Form 10-K405, Exhibit 13
period 1999-12-31
SIMON PROPERTY GROUP INC /DE/; SPG REALTY CONSULTANTS INC
filed 2000-03-29
CIK 1063761, 1067173

                                                                    EXHIBIT 13.1

Selected Financial Data

     The following tables set forth selected combined and separate financial data for the Companies. The financial data should be read in conjunction with the combined financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations.

     Other data management believes is important in understanding trends in the Companies' business is also included in the tables.

Simon Property Group, Inc. and SPG Realty Consultants, Inc. Combined:
---------------------------------------------------------------------

                                                                    As of or for the Year Ended December 3l,
                                               ----------------------------------------------------------------------------------
                                                  1999(1)           1998(1)           1997(1)           1996(2)           1995
                                               -----------       -----------       -----------        ----------       ----------
                                                                    (in thousands, except per share data)
                                                                    -------------------------------------
OPERATING DATA:
  Total revenue                                $ 1,892,703       $ 1,405,559       $ 1,054,167        $  747,704       $  553,657
  Income before unusual and
    extraordinary items                            316,100           236,230           203,133           134,663          101,505

  Net income available to common
    shareholders                               $   167,314       $   133,598       $   107,989        $   72,561       $   57,781


BASIC EARNINGS PER PAIRED SHARE:
  Income before extraordinary items            $      1.00       $      1.02       $      1.08        $     1.02       $     1.08
  Extraordinary items                                (0.03)             0.04                --             (0.03)           (0.04)
                                               -----------       -----------       -----------        ----------       ----------
  Net income                                   $      0.97       $      1.06       $      1.08        $     0.99       $     1.04
                                               ===========       ===========       ===========        ==========       ==========
  Weighted average Paired Shares
    outstanding                                    172,089           126,522            99,920            73,586           55,312

DILUTED EARNINGS PER PAIRED SHARE:
  Income before extraordinary items            $      1.00       $      1.02       $      1.08        $     1.01       $     1.08
  Extraordinary items                                (0.03)             0.04                --             (0.03)           (0.04)
                                               -----------       -----------       -----------        ----------       ----------
  Net income                                   $      0.97       $      1.06       $      1.08        $     0.98       $     1.04
                                               ===========       ===========       ===========        ==========       ==========

 Diluted weighted average Paired Shares
  outstanding                                      172,226           126,879           100,304            73,721           55,422


Distributions per Paired Share (3)             $      2.02       $      2.02       $      2.01        $     1.63       $     1.97

BALANCE SHEET DATA:
  Cash and cash equivalents                    $   157,632       $   129,195       $   109,699        $   64,309       $   62,721
  Total assets                                  14,223,243        13,277,000         7,662,667         5,895,910        2,556,436
  Mortgages and other notes payable              8,768,951         7,973,372         5,077,990         3,681,984        1,980,759
  Shareholders' equity                         $ 3,253,658       $ 3,409,209       $ 1,556,862        $1,304,891       $  232,946

OTHER DATA:
  Cash flow provided by (used in):
    Operating activities                       $   627,056       $   529,415       $   370,907        $  236,464       $  194,336
    Investing activities                          (612,876)       (2,102,032)       (1,243,804)         (199,742)        (222,679)
    Financing activities                            14,257         1,592,113           918,287           (35,134)         (14,075)
  Ratio of Earnings to Fixed Charges and
    Preferred Dividends (4)                           1.36x             1.44x             1.54x             1.55x            1.66x
                                               ===========       ===========       ===========        ==========       ==========
  Funds from Operations (FFO) of Simon
    Group (5)                                  $   734,513       $   544,481       $   415,128        $  281,495       $  197,909
                                               ===========       ===========       ===========        ==========       ==========
  FFO allocable to the Companies               $   534,285       $   361,326       $   258,049        $  172,468       $  118,376
                                               ===========       ===========       ===========        ==========       ==========

Simon Property Group, Inc.:
---------------------------

                                                                       As of or for the Year Ended December 3l,
                                               -------------------------------------------------------------------------------------
                                                     1999(1)           1998(1)           1997(1)           1996(2)          1995
                                               -----------------  ----------------  ----------------  ----------------  ------------
                                                                        (in thousands, except per share data)
                                                                        -------------------------------------
OPERATING DATA:
 Total revenue                                    $ 1,894,971       $ 1,405,072        $1,054,167       $  747,704       $  553,657
 Income before unusual and extraordinary items        315,499           235,790           203,133          134,663          101,505
 Net income available to common shareholders      $   165,944       $   133,286        $  107,989       $   72,561       $   57,781

BASIC EARNINGS PER COMMON  SHARE:
 Income before extraordinary items                $      0.99       $      1.01        $     1.08       $     1.02       $     1.08
 Extraordinary items                                    (0.03)             0.04                --            (0.03)           (0.04)
                                               ---------------   --------------     -------------    -------------    -------------
 Net income                                       $      0.96       $      1.05        $     1.08       $     0.99       $     1.04
                                               ===============   ==============     =============    =============    =============
 Weighted average shares outstanding                  172,089           126,522            99,920           73,586           55,312
DILUTED EARNINGS PER COMMON SHARE:
 Income before extraordinary items                $      0.99       $      1.01        $     1.08       $     1.01       $     1.08
 Extraordinary items                                    (0.03)             0.04                --            (0.03)           (0.04)
                                               --------------    --------------     -------------    -------------    -------------
 Net income                                       $      0.96       $      1.05        $     1.08       $     0.98       $     1.04
                                               ==============    ==============     =============    =============    =============
 Diluted weighted average shares outstanding          172,226           126,879           100,304           73,721           55,422

Distributions per common share (3)                $      2.02       $      2.02        $     2.01       $     1.63       $     1.97

BALANCE SHEET DATA:
 Cash and cash equivalents                        $   154,924       $   127,626        $  109,699       $   64,309       $   62,721
 Total assets                                      14,199,318        13,269,129         7,662,667        5,895,910        2,556,436
 Mortgages and other notes payable                  8,768,841         7,990,288         5,077,990        3,681,984        1,980,759
 Shareholders' equity                               3,237,545         3,394,142         1,556,862        1,304,891          232,946

------------------------------------------------------------------------------------------------------------------------------------

SPG Realty Consultants, Inc.:
-----------------------------

                                                                As of or for the Year Ended December 3l,
                                                ------------------------------------------------------------------------------------
                                                      1999 (1)      1998 (1)            1997             1996             1995
                                                ----------------  ---------------  --------------  ----------------  ---------------
                                                                          (in thousands, except per share data)
                                                                          -------------------------------------
OPERATING DATA:
 Total revenue                                    $  2,277          $  4,582           $ 6,214          $ 9,805          $10,423
 Net income (loss)                                   1,370            (4,431)            1,177             (920)              (6)

BASIC EARNINGS PER COMMON  SHARE:
 Net income (loss)                                $   0.80          $  (5.17)          $  2.07          $ (1.88)         $ (0.01)
 Weighted average shares outstanding                 1,721               857               569              490              471
DILUTED EARNINGS PER COMMON SHARE:
 Net income (loss)                                $   0.80          $  (5.17)          $  2.07          $ (1.88)         $ (0.01)
 Diluted weighted average shares outstanding         1,722               857               569              490              471

Distributions per common share (3)                $     --          $   0.39           $  0.40          $ 0.425          $ 0.625

BALANCE SHEET DATA:
 Cash and cash equivalents                        $  2,708          $  1,569           $ 4,147          $ 4,797          $ 2,759
 Total assets                                       35,029            46,601            46,063           31,054           30,929
 Mortgages and other notes payable                   9,958            21,556            36,818           21,988           22,208
 Shareholders' equity                               16,113            15,067             4,316            5,039            4,320

Notes
------------------------------------------------------------------------------------------------------------------------------------

(1) Notes 3, 4 and 5 to the accompanying financial statements describe the NED Acquisition and the CPI Merger, which occurred August 27, 1999 and September 24, 1998, respectively, and other 1999,1998 and 1997 real estate acquisitions and development. Note 2 to the accompanying financial statements describes the basis of presentation.
(2)  Beginning August 9, 1996, results include the DRC Merger.
(3) Represents distributions declared per period, which, in 1996, includes a distribution of $0.1515 per share declared on August 9, 1996, in connection with the DRC Merger, designated to align the time periods of distributions of the merged companies. SRC's distributions were declared prior to the CPI Merger.
(4) In 1999, includes a $12,000 unusual loss (see Note 13 to the accompanying financial statements) and a total of $12,290 of asset write-downs. Excluding these items, the ratio would have been 1.39x in 1999.
(5) Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition of Funds from Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

SIMON PROPERTY GROUP, INC. AND SPG REALTY CONSULTANTS, INC. COMBINED

     The following discussion should be read in conjunction with the Selected Financial Data, and all of the financial statements and notes thereto included elsewhere herein. Certain statements made in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Simon Group (see below) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, affect demand for retail space or retail goods, availability and creditworthiness of prospective tenants, lease rents and the terms and availability of financing; adverse changes in the real estate markets including, among other things, competition with other companies and technology; risks of real estate development and acquisition; governmental actions and initiatives; substantial indebtedness; conflicts of interests; maintenance of REIT status; and environmental/safety requirements.

     Overview

     Simon Property Group, Inc. ("SPG"), a Delaware corporation, is a self-administered and self-managed real estate investment trust ("REIT"). Each share of common stock of SPG is paired ("Paired Shares") with 1/100th of a share of common stock of SPG Realty Consultants, Inc. ("SRC" and together with SPG, the "Companies"). Simon Property Group, L.P. (the "SPG Operating Partnership"), formerly known as Simon DeBartolo Group, L.P., is the primary subsidiary of SPG. Units of ownership interest ("Units") in the SPG Operating Partnership are paired ("Paired Units") with a Unit in SPG Realty Consultants, L.P. (the "SRC Operating Partnership" and together with the SPG Operating Partnership, the "Operating Partnerships"). The SRC Operating Partnership is the primary subsidiary of SRC. The Companies together with the Operating Partnerships are hereafter referred to as "Simon Group", which prior to the CPI Merger (see below) refers to Simon DeBartolo Group, Inc. and the SPG Operating Partnership.

     Simon Group is engaged primarily in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers. As of December 31, 1999, Simon Group owned or held an interest in 259 income-producing properties in the United States, which consisted of 168 regional malls, 78 community shopping centers, four specialty retail centers, five office and mixed-use properties and four value-oriented super-regional malls in 36 states (the "Properties"), five additional retail real estate properties operating in Europe and two properties currently under construction (the "Portfolio" or the "Portfolio Properties"). At December 31, 1999 and 1998, the Companies' direct and indirect ownership interests in the Operating Partnerships was 72.4% and 71.6%, respectively. The SPG Operating Partnership also holds substantially all of the economic interest in M.S. Management Associates, Inc. (the "Management Company"). See Note 8 to the attached financial statements for a description of the activities of the Management Company.

     Operating results of Simon Group for the two years ended December 31, 1999 and 1998, and their comparability to the respective prior periods, have been significantly impacted by a number of Property acquisitions and openings beginning in 1997. The greatest impact on results of operations has come from the September 24, 1998 acquisition, through merger, of Corporate Property Investors, Inc. ("CPI") and Corporate Realty Consultants, Inc. (the "CPI Merger") (see Note 4 to the financial statements), and the acquisition of Shopping Center Associates (the "SCA Acquisition"), which included a series of transactions from September 29, 1997 to June 1, 1998 (see Note 5 to the financial statements). In addition, Simon Group acquired ownership interests in, or commenced operations of, a number of other Properties throughout the comparative periods and, as a result, increased the number of Properties it accounts for using the consolidated method of accounting and sold interests in several Properties throughout the comparative periods (together, the "Property Transactions"). Please refer to "Liquidity and Capital Resources" for additional information on such 1999 activity and refer to Note 5 to the financial statements for information about acquisitions, dispositions and development activity prior to 1999.

Results of Operations

Year Ended December 31, 1999 vs. Year Ended December 31, 1998

     Operating income increased $212.0 million or 33.0% in 1999 as compared to 1998. This increase is primarily the result of the CPI Merger ($143.1 million) and the Property Transactions ($23.0 million). Excluding these transactions, operating income increased approximately $45.9 million, primarily resulting from an approximately $15.1 million increase in consolidated revenues realized from marketing initiatives throughout the Portfolio from Simon Group's strategic marketing division, Simon Brand Ventures ("SBV"); a $39.1 million increase in minimum rents; a $6.3 million increase in gains from sales of peripheral properties; a $4.7 million increase in interest income and a $4.3 million increase in lease settlement income, partially offset by a $14.1 million increase in depreciation and amortization and an $8.6 million decrease in fee income. The increase in minimum rent primarily results from increased occupancy levels, the replacement of expiring tenant leases with renewal leases at higher minimum base rents, and a $7.9 million increase in rents from tenants operating under license agreements. The increase in depreciation and amortization is primarily due to an increase in depreciable real estate realized through renovation and expansion activities.

     Interest expense increased $159.7 million, or 38.0% in 1999 as compared to 1998. This increase is primarily a result of the CPI Merger ($125.0 million) and the Property Transactions ($18.0 million). The remaining increase includes incremental interest resulting from the SPG Operating Partnership's 1998 issuance of $1,075 million of public notes, the proceeds of which were used primarily to pay down the Credit Facility (see Liquidity and Capital Resources) ($4.5 million), and incremental interest on borrowings under the Credit Facility to complete the NED Acquisition, and acquire ownership interests in the IBM Properties and Mall of America ($6.3 million) (see Liquidity and Capital Resources and Notes 3 & 5 to the financial statements).

     The $3.4 million income tax benefit in 1999 represents SRC's pro rata share of the SRC Operating Partnership's current year losses and the realization of tax carryforward benefits for which a valuation allowance was previously provided.

     Income from unconsolidated entities increased $27.3 million in 1999, resulting from an increase in the Operating Partnerships' share of income from partnerships and joint ventures ($28.4 million), partially offset by a decrease in its share of the income from the Management Company ($1.1 million). The increase in the Operating Partnerships' share of income from partnerships and joint ventures is primarily the result of the joint venture interests acquired in the CPI Merger ($17.2 million), the IBM Properties ($3.2 million) and the NED Acquisition ($3.1 million). The decrease in Management Company income is primarily the result of losses associated with interests in two parcels of land held by the Management Company ($7.3 million), partially offset by increases in SBV revenues ($2.9 million), construction services revenues ($1.3 million) and increased earnings from a subsidiary captive insurance company ($1.1 million).

     As discussed further in Note 13 to the financial statements, the $12.0 million unusual item in 1999 is the estimated result of damages arising from the litigation surrounding the 1996 acquisition through merger of DeBartolo Realty Corporation (the "DRC Merger"). The actual amount of damages has not yet been determined by the courts.

     The $6.7 million extraordinary loss and $7.1 million extraordinary gain in 1999 and 1998, respectively, are the net results from refinancings, early extinguishments and/or forgiveness of debt.

     Income before allocation to limited partners was $297.4 million during 1999, an increase of $54.0 million over 1998, primarily for the reasons discussed above. Income before allocation to limited partners was allocated to the Companies based on SPG's direct ownership of Ocean County Mall and certain net lease assets, and the Companies' preferred Unit preferences and weighted average ownership interests in the Operating Partnerships during the period. In addition, SRC recognizes an income tax provision (benefit) on its pro rata share of the earnings (losses) of the SRC Operating Partnership.

     Preferred distributions of the SPG Operating Partnership represent distributions on preferred Units issued in connection with the NED Acquisition (See Note 3 to the financial statements). Preferred dividends of subsidiary represent distributions on preferred stock of SPG Properties, Inc., a 99.999% owned subsidiary of SPG.

Year Ended December 31, 1998 vs. Year Ended December 31, 1997

     Operating income increased $165.2 million or 34.6% in 1998 as compared to 1997. This increase is primarily the result of the CPI Merger ($62.5 million), the SCA Acquisition ($55.1 million), the Property Transactions ($18.5 million) and approximately $12.9 million from SBV. Excluding these transactions, operating income increased approximately $16.2 million, primarily due to a $20.2 million increase in minimum rent, and increases in gains from sales of peripheral properties ($3.4 million) and interest income ($2.8 million), partially offset by a $6.3 million increase in depreciation and amortization and a $4.3 million increase in recoverable expenses over tenant reimbursements. The increase in minimum rents results from increased occupancy levels, the replacement of expiring tenant leases with renewal leases at higher minimum base rents, and a $4.3 million increase in rents from tenants operating under license agreements. The increase in depreciation and amortization is primarily due to an increase in depreciable real estate realized through renovation and expansion activities.

     Interest expense increased $132.1 million, or 45.9% in 1998 as compared to 1997. This increase is primarily a result of the CPI Merger ($45.5 million), the SCA Acquisition ($59.1 million) and the Property Transactions ($15.0 million) and incremental interest ($12.7 million) on borrowings under the Credit Facility to acquire the IBM Properties.

     The $7.3 million loss on the sale of an asset in 1998 is the result of the June 30, 1998 sale of Southtown Mall for $3.3 million.

     Income from unconsolidated entities increased $9.4 million in 1998, resulting from an increase in the Operating Partnerships' share of income from partnerships and joint ventures ($14.0 million), partially offset by a decrease in the Operating Partnerships' share of income from M.S. Management Associates Inc. (the "Management Company") ($4.6 million). The increase in the Operating Partnerships' share of income from partnerships and joint ventures is primarily the result of the addition of the IBM Properties ($14.5 million) and the CPI Merger ($7.2 million), partially offset by the increase in the amortization of the excess of the Operating Partnerships' investment over their share of the equity in the underlying net assets of unconsolidated joint-venture Properties ($8.7 million). The decrease in income from the Management Company includes a $6.0 million decrease in development fee income.

     The $7.1 million gain from extraordinary items in 1998 is primarily the result of debt forgiveness, partially offset by prepayment penalties and write-offs of mortgage costs associated with early extinguishments of debt.

     Income before allocation to limited partners was $243.4 million in 1998, as compared to $203.2 million in 1997, reflecting an increase of $40.2 million, for the reasons discussed above, and was allocated to the Companies based on the Companies' direct ownership of Ocean County Mall and certain net lease assets, and the Companies' preferred Unit preference and weighted average ownership interest in the Operating Partnerships during the year.

       Preferred dividends of subsidiary represent distributions on preferred stock of SPG Properties, Inc., a 99.999% owned subsidiary of SPG.

     Liquidity and Capital Resources

     As of December 31, 1999, Simon Group's balance of unrestricted cash and cash equivalents was $157.6 million, including $72.4 million related to Simon Group's gift certificate program, which management does not consider available for general working capital purposes. Simon Group has a $1.25 billion unsecured revolving credit facility (the "Credit Facility") which had available credit of $461 million at December 31, 1999. The Credit Facility bears interest at LIBOR plus 65 basis points and has an initial maturity of August 2002, with an additional one-year extension available at Simon Group's option. SPG and the SPG Operating Partnership also have access to public equity and debt markets.

     Management anticipates that cash generated from operating performance will provide the necessary funds on a short- and long-term basis for its operating expenses, interest expense on outstanding indebtedness, recurring capital expenditures, and distributions to shareholders in accordance with REIT requirements. Sources of capital for nonrecurring capital expenditures, such as major building renovations and expansions, as well as for scheduled principal payments, including balloon payments, on outstanding indebtedness are expected to be obtained from: (i) excess cash generated from operating performance; (ii) working capital reserves; (iii) additional debt financing; and (iv) additional equity raised in the public markets.

     Sensitivity Analysis. The Operating Partnerships' combined future earnings, cash flows and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, primarily LIBOR. Based upon consolidated indebtedness and interest rates at December 31, 1999, a 0.25% increase in the market rates of interest would decrease future earnings and cash flows by approximately $5.8 million, and would decrease the fair value of debt by approximately $170 million. A 0.25% decrease in the market rates of interest would increase future earnings and cash flows by approximately $5.8 million, and would increase the fair value of debt by approximately $180 million.

     Financing and Debt

     At December 31, 1999, Simon Group had combined consolidated debt of $8,769 million, of which $6,275 million was fixed-rate debt, bearing interest at a weighted average rate of 7.3% and $2,494 million was variable-rate debt bearing interest at a weighted average rate of 6.6%. As of December 31, 1999, Simon Group had interest rate protection agreements related to $438 million of combined consolidated variable-rate debt. Simon Group's interest rate protection agreements did not materially impact interest expense or weighted average borrowing rates in 1999.

     Simon Group's share of total scheduled principal payments of mortgage and other indebtedness, including unconsolidated joint venture indebtedness over the next five years is $6,017 million, with $4,459 million thereafter. Simon Group's ratio of consolidated debt-to-market capitalization was 58.1% and 51.2% at December 31, 1999 and 1998, respectively. The increase is primarily the result of a decrease in the price of the Paired Shares in 1999.

The following summarizes significant financing and refinancing transactions completed in 1999:

     Financings Related to the NED Acquisition. Simon Group's approximately $894 million share of the cost of the NED Acquisition (see below) included the assumption of approximately $530.0 million of mortgage indebtedness; $177.1 million in cash; the issuance of 1,269,446 Paired Units valued at approximately $36.4 million; the issuance of 2,584,227 7% Convertible Preferred Units in the SPG Operating Partnership valued at approximately $72.8 million; and 2,584,227 8% Redeemable Preferred Units in the SPG Operating Partnership valued at approximately $78.0 million. Simon Group's share of the cash portion of the purchase price was financed primarily using the Credit Facility.

     Secured Indebtedness. During 1999, Simon Group refinanced approximately $295 million of mortgage indebtedness on five of the Properties. Simon Group's share of the refinanced debt is approximately $270 million. The weighted average maturity of the indebtedness increased from approximately 2.0 years to 7.4 years, while the weighted average interest rates decreased from approximately 8.0% to 7.7%.

     Credit Facility. During 1999, Simon Group obtained a three-year extension on the Credit Facility to August 25, 2002, with an additional one-year automatic extension available at the option of the SPG Operating Partnership. The maximum and average amounts outstanding during 1999 under the Credit Facility were $785 million and $487 million, respectively.

     Unsecured Notes. On February 4, 1999, the SPG Operating Partnership completed the sale of $600 million of senior unsecured notes. The notes include two $300 million tranches. The first tranche bears interest at 6.75% and matures on February 4, 2004 and the second tranche bears interest at 7.125% and matures on February 4, 2009. The SPG Operating Partnership used the net proceeds of approximately $594 million to retire the $450 million initial tranche of the $1.4 billion unsecured bridge loan, which financed the majority of the cash portion of the CPI Merger (the "Merger Facility") and to pay $142 million on the outstanding balance of the Credit Facility. Following this offering, the SPG Operating Partnership had $250 million remaining on its debt shelf registration, under which debt securities may be issued.

     In addition to these transactions, Simon Group has also received commitments from various lending institutions totaling $550 million to payoff the second $450 million tranche of the Merger Facility, which becomes due March 24, 2000 and bears interest at LIBOR plus 65 basis points. The new facility will mature March 2001 and also bears interest at LIBOR plus 65 basis points.

     Acquisitions and Disposals

     The NED Acquisition. During 1999, Simon Group acquired ownership interests in 14 regional malls from New England Development Company (the "NED Acquisition"). Simon Group acquired one of the properties directly and formed a joint venture with three partners ("Mayflower"), of which Simon Group owns 49.1%, to acquire interests in the remaining properties. Simon Group assumed management responsibilities for the portfolio, which includes approximately 10.7 million square feet of GLA.

     Other Acquisitions. During 1999, in addition to the NED Acquisition, Simon Group acquired the remaining interests in four Properties, and 50% of the economic benefits of Mall of America for a combined price of approximately $318 million. The purchase price included the assumption of a $134 million pro rata share of mortgage indebtedness with a weighted average rate and maturity of 6.8% and 4.4 years, respectively; the issuance of 1,000,000 shares of 8% Redeemable Preferred Stock in SPG for $24 million and $160 million in cash funded primarily from the Credit Facility.

     See Note 5 to the financial statements for 1998 and 1997 acquisition activity.

     Management continues to review and evaluate a limited number of individual property and portfolio acquisition opportunities. Management believes, however, that due to the rapid consolidation of the regional mall business, coupled with the current status of the capital markets, that acquisition activity in the near term will be a less significant component of the Company's growth strategy. Management believes that funds on hand, and amounts available under the Credit Facility, together with the ability to issue shares of common stock and/or Units, provide the means to finance certain acquisitions. No assurance can be given that Simon Group will not be required to, or will not elect to, even if not required to, obtain funds from outside sources, including through the sale of debt or equity securities, to finance significant acquisitions, if any.

     Disposals. During 1999, Simon Group sold an office building, an interest in a hotel, and two community centers for a total of $59 million, resulting in a net loss of $7 million. The SRC Operating Partnership, which owned the office building, used its $11.8 million portion of the net proceeds primarily to repay the remaining $10.6 million mortgage payable to the SPG Operating Partnership. The net proceeds from these sales were used primarily to reduce the outstanding balance on the Credit Facility.

     In addition to the Property sales described above, as a continuing part of Simon Group's long-term strategic plan, management continues to pursue the sale of its remaining non-retail holdings and a number of retail assets that are no longer aligned with Simon Group's strategic criteria. These include interests in one regional mall and one community center sold in the first quarter of 2000 and one regional mall and four community centers, which are under contract for sale. Management expects the sale prices of its non-core assets, if sold, will not differ materially from the carrying value of the related assets.

     Development Activity

     New Developments. Development activities are an ongoing part of Simon Group's business. During 1999, Simon Group opened six new Properties aggregating approximately 4.9 million square feet of GLA. In total, Simon Group invested approximately $400 million on new developments in 1999. With fewer new developments currently under construction, Simon Group expects 2000 development costs to be approximately $130 million.

     Strategic Expansions and Renovations. A key objective of Simon Group is to increase the profitability and market share of the Properties through the completion of strategic renovations and expansions. During 1999, Simon Group invested approximately $277 million on redevelopment projects and completed four major redevelopment projects, which added approximately 1.4 million square feet of GLA to the Portfolio. Simon Group has a number of renovation and/or expansion projects currently under construction, or in preconstruction development and expects to invest approximately $270 million on redevelopment in 2000.

     International Expansion. The SPG Operating Partnership and the Management Company have a 25% ownership interest in European Retail Enterprises, B.V. ("ERE") and Groupe BEG, S.A. ("BEG"), respectively, which are accounted for using the equity method of accounting. BEG and ERE are fully integrated European retail real estate developers, lessors and managers. Simon Group's total investment in ERE and BEG at December 31, 1999 was approximately $41 million, with commitments for an additional $22 million, subject to certain performance and other criteria, including Simon Group's approval of development projects. The agreements with BEG and ERE are structured to allow Simon Group to acquire an additional 25% ownership interest over time. As of December 31, 1999, BEG and ERE had three Properties open in Poland and two in France.

     Other

     On September 30, 1999, Simon Group entered into a five year contract with Enron Energy Services for Enron to supply or manage all of the energy commodity requirements throughout the Portfolio. The contract includes electricity, natural gas and maintenance of energy conversion assets and electrical systems including lighting. This alliance is designed to reduce operating costs for Simon Group's tenants, as well as deliver incremental profit to Simon Group.

     Also during the third quarter of 1999, Simon Group launched a new program designed to take advantage of new retail opportunities of the digital age. Elements of the strategy include digitizing the existing assets of the Properties by implementing internet web sites for each of the Properties, creating products that leverage the digitalization of consumers and Simon merchants through an enhanced broadband network called TenantConnect.net and incubating concepts that leverage the physical and virtual worlds through a venture creation subsidiary called clixnmortar.com, a subsidiary of the SRC Operating Partnership. As these programs are still in the development stage, management does not expect their revenues to be a significant component of combined revenues in 2000.

     Capital Expenditures on Consolidated Properties

                                                          1999            1998            1997
                                                          ----           -----            -----
       New Developments                                   $ 226          $  22            $  80
       Renovations and Expansions                           248            250              197
       Tenant Allowances                                     65             46               38
       Recoverable Capital Expenditures                      27             19               13
       Other                                                 --             12                4
                                                          -----          -----            -----
       Total                                              $ 566          $ 349            $ 332
                                                          =====          =====            =====

     Distributions

     SPG declared distributions on its common stock in 1999 aggregating $2.02 per share. On January 20, 2000, SPG declared a distribution of $0.5050 per Paired Share payable on February 18, 2000, to shareholders of record on February 4, 2000. The current combined annual distribution rate is $2.02 per Paired Share. Future distributions will be determined based on actual results of operations and cash available for distribution.

     Investing and Financing Activities

     Cash used in investing activities during 1999 includes acquisitions of $339 million, capital expenditures of $505 million, investments in unconsolidated joint ventures of $83 million consisting primarily of development funding, $47 million of investments in and advances to the Management Company and a $3 million investment in piiq.com. Capital expenditures includes development costs of $86 million, renovation and expansion costs of approximately $324 million and tenant costs, and other operational capital expenditures of approximately $95 million. Acquisitions, including transaction costs, includes $183 million for the NED Acquisition and $156 million for the remaining interests in four existing Properties. These uses of cash are partially offset by distributions from unconsolidated entities of $222 million; net proceeds of $59 million from the sales of Simon Group's interests in a hotel and related land, an office building, and two community centers; and cash of $83 million from the consolidations of Simon Group's gift certificate program and four Properties. Distributions from unconsolidated entities includes approximately $116 million resulting from financing activities, with the remainder resulting primarily from those entities' operating activities.

     Cash provided by financing activities during 1999 was $14 million and included net equity distributions of $560 million offset by net borrowings of $574 million.

     Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

     Management believes that there are several important factors that contribute to the ability of Simon Group to increase rent and improve profitability of its shopping centers, including aggregate tenant sales volume, sales per square foot, occupancy levels and tenant costs. Each of these factors has a significant effect on EBITDA. Management believes that EBITDA is an effective measure of shopping center operating performance because: (i) it is industry practice to evaluate real estate properties based on operating income before interest, taxes, depreciation and amortization, which is generally equivalent to EBITDA; and (ii) EBITDA is unaffected by the debt and equity structure of the property owner. EBITDA: (i) does not represent cash flow from operations as defined by generally accepted accounting principles; (ii) should not be considered as an alternative to net income as a measure of operating performance; (iii) is not indicative of cash flows from operating, investing and financing activities; and (iv) is not an alternative to cash flows as a measure of liquidity.

     Total EBITDA for the Properties increased from $940 million in 1997 to $1,843 million in 1999, representing a compound annual growth rate of 40.0%. This growth is primarily the result of merger, acquisition and development activity during the comparative periods ($775 million). The remaining growth in total EBITDA ($128 million) reflects increased rental rates, increased tenant sales, improved occupancy levels and effective control of operating costs and the addition of GLA to the Portfolio through expansions. During this period, the operating profit margin increased from 64.4% to 65.3%. This improvement is also primarily attributable to aggressive leasing of new and existing space and effective control of operating costs.

     The following summarizes total EBITDA for the Portfolio Properties and the operating profit margin of such properties, which is equal to total EBITDA expressed as a percentage of total revenue:

                                                                                  1999             1998            1997
                                                                               ----------       ----------       --------
                                                                                              (in thousands)
     EBITDA of consolidated Properties                                         $1,236,421       $  910,654       $677,930
     EBITDA of unconsolidated Properties                                          606,710          451,049        262,098
                                                                               ----------       ----------       --------
     Total EBITDA of Portfolio Properties                                      $1,843,131       $1,361,703       $940,028
                                                                               ==========       ==========       ========
     EBITDA after minority interest (1)                                        $1,455,272       $1,068,233       $746,842
                                                                               ==========       ==========       ========
     Increase in total EBITDA from prior period                                      35.4%            44.9%          52.8%
     Increase in EBITDA after minority interest from prior period                    36.2%            43.0%          50.2%
     Operating profit margin of the Portfolio Properties                             65.3%            64.8%          64.4%

     (1) EBITDA after minority interest represents Simon Group's allocable portion of earnings before interest, taxes, depreciation and amortization for all Properties based on its economic ownership in each Property.

     Funds from Operations ("FFO")
     -----------------------------

     FFO is an important and widely used measure of the operating performance of REITs, which provides a relevant basis for comparison among REITs. FFO, as defined by NAREIT, means consolidated net income without giving effect to real estate related depreciation and amortization, gains or losses from extraordinary and unusual items and gains or losses on sales of real estate, plus the allocable portion, based on economic ownership interest, of funds from operations of unconsolidated joint ventures, all determined on a consistent basis in accordance with generally accepted accounting principles. Effective January 1, 2000, Simon Group adopted NAREIT's clarification in the definition of FFO, which requires the inclusion of the effects of nonrecurring items not classified as extraordinary or resulting from the sales of depreciable real estate. Simon Group's method of calculating FFO may be different from the methods used by other REITs. FFO: (i) does not represent cash flow from operations as defined by generally accepted accounting principles; (ii) should not be considered as an alternative to net income as a measure of operating performance; and (iii) is not an alternative to cash flows as a measure of liquidity.

     The following summarizes FFO of Simon Group and the Companies and reconciles combined income before unusual and extraordinary items to FFO of Simon Group for the periods presented:

                                                                               For the Year Ended December 31,
                                                                         ------------------------------------------
                                                                           1999            1998              1997
                                                                         --------        --------          --------
                                                                                     (in thousands)
  FFO of Simon Group                                                     $734,513        $544,481          $415,128
                                                                         ========        ========          ========
  Increase in FFO from prior period                                          34.9%           31.2%             47.5%
                                                                         ========        ========          ========
  Reconciliation:
    Income before unusual and extraordinary items                        $316,100        $236,230          $203,133
    Plus:
      Depreciation and amortization from combined
        consolidated properties                                           381,265         267,423           200,084

      Simon Group's share of depreciation and amortization
        and extraordinary and other items from unconsolidated             104,537          82,323            46,760
        affiliates (1)

      Loss (gain) on sale of real estate                                    7,062           7,283               (20)
      Less:
      Minority interest portion of depreciation and
        amortization and extraordinary items                               (5,128)         (7,307)           (5,581)

      Preferred distributions (Including those of subsidiaries)           (69,323)        (41,471)          (29,248)
                                                                         --------        --------          --------
    FFO of Simon Group                                                   $734,513        $544,481          $415,128
                                                                         ========        ========          ========
    FFO allocable to the Companies                                       $534,285        $361,326          $258,049
                                                                         ========        ========          ========

(1)  Includes $12.3 million of asset write-downs recognized in 1999.

     Portfolio Data

     Operating statistics give effect to the NED Acquisition for 1999 only and the CPI Merger for 1998 and 1999 only. The value-oriented super-regional mall category consists of Arizona Mills, Grapevine Mills, Concord Mills and Ontario Mills. Operating statistics do not include those properties located outside of the United States.

     Aggregate Tenant Sales Volume and Sales per Square Foot. Sales Volume includes total reported retail sales at mall and freestanding GLA owned by the Operating Partnerships ("Owned GLA") in the regional malls and all reporting tenants at community shopping centers. The $9,248 million increase from 1996 to 1999 includes $6,759 million from the CPI Merger, the NED Acquisition, the SCA Acquisition, and the IBM Properties. Excluding these Properties, 1999 sales were $10,410 million, which is a compound annual growth rate of 9.5% since 1996. Retail sales at Owned GLA affect revenue and profitability levels because they determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) the tenants can afford to pay.

     The following illustrates the total reported sales of tenants at Owned GLA:

                                                                        Annual
                                              Total Tenant            Percentage
             Year Ended December 31,       Sales (in millions)         Increase
             -----------------------       -------------------        ----------
                      1999                       $17,169                  17.7%
                      1998                        14,587                  52.9
                      1997                         9,539                  20.4
                      1996                         7,921                   3.6

     Regional mall sales per square foot increased 7.0% in 1999 to $367 as compared to $343 in 1998. In addition, sales per square foot at regional malls of reporting tenants operating for at least two consecutive years ("Comparable Sales") increased from $346 to $377, or 9.0%, from 1998 to 1999. Simon Group believes its strong sales growth in 1999 is the result of its continued aggressive retenanting efforts and the redevelopment of many of the Properties. Sales per square foot and Comparable Sales at the community shopping centers increased in 1999 by $7 or 3.8% and $10 or 5.6%, respectively.

     Tenant Occupancy Costs. Tenant occupancy costs as a percentage of sales remained at 12.3% in 1999 and 1998 in the regional mall portfolio. A tenant's ability to pay rent is affected by the percentage of its sales represented by occupancy costs, which consist of rent and expense recoveries. As sales levels increase, if expenses subject to recovery are controlled, the tenant can pay higher rent. Management believes Simon Group is one of the lowest-cost providers of retail space, which has permitted the rents in both regional malls and community shopping centers to increase without raising a tenant's total occupancy cost beyond its ability to pay. Management believes continuing efforts to increase sales while controlling property operating expenses will continue the trend of increasing rents at the Properties.

     Occupancy Levels and Average Base Rents. Occupancy and average base rent is based on Owned GLA at mall and freestanding stores in the regional malls and all tenants at value-oriented regional malls and community shopping centers. Management believes the continued growth in regional mall occupancy is a result of a significant increase in the overall quality of Simon Group's Portfolio. The result of the increase in occupancy is a direct or indirect increase in nearly every category of revenue. Owned GLA increased 12.5 million square feet from December 31, 1998, to December 31, 1999, primarily as a result of the NED Acquisition, the purchase of an interest in Mall of America and the 1999 Property openings.

                                                       Occupancy Levels
                                        -----------------------------------------------
                                                        Value-Oriented        Community
                                        Regional           Regional           Shopping
                  December 31,           Malls              Malls              Centers
                  ------------           -----              -----              -------

                      1999               90.6%              95.1%                88.6%
                      1998               90.0               98.2                 91.4
                      1997               87.3               93.8                 91.3
                      1996               84.7                N/A                 91.6

                                                          Average Base Rent per Square Foot
                               ------------------------------------------------------------------------------------
                                                                                               Community
                                                     %        Value-Oriented         %         Shopping         %
Year Ended December 31,        Regional Malls     Change      Regional Malls      Change        Centers      Change
-----------------------        --------------     ------     ---------------      ------       ---------     ------
        1999                       $27.33          6.3%           $16.34           (0.4)%         $8.36        8.9%
        1998                        25.70          8.7             16.40             1.2           7.68        3.2
        1997                        23.65         14.4             16.20             N/A           7.44       (2.7)
        1996                        20.68          7.8               N/A             N/A           7.65        4.9

     Year 2000 Project

     Simon Group undertook a project (the "Y2K Project") to identify and correct problems arising from the inability of information technology hardware and software systems to process dates after December 31, 1999. Simon Group's Y2K Project focused first upon Simon Group's key information technology systems (the "IT Component") and secondly upon the information systems of key tenants and key third party service providers as well as imbedded systems within common areas of substantially all of the Properties (the "Non-IT Component"). Among other things, the Y2K Project assessed year 2000 readiness of all critical items and developed and implemented replacement and contingency plans based upon the information collected.

     Simon Group experienced no disruptions in its key information technology systems or in the operation of its Properties as a result of any year 2000 occurrence, nor is Simon Group aware that any of its key tenants or key suppliers experienced any year 2000 issues which, in turn, have had any material adverse impact upon Simon Group's results of operations.

     Simon Group is also aware that other dates may cause similar problems for information technology hardware and software systems to process dates thereafter. Simon Group believes that its Y2K Project addressed those issues in Simon Group's IT Component and Non-IT Component, but has put in place contingency plans substantially similar to those designed for the Y2K Project to address information technology issues that may arise on those future dates.

     To date, Simon Group has expended $2.0 million on the Y2K Project and anticipates expending an additional $180 thousand to complete the implementation of any contingency and replacement plans in connection with its Y2K Project. These cost estimates do not include costs expended by Simon Group following the DRC Merger for software, hardware and related costs necessary to upgrade its primary operating, financial accounting and billing systems, which allowed those systems to, among other things, become year 2000 ready.

     Inflation

     Inflation has remained relatively low during the past four years and has had a minimal impact on the operating performance of the Properties. Nonetheless, substantially all of the tenants' leases contain provisions designed to lessen the impact of inflation. Such provisions include clauses enabling Simon Group to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. In addition, many of the leases are for terms of less than ten years, which may enable Simon Group to replace existing leases with new leases at higher base and/or percentage rentals if rents of the existing leases are below the then-existing market rate. Substantially all of the leases, other than those for anchors, require the tenants to pay a proportionate share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing Simon Group's exposure to increases in costs and operating expenses resulting from inflation.

     However, inflation may have a negative impact on some of Simon Group's other operating items. Interest and general and administrative expenses may be adversely affected by inflation as these specified costs could increase at a rate higher than rents. Also, for tenant leases with stated rent increases, inflation may have a negative effect as the stated rent increases in these leases could be lower than the increase in inflation at any given time.

     Seasonality

     The shopping center industry is seasonal in nature, particularly in the fourth quarter during the holiday season, when tenant occupancy and retail sales are typically at their highest levels. In addition, shopping malls achieve most of their temporary tenant rents during the holiday season. As a result of the above, earnings are generally highest in the fourth quarter of each year.

     New Accounting Pronouncements

     On June 15, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS 133 will be effective for Simon Group beginning with the 2001 fiscal year and may not be applied retroactively. Management is currently evaluating the impact of SFAS 133, which it believes could increase volatility in earnings and other comprehensive income.

     On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), which addressed certain revenue recognition policies, including the accounting for overage rent by a landlord. SAB 101 requires overage rent to be recognized as revenue only when each tenant's sales exceeds their sales threshold. Simon Group currently recognizes overage rent based on reported and estimated sales through the end of the period, less the applicable prorated base sales amount. Simon Group will adopt SAB 101 effective January 1, 2000. Management is currently evaluating the impact of SAB 101 and expects to record a loss from the cumulative effect of a change in accounting principle of approximately $13 million in the first quarter of 2000. In addition, SAB 101 will impact the timing in which overage rent is recognized throughout the year, but will not have a material impact on the total overage rent recognized in each full year.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Simon Property Group, Inc. and SPG Realty Consultants, Inc.:

We have audited the accompanying combined balance sheets of Simon Property Group, Inc. and subsidiaries and its paired share affiliate, SPG Realty Consultants, Inc. and subsidiaries (see Note 2), as of December 31, 1999 and 1998, and the related combined statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. We have also audited the accompanying consolidated balance sheets of SPG Realty Consultants, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity and cash flows for the two years in the period ended December 31, 1999. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Simon Property Group, Inc. and subsidiaries and its paired share affiliate, SPG Realty Consultants, Inc. and subsidiaries, as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, the consolidated financial position of Simon Property Group, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, and the consolidated financial position of SPG Realty Consultants, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



                                         ARTHUR ANDERSEN LLP


Indianapolis, Indiana
February 16, 2000.

Balance Sheets

Simon Property Group, Inc. and SPG Realty Consultants, Inc. Combined

(Dollars in thousands, except per share amounts)

                                                                                                   December 31,      December 31,
                                                                                                       1999              1998
                                                                                                   -----------        -----------
ASSETS:
     Investment properties, at cost                                                                $12,802,052        $11,850,014
       Less -- accumulated depreciation                                                              1,098,881            722,371
                                                                                                   -----------        -----------
                                                                                                    11,703,171         11,127,643
     Cash and cash equivalents                                                                         157,632            129,195
     Tenant receivables and accrued revenue, net                                                       289,152            218,581
     Notes and advances receivable from Management Company and affiliate                               162,082            115,378
     Investment in partnerships and joint ventures, at equity                                        1,522,024          1,306,753
     Investment in Management Company and affiliates                                                     6,833             10,037
     Other investment                                                                                   44,902             50,176
     Goodwill, net                                                                                      39,556             58,134
     Deferred costs and other assets, net                                                              262,958            228,965
     Minority interest, net                                                                             34,933             32,138
                                                                                                   -----------        -----------
                                                                                                   $14,223,243        $13,277,000
                                                                                                   ===========        ===========
LIABILITIES:
     Mortgages and other indebtedness                                                              $ 8,768,951        $ 7,973,372
     Accounts payable and accrued expenses                                                             479,783            415,186
     Cash distributions and losses in partnerships and joint ventures, at equity                        32,995             29,139
     Other liabilities                                                                                 213,909             95,131
                                                                                                   -----------        -----------
       Total liabilities                                                                             9,495,638          8,512,828
                                                                                                   ===========        ===========
COMMITMENTS AND CONTINGENCIES (Note 13)

LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIPS                                               984,465          1,015,634

LIMITED PARTNERS' PREFERRED INTEREST IN THE
    SPG OPERATING PARTNERSHIP                                                                          149,885                 --

PREFERRED STOCK OF SUBSIDIARY                                                                          339,597            339,329

SHAREHOLDERS' EQUITY:

     CAPITAL STOCK OF SIMON PROPERTY GROUP, INC.:

       All series of preferred stock (Note 11)                                                         542,838            717,916

       Common stock, $.0001 par value, 400,000,000 shares authorized, and 169,961,255
          and 163,571,031 issued and outstanding, respectively                                              17                 16

       Class B common stock, $.0001 par value, 12,000,000 shares authorized, 3,200,000
         issued and outstanding                                                                              1                  1

        Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding             --                 --

     CAPITAL STOCK OF SPG REALTY CONSULTANTS, INC.:

       Common stock, $.0001 par value, 7,500,000 shares authorized, 1,731,653
         and 1,667,750 issued and outstanding, respectively                                                 --                 --

     Capital in excess of par value                                                                  3,298,025          3,083,213
     Accumulated deficit                                                                              (551,251)          (372,313)
     Unrealized gain (loss) on long-term investment                                                     (5,852)               126
     Unamortized restricted stock award                                                                (22,139)           (19,750)
     Less common stock held in treasury at cost, 310,955 and 0 shares, respectively                     (7,981)                --
                                                                                                   -----------        -----------
       Total shareholders' equity                                                                    3,253,658          3,409,209
                                                                                                   -----------        -----------
                                                                                                   $14,223,243        $13,277,000
                                                                                                   ===========        ===========

   The accompanying notes are an integral part of these statements.

Statements of Operations
Simon Property Group, Inc. and SPG Realty Consultants, Inc. Combined

(Dollars in thousands, except per share amounts)

                                                                       For the Year Ended December 31,
                                                                     -----------------------------------
                                                                     1999           1998            1997
                                                                     ----           ----            ----
REVENUE:
  Minimum rent                                                    $1,146,659     $  850,708      $  641,352
  Overage rent                                                        60,976         49,689          38,810
  Tenant reimbursements                                              583,777        429,470         322,416
  Other income                                                       101,291         75,692          51,589
                                                                  ----------     ----------      ----------
    Total revenue                                                  1,892,703      1,405,559       1,054,167
                                                                  ----------     ----------      ----------

EXPENSES:
  Property operating                                                 294,699        226,426         176,846
  Depreciation and amortization                                      382,176        268,442         200,900
  Real estate taxes                                                  187,627        133,698          98,830
  Repairs and maintenance                                             70,760         53,296          43,000
  Advertising and promotion                                           65,843         50,754          32,891
  Provision for credit losses                                          8,541          6,614           5,992
  Other                                                               28,812         24,117          18,678
                                                                  ----------     ----------      ----------
    Total operating expenses                                       1,038,458        763,347         577,137
                                                                  ----------     ----------      ----------

OPERATING INCOME                                                     854,245        642,212         477,030

INTEREST EXPENSE                                                     579,593        419,918         287,823
                                                                  ----------     ----------      ----------

INCOME BEFORE MINORITY INTEREST                                      274,652        222,294         189,207

MINORITY INTEREST                                                    (10,719)        (7,335)         (5,270)
GAIN (LOSS) ON SALES OF ASSETS, NET                                   (7,062)        (7,283)             20
INCOME TAX BENEFIT OF SRC                                              3,374              -               -
                                                                  ----------     ----------      ----------
INCOME BEFORE UNCONSOLIDATED ENTITIES                                260,245        207,676         183,957

INCOME FROM UNCONSOLIDATED ENTITIES                                   55,855         28,554          19,176
                                                                  ----------     ----------      ----------
INCOME BEFORE UNUSUAL AND EXTRAORDINARY ITEMS                        316,100        236,230         203,133

UNUSUAL ITEM (Note 13)                                               (12,000)             -               -
EXTRAORDINARY ITEMS - DEBT RELATED TRANSACTIONS                       (6,705)         7,146              58
                                                                  ----------     ----------      ----------
INCOME BEFORE ALLOCATION TO LIMITED PARTNERS                         297,395        243,376         203,191

LESS:
  LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIPS            60,758         68,307          65,954
  PREFERRED DISTRIBUTIONS OF THE SPG OPERATING PARTNERSHIP             2,917              -               -
  PREFERRED DIVIDENDS OF SUBSIDIARY                                   29,335          7,816               -
                                                                  ----------     ----------      ----------

NET INCOME                                                           204,385        167,253         137,237

PREFERRED DIVIDENDS                                                  (37,071)       (33,655)        (29,248)
                                                                  ----------     ----------      ----------

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                       $  167,314     $  133,598      $  107,989
                                                                  ==========     ==========      ==========

BASIC EARNINGS PER COMMON PAIRED SHARE:
    Income before extraordinary items                             $     1.00     $     1.02      $     1.08
    Extraordinary items                                                (0.03)          0.04               -
                                                                  ----------     ----------      ----------
    Net income                                                    $     0.97     $     1.06      $     1.08
                                                                  ==========     ==========      ==========

DILUTED EARNINGS PER COMMON PAIRED SHARE:
    Income before extraordinary items                             $     1.00     $     1.02      $     1.08
    Extraordinary items                                                (0.03)          0.04               -
                                                                  ----------     ----------      ----------
    Net income                                                    $     0.97     $     1.06      $     1.08
                                                                  ==========     ==========      ==========

       The accompanying notes are an integral part of these statements.

Statements of Shareholders' Equity
Simon Property Group, Inc. and SPG Realty Consultants, Inc. Combined

(Dollars in thousands)

                                                                                        Unrealized
                                                                                        Gain
                                                   SPG           SPG        SRC         (Loss) on       Capital
                                                   Preferred     Common     Common      Long-Term       in Excess of
                                                   Stock         Stock      Stock       Investment      Par Value
                                                   ---------     ------     ------      ----------      ------------
Balance at December 31, 1996                         292,912         10         --              --        1,189,919

Common stock issued to the public
 (5,858,887 shares)                                                   1                                     190,026

Common stock issued in connection
 with acquisitions (2,193,037 shares)                                                                        70,000

Stock options exercised (369,902 shares)                                                                      8,625

Other common stock issued
 (82,484 shares)                                                                                              2,268

Stock incentive program (448,753 shares)                                                                     14,016

Amortization of stock incentive

Series C Preferred stock issued
 (3,000,000 shares)                                  146,072

Conversion of Series A Preferred stock
 into 3,809,523 shares of common stock               (99,923)                                                99,923

Transfer out of limited partners' interest
  in the Operating Partnership                                                                              (82,869)

Unrealized gain on long-term investment                                                      2,420

Net income

Distributions

                                                   ---------     ------     ------      ----------      -----------
Balance at December 31, 1997                         339,061         11         --           2,420        1,491,908

Common stock issued to the public
 (2,957,335 shares)                                                   1                                      91,398

CPI Merger (Notes 4 and 11)
 SPG Preferred                                       717,916
 SPG Common (53,078,564 shares)                                       5                                   1,758,733
 SRC Net Assets                                                                                              14,755

Preferred stock of Subsidiary                       (339,061)

Common stock issued in connection
 with acquisitions (519,889 shares)                                                                          17,176

Stock incentive program (495,131 shares)                                                                     15,983

Other common stock issued (81,111 shares)                                                                     2,182

Amortization of stock incentive

Transfer out of limited partners' interest
    in the Operating Partnerships                                                                          (308,922)

Distributions

                                                   ---------     ------     ------      ----------      -----------
Subtotal                                             717,916         17         --           2,420        3,083,213
                                                   ---------     ------     ------      ----------      -----------
 Comprehensive Income:

Unrealized loss on long-term investment                                                     (2,294)
Net income
                                                   ---------     ------     ------      ----------      -----------
 Total Comprehensive Income:                              --         --         --          (2,294)              --
                                                   ---------     ------     ------      ----------      -----------

Balance at December 31, 1998                         717,916         17         --             126        3,083,213

Preferred stock conversion (5,926,440 shares)       (199,320)         1                                     199,319

Common stock issued as dividend (153,890 shares)                                                              4,030

Preferred stock issued in acquisition                 24,242

Stock incentive program (537,861 shares)                                                                     13,635

Amortization of stock incentive

Shares purchased by subsidiary (310,955 shares)

Stock options exercised (82,988 shares)                                                                       2,138

Transfer out of limited partners' interest
    in the Operating Partnerships                                                                            (4,310)

Distributions

                                                   ---------     ------     ------      ----------      -----------
Subtotal                                             542,838         18         --             126        3,298,025
                                                   ---------     ------     ------      ----------      -----------
 Comprehensive Income:

Unrealized loss on long-term investment                                                     (5,978)              --

Net income
                                                   ---------     ------     ------      ----------      -----------
 Total Comprehensive Income:                              --         --         --          (5,978)              --
                                                   ---------     ------     ------      ----------      -----------
Balance at December 31, 1999                       $ 542,838     $   18     $   --      $   (5,852)     $ 3,298,025
                                                   =========     ======     ======      ==========      ===========

                                                                   Unamortized            Common           Total
                                                   Accumulated   Restricted Stock     Stock Held in     Shareholders'
                                                     Deficit          Award              Treasury          Equity
                                                   -----------   ----------------     -------------     -------------
Balance at December 31, 1996                         (172,596)       (5,354)                    --        1,304,891

Common stock issued to the public
 (5,858,887 shares)                                                                                         190,027

Common stock issued in connection
 with acquisitions (2,193,037 shares)                                                                        70,000

Stock options exercised (369,902 shares)                                                                      8,625

Other common stock issued
 (82,484 shares)                                                                                              2,268

Stock incentive program (448,753 shares)                            (13,262)                                    754

Amortization of stock incentive                                       5,386                                   5,386

Series C Preferred stock issued
 (3,000,000 shares)                                                                                         146,072

Conversion of Series A Preferred stock
 into 3,809,523 shares of common stock                                                                           --

Transfer out of limited partners' interest
  in the Operating Partnership                                                                              (82,869)

Unrealized gain on long-term investment                                                                       2,420

Net income                                            137,237                                               137,237

Distributions                                        (227,949)                                             (227,949)
                                                    ---------      --------                -------       ----------
Balance at December 31, 1997                         (263,308)      (13,230)                    --        1,556,862

Common stock issued to the public
 (2,957,335 shares)                                                                                          91,399

CPI Merger (Notes 4 and 11)
 SPG Preferred                                                                                              717,916
 SPG Common (53,078,564 shares)                                                                           1,758,738
 SRC Net Assets                                                                                              14,755

Preferred stock of Subsidiary                                                                              (339,061)

Common stock issued in connection
 with acquisitions (519,889 shares)                                                                          17,176

Stock incentive program (495,131 shares)                            (15,983)                                     --

Other common stock issued (81,111 shares)                                                                     2,182

Amortization of stock incentive                                       9,463                                   9,463

Transfer out of limited partners' interest
    in the Operating Partnerships                                                                          (308,922)

Distributions                                        (276,258)                                             (276,258)
                                                    ---------      --------                -------       ----------
Subtotal                                             (539,566)      (19,750)                    --        3,244,250
                                                    ---------      --------                -------       ----------
 Comprehensive Income:

Unrealized loss on long-term investment                                                                      (2,294)
Net income                                            167,253                                               167,253
                                                    ---------      --------                -------       ----------
 Total Comprehensive Income:                          167,253            --                     --          164,959
                                                    ---------      --------                -------       ----------

Balance at December 31, 1998                         (372,313)      (19,750)                    --        3,409,209

Preferred stock conversion (5,926,440 shares)                                                                    --

Common stock issued as dividend (153,890 shares)                                                              4,030

Preferred stock issued in acquisition                                                                        24,242

Stock incentive program (537,861 shares)                            (12,990)                                    645

Amortization of stock incentive                                      10,601                                  10,601

Shares purchased by subsidiary (310,955 shares)                                             (7,981)          (7,981)

Stock options exercised (82,988 shares)                                                                       2,138

Transfer out of limited partners' interest
  in the Operating Partnerships                                                                              (4,310)

Distributions                                        (383,323)                                             (383,323)
                                                    ---------      --------                -------       ----------
Subtotal                                             (755,636)      (22,139)                (7,981)       3,055,251
                                                    ---------      --------                -------       ----------
  Comprehensive Income:

Unrealized loss on long-term investment                                                                      (5,978)

Net income                                            204,385                                               204,385
                                                    ---------      --------                -------       ----------
 Total Comprehensive Income:                          204,385            --                     --          198,407
                                                    ---------      --------                -------       ----------
Balance at December 31, 1999                        $(551,251)     $(22,139)               $(7,981)      $3,253,658
                                                    =========      ========               ========       ==========

       The accompanying notes are an integral part of these statements.

Statements of Cash Flows
 Simon Property Group, Inc. and SPG Realty Consultants, Inc. Combined

 (Dollars in thousands)

                                                                             For the Year Ended December 31,
                                                                      ----------------------------------------------
                                                                          1999             1998            1997
                                                                      -------------    -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                           $  204,385       $  167,253      $  137,237
  Adjustments to reconcile net income to net cash provided
      by operating activities--
      Depreciation and amortization                                       394,004          278,812         208,539
      Extraordinary items                                                   6,705           (7,146)            (58)
      Loss (gain) on sales of assets, net                                   7,062            7,283             (20)
      Limited partners' interest in Operating Partnerships                 60,758           68,307          65,954
      Preferred dividends of Subsidiary                                    29,335            7,816              --
      Preferred distributions of the SPG Operating Partnership              2,917               --              --
      Straight-line rent                                                  (17,995)          (9,345)         (9,769)
      Minority interest                                                    10,719            7,335           5,270
      Equity in income of unconsolidated entities                         (55,855)         (28,554)        (19,176)
      Income tax benefit of SRC                                            (3,374)              --              --
  Changes in assets and liabilities--
      Tenant receivables and accrued revenue                              (36,960)         (13,205)        (23,284)
      Deferred costs and other assets                                     (23,090)          (7,846)        (30,203)
      Accounts payable, accrued expenses and other liabilities             48,445           58,705          36,417
                                                                      -------------    -------------   -------------
      Net cash provided by operating activities                           627,056          529,415         370,907
                                                                      -------------    -------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisitions                                                           (339,065)      (1,942,724)       (980,427)
  Capital expenditures                                                   (504,561)        (349,708)       (305,178)
  Cash from mergers, acquisitions and consolidation of
    joint ventures, net                                                    83,169           18,162          19,744
  Change in restricted cash                                                    --            7,686          (2,443)
  Net proceeds from sale of assets                                         58,703           46,087             599
  Investments in unconsolidated entities                                  (83,125)         (55,523)        (47,204)
  Distributions from unconsolidated entities                              221,707          195,557         144,862
  Investments in and advances to Management Company and affiliate         (46,704)         (21,569)        (18,357)
  Other investing activities                                               (3,000)              --         (55,400)
                                                                      -------------    -------------   -------------
      Net cash used in investing activities                              (612,876)      (2,102,032)     (1,243,804)
                                                                      -------------    -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sales of common and preferred stock, net                    2,069          114,570         344,438
  Minority interest distributions, net                                    (13,925)         (19,694)           (219)
  Preferred dividends of Subsidiary                                       (29,335)          (7,816)             --
  Preferred distributions of the SPG Operating Partnership                 (2,913)              --              --
  Preferred dividends and distributions to shareholders                  (385,878)        (272,797)       (227,949)
  Distributions to limited partners                                      (129,941)        (136,551)       (122,442)
  Mortgage and other note proceeds, net of transaction costs            2,168,069        3,782,314       2,976,222
  Mortgage and other note principal payments                           (1,593,889)      (1,867,913)     (2,030,763)
  Other refinancing transaction                                                --               --         (21,000)
                                                                      -------------    -------------   -------------
      Net cash provided by financing activities                            14,257        1,592,113         918,287
                                                                      -------------    -------------   -------------
INCREASE IN CASH AND CASH EQUIVALENTS                                      28,437           19,496          45,390

CASH AND CASH EQUIVALENTS, beginning of period                            129,195          109,699          64,309
                                                                      -------------    -------------   -------------
CASH AND CASH EQUIVALENTS, end of period                               $  157,632       $  129,195      $  109,699
                                                                      =============    =============   =============

       The accompanying notes are an integral part of these statements.

Balance Sheets

 Simon Property Group, Inc. Consolidated

(Dollars in thousands, except per share amounts)

                                                                                                  December 31,     December 31,
                                                                                                      1999             1998
                                                                                                ---------------   ---------------
ASSETS:
     Investment properties, at cost                                                              $  12,794,484     $  11,816,325
       Less -- accumulated depreciation                                                              1,097,629           710,012
                                                                                                ---------------   ---------------
                                                                                                    11,696,855        11,106,313
     Cash and cash equivalents                                                                         154,924           127,626
     Tenant receivables and accrued revenue, net                                                       288,506           217,798
     Notes and advances receivable from Management Company and affiliates                              162,082           115,378
     Mortgage note receivable from the SRC Operating Partnership  (Interest at 6%, due 2013)                --            20,565
     Note receivable from the SRC Operating Partnership (Interest at 8%, due 2009)                       9,848                --
     Investment in partnerships and joint ventures, at equity                                        1,512,671         1,303,251
     Investment in Management Company and affiliate                                                      6,833            10,037
     Other investment                                                                                   41,902            50,176
     Goodwill, net                                                                                      39,556            58,134
     Deferred costs and other assets, net                                                              250,210           227,713
     Minority interest, net                                                                             35,931            32,138
                                                                                                ---------------   ---------------
                                                                                                 $  14,199,318     $  13,269,129
                                                                                                ===============   ===============
LIABILITIES:
     Mortgages and other indebtedness                                                            $   8,768,841     $   7,972,381
     Note payable to the SRC Operating Partnership (Interest at 8%, due 2008)                               --            17,907
     Accounts payable and accrued expenses                                                             478,633           411,259
     Cash distributions and losses in partnerships and joint ventures, at equity                        32,995            29,139
     Other liabilities                                                                                 213,506            95,326
                                                                                                ---------------   ---------------
          Total liabilities                                                                          9,493,975         8,526,012
                                                                                                ---------------   ---------------
COMMITMENTS AND CONTINGENCIES (Note 13)

LIMITED PARTNERS' INTEREST IN THE SPG OPERATING PARTNERSHIP                                            978,316         1,009,646

LIMITED PARTNERS' PREFERRED INTEREST IN THE
    SPG OPERATING PARTNERSHIP                                                                          149,885                --

PREFERRED STOCK OF SUBSIDIARY                                                                          339,597           339,329

SHAREHOLDERS' EQUITY:

     All series of preferred stock (Note 11)                                                           542,838           717,916

     Common stock, $.0001 par value, 400,000,000 shares authorized, and 169,961,255
        and 163,571,031 issued and outstanding, respectively                                                17                16

     Class B common stock, $.0001 par value, 12,000,000 shares authorized, 3,200,000
       issued and outstanding                                                                                1                 1

      Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding               --                --

     Capital in excess of par value                                                                  3,283,566         3,068,458
     Accumulated deficit                                                                              (552,933)         (372,625)
     Unrealized gain (loss) on long-term investment                                                     (5,852)              126
     Unamortized restricted stock award                                                                (22,139)          (19,750)
     Less common stock held in treasury at cost, 310,955 and 0 shares, respectively                     (7,953)               --
                                                                                                ---------------   ---------------
          Total shareholders' equity                                                                 3,237,545         3,394,142
                                                                                                ---------------   ---------------
                                                                                                 $  14,199,318     $  13,269,129
                                                                                                ===============   ===============

       The accompanying notes are an integral part of these statements.

Statements of Operations
 Simon Property Group, Inc. Consolidated

(Dollars in thousands, except per share amounts)

                                                                                 For the Year Ended December 31,
                                                                      ----------------------------------------------------
                                                                             1999              1998                1997
                                                                      --------------      -------------      -------------
REVENUE:
  Minimum rent                                                         $  1,146,098        $   850,351        $   641,352
  Overage rent                                                               60,976             49,689             38,810
  Tenant reimbursements                                                     583,780            429,350            322,416
  Other income                                                              104,117             75,682             51,589
                                                                      --------------      -------------      -------------
    Total revenue                                                         1,894,971          1,405,072          1,054,167
                                                                      --------------      -------------      --------------
EXPENSES:
  Property operating                                                        294,347            226,426            176,846
  Depreciation and amortization                                             381,823            267,876            200,900
  Real estate taxes                                                         187,506            133,580             98,830
  Repairs and maintenance                                                    70,752             53,308             43,000
  Advertising and promotion                                                  65,843             50,754             32,891
  Provision for credit losses                                                 8,522              6,610              5,992
  Other                                                                      27,811             23,973             18,678
                                                                      --------------      -------------      -------------
    Total operating expenses                                              1,036,604            762,527            577,137
                                                                      --------------      -------------      -------------

OPERATING INCOME                                                            858,367            642,545            477,030

INTEREST EXPENSE                                                            579,848            420,282            287,823
                                                                      --------------      -------------      -------------

INCOME BEFORE MINORITY INTEREST                                             278,519            222,263            189,207

MINORITY INTEREST                                                           (10,719)            (7,335)            (5,270)
GAIN (LOSS) ON SALES OF ASSETS, NET                                          (1,942)            (7,283)                20
                                                                      --------------      -------------      -------------
INCOME BEFORE UNCONSOLIDATED ENTITIES                                       265,858            207,645            183,957

INCOME FROM UNCONSOLIDATED ENTITIES                                          49,641             28,145             19,176
                                                                      --------------      -------------      -------------
INCOME BEFORE UNUSUAL AND EXTRAORDINARY ITEMS                               315,499            235,790            203,133

UNUSUAL ITEM (Note 13)                                                      (12,000)                --                 --
EXTRAORDINARY ITEMS - DEBT RELATED TRANSACTIONS                              (6,705)             7,146                 58
                                                                      --------------      -------------      -------------
INCOME BEFORE ALLOCATION TO LIMITED PARTNERS                                296,794            242,936            203,191

LESS:
  LIMITED PARTNERS' INTEREST IN THE SPG OPERATING PARTNERSHIP                61,527             68,179             65,954
  PREFERRED DISTRIBUTIONS OF THE SPG OPERATING PARTNERSHIP                    2,917                 --                 --
  PREFERRED DIVIDENDS OF SUBSIDIARY                                          29,335              7,816                 --
                                                                      --------------      -------------      -------------

NET INCOME                                                                  203,015            166,941            137,237

PREFERRED DIVIDENDS                                                         (37,071)           (33,655)           (29,248)
                                                                      --------------      -------------      -------------

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                            $    165,944        $   133,286        $   107,989
                                                                      ==============      =============      =============

BASIC EARNINGS PER COMMON SHARE:
    Income before extraordinary items                                  $       0.99        $      1.01        $      1.08
    Extraordinary items                                                       (0.03)              0.04                 --
                                                                      --------------      -------------      -------------
    Net income                                                         $       0.96        $      1.05        $      1.08
                                                                      ==============      =============      =============

DILUTED EARNINGS PER COMMON SHARE:
    Income before extraordinary items                                  $       0.99        $      1.01        $      1.08
    Extraordinary items                                                       (0.03)              0.04                 --
                                                                      --------------      -------------      -------------
    Net income                                                         $       0.96        $      1.05        $      1.08
                                                                      ==============      =============      =============

       The accompanying notes are an integral part of these statements.

Statements of Shareholders' Equity

Simon Property Group, Inc. Consolidated

(Dollars in thousands)

                                                                                     Unrealized Gain on
                                                                      All Classes of       Long-Term     Capital in Excess
                                                 Preferred Stock        Common Stock      Investment       of Par Value
                                                 ---------------      -------------- ------------------  -----------------
Balance at December 31, 1996                              292,912                 10                  -          1,189,919

Common stock issued to the public
 (5,858,887 shares)                                                                1                               190,026

Common stock issued in connection
 with acquisitions (2,193,037 shares)                                                                               70,000

Stock options exercised (369,902 shares)                                                                             8,625

Other common stock issued
 (82,484 shares)                                                                                                     2,268

Stock incentive program (448,753 shares)                                                                            14,016

Amortization of stock incentive

Series C Preferred stock issued
  (3,000,000 shares)                                      146,072

Conversion of Series A Preferred stock
 into 3,809,523 shares of common stock                    (99,923)                                                  99,923

Transfer out of limited partners' interest
    in the Operating Partnership                                                                                   (82,869)

Unrealized gain on long-term investment                                                           2,420

Net income

Distributions
                                                      -----------        -----------        -----------        -----------
Balance at December 31, 1997                              339,061                 11              2,420          1,491,908

Common stock issued to the public
 (2,957,335 shares)                                                                1                                91,398

CPI Merger (Notes 4 and 11)
 SPG Preferred                                            717,916
 SPG Common (53,078,564 shares)                                                    5                             1,758,733

Preferred stock of Subsidiary                            (339,061)

Common stock issued in connection
 with acquisitions (519,889 shares)                                                                                 17,176

Stock incentive program (495,131 shares)                                                                            15,983

Other common stock issued
 (81,111 shares)                                                                                                     2,182

Amortization of stock incentive

Transfer out of limited partners' interest
    in the SPG Operating Partnership                                                                              (308,922)

Distributions
                                                      -----------        -----------        -----------        -----------
Subtotal                                                  717,916                 17              2,420          3,068,458
                                                      -----------        -----------        -----------        -----------
 Comprehensive Income:

Unrealized loss on long-term investment                                                          (2,294)

Net income
                                                      -----------        -----------        -----------        -----------
 Total Comprehensive Income:                                    -                  -             (2,294)                 -
                                                      -----------        -----------        -----------        -----------
Balance at December 31, 1998                              717,916                 17                126          3,068,458

Preferred stock conversion (5,926,440 shares)            (199,320)                 1                               198,786

Common stock issued as dividend (153,890 shares)                                                                     4,016

Preferred stock issued in acquisition                      24,242

Stock incentive program (537,861 shares)                                                                            13,587

Amortization of stock incentive

Shares purchased by subsidiary (310,955 shares)

Stock options exercised (82,988 shares)                                                                              2,131

Transfer out of limited partners' interest
    in the SPG Operating Partnership                                                                                (3,412)

Distributions
                                                      -----------        -----------        -----------        -----------
Subtotal                                                  542,838                 18                126          3,283,566
                                                      -----------        -----------        -----------        -----------
 Comprehensive Income:

Unrealized loss on long-term investment                                                          (5,978)

Net income
                                                      -----------        -----------        -----------        -----------
 Total Comprehensive Income:                                    -                  -              5,978                  -
                                                      -----------        -----------        -----------        -----------
Balance at December 31, 1999                            $ 542,838                $18            $(5,852)        $3,283,566
                                                      ===========        ===========        ===========        ===========

                                                                      Unamortized       Common Stock             Total
                                                      Accumulated   Restricted Stock       Held in            Shareholders'
                                                          Deficit        Award            Treasury               Equity
                                                      -----------   ----------------    ------------         -------------

Balance at December 31, 1996                             (172,596)            (5,354)              -             1,304,891

Common stock issued to the public                                                                                  190,027
 (5,858,887 shares)

Common stock issued in connection
 with acquisitions (2,193,037 shares)                                                                               70,000

Stock options exercised (369,902 shares)                                                                             8,625

Other common stock issued
 (82,484 shares)                                                                                                     2,268

Stock incentive program (448,753 shares)                                     (13,262)                                  754

Amortization of stock incentive                                                5,386                                 5,386

Series C Preferred stock issued
  (3,000,000 shares)                                                                                               146,072

Conversion of Series A Preferred stock
 into 3,809,523 shares of common stock                                                                                   -

Transfer out of limited partners' interest
    in the Operating Partnership                                                                                   (82,869)

Unrealized gain on long-term investment                                                                              2,420

Net income                                                137,237                                                  137,237

Distributions                                            (227,949)                                                (227,949)
                                                      -----------        -----------        -----------        -----------
Balance at December 31, 1997                             (263,308)           (13,230)              -             1,556,862

Common stock issued to the public
 (2,957,335 shares)                                                                                                 91,399

CPI Merger (Notes 4 and 11)
 SPG Preferred                                                                                                     717,916
 SPG Common (53,078,564 shares)                                                                                  1,758,738

Preferred stock of Subsidiary                                                                                     (339,061)

Common stock issued in connection
 with acquisitions (519,889 shares)                                                                                 17,176

Stock incentive program (495,131 shares)                                     (15,983)                                    -

Other common stock issued
 (81,111 shares)                                                                                                     2,182

Amortization of stock incentive                                                9,463                                 9,463

Transfer out of limited partners' interest
    in the SPG Operating Partnership                                                                              (308,922)

Distributions                                            (276,258)                                                (276,258)
                                                      -----------        -----------        -----------        -----------
Subtotal                                                 (539,566)           (19,750)              -             3,229,495
                                                      -----------        -----------        -----------        -----------
 Comprehensive Income:

Unrealized loss on long-term investment                                                                             (2,294)

Net income                                                166,941                                                  166,941
                                                      -----------        -----------        -----------        -----------
 Total Comprehensive Income:                              166,941                  -               -               164,647
                                                      -----------        -----------        -----------        -----------
Balance at December 31, 1998                             (372,625)           (19,750)              -             3,394,142

Preferred stock conversion (5,926,440 shares)                                                                         (533)

Common stock issued as dividend (153,890 shares)                                                                     4,016

Preferred stock issued in acquisition                                                                               24,242

Stock incentive program (537,861 shares)                                     (12,990)                                  597

Amortization of stock incentive                                               10,601                                10,601

Shares purchased by subsidiary (310,955 shares)                                                  (7,953)            (7,953)

Stock options exercised (82,988 shares)                                                                              2,131

Transfer out of limited partners' interest
    in the SPG Operating Partnership                                                                                (3,412)

Distributions                                            (383,323)                                                (383,323)
                                                      -----------        -----------        -----------        -----------
Subtotal                                                 (755,948)           (22,139)            (7,953)         3,040,508
                                                      -----------        -----------        -----------        -----------
 Comprehensive Income:

Unrealized loss on long-term investment                                                                             (5,978)

Net income                                                203,015                                                  203,015
                                                      -----------        -----------        -----------        -----------
 Total Comprehensive Income:                              203,015                  -                  -            197,037
                                                      -----------        -----------        -----------        -----------
Balance at December 31, 1999                            $(552,933)         $(22,139)            $(7,953)        $3,237,545
                                                      ===========        ===========        ===========         ==========

       The accompanying notes are an integral part of these statements.

Statements of Cash Flows

Simon Property Group, Inc. Consolidated

(Dollars in thousands)


                                                                          For the Year Ended December 31,
                                                                     -----------------------------------------
                                                                        1999           1998           1997
                                                                     ----------     ----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                         $  203,015     $  166,941     $   137,237
    Adjustments to reconcile net income to net cash provided
      by operating activities--
        Depreciation and amortization                                   393,650        278,246         208,539
        Extraordinary items                                               6,705         (7,146)            (58)
        Loss (gain) on sales of assets, net                               1,942          7,283             (20)
        Limited partners' interest in Operating Partnership              61,527         68,179          65,954
        Preferred dividends of Subsidiary                                29,335          7,816              --
        Preferred distributions of the SPG Operating Partnership          2,917             --              --
        Straight-line rent                                              (17,998)        (9,334)         (9,769)
        Minority interest                                                10,719          7,335           5,270
        Equity in income of unconsolidated entities                     (49,641)       (28,145)        (19,176)
    Changes in assets and liabilities--
        Tenant receivables and accrued revenue                          (36,994)       (13,438)        (23,284)
        Deferred costs and other assets                                 (23,524)        (7,289)        (30,203)
        Accounts payable, accrued expenses and other liabilities         48,123         76,915          36,417
                                                                     ----------     ----------     -----------
        Net cash provided by operating activities                       629,776        547,363         370,907
                                                                     ----------     ----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisitions                                                       (339,065)    (1,942,724)       (980,427)
    Capital expenditures                                               (491,357)      (345,619)       (305,178)
    Cash from mergers, acquisitions and consolidation of
      joint ventures, net                                                83,169         16,616          19,744
    Change in restricted cash                                                --          7,686          (2,443)
    Proceeds from sale of assets                                         46,750         46,087             599
    Investments in unconsolidated entities                              (83,124)       (55,523)        (47,204)
    Distributions from unconsolidated entities                          221,509        195,497         144,862
    Investments in and advances to Management Company and affiliate     (46,704)       (21,569)        (18,357)
    Mortgage loan payoff from the SRC Operating Partnership              20,565             --              --
    Loan to the SRC Operating Partnership                                (9,848)            --              --
    Other investing activities                                               --             --         (55,400)
                                                                     ----------     ----------     -----------
        Net cash used in investing activities                          (598,105)    (2,099,549)     (1,243,804)
                                                                     ----------     ----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from sales of common and preferred stock, net                1,463         92,570         344,438
    Minority interest distributions, net                                (14,923)       (19,694)           (219)
    Preferred dividends of Subsidiary                                   (29,335)        (7,816)             --
    Preferred distributions of the SPG Operating Partnership             (2,913)            --              --
    Preferred dividends and distributions to shareholders              (385,878)      (272,797)       (227,949)
    Distributions to limited partners                                  (129,941)      (136,551)       (122,442)
    Note payoff to the SRC Operating Partnership                        (17,907)            --              --
    Mortgage and other note proceeds, net of transaction costs        2,168,069      3,782,314       2,976,222
    Mortgage and other note principal payments                       (1,593,008)    (1,867,913)     (2,030,763)
    Other refinancing transaction                                           --              --         (21,000)
                                                                     ----------     ----------     -----------
        Net cash provided by (used in) financing activities              (4,373)     1,570,113         918,287
                                                                     ----------     ----------     -----------
INCREASE IN CASH AND CASH EQUIVALENTS                                    27,298         17,927          45,390

CASH AND CASH EQUIVALENTS, beginning of period                          127,626        109,699          64,309
                                                                     ----------     ----------     -----------
CASH AND CASH EQUIVALENTS, end of period                             $  154,924     $  127,626     $   109,699
                                                                     ==========     ==========     ===========

       The accompanying notes are an integral part of these statements.

Balance Sheets

SPG Realty Consultants, Inc. Consolidated

(Dollars in thousands, except per share amounts)

                                                                                             December 31,
                                                                                         --------------------
                                                                                           1999        1998
                                                                                         --------    --------
ASSETS:
     Investment properties, at cost                                                      $  7,568    $ 33,689
       Less -- accumulated depreciation                                                     1,252      12,359
                                                                                         --------    --------
                                                                                            6,316      21,330
     Cash and cash equivalents                                                              2,708       1,569
     Note receivable from the SPG Operating Partnership (Interest at 8%, due 2008)             --      17,907
     Accounts receivable                                                                      646         783
     Investments in joint ventures, at equity                                               9,353       3,502
     Other investment                                                                       3,000          --
     Other (including $0 and $385 from related parties)                                    13,006       1,510
                                                                                         --------    --------
                                                                                         $ 35,029    $ 46,601
                                                                                         ========    ========
LIABILITIES:
     Mortgages and other indebtedness                                                    $    110    $    991
     Mortgage payable to the SPG Operating Partnership (Interest at 6%, due 2013)              --      20,565
     Note payable to the SPG Operating Partnership (Interest at 8%, due 2009)               9,848          --
     Other liabilities (including $0 and $289 to the SPG Operating Partnership)             1,811       3,990
     Minority interest                                                                        998          --
                                                                                         --------    --------
          Total liabilities                                                                12,767      25,546
                                                                                         --------    --------
COMMITMENTS AND CONTINGENCIES (Note 13)

LIMITED PARTNERS' INTEREST IN THE SRC OPERATING PARTNERSHIP                                 6,149       5,988

SHAREHOLDERS' EQUITY:

     Common stock, $.0001 par value, 7,500,000 shares authorized, 1,731,653
       and 1,667,750 issued and outstanding, respectively                                      --          --

     Capital in excess of par value                                                        29,565      29,861
     Accumulated deficit                                                                  (13,424)    (14,794)
     Less common stock held in treasury at cost, 3,110 and 0 shares, respectively             (28)         --
                                                                                         --------    --------
          Total shareholders' equity                                                       16,113      15,067
                                                                                         --------    --------
                                                                                         $ 35,029    $ 46,601
                                                                                         ========    ========

       The accompanying notes are an integral part of these statements.

Statements of Operations
 SPG Realty Consultants, Inc. Consolidated

(In thousands, except per share amounts)

                                                                                      For the Year Ended December 31,
                                                                             ------------------------------------------------
                                                                                1999               1998              1997
                                                                             -----------        -----------       -----------
REVENUE:
  Minimum rent (including $427, $1,525 and $1,227 from SPG/CPI)                $   1,052          $   2,822         $   3,108
  Tenant reimbursements (including $212, $725 and $679 from SPG/CPI)                 210                916               968
  Management fee income (including $0, $0 and $1,710 from SPG/CPI)                    --                 --             1,732
  Other income (none from SPG/CPI)                                                 1,015                844               406
                                                                              ----------         ----------       -----------
    Total revenue                                                                  2,277              4,582             6,214
                                                                              -----------        ----------       -----------
EXPENSES:
  Property operating (including $0, $113 and $0 to SPG/CPI)                          733              2,317             2,501
  Depreciation and amortization                                                      353              1,305               889
  Management fees (including $0, $0 and $1,400 to SPG/CPI)                            --                 --             1,576
  Administrative and other (including $131, $450 and $700 to SPG/CPI)              1,271                848               845
  Merger-related costs                                                                --              4,093                --
                                                                             -----------         ----------       -----------
    Total operating expenses                                                       2,357              8,563             5,811
                                                                             -----------         ----------       -----------
OPERATING INCOME (LOSS)                                                              (80)            (3,981)              403

INTEREST EXPENSE (including $3,720, $1,234 and $1,234 to SPG/CPI)                  3,787              1,279             1,365
LOSS ON SALE OF ASSETS, NET                                                       (5,120)                --                --
GAIN ON SALE OF PARTNERSHIP INTERESTS TO CPI                                          --                 --             1,259
INCOME TAX BENEFIT (EXPENSE)                                                       3,374                190              (670)
                                                                             -----------         ----------       -----------
LOSS BEFORE UNCONSOLIDATED ENTITIES                                               (5,613)            (5,070)             (373)

INCOME FROM UNCONSOLIDATED ENTITIES                                                6,214                767             1,550
                                                                             -----------         ----------       -----------
INCOME (LOSS) BEFORE ALLOCATION TO LIMITED PARTNERS                                  601             (4,303)            1,177

LESS--LIMITED PARTNERS' INTEREST IN
  THE SRC OPERATING PARTNERSHIP                                                     (769)               128                --
                                                                             -----------         ----------       -----------

NET INCOME (LOSS)                                                              $   1,370          $  (4,431)        $   1,177

NET INCOME (LOSS) DERIVED FROM:
  Pre-CPI Merger period (Note 4)                                               $      --          $  (4,743)        $   1,177
  Post-CPI Merger period (Note 4)                                                  1,370                312                --
                                                                             -----------         ----------       -----------
                                                                               $   1,370          $  (4,431)        $   1,177
                                                                             ===========         ==========       ===========

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
    Income (loss) before extraordinary items                                   $    0.80          $   (5.17)        $    2.07
    Extraordinary items                                                               --                 --                --
                                                                             -----------         ----------       -----------
    Net income (loss)                                                          $    0.80          $   (5.17)        $    2.07
                                                                             ============        ==========       ===========

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING                                          1,721                857               569
                                                                             ===========         ==========       ===========
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING                                        1,722                857               569
                                                                             ===========         ==========       ===========

       The accompanying notes are an integral part of these statements.

 Statements of Shareholders' Equity
 SPG Realty Consultants, Inc. Consolidated

 (Dollars in thousands)

                                                                                                      Common Stock         Total
                                                                 Capital in Excess    Accumulated       Held in        Shareholders'
                                                  Common Stock     of Par Value         Deficit         Treasury          Equity
                                                  ------------   -----------------    ------------    ------------     ------------
Balance at December 31, 1996                       $    --            $  14,425         $  (9,386)      $    --         $  5,039

Acquisition and retirement of Common stock              --                 (805)                                            (805)

Net income                                                                                  1,177                          1,177

Distributions                                                                              (1,095)                        (1,095)
                                                  ------------       ------------     ------------    ------------    ------------
Balance at December 31, 1997                            --               13,620            (9,304)           --            4,316

Common stock issued (1,109,019 shares)                                   14,102                                           14,102

Adjustment of limited partners' interest
 in the SRC Operating Partnership                                         2,139                                            2,139

Distributions                                           --                   --            (1,059)                        (1,059)
                                                  ------------       ------------     ------------    ------------    ------------
Subtotal                                                --               29,861           (10,363)           --           19,498
                                                  ------------       ------------     ------------    ------------    ------------
 Comprehensive Income:

Net loss                                                                                   (4,431)                        (4,431)
                                                  ------------       ------------     ------------    ------------    ------------
 Total Comprehensive Income:                            --                   --            (4,431)           --           (4,431)
                                                  ------------       ------------     ------------    ------------    ------------
Balance at December 31, 1998                            --                29,861          (14,794)           --           15,067

Common stock issued (67,013 shares)                     --                   602                                             602

Shares purchased by subsidiary (3,110 shares)                                                               (28)             (28)

Adjustment of limited partners' interest
 in the SRC Operating Partnership                                           (898)                                           (898)
                                                  ------------       ------------     ------------    ------------    ------------
Subtotal                                                --                29,565          (14,794)          (28)          14,743
                                                  ------------       ------------     ------------    ------------    ------------
 Comprehensive Income:

Net income                                                                                  1,370                          1,370
                                                  ------------       ------------     ------------    ------------    ------------
 Total Comprehensive Income:                            --                   --             1,370            --            1,370
                                                  ------------       ------------     ------------    ------------    ------------
Balance at December 31, 1999                       $    --             $  29,565       $  (13,424)      $   (28)       $  16,113
                                                  ============       ============     ============    ============    ============

       The accompanying notes are an integral part of these statements.

Statements of Cash Flows

SPG Realty Consultants, Inc. Consolidated

(Dollars in thousands)

                                                                                    For the Year Ended December 31,
                                                                               --------------------------------------
                                                                                 1999           1998           1997
                                                                               --------       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                            $  1,370       $ (4,431)      $  1,177
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities--
      Depreciation and amortization                                                 353          1,305            889
      (Gain) loss on sales of assets, net                                         5,120             --         (1.259)
      Limited partners' interest in SRC Operating Partnership                      (769)           128             --
      Straight-line rent                                                              2            (12)            --
      Equity in income of unconsolidated entities                                (6,214)          (767)        (1,550)
      Income tax (benefit) expense                                               (3,374)          (190)           670
  Changes in assets and liabilities--
      Accounts receivable and other assets (including $11, $100 and
        $125 from related parties)                                                  468           (103)          (336)
      Other liabilities (including $104, $(366) and $305 to SPG/CPI)                327         (1,526)           902
                                                                               --------       --------       --------
      Net cash provided by (used in) operating activities                        (2,717)        (5,596)           493
                                                                               --------       --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                          (13,204)          (128)          (428)
  Net proceeds from sales of assets (Including $2,363
    from CPI in 1997)                                                            11,953             --          2,363
  Investments in unconsolidated entities                                             --         (3,921)       (16,732)
  Distributions from unconsolidated entities                                        198         19,193          1,827
  Note receivable from the SPG Operating Partnership                                 --        (17,907)            --
  Payoff of note from the SPG Operating Partnership                              17,907             --             --
  Other investment                                                               (3,000)            --             --
                                                                               --------       --------       --------
      Net cash provided by (used in) investing activities                        13,854         (2,763)       (12,970)
                                                                               --------       --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sales of common stock, net                                          602         14,102             --
  Contributions from limited partners                                                --          8,000             --
  Minority interst contributions                                                    998             --             --
  Acquisition and retirement of common stock                                         --             --           (805)
  Distributions to shareholders                                                      --         (1,059)        (1,095)
  Mortgage and other note proceeds, net of transaction costs
    (Including $9,848 from the SPG Operating Partnership in 1999)                 9,848          3,485         13,966
  Mortgage and other note principal payments
    (Including $21,446 to the SPG Operating Partnership in 1999)                (21,446)       (18,747)          (239)
                                                                               --------       --------       --------
       Net cash provided by (used in) financing activities                       (9,998)         5,781         11,827
                                                                               --------       --------       --------

CHANGE IN CASH AND CASH EQUIVALENTS                                               1,139         (2,578)          (650)

CASH AND CASH EQUIVALENTS, beginning of period                                    1,569          4,147          4,797
                                                                               --------       --------       --------
CASH AND CASH EQUIVALENTS, end of period                                       $  2,708       $  1,569       $  4,147
                                                                               ========       ========       ========

       The accompanying notes are an integral part of these statements.

                        SIMON PROPERTY GROUP, INC. AND
                         SPG REALTY CONSULTANTS, INC.

                         NOTES TO FINANCIAL STATEMENTS

   (Dollars in thousands, except per share amounts and where indicated as in billions)


1. Organization

     Simon Property Group, Inc. ("SPG"), a Delaware corporation, is a self-administered and self-managed real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Each share of common stock of SPG is paired ("Paired Shares") with a beneficial interest in 1/100th of a share of common stock of SPG Realty Consultants, Inc., also a Delaware corporation ("SRC" and together with SPG, the "Companies").

     Simon Property Group, L.P. (the "SPG Operating Partnership"), formerly known as Simon DeBartolo Group, L.P. ("SDG, LP"), is the primary subsidiary of SPG. Units of ownership interest ("Units") in the SPG Operating Partnership are paired with a Unit in SPG Realty Consultants, L.P. ("Paired Units") (the "SRC Operating Partnership" and together with the SPG Operating Partnership, the "Operating Partnerships"). The SRC Operating Partnership is the primary subsidiary of SRC. The Companies together with the Operating Partnerships are hereafter referred to as "Simon Group".

     SPG, primarily through the SPG Operating Partnership, is engaged in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers. As of December 31, 1999, SPG and the SPG Operating Partnership owned or held an interest in 259 income-producing properties, which consisted of 168 regional malls, 78 community shopping centers, four specialty retail centers, five office and mixed-use properties and four value-oriented super-regional malls in 36 states (the "Properties") and five additional retail real estate properties operating in Europe. SPG and the SPG Operating Partnership also owned an interest in two properties currently under construction and 11 parcels of land held for future development, which together with the Properties are hereafter referred to as the "Portfolio Properties". At December 31, 1999 and 1998, the Companies' direct and indirect ownership interests in the Operating Partnerships were 72.4% and 71.6%, respectively. The SPG Operating Partnership also holds substantially all of the economic interest in M.S. Management Associates, Inc. (the "Management Company"). See Note 8 for a description of the activities of the Management Company.

     SRC, primarily through the SRC Operating Partnership, engages primarily in activities that capitalize on the resources, customer base and operating activities of SPG, which could not be engaged in by SPG without potentially impacting its status as a REIT. These activities include a program launched in 1999 designed to take advantage of new retail opportunities of the digital age. Elements of the strategy include digitizing the existing assets of the Properties by implementing internet web sites for each of the Properties, creating products that leverage the digitalization of consumers and Simon merchants through an enhanced broadband network called TenantConnect.net and incubating concepts that leverage the physical and virtual worlds through a subsidiary venture creation subsidiary called clixnmortar.com. The SRC Operating Partnership's investment in the program is approximately $12,700, which is included in other assets in SRC's balance sheet as of December 31, 1999. Minority interest on the SRC balance sheet as of December 31, 1999 represents an 8.3% outside ownership interest in clixnmortar.com.

     SRC has noncontrolling interests in two joint ventures which each own land held for sale, which are located adjacent to Properties. SRC also has an 18.5% ownership interest in piiq.com, an aggregator of internet retailers. This $3,000 investment is accounted for on the cost basis of accounting and is included in other investment in SRC's December 31, 1999 balance sheet. In addition, effective January 1, 2000, SRC formed Simon Brand Ventures, LLC, to continue and expand upon the mall marketing initiatives program established in 1997 by Simon Group to take advantage of Simon Group's size and tenant relationships, primarily through strategic corporate alliances.

     Simon Group is subject to risks incidental to the ownership and operation of commercial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws. Like most retail properties, Simon Group's regional malls and community shopping centers rely heavily upon anchor tenants. As of December 31, 1999, 337 of the approximately

981 anchor stores in the Properties were occupied by three retailers. An affiliate of one of these retailers is a limited partner in the Operating Partnerships.

2. Basis of Presentation

     The accompanying combined financial statements include SPG, SRC and their subsidiaries. The accompanying consolidated financial statements of SPG and SRC include SPG and its subsidiaries and SRC and its subsidiaries, respectively. All significant intercompany amounts have been eliminated. SPG's financial statements and the combined financial statements reflect the CPI Merger (see
Note 4) as of the close of business on September 24, 1998. Operating results prior to the completion of the CPI Merger represent the operating results of Simon DeBartolo Group, Inc. and its subsidiaries ("SDG"), the predecessor to SPG for financial reporting purposes. Accordingly, the term Simon Group, prior to the CPI Merger, refers to SDG and the SPG Operating Partnership. The separate statements of SRC include the historical results of Corporate Realty Consultants, Inc. ("CRC"), the predecessor to SRC, for all periods prior to the CPI Merger. SRC, unlike CPI (see Note 4), was not subject to purchase accounting treatment.

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from these estimates.

     Properties which are wholly-owned or owned less than 100% and are controlled by Simon Group are accounted for using the consolidated method of accounting. Control is demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnership without the consent of the limited partner and the inability of the limited partner to replace the general partner. The deficit minority interest balance in the accompanying balance sheets represents outside partners' interests in the net equity of certain Properties. Deficit minority interests were recorded when a partnership agreement provided for the settlement of deficit capital accounts before distributing the proceeds from the sale of partnership assets and/or from the intent (legal or otherwise) and ability of the partner to fund additional capital contributions. Investments in partnerships and joint ventures which represent noncontrolling ownership interests ("Joint Venture Properties") and the investment in the Management Company (see Note 8) are accounted for using the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for net equity in income (loss), which is allocated in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the ownership interests held by each general or limited partner or joint venturer, primarily due to partner preferences.

     Net operating results of the Operating Partnerships are allocated after preferred distributions (see Note 11), based on their respective partners' ownership interests. The Companies' weighted average direct and indirect ownership interest in the Operating Partnerships during 1999, 1998 and 1997 were 72.3%, 66.2% and 62.1%, respectively.

3. NED Acquisition

     During 1999, Simon Group acquired ownership interests in 14 regional malls from New England Development Company (the "NED Acquisition"). Simon Group acquired one of the Properties directly and formed a joint venture with three partners ("Mayflower"), of which Simon Group owns 49.1%, to acquire interests in the remaining Properties. The total cost of the NED Acquisition is approximately $1.8 billion, of which Simon Group's share is approximately $894 million. Simon Group assumed management responsibilities for the portfolio, which includes approximately 10.7 million square feet of GLA. Simon Group's share of the cost of the NED Acquisition included the assumption of approximately $530,000 of mortgage indebtedness; $177,050 in cash; the issuance of 1,269,446 Paired Units valued at approximately $36,400; the issuance of 2,584,227 7% Convertible Preferred Units in the SPG Operating Partnership valued at approximately $72,800; and 2,584,227 8% Redeemable Preferred Units in the SPG Operating Partnership valued at approximately $78,000. Simon Group's share of the cash portion of the purchase price was financed primarily using the Credit Facility (See Note 9).

4. CPI Merger

     For financial reporting purposes, as of the close of business on September 24, 1998, the CPI Merger was consummated pursuant to the Agreement and Plan of Merger dated February 18, 1998, among Simon DeBartolo Group, Inc., Corporate Property Investors, Inc. ("CPI"), and Corporate Realty Consultants, Inc. The CPI Merger included the addition of

23 regional malls, one community center, two office buildings and one regional mall and one community center under construction.

     As part of the merger consideration, immediately prior to the consummation of the CPI Merger, the holders of CPI common stock were paid a merger dividend consisting of (i) $90 in cash, (ii) 1.0818 additional shares of CPI common stock and (iii) 0.19 shares of 6.50% Series B convertible preferred stock of CPI per share of CPI common stock. Immediately prior to the CPI Merger, there were 25,496,476 shares of CPI common stock outstanding. The cash portion of the merger consideration was financed with borrowings of $1.4 billion on the Merger Facility and $237,000 on the Credit Facility (See Note 9). The remaining merger consideration was liabilities assumed of approximately $2.3 billion. The aggregate value associated with the completion of the CPI Merger was approximately $5.9 billion, including transaction costs and liabilities assumed, in accordance with the purchase method of accounting. The value of the consideration paid by SDG has been allocated to the estimated fair value of the CPI assets acquired and liabilities assumed and resulted in goodwill of $41,021, as adjusted. Goodwill is amortized over the estimated life of the properties of 35 years.

     In connection with the CPI Merger, CPI was renamed "Simon Property Group, Inc." CPI's paired-share affiliate, Corporate Realty Consultants, Inc., was renamed "SPG Realty Consultants, Inc." In addition SDG and SDG, LP were renamed "SPG Properties, Inc.", and "Simon Property Group, L.P.", respectively.

     Upon completion of the CPI Merger, SPG transferred substantially all of the CPI assets acquired (other than one regional mall, Ocean County Mall, and certain net leased properties valued at approximately $153,100) to the SPG Operating Partnership or one or more subsidiaries of the SPG Operating Partnership in exchange for 47,790,550 Units and 5,053,580 preferred Units in the SPG Operating Partnership. The preferred Units carry the same rights and equal the number of preferred shares issued and outstanding as a direct result of the CPI Merger. Likewise, the net assets of SRC, with a carrying value of approximately $14,755, were transferred to the SRC Operating Partnership in exchange for Units.

     SDG, LP contributed $14,000 cash to CRC and $8,000 cash to the SRC Operating Partnership on behalf of the SDG common stockholders and the limited partners of SDG, LP to obtain the beneficial interests in common stock of CRC, which were paired with the shares of common stock issued by SPG, and to obtain Units in the SRC Operating Partnership so that the limited partners of the SPG Operating Partnership would hold the same proportionate interest in the SRC Operating Partnership that they hold in the SPG Operating Partnership. The cash contributed to CRC and the SRC Operating Partnership in exchange for an ownership interest therein have been appropriately accounted for as capital infusion or equity transactions. The assets and liabilities of CRC are reflected at historical cost.

5. Other Real Estate Acquisitions, Disposals and Developments

          Acquisitions

     During 1999, in addition to the NED Acquisition, Simon Group acquired the remaining interests in four Properties, and a noncontrolling 27.5% ownership interest in the 2.8 million square-foot Mall of America for a combined price of approximately $317,850, including the assumption of $134,300 of mortgage indebtedness, 1,000,000 shares of 8% Redeemable Preferred Stock in SPG issued at $24,242, and the remainder in cash, financed primarily through the Credit Facility and working capital. Simon Group is entitled to 50% of the economic benefits of Mall of America, due to a preference.

     On February 27, 1998, Simon Group acquired a noncontrolling 50% joint venture interest in a portfolio of twelve regional malls and two community centers (the "IBM Properties") comprising approximately 10.7 million square feet of GLA. Simon Group's $487,250 share of the purchase price included the assumption of indebtedness of $242,500. Simon Group also assumed leasing and management responsibilities for six of the regional malls and one community center. Simon Group funded its share of the cash portion of the purchase price using borrowings from an interim $300,000 unsecured revolving credit facility, which was subsequently retired using borrowings from the Credit Facility.

     During 1998, in addition to the CPI Merger and the acquisition of the IBM Properties, Simon Group acquired 100% of one Property, a 90% interest in another Property and additional interests in a total of six Properties for approximately $199,200, including the assumption of $62,100 of indebtedness and 2,864,088 Units valued at approximately $93,500, with the remainder in cash financed primarily through the Credit Facility and working capital. These transactions resulted in the addition of approximately 1.1 million square feet of GLA to the portfolio.

     During 1997, Simon Group completed its cash tender offer for all of the outstanding shares of beneficial interests of The Retail Property Trust ("RPT"), a private REIT and the acquisition of RPT's operating partnership, Shopping Center Associates ("SCA"), which owned or had interests in twelve regional malls and one community center (the "SCA Properties"). In a series of subsequent transactions, Simon Group acquired the remaining ownership interest in three of the SCA Properties and sold its interest in four of the SCA Properties. The Property sales, which generated net cash proceeds of $43,050, were accounted for as an adjustment to the allocation of the purchase price. At the completion of these transactions (the "SCA Acquisition"), Simon Group owns 100% of eight of the nine SCA Properties, and a noncontrolling 50% ownership interest in the remaining Property. The total cost for the SCA Acquisition of approximately $1.3 billion included shares of common stock of SPG valued at approximately $50,000, Units in the SPG Operating Partnership valued at approximately $25,300, the assumption of $398,500 of consolidated indebtedness. Simon Group's pro rata share of joint venture indebtedness of $76,750, with the remainder comprised primarily of cash financed using Simon Group's Credit Facility. On September 15, 1998, RPT transferred its ownership interest in SCA to the SPG Operating Partnership in exchange for 27,195,109 Units in the SPG Operating Partnership.

     Also in 1997, Simon Group acquired ownership interests in four regional malls and one community center for an aggregate purchase price of approximately $322,000. The purchase price included Units in the SPG Operating Partnership valued at $1,100, common stock of SPG valued at approximately $20,000 and the assumption of $64,772 of mortgage indebtedness, with the remainder paid in cash primarily using proceeds from the Credit Facility, sales of equity securities and working capital.

          Disposals

     During 1999, 1998 and 1997, Simon Group sold ownership interests in four, five and one property, respectively, at a combined sale price of $58,700, $120,000 and $1,100, respectively. These sales generated net combined consolidated gains (losses) of ($7,062), ($7,283) and $20 in 1999, 1998 and 1997, respectively. Simon Group is continuing to pursue the sale of its remaining non-retail holdings, along with a number of retail assets that are no longer aligned with Simon Group's strategic criteria. If these assets are sold, management expects the sale prices will not differ materially from the carrying value of the related assets.

          Development Activity

     Development of new retail assets is an ongoing part of Simon Group's strategy. Simon Group's share of development costs in 1999 was approximately $400,000. Six Properties opened in 1999 aggregating approximately 4.9 million square feet of GLA. During 1998, Simon Group opened two new community center Properties at a cost of approximately $102,000, with approximately 577,000 square feet of GLA, and Simon Group opened four new Properties in 1997 at a cost of approximately $230,000 with approximately 3,600,000 square feet of GLA. Construction also continues on two other new projects at an aggregate construction cost of approximately $340,000, of which approximately $140,000 is Simon Group's share. These developments are funded primarily with borrowings from the Credit Facility, construction loans and working capital.

     In addition, Simon Group strives to increase profitability and market share of the existing Properties through the completion of strategic renovations and expansions. During 1999, 1998 and 1997, Simon Group invested approximately $277,000, $337,000 and $229,000, respectively on renovation and expansion of the Properties. These projects were also funded primarily with borrowings from the Credit Facility, construction loans and working capital.

          Pro Forma

     The following unaudited pro forma summary financial information excludes any extraordinary items and combines the consolidated results of operations of SPG and SRC as if the CPI Merger had occurred on January 1, 1998, and was carried forward through December 31, 1998. Preparation of the pro forma summary information was based upon assumptions deemed appropriate by management. The pro forma summary information is not necessarily indicative of the results which actually would have occurred if the CPI Merger had been consummated on January 1, 1998, nor does it purport to represent the results of operations for future periods.

                                                                                        Year Ended
                                                                                       December 31,
                                                                                           1998
                                                                                       ------------
Revenue                                                                                $  1,715,693
                                                                                       ============
Net income before allocation to Limited Partners (1)                                        272,025
                                                                                       ============
Net income available to holders of common stock                                             144,598
                                                                                       ============
Basic net income per Paired Share (1)                                                  $       0.87
                                                                                       ============
Diluted net income per Paired Share                                                    $       0.87
                                                                                       ============
Basic weighted average number of equivalent Paired Shares                               165,349,561
                                                                                       ============
Diluted weighted average number of equivalent Paired Shares                             165,706,710
                                                                                       ============

(1) Includes net gains on the sales of assets of $37,973, or $0.17 on a basic earnings per share basis.

6. Summary of Significant Accounting Policies

          Investment Properties

     Investment Properties are recorded at cost (predecessor cost for Properties acquired from certain of the SPG Operating Partnership's unitholders). Investment Properties for financial reporting purposes are reviewed for impairment on a Property-by-Property basis whenever events or changes in circumstances indicate that the carrying value of investment Properties may not be recoverable. Impairment of investment Properties is recognized when estimated undiscounted operating income is less than the carrying value of the Property. To the extent an impairment has occurred, the excess of carrying value of the Property over its estimated fair value is charged to income.

     Investment Properties include costs of acquisitions, development and predevelopment, construction, tenant allowances and improvements, interest and real estate taxes incurred during construction, certain capitalized improvements and replacements, and certain allocated overhead. Depreciation on buildings and improvements is provided utilizing the straight-line method over an estimated original useful life, which is generally 35 years or the term of the applicable tenant's lease in the case of tenant inducements. Depreciation on tenant allowances and improvements is provided utilizing the straight-line method over the term of the related lease.

     Certain improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred.

          Capitalized Software Costs

     Simon Group capitalizes the cost of internally developed software once management has determined that the software will result in probable future economic benefits. Capitalized costs include external direct costs related to software development and implementation and payroll-related costs of certain employees working solely on these aspects of the project. Capitalized software costs will be amortized on a straight line basis over three years beginning when the system is ready and available for its intended use.

          Capitalized Interest

     Interest is capitalized on projects during periods of construction. Interest capitalized during 1999, 1998 and 1997 was $19,641, $10,567 and $11,589, respectively.

          Segment Disclosure

     Simon Group's interests in its regional malls, community centers and other assets represents one segment as they have similar economic and environmental conditions, business processes, types of customers (i.e. tenants) and services provided, and because resource allocation and other operating decisions are based on an evaluation of the entire portfolio.

          Long-term Investment

     Investments in securities classified as available for sale are reflected in other investments in the balance sheets at market value with the changes in market value reflected as comprehensive income in shareholders' equity.

          Deferred Costs

     Deferred costs consist primarily of financing fees incurred to obtain long-term financing, costs of interest rate protection agreements, and internal and external leasing commissions and related costs. Deferred financing costs, including interest rate protection agreements, are amortized on a straight-line basis over the terms of the respective loans or agreements. Deferred leasing costs are amortized on a straight-line basis over the terms of the related leases. Deferred costs of $149,863 and $127,454 are net of accumulated amortization of $121,477 and $116,239 in 1999 and 1998, respectively.

     Interest expense in the accompanying Consolidated Statements of Operations includes amortization of deferred financing costs of $17,535, $11,835, and $8,338, for 1999, 1998 and 1997, respectively, and has been reduced by amortization of debt premiums and discounts of $5,707, $1,465 and $699 for 1999, 1998 and 1997, respectively.

          Revenue Recognition

     Simon Group, as a lessor, has retained substantially all of the risks and benefits of ownership of the investment Properties and accounts for its leases as operating leases. Minimum rents are accrued on a straight-line basis over the terms of their respective leases. Certain tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. Through December 31, 1999, overage rents were recognized as revenues based on reported and estimated sales for each tenant through December 31, less the applicable prorated base sales amount. Differences between estimated and actual amounts are recognized in the subsequent year. As described in Note 15, Simon Group's accounting for overage rent will be modified effective January 1, 2000.

     Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenue in the period the applicable expenditures are incurred.

          Allowance for Credit Losses

     A provision for credit losses is recorded based on management's judgment of tenant creditworthiness. The activity in the allowance for credit losses during 1999, 1998 and 1997 was as follows:

                                      Balance at        Provision for       Accounts        Balance at
                                     Beginning of          Credit           Written           End of
          Year Ended                     Year              Losses             Off              Year
                                     ------------       -------------       --------        ----------
          December 31, l999             $14,491            $8,541           $(8,565)          $14,467
                                        =======            ======           =======           =======
          December 31, l998             $13,804            $6,614           $(5,927)          $14,491
                                        =======            ======           =======           =======
          December 31, l997             $ 7,918            $5,992           $  (106)          $13,804
                                        =======            ======           =======           =======

          Income Taxes

     SPG. SPG and certain of its subsidiaries are taxed as REITs under Sections 856 through 860 of the Code and applicable Treasury regulations relating to REIT qualification, which requires REITs to distribute at least 95% of their taxable income to shareholders and meet certain other asset and income tests as well as other requirements. Management intends to continue to adhere to these requirements and maintain the REIT status of SPG and its REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes. Thus, no provision for federal income taxes for the REITs has been included in the accompanying financial statements. If any of these entities fail to qualify as a REIT in any taxable year, it will be subject to federal income taxes on its taxable income at regular corporate tax rates. State income taxes were not significant in any of the periods presented.

     SRC. SRC, a C Corporation, is subject to income taxes on its earnings. SRC follows the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting For Income Taxes. The provision (benefit) for income taxes reflected in the separate financial statements of SRC was ($3,374), ($190) and $670 for 1999, 1998 and 1997, respectively. Deferred tax assets and liabilities consist primarily of tax credits, net operating loss carryforwards and asset basis differences. The net deferred tax asset (liability), net of necessary valuation allowances, at December 31, 1999 and 1998 was $0 and ($3,374), respectively, and is included in other liabilities in the accompanying balance sheets. A valuation allowance is provided for loss and credit carryforwards that management currently evaluates as not likely to be realized. The valuation allowance related to SRC's tax accounts is adjusted as necessary based on management's expectation of SRC's ability to utilize its tax benefit carryforwards. In 1998, SRC generated losses for which a valuation allowance was provided. In 1999, the income tax benefit represents SRC's pro rata share of the SRC Operating Partnership's current year losses and the realization of tax carryforward benefits for which a valuation allowance was previously provided.

          Per Share Data

     In accordance with SFAS No. 128 Earnings Per Share, basic earnings per share is based on the weighted average number of shares of common stock outstanding during the period and diluted earnings per share is based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding if all dilutive potential common shares would have been converted into shares at the earliest date possible. The weighted average number of Paired Shares used in the computation for 1999, 1998 and 1997 was 172,088,590; 126,522,228; and
99,920,280, respectively. The diluted weighted average number of equivalent Paired Shares used in the computation for 1999, 1998 and 1997 was 172,225,592; 126,879,377 and 100,304,344, respectively.

     Combined basic and diluted earnings per Paired Share is presented in the financial statements based upon the weighted average number of Paired Shares outstanding of the Companies, giving effect to the CPI Merger as of the close of business on September 24, 1998. Management believes this presentation provides the shareholders with the most meaningful presentation of earnings for a single interest in the combined entities.

     Neither series of convertible preferred stock issued and outstanding during the comparative periods had a dilutive effect on earnings per share, nor did any of the convertible preferred Units of the SPG Operating Partnership outstanding, which are convertible into Paired Shares on or after August 27, 2004 if certain conditions are met. Paired Units held by limited partners in the Operating Partnerships may be exchanged for Paired Shares, on a one-for-one basis in certain circumstances. If exchanged, the paired Units would not have a dilutive effect. The increase in weighted average shares outstanding under the diluted method over the basic method in every period presented for the Companies is due entirely to the effect of outstanding stock options. Basic earnings and diluted earnings were the same for all periods presented.

     Simon Group accrues distributions when they are declared. SPG declared distributions in 1999 and 1998 aggregating $2.02 per share of common stock, of which $1.06 and $0.97 represented a return of capital measured using generally accepted accounting principles. On a federal income tax basis, 10% of SPG's 1999 distribution represented a capital gain and 38% represented a return of capital. In 1998, 1% of SPG's 1998 distribution represented a capital gain and 48% represented a return of capital.

          Statements of Cash Flows

     For purposes of the Statements of Cash Flows, all highly liquid investments purchased with an original maturity of 90 days or less are considered cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements and Dutch auction securities.

  Cash paid for interest, net of any amounts capitalized, during 1999, 1998 and 1997 was $566,191, $397,560 and $270,912, respectively.

          Noncash Transactions

     Accrued and unpaid distributions were $876 and $3,428 at December 31, 1999 and 1998, respectively. Please refer to Notes 3, 4, 5 and 11 for additional discussion of noncash transactions.

          Reclassifications

     Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications have no impact on net operating results previously reported.

7. Investment Properties

     Investment properties consist of the following:

                                                                          December 31,
                                                           -----------------------------------------
                                                                   1999                   1998
                                                           ------------------     ------------------

Land                                                              $ 2,137,579            $ 2,094,881
Buildings and improvements                                         10,590,207              9,695,842
                                                           ------------------     ------------------

Total land, buildings and improvements                             12,727,786             11,790,723

Furniture, fixtures and equipment                                      74,266                 59,291
                                                           ------------------     ------------------

Investment properties at cost                                      12,802,052             11,850,014
Less--accumulated depreciation                                      1,098,881                722,371
                                                           ------------------     ------------------

Investment properties at cost, net                                $11,703,171            $11,127,643
                                                           ==================     ==================

     Investment properties includes $201,349 and $184,875 of construction in progress at December 31, 1999 and 1998, respectively.

8. Investments in Unconsolidated Entities

       Joint Venture Properties

     From January 1, 1997 through December 31, 1999, the number of Properties Simon Group accounted for using the equity method of accounting has increased from 30 to 69. Please refer to Notes 3, 4 and 5.

     Summary financial information of the Joint Venture Properties and a summary of Simon Group's investment in and share of income from such Properties follows.

                                                                                      December 31,
                                                                        ---------------------------------------
BALANCE SHEETS                                                                 1999                  1998
                                                                        -----------------     -----------------
Assets:
Investment properties at cost, net                                             $6,487,200            $4,290,795
Cash and cash equivalents                                                         171,372               173,778
Tenant receivables                                                                160,477               140,579
Other assets                                                                      161,702               103,481
                                                                        -----------------     -----------------
          Total assets                                                         $6,980,751            $4,708,633
                                                                        =================     =================

Liabilities and Partners' Equity:
Mortgages and other notes payable                                              $4,484,598            $2,861,589
Accounts payable, accrued expenses and other liabilities                          291,457               227,677
                                                                        -----------------     -----------------
          Total liabilities                                                     4,776,055             3,089,266
  Partners' equity                                                              2,204,696             1,619,367
                                                                        -----------------     -----------------
          Total liabilities and partners' equity                               $6,980,751            $4,708,633
                                                                        =================     =================
Simon Group's Share of:
Total assets                                                                   $2,843,025            $1,910,021
                                                                        =================     =================
Partners' equity                                                               $  896,572            $  568,998
Add: Excess Investment                                                            592,457               708,616
                                                                        -----------------     -----------------
Simon Group's net Investment in Joint Ventures                                 $1,489,029            $1,277,614
                                                                        =================     =================

                                                                          For the Year Ended December 31,
                                                            ---------------------------------------------------------
STATEMENTS OF OPERATIONS                                           1999                 1998                 1997
                                                            ---------------      ---------------      ---------------
Revenue:
  Minimum rent                                                     $570,902             $442,530             $256,100
  Overage rent                                                       25,957               18,465               10,510
  Tenant reimbursements                                             276,207              204,936              120,380
  Other income                                                       57,695               31,045               19,364
                                                            ---------------      ---------------      ---------------
          Total revenue                                             930,761              696,976              406,354

Operating Expenses:
  Operating expenses and other                                      324,051              245,927              144,256
  Depreciation and amortization                                     170,339              129,681               85,423
                                                            ---------------      ---------------      ---------------
          Total operating expenses                                  494,390              375,608              229,679
                                                            ---------------      ---------------      ---------------

Operating Income                                                    436,371              321,368              176,675
Interest Expense                                                    235,826              176,669               96,675
Extraordinary Items- Debt Extinguishments                               (66)             (11,058)              (1,925)
                                                            ---------------      ---------------      ---------------
Net Income                                                         $200,479             $133,641             $ 78,075
                                                            ===============      ===============      ===============
Third-Party Investors' Share of Net Income                          122,087               88,314               55,507
                                                            ---------------      ---------------      ---------------
Simon Group's Share of Net Income                                  $ 78,392             $ 45,327             $ 22,568
Amortization of Excess Investment                                    27,252               22,625               13,878
                                                            ---------------      ---------------      ---------------
Income from Unconsolidated Entities                                $ 51,140             $ 22,702             $  8,690
                                                            ===============      ===============      ===============

     As of December 31, 1999 and 1998, the unamortized excess of Simon Group's investment over its share of the equity in the underlying net assets of the partnerships and joint ventures acquired ("Excess Investment") was $592,457 and $708,616, respectively, which is amortized over the life of the related Properties. Amortization included in income from unconsolidated entities for the years ended December 31, 1999, 1998 and 1997 was $27,252, $22,625 and $13,878,
respectively. Included in the 1999 amortization is a $5,000 writedown on a joint venture investment.

     At December 31, 1999, SRC's investment in unconsolidated joint ventures, which is included in the summary financial information above, represents noncontrolling interests in two joint ventures that each own land held for sale, which are adjacent to two of the Properties. Included in 1999 total assets, total revenue and net income above was $18,505, $12,539 and $11,902, respectively, related to these SRC joint venture investments. During 1998, SRC also had a joint venture interest in a partnership which provided management and advisory services to a hotel. This investment was sold in 1999 for $28,500, which resulted in a $35 gain. Included in 1998 total assets, total revenue and net income above was $5,367, $481 and $481, respectively, related to SRC's joint venture investments.

          The Management Company

     Simon Group holds 80% of the outstanding common stock, 5% of the outstanding voting common stock, and all of the 8% cumulative preferred stock of the Management Company. The remaining 20% of the outstanding common stock of the Management Company (representing 95% of the voting common stock) is owned directly by Melvin Simon, Herbert Simon and David Simon. Because Simon Group exercises significant influence over the financial and operating policies of the Management Company, it is reflected in the accompanying statements using the equity method of accounting. The Management Company, including its consolidated subsidiaries, provides management, leasing, development, project management, accounting, legal, marketing and management information systems services and property damage and general liability insurance coverage to certain Portfolio Properties. Simon Group incurred costs of $75,697, $58,748 and $45,509 on consolidated Properties, related to services provided by the Management Company and its affiliates in 1999, 1998 and 1997, respectively. The Management Company also provides certain of such services to Melvin Simon & Associates, Inc. ("MSA"), and certain other nonowned properties for a fee. Fees for services provided by the Management Company to MSA were $3,853, $3,301 and $3,073 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The SPG Operating Partnership manages substantially all wholly-owned Properties and 40 Properties owned as joint venture interests, and, accordingly, it reimburses a subsidiary of the Management Company for costs incurred relating to the management of such Properties. Substantially all employees of Simon Group (other than direct field personnel) are employed by such Management Company subsidiary. The Management Company records costs net of amounts reimbursed by the SPG Operating Partnership. Common costs are allocated using assumptions that management believes are reasonable. The SPG Operating Partnership's share of allocated common costs was $55,051, $42,546 and $35,341 for 1999, 1998 and 1997,
respectively. As of December 31, 1999 and 1998, amounts due from the Management Company for unpaid interest receivable and unpaid accrued preferred dividends were not material to the combined financial statements or to those of SPG. Amounts due to the Management Company under cost-sharing arrangements and management contracts are included in notes and advances receivable from Management Company and affiliates.

     Included in operating income of the Management Company for 1999 is a $7,290 loss resulting from interests in two parcels of land held for sale by the Management Company, which were written down to their respective estimated fair market values.

     Summarized consolidated financial information of the Management Company and a summary of Simon Group's investment in and share of income from the Management Company follows.

                                                                                                 December 31,
                                                                                    -------------------------------------
BALANCE SHEET DATA:                                                                        1999                 1998
                                                                                    ----------------     ----------------

Total assets                                                                                $184,501             $198,952
Notes payable to Simon Group at 11%, due 2008, and advances                                  162,082              115,378
Shareholders' equity                                                                          21,740                7,279

Simon Group's Share of:
  Total assets                                                                              $172,935             $184,273
                                                                                    ================     ================
  Shareholders' equity                                                                      $ 23,889             $ 10,037
                                                                                    ================     ================

                                                                               For the Year Ended December 31,
                                                                 ----------------------------------------------------------
OPERATING DATA:                                                         1999                 1998                 1997
                                                                 ----------------     ----------------     ----------------

Total revenue                                                            $115,761             $100,349              $85,542
Operating Income                                                            5,573                8,067               13,766
Net Income Available for Common Shareholders                             $  4,173             $  6,667              $12,366
                                                                 ================     ================     ================
Simon Group's Share of Net Income after intercompany profit
 elimination                                                             $  4,715             $  5,852              $10,486
                                                                 ================     ================     ================

          European Investment

     The SPG Operating Partnership and the Management Company have a 25% ownership interest in European Retail Enterprises, B.V. ("ERE") and Groupe BEG, S.A. ("BEG"), respectively, which are accounted for using the equity method of accounting. BEG and ERE are fully integrated European retail real estate developers, lessors and managers. Simon Group's total investment in ERE and BEG at December 31, 1999 was approximately $41,000, with commitments for an additional $22,000, subject to certain performance and other criteria, including Simon Group's approval of development projects. The agreements with BEG and ERE are structured to allow Simon Group to acquire an additional 25% ownership interest over time. As of December 31, 1999, BEG and ERE had three properties open in Poland and two in France.

     The financial statements of Simon Group's European operations are measured utilizing the Euro and translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Accordingly, results of operations are translated at the weighted average exchange rate for the period. The translation adjustment resulting form the conversion of BEG and ERE's balance sheets were not significant for the years ended December 31, 1999 and 1998.

9. Indebtedness

     Simon Group's mortgages and other notes payable consist of the following:

                                                                                                     December 31,
                                                                                        ------------------------------------
                                                                                               1999                1998
                                                                                        ----------------    ----------------
Fixed-Rate Debt
---------------

Mortgages and other notes, including $28 and $1,917 net premiums, respectively.
 Weighted average interest and maturity of 7.4% and 6.1 years.                                $2,304,435          $2,291,893

Unsecured notes, including ($275) and $7,992 net (discounts) premiums, respectively.
 Weighted average interest and maturity of 7.2% and 7.1 years.                                 3,489,725           2,896,563

6 3/4% Putable Asset Trust Securities, including $913 and $1,111 premiums,
 respectively, due November 2003.                                                                100,913             101,111

7% Mandatory Par Put Remarketed Securities, including $5,214 and $5,273 premiums,
 respectively, due June 2028 and subject to redemption June 2008.                                205,214             205,273

Commercial mortgage pass-through certificates. Five classes bearing interest at
 weighted average rates and maturities of 7.3% and 8.0 years.                                    175,000             175,000
                                                                                        ----------------    ----------------
Total fixed-rate debt                                                                          6,275,287           5,669,840

Variable-Rate Debt
------------------

Mortgages and other notes, including $884 and $1,275 premiums, respectively. Weighted
 average interest and maturity of 7.0% and 3.1 years.                                         $  558,664          $  352,532

Credit Facility (see below)                                                                      785,000             368,000

Merger Facility (see below)                                                                      950,000           1,400,000

Commercial mortgage pass-through certificates, interest at 6.2%, due December 2007.               50,000              50,000

Unsecured term loans, interest at 6.6%, due February 2002.                                       150,000             133,000
                                                                                        ----------------    ----------------
Total variable-rate debt                                                                       2,493,664           2,303,532
                                                                                        ----------------    ----------------
Total mortgages and other notes payable, net                                                  $8,768,951          $7,973,372
                                                                                        ================    ================

     General. Certain of the Properties are cross-defaulted and cross-collateralized as part of a group of properties. Under certain of the cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each Property within the collateral package. Certain indebtedness is subject to financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and minimum equity values. Debt premiums and discounts are amortized over the terms of the related debt instruments. Certain mortgages and notes payable may be prepaid but are generally subject to a prepayment of a yield-maintenance premium.

     Mortgages and Other Notes. Certain of the Properties are pledged as collateral to secure the related mortgage notes. The fixed and variable mortgage notes are nonrecourse; however certain notes have partial guarantees by affiliates of approximately $643,667. The fixed-rate mortgages generally require monthly payments of principal and/or interest. Variable-rate mortgages are typically based on LIBOR.

     Unsecured Notes. Certain of Simon Group's unsecured notes totaling $825,000 with weighted average interests and maturities of 8.0% and 8.1 years, respectively, are structurally senior in right of payment to holders of other Simon Group unsecured notes to the extent of the assets and related cash flows of certain Properties. Certain of the unsecured notes are guaranteed by the SPG Operating Partnership.

      On February 4, 1999, the SPG Operating Partnership completed the sale of $600,000 of senior unsecured notes. These notes include two $300,000 tranches. The first tranche bears interest at 6.75% and matures on February 4, 2004 and the second tranche bears interest at 7.125% and matures on February 4, 2009. The SPG Operating Partnership used the net proceeds of approximately $594,000 to retire the $450,000 initial tranche of the Merger Facility (see below) and to pay $142,000 on the outstanding balance of the Credit Facility (see below).

     Credit Facility. The Credit Facility is a $1,250,000 unsecured revolving credit facility. During 1999, Simon Group obtained a three-year extension on the Credit Facility to August of 2002, with an additional one-year extension available at Simon Group's option. The Credit Facility bears interest at LIBOR plus 65 basis points, with an additional 15 basis point facility fee on the entire $1,250,000. The maximum and average amounts outstanding during 1999 under the Credit Facility were $785,000 and $487,255, respectively. The Credit Facility is primarily used for funding acquisition, renovation and expansion and predevelopment opportunities. At December 31, 1999, the Credit Facility had an effective interest rate of 6.47%, with $460,519 available after outstanding borrowings and letters of credit. The Credit Facility contains financial covenants relating to a capitalization value, minimum EBITDA and unencumbered EBITDA ratios and minimum equity values.

     The Merger Facility. In conjunction with the CPI Merger, the SPG Operating Partnership and SPG, as co-borrowers, closed a $1,400,000 medium term unsecured bridge loan (the "Merger Facility"). The Merger Facility bears interest at a base rate of LIBOR plus 65 basis points and $450,000 of the remaining balance will mature on March 24, 2000, with the remaining $500,000 due on September 24, 2000. The Merger Facility is subject to covenants and conditions substantially identical to those of the Credit Facility. Financing costs of $9,707, which were incurred to obtain the Merger Facility, are amortized over 18 months.

          Debt Maturity and Other

     As of December 31, 1999, scheduled principal repayments on indebtedness were as follows:

                    2000                                          $1,161,725
                    2001                                             268,474
                    2002                                           1,563,601
                    2003                                           1,135,047
                    2004                                           1,083,039
                    Thereafter                                     3,550,301
                                                             ---------------
                    Total principal maturities                     8,762,187
                    Net unamortized debt premiums                      6,764
                                                             ---------------
                    Total mortgages and other notes payable       $8,768,951
                                                             ===============

     The Joint Venture Properties have $4,484,598 and $2,861,589 of mortgages and other notes payable at December 31, 1999 and 1998, respectively. Simon Group's share of this debt was $1,876,158 and $1,227,044 at December 31, 1999 and 1998, respectively. This debt, including premiums of $22,521 in 1999, becomes due in installments over various terms extending through 2010, with interest rates ranging from 6.26% to 9.98% (weighted average rate of 7.37% at December 31, 1999). The debt, excluding the $22,521of premiums, matures $502,705 in 2000; $226,374 in 2001; $268,646 in 2002; $844,459 in 2003; $406,161 in 2004
and $2,213,732 thereafter.

          Interest Rate Protection Agreements

     Simon Group has entered into interest rate protection agreements, in the form of "cap" or "swap" arrangements, with respect to certain of its variable-rate mortgages and other notes payable. Swap arrangements, which effectively fix Simon Group's interest rate on the respective borrowings, have been entered into for $248,000 principal amount of consolidated debt. Cap arrangements, which effectively limit the amount by which variable interest rates may rise, have been entered into for $190,000 principal amount of consolidated debt and cap LIBOR at rates ranging from 8.7% to 16.77% through the related debt's maturity. Costs of the caps ($1,338) are amortized over the life of the agreements. The unamortized balance of the cap arrangements was $187 and $429 as of December 31, 1999 and 1998, respectively. Simon Group's hedging activity as a result of interest swaps and caps resulted in net interest (expense) savings of ($1,880), $263 and $1,586 for the years ended December 31, 1999, 1998 and 1997, respectively. This did not materially impact Simon Group's weighted average borrowing rate.

          Fair Value of Financial Instruments

     The carrying value of variable-rate mortgages and other loans represents their fair values. The fair value of combined fixed-rate mortgages and other notes payable, was approximately $5,649,467 and $6,100,000 at December 31, 1999 and 1998, respectively. The fair value of the combined interest rate protection agreements at December 31, 1999 and 1998, was $6,600 and ($7,213), respectively. At December 31, 1999 and 1998, the estimated discount rates were 8.06% and 6.70%, respectively.

10. Rentals under Operating Leases

     Simon Group receives rental income from the leasing of retail and mixed-use space under operating leases. Future minimum rentals to be received under noncancelable operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume, as of December 31, 1999, are as follows:


                       2000                                  $  959,563
                       2001                                     899,615
                       2002                                     839,027
                       2003                                     759,301
                       2004                                     662,415
                       Thereafter                             2,417,495
                                                         --------------

                                                             $6,537,416
                                                         ==============

     Approximately 1.8% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the SPG Operating Partnership.

11. Capital Stock

     SPG is authorized to issue up to 750,000,000 shares, par value $0.0001 per share, of capital stock. The authorized shares of capital stock consist of 400,000,000 shares of common stock, 12,000,000 shares of Class B common stock, 4,000 shares of Class C common stock, 100,000,000 shares of preferred stock, and 237,996,000 shares of excess common stock. Each share of common stock of SPG is paired with 1/100th of a share of common stock of SRC.

     SRC is authorized to issue up to 7,500,000 shares, par value $0.0001 per share, of common stock. SRC's historical shares and per share amounts have been adjusted to give effect to the change in SRC's par value of common stock from $0.10 per share to $0.0001 per share and to the CPI Merger exchange ratio of
2.0818 and to change the pairing of SRC's stock from 1/10th to 1/100th.

     The Board of Directors is authorized to reclassify the excess common stock into one or more additional classes and series of capital stock to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the shareholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of SPG without further action of the shareholders. The ability of the Board of Directors to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Companies.

     The holders of common stock of SPG are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, other than for the election of directors. The holders of Class B common stock are entitled to elect four of the thirteen members of the board. The holder of the Class C common stock is entitled to elect two of the thirteen members of the board. The Class B and Class C shares can be converted into shares of common stock at the option of the holders. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with Melvin, Herbert or David Simon. Shares of Class C common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the members of the DeBartolo family or entities controlled by them. The Companies have reserved 3,200,000 and 4,000 shares of common stock for the possible conversion of the outstanding Class B and Class C shares, respectively.

          Common Stock Issuances

     During 1998, SPG issued 2,957,335 shares of its common stock in offerings generating combined net proceeds of approximately $91,399. The net proceeds were contributed to the SPG Operating Partnership in exchange for a like number of Units. The SPG Operating Partnership used the net proceeds for general working capital purposes.

     On November 11, 1997, SPG issued 3,809,523 shares of its common stock upon the conversion of all of the outstanding shares of SPG's 8.125% Series A Preferred Stock, $.0001 par value per share.

     On September 19, 1997, SPG issued 4,500,000 shares of its common stock in a public offering. SPG contributed the net proceeds of approximately $146,800 to the SPG Operating Partnership in exchange for an equal number of Units. The SPG Operating Partnership used the net proceeds to retire a portion of the outstanding balance on the Credit Facility.

          Preferred Stock

     The following table summarizes each of the series of preferred stock of Simon Property Group, Inc.:

                                                                                   As of December 31,
                                                                         ------------------------------------
                                                                                1999                1998
                                                                         ----------------    ----------------
Series A 6.5% Convertible Preferred Stock, 209,249 shares authorized,
  53,271 and 209,249 issued and outstanding, respectively                        $ 68,073            $267,393


Series B 6.5% Convertible Preferred Stock, 5,000,000 shares authorized,
  4,844,331 issued and outstanding                                                450,523             450,523


Series C 7.00% Cumulative Convertible Preferred Stock, 2,700,000 shares
  authorized, none issued or outstanding                                               --                  --


Series D 8.00% Cumulative Redeemable Preferred Stock, 2,700,000 shares
  authorized, none issued or outstanding                                               --                  --

Series E 8.00% Cumulative Redeemable Preferred Stock, 1,000,000 shares
  authorized, 1,000,000 and 0 issued and outstanding, respectively                 24,242                  --
                                                                         ----------------    ----------------
                                                                                 $542,838            $717,916
                                                                         ================    ================

     Series A Convertible Preferred Stock. During 1999, 155,978 shares of SPG's Series A Convertible Preferred Stock were converted into 5,926,440 Paired Shares. In addition, another 153,890 Paired Shares were issued to the holders of the converted shares in lieu of the cash dividends allocable to those preferred shares. Each share of Series A Convertible Preferred Stock has a liquidation preference of $1,000 and is convertible into 37.995 Paired Shares, subject to adjustment under certain circumstances. The Series A Convertible Preferred Stock is not redeemable, except as needed to maintain or bring the direct or indirect ownership of the capital stock of SPG into conformity with REIT requirements.

     Series B Convertible Preferred Stock. Each share of the Series B Convertible Preferred Stock has a liquidation preference of $100 and is convertible into 2.586 Paired Shares, subject to adjustment under circumstances identical to those of the Series A Preferred Stock. SPG may redeem the Series B Preferred Stock on or after September 24, 2003 at a price beginning at 105% of the liquidation preference plus accrued dividends and declining to 100% of the liquidation preference plus accrued dividends any time on or after September 24, 2008.

     Series C Cumulative Convertible Preferred Stock and Series D Cumulative Redeemable Preferred Stock. In connection with the NED Acquisition, on August 27, 1999, SPG authorized these two new series of preferred stock to be available for issuance upon conversion by the holders or redemption by the SPG Operating Partnership of the 7.00% Preferred Units or the 8.00% Preferred Units, described below. Each of these new series of preferred stock has terms which are substantially identical to the respective series of Preferred Units.

     Series E Cumulative Redeemable Preferred Stock. As part of the consideration for the purchase of ownership in Mall of America, SPG issued the Series E Cumulative Redeemable Preferred Stock for $24,242. The Series E Cumulative Redeemable Preferred Stock is redeemable beginning August 27, 2004 at the liquidation value of $25 per share.

          Preferred Stock of Subsidiary

     In connection with the CPI Merger, SPG Properties, Inc., formerly Simon DeBartolo Group, Inc., became a subsidiary of SPG. Accordingly, the 11,000,000 shares of Series B and Series C cumulative redeemable preferred stock described below have been reflected outside of equity as Preferred Stock of Subsidiary as of the date of the CPI Merger.

     SPG Properties, Inc. has outstanding 3,000,000 shares of its 7.89% Series C Cumulative Step-Up Premium Rate/SM/ Preferred Stock (the "Series C Preferred Shares") with a liquidation value of $50.00 per share. Beginning October 1, 2012, the rate increases to 9.89% per annum. Management intends to redeem the Series C Preferred Shares prior to October 1, 2012. Beginning September 30, 2007, SPG Properties, Inc. may redeem the Series C Preferred Shares in whole or in part, using only the sale proceeds of other capital stock of SPG Properties, Inc., at a liquidation value of $50.00 per share, plus accrued and unpaid distributions, if any, thereon. Additionally, the Series C Preferred Shares have no stated maturity and are not subject to any mandatory redemption provisions, nor are they convertible into any other securities of SPG Properties, Inc. The SPG Operating Partnership pays a preferred distribution to SPG Properties, Inc. equal to the dividends paid on the preferred stock.

     SPG Properties, Inc. also has outstanding 8,000,000 shares of 8.75% Series B Cumulative Redeemable Preferred Stock, which it may redeem any time on or after September 29, 2006, at a liquidation value of $25.00 per share, plus accrued and unpaid dividends. The liquidation value (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital shares of SPG Properties, Inc., which may include other series of preferred shares. The SPG Operating Partnership pays a preferred distribution to SPG Properties, Inc. equal to the dividends paid on the preferred stock.

          Limited Partners' Preferred Interests in the SPG Operating Partnership

     In connection with the NED Acquisition, the SPG Operating Partnership issued two new series of preferred Units during 1999 as a component of the consideration for the Properties acquired. The SPG Operating Partnership authorized 2,700,000, and issued 2,584,227, 7.00% Cumulative Convertible Preferred Units (the "7.00% Preferred Units") having a liquidation value of $28.00 per Unit. The 7.00% Preferred Units accrue cumulative dividends at a rate of $1.96 annually, which is payable quarterly in arrears. The 7.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into either a like number of shares of 7.00% Cumulative Convertible Preferred Stock of SPG with terms substantially identical to the 7.00% Preferred Units or Paired Units at a ratio of 0.75676 to one provided that the closing stock price of SPG's Paired Shares exceeds $37.00 for any three consecutive trading days prior to the conversion date. The SPG Operating Partnership may redeem the 7.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in Paired Units. In the event of the death of a holder of the 7.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the SPG Operating Partnership may be required to redeem the 7.00% Preferred Units at liquidation value payable at the option of the SPG Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or Paired Shares.

     The SPG Operating Partnership also authorized 2,700,000, and issued 2,584,227, 8.00% Cumulative Redeemable Preferred Units (the "8.00% Preferred Units") having a liquidation value of $30.00. The 8.00% Preferred Units accrue cumulative dividends at a rate of $2.40 annually, which is payable quarterly in arrears. The 8.00% Preferred Units are each paired with one 7.00% Preferred Unit or with the Units into which the 7.00% Preferred Units may be converted. The SPG Operating Partnership may redeem the 8.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in either new preferred units of the SPG Operating Partnership having the same terms as the 8.00% Preferred Units, except that the distribution coupon rate would be reset to a then determined market rate, or in Paired Units. The 8.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into 8.00% Cumulative Redeemable Preferred Stock of SPG with terms substantially identical to the 8.00% Preferred Units. In the event of the death of a holder of the 8.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the SPG Operating Partnership may be required to redeem the 8.00% Preferred Units owned by such holder at their liquidation value payable at the option of the SPG Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or Paired Shares.

          Notes Receivable from Former CPI Shareholders

     Notes receivable of $27,168 from former CPI shareholders, which result from securities issued under CPI's executive compensation program and were assumed in the CPI Merger, are reflected as a deduction from capital in excess of par value in the statements of shareholders' equity in the accompanying combined financial statements and SPG's financial statements. Certain of such notes totaling $9,519 bear interest at rates ranging from 5.31% to 6.00% and become due during the period 2000 to 2002. The remainder of the notes do not bear interest and become due at the time the underlying shares are sold.

          The Simon Property Group 1998 Stock Incentive Plan

     Simon Group has a stock incentive plan (the "1998 Plan"), which provides for the grant of equity-based awards during a ten-year period, in the form of options to purchase Paired Shares ("Options"), stock appreciation rights ("SARs"), restricted stock grants and performance unit awards (collectively, "Awards"). Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Code and Options which are not so qualified. The Companies have reserved for issuance 6,300,000 Paired Shares under the 1998 Plan. Additionally, the partnership agreements require the Companies to sell Paired Shares to the Operating Partnerships, at fair value, sufficient to satisfy the exercising of stock options, and for the Companies to purchase Paired Units for cash in an amount equal to the fair market value of such Paired Shares.

     Administration. The 1998 Plan is administered by SPG's Compensation Committee (the "Committee"). The Committee, in its sole discretion, determines which eligible individuals may participate and the type, extent and terms of the Awards to be granted to them. In addition, the Committee interprets the 1998 Plan and makes all other determinations deemed advisable for the administration of the 1998 Plan. Options granted to employees ("Employee Options") become exercisable over the period determined by the Committee. The exercise price of an Employee Option may not be less than the fair market value of the Paired Shares on the date of grant. Employee Options generally vest over a three-year period and expire ten years from the date of grant.

     Director Options. The 1998 Plan provides for automatic grants of Options to directors ("Director Options") of the Companies who are not also employees of the SPG Operating Partnership or its "affiliates" ("Eligible Directors"). Under the 1998 Plan, each Eligible Director is automatically granted Director Options to purchase 5,000 Paired Shares upon the director's initial election to the Board of Directors, and upon each reelection, an additional 3,000 Director Options multiplied by the number of calendar years that have elapsed since such person's last election to the Board of Directors. The exercise price of the options is equal to the fair market value of the Paired Shares on the date of grant. Director Options become vested and exercisable on the first anniversary of the date of grant or at such earlier time as a "change in control" of the Companies (as defined in the 1998 Plan). Director Options terminate 30 days after the optionee ceases to be a member of the Board of Directors.

     Restricted Stock. The 1998 Plan also provides for shares of restricted common stock of the Companies to be granted to certain employees at no cost to those employees, subject to growth targets established by the Compensation Committee (the "Restricted Stock Program"). Restricted stock vests annually in four installments of 25% each beginning on January 1 following the year in which the restricted stock is awarded. During 1999, 1998 and 1997, a total of 537,861; 495,131 and 448,753 Paired Shares, respectively, net of forfeitures, were awarded under the Restricted Stock Program and predecessor programs. Through December 31, 1999 a total of 1,825,086 Paired Shares, net of forfeitures, were awarded. Approximately $10,601, $9,463 and $5,386 relating to these awards were amortized in 1999, 1998 and 1997, respectively. The cost of restricted stock grants, which is based upon the stock's fair market value at the time such stock is earned, awarded and issued, is charged to shareholders' equity and subsequently amortized against earnings of Simon Group over the vesting period.

     Simon Group accounts for stock-based compensation programs using the intrinsic value method, which measures compensation expense as the excess, if any, of the quoted market price of the stock at the grant date over the amount the employee must pay to acquire the stock. During 1999, Simon Group awarded 159,000 additional options to directors and employees. Director options vest over a twelve-month period, while 62,500 of the employee options granted during 1999 vest over two years, and 37,500 vested immediately. The impact on pro forma net income and earnings per share as a result of applying the fair value method, as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, which requires entities to measure compensation costs measured at the grant date based on the fair value of the award, was not material.

     The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

                                                                               December 31,
                                       -------------------------------------------------------------------------------------------
                                                    1999                            1998                           1997
                                       ----------------------------      --------------------------      -------------------------
Weighted Average Fair Value per
  Option                                                      $3.27                           $7.24                         $ 3.18
Expected Volatility                                  19.78 - 19.89%                  30.83 - 41.79%                         17.63%
Risk-Free Interest Rate                                5.25 - 5.78%                    4.64 - 5.68%                          6.82%
Dividend Yield                                         5.32 - 6.43%                    6.24 - 6.52%                           6.9%
Expected Life                                              10 years                        10 years                       10 years

     The weighted average remaining contract life for options outstanding as of December 31, 1999 was 6.0 years.

     Information relating to Director Options and Employee Options from December 31, 1996 through December 31, 1999 is as follows:

                                                               Director Options                         Employee Options
                                                  ---------------------------------------    -------------------------------------
                                                                            Option Price                             Option Price
                                                          Options          per Share (1)           Options          per Share (1)
                                                  ------------------     ----------------    ----------------     ----------------
Shares under option at December 31, 1996                      85,080               $24.49           1,622,983               $23.00
                                                  ------------------     ----------------    ----------------     ----------------

Granted                                                        9,000                29.31                  --                  N/A

Exercised                                                     (8,000)               23.62            (361,902)               23.29

Forfeited                                                         --                  N/A             (13,484)               23.99

                                                  ------------------     ----------------    ----------------     ----------------
Shares under option at December 31, 1997                      86,080               $24.12           1,247,597               $22.90
                                                  ------------------     ----------------    ----------------     ----------------

Granted                                                           --                  N/A             385,000                30.40

CPI Options Assumed                                               --                  N/A             304,209                25.48

Exercised                                                     (8,000)               26.27             (38,149)               23.71

Forfeited                                                     (3,000)               29.31              (4,750)               25.25

                                                  ------------------     ----------------    ----------------     ----------------
Shares under option at December 31, 1998                      75,080               $24.11           1,893,907               $24.82
                                                  ==================     ================    ================     ================

Granted                                                       59,000                26.79             100,000                25.29

Exercised                                                     (5,000)               22.25             (77,988)               23.21

Forfeited                                                         --                  N/A             (58,253)               23.48

                                                  ------------------     ----------------    ----------------     ----------------
Shares under option at December 31, 1999                     129,080               $25.41           1,857,666               $24.95
                                                  ==================     ================    ================     ================
Options exercisable at December 31, 1999                     108,080               $24.69           1,636,833               $24.46
                                                  ==================     ================    ================     ================

(1) Represents the weighted average price when multiple prices exist.

          Exchange Rights

     Limited partners in the Operating Partnerships have the right to exchange all or any portion of their Units for shares of common stock on a one-for-one basis or cash, as selected by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of the Companies' common stock at that time. The Companies have reserved 65,444,680 Paired Shares for possible issuance upon the exchange of Paired Units.

12. Employee Benefit Plans

     Simon Group maintains a tax-qualified retirement 401(k) savings plan. Under the plan, eligible employees can participate in a cash or deferred arrangement permitting them to defer up to a maximum of 12% of their compensation, subject to certain limitations. Participants' salary deferrals are matched at specified percentages, and the plan provides annual contributions of 1.5% of eligible employees' compensation. Simon Group contributed $3,189, $2,581 and $2,727 to the plan in 1999, 1998 and 1997, respectively.

     Except for the 401(k) plan, Simon Group offers no other postretirement or postemployment benefits to its employees.

13. Commitments and Contingencies

          Litigation

     Triple Five of Minnesota, Inc., a Minnesota corporation, v. Melvin Simon, et. al. On or about November 9, 1999, Triple Five of Minnesota, Inc. ("Triple Five") commenced an action in the District Court for the State of Minnesota, Fourth Judicial District, against, among others, Mall of America, certain members of the Simon family and entities allegedly controlled by such individuals, and Simon Group. Two transactions form the basis of the complaint:
(i) the sale by Teachers Insurance and Annuity Association of America of one-half of its partnership interest in Mall of America Company and Minntertainment Company to the SPG Operating Partnership and related entities (the "Teachers Sale"); and (ii) a financing transaction involving a loan in the amount of $312,000 obtained from The Chase Manhattan Bank ("Chase") that is secured by a mortgage placed on Mall of America's assets (the "Chase Mortgage").

     The complaint, which contains twelve counts, seeks remedies of damages, rescission, constructive trust, accounting, and specific performance. Although the complaint names all defendants in several counts, Simon Group is specifically identified as a defendant in connection with the Teachers Sale.

     The SPG Operating Partnership has agreed to indemnify Chase and other nonparties to the litigation that are related to the offering of certificates secured by the Chase Mortgage against, among other things, (i) any and all litigation expenses arising as a result of litigation or threatened litigation brought by Triple Five, or any of its owners or affiliates, against any person regarding the Chase Mortgage, the Teachers Sale, any securitization of the Chase Mortgage or any transaction related to the foregoing and (ii) any and all damages, awards, penalties or expenses payable to or on behalf of Triple Five (or payable to a third party as a result of such party's obligation to pay Triple Five) arising out of such litigation. These indemnity obligations do not extend to liabilities covered by title insurance.

     Simon Group believes that the Triple Five litigation is without merit and intends to defend the action vigorously. To that end, all defendants have removed the action to federal court and have served a motion, which is pending, to dismiss Triple Five's complaint in its entirety on the grounds that the complaint fails to state a claim. Simon Group believes that neither the Triple Five litigation nor any potential payments under the indemnity, if any, will have a material adverse effect on Simon Group. Given the early stage of the litigation it is not possible to provide an assurance of the ultimate outcome of the litigation or an estimate of the amount or range of potential loss, if any.

     Carlo Angostinelli et al. v. DeBartolo Realty Corp. et al. On October 16, 1996, a complaint was filed in the Court of Common Pleas of Mahoning County, Ohio, captioned Carlo Angostinelli et al. v. DeBartolo Realty Corp. et al. The named defendants are SD Property Group, Inc., an indirect 99%-owned subsidiary of SPG, and DeBartolo Properties Management, Inc., a subsidiary of the Management Company, and the plaintiffs are 27 former employees of the defendants. In the complaint, the plaintiffs alleged that they were recipients of deferred stock grants under the DeBartolo Realty Corporation ("DRC") Stock Incentive Plan (the "DRC Plan") and that these grants immediately vested under the DRC Plan's "change in control" provision as a result of the DRC Merger. Plaintiffs asserted that the defendants' refusal to issue them approximately 542,000 shares of DRC common stock, which is equivalent to approximately 370,000 Paired Shares computed at the 0.68 exchange ratio used in the DRC Merger, constituted a breach of contract and a breach of the implied covenant of good faith and fair dealing under Ohio law. Plaintiffs sought damages equal to such number of shares of DRC common stock, or cash in lieu thereof, equal to all deferred stock ever granted to them under the DRC Plan, dividends on such stock from the time of the grants, compensatory damages for breach of the implied covenant of good faith and fair dealing, and punitive damages. The plaintiffs and the defendants each filed motions for summary judgment. On October 31, 1997, the Court of Common Pleas entered a judgment in favor of the defendants granting their motion for summary judgment. The plaintiffs appealed this judgment to the Seventh District Court of Appeals in Ohio. On August 18, 1999, the District Court of Appeals reversed the summary judgement order in favor of the defendants entered by the Common Pleas Court and granted plaintiffs' cross motion for summary judgement, remanding the matter to the Common Pleas Court for the determination of plaintiffs' damages. The defendants petitioned the Ohio Supreme Court asking that they exercise their discretion to review and reverse the Appellate Court decision, but the Ohio Supreme court issued an order changing jurisdiction. The case has been remanded to the Court of Common Pleas of Mahoning County, Ohio, to calculate Plaintiffs' damages and rule upon counterclaims asserted by Simon Group. As a result of the appellate court's decision, Simon Group recorded a $12,000 loss in 1999 related to this litigation in the accompanying combined statements of operations as an unusual item.

     Roel Vento et al v. Tom Taylor et al. An affiliate of Simon Group is a defendant in litigation entitled Roel Vento et al v. Tom Taylor et al., in the District Court of Cameron County, Texas, in which a judgment in the amount of $7,800 was entered against all defendants. This judgment includes approximately $6,500 of punitive damages and is based upon a jury's findings on four separate theories of liability including fraud, intentional infliction of emotional distress, tortious interference with contract and civil conspiracy arising out of the sale of a business operating under a temporary license agreement at Valle Vista Mall in Harlingen, Texas. Simon Group appealed the verdict and on May 6, 1999, the Thirteenth Judicial District (Corpus Christi) of the Texas Court of Appeals issued an opinion reducing the trial court verdict to $3,364 plus interest. Simon Group filed a petition for a writ of certiorari to the Texas Supreme Court requesting that they review and reverse the determination of the Appellate Court. The Texas Supreme Court has not yet determined whether it will take the matter up on appeal. Management, based upon the advice of counsel, believes that the ultimate outcome of this action will not have a material adverse effect on Simon Group.

     Simon Group currently is not subject to any other material litigation other than routine litigation and administrative proceedings arising in the ordinary course of business. On the basis of consultation with counsel, management believes that such routine litigation and administrative proceedings will not have a material adverse impact on Simon Group's financial position or its results of operations.

          Lease Commitments

     As of December 31, 1999, a total of 35 of the consolidated Properties are subject to ground leases. The termination dates of these ground leases range from 2000 to 2090. These ground leases generally require payments by Simon Group of a fixed annual rent, or a fixed annual rent plus a participating percentage over a base rate. Ground lease expense incurred by Simon Group for the years ended December 31, 1999, 1998 and 1997, was $13,365, $13,618 and $10,511,
respectively.

     Future minimum lease payments due under such ground leases for each of the next five years ending December 31 and thereafter are as follows:

                            2000          $  7,544
                            2001             7,645
                            2002             7,925
                            2003             7,864
                            2004             7,407
                                           495,963
                                   ------------------
                                          $534,348
                                   ==================

          Long-term Contract

     On September 30, 1999, Simon Group entered into a five year contract with Enron Energy Services for Enron to supply or manage all of the energy commodity requirements throughout Simon Group's portfolio. The contract includes electricity, natural gas and maintenance of energy conversion assets and electrical systems including lighting. Simon Group has committed to pay Enron a fixed percentage of the Portfolio's historical energy costs for these services over the term of the agreement.

          Environmental Matters

     Nearly all of the Properties have been subjected to Phase I or similar environmental audits. Such audits have not revealed nor is management aware of any environmental liability that management believes would have a material adverse impact on the Company's financial position or results of operations. Management is unaware of any instances in which it would incur significant environmental costs if any or all Properties were sold, disposed of or abandoned.

14. Related Party Transactions

     Until April 15, 1999, when the Three Dag Hammarskjold building was sold, the SRC Operating Partnership received a substantial amount of its rental income from the SPG Operating Partnership for office space under lease. During the period prior to the CPI Merger, such rent was received from CPI.

     In preparation for the CPI Merger, on July 31, 1998, CPI, with the assistance of the SPG Operating Partnership, completed the sale of the General Motors Building in New York, New York for approximately $800,000. The SPG Operating Partnership and certain third-party affiliates each received a $2,500 fee from CPI in connection with the sale.

15. New Accounting Pronouncement

     On June 15, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS 133 will be effective for Simon Group beginning with the 2001 fiscal year and may not be applied retroactively. Management is currently evaluating the impact of SFAS 133, which it believes could increase volatility in earnings and other comprehensive income.

     On December 3, 1999, the Securities and Exchange Commission issued
Staff Accounting Bulletin No. 101 ("SAB 101"), which addressed certain revenue recognition policies, including the accounting for overage rent by a landlord. SAB 101 requires overage rent to be recognized as revenue only when each tenant's sales exceeds their sales threshold. Simon Group currently recognizes overage rent based on reported and estimated sales through the end of the period, less the applicable prorated base sales amount. Simon Group will adopt SAB 101 effective January 1, 2000. Management is currently evaluating the impact of applying SAB 101 and expects to record a loss from the cumulative effect of a change in accounting principle of approximately $13,000 in the first quarter of 2000. In addition, SAB 101 will impact the timing in which overage rent is recognized throughout each year, but will not have a material impact on the total overage rent recognized in each full year.

16. Quarterly Financial Data (Unaudited)

Combined summarized quarterly 1999 and 1998 data is as follows:

                                            First             Second              Third             Fourth             Annual
1999                                       Quarter            Quarter            Quarter            Quarter            Amount
-----------------------------------    ---------------    ---------------    ---------------    ---------------    ---------------
Total revenue                            $    446,093       $    454,006      $    471,171       $    521,433      $  1,892,703
Operating income                              196,898            206,643           214,782            235,922           854,245
Income before unusual and
 extraordinary items                           67,388             67,338            87,125             94,249           316,100

Net income available to common
 shareholders                                  34,954             38,462            42,435             51,463           167,314

Net income before extraordinary
 items per Paired Share (1)              $       0.21       $       0.22      $       0.25       $       0.32      $       1.00

Net income per Paired Share (1)          $       0.21       $       0.22      $       0.24       $       0.30      $       0.97
Weighted average Paired Shares
 outstanding                              168,986,602        173,342,399       173,471,352        173,167,054       172,088,590

Diluted net income before
 extraordinary items per Paired
 Share (1)                               $       0.21       $       0.22      $       0.25       $       0.32      $       1.00

Diluted net income per Paired
 Share (1)                               $       0.21       $       0.22      $       0.24       $       0.30      $       0.97

Diluted weighted average Paired
 Shares outstanding                       169,168,474        173,609,740       173,542,183        173,182,994       172,225,592


1998
-----------------------------------
Total revenue                            $    300,257       $    310,375      $    322,338       $    472,589      $  1,405,559
Operating income                              133,667            145,226           147,537            215,782           642,212
Income before unusual and
 extraordinary items                           45,124             43,514            52,851             94,741           236,230

Net income available to common
 shareholders                                  23,948             27,467            28,966             53,217           133,598

Net income before extraordinary
 items per Paired Share (1)              $       0.22       $       0.21      $       0.25       $       0.32      $       1.02

Net income per Paired Share (1)          $       0.22       $       0.25      $       0.25       $       0.32      $       1.06
Weighted average Paired Shares
 outstanding                              109,684,252        111,954,695       117,149,600        166,775,975       126,522,228

Diluted net income before
 extraordinary items per Paired
 Share                                   $       0.22       $       0.21      $       0.25       $       0.32      $       1.02


Diluted net income per Paired Share
                                         $       0.22       $       0.25      $       0.25       $       0.32      $       1.06
Diluted weighted average Paired
 Shares outstanding                       110,071,475        112,381,667       117,474,932        167,077,557       126,879,377


(1) Primarily due to the cyclical nature of earnings available for common stock and the issuance of additional shares of common stock during the periods, the sum of the quarterly earnings per Paired Share varies from the annual earnings per Paired Share.