Form 10-K405, Exhibit 13
period 2000-12-31
SIMON PROPERTY GROUP INC /DE/; SPG REALTY CONSULTANTS INC
filed 2001-03-29
CIK 1063761, 1067173

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

         Other data we believe is important in understanding trends in the Companies' business is also included in the tables.

SIMON PROPERTY GROUP, INC. AND SPG REALTY CONSULTANTS, INC. COMBINED:


                                                               AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------------------------
                                                2000            1999(1)          1998(1)         1997(1)            1996(2)
                                             -----------      -----------      -----------     -----------        ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Total revenue                              $ 2,020,751      $ 1,892,703      $ 1,405,559     $ 1,054,167        $  747,704
  Income before unusual item,
    extraordinary items, and
    cumulative effect of accounting              347,419          316,100          236,230         203,133           134,663
    change
  Net income available to common
    shareholders                             $   186,528      $   167,314      $   133,598     $   107,989        $   72,561

BASIC EARNINGS PER PAIRED SHARE:
  Income before extraordinary items
    and cumulative effect of
    accounting change                        $      1.13      $      1.00      $      1.02     $      1.08        $     1.02
  Extraordinary items                                 --            (0.03)            0.04              --             (0.03)
  Cumulative effect of accounting
    change                                         (0.05)              --               --              --                --
                                             -----------      -----------      -----------     -----------        ----------
  Net income                                 $      1.08      $      0.97      $      1.06     $      1.08        $     0.99
                                             ===========      ===========      ===========     ===========        ==========
  Weighted average Paired Shares
    outstanding                                  172,895          172,089          126,522          99,920            73,586

DILUTED EARNINGS PER PAIRED SHARE:
  Income before extraordinary items
    and cumulative effect of
    accounting change                        $      1.13      $      1.00      $      1.02     $      1.08        $     1.01
  Extraordinary items                                 --            (0.03)            0.04              --             (0.03)
  Cumulative effect of accounting
    change                                         (0.05)              --               --              --                --
                                             -----------      -----------      -----------     -----------        ----------
  Net income                                 $      1.08      $      0.97      $      1.06     $      1.08        $     0.98
                                             ===========      ===========      ===========     ===========        ==========
  Diluted weighted average Paired
    Shares outstanding                           172,994          172,226          126,879         100,304            73,721

Distributions per Paired Share (3)           $      2.02      $      2.02      $      2.02     $      2.01        $     1.63

BALANCE SHEET DATA:
  Cash and cash equivalents                  $   223,111      $   157,632      $   129,195     $   109,699        $   64,309
  Total assets                                13,937,945       14,223,243       13,277,000       7,662,667         5,895,910
  Mortgages and other notes payable            8,728,582        8,768,951        7,973,372       5,077,990         3,681,984
  Shareholders' equity                       $ 3,064,471      $ 3,253,658      $ 3,409,209     $ 1,556,862        $1,304,891

OTHER DATA:
  Cash flow provided by (used in):
    Operating activities                     $   701,516      $   627,056      $   529,415     $   370,907        $  236,464
    Investing activities                         (75,941)        (612,876)      (2,102,032)     (1,243,804)         (199,742)
    Financing activities                        (560,096)          14,257        1,592,113         918,287           (35,134)
  Ratio of Earnings to Fixed Charges
    and Preferred Dividends (4)                     1.37x            1.36x            1.44x           1.54x             1.55x
                                             ===========      ===========      ===========     ===========        ==========
  Funds from Operations (FFO) of Simon
    Group (5)                                $   793,158      $   715,223      $   544,481     $   415,128        $  274,259
                                             ===========      ===========      ===========     ===========        ==========
  FFO allocable to the Companies             $   575,655      $   520,346      $   361,326     $   258,049        $  168,035
                                             ===========      ===========      ===========     ===========        ==========


SIMON PROPERTY GROUP, INC.:


                                                                           AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------------------------------------
                                                         2000           1999(1)         1998(1)         1997(1)          1996(2)
                                                     -----------      -----------      ----------     -----------      ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Total revenue                                      $ 2,012,737      $ 1,894,971      $ 1,405,072     $ 1,054,167      $  747,704
  Income before unusual, extraordinary items,
    and cumulative effect of accounting change           355,120          315,499          235,790         203,133         134,663
  Net income available to common shareholders        $   192,103      $   165,944      $   133,286     $   107,989      $   72,561

BASIC EARNINGS PER COMMON SHARE:
  Income before extraordinary items and
    cumulative effect of accounting change           $      1.16      $      0.99      $      1.01     $      1.08      $     1.02
  Extraordinary items                                         --            (0.03)            0.04              --           (0.03)
  Cumulative effect of accounting change                   (0.05)              --               --              --              --
                                                     -----------      -----------      -----------     -----------      ----------
  Net income                                         $      1.11      $      0.96      $      1.05     $      1.08      $     0.99
                                                     ===========      ===========      ===========     ===========      ==========
  Weighted average shares outstanding                    172,895          172,089          126,522          99,920          73,586

DILUTED EARNINGS PER COMMON SHARE:
  Income before extraordinary items and
    cumulative effect of accounting change           $      1.16      $      0.99      $      1.01     $      1.08      $     1.01
  Extraordinary items                                         --            (0.03)            0.04              --           (0.03)
  Cumulative effect of accounting change                   (0.05)              --               --              --              --
                                                     -----------      -----------      -----------     -----------      ----------
  Net income                                         $      1.11      $      0.96      $      1.05     $      1.08      $     0.98
                                                     ===========      ===========      ===========     ===========      ==========
  Diluted weighted average shares outstanding            172,994          172,226          126,879         100,304          73,721

Distributions per common share (3)                   $      2.02      $      2.02      $      2.02     $      2.01      $     1.63

BALANCE SHEET DATA:
  Cash and cash equivalents                          $   214,404      $   154,924      $   127,626     $   109,699      $   64,309
  Total assets                                        13,911,407       14,199,318       13,269,129       7,662,667       5,895,910
  Mortgages and other notes payable                    8,728,582        8,768,841        7,990,288       5,077,990       3,681,984
  Shareholders' equity                                 3,054,012        3,237,545        3,394,142       1,556,862       1,304,891

-------------------------------------------------------------------------------
SPG REALTY CONSULTANTS, INC.:


                                                                           AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------------------------------------
                                                        2000           1999(1)         1998(1)         1997               1996
                                                     ----------      ----------      ----------     -----------        ---------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Total revenue                                         $12,479         $ 2,277        $ 4,582         $ 6,214         $ 9,805
  Net income (loss)                                      (5,575)          1,370         (4,431)          1,177            (920)

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
  Net income (loss)                                     $ (3.22)        $  0.80        $ (5.17)        $  2.07         $ (1.88)
  Basic weighted average shares outstanding               1,729           1,721            857             569             490
  Diluted weighted average shares outstanding             1,730           1,722            857             569             490

Distributions per common share (3)                      $    --         $    --        $  0.39         $  0.40         $ 0.425

BALANCE SHEET DATA:
  Cash and cash equivalents                             $ 8,707         $ 2,708        $ 1,569         $ 4,147         $ 4,797
  Total assets                                           56,864          35,029         46,601          46,063          31,054
  Mortgages and other notes payable                      29,425           9,958         21,556          36,818          21,988
  Shareholders' equity                                   10,459          16,113         15,067           4,316           5,039


NOTES
-------------------------------------------------------------------------------
(1) NOTES 3, 4 AND 5 TO THE ACCOMPANYING FINANCIAL STATEMENTS DESCRIBE THE NED ACQUISITION AND THE CPI MERGER, WHICH OCCURRED AUGUST 27, 1999 AND SEPTEMBER 24, 1998, RESPECTIVELY, AND OTHER 1999 AND 1998 REAL ESTATE ACQUISITIONS AND DEVELOPMENT. NOTE 2 TO THE ACCOMPANYING FINANCIAL STATEMENTS DESCRIBES THE BASIS OF PRESENTATION.

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

(5) PLEASE REFER TO MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR A DEFINITION OF FUNDS FROM OPERATIONS. THE 1999 AND 1996 AMOUNTS ARE RESTATED TO REFLECT NAREITS CLARIFICATION OF THE DEFINITION OF FFO.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SIMON PROPERTY GROUP, INC. AND SPG REALTY CONSULTANTS, INC. COMBINED

         You should read the following discussion in conjunction with the Selected Financial Data, and all of the financial statements and notes thereto that are included in this report. Certain statements made in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the following: general economic and business conditions, which will, among other things, affect demand for retail space or retail goods, availability and creditworthiness of prospective tenants, lease rents and the terms and availability of financing; adverse changes in the real estate markets including, among other things, competition with other companies and technology; risks of real estate development and acquisition; governmental actions and initiatives; substantial indebtedness; conflicts of interests; maintenance of REIT status; and environmental/safety requirements. We undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

         OVERVIEW

         Who we are - Simon Property Group, Inc. ("SPG"), a Delaware corporation, is a self-administered and self-managed real estate investment trust ("REIT"). Each share of common stock of SPG is paired ("Paired Shares") with 1/100th of a share of common stock of SPG Realty Consultants, Inc. ("SRC" and together with SPG, the "Companies"). Simon Property Group, L.P. (the "SPG Operating Partnership"), formerly known as Simon DeBartolo Group, L.P., is the primary subsidiary of SPG. Units of ownership interest ("Units") in the SPG Operating Partnership are paired ("Paired Units") with a Unit in SPG Realty Consultants, L.P. (the "SRC Operating Partnership" and together with the SPG Operating Partnership, the "Operating Partnerships"). The SRC Operating Partnership is the primary subsidiary of SRC. In this report, the terms "we", "us" and "our" refer to the Companies and the Operating Partnerships, which prior to the CPI Merger (see below) refers to Simon DeBartolo Group, Inc. and the SPG Operating Partnership.

         We are engaged primarily in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers. As of December 31, 2000, we owned or held an interest in 252 income-producing properties in the United States, which consisted of 165 regional malls, 73 community shopping centers, five specialty retail centers, four office and mixed-use properties and five value-oriented super-regional malls in 36 states (the "Properties"), five additional retail real estate properties operating in Europe, and two properties currently under construction and 11 parcels of land held for future development (the "Portfolio" or the "Portfolio Properties"). At both December 31, 2000 and 1999, the Companies' direct and indirect ownership interests in the Operating Partnerships were 72.4%. The SPG Operating Partnership also holds substantially all of the economic interest in M.S. Management Associates, Inc. (the "Management Company"). See Note 8 to the attached financial statements for a description of the activities of the Management Company.

         Our operating results for the two years ended December 31, 2000 and 1999, and their comparability to the respective prior periods, were significantly impacted by a number of Property acquisitions and openings beginning in 1998. The greatest impact on results of operations has come from the September 24, 1998 acquisition, through merger, of Corporate Property Investors, Inc. ("CPI") and Corporate Realty Consultants, Inc. (the "CPI Merger") (see Note 4 to the financial statements). In addition, we acquired ownership interests in, or commenced operations of, a number of other Properties throughout the comparative periods and, as a result, increased the number of Properties we account for using the consolidated method of accounting and sold interests in several Properties throughout the comparative periods (together with the CPI merger, the "Property Transactions"). "Liquidity and Capital Resources" contains additional information on the 2000 activity and Note 5 to the financial statements contains information about acquisitions and dispositions prior to 2000.

         CUMULATIVE EFFECT OF ACCOUNTING CHANGE

         On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), which addressed certain revenue recognition policies, including the accounting for overage rent by a landlord. SAB 101 requires overage rent to be recognized as revenue only when each tenant's sales exceeds its sales threshold. We previously recognized overage rent based on reported and estimated sales through the end of the period, less the applicable prorated base sales amount. We adopted SAB 101 effective January 1, 2000 and recorded a loss from the cumulative effect of an accounting change of $12.3 million, which includes our $1.8 million share from unconsolidated entities.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 VS. YEAR ENDED DECEMBER 31, 1999

         Operating income increased $46.3 million or 5.4% in 2000 as compared to 1999. This increase includes the net result of the Property Transactions ($9.7 million). Excluding these transactions, operating income increased approximately $36.6 million or 4.3%, primarily resulting from a $54.6 million increase in minimum rents, a $20.1 million increase in consolidated revenues realized from marketing initiatives throughout the Portfolio from our strategic marketing division, Simon Brand Ventures ("SBV"), a $3.9 million increase in miscellaneous income, and an $8.6 million increase in lease settlements, partially offset by a $31.8 million increase in depreciation and amortization, a $7.2 million increase in corporate expenses previously recorded on the Management Company, primarily due to SBV's, previously part of the Management Company, incorporation as a wholly-owned LLC subsidiary of SRC, and a $9.4 million increase in other expenses. The increase in minimum rent primarily results from increased occupancy levels, the replacement of expiring tenant leases with renewal leases at higher minimum base rents, and a $5.1 million increase in rents from tenants operating under license agreements. The increase in miscellaneous income results from gift certificate sales previously recorded on the Management Company and incidental fee revenues. The increase in depreciation and amortization is primarily due to an increase in depreciable real estate realized through renovation and expansion activities. The increase in other expenses primarily results from technology initiative start up costs and the write-off of a $3.0 million investment in piiq.com, an online shopping site that has ceased operations.

         Interest expense increased $56.1 million, or 9.7% in 2000 as compared to 1999. This increase is primarily the result of overall increases in interest rates during the comparative periods ($20.6 million), the Property Transactions ($7.0 million) and incremental interest on borrowings under our Credit Facility to complete the NED Acquisition ($12.4 million) and acquire an ownership interest in Mall of America ($3.8 million), with the remainder being primarily from borrowings for Property redevelopments that opened in the comparative periods.

         The $3.4 million income tax benefit in 1999 represents SRC's pro rata share of the SRC Operating Partnership's 1999 losses and the realization of tax carryforward benefits for which a valuation allowance was previously provided.

         The $9.1 million net gain on the sales of assets in 2000 results from the sale of our interests in an office building, two regional malls and four community shopping centers for approximately $142.6 million, partially offset by a $10.6 million asset write-down on two Properties recognized in the second quarter of 2000. In 1999, we recognized a net loss of $7.1 million on the sale of four Properties.

         Income from unconsolidated entities increased $27.9 million in 2000, resulting from a $26.1 million increase in income from the Management Company and a $1.8 million increase in income from unconsolidated partnerships and joint ventures. The increase in Management Company income is primarily the result of a $6.7 million increase in management fees due to property acquisitions and increased minimum rents, $7.3 million of asset write-downs recognized in 1999, $4.6 million in 2000 residual land sales, as well as a $5.3 million increase in the income tax benefit, which is primarily due to the reversal of valuation allowances due to 2000 income and forecasted future income.

         During the first quarter of 2000, we recorded a $12.3 million expense resulting from the cumulative effect of an accounting change described above.

         Income before allocation to limited partners was $334.4 million for the year ended December 31, 2000, which reflects a $37.0 million or 12.5% increase over 1999, primarily for the reasons discussed above. Income before allocation to limited partners was allocated to the Companies based on SPG's direct ownership of Ocean County Mall and certain net lease assets, and the Companies' preferred Unit preferences and weighted average ownership interests in the Operating Partnerships during the period.

         Preferred distributions of the SPG Operating Partnership represent distributions on preferred Units issued in connection with the NED Acquisition. Preferred dividends of subsidiary represent distributions on preferred stock of SPG Properties, Inc., a 99.999% owned subsidiary of SPG.

YEAR ENDED DECEMBER 31, 1999 VS. YEAR ENDED DECEMBER 31, 1998

         Operating income increased $212.0 million or 33.0% in 1999 as compared to 1998. This increase is primarily the result of the CPI Merger ($143.1 million) and the remaining Property Transactions ($23.0 million). Excluding these transactions, operating income increased approximately $45.9 million, primarily resulting from an approximately $15.1 million increase in consolidated revenues realized from marketing initiatives throughout the Portfolio from our strategic marketing division, SBV; a $39.1 million increase in minimum rents; a $6.3 million increase in gains from sales of peripheral properties; a $4.7 million increase in interest income and a $4.3 million increase in lease settlement income, partially offset by a $14.1 million increase in depreciation and amortization and an $8.6 million decrease in fee income. The increase in minimum rent primarily results from increased occupancy levels, the replacement of expiring tenant leases with renewal leases at higher minimum base rents, and a $7.9 million increase in rents from tenants operating under license agreements. The increase in depreciation and amortization is primarily due to an increase in depreciable real estate realized through renovation and expansion activities.

         Interest expense increased $159.7 million, or 38.0% in 1999 as compared to 1998. This increase is primarily a result of the CPI Merger ($125.0 million) and the remaining Property Transactions ($18.0 million). The remaining increase includes incremental interest resulting from the SPG Operating Partnership's 1998 issuance of $1.1 billion of public notes, the proceeds of which were used primarily to pay down our Credit Facility (see Liquidity and Capital Resources) ($4.5 million), and incremental interest on borrowings under our Credit Facility to complete the NED Acquisition, and acquire ownership interests in the IBM Properties and Mall of America ($6.3 million) (see Liquidity and Capital Resources and Notes 3 & 5 to the financial statements).

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

         As discussed further in Note 13 to the financial statements, the $12.0 million unusual item in 1999 is the result of damages arising from the litigation surrounding the 1996 acquisition through merger of DeBartolo Realty Corporation (the "DRC Merger").

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

         LIQUIDITY AND CAPITAL RESOURCES

         As of December 31, 2000, our balance of unrestricted cash and cash equivalents was $223.1 million, including $116.5 million related to our gift certificate program, which we do not consider available for general working capital purposes. We have a $1.25 billion unsecured revolving credit facility (the "Credit Facility") which had available credit of $598.5 million at December 31, 2000. The Credit Facility bears interest at LIBOR plus 65 basis points and has an initial maturity of August 2002, with an additional one-year extension available at our option. SPG and the SPG Operating Partnership also have access to public equity and debt markets. Our current corporate bond ratings are Baa1 by Moody's Investors Service and BBB+ by Standard & Poor's.

         We anticipate that cash generated from operating performance will provide the funds we need on a short- and long-term basis for operating expenses, interest expense on outstanding indebtedness, recurring capital expenditures, and distributions to shareholders in accordance with REIT requirements. Sources of capital for nonrecurring capital expenditures, such as major building renovations and expansions, as well as for scheduled principal payments, including balloon payments, on outstanding indebtedness are expected to be obtained from:

           - excess cash generated from operating performance
           - working capital reserves
           - additional debt financing
           - additional equity raised in the public markets

         FINANCING AND DEBT

         At December 31, 2000, we had combined consolidated debt of $8.7 billion, of which $6.1 billion was fixed-rate debt, bearing interest at a weighted average rate of 7.3% and $2.6 billion was variable-rate debt bearing interest at a weighted average rate of 7.5%. As of December 31, 2000, we had interest rate protection agreements related to $404.0 million of combined consolidated variable-rate debt. Our interest rate protection agreements did not materially impact interest expense or weighted average borrowing rates in 2000.

         Our share of total scheduled principal payments of mortgage and other indebtedness, including unconsolidated joint venture indebtedness over the next five years is $7.1 billion, with $3.6 billion thereafter. Our ratio of consolidated debt-to-market capitalization was 57.0% and 58.1% at December 31, 2000 and 1999, respectively.

         MARKET RISK - SENSITIVITY ANALYSIS. Our combined future earnings, cash flows and fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily LIBOR. Based upon consolidated indebtedness and interest rates at December 31, 2000, a 0.25% increase in the market rates of interest would decrease future earnings and cash flows by approximately $5.9 million, and would decrease the fair value of debt by approximately $220.0 million. A 0.25% decrease in the market rates of interest would increase future earnings and cash flows by approximately $5.9 million, and would increase the fair value of debt by approximately $230.0 million. We manage our exposure to interest rate risk by a combination of interest rate protection agreements to effectively fix or cap a portion of our variable rate debt and by refinancing fixed rate debt at times when rates and terms are appropriate.

The following summarizes significant financing and refinancing transactions completed in 2000:

         SECURED INDEBTEDNESS. During 2000, we refinanced approximately $1.1 billion of mortgage indebtedness on twelve of the Properties. Our share of the refinanced debt is approximately $556 million. The weighted average maturity of the indebtedness increased from approximately 0.6 years to 6.7 years, while the weighted average interest rates increased from approximately 7.77% to 7.84%.

         CREDIT FACILITY. During 2000 the maximum and average amounts outstanding under the Credit Facility were $830 million and $715 million, respectively. The weighted average interest rate was 7.34% for 2000.

         UNSECURED NOTES. On March 24, 2000, we refinanced $450.0 million of unsecured debt, which became due and bore interest at LIBOR plus 65 basis points. The new facility matures March 24, 2001 and also bears interest at LIBOR plus 65 basis points. In addition, during September 2000, we refinanced $500.0 million of unsecured debt, which became due and bore interest at LIBOR plus 65 basis points, with a new $475.0 million facility and borrowings from the Credit Facility. The new $475.0 million facility matures September 2001 and bears interest at LIBOR plus 65 basis points.

         On January 11, 2001, we issued $500.0 million of unsecured debt to institutional investors pursuant to Rule 144A in two tranches. The first tranche is $300.0 million bearing an interest rate of 7 3/8% due January 20, 2006 and the second tranche is $200.0 million bearing an interest rate of 7 3/4% due January 20, 2011. The net proceeds of the offering were used to repay the remaining portion of the indebtedness under the Merger Facility due March 24, 2001 and to repay a portion of the Merger Facility due September 24, 2001.

         ACQUISITIONS AND DISPOSALS

         We continue to review and evaluate a limited number of individual property and portfolio acquisition opportunities. However, due to the rapid consolidation of the regional mall business and the current status of the capital markets, we believe that acquisition activity in the near term will be a less significant component of our growth strategy. We believe funds on hand, and amounts available under the Credit Facility, together with the ability to issue shares of common stock and/or Units, provide the means to finance certain acquisitions. We cannot assure you that we will not be required to, or will not elect to, even if not required to, obtain funds from outside sources, including through the sale of debt or equity securities, to finance significant acquisitions, if any.

         See Note 5 to the financial statements for 1999 and 1998 acquisition activity.

         DISPOSALS. During 2000, we sold our interests in two regional malls, four community shopping centers and an office building for a total of approximately $142.6 million, including the buyer's assumption of approximately $25.9 million of mortgage debt, which resulted in a net gain of $19.7 million. The net proceeds of $114.6 million were used to reduce the outstanding borrowings on the Credit Facility, to repurchase Paired Shares, and for general corporate purposes.

         In addition, on July 31, 2000, we sold our 1,408,450 shares of common stock of Chelsea Property Group, Inc. for $50.0 million, which equaled our original investment. No gain or loss was recognized on the transaction. The net proceeds were used for general corporate purposes.

         In addition to the Property sales described above, as a continuing part of our long-term strategic plan, we continue to pursue the sale of our remaining non-retail holdings and a number of retail assets that are no longer aligned with our strategic criteria. We expect the sale prices of any non-core assets, if sold, will not differ materially from the carrying value of the related assets.

         DEVELOPMENT ACTIVITY

         NEW DEVELOPMENTS. Development activities are an ongoing part of our business. During 2000, we opened two new Properties aggregating approximately
1.7 million square feet of GLA. In total, we invested approximately $179.6 million on new developments in 2000. With fewer new developments currently under construction, we expect 2001 development costs to be approximately $76.2 million.

         STRATEGIC EXPANSIONS AND RENOVATIONS. One of our key objectives is to increase the profitability and market share of the Properties through the completion of strategic renovations and expansions. During 2000, we invested approximately $201.6 million on redevelopment projects and completed five major redevelopment projects, which added approximately 1.2 million square feet of GLA to the Portfolio. We have a number of renovation and/or expansion projects currently under construction, or in preconstruction development and expect to invest approximately $121.0 million on redevelopment in 2001.

         INTERNATIONAL EXPANSION. The SPG Operating Partnership and the Management Company have a 29% ownership interest in European Retail Enterprises, B.V. ("ERE") and Groupe BEG, S.A. ("BEG"), respectively, which are accounted for using the equity method of accounting. BEG and ERE are fully integrated European retail real estate developers, lessors and managers. Our total cash investment in ERE and BEG at December 31, 2000 was approximately $45.8million, with commitments for an additional $16.6 million, subject to certain performance and other criteria, including our approval of development projects. The agreements with BEG and ERE are structured to allow us to acquire an additional 25% ownership interest over time. As of December 31, 2000, BEG and ERE had three Properties open in Poland and two in France.

         TECHNOLOGY INITIATIVES. We continue to evolve our technology initiatives through our association with several third party participants. Through our clixnmortar subsidiary, we have formed an alliance with Found Inc. to build an infrastructure for retailers where shoppers can identify merchandise on line that is actually in inventory at a store and initiate a transaction either at the store or online. Through MerchantWired LLC, we are creating, along with all the other leading retail real estate developers, a full service retail infrastructure company that provides retailers across the country access to a high speed, highly reliable and secure broadband network. The SPG Operating Partnership owns an approximately 53% noncontrolling interest in MerchantWired LLC and accounts for it using the equity method of accounting. In addition, in 2000 we joined with other leading real estate companies across a broad range of property sectors to form Constellation Real Technologies, which is designed to form, incubate and sponsor real estate-related Internet, e-commerce and technology enterprises; acquire interests in existing "best of breed" companies; and act as a consolidator of real estate technology across property sectors. In September, Constellation announced its initial investment of $25.0 million in FacilityPro.com, a business-to-business electronic marketplace designed for the efficient procurement of facilities' products and services. Our share of this investment is $2.5 million.

These new activities may generate losses in the initial years of operation, while programs are being developed and customer bases are being established. We have investments totaling approximately $53.0 million related to such programs through December 31, 2000. We expect to continue to invest in these programs over the next two years and together with the other members of MerchantWired, LLC have guaranteed our pro rata share of equipment lease payments up to $46.0 million. There is no assurance that our technology programs will succeed.

         CAPITAL EXPENDITURES ON CONSOLIDATED PROPERTIES


                                               2000           1999              1998
                                             --------       --------          --------
   New Developments                          $     58       $    226          $     22
   Renovations and Expansions                     194            248               250
   Tenant Allowances                               65             65                46
   Operational Capital Expenditures                49             27                19
   Other                                           --             --                12
                                             --------       --------          --------
   Total                                     $    366       $    566          $    349
                                             ========       ========          ========

         DISTRIBUTIONS

         SPG declared distributions on its common stock in 2000 aggregating $2.02 per share. On February 6, 2001, SPG declared a distribution of $0.5050 per Paired Share payable on February 28, 2001, to shareholders of record on February 16, 2001. The current combined annual distribution rate is $2.02 per Paired Share. Future distributions will be determined based on actual results of operations and cash available for distribution.

         INVESTING AND FINANCING ACTIVITIES

         Pursuant to a stock repurchase program authorized by the Board of Directors of SPG, on August 8, 2000, we purchased 1,596,100 Paired Shares at an average price of $25.00 per Paired Share. The purchase is part of a plan announced by management earlier in the year to make opportunistic repurchases of Paired Shares during 2000 funded solely by a portion of the net proceeds realized from sales of our non-core assets.

         During 2000, 478,454 limited partner units were purchased for approximately $11.1 million.

         Cash used in investing activities during 2000 includes capital expenditures of $419.4 million, investments in unconsolidated joint ventures of $161.6 million consisting primarily of development funding, $1.3 million in acquisition costs, and $20.3 million of investments in and advances to the Management Company. Capital expenditures include development costs of $71.2 million, renovation and expansion costs of approximately $233.3 million and tenant costs, and other operational capital expenditures of approximately $114.9 million. These uses of cash are partially offset by distributions from unconsolidated entities of $362.1 million; net proceeds of $114.6 million from the sales of our interests in two regional malls, four community shopping centers and an office building; and net proceeds of $50.0 million from the sale of stock held as an investment. Distributions from unconsolidated entities includes approximately $277.1 million resulting from financing activities, with the remainder resulting primarily from those entities' operating activities.

         Cash used in financing activities during 2000 includes net equity distributions of $557.5 million, $51.0 million to purchase treasury stock and limited partner units, and net debt payments of $48.4 million.

         EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION
          ("EBITDA")

         We believe that there are several important factors that contribute to our ability to increase rent and improve profitability of our shopping centers, including aggregate tenant sales volume, sales per square foot, occupancy levels and tenant costs. Each of these factors has a significant effect on EBITDA. We believe that EBITDA is an effective measure of shopping center operating performance because:

      - it is industry practice to evaluate real estate properties based on operating income before interest, taxes, depreciation and amortization, which is generally equivalent to EBITDA

      - EBITDA is unaffected by the debt and equity structure of the property owner.

         However, you should understand that EBITDA:

      - does not represent cash flow from operations as defined by accounting principles generally accepted in the United States

      - should not be considered as an alternative to net income as a measure of operating performance

      - is not indicative of cash flows from operating, investing and financing activities

      -        is not an alternative to cash flows as a measure of liquidity.

         Total EBITDA for the Properties increased from $1,362 million in 1998 to $2,102 million in 2000, representing a compound annual growth rate of 24.2%. This growth is primarily the result of merger, acquisition and development activity during the comparative periods ($611 million). The remaining growth in total EBITDA ($129 million) reflects increased rental rates, increased tenant sales, improved occupancy levels, effective control of operating costs and the addition of GLA to the Portfolio through expansions. During this period, the operating profit margin decreased from 64.8% to 64.5%. There were no major acquisitions during 2000.

         The following summarizes total EBITDA for the Portfolio Properties and the operating profit margin of such properties, which is equal to total EBITDA expressed as a percentage of total revenue:

                                                                             2000                1999               1998
                                                                             ----                ----               ----
                                                                                                (in thousands)
EBITDA of consolidated Properties                                         $1,320,633          $1,236,421         $  910,654
EBITDA of unconsolidated Properties                                          781,513             606,710            451,049
                                                                          ----------          ----------         ----------
Total EBITDA of Portfolio Properties                                      $2,102,146          $1,843,131         $1,361,703
                                                                          ==========          ==========         ==========
EBITDA after minority interest (1)                                        $1,616,616          $1,455,272         $1,068,233
                                                                          ==========          ==========         ==========
Increase in total EBITDA from prior period                                      14.1%               35.4%              44.9%
Increase in EBITDA after minority interest from prior period                    11.1%               36.2%              43.0%
Operating profit margin of the Portfolio Properties                            6 4.5%               65.3%              64.8%


         (1) EBITDA after minority interest represents our allocable portion of earnings before interest, taxes, depreciation and amortization for all Properties based on its economic ownership in each Property.

         FUNDS FROM OPERATIONS ("FFO")

         FFO is an important and widely used measure of the operating performance of REITs, which provides a relevant basis for comparison among REITs. FFO, as defined by NAREIT, means consolidated net income without giving effect to real estate related depreciation and amortization, gains or losses from extraordinary items and gains or losses on sales of real estate, plus the allocable portion, based on economic ownership interest, of funds from operations of unconsolidated joint ventures, all determined on a consistent basis in accordance with accounting principles generally accepted in the United States. Effective January 1, 2000, we adopted NAREIT's clarification in the definition of FFO, which requires the inclusion of the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting change or resulting from the sales of depreciable real estate. However, FFO:

                  - does not represent cash flow from operations as defined by accounting principles generally accepted in the United States

                  - should not be considered as an alternative to net income as a measure of operating performance

                  - is not an alternative to cash flows as a measure of liquidity.

         The following summarizes our FFO and that of the Companies and reconciles our combined income before unusual item, extraordinary items and cumulative effect of accounting change to our FFO for the periods presented:

                                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                                             ---------------------------------------------
                                                                                2000            1999 (1)           1998
                                                                             ----------        ----------       ----------
                                                                                              (in thousands)
   Our FFO                                                                   $  793,158        $  715,223       $  544,481
                                                                             ==========        ==========       ==========
   Increase in FFO from prior period                                               10.9%             31.4%            31.2%
                                                                             ==========        ==========       ==========
   Reconciliation:
     Income before unusual item, extraordinary items and cumulative
      effect of accounting change                                            $  347,419        $  316,100        $ 236,230
     Plus:
      Depreciation and amortization from combined consolidated
       properties                                                               418,670           381,265          267,423
      Our share of depreciation and amortization and other items from
       unconsolidated affiliates                                                119,562            97,247           82,323
      Loss (gain) on sale of real estate                                         (9,132)            7,062            7,283
      Unusual Items                                                                  --           (12,000)              --
      Less:
      Minority interest portion of depreciation and amortization and
       extraordinary items                                                       (5,951)           (5,128)          (7,307)
      Preferred distributions (Including those of subsidiaries)                 (77,410)          (69,323)         (41,471)
                                                                             ----------        ----------       ----------
     Our FFO                                                                 $  793,158        $  715,223       $  544,481
                                                                             ==========        ==========       ==========
     FFO allocable to the Companies                                          $  575,655        $  520,346       $  361,326
                                                                             ==========        ==========       ==========


   (1)  RESTATED TO REFLECT NAREIT'S CLARIFICATION OF THE DEFINITION OF FFO.

         PORTFOLIO DATA

         Operating statistics give effect to newly acquired properties beginning in the year of acquisition. The value-oriented super-regional mall category consists of Arizona Mills, Arundel Mills, Grapevine Mills, Concord Mills and Ontario Mills. Operating statistics do not include those properties located outside of the United States.

         AGGREGATE TENANT SALES VOLUME AND SALES PER SQUARE FOOT. Sales Volume includes total reported retail sales at mall and freestanding GLA owned by the Operating Partnerships ("Owned GLA") in the regional malls and all reporting tenants at community shopping centers. The $3,486 million increase from 1998 to 2000 includes $1,355 million from the NED Acquisition and other acquisitions. Excluding these Properties, 2000 sales were $16,718 million, which is a compound annual growth rate of 7.1 % since 1998. Retail sales at Owned GLA affect revenue and profitability levels because they determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) the tenants can afford to pay.

         The following illustrates the total reported sales of tenants at Owned
GLA:


                                                                ANNUAL
                                     TOTAL TENANT             PERCENTAGE
    YEAR ENDED DECEMBER 31,       SALES (IN MILLIONS)          INCREASE
    -----------------------       -------------------         -----------
            2000                      $18,073                    5.3%
            1999                       17,169                   17.7
            1998                       14,587                   52.9

         We believe our sales growth in 2000 is the result of our continued aggressive retenanting efforts and the redevelopment of many of the Properties. Sales per square foot and Comparable Sales at the community shopping centers increased in 2000 by $2 or 1.2% and $2 or 1.1%, respectively.

         TENANT OCCUPANCY COSTS. Tenant occupancy costs as a percentage of sales was 12.1% in 2000 and 12.3% in 1999 in the regional mall portfolio. A tenant's ability to pay rent is affected by the percentage of its sales represented by occupancy costs, which consist of rent and expense recoveries. As sales levels increase, if expenses subject to recovery are controlled, the tenant can pay higher rent. We believe we are one of the lowest-cost providers of retail space, which has permitted the rents in both regional malls and community shopping centers to increase without raising a tenant's total occupancy cost beyond its ability to pay. We also believe that our continuing efforts to increase sales while controlling property operating expenses will continue the trend of increasing rents at the Properties.

         OCCUPANCY LEVELS AND AVERAGE BASE RENTS. Occupancy and average base rent is based on Owned GLA at mall and freestanding stores in the regional malls and all tenants at value-oriented regional malls and community shopping centers. We believe the continued growth in regional mall occupancy is a result of a significant increase in the overall quality of our Portfolio. The result of the increase in occupancy is a direct or indirect increase in nearly every category of revenue.

                                            OCCUPANCY LEVELS
                                             VALUE-ORIENTED      COMMUNITY
                                REGIONAL        REGIONAL         SHOPPING
        DECEMBER 31,             MALLS           MALLS           CENTERS
        ------------            --------    ----------------    ---------
           2000                  91.8%           92.9%            91.5%
           1999                  90.6%           95.1%            88.6%
           1998                  90.0%           98.2%            91.4%



                                                                  AVERAGE BASE RENT PER SQUARE FOOT
                                           ------------------------------------------------------------------------------
                                                                                                     COMMUNITY
                                                               %        VALUE-ORIENTED      %         SHOPPING       %
       YEAR ENDED DECEMBER 31,             REGIONAL MALLS    CHANGE     REGIONAL MALLS    CHANGE       CENTERS     CHANGE
       -----------------------             --------------    ------     --------------    ------     ---------     ------
                2000                           $28.31          3.6%         $17.45          6.8%        $9.36       12.0%
                1999                            27.33          6.3           16.34         (0.4)         8.36        8.9
                1998                            25.70          8.7           16.40          1.2          7.68        3.2


         INFLATION

         Inflation has remained relatively low during the past four years and has had a minimal impact on the operating performance of the Properties. Nonetheless, substantially all of the tenants' leases contain provisions designed to lessen the impact of inflation. These provisions include clauses enabling us to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. In addition, many of the leases are for terms of less than ten years, which may enable us to replace existing leases with new leases at higher base and/or percentage rentals if rents of the existing leases are below the then-existing market rate. Substantially all of the leases, other than those for anchors, require the tenants to pay a proportionate share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation.

         However, inflation may have a negative impact on some of our other operating items. Interest and general and administrative expenses may be adversely affected by inflation as these specified costs could increase at a rate higher than rents. Also, for tenant leases with stated rent increases, inflation may have a negative effect as the stated rent increases in these leases could be lower than the increase in inflation at any given time.

         SEASONALITY

         The shopping center industry is seasonal in nature, particularly in the fourth quarter during the holiday season, when tenant occupancy and retail sales are typically at their highest levels. In addition, shopping malls achieve most of their temporary tenant rents during the holiday season. As a result of the above, our earnings are generally highest in the fourth quarter of each year.

         RETAIL CLIMATE AND TENANT BANKRUPTCIES

         A number of local, regional, and national retailers, including both in-line and anchor tenants, have recently announced store closings or filed for bankruptcy. Some changeover in tenants is normal in our business. We lost 800,000 square feet of tenants in 2000 to bankruptcies or restructurings. Pressures which affect consumer confidence, job growth, energy costs and income gains, however, can affect retail sales growth and a continuing soft economic cycle may impact our ability to retenant property vacancies resulting from these store closings or bankruptcies.

The geographical diversity of our portfolio mitigates some of our risk in the event of an economic downturn. In addition, the diversity of our tenant mix also is a factor because no single retailer represents neither more than 2.0% of total GLA nor more than 3.5% of our annualized base minimum rent. Bankruptcies and store closings may, in some circumstances, create opportunities for us to release spaces at higher rents to tenants with enhanced sales performance. Our previously demonstrated ability to successfully retenant anchor and in line store locations reflects our resilience to fluctuations in economic cycles. While these factors reflect some of the inherent strengths of our portfolio in a difficult retail environment, successful execution of a releasing strategy is not assured.

         ENVIRONMENTAL MATTERS

         See Note 13 in the Notes to Financial Statements for discussion of environmental matters.

         NEW ACCOUNTING PRONOUNCEMENTS

         See Footnote 15 of the Notes to Financial Statements for a discussion of the impact of new accounting pronouncements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Simon Property Group, Inc. and SPG Realty Consultants, Inc.:

We have audited the accompanying combined balance sheets of Simon Property Group, Inc. and subsidiaries and its paired share affiliate, SPG Realty Consultants, Inc. and subsidiaries (see Note 2), as of December 31, 2000 and 1999, and the related combined statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. We have also audited the accompanying consolidated balance sheets of SPG Realty Consultants, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Simon Property Group, Inc. and subsidiaries and its paired share affiliate, SPG Realty Consultants, Inc. and subsidiaries, as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, the consolidated financial position of Simon Property Group, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, and the consolidated financial position of SPG Realty Consultants, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As explained in Note 15 to the financial statements, effective January 1, 2000, the Companies adopted Staff Accounting Bulletin No. 101, which addressed certain revenue recognition policies, including the accounting for overage rent by a landlord.



                                           ARTHUR ANDERSEN LLP


Indianapolis, Indiana
February 7, 2001.

                                BALANCE SHEETS
       SIMON PROPERTY GROUP, INC. AND SPG REALTY CONSULTANTS, INC. COMBINED

                (Dollars in thousands, except per share amounts)


                                                                                               December 31,    December 31,
                                                                                                   2000           1999
                                                                                               ------------    ------------
ASSETS:
  Investment properties, at cost                                                               $ 13,045,133    $ 12,802,052
   Less -- accumulated depreciation                                                               1,480,719       1,098,881
                                                                                               ------------    ------------
                                                                                                 11,564,414      11,703,171
  Cash and cash equivalents                                                                         223,111         157,632
  Tenant receivables and accrued revenue, net                                                       302,198         289,152
  Notes and advances receivable from Management Company and affiliates                              182,401         162,082
  Investment in unconsolidated entities, at equity                                                1,315,836       1,528,857
  Other investments                                                                                      --          44,902
  Goodwill, net                                                                                      38,384          39,556
  Deferred costs and other assets, net                                                              269,867         262,958
  Minority interest, net                                                                             41,734          34,933
                                                                                               ------------    ------------
                                                                                               $ 13,937,945    $ 14,223,243
                                                                                               ============    ============

LIABILITIES:
  Mortgages and other indebtedness                                                             $  8,728,582    $  8,768,951
  Accounts payable and accrued expenses                                                             451,207         478,907
  Cash distributions and losses in partnerships and joint ventures, at equity                        44,634          32,995
  Accrued dividends                                                                                  18,266             876
  Other liabilities                                                                                 227,552         213,909
                                                                                               ------------    ------------
              Total liabilities                                                                   9,470,241       9,495,638
                                                                                               ------------    ------------

COMMITMENTS AND CONTINGENCIES (Note 13)

LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIPS                                            913,482         984,465

LIMITED PARTNERS' PREFERRED INTEREST IN THE
    SPG OPERATING PARTNERSHIP (Note 11)                                                             149,885         149,885

PREFERRED STOCK OF SUBSIDIARY (Liquidation value $350,000)                                          339,866         339,597

SHAREHOLDERS' EQUITY:

         CAPITAL STOCK OF SIMON PROPERTY GROUP, INC. (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):

              All series of preferred stock, 100,000,000 shares authorized, 5,881,116 and
                5,897,602 issued and outstanding, respectively.  Liquidation values $559,065
                and $562,704, respectively   (Note 11)                                              538,684         542,838

              Common stock, $.0001 par value, 400,000,000 shares authorized, 170,840,315
                 and 170,272,210 issued and outstanding, respectively                                    17              17

              Class B common stock, $.0001 par value, 12,000,000 shares authorized, 3,200,000
                issued and outstanding                                                                    1               1

              Class C common stock, $.0001 par value, 4,000 shares authorized, issued and
                outstanding                                                                              --              --

         CAPITAL STOCK OF SPG REALTY CONSULTANTS, INC.:

              Common stock, $.0001 par value,  7,500,000 shares authorized, 1,740,443
                and 1,734,762 issued and outstanding, respectively                                       --              --

         Capital in excess of par value                                                           3,313,557       3,298,025
         Accumulated deficit                                                                       (715,288)       (551,251)
         Unrealized loss on long-term investment                                                         --          (5,852)
         Unamortized restricted stock award                                                         (19,982)        (22,139)
         Common stock held in treasury at cost, 2,098,555 and 310,955 shares, respectively          (52,518)         (7,981)
                                                                                               ------------    ------------
              Total shareholders' equity                                                          3,064,471       3,253,658
                                                                                               ------------    ------------
                                                                                               $ 13,937,945    $ 14,223,243
                                                                                               ============    ============


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                           STATEMENTS OF OPERATIONS
     SIMON PROPERTY GROUP, INC. AND SPG REALTY CONSULTANTS, INC. COMBINED

                (Dollars in thousands, except per share amounts)



                                                                                       For the Year Ended December 31,
                                                                         ----------------------------------------------------
                                                                               2000              1999               1998
                                                                         --------------     --------------     --------------
REVENUE:
      Minimum rent                                                       $    1,227,782     $    1,146,659     $      850,708
      Overage rent                                                               56,438             60,976             49,689
      Tenant reimbursements                                                     602,829            583,777            429,470
      Other income                                                              133,702            101,291             75,692
                                                                         --------------     --------------     --------------
          Total revenue                                                       2,020,751          1,892,703          1,405,559
                                                                         --------------     --------------     --------------

EXPENSES:
      Property operating                                                        320,548            294,699            226,426
      Depreciation and amortization                                             420,065            382,176            268,442
      Real estate taxes                                                         191,190            187,627            133,698
      Repairs and maintenance                                                    73,918             70,760             53,296
      Advertising and promotion                                                  65,797             65,843             50,754
      Provision for credit losses                                                 9,644              8,541              6,614
      Other                                                                      39,021             28,812             24,117
                                                                         --------------     --------------     --------------
          Total operating expenses                                            1,120,183          1,038,458            763,347
                                                                         --------------     --------------     --------------

OPERATING INCOME                                                                900,568            854,245            642,212

INTEREST EXPENSE                                                                635,678            579,593            419,918
                                                                         --------------     --------------     --------------
INCOME BEFORE MINORITY INTEREST                                                 264,890            274,652            222,294

MINORITY INTEREST                                                               (10,370)           (10,719)            (7,335)
GAIN (LOSS) ON SALES OF ASSETS, NET OF ASSET WRITE DOWNS OF $10,572,
      $0, AND $0 RESPECTIVELY                                                     9,132             (7,062)            (7,283)
INCOME TAX BENEFIT OF SRC                                                            --              3,374                 --
                                                                         --------------     --------------     --------------
INCOME BEFORE UNCONSOLIDATED ENTITIES                                           263,652            260,245            207,676

INCOME FROM UNCONSOLIDATED ENTITIES                                              83,767             55,855             28,554
                                                                         --------------     --------------     --------------
INCOME BEFORE UNUSUAL ITEM,  EXTRAORDINARY ITEMS AND
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                    347,419            316,100            236,230

UNUSUAL ITEM (Note 13)                                                               --            (12,000)                --
EXTRAORDINARY ITEMS - DEBT RELATED TRANSACTIONS                                    (649)            (6,705)             7,146
CUMULATIVE EFFECT OF ACCOUNTING CHANGE (Note 15)                                (12,342)                --                 --
                                                                         --------------     --------------     --------------
INCOME BEFORE ALLOCATION TO LIMITED PARTNERS                                    334,428            297,395            243,376

LESS:
      LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIPS                   70,490             60,758             68,307
      PREFERRED DISTRIBUTIONS OF THE SPG OPERATING PARTNERSHIP                   11,267              2,917                 --
      PREFERRED DIVIDENDS OF SUBSIDIARY                                          29,335             29,335              7,816
                                                                         --------------     --------------     --------------

NET INCOME                                                                      223,336            204,385            167,253

PREFERRED DIVIDENDS                                                             (36,808)           (37,071)           (33,655)
                                                                         --------------     --------------     --------------

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                              $      186,528     $      167,314     $      133,598
                                                                         ==============     ==============     ==============

BASIC AND DILUTED EARNINGS PER COMMON PAIRED SHARE:
          Income before extraordinary items and cumulative effect of
            accounting change                                            $         1.13     $         1.00     $         1.02
          Extraordinary items                                                        --              (0.03)              0.04
          Cumulative effect of accounting change (Note 15)                        (0.05)                --                 --
                                                                         --------------     --------------     --------------
          Net income                                                     $         1.08     $         0.97     $         1.06
                                                                         ==============     ==============     ==============


                       STATEMENTS OF SHAREHOLDERS' EQUITY
       SIMON PROPERTY GROUP, INC. AND SPG REALTY CONSULTANTS, INC. COMBINED

                             (Dollars in thousands)

                                                                                                    UNREALIZED    CAPITAL
                                                                                                    GAIN (LOSS)     IN
                                                                        SPG         SPG      SRC     ON LONG-     EXCESS
                                                                     PREFERRED     COMMON   COMMON     TERM       OF PAR
                                                                       STOCK        STOCK    STOCK   INVESTMENT    VALUE
                                                                     ----------    ------   ------  -----------  ----------
Balance at December 31, 1997                                            339,061        11       --        2,420   1,491,908

Common stock issued to the public
    (2,957,335 shares)                                                                  1                            91,398

CPI Merger (Notes 4 and 11)
    SPG Preferred                                                       717,916
    SPG Common (53,078,564 shares)                                                      5                         1,758,733
    SRC Net Assets                                                                                                   14,755

Preferred stock of Subsidiary                                          (339,061)

Common stock issued in connection
    with acquisitions (519,889 shares)                                                                               17,176

Stock incentive program (495,131 shares)                                                                             15,983

Other common stock issued
    (81,111 shares)                                                                                                   2,182

Amortization of stock incentive

Transfer out of limited partners' interest
       in the Operating Partnerships                                                                               (308,922)

Distributions

                                                                     ----------    ------   ------  -----------  ----------
Subtotal                                                                717,916        17       --        2,420   3,083,213
                                                                     ----------    ------   ------  -----------  ----------
    COMPREHENSIVE INCOME:

Unrealized loss on long-term investment                                                                  (2,294)

Net income
                                                                     ----------    ------   ------  -----------  ----------
    TOTAL COMPREHENSIVE INCOME:                                              --        --       --       (2,294)         --
                                                                     ----------    ------   ------  -----------  ----------

Balance at December 31, 1998                                            717,916        17       --          126   3,083,213

Preferred stock conversion (5,926,440 shares)                          (199,320)        1                           199,319

Common stock issued as dividend (153,890 shares)                                                                      4,030

Preferred stock issued in acquisition                                    24,242

Stock incentive program (537,861 shares)                                                                             13,635

Amortization of stock incentive

Shares purchased by subsidiary (310,955 shares)

Stock options exercised (82,988 shares)                                                                               2,138

Transfer out of limited partners' interest
       in the Operating Partnerships                                                                                 (4,310)

Distributions

                                                                     ----------    ------   ------  -----------  ----------
Subtotal                                                                542,838        18       --          126   3,298,025
                                                                     ----------    ------   ------  -----------  ----------
    COMPREHENSIVE INCOME:

Unrealized loss on long-term investment                                                                  (5,978)

Net income
                                                                     ----------    ------   ------  -----------  ----------
    TOTAL COMPREHENSIVE INCOME:                                             --         --       --       (5,978)         --
                                                                     ----------    ------   ------  -----------  ----------

Balance at December 31, 1999                                         $  542,838    $   18    $  --   $  (5,852)  $3,298,025
                                                                     ==========    ======    =====   ==========  ==========

Series A Preferred stock conversion (84,046 Paired Shares)              (2,827)                                       2,827

Series B Preferred stock conversion (36,913 Paired Shares)              (1,327)                                       1,327

Common stock issued as dividend (1,242 Paired Shares)                                                                    31

Stock options exercised (27,910 Paired Shares)                                                                        1,036

Other                                                                                                                    85

Stock incentive program (417,994 Paired Shares, net)                                                                  9,613

Amortization of stock incentive

Shares purchased by subsidiary (191,500 Paired Shares)

Treasury shares purchased (1,596,100 Paired Shares)

Transfer out of limited partners' interest
       in the Operating Partnerships                                                                                    613

Distributions

                                                                     ----------    ------   ------  -----------  ----------
Subtotal                                                                538,684        18       --       (5,852)  3,313,557
                                                                     ----------    ------   ------  -----------  ----------
    COMPREHENSIVE INCOME:

Unrealized gain on long-term investment                                                                   5,852

Net income
                                                                     ----------    ------   ------  -----------  ----------
    TOTAL COMPREHENSIVE INCOME:                                              --        --       --        5,852          --
                                                                     ----------    ------   ------  -----------  ----------

Balance at December 31, 2000                                         $  538,684      $ 18     $ --  $        --  $3,313,557
                                                                     ==========    ======   ======  ===========  ==========


                                                                            UNAMORTIZED     COMMON
                                                                             RESTRICTED     STOCK          TOTAL
                                                              ACCUMULATED       STOCK      HELD IN     SHAREHOLDERS'
                                                                DEFICIT         AWARD      TREASURY        EQUITY
                                                              -----------   ------------  -----------  -------------
Balance at December 31, 1997                                     (263,308)       (13,230)          --      1,556,862

Common stock issued to the public
    (2,957,335 shares)                                                                                        91,399

CPI Merger (Notes 4 and 11)
    SPG Preferred                                                                                            717,916
    SPG Common (53,078,564 shares)                                                                         1,758,738
    SRC Net Assets                                                                                            14,755

Preferred stock of Subsidiary                                                                               (339,061)

Common stock issued in connection
    with acquisitions (519,889 shares)                                                                        17,176

Stock incentive program (495,131 shares)                                         (15,983)                        --

Other common stock issued
    (81,111 shares)                                                                                            2,182

Amortization of stock incentive                                                    9,463                       9,463

Transfer out of limited partners' interest
       in the Operating Partnerships                                                                        (308,922)

Distributions                                                    (276,258)                                  (276,258)

                                                              -----------   ------------  -----------  -------------
Subtotal                                                         (539,566)      (19,750)         --        3,244,250
                                                              -----------   ------------  -----------  -------------
    COMPREHENSIVE INCOME:

Unrealized loss on long-term investment                                                                       (2,294)

Net income                                                        167,253                                    167,253
                                                              -----------   ------------  -----------  -------------
    TOTAL COMPREHENSIVE INCOME:                                   167,253             --           --        164,959
                                                              -----------   ------------  -----------  -------------

Balance at December 31, 1998                                     (372,313)       (19,750)          --      3,409,209

Preferred stock conversion (5,926,440 shares)                                                                     --

Common stock issued as dividend (153,890 shares)                                                               4,030

Preferred stock issued in acquisition                                                                         24,242

Stock incentive program (537,861 shares)                                         (12,990)                        645

Amortization of stock incentive                                                   10,601                      10,601

Shares purchased by subsidiary (310,955 shares)                                                (7,981)        (7,981)

Stock options exercised (82,988 shares)                                                                        2,138

Transfer out of limited partners' interest
       in the Operating Partnerships                                                                          (4,310)

Distributions                                                    (383,323)                                  (383,323)

                                                              -----------   ------------  -----------  -------------
Subtotal                                                         (755,636)       (22,139)      (7,981)     3,055,251
                                                              -----------   ------------  -----------  -------------
    COMPREHENSIVE INCOME:

Unrealized loss on long-term investment                                                                       (5,978)

Net income                                                        204,385                                    204,385
                                                              -----------   ------------  -----------  -------------
    TOTAL COMPREHENSIVE INCOME:                                   204,385             --           --        198,407
                                                              -----------   ------------  -----------  -------------

Balance at December 31, 1999                                  $  (551,251) $     (22,139) $    (7,981) $   3,253,658
                                                              ===========  =============  ===========  =============

Series A Preferred stock conversion (84,046 Paired Shares)                                                        --

Series B Preferred stock conversion (36,913 Paired Shares)                                                        --

Common stock issued as dividend (1,242 Paired Shares)                                                             31

Stock options exercised (27,910 Paired Shares)                                                                 1,036

Other                                                                                                             85

Stock incentive program (417,994 Paired Shares, net)                              (9,613)                         --

Amortization of stock incentive                                                   11,770                      11,770

Shares purchased by subsidiary (191,500 Paired Shares)                                        (4,539)         (4,539)

Treasury shares purchased (1,596,100 Paired Shares)                                          (39,998)        (39,998)

Transfer out of limited partners' interest
       in the Operating Partnerships                                                                             613

Distributions                                                    (387,373)                                  (387,373)

                                                              -----------   ------------  -----------  -------------
Subtotal                                                         (938,624)       (19,982)     (52,518)     2,835,283
                                                              -----------   ------------  -----------  -------------
    COMPREHENSIVE INCOME:

Unrealized gain on long-term investment                                                                        5,852

Net income                                                        223,336                                    223,336
                                                              -----------   ------------  -----------  -------------
    TOTAL COMPREHENSIVE INCOME:                                   223,336             --           --        229,188
                                                              -----------   ------------  -----------  -------------

Balance at December 31, 2000                                  $  (715,288)  $    (19,982) $   (52,518) $   3,064,471
                                                              ===========   ============  ===========  =============


         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                             STATEMENTS OF CASH FLOWS
      SIMON PROPERTY GROUP, INC. AND SPG REALTY CONSULTANTS, INC. COMBINED

                              (Dollars in thousands)


                                                                                   For the Year Ended December 31,
                                                                             -------------------------------------------
                                                                                 2000           1999            1998
                                                                             ----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                 $  223,336     $   204,385     $   167,253
      Adjustments to reconcile net income to net cash provided
        by operating activities--
          Depreciation and amortization                                         430,472         394,004         278,812
          Unusual Item                                                               --          12,000              --
          Extraordinary items                                                       649           6,705          (7,146)
          Cumulative effect of accounting change                                 12,342              --              --
          (Gain) loss on sales of assets, net of asset write downs of
               $10,572, $0 and $0, respectively                                  (9,132)          7,062           7,283
          Limited partners' interest in Operating Partnerships                   70,490          60,758          68,307
          Preferred dividends of Subsidiary                                      29,335          29,335           7,816
          Preferred distributions of the SPG Operating Partnership               11,267           2,917              --
          Straight-line rent                                                    (15,590)        (17,995)         (9,345)
          Minority interest                                                      10,370          10,719           7,335
          Equity in income of unconsolidated entities                           (83,767)        (55,855)        (28,554)
          Other                                                                   3,000          (3,374)             --
      Changes in assets and liabilities--
          Tenant receivables and accrued revenue                                 (8,482)        (36,960)        (13,205)
          Deferred costs and other assets                                       (10,086)        (23,090)         (7,846)
          Accounts payable, accrued expenses and other liabilities               37,312          36,445          58,705
                                                                             ----------     -----------     -----------
               Net cash provided by operating activities                        701,516         627,056         529,415
                                                                             ----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisitions                                                               (1,325)       (339,065)     (1,942,724)
      Capital expenditures                                                     (419,382)       (504,561)       (349,708)
      Cash from mergers, acquisitions and consolidation of
         joint ventures, net                                                         --          83,169          18,162
      Change in restricted cash                                                      --              --           7,686
      Net proceeds from sale of assets                                          114,576          58,703          46,087
      Net proceeds from sale of investment                                       49,998              --              --
      Investments in unconsolidated entities                                   (161,580)        (83,125)        (55,523)
      Distributions from unconsolidated entities                                362,091         221,707         195,557
      Investments in and advances to Management Company and affiliate           (20,319)        (46,704)        (21,569)
      Other investing activities                                                     --          (3,000)             --
                                                                             ----------     -----------     -----------
          Net cash provided by (used in) investing activities                   (75,941)       (612,876)     (2,102,032)
                                                                             ----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from sales of common and preferred stock, net                      1,208           2,069         114,570
      Purchase of treasury stock and limited partner units                      (50,972)             --              --
      Minority interest distributions, net                                      (16,224)        (13,925)        (19,694)
      Preferred dividends of Subsidiary                                         (29,335)        (29,335)         (7,816)
      Preferred distributions of the SPG Operating Partnership                  (11,267)         (2,913)             --
      Preferred dividends and distributions to shareholders                    (369,979)       (385,878)       (272,797)
      Distributions to limited partners                                        (131,923)       (129,941)       (136,551)
      Mortgage and other note proceeds, net of transaction costs              1,474,527       2,168,069       3,782,314
      Mortgage and other note principal payments                             (1,426,131)     (1,593,889)     (1,867,913)
                                                                             ----------     -----------     -----------
          Net cash (used in) provided by financing activities                  (560,096)         14,257       1,592,113
                                                                             ----------     -----------     -----------

INCREASE IN CASH AND CASH EQUIVALENTS                                            65,479          28,437          19,496

CASH AND CASH EQUIVALENTS, beginning of period                                  157,632         129,195         109,699

                                                                             ----------     -----------     -----------
CASH AND CASH EQUIVALENTS, end of period                                     $  223,111     $   157,632     $   129,195
                                                                             ==========     ===========     ===========


                THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                       BALANCE SHEETS
                          SIMON PROPERTY GROUP, INC. CONSOLIDATED

                     (Dollars in thousands, except per share amounts)

                                                                                       December 31,      December 31,
                                                                                           2000              1999
                                                                                      --------------    -------------
ASSETS:
   Investment properties, at cost                                                     $   13,037,506    $  12,794,484
    Less-- accumulated depreciation                                                        1,479,378        1,097,629
                                                                                      --------------    -------------
                                                                                          11,558,128       11,696,855
   Cash and cash equivalents                                                                 214,404          154,924
   Tenant receivables and accrued revenue, net                                               296,785          288,506
   Notes and advances receivable from Management Company and affiliates                      182,401          162,082
   Note receivable from the SRC Operating Partnership (Interest at 8%, due 2009)              29,425            9,848
   Investment in unconsolidated entities, at equity                                        1,308,838        1,519,504
   Other investments                                                                              --           41,902
   Goodwill, net                                                                              38,384           39,556
   Deferred costs and other assets, net                                                      240,665          250,210
   Minority interest, net                                                                     42,377           35,931
                                                                                      --------------    -------------
                                                                                      $   13,911,407    $  14,199,318
                                                                                      ==============    =============

LIABILITIES:
   Mortgages and other indebtedness                                                   $    8,728,582    $   8,768,841
   Accounts payable and accrued expenses                                                     439,190          477,757
   Cash distributions and losses in partnerships and joint ventures, at equity                44,634           32,995
   Accrued dividends                                                                          18,266              876
   Other liabilities                                                                         227,481          213,506
                                                                                      --------------    -------------
      Total liabilities                                                                    9,458,153        9,493,975
                                                                                      --------------    -------------

COMMITMENTS AND CONTINGENCIES (Note 13)

LIMITED PARTNERS' INTEREST IN THE SPG OPERATING PARTNERSHIP                                  909,491          978,316

LIMITED PARTNERS' PREFERRED INTEREST IN THE
   SPG OPERATING PARTNERSHIP (Note 11)                                                       149,885          149,885

PREFERRED STOCK OF SUBSIDIARY (Liquidation value $350,000)                                   339,866          339,597

SHAREHOLDERS' EQUITY (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):

   All series of preferred stock, 100,000,000 shares authorized, 5,881,116 and
    5,897,602 issued and outstanding, respectively.  Liquidation values $559,065
    and $562,704, respectively   (Note 11)                                                   538,684          542,838

   Common stock, $.0001 par value, 400,000,000 shares authorized, 170,840,315
    and 170,272,210 issued and outstanding, respectively                                          17               17

   Class B common stock, $.0001 par value, 12,000,000 shares authorized, 3,200,000
    issued and outstanding                                                                         1                1

   Class C common stock, $.0001 par value, 4,000 shares authorized, issued and
    outstanding                                                                                   --               --

   Capital in excess of par value                                                          3,299,016        3,283,566
   Accumulated deficit                                                                      (711,395)        (552,933)
   Unrealized loss on long-term investment                                                        --           (5,852)
   Unamortized restricted stock award                                                        (19,982)         (22,139)
   Common stock held in treasury at cost, 2,098,555 and 310,955 shares, respectively         (52,329)          (7,953)
                                                                                      --------------    -------------
        Total shareholders' equity                                                         3,054,012        3,237,545
                                                                                      --------------    -------------
                                                                                      $   13,911,407    $  14,199,318
                                                                                      ==============    =============

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                              STATEMENTS OF OPERATIONS
                      SIMON PROPERTY GROUP, INC. CONSOLIDATED

                 (Dollars in thousands, except per share amounts)

                                                             For the Year Ended December 31,
                                                      ---------------------------------------------
                                                          2000             1999            1998
                                                      --------------   ------------    ------------
REVENUE:
      Minimum rent                                     $   1,227,857   $  1,146,098    $    850,351
      Overage rent                                            56,438         60,976          49,689
      Tenant reimbursements                                  602,829        583,780         429,350
      Other income                                           125,613        104,117          75,682
                                                       -------------   ------------    ------------
          Total revenue                                    2,012,737      1,894,971       1,405,072
                                                       -------------   ------------    ------------

EXPENSES:
      Property operating                                     310,728        294,347         226,426
      Depreciation and amortization                          419,922        381,823         267,876
      Real estate taxes                                      191,180        187,506         133,580
      Repairs and maintenance                                 73,916         70,752          53,308
      Advertising and promotion                               65,470         65,843          50,754
      Provision for credit losses                              9,644          8,522           6,610
      Other                                                   32,313         27,811          23,973
                                                       -------------   ------------    ------------
          Total operating expenses                         1,103,173      1,036,604         762,527
                                                       -------------   ------------    ------------

OPERATING INCOME                                             909,564        858,367         642,545

INTEREST EXPENSE                                             637,173        579,848         420,282
                                                       -------------   ------------    ------------
INCOME BEFORE MINORITY INTEREST                              272,391        278,519         222,263

MINORITY INTEREST                                            (10,725)       (10,719)         (7,335)
GAIN (LOSS) ON SALES OF ASSETS, NET OF ASSET WRITE
  DOWNS OF $10,572, $0 AND $0, RESPECTIVELY                    9,132         (1,942)         (7,283)
                                                       -------------   ------------    ------------
INCOME BEFORE UNCONSOLIDATED ENTITIES                        270,798        265,858         207,645

INCOME FROM UNCONSOLIDATED ENTITIES                           84,322         49,641          28,145
                                                       -------------   ------------    ------------
INCOME BEFORE UNUSUAL ITEM, EXTRAORDINARY ITEMS AND
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE                 355,120        315,499         235,790
UNUSUAL ITEM (Note 13)                                            --        (12,000)             --
EXTRAORDINARY ITEMS - DEBT RELATED TRANSACTIONS                 (649)        (6,705)          7,146
CUMULATIVE EFFECT OF ACCOUNTING CHANGE (Note 15)             (12,342)            --              --
                                                       -------------   ------------    ------------
INCOME BEFORE ALLOCATION TO LIMITED PARTNERS                 342,129        296,794         242,936

LESS:
  LIMITED PARTNERS' INTEREST IN THE SPG OPERATING
   PARTNERSHIP                                                72,616         61,527          68,179
  PREFERRED DISTRIBUTIONS OF THE SPG OPERATING
   PARTNERSHIP                                                11,267          2,917              --
  PREFERRED DIVIDENDS OF SUBSIDIARY                           29,335         29,335           7,816
                                                       -------------   ------------    ------------

NET INCOME                                                   228,911        203,015         166,941

PREFERRED DIVIDENDS                                          (36,808)       (37,071)        (33,655)
                                                       -------------   ------------    ------------

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS            $     192,103   $    165,944    $    133,286
                                                       =============   ============    ============

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
  Income before extraordinary items and cumulative
   effect of accounting change                         $        1.16   $       0.99    $       1.01
  Extraordinary items                                             --          (0.03)           0.04
  Cumulative effect of accounting change (Note 15)             (0.05)            --              --
                                                       -------------   ------------    ------------
      Net income                                       $        1.11   $       0.96    $       1.05
                                                       =============   ============    ============

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING                    172,895        172,089         126,522
                                                       =============   ============    ============
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING                  172,994        172,226         126,879
                                                       =============   ============    ============



              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                        STATEMENTS OF SHAREHOLDERS' EQUITY
                      SIMON PROPERTY GROUP, INC. CONSOLIDATED

                 (Dollars in thousands, except per share amounts)


                                                                       UNREALIZED GAIN   CAPITAL IN                UNAMORTIZED
                                            PREFERRED  ALL CLASSES OF   ON LONG-TERM      EXCESS OF   ACCUMULATED  RESTRICTED
                                              STOCK     COMMON STOCK     INVESTMENTS      PAR VALUE     DEFICIT    STOCK AWARD
                                           ----------  --------------  ---------------   ----------   -----------  -----------
Balance at December 31, 1997                  339,061              11            2,420    1,491,908     (263,308)     (13,230)

Common stock issued to the public
  (2,957,335 shares)                                                1                        91,398

CPI Merger (Notes 4 and 11)
  SPG Preferred                               717,916
  SPG Common (53,078,564 shares)                                    5                     1,758,733

Preferred stock of Subsidiary                (339,061)

Common Stock issued in connection
with acquisitions (519,889 shares)                                                           17,176

Stock incentive program (495,131 shares)                                                     15,983                   (15,983)

Other common stock issued
  (81,111 shares)                                                                             2,182

Amortization of stock incentive                                                                                         9,463

Transfer out of limited partners' interest
   in the SPG Operating Partnership                                                        (308,922)

Distributions                                                                                            (276,258)
                                           ----------  --------------  ---------------   ----------   -----------  -----------
Subtotal                                      717,916              17            2,420    3,068,458      (539,566)    (19,750)
                                           ----------  --------------  ---------------   ----------   -----------  -----------
COMPREHENSIVE INCOME:

Unrealized loss on long-term
 investment                                                                     (2,294)

Net income                                                                                                166,941
                                           ----------  --------------  ---------------   ----------   -----------  -----------
  TOTAL COMPREHENSIVE INCOME:                      --              --           (2,294)          --       166,941           --
                                           ----------  --------------  ---------------   ----------   -----------  -----------
Balance at December 31, 1999                  717,916              17              126    3,068,458      (372,625)     (19,750)

Preferred stock conversion
 (5,920,440 shares)                          (199,320)              1                       198,786

Common stock issued as dividend
 (153,890 shares)                                                                             4,016

Preferred stock issued in acquisition          24,242

Stock incentive program (537,861 shares)                                                     13,587                    (12,990)

Amortization of stock incentive                                                                                         10,601

Shares purchased by subsidary
 (310,995 Paired shares)

Stock options exercised (82,988 shares)                                                       2,131

Transfer out of limited partners' interest
 in the SPG Operating Partnership                                                            (3,412)

Distributions                                                                                            (383,323)
                                           ----------  --------------  ---------------   ----------   -----------  -----------
Subtotal                                      542,838              18              126    3,283,566      (755,948)     (22,139)
                                           ----------  --------------  ---------------   ----------   -----------  -----------
  COMPREHENSIVE INCOME:

Unrealized loss on long-term
 incentive                                                                      (5,978)

Net income                                                                                                203,015
                                           ----------  --------------  ---------------   ----------   -----------  -----------
  TOTAL COMPREHENSIVE INCOME:                      --              --           (5,978)          --       203,015           --
                                           ----------  --------------  ---------------   ----------   -----------  -----------

Balance at December 31, 1999               $  542,838  $           18  $        (5,852)  $3,283,566    $ (552,933) $   (22,139)
                                           ==========  ==============  ===============   ==========   ===========  ===========

Series A Preferred stock conversion
 (84,046 Paired Shares)                        (2,827)                                        2,819

Series B Preferred stock conversion
 (36,913 Paired Shares)                        (1,327)                                        1,324

Common stock issued as dividend
 (1,242 Paired Shares)                                                                           31

Stock options exercised
 (27,910 Paired Shares)                                                                       1,036

Other                                                                                            85

Stock incentive program
 (417,994 Paired Shares, net)                                                                 9,573                     (9,613)

Amortization of stock incentive                                                                                         11,770

Shares purchased by subsidiary
 (191,500 Paired Shares)

Tresury shares purchased
 (1,596,1000 Paired Shares)

Transfer out or invested partners'
 interest in the SPG Operating
 Partnership                                                                                    582

Distributions                                                                                            (387,373)

                                           ----------  --------------  ---------------   ----------   -----------  -----------
Subtotal                                      538,684              18           (5,852)   3,299,016      (940,306)     (19,982)
                                           ----------  --------------  ---------------   ----------   -----------  -----------
  COMPREHENSIVE INCOME:

Unrealized gain on long-term
 investment                                                                      5,852

Net income                                                                                                228,911
                                           ----------  --------------  ---------------   ----------   -----------  -----------
  TOTAL COMPREHENSIVE INCOME:                      --              --            5,852           --       228,911           --
                                           ----------  --------------  ---------------   ----------   -----------  -----------
Balance at December 31, 2000               $  538,684  $           18  $            --   $3,299,016   $  (711,395) $   (19,982)
                                           ==========  ==============  ===============   ==========   ===========  ===========


                                              COMMON              TOTAL
                                           STOCK HELD IN       SHAREHOLDERS'
                                              TRESURY             EQUITY
                                           -------------       -------------
Balance at December 31, 1997                          --           1,556,862

Common stock issued to the public
  (2,957,335 shares)                                                  91,399

CPI Merger (Notes 4 and 11)
  SPG Preferred                                                      717,916
  SPG Common (53,078,564 shares)                                   1,758,738

Preferred stock of Subsidiary                                       (339,061)

Common Stock issued in connection
with acquisitions (519,889 shares)                                    17,176

Stock incentive program (495,131 shares)                                  --

Other common stock issued
  (81,111 shares)                                                      2,182

Amortization of stock incentive                                        9,463

Transfer out of limited partners' interest
   in the SPG Operating Partnership                                 (308,922)

Distributions                                                       (276,258)
                                              ----------         -----------
Subtotal                                              --           3,229,495
                                              ----------         -----------
COMPREHENSIVE INCOME:

Unrealized loss on long-term
 investment                                                           (2,294)

Net income                                                           166,941
                                              ----------         -----------
  TOTAL COMPREHENSIVE INCOME:                         --             164,647
                                              ----------         -----------
Balance at December 31, 1999                          --           3,394,142

Preferred stock conversion
 (5,920,440 shares)                                                     (533)

Common stock issued as dividend
 (153,890 shares)                                                      4,016

Preferred stock issued in acquisition                                 24,242

Stock incentive program (537,861 shares)                                 597

Amortization of stock incentive                                       10,601

Shares purchased by subsidary
 (310,995 Paired shares)                          (7,953)             (7,953)

Stock options exercised (82,988 shares)                                2,131

Transfer out of limited partners' interest
 in the SPG Operating Partnership                                     (3,412)

Distributions                                                       (383,323)
                                              ----------         -----------
Subtotal                                          (7,953)          3,040,508
                                              ----------         -----------
  COMPREHENSIVE INCOME:

Unrealized loss on long-term                                          (5,978)
 incentive

Net income                                                           203,015
                                              ----------         -----------
  TOTAL COMPREHENSIVE INCOME:                         --             197,037
                                              ----------         -----------
Balance at December 31, 1999                  $   (7,953)        $ 3,237,545
                                              ==========         ===========

Series A Preferred stock conversion
 (84,046 Paired Shares)                                                   (8)

Series B Preferred stock conversion
 (36,913 Paired Shares)                                                   (3)

Common stock issued as dividend
 (1,242 Paired Shares)                                                    31

Stock options exercised
 (27,910 Paired Shares)                                                1,036

Other                                                                     85

Stock incentive program
 (417,994 Paired Shares, net)                                            (40)

Amortization of stock incentive                                       11,770

Shares purchased by subsidiary
 (191,500 Paired Shares)                          (4,522)             (4,522)

Tresury shares purchased
 (1,596,1000 Paired Shares)                      (39,854)            (39,854)

Transfer out or invested partners'
 interest in the SPG Operating
 Partnership                                                             582

Distributions                                                       (387,373)

                                              ----------         -----------
Subtotal                                         (52,329)          2,819,249
                                              ----------         -----------
  COMPREHENSIVE INCOME:

Unrealized gain on long-term
 investment                                                            5,852

Net income                                                           228,911
                                              ----------         -----------
  TOTAL COMPREHENSIVE INCOME:                         --             234,763
                                              ----------         -----------
Balance at December 31, 2000                  $  (52,329)        $ 3,054,012
                                              ==========         ===========


          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                              STATEMENTS OF CASH FLOWS
                        SIMON PROPERTY GROUP, INC. CONSOLIDATED

                                 (Dollars in thousands)

                                                                                 For the Year Ended December 31,
                                                                            ----------------------------------------
                                                                                2000           1999         1998
                                                                            -------------   ----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                $     228,911   $  203,015   $   166,941
      Adjustments to reconcile net income to net cash provided
        by operating activities--
          Depreciation and amortization                                           430,329      393,650       278,246
          Unusual item                                                                 --       12,000            --
          Extraordinary items                                                         649        6,705        (7,146)
          Cumulative effect of accounting change                                   12,342           --            --
          (Gain) loss on sales of assets, net of asset write downs
            of $10,572, $0 and $0, respectively                                    (9,132)       1,942         7,283
          Limited partners' interest in Operating Partnership                      72,616       61,527        68,179
          Preferred dividends of Subsidiary                                        29,335       29,335         7,816
          Preferred distributions of the SPG Operating Partnership                 11,267        2,917            --
          Straight-line rent                                                      (15,590)     (17,998)       (9,334)
          Minority interest                                                        10,725       10,719         7,335
          Equity in income of unconsolidated entities                             (84,322)     (49,641)      (28,145)
      Changes in assets and liabilities--
          Tenant receivables and accrued revenue                                   (3,715)     (36,994)      (13,438)
          Deferred costs and other assets                                          (2,782)     (23,524)       (7,289)
          Accounts payable, accrued expenses and other liabilities                 26,084       36,123        76,915
                                                                            -------------   ----------   -----------
          Net cash provided by operating activities                               706,717      629,776       547,363
                                                                            -------------   ----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisitions                                                                 (1,325)    (339,065)   (1,942,724)
      Capital expenditures                                                       (409,428)    (491,357)     (345,619)
      Cash from mergers, acquisitions and consolidation of
         joint ventures, net                                                           --       83,169        16,616
      Change in restricted cash                                                        --           --         7,686
      Proceeds from sale of assets                                                114,576       46,750        46,087
      Proceeds from sale of investment                                             49,998           --            --
      Investments in unconsolidated entities                                     (161,580)     (83,124)      (55,523)
      Distributions from unconsolidated entities                                  360,292      221,509       195,497
      Investments in and advances to Management Company and affiliate             (20,319)     (46,704)      (21,569)
      Mortgage loan payoff from the SRC Operating Partnership                          --       20,565            --
      Loan to the SRC Operating Partnership                                       (19,577)      (9,848)           --
      Other investing activities                                                       --           --            --
                                                                            -------------   ----------   -----------
          Net cash provided by (used in) investing activities                     (87,363)    (598,105)   (2,099,549)
                                                                            -------------   ----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from sales of common and preferred stock, net                        1,175        1,463        92,570
      Purchase of treasury stock and limited partner units                        (50,828)          --            --
      Minority interest distributions, net                                        (16,224)     (14,923)      (19,694)
      Preferred dividends of Subsidiary                                           (29,335)     (29,335)       (7,816)
      Preferred distributions of the SPG Operating Partnership                    (11,267)      (2,913)           --
      Preferred dividends and distributions to shareholders                      (369,979)    (385,878)     (272,797)
      Distributions to limited partners                                          (131,923)    (129,941)     (136,551)
      Note payoff to the SRC Operating Partnership                                     --      (17,907)           --
      Mortgage and other note proceeds, net of transaction costs                1,474,527    2,168,069     3,782,314
      Mortgage and other note principal payments                               (1,426,020)  (1,593,008)   (1,867,913)
                                                                            -------------   ----------   -----------
          Net cash (used in) provided by financing activities                    (559,874)      (4,373)    1,570,113
                                                                            -------------   ----------   -----------

INCREASE IN CASH AND CASH EQUIVALENTS                                              59,480       27,298        17,927

CASH AND CASH EQUIVALENTS, beginning of period                                    154,924      127,626       109,699

                                                                            -------------   ----------   -----------
CASH AND CASH EQUIVALENTS, end of period                                    $     214,404   $  154,924   $   127,626
                                                                            =============   ==========   ===========


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                      BALANCE SHEETS
                        SPG REALTY CONSULTANTS, INC. CONSOLIDATED

                    (Dollars in thousands, except per share amounts)

                                                                                           December 31,
                                                                                     ---------------------------
                                                                                         2000           1999
                                                                                     ------------    -----------
ASSETS:
  Cash and cash equivalents                                                          $      8,707    $     2,708
  Accounts receivable (including $2,984 and $0 from related parties)                        8,394            646
                                                                                     ------------    -----------
       Total current assets                                                                17,101          3,354
  Investment properties, at cost, less accumulated depreciation of $1,341
   and $1,252, respectively                                                                 6,286          6,316
  Investment in unconsolidated entities, at equity                                          6,998          9,353
  Investment in technology initiatives                                                     23,583         15,708
  Other noncurrent assets                                                                   2,896            298
                                                                                     ------------    -----------
                                                                                     $     56,864    $    35,029
                                                                                     ============    ===========

LIABILITIES:
  Accounts payable and accrued expenses (including $4,855 and $0
    from related parties)                                                            $     12,346    $     1,811
                                                                                     ------------    -----------
       Total current liabilities                                                           12,346          1,811
  Mortgages and other indebtedness                                                             --            110
  Note payable to the SPG Operating Partnership (Interest at 8%, due 2009)                 29,425          9,848
  Minority interest                                                                           643            998
                                                                                     ------------    -----------
     Total liabilities                                                                     42,414         12,767
                                                                                     ------------    -----------

COMMITMENTS AND CONTINGENCIES (Note 13)

LIMITED PARTNERS' INTEREST IN THE SRC OPERATING PARTNERSHIP                                 3,991          6,149

SHAREHOLDERS' EQUITY:

  Common stock, $.0001 par value,  7,500,000 shares authorized, 1,740,443
   and 1,734,762 issued and outstanding, respectively                                          --             --

  Capital in excess of par value                                                           29,647         29,565
  Accumulated deficit                                                                     (18,999)       (13,424)
  Less common stock held in treasury at cost, 20,986 and 3,110 shares respectively           (189)           (28)
                                                                                     ------------    -----------
     Total shareholders' equity                                                            10,459         16,113
                                                                                     ------------    -----------
                                                                                     $     56,864    $    35,029
                                                                                     ============    ===========

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                             STATEMENTS OF OPERATIONS
                     SPG REALTY CONSULTANTS, INC. CONSOLIDATED

                     (In thousands, except per share amounts)

                                                                                 For the Year Ended December 31,
                                                                          --------------------------------------------
                                                                              2000            1999           1998
                                                                          ------------    -------------   ------------
REVENUE:
      Rental income (including $0, $427 and $1,525 from SPG/CPI)          $        312    $       1,357   $      3,122
      Tenant reimbursements (including $0, $212 and $725 from SPG/CPI)              --              210            916
      Marketing and fee income from the SPG Operating Partnership                8,583               --             --
      Insurance premiums                                                         2,829               --             --
      Other income                                                                 755              710            544
                                                                          ------------    -------------   ------------
          Total revenue                                                         12,479            2,277          4,582
                                                                          ------------    -------------   ------------

EXPENSES:
      Property operating  (including $0, $0 and $113 to SPG/CPI)                    --              733          2,317
      Depreciation and amortization                                                143              353          1,305
      Technology initiatives startup costs                                       5,547               --             --
      Loss on investment                                                         3,000               --             --
      Insurance losses                                                           2,719               --             --
      General and administrative expenses (including $2,076, $131
          and $450 to SPG/CPI)                                                   8,263            1,271            848
      Merger-related costs                                                          --               --          4,093
                                                                          ------------    -------------   ------------
          Total operating expenses                                              19,672            2,357          8,563
                                                                          ------------    -------------   ------------

OPERATING LOSS                                                                  (7,193)             (80)        (3,981)

INTEREST EXPENSE (including $308, $3,720 and $1,234 to SPG/CPI)                    308            3,787          1,279
MINORITY INTEREST                                                                  355               --             --
LOSS ON SALE OF ASSETS, NET                                                         --            5,120             --
INCOME TAX BENEFIT                                                                  --            3,374            190
                                                                          ------------    -------------   ------------
LOSS BEFORE UNCONSOLIDATED ENTITIES                                             (7,146)          (5,613)        (5,070)

(LOSS) INCOME FROM UNCONSOLIDATED ENTITIES                                        (555)           6,214            767
                                                                          ------------    -------------   ------------
(LOSS) INCOME BEFORE ALLOCATION TO LIMITED PARTNERS                             (7,701)             601         (4,303)

LESS--LIMITED PARTNERS' INTEREST IN
      THE SRC OPERATING PARTNERSHIP                                             (2,126)            (769)           128
                                                                          ------------    -------------   ------------

NET (LOSS) INCOME                                                         $     (5,575)   $       1,370   $     (4,431)
                                                                          ============    =============   ============

NET (LOSS) INCOME DERIVED FROM:
      Pre-CPI Merger period (Note 4)                                      $         --    $          --   $     (4,743)
      Post-CPI Merger period (Note 4)                                           (5,575)           1,370            312
                                                                          ------------    -------------   ------------
                                                                          $     (5,575)   $       1,370   $     (4,431)
                                                                          ============    =============   ============

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
          Net (loss) income                                               $      (3.22)   $        0.80   $      (5.17)
                                                                          ============    =============   ============

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING                                        1,729            1,721            857
                                                                          ============    =============   ============
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING                                      1,730            1,722            857
                                                                          ============    =============   ============


           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                              STATEMENTS OF CASH FLOWS
                      SPG REALTY CONSULTANTS, INC. CONSOLIDATED

                                (Dollars in thousands)


                                                                                 For the Year Ended December 31,
                                                                             --------------------------------------
                                                                                2000           1999         1998
                                                                             -----------    ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                                          $    (5,575)   $    1,370   $   (4,431)
      Adjustments to reconcile net (loss) income to net cash
         used in operating activities--
          Depreciation and amortization                                              143           353        1,305
          Loss on investment                                                       3,000            --           --
          Loss on sales of assets, net                                                --         5,120           --
          Limited partners' interest in SRC Operating Partnership                 (2,126)         (769)         128
          Minority interest                                                         (355)           --           --
          Straight-line rent                                                          --             2          (12)
          Equity in income of unconsolidated entities                                555        (6,214)        (767)
          Income tax benefit                                                          --        (3,374)        (190)
      Changes in assets and liabilities--
          Accounts receivable                                                     (7,749)          468         (103)
          Other non-current assets                                                (4,323)           --           --
          Accounts payable and accrued expenses                                   11,227           327       (1,526)
                                                                             -----------    ----------   ----------
          Net cash used in operating activities                                   (5,203)       (2,717)      (5,596)
                                                                             -----------    ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in technology initiatives and other capital expenditures         (9,953)      (13,204)        (128)
      Net proceeds from sales of assets                                               --        11,953           --
      Investments in unconsolidated entities                                          --            --       (3,921)
      Distributions from unconsolidated entities                                   1,799           198       19,193
      Note receivable from the SPG Operating Partnership                              --            --      (17,907)
      Payoff of note from the SPG Operating Partnership                               --        17,907           --
      Other investment                                                                --        (3,000)          --
                                                                             -----------    ----------   ----------
          Net cash (used in) provided by investing activities                     (8,154)       13,854       (2,763)
                                                                             -----------    ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from sales of common stock, net                                        33           602       14,102
      Purchase of treasury stock                                                    (144)           --           --
      Contributions from limited partners                                             --            --        8,000
      Minority interst contributions                                                  --           998           --
      Distributions to shareholders                                                   --            --       (1,059)
      Loan from the SPG Operating Partnership                                     19,577         9,848           --
      Mortgage and other note proceeds, net of transaction costs                      --            --        3,485
      Mortgage and other note principal payments
         (Including $21,446 to the SPG Operating Partnership in 1999)               (110)      (21,446)     (18,747)
                                                                             -----------    ----------   ----------
          Net cash provided by (used in) financing activities                     19,356        (9,998)       5,781
                                                                             -----------    ----------   ----------

CHANGE IN CASH AND CASH EQUIVALENTS                                                5,999         1,139       (2,578)

CASH AND CASH EQUIVALENTS, beginning of period                                     2,708         1,569        4,147
                                                                             -----------    ----------   ----------
CASH AND CASH EQUIVALENTS, end of period                                     $     8,707    $    2,708   $    1,569
                                                                             ===========    ==========   ==========



        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                        STATEMENTS OF SHAREHOLDERS' EQUITY
                     SPG REALTY CONSULTANTS, INC. CONSOLIDATED

                              (Dollars in thousands)

                                                                                                    COMMON          TOTAL
                                                    COMMON      CAPITAL IN EXCESS   ACCUMULATED  STOCK HELD IN   SHAREHOLDERS'
                                                    STOCK          OF PAR VALUE       DEFICIT       TREASURY        EQUITY
                                                  ---------    -------------------  -----------  -------------   -------------
Balance at December 31, 1997                             --                 13,620       (9,304)            --           4,316

Common stock issued (1,109,019 shares)                   --                 14,102                                      14,102

Adjustment of limited partners' interest
    in the SRC Operating Partnership                                         2,139                                       2,139

Distributions                                            --                     --       (1,059)                        (1,059)
                                                  ---------    -------------------  -----------  -------------   -------------
Subtotal                                                 --                 29,861      (10,363)           --           19,498
                                                  ---------    -------------------  -----------  -------------   -------------
    COMPREHENSIVE INCOME:

Net loss                                                                                 (4,431)                        (4,431)
                                                  ---------    -------------------  -----------  -------------   -------------
    TOTAL COMPREHENSIVE INCOME:                          --                     --       (4,431)            --          (4,431)
                                                  ---------    -------------------  -----------  -------------   -------------
Balance at December 31, 1998                             --                 29,861      (14,794)            --          15,067

Common stock issued (67,013 shares)                      --                    602                                         602

Shares purchased by subsidiary (3,110 shares)                                                              (28)            (28)

Adjustment of limited partners' interest
    in the SRC Operating Partnership                                          (898)                                       (898)
                                                  ---------    -------------------  -----------  -------------   -------------
Subtotal                                                 --                 29,565      (14,794)           (28)         14,743
                                                  ---------    -------------------  -----------  -------------   -------------
    COMPREHENSIVE INCOME:

Net income                                                                                1,370                          1,370
                                                  ---------    -------------------  -----------  -------------   -------------
    TOTAL COMPREHENSIVE INCOME:                          --                     --        1,370             --           1,370
                                                  ---------    -------------------  -----------  -------------   -------------
Balance at December 31, 1999                      $      --    $            29,565  $   (13,424) $         (28)  $      16,113
                                                  =========    ===================  ===========  =============   =============

Common stock issued (5,681 shares)                       --                     51                                          51

Shares purchased by subsidiary (1,915 shares)            --                                                (17)            (17)

Treasury shares purchased (15,961 shares)                --                                               (144)           (144)

Adjustment of limited partners' interest
    in the SRC Operating Partnership                                            31                                          31
                                                  ---------    -------------------  -----------  -------------   -------------
Subtotal                                                 --                 29,647      (13,424)          (189)         16,034
                                                  ---------    -------------------  -----------  -------------   -------------
    COMPREHENSIVE INCOME:

Net loss                                                                                 (5,575)                        (5,575)
                                                  ---------    -------------------  -----------  -------------   -------------
    TOTAL COMPREHENSIVE INCOME:                          --                     --       (5,575)            --          (5,575)
                                                  ---------    -------------------  -----------  -------------   -------------
Balance at December 31, 2000                      $      --    $            29,647  $   (18,999) $        (189)  $      10,459
                                                  =========    ===================  ===========  =============   =============


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

         Simon Property Group, L.P. (the "SPG Operating Partnership"), formerly known as Simon DeBartolo Group, L.P. ("SDG, LP"), is the primary subsidiary of SPG. Units of ownership interest ("Units") in the SPG Operating Partnership are paired with a Unit in SPG Realty Consultants, L.P. ("Paired Units") (the "SRC Operating Partnership" and together with the SPG Operating Partnership, the "Operating Partnerships"). The SRC Operating Partnership is the primary subsidiary of SRC. The Companies together with the Operating Partnerships are hereafter referred to as "Simon Group", which prior to the CPI merger (Note 4) refers to Simon DeBartolo Group, Inc. and its subsidiaries ("SDG") and the SPG Operating Partnership.

         SPG, primarily through the SPG Operating Partnership, is engaged in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers. As of December 31, 2000, SPG and the SPG Operating Partnership owned or held an interest in 252 income-producing properties in the United States, which consisted of 165 regional malls, 73 community shopping centers, five specialty retail centers, four office and mixed-use properties and five value-oriented super-regional malls in 36 states (the "Properties") and five additional retail real estate properties operating in Europe. SPG and the SPG Operating Partnership also owned an interest in two properties currently under construction and 11 parcels of land held for future development, which together with the Properties are hereafter referred to as the "Portfolio Properties". At both December 31, 2000 and 1999, the Companies' direct and indirect ownership interests in the Operating Partnerships were 72.4%. The SPG Operating Partnership also holds substantially all of the economic interest in M.S. Management Associates, Inc. (the "Management Company"). See Note 8 for a description of the activities of the Management Company.

         SRC, primarily through the SRC Operating Partnership, engages primarily in activities that capitalize on the resources, customer base and operating activities of SPG, which could not be engaged in by SPG without potentially impacting its status as a REIT. These activities include a program launched in 1999 designed to take advantage of new retail opportunities of the digital age. The program clixnmortar.com formed an alliance with a third party to build an infrastructure for retailers where shoppers can identify merchandise on line that is actually in inventory at a store and initiate a transaction either at the store or online. The SRC Operating Partnership's investment in this program was $23,583 and $12,708, as of December 31, 2000 and December 31, 1999,
respectively, which is included in investments in technology initiatives on SRC's balance sheets. To date, the majority of such investment is comprised of internally developed software costs. Minority interest on the SRC balance sheets represents an 8.3% outside ownership interest in clixnmortar.com. SRC also has noncontrolling interests in two joint ventures which each own land held for sale, which are located adjacent to Properties.

         Simon Group has recently formed Simon Brand Ventures, LLC ("SBV"), a business to consumer initiative, and Simon Business Network ("SBN"), a business to business initiative, to continue to expand upon certain mall marketing initiatives to take advantage of Simon Group's size and tenant relationships, primarily through strategic corporate alliances. Beginning in 2000, certain SBV income, previously included in Management Company's results of operations, was included in SRC's results of operations. SBV is focused on leveraging Simon Group's 100 million unique shoppers and their 2 billion annual shopping visits to contribute to Simon Group's second-curve revenue strategy. The SBV concept and initiatives were started in 1997 to create a new medium for connecting consumers with retailers and sponsors by developing a combination of shopping, entertainment and community. SBN is focused on leveraging Simon Group's assets to create new businesses which will drive greater value to its Portfolio Properties, retailers and other developers and generate new sources of revenue for Simon Group. SBN's strategy is to provide a competitively valued, broad-based offering of products and services via a unique and dominant business-to-business marketplace and service network focused on the real estate industry and their tenants. SBV has also entered into cost sharing arrangements with the Management Company similar to those of the SPG Operating Partnership (see Note 8). Effective January 1,
2001, ownership of SBV transferred from SRC to of the SPG Operating
Partnership.

         During 2000, SRC's wholly-owned insurance subsidiary, Marigold Indemnity, Ltd ("Marigold"), began providing general liability insurance coverage to a third party that provides outsourcing services at certain properties. Marigold reinsures the majority of the risk through a third party idemnity company.

         Simon Group is subject to risks incidental to the ownership and operation of commercial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws. Like most retail properties, Simon Group's regional malls and community shopping centers rely heavily upon anchor tenants. As of December 31, 2000, 333 of the approximately 975 anchor stores in the Properties were occupied by three retailers. An affiliate of one of these retailers is a limited partner in the Operating Partnerships.

2. BASIS OF PRESENTATION AND CONSOLIDATION

         The accompanying combined financial statements include SPG, SRC and their subsidiaries. The accompanying consolidated financial statements of SPG and SRC include SPG and its subsidiaries and SRC and its subsidiaries, respectively. All significant intercompany amounts have been eliminated. SPG's financial statements and the combined financial statements reflect the CPI Merger (see Note 4) as of the close of business on September 24, 1998. Operating results prior to the completion of the CPI Merger represent the operating results of SDG, the predecessor to SPG for financial reporting purposes. Accordingly, the term Simon Group, prior to the CPI Merger, refers to SDG and the SPG Operating Partnership. The separate statements of SRC include the historical results of Corporate Realty Consultants, Inc. ("CRC"), the predecessor to SRC, for all periods prior to the CPI Merger. The acquisition of SRC, unlike CPI (see Note 4), was not subject to purchase accounting treatment.

         Properties which are wholly-owned or owned less than 100% and are controlled by Simon Group are accounted for using the consolidation method of accounting. Control is demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnership without the consent of the limited partner and the inability of the limited partner to replace the general partner. The deficit minority interest balance in the accompanying balance sheets represents outside partners' interests in the net equity of certain Properties. Deficit minority interests are recorded when a partnership agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of partnership assets and/or from the intent (legal or otherwise) and ability of the partner to fund additional capital contributions.

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

         Net operating results of the Operating Partnerships are allocated after preferred distributions (see Note 11), based on their respective partners' ownership interests. The Companies' weighted average direct and indirect ownership interest in the Operating Partnerships during 2000, 1999 and 1998 was 72.4%, 72.3% and 66.2%, respectively.

3. NED ACQUISITION

         During 1999, Simon Group acquired ownership interests in 14 regional malls from New England Development Company (the "NED Acquisition"). Simon Group acquired one of the Properties directly and formed a joint venture with three partners ("Mayflower"), of which Simon Group owns a noncontrolling 49.1%, to acquire interests in the remaining Properties. The total cost of the NED Acquisition is approximately $1.8 billion, of which Simon Group's share is approximately $894 million. Simon Group assumed management responsibilities for the portfolio, which includes approximately 10.7 million square feet of GLA. Simon Group's share of the cost of the NED Acquisition included the assumption of approximately $530,000 of mortgage indebtedness; $177,050 in cash; the issuance of 1,269,446 Paired Units valued at approximately $36,400; the issuance of 2,584,227 7% Convertible Preferred Units in the SPG Operating Partnership valued at approximately $72,800; and 2,584,227 8% Redeemable Preferred Units in the SPG Operating Partnership valued at approximately $78,000. Simon Group's share of the cash portion of the purchase price was financed primarily using the Credit Facility (see Note 9).

4. CPI MERGER

         As of the close of business on September 24, 1998, the CPI Merger was consummated pursuant to the Agreement and Plan of Merger dated February 18, 1998, among Simon DeBartolo Group, Inc., Corporate Property Investors, Inc. ("CPI"), and Corporate Realty Consultants, Inc. ("CRC"). The CPI Merger included the addition of 23 regional malls, one community center, two office buildings and one regional mall and one community center under construction.

         The aggregate value associated with the completion of the CPI Merger was approximately $5.9 billion, including transaction costs and liabilities assumed, in accordance with the purchase method of accounting and has been allocated to the estimated fair value of the CPI assets acquired and liabilities assumed and resulted in goodwill of $41,021, as adjusted. Goodwill is amortized over the estimated life of the properties of 35 years.

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

         SDG, LP contributed cash to CRC and the SRC Operating Partnership on behalf of the SDG common stockholders and the limited partners of SDG, LP to obtain the beneficial interests in common stock of CRC, which were paired with the shares of common stock issued by SPG, and to obtain Units in the SRC Operating Partnership so that the limited partners of the SPG Operating Partnership would hold the same proportionate interest in the SRC Operating Partnership that they hold in the SPG Operating Partnership. The cash contributed to CRC and the SRC Operating Partnership in exchange for an ownership interest therein have been appropriately accounted for as capital infusion or equity transactions. The assets and liabilities of CRC are reflected at historical cost.

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

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                     1998
                                                                 -----------
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

5. OTHER REAL ESTATE ACQUISITIONS AND DISPOSALS

                  ACQUISITIONS

         During 1999, Simon Group acquired the remaining interests in four Properties, and a noncontrolling 27.5% ownership interest in the 2.8 million square-foot Mall of America for a combined price of approximately $317,850, including the assumption of $134,300 of mortgage indebtedness, 1,000,000 shares of 8% Redeemable Preferred Stock in SPG issued at $24,242, and the remainder in cash, financed primarily through the Credit Facility and working capital. Simon Group is entitled to 50% of the economic benefits of Mall of America, due to a preference.

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

         During 1998, Simon Group acquired 100% of one Property, a 90% interest in another Property and additional interests in a total of six Properties for approximately $199,200, including the assumption of $62,100 of indebtedness and 2,864,088 Units valued at approximately $93,500, with the remainder in cash financed primarily through the Credit Facility and working capital. These transactions resulted in the addition of approximately 1.1 million square feet of GLA to the portfolio.

                  DISPOSALS

         During 2000, 1999 and 1998, Simon Group sold ownership interests in seven, four and five properties, respectively, at a combined gross sale price of $142,575, $58,700 and $120,000, respectively. These sales generated net combined consolidated gains (losses) of $19,704, ($7,062) and ($7,283) in 2000, 1999 and
1998, respectively. Simon Group is continuing to pursue the sale of its remaining non-retail holdings, along with a number of retail assets that are no longer aligned with Simon Group's strategic criteria. If these assets are sold, management expects the sale prices will not differ materially from the carrying value of the related assets.

         During 2000, SRC wrote-off its $3.0 million investment in a technology venture.

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

                  USE OF ESTIMATES

         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from these estimates.

                  CAPITALIZED INTEREST

         Interest is capitalized on projects during periods of construction. Interest capitalized during 2000, 1999 and 1998 was $19,831, $19,641 and $10,567, respectively.

                  SEGMENT DISCLOSURE

         Simon Group's interests in its regional malls, community centers and other assets represent one segment as they have similar economic and environmental conditions, business processes, types of customers (i.e. tenants) and services provided, and because resource allocation and other operating decisions are based on an evaluation of the entire portfolio.

                  LONG-TERM INVESTMENT

         Investments in securities classified as available for sale are reflected in other investments in the balance sheets at market value with the changes in market value reflected as comprehensive income in shareholders' equity. These investments were sold in 2000.

                  DEFERRED COSTS

         Deferred costs consist primarily of financing fees incurred to obtain long-term financing, costs of interest rate protection agreements, and internal and external leasing commissions and related costs. Deferred financing costs, including interest rate protection agreements, are amortized on a straight-line basis over the terms of the respective loans or agreements. Deferred leasing costs are amortized on a straight-line basis over the terms of the related leases. Deferred costs of $162,453 and $149,863 are net of accumulated amortization of $149,052 and $121,477 as of December 31, 2000 and 1999, respectively.

         Interest expense in the accompanying Combined Statements of Operations includes amortization of deferred financing costs of $15,798, $17,535, and $11,835, for 2000, 1999 and 1998, respectively, and has been reduced by amortization of debt premiums and discounts of $5,391, $5,707 and $1,465 for 2000, 1999 and 1998, respectively.

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

                  REVENUE RECOGNITION

         Simon Group, as a lessor, has retained substantially all of the risks and benefits of ownership of the investment Properties and accounts for its leases as operating leases. Minimum rents are accrued on a straight-line basis over the terms of their respective leases. Certain tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. Beginning January 1, 2000, the Companies recognize overage rents only when each tenant's sales exceeds its sales threshold. Previously, overage rents were recognized as revenues based on reported and estimated sales for each tenant through December 31, less the applicable base sales amount. Differences between estimated and actual amounts are recognized in the subsequent year. See Note 15 for description and impact of the accounting change.

         Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenue in the period the applicable expenditures are incurred.

                  ALLOWANCE FOR CREDIT LOSSES

         A provision for credit losses is recorded based on management's judgment of tenant creditworthiness. The activity in the allowance for credit losses during 2000, 1999 and 1998 was as follows:

                                 BALANCE AT       PROVISION
                                 BEGINNING       FOR CREDIT        ACCOUNTS        BALANCE AT
           Year Ended             OF YEAR          LOSSES         WRITTEN OFF      END OF YEAR
                                 ----------      ----------       -----------      -----------
           December 31, 2000     $   14,467      $    9,644       $    (4,003)     $    20,108
                                 ==========      ==========       ===========      ===========
           December 31, l999     $   14,491      $    8,541       $    (8,565)     $    14,467
                                 ==========      ==========       ===========      ===========
           December 31, l998     $   13,804      $    6,614       $    (5,927)     $    14,491
                                 ==========      ==========       ===========      ===========

                  INCOME TAXES

         SPG. SPG and certain of its subsidiaries are taxed as REITs under Sections 856 through 860 of the Code and applicable Treasury regulations relating to REIT qualification, which requires REITs to distribute at least 90% of their taxable income to shareholders and meet certain other asset and income tests as well as other requirements. Management intends to continue to adhere to these requirements and maintain the REIT status of SPG and its REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes. Thus, no provision for federal income taxes for the REITs has been included in the accompanying financial statements. If any of these entities fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes on its taxable income at regular corporate tax rates. State income, franchise or other taxes were not significant in any of the periods presented.

         SRC. SRC, a C Corporation, is subject to income taxes on its earnings. The provision (benefit) for income taxes reflected in the separate financial statements of SRC was $0, ($3,374) and ($190) for 2000, 1999 and 1998,
respectively. Deferred tax assets and liabilities consist primarily of tax credits, net operating loss carryforwards and asset basis differences. The net deferred tax asset (liability), net of necessary valuation allowances, at both December 31, 2000 and 1999 was $0. A valuation allowance is provided for loss and credit carryforwards that management currently evaluates as not likely to be realized. The valuation allowance related to SRC's tax accounts is adjusted as necessary based on management's expectation of SRC's ability to utilize its tax benefit carryforwards. In 2000 and 1998, SRC generated losses for which a valuation allowance was provided. In 1999, the income tax benefit represents SRC's pro rata share of the SRC Operating Partnership's current year losses and the realization of tax carryforward benefits for which a valuation allowance was previously provided.

                  PER SHARE DATA

         Basic earnings per share is based on the weighted average number of shares of common stock outstanding during the period and diluted earnings per share is based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding if all dilutive potential common shares would have been converted into shares at the earliest date possible. The following table sets forth the computation for the Companies' basic and diluted earnings per share. The extraordinary items and cumulative effect of accounting change amounts presented in the reconciliation below represent the common shareholders' pro rata share of the respective statements of operations line items.

                                                                        For the Year Ended December 31,
                                                                 ------------------------------------------
                                                                    2000               1999          1998
                                                                 ------------      -----------    -----------
Common Shareholders' share of income before
extraordinary items, unusual item and cumulative effect
of accounting change                                             $    195,932      $   172,159    $   128,870

Common Shareholders' share of extraordinary items                        (470)          (4,845)         4,728

Common Shareholders' share of cumulative effect of
accounting change                                                      (8,934)              --             --
                                                                 ------------      -----------    -----------
Net Income available to Common Shareholders                      $    186,528      $   167,314    $   133,598
                                                                 ============      ===========    ===========

Weighted Average Shares Outstanding - Basic                       172,894,555      172,088,590    126,522,228

Effect of stock options                                                99,538          137,002        357,149
                                                                 ------------      -----------    -----------
Weighted Average Shares Outstanding - Diluted                     172,994,093      172,225,592    126,879,377
                                                                 ============      ===========    ===========

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

         Simon Group accrues distributions when they are declared. SPG declared distributions in 2000 and 1999 aggregating $2.02 per share of common stock, of which $0.94 and $1.06 represented a return of capital measured using accounting principles generally accepted in the United States. On a federal income tax basis, 49% of SPG's 2000 distribution represented a capital gain, 11% represented a return of capital, and 4% represented unrecaptured Section 1250 gain. In 1999, 10% of SPG's 1999 distribution represented a capital gain and 38% represented a return of capital.

                  CASH AND CASH EQUIVALENTS

         All highly liquid investments purchased with an original maturity of 90 days or less are considered cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements and Dutch auction securities.

                  NONCASH TRANSACTIONS

         Accrued and unpaid distributions were $18,266 and $876 at December 31, 2000 and 1999, respectively. Please refer to Notes 3, 4, 5 and 11 for additional discussion of noncash transactions.

                  RECLASSIFICATIONS

         Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications have no impact on net operating results previously reported.

7. INVESTMENT PROPERTIES

         Investment properties consist of the following:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                          2000                  1999
                                                      --------------       --------------
         Land                                         $    2,000,521       $    1,988,660
         Buildings and improvements                       10,954,559           10,739,126
                                                      --------------       --------------
         Total land, buildings and improvements           12,955,080           12,727,786

         Furniture, fixtures and equipment                    90,053               74,266
                                                      --------------       --------------
         Investment properties at cost                    13,045,133           12,802,052
         Less-accumulated depreciation                     1,480,719            1,098,881
                                                      --------------       --------------
         Investment properties at cost, net           $   11,564,414       $   11,703,171
                                                      ==============       ==============


         Investment properties includes $122,284 and $201,349 of construction in progress at December 31, 2000 and 1999, respectively.

8. INVESTMENTS IN UNCONSOLIDATED ENTITIES

         Summary financial information of the Joint Venture Properties and a summary of Simon Group's investment in and share of income from such Properties follows.

                                                                                        DECEMBER 31,
                                                                               ------------------------------
  BALANCE SHEETS                                                                   2000               1999
                                                                               ------------       -----------
  ASSETS:
  Investment properties at cost, net                                           $  6,573,412       $ 6,487,200
  Cash and cash equivalents                                                         192,138           171,372
  Tenant receivables                                                                165,918           160,477
  Other assets                                                                      276,975           161,702
                                                                               ------------       -----------
            Total assets                                                       $  7,208,443       $ 6,980,751
                                                                               ============       ===========
  LIABILITIES AND PARTNERS' EQUITY:
  Mortgages and other notes payable                                            $  5,135,488       $ 4,484,598
  Accounts payable, accrued expenses and other liabilities                          347,733           291,457
                                                                               ------------       -----------
            Total liabilities                                                     5,483,221         4,776,055
    Partners' equity                                                              1,725,222         2,204,696
                                                                               ------------       -----------
            Total liabilities and partners' equity                             $  7,208,443       $ 6,980,751
                                                                               ============       ===========
  SIMON GROUP'S SHARE OF:
  Total assets                                                                 $  2,929,647       $ 2,843,025
                                                                               ============       ===========
  Partners' equity                                                             $    679,591       $   896,572
  Add: Excess Investment                                                            558,675           592,457
                                                                               ------------       -----------
  Simon Group's net Investment in Joint Ventures                               $  1,238,266       $ 1,489,029
                                                                               ============       ===========


                                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------
  STATEMENTS OF OPERATIONS                                            2000              1999             1998
                                                                   ----------        ---------         --------
  REVENUE:
    Minimum rent                                                   $  766,379        $ 570,902         $442,530
    Overage rent                                                       31,174           25,957           18,465
    Tenant reimbursements                                             377,673          276,207          204,936
    Other income                                                       61,062           57,695           31,045
                                                                   ----------        ---------         --------
            Total revenue                                           1,236,288          930,761          696,976

  OPERATING EXPENSES:
    Operating expenses and other                                      454,775          324,051          245,927
    Depreciation and amortization                                     238,932          170,339          129,681
                                                                   ----------        ---------         --------
            Total operating expenses                                  693,707          494,390          375,608
                                                                   ----------        ---------         --------

  OPERATING INCOME                                                    542,581          436,371          321,368
  INTEREST EXPENSE                                                    357,692          235,826          176,669
  LOSS ON SALE OF ASSETS
                                                                      (6,990)               --          (6,818)
                                                                   ----------        ---------         --------
  INCOME BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE ("IBEC")                                          177,899          200,545          137,881
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE                              (3,948)               --               --
  EXTRAORDINARY ITEMS- DEBT EXTINGUISHMENTS                           (1,842)             (66)          (4,240)
                                                                   ----------        ---------         --------
  NET INCOME                                                       $  172,109        $ 200,479         $133,641
                                                                   ==========        =========         ========
  THIRD-PARTY INVESTORS' SHARE OF IBEC                                104,006          122,153           92,554
                                                                   ----------        ---------         --------
  SIMON GROUP'S SHARE OF IBEC                                      $   73,893        $  78,392         $ 45,327
  AMORTIZATION OF EXCESS INVESTMENT                                    20,972           27,252           22,625
                                                                   ----------        ---------         --------
  INCOME FROM UNCONSOLIDATED ENTITIES                              $   52,921        $  51,140         $ 22,702
                                                                   ==========        =========         ========

         As of December 31, 2000 and 1999, the unamortized excess of Simon Group's investment over its share of the equity in the underlying net assets of the partnerships and joint ventures acquired ("Excess Investment") was $558,675 and $592,457, respectively, which is amortized over the life of the related
Properties. Amortization included in income from unconsolidated entities for the years ended December 31, 2000, 1999 and 1998 was $20,972, $27,252 and $22,625,
respectively. Included in the 1999 amortization is a $5,000 writedown on a joint venture investment.

         At December 31, 2000, SRC's investment in unconsolidated joint ventures, which is included in the summary financial information above, represents noncontrolling interests in two joint ventures that each own land held for sale, which are adjacent to two of the Properties. Included in 2000 total assets, total revenue and net income above was $10,721, $4,156 and $3,771, respectively, related to these SRC joint venture investments. During 1998, SRC also had a joint venture interest in a partnership which provided management and advisory services to a hotel. This investment was sold in 1999 for $28,500, which resulted in a $35 gain. Included in 1999 total assets, total revenue and net income above was $18,505, $12,539 and $11,902, respectively, related to SRC's joint venture investments. Included in 1998 total revenue and net income above was $481 and $481, respectively, related to SRC's joint venture investments.

                  THE MANAGEMENT COMPANY

         Simon Group holds 80% of the outstanding common stock, 5% of the outstanding voting common stock, and all of the 8% cumulative preferred stock of the Management Company. The remaining 20% of the outstanding common stock of the Management Company (representing 95% of the voting common stock) is owned directly by certain Simon family members. Because Simon Group exercises significant influence but not control over the financial and operating policies of the Management Company, it is reflected in the accompanying statements using the equity method of accounting. The Management Company, including its consolidated subsidiaries, provides management, leasing, development, project management, accounting, legal, marketing and management information systems services and property damage and general liability insurance coverage to certain Portfolio Properties. Simon Group incurred costs of $79,357, $75,697 and $58,748 on consolidated Properties, related to services provided by the Management Company and its affiliates in 2000, 1999 and 1998, respectively. The Management Company also provides certain of such services to Melvin Simon & Associates, Inc. ("MSA"), and certain other nonowned properties for a fee. Fees for services provided by the Management Company to MSA were $4,246, $3,853 and $3,301 for the years ended December 31, 2000, 1999 and 1998, respectively.

         The SPG Operating Partnership manages substantially all wholly-owned and joint venture Properties except for 44 Properties of which 29 are managed by the Management Company, and, accordingly, it reimburses a subsidiary of the Management Company for costs incurred relating to the management of such Properties. Substantially all employees of Simon Group (other than direct field personnel) are employed by such Management Company subsidiary. The Management Company records costs net of amounts reimbursed by the SPG Operating Partnership. Common costs are allocated using assumptions that management believes are reasonable. The SPG Operating Partnership's share of allocated common costs was $60,874, $55,051 and $42,546 for 2000, 1999 and 1998,
respectively. As of December 31, 2000 and 1999, amounts due from the Management Company for unpaid accrued interest and unpaid accrued preferred dividends were not material to the combined financial statements or to those of SPG. Amounts due to the Management Company under cost-sharing arrangements and management contracts are included in notes and advances receivable from Management Company and affiliates.

         Simon Group's net investment in the Management Company as of December 31, 2000 and 1999 was $32,936 and $6,833, respectively. Summarized consolidated financial information of the Management Company and a summary of Simon Group's investment in and share of income from the Management Company follows.

                                                                       DECEMBER 31,
                                                                   ----------------------
BALANCE SHEET DATA:                                                   2000         1999
                                                                   ----------    ---------

Total assets                                                       $  225,272    $ 184,501
Notes payable to Simon Group at 11%, due 2008, and advances           182,401      162,082
Shareholders' equity                                                   35,630       21,740

SIMON GROUP'S SHARE OF:
  Total assets                                                     $  212,838    $ 172,935
                                                                   ==========    =========
  Shareholders' equity                                             $   39,078    $  23,889
                                                                   ==========    =========


                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------------------
OPERATING DATA:                                                       2000               1999              1998
                                                                  ------------       ------------       -----------
Total revenue                                                     $     93,618       $    115,761       $   100,349
Operating Income                                                        37,290              5,573             8,067
Net Income Available for Common Shareholders                      $     35,890       $      4,173       $     6,667
                                                                  ============       ============       ===========
Simon Group's Share of Net Income after intercompany profit
  elimination                                                     $     30,846       $      4,715       $     5,852
                                                                  ============       ============       ===========

EUROPEAN INVESTMENT

         The SPG Operating Partnership and the Management Company have a 29% ownership interest in European Retail Enterprises, B.V. ("ERE") and Groupe BEG, S.A. ("BEG"), respectively, which are accounted for using the equity method of accounting. BEG and ERE are fully integrated European retail real estate developers, lessors and managers. Simon Group's total cash investment in ERE and BEG at December 31, 2000 was approximately $45.8 million, with commitments for an additional $16.6 million, subject to certain performance and other criteria, including Simon Group's approval of development projects. The agreements with BEG and ERE are structured to allow Simon Group to acquire an additional 25% ownership interest over time. As of December 31, 2000, BEG and ERE had three properties open in Poland and two in France.

         The translation adjustment resulting from the conversion of BEG and ERE's financial statements from Euros to U.S. dollars was not significant for the years ended December 31, 2000 and 1999.

9. INDEBTEDNESS

         Simon Group's mortgages and other notes payable consist of the following:

                                                                                                      DECEMBER 31,
                                                                                               ------------------------------
   FIXED-RATE DEBT                                                                                 2000              1999
                                                                                               -----------        ----------
   Mortgages and other notes, including ($3,045) and $28 net (discounts) premiums,
       respectively. Weighted average interest and maturity of 7.5% and 5.8 years.             $ 2,178,926        $2,304,435

   Unsecured notes, including $4,752 and $275 net discounts, respectively. Weighted
       average interest and maturity of 7.2% and 6.1 years.                                      3,485,248         3,489,725

   63/4% Putable Asset Trust Securities, including $701 and $913 premiums, respectively,
       due November 2003.                                                                          100,701           100,913

   7% Mandatory Par Put Remarketed Securities, including $5,150 and $5,214 premiums,
       respectively, due June 2028 and subject to redemption June 2008.                            205,150           205,214

   Commercial mortgage pass-through certificates. Five classes bearing interest at
       weighted average rates and maturities of 7.3% and 4.0 years.                                175,000           175,000
                                                                                               -----------        ----------
   Total fixed-rate debt                                                                         6,145,025         6,275,287

   VARIABLE-RATE DEBT

   Mortgages and other notes, including $375 and $884 premiums, respectively. Weighted
       average interest and maturity of 7.9% and 2.8 years.                                    $   757,436        $  558,664

   Credit Facility (see below)                                                                     645,000           785,000

   Merger Facility (see below)                                                                     925,000           950,000

   Simon ERE Facility (see below)                                                                   33,192                --

   Commercial mortgage pass-through certificates, interest at 6.2%, due December 2004.              50,000            50,000

   Unsecured term loans, weighted average rates and maturities of 7.47% and 1.2 years.             172,929           150,000
                                                                                               -----------        ----------
   Total variable-rate debt                                                                      2,583,557         2,493,664
                                                                                               -----------        ----------
   Total mortgages and other notes payable, net                                                $ 8,728,582        $8,768,951
                                                                                               ===========        ==========

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

         MORTGAGES AND OTHER NOTES. Certain of the Properties are pledged as collateral to secure the related mortgage notes. The fixed and variable mortgage notes are nonrecourse; however certain notes have partial guarantees by affiliates of approximately $618,667. The fixed-rate mortgages generally require monthly payments of principal and/or interest. Variable-rate mortgages are typically based on LIBOR.

         UNSECURED NOTES. Certain of Simon Group's unsecured notes totaling $825,000 with weighted average interests and maturities of 8.0% and 7.1 years, respectively, are structurally senior in right of payment to holders of other Simon Group unsecured notes to the extent of the assets and related cash flows of certain Properties. Certain of the unsecured notes are guaranteed by the SPG Operating Partnership.

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

         CREDIT FACILITY. The Credit Facility is a $1,250,000 unsecured revolving credit facility. During 1999, Simon Group obtained a three-year extension on the Credit Facility to August of 2002, with an additional one-year extension available at Simon Group's option. The Credit Facility bears interest at LIBOR plus 65 basis points, with an additional 15 basis point facility fee on the entire $1,250,000. The maximum and average amounts outstanding during 2000 under the Credit Facility were $830,000 and $714,645, respectively. The Credit Facility is primarily used for funding acquisition, renovation and expansion and predevelopment opportunities. At December 31, 2000, the Credit Facility had an effective interest rate of 7.30%, with $598,519 available after outstanding borrowings and letters of credit. The Credit Facility contains financial covenants relating to a capitalization value, minimum EBITDA and unencumbered EBITDA ratios and minimum equity values.

         THE MERGER FACILITY. In conjunction with the CPI Merger, the SPG Operating Partnership and SPG, as co-borrowers, closed a $1,400,000 medium term unsecured bridge loan (the "Merger Facility"). The Merger Facility bears interest at a base rate of LIBOR plus 65 basis points and $450,000 of the remaining balance will mature on March 24, 2001, with the remaining $475,000 due on September 24, 2001. The Merger Facility is subject to covenants and conditions substantially identical to those of the Credit Facility. Financing costs of $9,707, which were incurred to obtain the Merger Facility, were amortized over 18 months.

         SUBSEQUENT EVENT. On January 11, 2001, the Simon Group issued $500,000 of unsecured debt to institutional investors pursuant to Rule 144A in two tranches. The first tranche is $300,000 bearing an interest rate of 7 3/8% due January 20, 2006 and the second tranche is $200,000 bearing an interest rate of 7 3/4% due January 20, 2011. The net proceeds of the offering were used to repay the remaining portion of the indebtedness under the Merger Facility due March 24, 2001 and to repay a portion of the Merger Facility due September 24, 2001.

         SIMON ERE FACILITY. On July 31, 2000 Simon ERE Loan, LLC, a wholly owned subsidiary of Simon Group, entered into a Euro-denominated unsecured Credit Agreement , to fund Simon Group's European investment, consisting of a 25 million Euros term loan and a 35 million Euros revolving credit facility. The interest rate for each loan is Euribor plus 0.60% with a facility fee of 0.15%. The interest rate on 30 million Euros is swapped at 7.75%. The maturity date is July 31, 2004 including a one year extension. These loans are guaranteed by the SPG Operating Partnership.


                  DEBT MATURITY AND OTHER

         As of December 31, 2000, scheduled principal repayments on indebtedness were as follows:

            2001                                                   $1,164,354
            2002                                                      779,381
            2003                                                    1,841,814
            2004                                                    1,490,759
            2005                                                      816,058
            Thereafter                                              2,637,787
                                                                   ----------
            Total principal maturities                              8,730,153
            Net unamortized debt discounts                             (1,571)
                                                                   ----------
            Total mortgages and other notes payable                $8,728,582
                                                                   ==========

         The Joint Venture Properties have $5,135,488 and $4,484,598 of mortgages and other notes payable at December 31, 2000 and 1999, respectively. Simon Group's share of this debt was $2,166,788 and $1,876,158 at December 31, 2000 and 1999, respectively. This debt, including premiums of $17,158 in 2000, becomes due in installments over various terms extending through 2011, with interest rates ranging from 6.00% to 9.75% (weighted average rate of 7.61% at December 31, 2000). The debt, excluding the $17,158 of premiums, matures $290,162 in 2001; $310,214 in 2002; $688,679 in 2003; $448,445 in 2004; $915,286
in 2005 and $2,465,544 thereafter.

         Cash paid for interest, net of any amounts capitalized, during 2000, 1999 and 1998 was $646,200, $566,191 and $397,560, respectively.

                  INTEREST RATE PROTECTION AGREEMENTS
         Simon Group has entered into interest rate protection agreements, in the form of "cap" or "swap" arrangements, with respect to certain of its variable-rate mortgages and other notes payable. Swap arrangements, which effectively fix Simon Group's interest rate on the respective borrowings, have been entered into for $213,200 principal amount of consolidated debt. Cap arrangements, which effectively limit the amount by which variable interest rates may rise, have been entered into for $191,000 principal amount of consolidated debt and cap LIBOR at rates ranging from 7.4% to 16.77% through the related debt's maturity. Costs of the caps ($403) are amortized over the life of the agreements. The unamortized balance of the cap arrangements was $248 and $187 as of December 31, 2000 and 1999, respectively. Simon Group's hedging activity as a result of interest swaps and caps resulted in net interest (expense) savings of $316, ($1,880) and $263 for the years ended December 31, 2000, 1999 and 1998, respectively. This did not materially impact Simon Group's weighted average borrowing rate. Please refer to Note 15.

                  FAIR VALUE OF FINANCIAL INSTRUMENTS
         The carrying value of variable-rate mortgages and other loans represents their fair values. The fair value of combined fixed-rate mortgages and other notes payable was approximately $6,453,165 and $5,649,467 at December 31, 2000 and 1999, respectively. The fair value of the combined interest rate protection agreements at December 31, 2000 and 1999, was ($296) and $6,600, respectively. At December 31, 2000 and 1999, the estimated discount rates were 7.17% and 8.06%, respectively. The fair values of combined fixed-rate mortgages and other notes payable and combined interest rate protection agreements are estimated using cash flows discounted at current borrowing rates and at current market rates, respectively.

10. RENTALS UNDER OPERATING LEASES

         Simon Group receives rental income from the leasing of retail and mixed-use space under operating leases. Future minimum rentals to be received under noncancelable operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume, as of December 31, 2000, are as follows:

            2001                                     $1,010,887
            2002                                        953,057
            2003                                        874,618
            2004                                        779,022
            2005                                        686,174
            Thereafter                                2,447,753
                                                     ----------
                                                     $6,751,511
                                                     ==========

         Approximately 1.5% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the SPG Operating Partnership.

11. CAPITAL STOCK

         SRC's 1998 historical shares and per share amounts have been adjusted to give effect to the change in SRC's par value of common stock from $0.10 per share to $0.0001 per share and to the CPI Merger exchange ratio of 2.0818 and to change the pairing of SRC's stock from 1/10th to 1/100th.

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


                  PREFERRED STOCK

         The following table summarizes each of the series of preferred stock of Simon Property Group, Inc.:

                                                                                        As of December 31,
                                                                                   --------------------------
                                                                                     2000             1999
                                                                                   --------         --------
   Series A 6.5% Convertible Preferred Stock, 209,249 shares authorized,
     51,059 and 53,271 issued and outstanding, respectively                        $ 65,246         $ 68,073

   Series B 6.5% Convertible Preferred Stock, 5,000,000 shares authorized,
     4,830,057 and 4,844,331 issued and outstanding, respectively                   449,196          450,523

   Series C 7.00% Cumulative Convertible Preferred Stock, 2,700,000 shares
     authorized, none issued or outstanding                                              --               --

   Series D 8.00% Cumulative Redeemable Preferred Stock, 2,700,000 shares
     authorized, none issued or outstanding                                              --               --

   Series E 8.00% Cumulative Redeemable Preferred Stock, 1,000,000 shares                             24,242
     authorized, 1,000,000 issued and outstanding                                    24,242
                                                                                   --------         --------
                                                                                   $538,684         $542,838
                                                                                   ========         ========

         SERIES A CONVERTIBLE PREFERRED STOCK. During 2000, 2,212 shares of SPG's Series A Convertible Preferred Stock were converted into 84,046 Paired Shares. In addition, another 1,242 Paired Shares were issued to the holders of the converted shares in lieu of the cash dividends allocable to those preferred shares. Each share of Series A Convertible Preferred Stock has a liquidation preference of $1,000 and is convertible into 37.995 Paired Shares, subject to adjustment under certain circumstances. The Series A Convertible Preferred Stock is not redeemable, except as needed to maintain or bring the direct or indirect ownership of the capital stock of SPG into conformity with REIT requirements.

         SERIES B CONVERTIBLE PREFERRED STOCK. During 2000, 14,274 shares of SPG's Series B Convertible Preferred Stock were converted into 36,913 Paired Shares. Each share of the Series B Convertible Preferred Stock has a liquidation preference of $100 and is convertible into 2.586 Paired Shares, subject to adjustment under circumstances identical to those of the Series A Preferred Stock. SPG may redeem the Series B Preferred Stock on or after September 24, 2003 at a price beginning at 105% of the liquidation preference plus accrued dividends and declining to 100% of the liquidation preference plus accrued dividends any time on or after September 24, 2008.

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

         SPG Properties, Inc. has outstanding 3,000,000 shares of its 7.89% Series C Cumulative Step-Up Premium RateSM Preferred Stock (the "Series C Preferred Shares") with a liquidation value of $50.00 per share. Beginning October 1, 2012, the rate increases to 9.89% per annum. Management intends to redeem the Series C Preferred Shares prior to October 1, 2012. Beginning September 30, 2007, SPG Properties, Inc. may redeem the Series C Preferred Shares in whole or in part, using only the sale proceeds of other capital stock of SPG Properties, Inc., at a liquidation value of $50.00 per share, plus accrued and unpaid distributions, if any, thereon. Additionally, the Series C Preferred Shares have no stated maturity and are not subject to any mandatory redemption provisions, nor are they convertible into any other securities of SPG Properties, Inc. The SPG Operating Partnership pays a preferred distribution to SPG Properties, Inc. equal to the dividends paid on the preferred stock.

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

                  NOTES RECEIVABLE FROM FORMER CPI SHAREHOLDERS

         Notes receivable of $19,667 from former CPI shareholders, which result from securities issued under CPI's executive compensation program and were assumed in the CPI Merger, are reflected as a deduction from capital in excess of par value in the statements of shareholders' equity in the accompanying combined financial statements and SPG's financial statements. Certain of such notes totaling $2,018 bear interest at rates ranging from 6.00% to 7.50% and become due during the period 2001 to 2002. The remainder of the notes do not bear interest and become due at the time the underlying shares are sold.

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

         DIRECTOR OPTIONS. The 1998 Plan provides for automatic grants of Options to directors ("Director Options") of the Companies who are not also employees of the SPG Operating Partnership or its affiliates ("Eligible Directors"). Under the 1998 Plan, each Eligible Director is automatically granted Director Options to purchase 5,000 Paired Shares upon the director's initial election to the Board of Directors, and upon each reelection, an additional 3,000 Director Options multiplied by the number of calendar years that have elapsed since such person's last election to the Board of Directors. The exercise price of the options is equal to the fair market value of the Paired Shares on the date of grant. Director Options become vested and exercisable on the first anniversary of the date of grant or at such earlier time as a "change in control" of the Companies (as defined in the 1998 Plan). Director Options terminate 30 days after the optionee ceases to be a member of the Board of Directors.

         RESTRICTED STOCK. The 1998 Plan also provides for shares of restricted common stock of the Companies to be granted to certain employees at no cost to those employees, subject to growth targets established by the Compensation Committee (the "Restricted Stock Program"). Restricted stock vests annually in four installments of 25% each beginning on January 1 following the year in which the restricted stock is awarded. During 2000, 1999 and 1998, a total of 417,994; 537,861 and 495,131 Paired Shares, respectively, net of forfeitures, were awarded under the Restricted Stock Program and predecessor programs with a weighted average grant price of $22.94, $25.50, and $32.69, respectively. Through December 31, 2000 a total of 2,243,080 Paired Shares, net of forfeitures, were awarded. Approximately $11,770, $10,601 and $9,463 relating to these awards were amortized in 2000, 1999 and 1998, respectively. The cost of restricted stock grants, which is based upon the stock's fair market value at the time such stock is earned, awarded and issued, is charged to shareholders' equity and subsequently amortized against earnings of Simon Group over the vesting period.

         Simon Group accounts for stock-based compensation programs using the intrinsic value method, which measures compensation expense as the excess, if any, of the quoted market price of the stock at the grant date over the amount the employee must pay to acquire the stock. During 2000, Simon Group awarded 750,750 additional options to directors and employees. The 24,000 options granted to Directors vest over a twelve-month period, while the remaining 726,750 employee options granted during 2000 vest over three years. The impact on pro forma net income and earnings per share as a result of applying the fair value method, as prescribed by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which requires entities to measure compensation costs measured at the grant date based on the fair value of the award, was not material.

         The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

                                                                             DECEMBER 31,
                                                     ---------------------------------------------------------
                                                          2000                    1999               1998
                                                     --------------          --------------     --------------
Weighted Average Fair Value per Option
                                                              $1.57                   $3.27              $7.24
Expected Volatility                                  20.00 - 20.01%          19.78 - 19.89%     30.83 - 41.79%
Risk-Free Interest Rate                                6.08 - 6.47%            5.25 - 5.78%       4.64 - 5.68%
Dividend Yield                                         8.68 - 7.76%            5.32 - 6.43%       6.24 - 6.52%
Expected Life                                              10 years                10 years           10 years


         The weighted average remaining contract life for options outstanding as of December 31, 2000 was 6.18 years.

         Information relating to Director Options and Employee Options from December 31, 1997 through December 31, 2000 is as follows:

                                                             DIRECTOR OPTIONS                   EMPLOYEE OPTIONS
                                                         ---------------------------        --------------------------
                                                                        OPTION PRICE                      OPTION PRICE
                                                           OPTIONS     PER SHARE (1)         OPTIONS      PER SHARE (1)
                                                         -----------   -------------        ----------    -------------
SHARES UNDER OPTION AT DECEMBER 31, 1997                      86,080   $       24.12         1,247,597    $       22.90
                                                         -----------   -------------        ----------    -------------
Granted                                                           --             N/A           385,000            30.40

CPI Options Assumed                                               --             N/A           304,209            25.48

Exercised                                                    (8,000)           26.27          (38,149)            23.71

Forfeited                                                    (3,000)           29.31           (4,750)            25.25
                                                         -----------   -------------        ----------    -------------
SHARES UNDER OPTION AT DECEMBER 31, 1998                      75,080   $       24.11         1,893,907    $       24.82
                                                         ===========   =============        ==========    =============
Granted                                                       62,000           26.90           100,000            25.29

Exercised                                                    (5,000)           22.25          (77,988)            23.21

Forfeited                                                         --             N/A          (58,253)            23.48
                                                         -----------   -------------        ----------    -------------
SHARES UNDER OPTION AT DECEMBER 31, 1999                     132,080   $       25.49         1,857,666    $       24.95
                                                         ===========   =============        ==========    =============
Granted                                                       24,000           26.03           726,750            23.41

Exercised                                                    (1,360)           24.63          (43,350)            23.44

Forfeited                                                         --             N/A          (28,000)            23.41
                                                         -----------   -------------        ----------    -------------
SHARES UNDER OPTION AT DECEMBER 31, 2000                     154,720   $       25.67         2,513,066    $       24.55
                                                         ===========   =============        ==========    =============
OPTIONS EXERCISABLE AT DECEMBER 31, 2000                     130,720   $       25.61         1,705,900    $       24.77
                                                         ===========   =============        ==========    =============
EXERCISE PRICE RANGE                                                   $22.25-$29.31                      $22.25-$32.38
                                                                       =============                      =============

(1) Represents the weighted average price when multiple prices exist.

                  EXCHANGE RIGHTS

         Limited partners in the Operating Partnerships have the right to exchange all or any portion of their Paired Units for Paired shares of common stock on a one-for-one basis or cash, as selected by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of the Companies' common stock at that time. The Companies have reserved 64,966,226 Paired Shares for possible issuance upon the exchange of Paired Units.

12. EMPLOYEE BENEFIT PLANS

         Simon Group maintains a tax-qualified retirement 401(k) savings plan. Under the plan, eligible employees can participate in a cash or deferred arrangement permitting them to defer up to a maximum of 16% of their compensation, subject to certain limitations. Participants' salary deferrals are matched at specified percentages up to a total of 4%, and the plan provides annual contributions of 1.5% of eligible employees' compensation. Simon Group contributed $3,492, $3,189 and $2,581 to the plan in 2000, 1999 and 1998, respectively.

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

         CARLO ANGOSTINELLI ET AL. V. DEBARTOLO REALTY CORP. ET AL. On October 16, 1996, a complaint was filed in the Court of Common Pleas of Mahoning County, Ohio, captioned CARLO ANGOSTINELLI ET AL. V. DEBARTOLO REALTY CORP. ET AL. The named defendants are SD Property Group, Inc., an indirect 99%-owned subsidiary of SPG, and DeBartolo Properties Management, Inc., a subsidiary of the Management Company, and the plaintiffs are 27 former employees of the defendants. In the complaint, the plaintiffs alleged that they were recipients of deferred stock grants under the DeBartolo Realty Corporation ("DRC") Stock Incentive Plan (the "DRC Plan") and that these grants immediately vested under the DRC Plan's "change in control" provision as a result of the DRC Merger. Plaintiffs asserted that the defendants' refusal to issue them approximately 542,000 shares of DRC common stock, which is equivalent to approximately 370,000 Paired Shares computed at the 0.68 exchange ratio used in the DRC Merger, constituted a breach of contract and a breach of the implied covenant of good faith and fair dealing under Ohio law. Plaintiffs sought damages equal to such number of shares of DRC common stock, or cash in lieu thereof, equal to all deferred stock ever granted to them under the DRC Plan, dividends on such stock from the time of the grants, compensatory damages for breach of the implied covenant of good faith and fair dealing, and punitive damages. The plaintiffs and the defendants each filed motions for summary judgment. On October 31, 1997, the Court of Common Pleas entered a judgment in favor of the defendants granting their motion for summary judgment. The plaintiffs appealed this judgment to the Seventh District Court of Appeals in Ohio. On August 18, 1999, the District Court of Appeals reversed the summary judgement order in favor of the defendants entered by the Common Pleas Court and granted plaintiffs' cross motion for summary judgement, remanding the matter to the Common Pleas Court for the determination of plaintiffs' damages. The defendants petitioned the Ohio Supreme Court asking that they exercise their discretion to review and reverse the Appellate Court decision, but the Ohio Supreme court did not grant the petition for review. The case was remanded to the Court of Common Pleas of Mahoning

County, Ohio, to conduct discovery relevant to each plaintiff's damages and the counterclaims asserted by Simon Group. The Trial Court referred these matters to a Magistrate. Plaintiffs filed a Supplemental Motion for Summary Judgement on the question of damages. The Magistrate ruled on the counterclaims and found in Defendants' favor on one of them. On December 27, 2000, the Trial Court rendered judgment for the plaintiffs in the combined total amount of $12,000, which includes a set-off of approximately $2,000 with impact to two of the plaintiffs. Defendants have appealed this judgment and plaintiffs have cross-appealed. Those appeals are pending before the District Court of Appeals. Simon Group recorded a $12,000 loss in the third quarter of 1999 related to this litigation as an unusual item.

         ROEL VENTO ET AL V. TOM TAYLOR ET AL. An affiliate of Simon Group is a defendant in litigation entitled ROEL VENTO ET AL V. TOM TAYLOR ET AL., in the District Court of Cameron County, Texas, in which a judgment in the amount of $7,800 was entered against all defendants. This judgment includes approximately $6,500 of punitive damages and is based upon a jury's findings on four separate theories of liability including fraud, intentional infliction of emotional distress, tortious interference with contract and civil conspiracy arising out of the sale of a business operating under a temporary license agreement at Valle Vista Mall in Harlingen, Texas. Simon Group appealed the verdict and on May 6, 1999, the Thirteenth Judicial District (Corpus Christi) of the Texas Court of Appeals issued an opinion reducing the trial court verdict to $3,364 plus interest. Simon Group filed a petition for a writ of certiorari to the Texas Supreme Court requesting that they review and reverse the determination of the Appellate Court. The Texas Supreme Court granted certiorari and heard oral arguments on October 4, 2000. A decision is expected to be rendered during the second quarter of 2001. Management, based upon the advice of counsel, believes that the ultimate outcome of this action will not have a material adverse effect on Simon Group.

Simon Group currently is not subject to any other material litigation other than routine litigation, claims and administrative proceedings arising in the ordinary course of business. On the basis of consultation with counsel, management believes that such routine litigation, claims and administrative proceedings will not have a material adverse impact on Simon Group's financial position or its results of operations.


                  LEASE COMMITMENTS

         As of December 31, 2000, a total of 34 of the consolidated Properties are subject to ground leases. The termination dates of these ground leases range from 2002 to 2090. These ground leases generally require payments by Simon Group of a fixed annual rent, or a fixed annual rent plus a participating percentage over a base rate. Ground lease expense incurred by Simon Group for the years ended December 31, 2000, 1999 and 1998, was $13,654, $13,365 and $13,618,
respectively.

         Future minimum lease payments due under such ground leases for each of the next five years ending December 31 and thereafter are as follows:

                   2001                       $    7,845
                   2002                            7,984
                   2003                            7,906
                   2004                            7,439
                   2005                            7,133
                   Thereafter                    489,178
                                              ----------
                                              $  527,485
                                              ==========

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

15. NEW ACCOUNTING PRONOUNCEMENT

         On June 15, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June of 2000 by SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities." These statements, which are effective for Simon Group on January 1, 2001, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. These statements require that every derivative instrument be recorded in the balance sheet as either an asset or a liability measured at its fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or comprehensive income, depending on whether the derivative is designated and effective as part of a hedged transaction, and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period. These new standards will result in additional volatility in reported assets, liabilities, earnings and other comprehensive income.

         SFAS No. 133 requires that as of the date of initial adoption, the difference between the fair value of the derivative instruments to be recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with APB 20 "Accounting Changes."

         On January 1, 2001, Simon Group recorded the effect of the transition to SFAS No. 133 which resulted in an immaterial impact to the results of operations and the financial position of Simon Group.

         SFAS No. 133 further requires that the fair value and effectiveness of each hedging instrument must be measured quarterly. The result of each measurement could result in fluctuations in reported assets, liabilities, other comprehensive income and earnings as these changes in fair value and effectiveness are recorded to the financial statements. Simon Group anticipates, on an ongoing basis, the fluctuations to the aforementioned areas will be immaterial to the financial statements taken as a whole.

         On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), which addressed certain revenue recognition policies, including the accounting for overage rent by a landlord. SAB 101 requires overage rent to be recognized as revenue only when each tenant's sales exceeds its sales threshold. Simon Group previously recognized overage rent based on reported and estimated sales through the end of the period, less the applicable prorated base sales amount. Simon Group adopted SAB 101 effective January 1, 2000 and recorded a loss from the cumulative effect of an accounting change of $12.3 million in the first quarter of 2000, which includes Simon Groups $1.8 million share from unconsolidated entities.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

Combined summarized quarterly 2000 and 1999 data is as follows:

                                               FIRST           SECOND             THIRD            FOURTH
                                              QUARTER          QUARTER           QUARTER           QUARTER
                                              -------          -------           -------           -------
2000
------------------------------------
Total revenue                               $    477,851     $    487,659      $    493,926          $561,315
Operating income                                 207,144          216,302           219,413           257,709
Income before extraordinary items and
  cumulative effect of accounting                 71,136           75,912            77,434           122,937
  change
Net income available to common
  shareholders                                    28,243           41,012            42,025            75,248
Income before extraordinary items and
  cumulative effect of accounting           $       0.21     $       0.24      $       0.24             $0.44
  change per Paired Share- Basic and
  Diluted
Net income per Paired Share - Basic         $       0.16     $       0.24      $       0.24             $0.44
  and Diluted
Weighted average Paired Shares
  outstanding                                173,222,954      173,672,074       172,759,374       171,934,468
Diluted weighted average Paired
  Shares outstanding                         173,268,218      173,815,090       172,862,078       172,037,113

1999
------------------------------------
Total revenue                               $    446,093     $    454,006      $    471,171          $521,433
Operating income                                 196,898          206,643           214,782           235,922
Income before unusual and
  extraordinary items                             67,388           67,338            87,125            94,249
Net income available to common
  shareholders                                    34,954           38,462            42,435            51,463
Income before extraordinary items per
  Paired Share - Basic and Diluted          $       0.21     $       0.22      $       0.25             $0.32
Net income per Paired Share - Basic         $       0.21     $       0.22      $       0.24             $0.30
  and Diluted
Weighted average Paired Shares
  outstanding                                168,986,602      173,342,399       173,471,352       173,167,054
Diluted weighted average Paired
  Shares outstanding                         169,168,474      173,609,740       173,542,183       173,182,994
