Form 10-K405, Exhibit 13
period 2001-12-31
SIMON PROPERTY GROUP INC /DE/; SPG REALTY CONSULTANTS INC
filed 2002-03-29
CIK 1063761, 1067173

QuickLinks -- Click here to rapidly navigate through this document

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

Simon Property Group, Inc. and SPG Realty Consultants, Inc. Combined:

	As of or for the Year Ended December 31,
	2001	2000(1)	1999(1)	1998(1)	1997
	(in thousands, except per share data)
OPERATING DATA:
Total revenue	$2,048,835	$2,020,751	$1,892,703	$1,405,559	$1,054,167
Income before unusual item, extraordinary items, and cumulative effect of accounting change	282,297	347,419	316,100	236,230	203,133
Net income available to common shareholders	$147,789	$186,528	$167,314	$133,598	$107,989
BASIC EARNINGS PER PAIRED SHARE:
Income before extraordinary items and cumulative effect of accounting change	$0.87	$1.13	$1.00	$1.02	$1.08
Extraordinary items	—	—	(0.03)	0.04	—
Cumulative effect of accounting change	(0.01)	(0.05)	—	—	—

Net income	$0.86	$1.08	$0.97	$1.06	$1.08

Weighted average Paired Shares outstanding	172,669	172,895	172,089	126,522	99,920
DILUTED EARNINGS PER PAIRED SHARE:
Income before extraordinary items and cumulative effect of accounting change	$0.86	$1.13	$1.00	$1.02	$1.08
Extraordinary items	—	—	(0.03)	0.04	—
Cumulative effect of accounting change	(0.01)	(0.05)	—	—	—

Net income	$0.85	$1.08	$0.97	$1.06	$1.08

Diluted weighted average Paired Shares outstanding	173,028	172,994	172,226	126,879	100,304
Distributions per Paired Share (2)	$2.08	$2.02	$2.02	$2.02	$2.01
BALANCE SHEET DATA:
Cash and cash equivalents	$259,760	$223,111	$157,632	$129,195	$109,699
Total assets	13,810,954	13,937,945	14,223,243	13,277,000	7,662,667
Mortgages and other notes payable	8,841,378	8,728,582	8,768,951	7,973,372	5,077,990
Shareholders' equity	$3,214,691	$3,064,471	$3,253,658	$3,409,209	$1,556,862
OTHER DATA:
Cash flow provided by (used in):
Operating activities	$803,813	$701,516	$627,056	$529,415	$370,907
Investing activities	(279,432)	(75,941)	(612,876)	(2,102,032)	(1,243,804)
Financing activities	(487,732)	(560,096)	14,257	1,592,113	918,287
Ratio of Earnings to Fixed Charges and Preferred Dividends (3)	1.33x	1.37x	1.36x	1.44x	1.54x

Our Funds from Operations (FFO) (4)	$850,117	$793,158	$715,223	$544,481	$415,128

FFO allocable to the Companies	$657,421	$575,655	$520,346	$361,326	$258,049

Simon Property Group, Inc.:

	As of or for the Year Ended December 31,
	2001	2000(1)	1999(1)	1998(1)	1997
	(in thousands, except per share data)
OPERATING DATA:
Total revenue	$2,045,174	$2,012,737	$1,894,971	$1,405,072	$1,054,167
Income before unusual item, extraordinary items, and cumulative effect of accounting change	282,186	355,120	315,499	235,790	203,133
Net income available to common shareholders	$147,708	$192,103	$165,944	$133,286	$107,989
BASIC EARNINGS PER COMMON SHARE:
Income before extraordinary items and cumulative effect of accounting change	$0.87	$1.16	$0.99	$1.01	$1.08
Extraordinary items	—	—	(0.03)	0.04	—
Cumulative effect of accounting change	(0.01)	(0.05)	—	—	—

Net income	$0.86	$1.11	$0.96	$1.05	$1.08

Weighted average shares outstanding	172,669	172,895	172,089	126,522	99,920
DILUTED EARNINGS PER COMMON SHARE:
Income before extraordinary items and cumulative effect of accounting change	$0.86	$1.16	$0.99	$1.01	$1.08
Extraordinary items	—	—	(0.03)	0.04	—
Cumulative effect of accounting change	(0.01)	(0.05)	—	—	—

Net income	$0.85	$1.11	$0.96	$1.05	$1.08

Diluted weighted average shares outstanding	173,028	172,994	172,226	126,879	100,304
Distributions per common share (2)	$2.08	$2.02	$2.02	$2.02	$2.01
BALANCE SHEET DATA:
Cash and cash equivalents	$254,906	$214,404	$154,924	$127,626	$109,699
Total assets	13,793,525	13,911,407	14,199,318	13,269,129	7,662,667
Mortgages and other notes payable	8,841,378	8,728,582	8,768,841	7,990,288	5,077,990
Shareholders' equity	3,204,610	3,054,012	3,237,545	3,394,142	1,556,862

SPG Realty Consultants, Inc.:

	As of or for the Year Ended December 31,
	2001	2000(1)	1999(1)	1998(1)	1997
	(in thousands, except per share data)
OPERATING DATA:
Total revenue	$2,999	$12,479	$2,277	$4,582	$6,214
Net income (loss)	81	(5,575)	1,370	(4,431)	1,177
BASIC and DILUTED EARNINGS PER COMMON SHARE:
Net income (loss)	$0.05	$(3.22)	$0.80	$(5.17)	$2.07
Basic weighted average shares outstanding	1,727	1,729	1,721	857	569
Diluted weighted average shares outstanding	1,730	1,730	1,722	857	569
Distributions per common share (2)	$—	$—	$—	$0.39	$0.40
BALANCE SHEET DATA:
Cash and cash equivalents	$4,854	$8,707	$2,708	$1,569	$4,147
Total assets	20,561	56,864	35,029	46,601	46,063
Mortgages and other notes payable	2,874	29,425	9,958	21,556	36,818
Shareholders' equity	10,080	10,459	16,113	15,067	4,316
Notes
(1)
Notes 3 and 4 to the accompanying financial statements describe the NED Acquisition and other 2000 and 1999 real estate acquisitions, development, and disposals. On September 24, 1998, we merged with Corporate Property Investors, Inc. ("CPI Merger"). Note 2 to the accompanying financial statements describes the basis of presentation.
(2)
Represents distributions declared per period. SRC's distributions were declared prior to the CPI Merger.
(3)
In 2001, includes a $47,000 impairment charge (see Note 4 to the accompanying financial statements). Excluding this charge the ratio would have been 1.39x in 2001. In 1999, includes a $12,000 unusual loss (see Note 13 to the accompanying financial statements) and a total of $12,290 of asset write-downs. Excluding these items, the ratio would have been 1.39x in 1999.
(4)
Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition of Funds from Operations. The 1999 amount is restated to reflect NAREITs clarification of the definition of FFO.

Management's Discussion and Analysis of Financial Condition and Results of Operations

SIMON PROPERTY GROUP, INC. AND SPG REALTY CONSULTANTS, INC. COMBINED

              You should read the following discussion in conjunction with the financial statements and notes thereto that are included in this Form 10-K. Certain statements made in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties include, but are not limited to: national, regional and local economic climates, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, the impact of terrorist activities, environmental liabilities, maintenance of REIT status, and changes in market rates of interest. We undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Overview

              Who we are – Simon Property Group, Inc. ("SPG"), a Delaware corporation, is a self-administered and self-managed real estate investment trust ("REIT"). Each share of common stock of SPG is paired ("Paired Shares") with 1/100th of a share of common stock of SPG Realty Consultants, Inc. ("SRC" and together with SPG, the "Companies"). Simon Property Group, L.P. (the "SPG Operating Partnership") is the primary subsidiary of SPG. Units of ownership interest ("Units") in the SPG Operating Partnership are paired ("Paired Units") with Units in SPG Realty Consultants, L.P. (the "SRC Operating Partnership" and together with the SPG Operating Partnership, the "Operating Partnerships"). The SRC Operating Partnership is the primary subsidiary of SRC. In this report, the terms "we", "us" and "our" refer to the Companies, the Operating Partnerships, and their subsidiaries.

              We are engaged primarily in the ownership, operation, leasing, management, acquisition, expansion and development of real estate properties. Our real estate properties consist primarily of regional malls and community shopping centers. As of December 31, 2001, we owned or held an interest in 252 income- producing properties in the United States, which consisted of 166 regional malls, 72 community shopping centers, five specialty retail centers, four office and mixed-use properties and five value-oriented super-regional malls in 36 states (the "Properties"). We also own 11 parcels of land held for future development (together with the Properties, the "Portfolio" or the "Portfolio Properties"). In addition, we have ownership interests in seven additional retail real estate properties operating in Europe and Canada. Our leases from retail tenants generate the majority of our revenues through:

  •
  Base minimum rents and cart and kiosk rentals
  •
  Overage and percentage rents based on tenants' sales volume
  •
  Recoveries of common area maintenance, real estate tax, and advertising and promotion expenditures

              We also generate revenues due to our size and tenant relationships from:

  •
  Mall marketing initiatives
  •
  Consumer focused strategic corporate alliances
  •
  Delivering competitively priced property operating services to our tenants

              The SPG Operating Partnership also holds substantially all of the economic interest in M.S. Management Associates, Inc. (the "Management Company"). See Note 7 to the attached financial statements for a description of the activities of the Management Company.

              What is a REIT? – A REIT is a company that owns and, in most cases, operates income-producing real estate such as regional malls, community shopping centers, offices, apartments, and hotels. To qualify as a REIT, a company must distribute at least 90 percent of its taxable income to its shareholders annually. Taxes are paid by shareholders on the dividends received and any capital gains. Most states also honor this federal treatment and do not require REITs to pay state income tax. See further discussions on distributions in the Liquidity and Capital Resources section.

Results of Operations

              The year 2001 was marked by the onset of the country's first recession in over ten years and the unprecedented, tragic events of September 11, 2001. In addition the retail industry experienced a significant restructuring of the theater industry and an increase in tenant bankruptcies. During 2001 tenant bankruptcies resulted in the loss of over 1.2 million square feet of regional mall shop space. Despite these challenges our Portfolio demonstrated its resiliency with steady sales per square foot of $378 for regional malls in 2001 compared to $377 in 2000. Despite the losses to bankruptcies, occupancy levels were up slightly in 2001 to 91.9% for regional malls compared to 91.8% in 2000. Our releasing spreads also remained strong with new regional mall store leases signed at $34.88 average initial base rents per square foot in 2001 as compared to average base rents of $29.10 per square foot for regional mall store leases terminating or expiring in the same year, a spread of $5.78, or 20%.

              The following property acquisitions and openings impacted our combined results of operations in the comparative periods. We opened Bowie Towne Center in October 2001 and we sold interests in several Properties throughout the comparative periods (collectively the "Property Transactions"). In addition, we opened Orlando Premium Outlets in May 2000, Arundel Mills in November 2000, Montreal Forum in May 2001, and in October 2001 we acquired a 50% ownership interest in Fashion Valley Mall. See "Liquidity and Capital Resources" and Note 4 to the financial statements for additional information about acquisitions, openings and disposals during the comparative period. The following discussion of the changes in operating income excludes the Property Transactions.

    Year Ended December 31, 2001 vs. Year Ended December 31, 2000

              Our change in operating income was impacted by positive trends in 2001 including a $38.1 million increase in minimum rents, excluding our Simon Brand Venture ("SBV") and Simon Brand Network ("SBN") initiatives. The increase in minimum rent primarily results from steady occupancy levels and the replacement of expiring tenant leases with renewal leases at higher minimum base rents. Revenues from our SBV and SBN initiatives increased $9.6 million including, a $5.6 million contract termination payment. Revenues from temporary tenant rentals increased $5.8 million reflecting our continual effort to maximize the profitability of our mall space. Miscellaneous income increased $1.5 million. This increase includes $5.7 million in fees associated with the Kimsward transaction charged to the Management Company, offset by a decrease in various miscellaneous income items in the prior year. The Kimsward transaction is described in Note 12 in the Notes to Financial Statements. The change in operating income includes the net positive impact of the Property Transactions of $6.6 million.

              These positive trends realized in operating income were offset by an impairment charge of $47.0 million we recorded in 2001 to adjust assets to their estimated fair value in connection with our anticipated disposal of nine properties. In 2000, we recorded a $10.6 million impairment charge on two properties as the contract prices for the sales of these properties as of December 31, 2000 were less than our carrying amounts. We closed the sale of these properties in 2001. We recognized a non-recurring $3.0 million write-down of an investment in 2001 and we wrote-off $2.7 million of miscellaneous technology investments in 2001 both included in other expenses. In addition, we wrote-off $3.0 million of miscellaneous technology investments in 2000 included in other expenses. Depreciation and amortization increased $36.6 million primarily due to an increase in depreciable real estate resulting from renovation and expansion activities, as well as increased tenant cost amortization. Tenant reimbursement revenues, net of reimbursable expenses decreased $19.4 million. This decrease is primarily the result of true-up billings and decreases in recovery ratios. Overage rents decreased $7.8 million resulting from flat sales levels. The sale of outlot land parcels declined in 2001 resulting in a $12.2 million decrease in revenues. Interest income decreased $4.2 million during 2001 due to the lower interest rate environment.

              Interest expense during 2001 decreased $28.1 million, or 4.4% compared to the same period in 2000. This decrease is primarily due to lower interest rates during 2001 and reductions in the corporate credit facilities offset by the issuance of $500.0 million of unsecured notes on January 11, 2001 and $750.0 million in unsecured notes on October 26, 2001.

              Income from unconsolidated entities decreased $19.3 million in 2001, resulting from a $10.2 million increase in income from unconsolidated partnerships and joint ventures, and a $29.5 million decrease in income from the Management Company. The increase in joint venture income related to: lower interest rates; a reduction in real estate taxes due to a real estate tax settlement at one Property; the acquisition of Fashion Valley Mall in 2001; and the full year impact of two Properties that opened in 2000. Included in the Management Company decrease is our net $13.9 million share of the write-off of technology investments, primarily clixnmortar. In addition, the Management Company realized a $3.7 million decrease in various fee revenues, a $3.2 million decrease in land sales, and a $4.3 million increase in overhead expenses. These amounts are partially offset by $12.6 million of income from the Kimsward transaction net of the $5.7 million fee charged by the SPG Operating Partnership. In addition, our share of the increased losses associated with MerchantWired LLC was $14.0 million. We use joint ventures to finance certain properties and to diversify our risk in a particular trade area. These joint ventures are described further in Note 7 to the Notes to Financial Statements. Note 7 also includes combined balance sheets and results of operations for our unconsolidated entities and Item 2 of our Form 10-K lists the Portfolio Properties and our corresponding legal interests.

              During 2001 we recorded a $1.7 million expense as a cumulative effect of an accounting change, which includes our $1.5 million share from unconsolidated entities, due to the adoption of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. During 2000 we recorded a $12.3 million expense as a cumulative effect of an accounting change, which includes our $1.8 million share from unconsolidated entities, due to the adoption of Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 addressed certain revenue recognition policies, including the accounting for overage rent by a landlord. See Note 13 in the Notes to Financial Statements for discussions of the cumulative effect of accounting changes.

              The $2.6 million net gain on the sales of assets in 2001 resulted from the sale of our interests in one regional mall, one community center, and an office building for a gross sales price of approximately $20.3 million. In 2000, we recognized a net gain of $19.7 million on the sale of two regional malls, four community centers, and one office building for a gross sales price of approximately $142.6 million.

              Income before allocation to limited partners was $280.8 million in 2001, which reflects a decrease of $53.7 million, or 16.0% over 2000, primarily for the reasons discussed above. Income before allocation to limited partners was allocated to the Companies based on SPG's direct ownership of Ocean County Mall and certain net lease assets, and the Companies' preferred Unit preferences and weighted average ownership interests in the Operating Partnerships during the period. The Companies' direct and indirect ownership interest in the Operating Partnerships was 72.9% at December 31, 2001 and 72.4% at December 31, 2000.

              The comparability between SRC's balance sheet as of December 31, 2001 and December 31, 2000 and results of operations for the year ended December 31, 2001 and December 31, 2000 have been affected by the following:

  •
  Effective March 31, 2001, ownership of clixnmortar transferred from SRC to the Management Company. See Note 1 of the Notes to Financial Statements for a discussion of the transfer.
  •
  Effective January 1, 2001, ownership of Simon Brand Ventures, LLC transferred from SRC to the SPG Operating Partnership.

              Preferred distributions of the SPG Operating Partnership represent distributions on preferred Units issued in connection with the NED Acquisition. Preferred dividends of subsidiary prior to July 31, 2001 represented distributions on preferred stock of SPG Properties, Inc. See Note 10 for a discussion of the merger of SPG Properties Inc. into SPG.

    Impairment

              As previously mentioned, in connection with our anticipated disposal of nine Properties we recorded a $47.0 million expense for the impairment of certain investment Properties for the year ended December 31, 2001. In general, economic and demographic changes has caused tenants to vacate space at certain lower quality properties, decreasing occupancy rates and leading to declines in the fair values of these assets due to significantly decreased profitability and cash flows from these Properties. In addition, we have committed to a plan to dispose of these assets in 2002. The impairment of these assets was calculated using a combination of cap rate analysis and discounted cash flows from the individual Properties' operations as well as contract prices, if applicable. These nine Properties' cash flows and results of operations were not material to our cash flows and results of operations and their removal from service and sale will not materially affect our ongoing operations.

    Year Ended December 31, 2000 vs. Year Ended December 31, 1999

              Operating income increased $35.8 million or 4.2% in 2000 as compared to 1999. This increase includes the net result of the Property Transactions ($9.7 million). Excluding these transactions, operating income increased approximately $26.1 million or 3.0%, primarily resulting from a $54.6 million increase in minimum rents, a $20.1 million increase in consolidated revenues realized from marketing initiatives throughout the Portfolio from our strategic marketing division, Simon Brand Ventures ("SBV"), a $3.9 million increase in miscellaneous income, and an $8.6 million increase in lease settlements, partially offset by a $31.8 million increase in depreciation and amortization, a $7.2 million increase in corporate expenses previously recorded on the Management Company, primarily due to SBV's, previously part of the Management Company, incorporation as a wholly-owned LLC subsidiary of SRC, a $9.4 million increase in other expenses, and a $10.6 million impairment charge. The increase in minimum rent primarily results from increased occupancy levels, the replacement of expiring tenant leases with renewal leases at higher minimum base rents, and a $5.1 million increase in rents from tenants operating under license agreements. The increase in miscellaneous income results from gift certificate sales previously recorded on the Management Company and incidental fee revenues. The increase in depreciation and amortization is primarily due to an increase in depreciable real estate realized through renovation and expansion activities. We recorded a $10.6 million impairment charge in connection with our anticipated disposal of two properties as the contract prices for the sale of these properties as of December 31, 2000 were less than our carrying amounts. The increase in other expenses includes technology initiative start up costs and the write-off of a $3.0 million investment in piiq.com, an online shopping site that has ceased operations.

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

              The $19.7 million net gain on the sales of assets in 2000 results from the sale of our interests in an office building, two regional malls and four community shopping centers for approximately $142.6 million. In 1999, we recognized a net loss of $7.1 million on the sale of four Properties.

              Income from unconsolidated entities increased $27.9 million in 2000, resulting from a $22.0 million increase in income from the Management Company and a $5.9 million increase in income from unconsolidated partnerships and joint ventures. The increase in Management Company income is primarily the result of a $6.7 million increase in management fees due to property acquisitions and increased minimum rents, $7.3 million of asset write-downs recognized in 1999, $4.6 million in 2000 residual land sales, as well as a $5.3 million increase in the income tax benefit, which is primarily due to the reversal of valuation allowances due to 2000 income and forecasted future income. These increases are offset by our share of the $4.1 million of losses associated with MerchantWired LLC. The increase in income from unconsolidated joint ventures is due to the opening of two new properties in 2000.

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

              Preferred distributions of the SPG Operating Partnership represent distributions on preferred Units issued in connection with the NED Acquisition. Preferred dividends of subsidiary represent distributions on preferred stock of SPG Properties, Inc., which was a 99.999% owned subsidiary of SPG.

Significant Accounting Policies

              Our significant accounting policies are described in detail in Note 5 of the Notes to Financial Statements. The following briefly describes those accounting policies that we feel are most critical to understanding our business for our shareholders:

  •
  Minimum rent revenues are accrued on a straight-line basis over the term of the respective leases. Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenditures are incurred.
  •
  In order to maintain our status as a REIT we are required to distribute 90% of our taxable income in any given year, meet certain asset and income tests, as well as other requirements. We monitor our business and transactions that may potentially impact our REIT status. If we fail to maintain our REIT status then we would be required to pay federal income taxes at regular corporate income tax rates.

  •
  The purchase price for an acquisition of properties is allocated to each investment property or joint venture based upon the estimated fair value of each property. The fair value is calculated based upon the estimated annual cash flow of each property.
  •
  Income from joint ventures is recognized under the equity method of accounting based upon our economic ownership in the joint venture properties after considering partner preferences.
  •
  Allocation of income to the limited partners is based upon the limited partners' direct interest in the Operating Partnerships for the period.

Liquidity and Capital Resources

              Our balance of unrestricted cash and cash equivalents was $259.8 million as of December 31, 2001, including $141.5 million related to our gift certificate program, which we do not consider available for general working capital purposes. We have a $1.25 billion unsecured revolving credit facility (the "Credit Facility") which had available credit of $1.1 billion at December 31, 2001. The Credit Facility bears interest at LIBOR plus 65 basis points and provides for different pricing based upon our corporate credit rating. The Credit Facility has an initial maturity of August 2002, with an additional one-year extension available at our option. SPG and the SPG Operating Partnership also have access to public equity and debt markets. Our current corporate ratings are Baa1by Moody's Investors Service and Bbb+ by Standard & Poor's.

              We anticipate that cash generated from operating performance will provide the funds we need on a short- and long-term basis for operating expenses, interest expense on outstanding indebtedness, recurring capital expenditures, and distributions to shareholders in accordance with REIT requirements. Sources of capital for nonrecurring capital expenditures, such as major building renovations and expansions, as well as for scheduled principal payments, including balloon payments, on outstanding indebtedness are expected to be obtained from:

  •
  excess cash generated from operating performance
  •
  working capital reserves
  •
  additional debt financing
  •
  additional equity raised in the public markets

              These sources may be negatively impacted by the bankruptcy of tenants, declines in occupancy at our malls, or the inability to refinance properties due to lack of terrorism insurance coverage. However, we expect to be able to successfully replace any departing tenants and do not currently anticipate any hindrances in refinancing activities due to lack of terrorism insurance coverage.

    Financing and Debt

              The following table summarizes the material aspects of our future obligations:

	2002	2003 – 2004	2005 – 2007	After 2007	Total
Long Term Debt
Consolidated (1)	$657,377	$2,798,260	$2,907,306	$2,339,663	$8,702,606
Joint Ventures (1)	186,892	455,683	830,331	913,360	2,386,266

Total Long Term Debt	844,269	3,253,943	3,737,637	3,253,023	11,088,872
Ground Lease commitments	7,317	14,011	20,695	468,900	510,923

Total	$851,586	$3,267,954	$3,758,332	$3,721,923	$11,599,795

(1)
Represents our pro rata share of principal maturities and excludes net premiums and discounts.

              The debt of our joint ventures is the liability of the joint venture partnerships and is typically secured by the joint venture property. We guarantee and therefore are only contractually obligated to fund $82.8 million of the total $2.4 billion of joint venture debt. In addition we have guaranteed other obligations totaling approximately $29.7 million on certain unconsolidated entities.

              We had combined consolidated debt of $8.8 billion as of December 31, 2001, of which $7.4 billion was fixed-rate debt, bearing interest at a weighted average rate of 7.2% and $1.4 billion was variable-rate debt bearing interest at a weighted average rate of 3.5%. As of December 31, 2001, we had interest rate protection agreements related to $758.6 million of combined consolidated variable-rate debt. Our interest rate protection agreements did not materially impact interest expense or weighted average borrowing rates in 2001. Our ratio of consolidated debt-to-market capitalization was 52.6% and 57.0% at December 31, 2001 and 2000, respectively.

The following summarizes significant financing and refinancing transactions completed in 2001:

              Secured Indebtedness.    During 2001, we refinanced approximately $401.7 million of mortgage indebtedness on five of the Properties. Our share of the refinanced debt is approximately $275.3 million. The weighted average maturity of the new indebtedness is 7.8 years and the weighted average interest rates decreased from approximately 6.82% to 6.20%.

              Credit Facility.    During 2001 the maximum amount outstanding under our Credit Facility was $863.0 million and the average amount outstanding under the Credit Facility was $581.5 million. The weighted average interest rate was 4.94% for 2001.

              Unsecured Notes.    We again demonstrated our ability to regularly access the unsecured debt market in 2001. On January 11, 2001, we issued $500.0 million of unsecured debt to institutional investors pursuant to Rule 144A in two tranches. The first tranche is $300.0 million bearing an interest rate of 7 3/8% due January 20, 2006 and the second tranche is $200.0 million bearing an interest rate of 7 3/4% due January 20, 2011. The net proceeds of the offering were used to repay the remaining portion of the indebtedness under the credit facility we used to fund the 1998 merger with Corporate Property Investors, Inc. ("CPI") due March 24, 2001 and to repay a portion of the CPI merger facility due September 24, 2001.

              On August 6, 2001, we retired the third and final tranche of the CPI merger facility totaling $435.0 million. We generated the funds used to retire this debt primarily from our $277.0 million financing of four mall properties at a fixed rate of 6.99%, our $110.0 million financing of one office complex at LIBOR plus 115 basis points, and excess cash flow.

              On October 26, 2001, we issued $750.0 million of 6.375% senior unsecured notes due November 15, 2007. We used the net proceeds from the offering to reduce the outstanding balance of the Credit Facility. Ultimately, we plan to retire mortgage indebtedness on six wholly-owned Properties and to retire $250.0 million of 9% bonds that mature in early 2002 with borrowings from the Credit Facility.

    Acquisitions and Disposals

              Acquisitions.    On October 1, 2001, we purchased a 50% interest in Fashion Valley Mall located in San Diego, California for a purchase price of $165.0 million which includes our share of a $200.0 million, seven year mortgage at a fixed rate of 6.5% issued concurrent with the acquisition by the partnership owning the property. We also assumed management responsibilities for this 1.7 million square foot open-air, super-regional mall. On August 20, 2001, Simon Group acquired an additional 21.46% interest in the Fashion Centre at Pentagon City for a total of $77.5 million. The purchase price consisted of cash and an additional capital contribution to the Property.

              Subsequent to December 31, 2001, we signed a definitive agreement to purchase, jointly with Westfield America Trust and The Rouse Company, the assets of Rodamco North America N.V. for $5.3 billion. Our portion of the acquisition includes the purchase of the remaining ownership interests in four of our existing joint venture assets and new ownership interests in nine additional properties. Our share of the purchase price is $1.55 billion including $570.0 million in debt and perpetual preferred stock assumed. The balance will be payable in cash at closing and, initially, will be funded by the existing Credit Facility and an acquisition facility. The purchase price is denominated in Euros.

              We continue to review and evaluate a limited number of acquisition opportunities and will continue our focus on acquiring highly productive, market dominant malls. We believe that acquisition activity is a component of our growth strategy and amounts available under the Credit Facility, together with the ability to issue shares of common stock, Units and debt securities, provide adequate means to finance certain acquisitions. We cannot assure you that we will not be required to, or will not elect to, even if not required to, obtain funds from outside sources, including the sale of debt or equity securities, to finance significant acquisitions, if any.

              See Note 4 to the financial statements for 2000 and 1999 acquisition activity.

              Disposals.    During 2001, we sold our interests in one regional mall, one community center, and one office building for a combined gross sales price of $20.3 million, resulting in a net combined gain of $2.6 million. The net proceeds of approximately $19.6 million were used for general working capital purposes.

              In addition to the Property sales described above, as a continuing part of our long-term strategic plan, we continue to pursue the sale of our remaining non-retail holdings and a number of retail assets that are no longer aligned with our strategic criteria, including four Properties currently under contract for sale. We may decide to sell Properties that are held for use, in which case the sale prices of these assets may differ from the carrying value of the related assets.

              Market Risk – Sensitivity Analysis.    Our combined future earnings, cash flows and fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily LIBOR. Based upon consolidated indebtedness and interest rates at December 31, 2001, a 0.50% increase in the market rates of interest would decrease future earnings and cash flows by approximately $6.5 million, and would decrease the fair value of debt by approximately $537.3 million. A 0.50% decrease in the market rates of interest would increase future earnings and cash flows by approximately $6.5 million, and would increase the fair value of debt by approximately $621.8 million. We manage our exposure to interest rate risk by a combination of interest rate protection agreements to effectively fix or cap a portion of our variable rate debt and by refinancing fixed rate debt at times when rates and terms are appropriate.

              In connection with the expected acquisition of the assets of Rodamco North America N.V. we entered into a EUR 795.1 million collar transaction to manage our exposure to fluctuations in the Euro currency. This derivative transaction effectively maintains our purchase price between a conversion rate of .91 Euros and 0.864 Euros. The fluctuation in earnings, if any, from this transaction will be partially offset by changes in our final purchase price. We believe that this transaction is in the best interest of our shareholders due to the magnitude of our potential exposure. Current hedge accounting explicitly states that the effects of a hedge of a business combination must be reported through earnings and cannot be capitalized as part of the purchase price. Therefore, we expect some volatility in our earnings for the first two quarters of 2002. If the Euro conversion rate at the close of the transaction equals 0.854, then our earnings would be reduced by approximately $8.7 million, including transaction costs. If the Euro conversion rate at the close of the transaction equals 0.92, then our earnings would be increased by approximately $7.2 million, net of transaction costs.

    Development Activity

              We pursue new development as well as strategic expansion and renovation activity when we believe the investment of our capital meets our risk-reward criteria. In response to the weakening economy, we reduced our spending in these areas in 2001 and expect to further reduce our spending in 2002.

              New Developments.    Development activities are an ongoing part of our business. During 2001, we opened two new Properties aggregating approximately 0.8 million square feet of GLA. In total, our share of new developments for Portfolio Properties in 2001 was approximately $121.3 million. With no new developments currently under construction, we expect 2002 pre-development costs to be approximately $10 million.

              Strategic Expansions and Renovations.    One of our key objectives is to increase the profitability and market share of the Properties through the completion of strategic renovations and expansions. We invested approximately $118.2 million on redevelopment projects during 2001. We have some renovation and/or expansion projects currently under construction, or in preconstruction development and expect to invest approximately $100 million on redevelopment in 2002.

              International.    The SPG Operating Partnership has a 32.3% ownership interest in European Retail Enterprises, B.V. ("ERE"), which is accounted for using the equity method of accounting. ERE also operates through a wholly-owned subsidiary Groupe BEG, S.A. ("BEG"). ERE and BEG are fully integrated European retail real estate developers, lessors and managers. Our current total investment in ERE and BEG, including subordinated debt, is approximately $73.4 million. The current estimated additional commitment, including subordinated debt, is approximately $27.6 million. However, since our future commitments are subject to certain performance and other criteria, including our approval of development projects, these additional commitments may vary. The agreements with BEG and ERE are structured to allow us to acquire an additional 28.5% ownership interest over time. As of December 31, 2001, BEG and ERE had four Properties open in Poland and two in France. The structure is described further in Note 7 of the Notes to Financial Statements

              Technology Initiatives.    We continue with our technology initiatives through two investments: MerchantWired LLC and Constellation Real Technologies. Constellation is a consortium of leading real estate companies. Its primary asset is an investment in FacilityPro, a purchasing aggregation company. Our share of the total carrying amount of and receivables from our investments is approximately $36.4 million as of December 31, 2001 with our investment in and receivables from MerchantWired LLC totaling $33.7 million. We own an approximately 53% indirect non-controlling interest in MerchantWired LLC. We, along with the other members of MerchantWired LLC, are in the final stages of negotiating a sale of MerchantWired LLC to a third party for cash and contingent consideration. Completing the sale is subject to finalizing the termination or modification of certain third party contracts, the buyer obtaining credit approval from its lenders, and certain regulatory and other matters. As a condition of this transaction, we will also acquire approximately $24 million of cable and related infrastructure from MerchantWired LLC and will make an $8 million additional contribution to MerchantWired LLC. These proceeds, along with proceeds from other members, will be used by MerchantWired LLC to satisfy amounts outstanding under various lease arrangements and trade payables, resulting in the members being relieved of all guarantee arrangements. We expect the transaction to close in April. The amount of contingent consideration due us and the other members will be determined based upon a multiple of annualized December 2003 and December 2004 MerchantWired LLC revenues. If this transaction is not completed, the future of MerchantWired LLC will be impacted unless MerchantWired LLC is able to obtain future capital commitments.

              Our share of the total carrying amount of and receivables from our investments is approximately $36.4 million as of December 31, 2001 and primarily represents our investment in and receivables from MerchantWired LLC.

    Capital Expenditures on Consolidated Properties

	2001	2000	1999
New Developments	$75	$58	$226
Renovations and Expansions	90	194	248
Tenant Allowances	53	65	65
Operational Capital Expenditures	41	49	27

Total	$259	$366	$566

    Distributions

              The Companies declared a cash dividend of $0.525 per share in the fourth quarter of 2001. The current combined annual distribution rate is $2.10 per Paired Share. Dividends during 2001 aggregated $2.08 per share and dividends during 2000 aggregated $2.02 per share. Future distributions will be determined based on actual results of operations and cash available for distribution. Our required distributions typically exceed our net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. As evidenced by our $803.8 million of net cash provided by operating activities we are able to distribute the required level of dividends.

    Investing and Financing Activities

              Cash used in investing activities of $279.4 million for the year ended December 31, 2001 includes consolidated cash capital expenditures of $282.5 million, investments in unconsolidated joint ventures of $147.9 million, acquisition costs of $164.3 million, and advances to the Management Company of $1.2 million. Capital expenditures include development costs of $68.4 million, renovation and expansion costs of $124.3 million and tenant costs and other operational capital expenditures of $89.8 million. These cash uses are partially offset by distributions from unconsolidated entities of $289.0 million, cash from the consolidation of the SPG Administrative Services Partnership, L.P. of $8.0 million and net proceeds of $19.6 million from the sale of the three Properties previously mentioned.

              Cash used in financing activities for the year ended December 31, 2001 was $487.7 million and includes net distributions of $595.6 million, offset by proceeds from net borrowings of $107.9 million.

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

              We believe that there are several important factors that contribute to our ability to increase rent and improve profitability of our shopping centers, including aggregate tenant sales volume, sales per square foot, occupancy levels and tenant occupancy costs. Each of these factors has a significant effect on EBITDA. We believe that EBITDA is an effective measure of shopping center operating performance because:

  •
  it is industry practice to evaluate real estate properties based on operating income before interest, taxes, depreciation and amortization, which is generally equivalent to EBITDA
  •
  EBITDA is unaffected by the debt and equity structure of the property owner.

              However, you should understand that EBITDA:

  •
  does not represent cash flow from operations as defined by accounting principles generally accepted in the United States
  •
  should not be considered as an alternative to net income as a measure of operating performance
  •
  is not indicative of cash flows from operating, investing and financing activities
  •
  is not an alternative to cash flows as a measure of liquidity.

              The following summarizes total EBITDA for the Portfolio Properties and the operating profit margin of such properties, which is equal to total EBITDA expressed as a percentage of total revenue:

(in thousands)	2001	% change	2000	% change	1999	% change
Consolidated Properties (2)	$1,336,745		$1,329,159		$1,236,421
Unconsolidated Properties	853,515		788,257		606,710

Total Portfolio Properties (2)	$2,190,260	3.4%	$2,117,416	14.9%	$1,843,131	35.4%

After minority interest (1)	$1,657,740	1.8%	$1,628,170	11.9%	$1,455,272	36.2%

Operating profit margin of the Portfolio Properties	64.9%		65.0%		65.3%
(1)
EBITDA after minority interest represents our allocable portion of earnings before interest, taxes, depreciation and amortization for all Properties based on our economic ownership in each Property.

(2)
Excludes impairment on investment properties of $47.0 million in 2001 and $10.6 million in 2000, and technology results of operations and write-offs of $2.8 million in 2001 and $8.5 million in 2000.

              Our compound annual growth rate from 1999 to 2001 was 9.0%. This growth is primarily the result of increased rental rates, sustained tenant sales, improved occupancy levels, effective control of operating costs and the addition of GLA to the Portfolio through strategic expansions and renovations. Offsetting the slowing trends in EBITDA was the $28.1 million decrease in interest expense in 2001 from 2000 as a result of the lower interest rate environment. The leverage inherent in the mall business acts as a natural hedge in a weakening economy, in which it is more difficult to sustain operating profits. A lower interest rate environment will cushion the impact of soft-core business fundamentals.

Funds from Operations ("FFO")

              FFO is an important and widely used measure of the operating performance of REITs, which provides a relevant basis for comparison among REITs. FFO, as defined by NAREIT, means consolidated net income without giving effect to real estate related depreciation and amortization, gains or losses from extraordinary items and gains or losses on sales of real estate, plus the allocable portion, based on economic ownership interest, of funds from operations of unconsolidated joint ventures, all determined on a consistent basis in accordance with accounting principles generally accepted in the United States. Effective January 1, 2000, we adopted NAREIT's clarification in the definition of FFO, which requires the inclusion of the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting change or resulting from the sales of depreciable real estate. However, we also exclude from FFO write-off of technology investments and impairment of investment properties. In addition, FFO:

  •
  does not represent cash flow from operations as defined by accounting principles generally accepted in the United States
  •
  should not be considered as an alternative to net income as a measure of operating performance
  •
  is not an alternative to cash flows as a measure of liquidity.

              The following summarizes our FFO and that of the Companies and reconciles our combined income before unusual item, extraordinary items and cumulative effect of accounting change to our FFO for the periods presented:

	For the Year Ended December 31,
	2001	2000	1999(1)
	(in thousands)
Our FFO	$850,117	$793,158	$715,223

Increase in FFO from prior period	7.2%	10.9%	31.4%

Reconciliation:
Income before unusual item, extraordinary items and cumulative effect of accounting change	$282,297	$347,419	$316,100
Plus:
Depreciation and amortization from combined consolidated properties	452,428	418,670	381,265
Our share of depreciation and amortization and other items from unconsolidated affiliates	138,814	119,562	97,247
Loss (gain) on sale of real estate	(2,610)	(19,704)	7,062
Unusual Item	—	—	(12,000)
Write-off of technology investments	16,645	—	—
Impairment of investment properties	47,000	10,572	—
Less:
Minority interest portion of depreciation and amortization and extraordinary items	(7,012)	(5,951)	(5,128)
Preferred distributions (Including those of subsidiaries)	(77,445)	(77,410)	(69,323)

Our FFO	$850,117	$793,158	$715,223

FFO allocable to the Companies	$657,421	$575,655	$520,346

(1)
Restated to reflect NAREIT's clarification of the definition of FFO.

Portfolio Data

              Operating statistics give effect to newly acquired properties beginning in the year of acquisition. The value-oriented super-regional mall category consists of Arizona Mills, Arundel Mills, Grapevine Mills, Concord Mills and Ontario Mills. Operating statistics do not include those properties located outside of the United States. The following table summarizes some of the key operating statistics we feel are necessary to understand our business:

	2001	% Change		2000	% Change	1999	% Change (1)
Occupancy
Regional Malls	91.9%			91.8%		90.6%
Value-Oriented Super-Regional Malls	93.7%			92.9%		95.1%
Community Shopping Centers	89.3%			91.5%		88.6%
Average Base Rent per Square Foot
Regional Malls	$29.28	3.4%		$28.31	3.6%	$27.33	6.3%
Value-Oriented Super-Regional Malls	$17.45	0.0%		$17.45	6.8%	$16.34	(0.4%	)
Community Shopping Centers	$9.87	5.4%		$9.36	12.0%	$8.36	8.9%
Comparable Sales Per Square Foot
Regional Malls	$383.4	(0.2%	)	$384.1	1.8%	$377.4	9.1%
Community Shopping Centers	$201.5	6.7%		$188.8	1.1%	$186.8	5.7%

Tenant Occupancy Cost	12.6%			12.1%		12.3%

(1) – Includes the impact of our merger with Corporate Property Investors, Inc. in September 1998.

              Occupancy Levels and Average Base Rents.    Occupancy and average base rent is based on mall and freestanding GLA owned by the Operating Partnerships ("Owned GLA") at mall and freestanding stores in the regional malls and all tenants at value-oriented regional malls and community shopping centers. We believe the continued growth in regional mall occupancy is a result of a significant increase in the overall quality of our Portfolio. The result of the increase in occupancy is a direct or indirect increase in nearly every category of revenue. Our portfolio has maintained occupancy and increased average base rents even in the slowing economy in 2001.

              Comparable Sales per Square Foot.    Sales Volume includes total reported retail sales at Owned GLA in the regional malls and all reporting tenants at community shopping centers. Our properties generated $18.5 billion in gross tenant sales at Owned GLA in 2001. Retail sales at Owned GLA affect revenue and profitability levels because they determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) the tenants can afford to pay.

              Tenant Occupancy Costs.    A tenant's ability to pay rent is affected by the percentage of its sales represented by occupancy costs, which consist of rent and expense recoveries. As sales levels increase, if expenses subject to recovery are controlled, the tenant can pay higher rent. We believe we are one of the lowest-cost providers of retail space, which has permitted the rents in both regional malls and community shopping centers to increase without raising a tenant's total occupancy cost beyond its ability to pay. We also believe that our continuing efforts to increase sales while controlling property operating expenses will continue the trend of increasing rents at the Properties.

Retail Climate and Tenant Bankruptcies

              A number of local, regional, and national retailers, including both in-line and anchor tenants, announced store closings or filed for bankruptcy in 2001. Some changeover in tenants is normal in our business. We lost over 1.2 million square feet of mall shop tenants in 2001 to bankruptcies. Pressures which affect consumer confidence, job growth, energy costs and income gains, however, can affect retail sales growth and a continuing soft economic cycle may impact our ability to retenant property vacancies resulting from these store closings or bankruptcies.

              The geographical diversity of our Portfolio mitigates some of our risk in the event of an economic downturn. In addition, the diversity of our tenant mix also is a factor because no single retailer represents either more than 2.0% of total GLA or more than 3.5% of our annualized base minimum rent. Bankruptcies and store closings may, in some circumstances, create opportunities for us to release spaces at higher rents to tenants with enhanced sales performance. Our previously demonstrated ability to successfully retenant anchor and in line store locations reflects our resilience to fluctuations in economic cycles. While these factors reflect some of the inherent strengths of our portfolio in a difficult retail environment, successful execution of a releasing strategy is not assured.

Energy Management Services

              On September 30, 1999, Simon Property Group, L.P. entered into a multi-year contract with Enron Energy Services for Enron to supply or manage all of the energy commodity requirements for the wholly-owned properties and many of the company's joint venture partnerships. As result of the December bankruptcy filing by Enron, we assumed total control over the management of its energy assets throughout the portfolio, including the purchase and payment of utilities and maintenance and repair of energy related equipment. The majority of these costs and expenses are recoverable from our tenants.

              In addition, as part of our original agreement with Enron we required that it contract with our existing service providers for the maintenance and repair work on our energy assets. This allowed us to convert back to our prior contractual agreements while keeping the same work force and scope of work. There was no service interruption to any of our malls or tenants, and we are once again actively self-managing our energy business, just as we had done prior to the Enron contract. Enron has not formally rejected our contract yet, although we expect that to occur. We do not anticipate adverse financial consequences from the Enron bankruptcy and ultimate rejection of our contract.

Insurance

              Our portfolio-wide general liability and property insurance policies expired on December 31, 2001. We renewed these policies, the cost of which is predominantly passed through to tenants, at similar coverage levels, but at price increases aggregating approximately 30%. All of our Portfolio Properties have insurance coverage for 2002. The exception to coverage levels is in the area of terrorism, which is now excluded in our new property coverage. Terrorism coverage is simply not available today at any reasonable pricing level and Congress did not act to provide any type of supplemental or substitute coverage. To offset the drastic increases in insurance costs, we have taken measures to keep overall recoverable costs down to ensure that tenant costs per square foot do not increase significantly. We believe that we are in compliance with all insurance provisions of our debt agreements even though we lack terrorism insurance coverage. Some new loans are being quoted and closed without terrorism coverage, so this is not hindering our access to capital.

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

Environmental Matters

              See Note 11 in the Notes to Financial Statements for discussion of environmental matters.

New Accounting Pronouncements

              See Note 13 in the Notes to Financial Statements for a discussion of the impact of new accounting pronouncements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Simon Property Group, Inc. and SPG Realty Consultants, Inc.:

              We have audited the accompanying combined balance sheets of Simon Property Group, Inc. and subsidiaries and its paired share affiliate, SPG Realty Consultants, Inc. and subsidiaries (see Note 2), as of December 31, 2001 and 2000, and the related combined statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. We have also audited the accompanying consolidated balance sheets of SPG Realty Consultants, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

              In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Simon Property Group, Inc. and subsidiaries and its paired share affiliate, SPG Realty Consultants, Inc. and subsidiaries, as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, the consolidated financial position of Simon Property Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, and the consolidated financial position of SPG Realty Consultants, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

              As explained in Note 13 to the financial statements, effective January 1, 2001, the Companies adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended in June of 2000 by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments. As explained in Note 13 to the financial statements, effective January 1, 2000, the Companies adopted Staff Accounting Bulletin No. 101, which addressed certain revenue recognition policies, including the accounting for overage rent by a landlord.

                      ARTHUR ANDERSEN LLP

Indianapolis, Indiana
March 28, 2002.

Simon Property Group, Inc. and SPG Realty Consultants, Inc.
Combined Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31, 2001	December 31, 2000
ASSETS:
Investment properties, at cost	$13,194,396	$13,045,133
Less – accumulated depreciation	1,877,175	1,480,719

	11,317,221	11,564,414
Cash and cash equivalents	259,760	223,111
Tenant receivables and accrued revenue, net	316,842	302,198
Notes and advances receivable from Management Company and affiliates	79,738	182,401
Investment in unconsolidated entities, at equity	1,451,137	1,315,836
Goodwill, net	37,212	38,384
Deferred costs and other assets, net	303,400	269,867
Minority interest, net	45,644	41,734

	$13,810,954	$13,937,945

LIABILITIES:
Mortgages and other indebtedness	$8,841,378	$8,728,582
Accounts payable and accrued expenses	544,431	451,207
Cash distributions and losses in partnerships and joint ventures, at equity	26,084	44,634
Accrued dividends	816	18,266
Other liabilities	212,463	227,552

Total liabilities	9,625,172	9,470,241

COMMITMENTS AND CONTINGENCIES (Note 11)
LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIPS	820,239	913,482
LIMITED PARTNERS' PREFERRED INTEREST IN THE SPG OPERATING PARTNERSHIP (Note 10)	150,852	149,885
PREFERRED STOCK OF SUBSIDIARY (Note 10, Liquidation value $350,000)	—	339,866

SHAREHOLDERS' EQUITY:
CAPITAL STOCK OF SIMON PROPERTY GROUP, INC. (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):
All series of preferred stock, 100,000,000 shares authorized, 16,879,896 and 5,881,116 issued and outstanding, respectively. Liquidation values $907,845 and $559,065, respectively.	877,468	538,684
Common stock, $.0001 par value, 400,000,000 shares authorized, 172,700,861 and 170,840,315 issued, respectively	17	17
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 3,200,000 issued and outstanding	1	1
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding	—	—
CAPITAL STOCK OF SPG REALTY CONSULTANTS, INC.:
Common stock, $.0001 par value, 7,500,000 shares authorized, 1,759,049 and 1,740,443 issued and outstanding, respectively	—	—
Capital in excess of par value	3,347,567	3,313,557
Accumulated deficit	(927,654)	(715,288)
Accumulated other comprehensive income	(9,893)	—
Unamortized restricted stock award	(20,297)	(19,982)
Common stock held in treasury at cost, 2,098,555 shares	(52,518)	(52,518)

Total shareholders' equity	3,214,691	3,064,471

	$13,810,954	$13,937,945

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and SPG Realty Consultants, Inc.
Combined Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,
	2001	2000	1999
REVENUE:
Minimum rent	$1,271,142	$1,227,782	$1,146,659
Overage rent	48,534	56,438	60,976
Tenant reimbursements	606,516	602,829	583,777
Other income	122,643	133,702	101,291

Total revenue	2,048,835	2,020,751	1,892,703

EXPENSES:
Property operating	329,030	320,548	294,699
Depreciation and amortization	453,557	420,065	382,176
Real estate taxes	198,190	191,190	187,627
Repairs and maintenance	77,940	73,918	70,760
Advertising and promotion	64,941	65,797	65,843
Provision for credit losses	8,415	9,644	8,541
Other	36,344	39,021	28,812
Impairment on investment properties	47,000	10,572	—

Total operating expenses	1,215,417	1,130,755	1,038,458

OPERATING INCOME	833,418	889,996	854,245
Interest expense	607,625	635,678	579,593

Income before minority interest	225,793	254,318	274,652
Minority interest	(10,593)	(10,370)	(10,719)
Gain (loss) on sales of assets, net	2,610	19,704	(7,062)
Income tax benefit of SRC	—	—	3,374

Income before unconsolidated entities	217,810	263,652	260,245
Income from unconsolidated entities	64,487	83,767	55,855

Income before unusual item, extraordinary items, and cumulative effect of accounting change	282,297	347,419	316,100
Unusual item (Note 11)	—	—	(12,000)
Extraordinary items – Debt related transactions	163	(649)	(6,705)
Cumulative effect of accounting change (Note 13)	(1,700)	(12,342)	—

Income before allocation to limited partners	280,760	334,428	297,395
LESS:
Limited partners' interest in the Operating Partnerships	55,526	70,490	60,758
Preferred distributions of the SPG Operating Partnership	11,417	11,267	2,917
Preferred dividends of subsidiary	14,668	29,335	29,335

NET INCOME	199,149	223,336	204,385
Preferred dividends	(51,360)	(36,808)	(37,071)

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$147,789	$186,528	$167,314

BASIC EARNINGS PER COMMON PAIRED SHARE:
Income before extraordinary items and cumulative effect of accounting change	$0.87	$1.13	$1.00
Net income	$0.86	$1.08	$0.97

DILUTED EARNINGS PER COMMON PAIRED SHARE:
Income before extraordinary items and cumulative effect of accounting change	$0.86	$1.13	$1.00
Net income	$0.85	$1.08	$0.97

Net Income	$199,149	$223,336	$204,385
Other comprehensive income (Note 5)	(9,893)	5,852	(5,978)

Comprehensive Income	$189,256	$229,188	$198,407

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and SPG Realty Consultants, Inc.
Combined Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$199,149	$223,336	$204,385
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	464,892	430,472	394,004
Impairment on investment properties	47,000	10,572	—
Unusual item	—	—	12,000
Extraordinary items	(163)	649	6,705
Cumulative effect of accounting change	1,700	12,342	—
(Gain) Loss on sales of assets, net	(2,610)	(19,704)	7,062
Limited partners' interest in Operating Partnerships	55,526	70,490	60,758
Preferred dividends of Subsidiary	14,668	29,335	29,335
Preferred distributions of the SPG Operating Partnership	11,417	11,267	2,917
Straight-line rent	(11,014)	(15,590)	(17,995)
Minority interest	10,593	10,370	10,719
Equity in income of unconsolidated entities	(64,487)	(83,767)	(55,855)
Other	—	3,000	(3,374)
Changes in assets and liabilities –
Tenant receivables and accrued revenue	2,335	(8,482)	(36,960)
Deferred costs and other assets	(37,932)	(10,086)	(23,090)
Accounts payable, accrued expenses and other liabilities	112,739	37,312	36,445

Net cash provided by operating activities	803,813	701,516	627,056

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(164,295)	(1,325)	(339,065)
Capital expenditures	(282,545)	(419,382)	(504,561)
Cash from consolidation of ASP, mergers, acquisitions and consolidation of joint ventures, net	8,004	—	83,169
Net proceeds from sale of assets and investment	19,550	164,574	58,703
Investments in unconsolidated entities	(147,933)	(161,580)	(83,125)
Distributions from unconsolidated entities	288,960	362,091	221,707
Investments in and advances to Management Company and affiliate	(1,173)	(20,319)	(46,704)
Other investing activities	—	—	(3,000)

Net cash used in investing activities	(279,432)	(75,941)	(612,876)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common and preferred stock, net	8,085	1,208	2,069
Purchase of treasury stock and limited partner units	—	(50,972)	—
Minority interest distributions, net	(13,982)	(16,224)	(13,925)
Preferred dividends of Subsidiary	(14,668)	(29,335)	(29,335)
Preferred distributions of the SPG Operating Partnership	(11,417)	(11,267)	(2,913)
Preferred dividends and distributions to shareholders	(428,968)	(369,979)	(385,878)
Distributions to limited partners	(134,711)	(131,923)	(129,941)
Mortgage and other note proceeds, net of transaction costs	2,454,994	1,474,527	2,168,069
Mortgage and other note principal payments	(2,347,065)	(1,426,131)	(1,593,889)

Net cash provided by (used in) financing activities	(487,732)	(560,096)	14,257

INCREASE IN CASH AND CASH EQUIVALENTS	36,649	65,479	28,437
CASH AND CASH EQUIVALENTS, beginning of period	223,111	157,632	129,195

CASH AND CASH EQUIVALENTS, end of period	$259,760	$223,111	$157,632

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and SPG Realty Consultants, Inc.
Combined Statements of Shareholders' Equity
(Dollars in thousands)

	SPG Preferred Stock	SPG Common Stock	SRC Common Stock	Accumulated Other Comprehensive Income	Capital in Excess of Par Value	Accumulated Deficit	Unamortized Restricted Stock Award	Common Stock Held in Treasury	Total Shareholders' Equity
Balance at December 31, 1998	$717,916	$17	$—	$126	$3,083,213	$(372,313)	$(19,750)	$—	$3,409,209
Preferred stock conversion (5,926,440 shares)	(199,320)	1			199,319				—
Common stock issued as dividend (153,890 shares)					4,030				4,030
Preferred stock issued in acquisition	24,242								24,242
Stock incentive program (537,861 shares)					13,635		(12,990)		645
Amortization of stock incentive							10,601		10,601
Shares purchased by subsidiary (310,955 shares)								(7,981)	(7,981)
Stock options exercised (82,988 shares)					2,138				2,138
Transfer out of limited partners' interest in the Operating Partnerships					(4,310)				(4,310)
Distributions						(383,323)			(383,323)
Other comprehensive income				(5,978)					(5,978)
Net income						204,385			204,385

Balance at December 31, 1999	$542,838	$18	$—	$(5,852)	$3,298,025	$(551,251)	$(22,139)	$(7,981)	$3,253,658

Series A Preferred stock conversion (84,046 Paired Shares)	(2,827)				2,827				—
Series B Preferred stock conversion (36,913 Paired Shares)	(1,327)				1,327				—
Common stock issued as dividend (1,242 Paired Shares)					31				31
Stock options exercised (27,910 Paired Shares)					1,036				1,036
Other					85				85
Stock incentive program (417,994 Paired Shares, net)					9,613		(9,613)		—
Amortization of stock incentive							11,770		11,770
Shares purchased by subsidiary (191,500 Paired Shares)								(4,539)	(4,539)
Treasury shares purchased (1,596,100 Paired Shares)								(39,998)	(39,998)
Transfer out of limited partners' interest in the Operating Partnerships					613				613
Distributions						(387,373)			(387,373)
Other comprehensive income				5,852					5,852
Net income						223,336			223,336

Balance at December 31, 2000	$538,684	$18	$—	$—	$3,313,557	$(715,288)	$(19,982)	$(52,518)	$3,064,471

Series A Preferred stock conversion (46,355 Paired Shares)	(1,558)				1,558				—
Common stock issued as dividend (442 Paired Shares)					12				12
Conversion of preferred stock of subsidiary (Note 10)	340,000								340,000
Conversion of Limited Partner Units (958,997 Paired Shares, Note 10)					10,880				10,880
Stock options exercised (400,026 Paired Shares)					8,831				8,831
Series E and Series G Preferred Stock accretion	342								342
Stock incentive program (454,726 Paired Shares, net)					11,827		(11,827)		—
Amortization of stock incentive							11,512		11,512
Other					(259)				(259)
Transfer out of limited partners' interest in the Operating Partnerships					1,262				1,262
Distributions					(101)	(411,515)			(411,616)
Other comprehensive income (Note 5)				(9,893)					(9,893)
Net income						199,149			199,149

Balance at December 31, 2001	$877,468	$18	$—	$(9,893)	$3,347,567	$(927,654)	$(20,297)	$(52,518)	$3,214,691

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31, 2001	December 31, 2000
ASSETS:
Investment properties, at cost	$13,187,235	$13,037,506
Less – accumulated depreciation	1,875,751	1,479,378

	11,311,484	11,558,128

Cash and cash equivalents	254,906	214,404
Tenant receivables and accrued revenue, net	314,830	296,785
Notes and advances receivable from Management Company and affiliates	82,612	182,401
Note receivable from the SRC Operating Partnership (Interest at 8%, due 2009)	—	29,425
Investment in unconsolidated entities, at equity	1,443,618	1,308,838
Goodwill, net	37,212	38,384
Deferred costs and other assets, net	303,219	240,665
Minority interest, net	45,644	42,377

	$13,793,525	$13,911,407

LIABILITIES:
Mortgages and other indebtedness	$8,841,378	$8,728,582
Accounts payable and accrued expenses	540,466	439,190
Cash distributions and losses in partnerships and joint ventures, at equity	26,084	44,634
Accrued dividends	816	18,266
Other liabilities	212,823	227,481

Total liabilities	9,621,567	9,458,153

COMMITMENTS AND CONTINGENCIES (Note 11)
LIMITED PARTNERS' INTEREST IN THE SPG OPERATING PARTNERSHIP	816,496	909,491
LIMITED PARTNERS' PREFERRED INTEREST IN THE SPG OPERATING PARTNERSHIP (Note 10)	150,852	149,885
PREFERRED STOCK OF SUBSIDIARY (Note 10, Liquidation value $350,000)	—	339,866
SHAREHOLDERS' EQUITY (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):
All series of preferred stock, 100,000,000 shares authorized, 16,879,896 and 5,881,116 issued and outstanding, respectively. Liquidation values $907,845 and $559,065, respectively.	877,468	538,684
Common stock, $.0001 par value, 400,000,000 shares authorized, 172,700,861 and 170,840,315 issued, respectively	17	17
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 3,200,000 issued and outstanding	1	1
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding	—	—
Capital in excess of par value	3,333,485	3,299,016
Accumulated deficit	(923,842)	(711,395)
Accumulated other comprehensive income	(9,893)	—
Unamortized restricted stock award	(20,297)	(19,982)
Common stock held in treasury at cost, 2,098,555 shares	(52,329)	(52,329)

Total shareholders' equity	3,204,610	3,054,012

	$13,793,525	$13,911,407

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Consolidated Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,
	2001	2000	1999
REVENUE:
Minimum rent	$1,271,223	$1,227,857	$1,146,098
Overage rent	48,534	56,438	60,976
Tenant reimbursements	606,515	602,829	583,780
Other income	118,902	125,613	104,117

Total revenue	2,045,174	2,012,737	1,894,971

EXPENSES:
Property operating	327,276	310,728	294,347
Depreciation and amortization	453,466	419,922	381,823
Real estate taxes	198,190	191,180	187,506
Repairs and maintenance	77,937	73,916	70,752
Advertising and promotion	64,941	65,470	65,843
Provision for credit losses	8,419	9,644	8,522
Other	34,811	32,313	27,811
Impairment on investment properties	47,000	10,572	—

Total operating expenses	1,212,040	1,113,745	1,036,604

OPERATING INCOME	833,134	898,992	858,367
Interest expense	607,499	637,173	579,848

Income before minority interest	225,635	261,819	278,519
Minority interest	(10,715)	(10,725)	(10,719)
Gain (loss) on sales of assets, net	2,603	19,704	(1,942)

Income before unconsolidated entities	217,523	270,798	265,858
Income from unconsolidated entities	64,663	84,322	49,641

Income before unusual item, extraordinary items, and cumulative effect of accounting change	282,186	355,120	315,499
Unusual item (Note 11)	—	—	(12,000)
Extraordinary items – Debt related transactions	163	(649)	(6,705)
Cumulative effect of accounting change (Note 13)	(1,700)	(12,342)	—

Income before allocation to limited partners	280,649	342,129	296,794
LESS:
Limited partners' interest in the Operating Partnerships	55,496	72,616	61,527
Preferred distributions of the SPG Operating Partnership	11,417	11,267	2,917
Preferred dividends of subsidiary	14,668	29,335	29,335

NET INCOME	199,068	228,911	203,015
Preferred dividends	(51,360)	(36,808)	(37,071)

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$147,708	$192,103	$165,944

BASIC EARNINGS PER COMMON SHARE:
Income before extraordinary items and cumulative effect of accounting change	$0.87	$1.16	$0.99
Net income	$0.86	$1.11	$0.96

DILUTED EARNINGS PER COMMON SHARE:
Income before extraordinary items and cumulative effect of accounting change	$0.86	$1.16	$0.99
Net income	$0.85	$1.11	$0.96

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	172,669	172,895	172,089

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	173,028	172,994	172,226

Net Income	$199,068	$228,911	$203,015
Other comprehensive income (Note 5)	(9,893)	5,852	(5,978)

Comprehensive Income	$189,175	$234,763	$197,037

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$199,068	$228,911	$203,015
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	464,801	430,329	393,650
Impairment on investment property	47,000	10,572	—
Unusual item	—	—	12,000
Extraordinary items	(163)	649	6,705
Cumulative effect of accounting change	1,700	12,342	—
(Gain) Loss on sales of assets, net	(2,603)	(19,704)	1,942
Limited partners' interest in Operating Partnership	55,496	72,616	61,527
Preferred dividends of Subsidiary	14,668	29,335	29,335
Preferred distributions of the SPG Operating Partnership	11,417	11,267	2,917
Straight-line rent	(11,014)	(15,590)	(17,998)
Minority interest	10,715	10,725	10,719
Equity in income of unconsolidated entities	(64,663)	(84,322)	(49,641)
Changes in assets and liabilities –
Tenant receivables and accrued revenue	3,213	(3,715)	(36,994)
Deferred costs and other assets	(40,777)	(2,782)	(23,524)
Accounts payable, accrued expenses and other liabilities	110,886	26,084	36,123

Net cash provided by operating activities	799,744	706,717	629,776

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(164,295)	(1,325)	(339,065)
Capital expenditures	(282,842)	(409,428)	(491,357)
Cash from consolidation of ASP, mergers, acquisitions and consolidation of joint ventures, net	8,156	—	83,169
Proceeds from sale of assets and investment	19,550	164,574	46,750
Investments in unconsolidated entities	(147,933)	(161,580)	(83,124)
Distributions from unconsolidated entities	288,960	360,292	221,509
Investments in and advances to Management Company and affiliate	1,378	(20,319)	(46,704)
Mortgage loan payoff from the SRC Operating Partnership	—	—	20,565
Loan to the SRC Operating Partnership	5,598	(19,577)	(9,848)

Net cash used in investing activities	(271,428)	(87,363)	(598,105)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common and preferred stock, net	8,003	1,175	1,463
Purchase of treasury stock and limited partner units	—	(50,828)	—
Minority interest distributions, net	(13,982)	(16,224)	(14,923)
Preferred dividends of Subsidiary	(14,668)	(29,335)	(29,335)
Preferred distributions of the SPG Operating Partnership	(11,417)	(11,267)	(2,913)
Preferred dividends and distributions to shareholders	(428,968)	(369,979)	(385,878)
Distributions to limited partners	(134,711)	(131,923)	(129,941)
Note payoff to the SRC Operating Partnership	—	—	(17,907)
Mortgage and other note proceeds, net of transaction costs	2,454,994	1,474,527	2,168,069
Mortgage and other note principal payments	(2,347,065)	(1,426,020)	(1,593,008)

Net cash used in financing activities	(487,814)	(559,874)	(4,373)

INCREASE IN CASH AND CASH EQUIVALENTS	40,502	59,480	27,298
CASH AND CASH EQUIVALENTS, beginning of period	214,404	154,924	127,626

CASH AND CASH EQUIVALENTS, end of period	$254,906	$214,404	$154,924

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Consolidated Statements of Shareholders' Equity
(Dollars in thousands)

	Preferred Stock	All Classes of Common Stock	Accumulated Other Comprehensive Income	Capital in Excess of Par Value	Accumulated Deficit	Unamortized Restricted Stock Award	Common Stock Held in Treasury	Total Shareholders' Equity
Balance at December 31, 1998	$717,916	$17	$126	$3,068,458	$(372,625)	$(19,750)	$—	$3,394,142
Preferred stock conversion (5,926,440 shares)	(199,320)	1		198,786				(533)
Common stock issued as dividend (153,890 shares)				4,016				4,016
Preferred stock issued in acquisition	24,242							24,242
Stock incentive program (537,861 shares)				13,587		(12,990)		597
Amortization of stock incentive						10,601		10,601
Shares purchased by subsidiary (310,955 shares)							(7,953)	(7,953)
Stock options exercised (82,988 shares)				2,131				2,131
Transfer out of limited partners' interest in the SPG Operating Partnership				(3,412)				(3,412)
Distributions					(383,323)			(383,323)
Other comprehensive income			(5,978)					(5,978)
Net income					203,015			203,015

Balance at December 31, 1999	$542,838	$18	$(5,852)	$3,283,566	$(552,933)	$(22,139)	$(7,953)	$3,237,545

Series A Preferred stock conversion (84,046 Paired Shares)	(2,827)			2,819				(8)
Series B Preferred stock conversion (36,913 Paired Shares)	(1,327)			1,324				(3)
Common stock issued as dividend (1,242 Paired Shares)				31				31
Stock options exercised (27,910 Paired Shares)				1,036				1,036
Other				85				85
Stock incentive program (417,994 Paired Shares, net)				9,573		(9,613)		(40)
Amortization of stock incentive						11,770		11,770
Shares purchased by subsidiary (191,500 Paired Shares)							(4,522)	(4,522)
Treasury shares purchased (1,596,100 Paired Shares)							(39,854)	(39,854)
Transfer out of limited partners' interest in the SPG Operating Partnership				582				582
Distributions					(387,373)			(387,373)
Other comprehensive income			5,852					5,852
Net income					228,911			228,911

Balance at December 31, 2000	$538,684	$18	$—	$3,299,016	$(711,395)	$(19,982)	$(52,329)	$3,054,012

Series A Preferred stock conversion (46,355 Paired Shares)	(1,558)			1,554				(4)
Common stock issued as dividend (442 Paired Shares)				12				12
Conversion of preferred stock of subsidiary (Note 10)	340,000							340,000
Conversion of Limited Partner Units (958,997 Paired Shares, Note 10)				10,794				10,794
Stock options exercised (400,026 Paired Shares)				8,795				8,795
Series E and Series G Preferred Stock accretion	342							342
Stock incentive program (454,726 Paired Shares, net)				11,786		(11,827)		(41)
Amortization of stock incentive						11,512		11,512
Other				(259)				(259)
Transfer out of limited partners' interest in the SPG Operating Partnership				1,888				1,888
Distributions				(101)	(411,515)			(411,616)
Other comprehensive income (Note 5)			(9,893)					(9,893)
Net income					199,068			199,068

Balance at December 31, 2001	$877,468	$18	$(9,893)	$3,333,485	$(923,842)	$(20,297)	$(52,329)	$3,204,610

The accompanying notes are an integral part of these statements.

SPG Realty Consultants, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31, 2001	December 31, 2000
ASSETS:
Cash and cash equivalents	$4,854	$8,707
Accounts receivable (including $1,842 and $2,984 from related parties)	2,011	8,394

Total current assets	6,865	17,101
Investment properties, at cost, less accumulated depreciation of $1,424 and $1,341, respectively	5,737	6,286
Investment in unconsolidated entities, at equity	7,519	6,998
Investment in technology initiatives	—	23,583
Other noncurrent assets	440	2,896

	$20,561	$56,864

LIABILITIES:
Accounts payable and accrued expenses (including $91 and $4,855 to related parties)	$3,864	$12,346
Total current liabilities	3,864	12,346

Note payable to the SPG Operating Partnership (Interest at 8%, due 2009)	—	29,425
Note payable to the Management Company (Interest at 8%, due 2009)	2,874	—
Minority interest	—	643

Total liabilities	6,738	42,414

COMMITMENTS AND CONTINGENCIES (Note 11)
LIMITED PARTNERS' INTEREST IN THE SRC OPERATING PARTNERSHIP	3,743	3,991
SHAREHOLDERS' EQUITY:
Common stock, $.0001 par value, 7,500,000 shares authorized, 1,759,049 and 1,740,443 issued and outstanding, respectively	—	—
Capital in excess of par value	29,187	29,647
Accumulated deficit	(18,918)	(18,999)
Less common stock held in treasury at cost, 20,986 shares.	(189)	(189)

Total shareholders' equity	10,080	10,459

	$20,561	$56,864

The accompanying notes are an integral part of these statements.

SPG Realty Consultants, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

	For the Year Ended December 31,
	2001	2000	1999
REVENUE:
Rental income (including $0, $0, and $427 from related parties)	$305	$312	$1,357
Tenant reimbursements (including $0, $0, and $212 from related parties)	—	—	210
Marketing and fee income (including $0, $2,795, and $0 from related parties)	—	8,583	—
Insurance premiums (Note 1)	2,379	2,877	—
Other income (including $0, $341, and $73 from related parties)	315	707	710

Total revenue	2,999	12,479	2,277

EXPENSES:
Property operating	—	—	733
Depreciation and amortization	91	143	353
Technology initiatives startup costs	90	5,547	—
Loss on investment	—	3,000	—
Insurance losses (Note 1)	2,396	2,719	—
General and administrative expenses (including $779, $2,076, and $131 from related parties)	787	8,263	1,271

Total operating expenses	3,364	19,672	2,357

OPERATING LOSS	(365)	(7,193)	(80)
Interest expense (including $728, $308, and $3,720 from related parties)	728	308	3,787
PLUS:
Minority interest	122	355	—
Gain (Loss) on sale of assets, net	1,258	—	(5,120)
Income tax benefit	—	—	3,374

Income (loss) before unconsolidated entities	287	(7,146)	(5,613)
Income (loss) from unconsolidated entities	(176)	(555)	6,214

Income (loss) before allocation to limited partners	111	(7,701)	601
LESS – Limited partners' interest in the SRC Operating Partnership	30	(2,126)	(769)

NET INCOME (LOSS)	$81	$(5,575)	$1,370

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
Net income (loss)	$0.05	$(3.22)	$0.80

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	1,727	1,729	1,721

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	1,730	1,729	1,722

The accompanying notes are an integral part of these statements.

SPG Realty Consultants, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$81	$(5,575)	$1,370
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities –
Depreciation and amortization	91	143	353
Loss on investment	—	3,000	—
(Gain) loss on sales of assets, net	(1,258)	—	5,120
Limited partners' interest in SRC Operating Partnership	30	(2,126)	(769)
Minority interest	(122)	(355)	—
Straight-line rent	—	—	2
Equity in income of unconsolidated entities	176	555	(6,214)
Income tax benefit	—	—	(3,374)
Changes in assets and liabilities –
Accounts receivable	2,103	(7,749)	468
Other non-current assets	(136)	(4,323)	—
Accounts payable and accrued expenses	1,849	11,227	327

Net cash provided by (used in) operating activities	2,814	(5,203)	(2,717)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in technology initiatives and other capital expenditures	(108)	(9,953)	(13,204)
Cash included in transfer of assets to SPG Operating Partnership	(152)	—	—
Net proceeds from sales of assets	1,658	—	11,953
Distributions from unconsolidated entities	—	1,799	198
Payoff of note from the SPG Operating Partnership	—	—	17,907
Other investment	—	—	(3,000)

Net cash provided by (used in) investing activities	1,398	(8,154)	13,854

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common stock, net	82	33	602
Purchase of treasury stock	—	(144)	—
Minority interest contributions	—	—	998
Loan from the SPG Operating Partnership	(5,597)	19,577	9,848
Loan from the Management Company	(2,550)	—	—
Mortgage and other note principal payments
(Including $21,446 to the SPG Operating Partnership in 1999)	—	(110)	(21,446)

Net cash (used in) provided by financing activities	(8,065)	19,356	(9,998)

CHANGE IN CASH AND CASH EQUIVALENTS	(3,853)	5,999	1,139
CASH AND CASH EQUIVALENTS, beginning of period	8,707	2,708	1,569

CASH AND CASH EQUIVALENTS, end of period	$4,854	$8,707	$2,708

The accompanying notes are an integral part of these statements.

SPG Realty Consultants, Inc.
Statements of Shareholders' Equity
(Dollars in thousands)

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Total Shareholders' Equity
Balance at December 31, 1998	$—	$29,861	$(14,794)	$—	$15,067
Common stock issued (67,013 shares)	—	602			602
Shares purchased by subsidiary (3,110 shares)				(28)	(28)
Adjustment of limited partners' interest in the SRC Operating Partnership		(898)			(898)
Net income			1,370		1,370

Balance at December 31, 1999	$—	$29,565	$(13,424)	$(28)	$16,113

Common stock issued (5,681 shares)	—	51			51
Shares purchased by subsidiary (1,915 shares)	—			(17)	(17)
Treasury shares purchased (15,961 shares)	—			(144)	(144)
Adjustment of limited partners' interest in the SRC Operating Partnership		31			31
Net loss			(5,575)		(5,575)

Balance at December 31, 2000	$—	$29,647	$(18,999)	$(189)	$10,459

Common stock issued (18,605 shares)	—	166			166
Adjustment of limited partners' interest in the SRC Operating Partnership		(626)			(626)
Net Income			81		81

Balance at December 31, 2001	$—	$29,187	$(18,918)	$(189)	$10,080

The accompanying notes are an integral part of these statements.

SIMON PROPERTY GROUP, INC. AND SPG REALTY CONSULTANTS, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts and where indicated as in millions or billions)

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

              Simon Property Group, L.P. (the "SPG Operating Partnership") is the primary subsidiary of SPG. Units of ownership interest ("Units") in the SPG Operating Partnership are paired with Units in SPG Realty Consultants, L.P. ("Paired Units") (the "SRC Operating Partnership" and together with the SPG Operating Partnership, the "Operating Partnerships"). The SRC Operating Partnership is the primary subsidiary of SRC. The Companies together with the Operating Partnerships are hereafter referred to as "Simon Group".

              SPG is engaged in the ownership, operation, leasing, management, acquisition, expansion and development of real estate properties primarily through the SPG Operating Partnership. Simon Group's real estate properties consist primarily of regional malls and community shopping centers. As of December 31, 2001, SPG and the SPG Operating Partnership owned or held an interest in 252 income-producing properties in the United States, which consisted of 166 regional malls, 72 community shopping centers, five specialty retail centers, four office and mixed-use properties and five value-oriented super-regional malls in 36 states (the "Properties"). SPG and the SPG Operating Partnership also owned an interest in 11 parcels of land held for future development, which together with the Properties are hereafter referred to as the "Portfolio Properties". In addition, Simon Group has ownership interests in seven additional retail real estate properties operating in Europe and Canada. Simon Group's leases from retail tenants generate the majority of its revenues through:

  •
  Base minimum rents and cart and kiosk rentals
  •
  Overage and percentage rents based on tenants' sales volume
  •
  Recoveries of common area maintenance, real estate tax, and advertising and promotion expenditures

              Simon Group also generates revenues due to its size and tenant relationships from:

  •
  Mall marketing initiatives
  •
  Consumer focused strategic corporate alliances
  •
  Delivering competitively priced property operating services to our tenants

              The Companies' direct and indirect ownership interests in the Operating Partnerships at December 31, 2001 was 72.9% and at December 31, 2000 was 72.4%. The SPG Operating Partnership also holds substantially all of the economic interest in M.S. Management Associates, Inc. (the "Management Company"). See Note 7 for a description of the activities of the Management Company. The Management Company elected to become a taxable REIT subsidiary ("TRS") effective January 1, 2001.

              SRC, primarily through the SRC Operating Partnership, engages primarily in activities that capitalize on the resources, customer base and operating activities of SPG, which could not be engaged in by SPG without potentially impacting its status as a REIT. These activities included a technology subsidiary, clixnmortar. Minority interest on the SRC balance sheet as of December 31, 2000 represents an 8.3% outside ownership interest in clixnmortar. Effective March 31, 2001, the SPG Operating Partnership purchased clixnmortar from the SRC Operating Partnership at its carrying value of $22.6 million utilizing the inter-company note. The SPG Operating Partnership subsequently contributed clixnmortar to the Management Company in exchange for preferred stock of the Management Company. SRC also has non-controlling interests in two joint ventures which each own land held for sale, which are located adjacent to Properties.

              SRC's wholly-owned insurance subsidiary Marigold Indemnity, Ltd ("Marigold") began providing general liability insurance coverage to a third party that provides outsourcing services at certain Properties during 2000. Marigold reinsures the majority of the risk through a third party indemnity company. Beginning in 2000, certain Simon Brand Venture, LLC ("SBV") business, previously included in the Management Company's results of operations, was included in SRC's results of operations. SBV had also entered into cost sharing arrangements with the Management Company similar to those of the SPG Operating Partnership (see Note 7). Effective January 1, 2001, ownership of SBV transferred from SRC to the SPG Operating Partnership.

              Simon Group is subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws. Simon Group's regional malls and community shopping centers rely heavily upon anchor tenants like most retail properties. Three retailers' anchor stores occupied 340 of the approximately 989 anchor stores in the Properties as of December 31, 2001. An affiliate of one of these retailers is a limited partner in the Operating Partnerships.

2.    Basis of Presentation and Consolidation

              The accompanying combined financial statements include SPG, SRC and their subsidiaries. The accompanying consolidated financial statements of SPG and SRC include SPG and its subsidiaries and SRC and its subsidiaries, respectively. All significant intercompany amounts have been eliminated.

              Consolidated properties are wholly-owned or owned less than 100% and are controlled by Simon Group. Control is demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnership without the consent of the limited partner and the inability of the limited partner to replace the general partner. The deficit minority interest balance in the accompanying balance sheets represents outside partners' interests in the net equity of certain Properties. Deficit minority interests are recorded when a partnership agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of partnership assets and/or from the intent (legal or otherwise) and ability of the partner to fund additional capital contributions.

              Investments in partnerships and joint ventures represent noncontrolling ownership interests in properties ("Joint Venture Properties") and the investment in the Management Company (see Note 7). These investments are accounted for using the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for net equity in income (loss), which is allocated in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the ownership interests held by each general or limited partner or joint venturer primarily due to partner preferences.

              Net operating results of the Operating Partnerships are allocated after preferred distributions (see Note 10) based on their respective partners' ownership interests. The Companies' weighted average direct and indirect ownership interest in the Operating Partnerships during 2001, 2000 and 1999 was 72.5%, 72.4% and 72.3%, respectively.

3.    NED Acquisition

              During 1999, Simon Group acquired ownership interests in 14 regional malls from New England Development Company (the "NED Acquisition"). Simon Group acquired one of the Properties directly and formed a joint venture with three partners ("Mayflower"), of which Simon Group owns a noncontrolling 49.1%, to acquire interests in the remaining Properties. The total cost of the NED Acquisition is approximately $1.8 billion, of which Simon Group's share is approximately $894 million. Simon Group assumed management responsibilities for the portfolio, which includes approximately 10.7 million square feet of GLA. Simon Group's share of the cost of the NED Acquisition included the assumption of approximately $530.0 million of mortgage indebtedness; $177.1 million in cash; the issuance of 1,269,446 Paired Units valued at approximately $36.4 million the issuance of 2,584,227 7% Convertible Preferred Units in the SPG Operating Partnership valued at approximately $72.8 million; and 2,584,227 8% Redeemable Preferred Units in the SPG Operating Partnership valued at approximately $78.0 million. Simon Group's share of the cash portion of the purchase price was financed primarily using the Credit Facility (see Note 8).

4.    Other Real Estate Acquisitions, Disposals, and Impairment

    Acquisitions

              On October 1, 2001, Simon Group purchased a 50% interest in Fashion Valley Mall located in San Diego, California for a purchase price of $165.0 million which includes Simon Group's share of a $200.0 million, seven year mortgage at a fixed rate of 6.5% issued concurrent with the acquisition by the partnership owning the property. Simon Group also assumed management responsibilities for this 1.7 million square foot open-air, super-regional mall.

              On August 20, 2001, Simon Group acquired an additional 21.46% interest in the Fashion Centre at Pentagon City for a total of $77.5 million. Concurrent with the acquisition the partnership owning the property issued $200.0 million of debt. The purchase price consisted of cash and an additional capital contribution to the Property.

              During 1999, Simon Group acquired the remaining interests in four Properties, and a noncontrolling 27.5% ownership interest in the 2.8 million square-foot Mall of America for a combined price of approximately $317.9 million, including the assumption of $134.3 million of mortgage indebtedness, 1,000,000 shares of 8% Redeemable Preferred Stock in SPG issued at $24.2 million, and the remainder in cash, financed primarily through the Credit Facility and working capital. Simon Group is entitled to 50% of the economic benefits of Mall of America, due to a preference.

              Subsequent to December 31, 2001, Simon Group signed a definitive agreement to jointly purchase the assets of Rodamco North America N.V., concurrently with Westfield America Trust and The Rouse Company, for $5.3 billion. Simon Group's portion of the acquisition includes the purchase of the remaining ownership interests in four of Simon Group's existing joint venture assets and new ownership interests in nine additional properties. Simon Group's share of the purchase price is $1.55 billion including $570.0 million in debt and perpetual preferred stock assumed. The balance will be payable in cash at closing and, initially, will be funded by the existing Credit Facility and a new acquisition facility. The purchase price is denominated in Euros.

              In connection with the acquisition of the assets of Rodamco North America N.V. Simon Group entered into a EUR 795.1 million collar transaction to manage its exposure to fluctuations in the Euro currency. This derivative transaction effectively maintains Simon Group's purchase price between a conversion rate of 0.91 Euros and 0.864 Euros. The fluctuation in earnings, if any, from this transaction will be partially offset by changes in the final purchase price. Current hedge accounting explicitly states that the effects of a hedge of a business combination must be reported through earnings and cannot be capitalized as part of the purchase price.

    Disposals

              Simon Group sold ownership interests in certain properties during each of the years ended December 31 presented in the accompanying financial statements. The disposals consisted of and resulted in the following:

	2001	2000	1999
Number of properties sold	3	7	4
Combined gross sales price	$20,325	$142,575	$58,700
Net combined consolidated gains (losses)	$2,610	$19,704	($7,062)

              Simon Group is continuing to pursue the sale of its remaining non-retail holdings and a number of retail assets that are no longer aligned with Simon Group's strategic criteria. Simon Group may decide to sell Properties that are held for use, in which case the sale prices of these assets may be less than the carrying value of the related assets.

    Impairment

              In connection with Simon Group's anticipated disposal of nine properties Simon Group recorded a $47.0 million expense for the impairment of certain investment properties for the year ended December 31, 2001. In general, the overall decline in the economy has caused tenants to vacate space at certain lower quality properties decreasing occupancy rates and leading to declines in the fair values of these assets due to decreased profitability. In addition, Simon Group has committed to a plan to dispose of these assets in 2002. The impairment of these assets was estimated using a combination of cap rate analysis and discounted cash flows from the individual properties' operations as well as contract prices, if applicable. The actual losses may differ from these estimates. The nine properties' cash flows and results of operations were not material to the cash flows and results of operations of Simon Group and their removal from service will not materially affect Simon Group's ongoing operations. The total carrying amounts of these properties were $87.2 million at December 31, 2001 and were included in investment properties.

              Simon Group also recorded a $10.6 million expense for the impairment of two Properties for the year ended December 31, 2000 for the same reasons discussed above. These two Properties were subsequently sold in 2001.

              Simon Group also wrote-off certain technology assets in 2001. The write-off was comprised of consolidated miscellaneous technology investments of $2.7 million recorded in other expense and Simon Group's net $13.9 million share of the write-off of technology investments, primarily clixnmortar which the Company has decided to postpone further development, recorded in the Management Company. During 2000, SRC wrote-off its $3.0 million investment in a technology venture.

5.    Summary of Significant Accounting Policies

    Investment Properties

              Investment Properties are recorded at cost or predecessor cost for Properties acquired from certain of the SPG Operating Partnership's unitholders. Investment Properties for financial reporting purposes are reviewed for impairment on a Property-by-Property basis whenever events or changes in circumstances indicate that the carrying value of investment Properties may not be recoverable. Impairment of investment Properties is recognized when estimated undiscounted operating income is less than the carrying value of the Property. To the extent an impairment has occurred, the excess of carrying value of the Property over its estimated fair value is charged to income.

              Investment Properties include costs of acquisitions, development and predevelopment, construction, tenant allowances and improvements, interest and real estate taxes incurred during construction, certain capitalized improvements and replacements, and certain allocated overhead. Depreciation on buildings and improvements is provided utilizing the straight-line method over an estimated original useful life, which is generally 35 years or the term of the applicable tenant's lease in the case of tenant inducements. Depreciable lives are reviewed periodically and are adjusted when necessary to reflect a shorter economic life. Depreciation on tenant allowances and improvements is provided utilizing the straight-line method over the term of the related lease.

              Certain improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred.

    Goodwill

              Goodwill resulted from Simon Group's merger with Corporate Property Investors, Inc. in 1998. Goodwill is amortized over the estimated life of the properties of 35 years. See Note 13 for the impact of the new accounting pronouncement SFAS No. 142 "Goodwill and Other Intangible Assets."

    Use of Estimates

              The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from these estimates.

    Capitalized Interest

              Interest is capitalized on projects during periods of construction. Interest capitalized during 2001, 2000 and 1999 was $9,807, $19,831 and $19,641, respectively.

    Segment Disclosure

              Simon Group's interests in its regional malls, community centers and other assets represent one segment because resource allocation and other operating decisions are based on an evaluation of the entire portfolio.

    Long-term Investment

              Investments in securities classified as available for sale are reflected at market value with the changes in market value reflected as comprehensive income in shareholders' equity. These investments were sold in 2000.

    Deferred Costs

              Deferred costs consist primarily of financing fees incurred to obtain long-term financing and internal and external leasing commissions and related costs. Deferred financing costs are amortized on a straight-line basis over the terms of the respective loans or agreements. Deferred leasing costs are amortized on a straight-line basis over the terms of the related leases. Deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. Net deferred costs of $142,983 and $162,453 are net of accumulated amortization of $180,153 and $149,052 as of December 31, 2001 and 2000, respectively.

              Interest expense in the accompanying Combined Statements of Operations includes amortization in each year of the following:

	2001	2000	1999
Amortization of deferred financing costs	$16,513	$15,798	$17,535
Amortization of debt premiums net of discounts	$(5,178)	$(5,391)	$(5,707)

    Accounting Policies for Derivatives

              Simon Group uses a variety of derivative financial instruments in the normal course of business to manage or hedge the risks described in Note 8 and records all derivatives on its balance sheets at fair value. Simon Group requires that hedging derivative instruments are effective in reducing the risk exposure that they are designated to hedge. Any instrument that meets these hedging criteria is formally designated as a hedge at the inception of the derivative contract.

              Simon Group adjusts its balance sheets on an ongoing quarterly basis to reflect current fair market value of its derivatives. Changes in the fair value of derivatives are recorded each period in earnings or comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized in earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings over time and occurs when the hedged items are also recognized in earnings. Simon Group has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

              Simon Group uses standard market conventions to determine the fair values of derivative instruments and techniques such as discounted cash flow analysis, option pricing models, and termination cost are used to determine fair value at each balance sheet date. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

    Revenue Recognition

              Simon Group, as a lessor, has retained substantially all of the risks and benefits of ownership of the investment Properties and accounts for its leases as operating leases. Minimum rents are accrued on a straight-line basis over the terms of their respective leases. Certain tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. Beginning January 1, 2000, Simon Group recognizes overage rents only when each tenant's sales exceeds its sales threshold. Overage rents were previously recognized as revenues based on reported and estimated sales for each tenant through December 31, less the applicable base sales amount. Differences between estimated and actual amounts are recognized in the subsequent year. See Note 13 for description and impact of this accounting change.

              Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenue in the period the applicable expenditures are incurred. Simon Group receives escrow payments for these reimbursements from substantially all its tenants throughout the year. This reduces the risk of loss on uncollectible accounts once Simon Group performs the final year end billings for recoverable expenditures. Differences between estimated recoveries and the final billed amounts are recognized in the subsequent year.

    Allowance for Credit Losses

              A provision for credit losses is recorded based on management's judgment of tenant creditworthiness. The activity in the allowance for credit losses during 2001, 2000 and 1999 was as follows:

Year Ended	Balance at Beginning of Year	Provision for Credit Losses	Accounts Written Off	Balance at End of Year
December 31, 2001	$20,108	$8,415	$(3,841)	$24,682

December 31, 2000	$14,467	$9,644	$(4,003)	$20,108

December 31, 1999	$14,491	$8,541	$(8,565)	$14,467

    Income Taxes

              SPG.    SPG and a subsidiary of the SPG Operating Partnership are taxed as REITs under Sections 856 through 860 of the Code and applicable Treasury regulations relating to REIT qualification. These regulations require REITs to distribute at least 90% of their taxable income to shareholders and meet certain other asset and income tests as well as other requirements. Management intends to continue to adhere to these requirements and maintain the REIT status of SPG and the REIT subsidiary. As REITs, these entities will generally not be liable for federal corporate income taxes. Thus, no provision for federal income taxes for the REITs has been included in the accompanying financial statements. If any of these entities fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes on its taxable income at regular corporate tax rates. State income, franchise or other taxes were not significant in any of the periods presented.

              SRC.    SRC, a C Corporation, is subject to income taxes on its earnings. The provision (benefit) for income taxes reflected in the separate financial statements of SRC was $0, $0 and ($3,374) for 2001, 2000 and 1999, respectively. Deferred tax assets and liabilities consist primarily of tax credits, net operating loss carryforwards and asset basis differences. The net deferred tax asset (liability), net of necessary valuation allowances, at both December 31, 2001 and 2000 was $0. A valuation allowance is provided for loss and credit carryforwards that management currently evaluates as not likely to be realized. The valuation allowance related to SRC's tax accounts is adjusted as necessary based on management's expectation of SRC's ability to utilize its tax benefit carryforwards. In 2000 and 1998, SRC generated losses for which a valuation allowance was provided. In 1999, the income tax benefit represents SRC's pro rata share of the SRC Operating Partnership's current year losses and the realization of tax carryforward benefits for which a valuation allowance was previously provided.

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

	For the Year Ended December 31,
	2001	2000	1999
Common Shareholders' share of:
Income before extraordinary items and cumulative effect of accounting change	$148,904	$195,932	$172,159
Extraordinary items	118	(470)	(4,845)
Cumulative effect of accounting change	(1,233)	(8,934)	—

Net Income available to Common Shareholders	$147,789	$186,528	$167,314

Weighted Average Shares Outstanding – Basic	172,669,133	172,894,555	172,088,590
Effect of stock options	358,414	99,538	137,002

Weighted Average Shares Outstanding – Diluted	173,027,547	172,994,093	172,225,592

Basic and diluted per share amounts: (1)
Extraordinary Items	—	—	$(0.03)
Cumulative effect of accounting change	$(0.01)	$(0.05)	—

(1) – Represents both combined SPG and SRC per paired share and SPG per share.

              Combined basic and diluted earnings per Paired Share is presented in the financial statements based upon the weighted average outstanding number of Paired Shares of the Companies. Management believes this presentation provides the shareholders with the most meaningful presentation of earnings for a single interest in the combined entities. Neither series of convertible preferred stock issued and outstanding during the comparative periods had a dilutive effect on earnings per share, nor did any of the convertible preferred Units of the SPG Operating Partnership outstanding, which are convertible into Paired Shares on or after August 27, 2004 if certain conditions are met. Paired Units held by limited partners in the Operating Partnerships may be exchanged for Paired Shares, on a one-for-one basis in certain circumstances. If exchanged, the Paired Units would not have a dilutive effect.

              Simon Group accrues distributions when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,
	2001	2000	1999
Total dividends paid per share	$2.08	$2.02	$2.02
Percent taxable as ordinary income	71.0%	36.0%	52.0%
Percent taxable as long-term capital gains	3.1%	11.0%	10.0%
Percent taxable as unrecaptured Section 1250 gains	0.9%	4.0%	0.0%
Percent non-taxable as return of capital	25.0%	49.0%	38.0%

	100.0%	100.0%	100.0%

    Cash and Cash Equivalents

              All highly liquid investments purchased with an original maturity of 90 days or less are considered cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements and Dutch auction securities.

    Noncash Transactions

              Please refer to Notes 3, 4, 7, 10, and 12 for additional discussion of noncash transactions.

    Comprehensive Income

              The following table summarizes the components of other comprehensive income for both combined results of the Companies and SPG results:

	For the Year Ended December 31,
	2001	2000	1999
Cumulative effect of accounting change (Note 13)	$(1,995)	$—	$—
Unrealized losses on interest rate hedge agreements	(12,041)	—	—
Net losses on derivative instruments reclassified from accumulated other comprehensive income into interest expense	4,071	—	—
Other	72	5,852	(5,978)

Other comprehensive income	$(9,893)	$5,852	$(5,978)

    Reclassifications

              Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications have no impact on net operating results previously reported.

6.    Investment Properties

              Investment properties consist of the following:

	December 31,
	2001	2000
Land	$1,987,364	$2,000,521
Buildings and improvements	11,107,641	10,954,559

Total land, buildings and improvements	13,095,005	12,955,080
Furniture, fixtures and equipment	99,391	90,053

Investment properties at cost	13,194,396	13,045,133
Less – accumulated depreciation	1,877,175	1,480,719

Investment properties at cost, net	$11,317,221	$11,564,414

              Investment properties includes $111,218 and $122,284 of construction in progress at December 31, 2001 and 2000, respectively.

7.    Investments in Unconsolidated Entities

              Joint ventures are common in the real estate industry. Simon Group utilizes joint ventures to finance certain properties and to diversify its risk in a particular trade area. In addition, Simon Group's size makes it an attractive partner for other real estate companies that may not want to assume or do not have the ability to assume 100% of the risk of a particular project or acquisition. As discussed in Note 2, since Simon Group does not fully control these properties, Simon Group's accounting policy and current GAAP requires that Simon Group account for these properties on the equity method of accounting. Summary financial information of the joint ventures and a summary of Simon Group's investment in and share of income from such joint ventures follow.

	December 31,
	2001	2000
BALANCE SHEETS
Assets:
Investment properties at cost, net	$6,890,150	$6,573,412
Cash and cash equivalents	203,492	188,499
Tenant receivables	195,138	165,918
Other assets	169,562	184,828

Total assets	$7,458,342	$7,112,657

Liabilities and Partners' Equity:
Mortgages and other notes payable	$5,689,388	$5,128,879
Accounts payable, accrued expenses and other liabilities	305,349	294,683

Total liabilities	5,994,737	5,423,562

Partners' equity	1,463,605	1,689,095

Total liabilities and partners' equity	$7,458,342	$7,112,657

Simon Group's Share of:
Total assets	$3,088,952	$2,880,106

Partners' equity	$754,056	$659,277
Add: Excess Investment	563,278	557,548

Simon Group's net Investment in Joint Ventures	$1,317,334	$1,216,825

Mortgages and other notes payable	$2,392,522	$2,166,788

              "Excess Investment" represents the unamortized difference of Simon Group's investment over its share of the equity in the underlying net asset of the partnerships and joint ventures acquired. Excess investment is amortized over the life of the related Properties, typically 35 years, and the amortization is included in income from unconsolidated entities.

              As of December 31, 2001, scheduled principal repayments on joint venture indebtedness were as follows:

2002	$415,850
2003	534,512
2004	489,769
2005	951,348
2006	766,171
Thereafter	2,519,242

Total principal maturities	5,676,892
Net unamortized debt premiums	12,496

Total mortgages and other notes payable	$5,689,388

              This debt becomes due in installments over various terms extending through 2011 with interest rates ranging from 2.24% to 9.05% and a weighted average rate of 6.10% at December 31, 2001.

	For the Year Ended December 31,
	2001	2000	1999
STATEMENTS OF OPERATIONS
Revenue:
Minimum rent	$835,348	$766,379	$570,902
Overage rent	30,356	31,174	25,957
Tenant reimbursements	403,817	377,673	276,207
Other income	54,968	60,624	57,695

Total revenue	1,324,489	1,235,850	930,761
Operating Expenses:
Operating expenses and other	470,974	447,593	324,051
Depreciation and amortization	263,174	237,938	170,339

Total operating expenses	734,148	685,531	494,390

Operating Income	590,341	550,319	436,371
Interest Expense	367,088	357,503	235,826
Loss on Sale of Assets	—	(6,990)	—

Income Before Extraordinary Items and Cumulative Effect of Accounting Change ("IBEC")	223,253	185,826	200,545
Cumulative Effect of Accounting Change	(3,011)	(3,948)	—
Extraordinary Items – Debt Extinguishments	(295)	(1,842)	(66)

Net Income	$219,947	$180,036	$200,479

Third-Party Investors' Share of IBEC	134,748	107,833	122,153

Simon Group's Share of IBEC	$88,505	$77,993	$78,392
Amortization of Excess Investment	21,279	20,972	27,252

Income from Joint Ventures	$67,226	$57,021	$51,140

              Included in the 1999 amortization is a $5,000 write-down on a joint venture investment. SRC's investment in unconsolidated joint ventures is included in the summary financial information above and represents noncontrolling interests in two joint ventures that each own land held for sale adjacent to two of the Properties. The following table summarizes amounts included in the summary financial information of joint ventures above related to SRC's joint venture interests:

	At or for the Year Ended December 31,
	2001	2000	1999
Total assets	$9,992	$10,721	—
Total revenue	28	4,156	$12,539
Net income	$(360)	$3,771	$11,902

              SRC also had a joint venture interest in a partnership which provided management and advisory services to a hotel which was sold in 1999 for $28,500, which resulted in a $35 gain.

    European Investment

              The balance sheet and results of operations of Simon Group's European investments are included in the summary financial information of joint ventures above. The SPG Operating Partnership has a 32.3% ownership interest in European Retail Enterprises, B.V. ("ERE"). Prior to January 2001, the Management Company had a 29% ownership interest in Groupe BEG, S.A. ("BEG") which was accounted for using the equity method of accounting. In January 2001, BEG merged with ERE and became a wholly-owned subsidiary of ERE. During the third quarter of 2001 the Management Company transferred its interest in ERE at its carrying value of $29.9 million to the SPG Operating Partnership through the intercompany note to simplify the organizational structure. BEG and ERE are fully integrated European retail real estate developers, lessors and managers. Simon Group's current total investment in ERE and BEG, including subordinated debt, is approximately $73.4 million. The current estimated additional commitment, including subordinated debt, is approximately $27.6 million. However, since Simon Group's future commitments are subject to certain performance and other criteria, including Simon Group's approval of development projects, these additional commitments may vary. The agreements with BEG and ERE are structured to allow Simon Group to acquire an additional 28.5% ownership interest over time. As of December 31, 2001, BEG and ERE had four properties open in Poland and two in France.

              The translation adjustment resulting from the conversion of BEG and ERE's financial statements from Euros to U.S. dollars was not significant for the years ended December 31, 2001, 2000 and 1999.

    The Management Company

              Simon Group holds 80% of the outstanding common stock, 5% of the outstanding voting common stock, all of the 8% cumulative Class A preferred stock, all of the 6% Cumulative Class B preferred stock, and all of the 6% Cumulative Class C preferred stock of the Management Company. The remaining 20% of the outstanding common stock of the Management Company (representing 95% of the voting common stock) is owned directly by certain Simon family members. Because Simon Group exercises significant influence but not control over the financial and operating policies of the Management Company, it is reflected in the accompanying statements using the equity method of accounting. Simon Group has accounted for the Management Company as an unconsolidated entity since it became a public company. One of the primary reasons for the Management Company being accounted for as a non-consolidated joint venture is the income generated from management fees, leasing fees, and development contracts as well as other income is considered impermissible under REIT requirements of the Code. Transactions may be structured through the Management Company to avoid jeopardizing SPG's status as a REIT under the Code.

              The Management Company, including its consolidated subsidiaries, provides management, leasing, development, project management, accounting, legal, marketing and management information systems services and property damage and general liability insurance coverage to certain Portfolio Properties. Simon Group incurred total costs of $86,488, $86,238 and $82,630 on consolidated Properties, related to services provided by the Management Company and its affiliates in 2001, 2000 and 1999, respectively. Certain of these amounts are capitalized by Simon Group for leasing and development costs. Common costs are allocated by the Management Company to Simon Group using assumptions that management believes are reasonable. Amounts due to the Management Company under cost-sharing arrangements and management contracts are netted in notes and advances receivable from the Management Company and affiliates. In addition, the Management Company also provides certain of such services to Melvin Simon & Associates, Inc. ("MSA"), and certain other non-owned properties for a fee. Fees for services provided by the Management Company to MSA were $4,249, $4,246 and $3,853 for the years ended December 31, 2001, 2000 and 1999, respectively.

              As of December 31, 2001 and 2000, amounts due from the Management Company for unpaid accrued interest and unpaid accrued preferred dividends were not material to the combined financial statements or to those of SPG. Included in other income, Simon Group recorded interest income and preferred dividends from the Management Company of the following:

	For the Year Ended December 31,
	2001	2000	1999
Interest and preferred dividends	$13,638	$13,140	$11,180

              The Management Company elected to become a taxable REIT subsidiary ("TRS") effective January 1, 2001. The SPG Operating Partnership and the Management Company performed the following recapitalization transactions in order to implement Simon Group's new TRS strategy. The SPG Operating Partnership contributed its ownership in clixnmortar, Inc. at its carrying value of $22.6 million and $385 to the Management Company in exchange for 2,140 shares of 6% Cumulative Class B preferred stock of the Management Company on March 31, 2001. In addition, the SPG Operating Partnership contributed $60.2 million of its note receivable from the Management Company in exchange for 5,600 shares of 6% Cumulative Class C preferred stock on December 31, 2001. The SPG Operating Partnership's economic ownership of the Management Company increased to 98.0% from 90.0% as a result of these transactions. Finally, the SPG Operating Partnership agreed to reduce the interest rate on the note receivable from the Management Company to 7% from 11% effective January 1, 2002 to more accurately reflect current interest rate conditions.

              Summarized consolidated financial information of the Management Company and a summary of Simon Group's investment in and share of income from the Management Company follows and includes the effects of the Management Company's ownership of MerchantWired LLC.

	December 31,
	2001	2000
BALANCE SHEET DATA:
Total assets	$232,024	$246,713
Notes payable to Simon Group at 11%, due 2008, and advances	79,738	182,401
Shareholders' equity	75,948	35,630
Simon Group's Share of:
Total assets	$229,434	$234,279

Net investment in the Management Company	$107,719	$54,377

	For the Year Ended December 31,
	2001	2000	1999
OPERATING DATA:
Total revenue and income/loss from joint ventures	$111,713	$89,518	$115,761
Operating (Loss) Income	(2,115)	33,190	5,573
Net Income (Loss) Available for Common Shareholders	$(4,550)	$31,790	$4,173

Simon Group's Share of Net Income (Loss) after intercompany profit elimination	$(2,739)	$26,746	$4,715

              Simon Group's share of the Management Company's net investment in and receivables from MerchantWired LLC was $33.7 million at December 31, 2001. Simon Group, along with the other members of MerchantWired LLC, is in the final stages of negotiating a sale of MerchantWired LLC to a third party for cash and contingent consideration. Completing the sale is subject to finalizing the termination or modification of certain third party contracts, the buyer obtaining credit approval from its lenders, and certain regulatory and other matters. As a condition of this transaction, Simon Group will also acquire approximately $24 million of cable and related infrastructure from MerchantWired LLC and will make an $8 million additional contribution to MerchantWired LLC. These proceeds, along with proceeds from other members, will be used by MerchantWired LLC to satisfy amounts outstanding under various lease arrangements and trade payables, resulting in the members being relieved of all guarantee arrangements. Management expects the transaction to close in April. The amount of contingent consideration due to Simon Group and the other members will be determined based upon a multiple of annualized December 2003 and December 2004 MerchantWired LLC revenues. If this transaction is not completed, the future of MerchantWired LLC will be impacted unless MerchantWired LLC is able to obtain future capital commitments.

8.    Indebtedness

              Simon Group's mortgages and other notes payable consist of the following:

	December 31,
	2001	2000
Fixed-Rate Debt
Mortgages and other notes, including net discounts of $3,535 and $3,045, respectively. Weighted average interest and maturity of 7.4% and 6.6 years.	$2,182,552	$2,178,926
Unsecured notes, including $17,167 and $4,752 net discounts, respectively. Weighted average interest and maturity of 7.1% and 5.3 years.	4,722,833	3,485,248
6 3/4% Putable Asset Trust Securities, including $476 and $701 premiums, respectively, due November 2003.	100,476	100,701
7% Mandatory Par Put Remarketed Securities, including $5,083 and $5,150 premiums, respectively, due June 2028 and subject to redemption June 2008.	205,083	205,150
Commercial mortgage pass-through certificates. Five classes bearing interest at weighted average rates and maturities of 7.3% and 3.0 years.	175,000	175,000

Total fixed-rate debt	7,385,944	6,145,025
Variable-Rate Debt
Mortgages and other notes, including $32 and $375 premiums, respectively. Weighted average interest and maturity of 3.7% and 2.5 years.	$933,038	$757,436
Credit Facility (see below)	188,000	645,000
Merger Facility (see below)	—	925,000
Euro Facility (see below)	50,202	33,192
Commercial mortgage pass-through certificates, interest at 6.2%, due December 2004.	50,000	50,000
Unsecured term loans. Weighted average rates and maturities of 2.69% and 0.7 years.	237,929	172,929

Total variable-rate debt	1,459,169	2,583,557
Fair value interest rate swaps	(3,735)	—

Total mortgages and other notes payable, net	$8,841,378	$8,728,582

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

              Mortgages and Other Notes.    Certain of the Properties are pledged as collateral to secure the related mortgage notes. The net book value of these Properties was $3.6 billion at December 31, 2001. The fixed and variable mortgage notes are nonrecourse. In addition, certain notes have partial guarantees by various limited partner Unitholders of approximately $559.3 million. The fixed-rate mortgages generally require monthly payments of principal and/or interest. Variable-rate mortgages are typically based on LIBOR.

              Unsecured Notes.    Certain of Simon Group's unsecured notes totaling $825.0 million with weighted average interests and maturities of 8.0% and 6.1 years, respectively, are structurally senior in right of payment to holders of other Simon Group unsecured notes to the extent of the assets and related cash flows of certain Properties. Certain of the unsecured notes are guaranteed by the SPG Operating Partnership.

              On February 4, 1999, the SPG Operating Partnership completed the sale of $600.0 million of senior unsecured notes. These notes include two $300.0 million tranches. The first tranche bears interest at 6.75% and matures on February 4, 2004 and the second tranche bears interest at 7.125% and matures on February 4, 2009. The SPG Operating Partnership used the net proceeds of approximately $594.0 million to retire the $450.0 million initial tranche of the Merger Facility (see below) and to pay $142.0 million on the outstanding balance of the Credit Facility (see below).

              On January 11, 2001, Simon Group issued $500.0 million of unsecured debt to institutional investors pursuant to Rule 144A in two tranches. The first tranche is $300.0 million bearing an interest rate of 7 3/8% due January 20, 2006 and the second tranche is $200.0 million bearing an interest rate of 7 3/4% due January 20, 2011. The net proceeds of the offering were used to repay the remaining portion of the indebtedness under the Merger Facility due March 24, 2001 and to repay a portion of the Merger Facility due September 24, 2001.

              On August 6, 2001, Simon Group retired the third and final tranche of the Merger facility totaling $435.0 million. Simon Group generated the funds used to retire this debt primarily from its $277.0 million financing of four mall properties at a fixed rate of 6.99%, its $110.0 million financing of one office complex at LIBOR plus 115 basis points, and excess cash flow.

              On October 26, 2001, Simon Group completed the sale of $750.0 million of 6.375% senior unsecured notes due November 15, 2007. Net proceeds from the offering were initially used to reduce the outstanding balance of the Credit Facility. Ultimately, Simon Group plans to retire mortgage indebtedness on six wholly-owned properties and to retire $250.0 million of 9% bonds that mature in early 2002 with borrowings from the Credit Facility.

              Credit Facility.    The Credit Facility is a $1.25 billion unsecured revolving credit facility. During 1999, Simon Group obtained a three-year extension on the Credit Facility to August of 2002, with an additional one-year extension available at Simon Group's option. The Credit Facility bears interest at LIBOR plus 65 basis points and provides for different pricing based upon our corporate credit rating, with an additional 15 basis point facility fee on the entire $1.25 billion. The maximum and average amounts outstanding during 2001 under the Credit Facility were $863.0 million and $581.5 million, respectively. The Credit Facility is primarily used for funding acquisition, renovation and expansion and predevelopment opportunities. At December 31, 2001, the Credit Facility had an effective interest rate of 2.53%, with $1.1 billion available after outstanding borrowings and letters of credit. The Credit Facility contains financial covenants relating to a capitalization value, minimum EBITDA and unencumbered EBITDA ratios and minimum equity values.

              Merger Facility.    In conjunction with the merger with Corporate Property Investors, Inc. ("CPI Merger") in 1998, the SPG Operating Partnership and SPG, as co-borrowers, closed a $1.4 billion medium term unsecured bridge loan (the "Merger Facility"). On August 6, 2001, Simon Group retired the third and final tranche of the Merger Facility totaling $435.0 million. Simon Group generated the funds used to retire this debt primarily from its $277.0 million financing of four mall properties at fixed rate of 6.99%, its $110.0 million financing of one office complex at LIBOR plus 115 basis points, and excess cash flow.

              Euro Facility.    On July 31, 2000 Simon Group entered into a Euro-denominated unsecured Credit Agreement to fund its European investment. This Credit Agreement consists of a 25 million Euros term loan and a 35 million Euros revolving credit facility. The interest rate for each loan is Euribor plus 60 basis points, with a facility fee of 15 basis points. The interest rate on 30 million Euros is swapped at 7.75%. The maturity date is July 31, 2004 including a one year extension.

    Debt Maturity and Other

              As of December 31, 2001, scheduled principal repayments on indebtedness were as follows:

2002	$665,485
2003	1,358,315
2004	1,532,302
2005	867,941
2006	846,738
Thereafter	3,589,443

Total principal maturities	8,860,224
Net unamortized debt discounts and other	(18,846)

Total mortgages and other notes payable	$8,841,378

              Cash paid for interest, net of any amounts capitalized, during 2001, 2000 and 1999 was $588,889, $646,200, and $566,191, respectively.

    Derivative Financial Instruments

              Prior to the adoption of accounting standard SFAS 133 relating to derivatives (refer to Note 13), Simon Group had entered into interest rate protection agreements in the form of "cap" or "swap" arrangements with respect to certain of its mortgages and other notes payable. The total notional amount outstanding under these arrangements was $213.2 million as of December 31, 2000. The unamortized balance of these agreements was $248 as of December 31, 2000.

              As of December 31, 2001, Simon Group has recorded derivatives at their fair values of $1.0 million included in other assets, $10.6 million included in other liabilities, and $3.7 million in mortgage and other notes payable as appropriate. These derivatives consist of LIBOR and EURIBOR based swaps, caps, collars, and cross-currency interest rate swaps with a total notional amount of $758.6 million, with maturity dates ranging from July 2003 to January 2005. Joint venture derivatives with a total asset fair value of $337 consist of interest rate caps with a total notional amount of $1.0 billion, with maturity dates ranging from January 2002 to May 2006. Within the next twelve months, Simon Group expects to reclassify to earnings approximately $4.6 million of expense of the current balance held in accumulated other comprehensive income.

              Simon Group's exposure to market risk due to changes in interest rates primarily relates to Simon Group's long-term debt obligations. Simon Group manages exposure to interest rate market risk through its risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt, or in the case of a fair value hedge, effectively convert fixed rate debt to variable rate debt. Simon Group is also exposed to foreign currency risk on financings of certain foreign operations. To manage foreign currency exchange rate risk as part of its risk management strategy, Simon Group has also entered into a foreign currency forward contract. Simon Group's intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. Simon Group does not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

    Fair Value of Financial Instruments

              The carrying value of variable-rate mortgages and other loans represents their fair values. The fair values of combined fixed-rate mortgages and other notes payable are estimated using cash flows discounted at current borrowing rates and at current market rates, respectively. The fair values of financial instruments and related discount rate assumptions used in the estimate of fair value for combined fixed-rate mortgages and other notes payable are summarized as follows:

	December 31,
	2001	2000
Fair value of combined fixed-rate mortgages and other notes payable	$7,909,049	$6,453,165
Discount rates assumed in calculation of fair value	6.86%	7.17%

9.    Rentals under Operating Leases

              Simon Group receives rental income from the leasing of retail and mixed-use space under operating leases. Future minimum rentals to be received under noncancelable operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume, as of December 31, 2001, are as follows:

2002	$1,035,586
2003	962,425
2004	868,846
2005	778,005
2006	680,876
Thereafter	2,246,957

$6,572,695

              Approximately 1.5% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the SPG Operating Partnership.

10.  Capital Stock

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

              The holders of common stock of SPG are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, other than for the election of directors. The holders of Class B common stock are entitled to elect four of the thirteen members of the board. The holder of the Class C common stock is entitled to elect two of the thirteen members of the board. The Class B and Class C shares can be converted into shares of common stock at the option of the holders. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with Melvin, Herbert or David Simon. Shares of Class C common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the members of the DeBartolo family or entities controlled by them. The Companies have reserved 3,200,000 and 4,000 Paired Shares of common stock for the possible conversion of the outstanding Class B and Class C shares, respectively.

    Common Stock Issuances

              The Companies issued 958,997 Paired Shares to limited partners in exchange for their Units during 2001.

    Preferred Stock

              The following table summarizes each of the series of preferred stock of Simon Property Group, Inc.:

	As of December 31,
	2001	2000
Series A 6.5% Convertible Preferred Stock, 209,249 shares authorized, 49,839 and 51,059 issued and outstanding, respectively	$63,688	$65,246
Series B 6.5% Convertible Preferred Stock, 5,000,000 shares authorized, 4,830,057 issued and outstanding	449,196	449,196
Series C 7.00% Cumulative Convertible Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series D 8.00% Cumulative Redeemable Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series E 8.00% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, 1,000,000 issued and outstanding	24,449	24,242
Series F 8.75% Cumulative Redeemable Preferred Stock, 8,000,000 shares authorized, 8,000,000 issued and outstanding	192,989	—
Series G 7.89% Cumulative Step-Up Premium Rate Preferred Stock, 3,000,000 shares authorized, 3,000,000 issued and outstanding	147,146	—

	$877,468	$538,684

              Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value.

              Series A Convertible Preferred Stock.    During 2001, 1,220 shares of SPG's Series A Convertible Preferred Stock were converted into 46,355 Paired Shares. In addition, another 442 Paired Shares were issued to the holders of the converted shares in lieu of the cash dividends allocable to those preferred shares. Each share of Series A Convertible Preferred Stock has a liquidation preference of $1,000 and is convertible into 37.995 Paired Shares, subject to adjustment under certain circumstances. The Series A Convertible Preferred Stock is not redeemable, except as needed to maintain or bring the direct or indirect ownership of the capital stock of SPG into conformity with REIT requirements.

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

              Series F Cumulative Redeemable Preferred Stock and Series G Cumulative Step-Up Premium Rate Preferred Stock.    In connection with the merger of SPG Properties, Inc. ("Properties, Inc.") into SPG discussed below, SPG authorized two new series of preferred stock which were exchanged on a share-for-share basis to holders of Properties, Inc. preferred stock with substantially identical terms to the previous series of Properties, Inc. stock. Properties, Inc. Series B preferred stock was converted into shares of SPG 8 3/4% Series F Cumulative Redeemable Preferred Stock. Properties, Inc. Series C preferred stock was converted into shares of 7.89% SPG Series G Cumulative Step-Up Premium Rate Preferred Stock.

              The 8 3/4% Series F Cumulative Redeemable Preferred Stock may be redeemed at any time on or after September 29, 2006 at a liquidation value of $25.00 per share (payable solely out of the sale proceeds of other capital stock of SPG, which may include other series of preferred shares), plus accrued and unpaid dividends. The 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock may be redeemed at any time on or after September 30, 2007 at a liquidation value of $50.00 per share (payable solely out of the sale proceeds of other capital stock of SPG, which may include other series of preferred shares), plus accrued and unpaid dividends. Beginning October 1, 2012, the rate on this series of preferred stock increases to 9.89% per annum. Management intends to redeem the Series G Preferred Shares prior to October 1, 2012. Neither of these series of preferred stock has a stated maturity or is convertible into any other securities of SPG. Neither series is subject to any mandatory redemption provisions, except as needed to maintain or bring the direct or indirect ownership of the capital stock of SPG into conformity with REIT requirements.

    Preferred Stock of Subsidiary and Merger

              The Boards of Directors of SPG and Properties, Inc., on May 8, 2001 approved an agreement for the merger of Properties, Inc. into SPG in order to simplify the organizational structure of Simon Group. The merger was completed and became effective on July 1, 2001. SPG previously owned 99.999% of the common stock of Properties, Inc. In the merger, shares of Properties, Inc.'s common stock (other than those held by SPG) were converted into the right to receive approximately $98 in total, and outstanding shares of Properties, Inc.'s preferred stock were converted into shares of SPG preferred stock having substantially identical terms. Properties, Inc.'s Series B preferred stock was converted to Series F preferred stock of SPG and Properties, Inc.'s Series C preferred stock was converted to Series G preferred stock of SPG. Properties, Inc. Series B and Series C preferred stock is described below.

              The merger of SPG and Properties, Inc. was accounted for under the purchase method of accounting. The pro forma effect of the merger on SPG's balance sheet was to reclassify the entire carrying amount of SPG's preferred stock of subsidiary to the caption all series of preferred stock within shareholders' equity. In addition, the pro forma effect on the statement of operations was the reclassification of preferred dividends of subsidiary to preferred dividends. All other pro forma effects associated with this transaction were immaterial.

              Properties, Inc. was formerly a subsidiary of SPG prior to the merger noted above. Accordingly, the 11,000,000 shares of Series B and Series C preferred stock described below were reflected outside of equity as Preferred Stock of Subsidiary as of December 31, 2000.

              Properties, Inc. had outstanding 3,000,000 shares of its 7.89% Series C Cumulative Step-Up Premium RateSM Preferred Stock (the "Series C Preferred Shares") with a liquidation value of $50.00 per share. Beginning October 1, 2012, the rate was to increase to 9.89% per annum. Management intended to redeem the Series C Preferred Shares prior to October 1, 2012. Beginning September 30, 2007, Properties, Inc. could have redeemed the Series C Preferred Shares in whole or in part, using only the sale proceeds of other capital stock of Properties, Inc., at a liquidation value of $50.00 per share, plus accrued and unpaid distributions, if any, thereon. Additionally, the Series C Preferred Shares had no stated maturity and were not subject to any mandatory redemption provisions, nor were they convertible into any other securities of Properties, Inc. The SPG Operating Partnership paid a preferred distribution to Properties, Inc. equal to the dividends paid on the preferred stock.

              Properties, Inc. also had outstanding 8,000,000 shares of 8.75% Series B Cumulative Redeemable Preferred Stock, which it could have redeemed any time on or after September 29, 2006, at a liquidation value of $25.00 per share, plus accrued and unpaid dividends. The liquidation value (other than the portion thereof consisting of accrued and unpaid dividends) was payable solely out of the sale proceeds of other capital shares of Properties, Inc., which could have included other series of preferred shares. The SPG Operating Partnership paid a preferred distribution to Properties, Inc. equal to the dividends paid on the preferred stock.

    Limited Partners' Preferred Interests in the SPG Operating Partnership

              In connection with the NED Acquisition, the SPG Operating Partnership issued two new series of preferred Units during 1999 as a component of the consideration for the Properties acquired. The SPG Operating Partnership authorized 2,700,000, and issued 2,584,227 7.00% Cumulative Convertible Preferred Units (the "7.00% Preferred Units") having a liquidation value of $28.00 per Unit. During 2001, an additional 16,668 Units were issued that were held back at the time of acquisition pursuant to the resolution of a closing contingency. The 7.00% Preferred Units accrue cumulative dividends at a rate of $1.96 annually, which is payable quarterly in arrears. The 7.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into either a like number of shares of 7.00% Cumulative Convertible Preferred Stock of SPG with terms substantially identical to the 7.00% Preferred Units or Paired Units at a ratio of 0.75676 to one provided that the closing stock price of SPG's Paired Shares exceeds $37.00 for any three consecutive trading days prior to the conversion date. The SPG Operating Partnership may redeem the 7.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in Paired Units. In the event of the death of a holder of the 7.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the SPG Operating Partnership may be required to redeem the 7.00% Preferred Units at liquidation value payable at the option of the SPG Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or Paired Shares.

              The SPG Operating Partnership also authorized 2,700,000, and issued 2,584,227 8.00% Cumulative Redeemable Preferred Units (the "8.00% Preferred Units") having a liquidation value of $30.00.

During 2001, an additional 16,668 Units were issued that were held back at the time of acquisition pursuant to the resolution of a closing contingency. The 8.00% Preferred Units accrue cumulative dividends at a rate of $2.40 annually, which is payable quarterly in arrears. The 8.00% Preferred Units are each paired with one 7.00% Preferred Unit or with the Units into which the 7.00% Preferred Units may be converted. The SPG Operating Partnership may redeem the 8.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in either new preferred units of the SPG Operating Partnership having the same terms as the 8.00% Preferred Units, except that the distribution coupon rate would be reset to a then determined market rate, or in Paired Units. The 8.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into 8.00% Cumulative Redeemable Preferred Stock of SPG with terms substantially identical to the 8.00% Preferred Units. In the event of the death of a holder of the 8.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the SPG Operating Partnership may be required to redeem the 8.00% Preferred Units owned by such holder at their liquidation value payable at the option of the SPG Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or Paired Shares.

    Notes Receivable from Former CPI Shareholders

              Notes receivable of $19,113 from former CPI shareholders, which result from securities issued under CPI's executive compensation program and were assumed in the CPI Merger, are reflected as a deduction from capital in excess of par value in the statements of shareholders' equity in the accompanying combined financial statements and SPG's financial statements. Certain of such notes totaling $1,465 bear interest at rates ranging from 6.00% to 7.50% and become due during 2002. The remainder of the notes do not bear interest and become due at the time the underlying shares are sold.

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

              Restricted Stock.    The 1998 Plan also provides for shares of restricted common stock of the Companies to be granted to certain employees at no cost to those employees, subject to growth targets established by the Compensation Committee (the "Restricted Stock Program"). Restricted stock vests annually in four installments of 25% each beginning on January 1 following the year in which the restricted stock is awarded. The cost of restricted stock grants, which is based upon the stock's fair market value at the time such stock is earned, awarded and issued, is charged to shareholders' equity and subsequently amortized against earnings of Simon Group over the vesting period. Through December 31, 2001 a total of 2,697,806 Paired Shares, net of forfeitures, were awarded. Information regarding restricted stock awards are summarized in the following table for each of the years presented:

	For the Year Ended December 31,
	2001	2000	1999
Paired share awards of restricted stock, net of forfeitures	454,726	417,994	537,861
Weighted average grant price	$25.84	$22.94	$25.50
Amortization expense	$11,512	$11,770	$10,601

              Simon Group accounts for stock-based compensation programs using the intrinsic value method. This method measures compensation expense as the excess, if any, of the quoted market price of the stock at the grant date over the amount the employee must pay to acquire the stock. Options granted to Directors in 2001 vest over a twelve-month period while the employee options granted during 2001 vest over three years. The impact on pro forma net income and earnings per share as a result of applying the fair value method, as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, which requires entities to measure compensation costs measured at the grant date based on the fair value of the award, was not material.

              The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	December 31,
	2001	2000	1999
Weighted Average Fair Value per Option	$1.82	$1.57	$3.27
Expected Volatility	20.45 – 20.58%	20.00 – 20.01%	19.78 – 19.89%
Risk-Free Interest Rate	4.85 – 5.33%	6.08 – 6.47%	5.25 – 5.78%
Dividend Yield	7.36 – 7.83%	8.68 – 7.76%	5.32 – 6.43%
Expected Life	10 Years	10 years	10 years

              The weighted average remaining contract life for options outstanding as of December 31, 2001 was 6.78 years.

              Information relating to Director Options and Employee Options from December 31, 1998 through December 31, 2001 is as follows:

	Director Options		Employee Options
	Options	Option Price per Share (1)	Options	Option Price per Share (1)
Shares under option at December 31, 1998	75,080	$24.11	1,893,907	$24.82

Granted	62,000	26.90	100,000	25.29
Exercised	(5,000)	22.25	(77,988)	23.21
Forfeited	—	N/A	(58,253)	23.48

Shares under option at December 31, 1999	132,080	$25.49	1,857,666	$24.95

Granted	24,000	26.03	726,750	23.41
Exercised	(1,360)	24.63	(43,350)	23.44
Forfeited	—	N/A	(28,000)	23.41

Shares under option at December 31, 2000	154,720	$25.67	2,513,066	$24.55

Granted	26,000	26.09	1,085,836	25.40
Exercised	(11,000)	24.93	(372,226)	22.99
Forfeited	—	N/A	(48,925)	23.94

Shares under option at December 31, 2001	169,720	25.86	3,177,751	$25.03

Exercise price range		$22.25-$29.63		$22.25-$30.38

Options exercisable at December 31, 1999	108,080	24.69	1,636,833	24.46

Options exercisable at December 31, 2000	130,720	25.61	1,705,900	24.77

Options exercisable at December 31, 2001	143,720	25.81	1,753,218	25.11

(1)
Represents the weighted average price when multiple prices exist.

    Exchange Rights

              Limited partners in the Operating Partnerships have the right to exchange all or any portion of their Paired Units for Paired Shares of common stock on a one-for-one basis or cash, as selected by the

Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of the Companies' common stock at that time. The Companies have reserved 63,930,350 Paired Shares for possible issuance upon the exchange of Paired Units.

11.  Commitments and Contingencies

    Litigation

              Triple Five of Minnesota, Inc., a Minnesota corporation, v. Melvin Simon, et. al.    On or about November 9, 1999, Triple Five of Minnesota, Inc. ("Triple Five") commenced an action in the District Court for the State of Minnesota, Fourth Judicial District, against, among others, Mall of America, certain members of the Simon family and entities allegedly controlled by such individuals, and Simon Group. Two transactions form the basis of the complaint: (i) the sale by Teachers Insurance and Annuity Association of America of one-half of its partnership interest in Mall of America Company and Minntertainment Company to the SPG Operating Partnership and related entities (the "Teachers Sale"); and (ii) a financing transaction involving a loan in the amount of $312,000 obtained from The Chase Manhattan Bank ("Chase") that is secured by a mortgage placed on Mall of America's assets (the "Chase Mortgage"). The complaint, which contains twelve counts, seeks remedies of damages, rescission, constructive trust, accounting, and specific performance. Although the complaint names all defendants in several counts, Simon Group is specifically identified as a defendant in connection with the Teachers Sale. The litigation is currently in the discovery stage. Simon Group believes that the Triple Five litigation is without merit and intends to defend the action vigorously. Simon Group believes that the Triple Five litigation will not have a material adverse effect on Simon Group. Given the early stage of the litigation it is not possible to provide an assurance of the ultimate outcome of the litigation or an estimate of the amount or range of potential loss, if any.

              Carlo Agostinelli et al. v. DeBartolo Realty Corp. et al.    On October 16, 1996, a complaint was filed in the Court of Common Pleas of Mahoning County, Ohio, captioned Carlo Agostinelli et al. v. DeBartolo Realty Corp. et al. The named defendants are SD Property Group, Inc., an indirect 99%-owned subsidiary of SPG, and DeBartolo Properties Management, Inc., a subsidiary of the Management Company, and the plaintiffs are 27 former employees of the defendants. In the complaint, the plaintiffs alleged that they were recipients of deferred stock grants under the DeBartolo Realty Corporation ("DRC") Stock Incentive Plan (the "DRC Plan") and that these grants immediately vested under the DRC Plan's "change in control" provision as a result of the merger with DRC. Plaintiffs asserted that the defendants' refusal to issue them approximately 542,000 shares of DRC common stock, which is equivalent to approximately 370,000 Paired Shares computed at the 0.68 exchange ratio used in the DRC Merger, constituted a breach of contract and a breach of the implied covenant of good faith and fair dealing under Ohio law. Plaintiffs sought damages equal to such number of shares of DRC common stock, or cash in lieu thereof, equal to all deferred stock ever granted to them under the DRC Plan, dividends on such stock from the time of the grants, compensatory damages for breach of the implied covenant of good faith and fair dealing, and punitive damages. The plaintiffs and the defendants each filed motions for summary judgment. On October 31, 1997, the Court of Common Pleas entered a judgment in favor of the defendants granting their motion for summary judgment. The plaintiffs appealed this judgment to the Seventh District Court of Appeals in Ohio. On August 18, 1999, the District Court of Appeals reversed the summary judgment order in favor of the defendants entered by the Common Pleas Court and granted plaintiffs' cross motion for summary judgment, remanding the matter to the Common Pleas Court for the determination of plaintiffs' damages. The defendants petitioned the Ohio Supreme Court asking that they exercise their discretion to review and reverse the Appellate Court decision, but the Ohio Supreme Court did not grant the petition for review. The case was remanded to the Court of Common Pleas of Mahoning County, Ohio, to conduct discovery relevant to each plaintiff's damages and the counterclaims asserted by Simon Group. The Trial Court referred these matters to a Magistrate. Plaintiffs filed a Supplemental Motion for Summary Judgment on the question of damages. The Magistrate ruled on the counterclaims and found in Defendants' favor on one of them. On December 27, 2000, the Trial Court rendered judgment for the plaintiffs in the combined total amount of approximately $12,000, which includes a set-off of approximately $2,000 with impact to two of the plaintiffs. Defendants have appealed this judgment and plaintiffs have cross-appealed. The judgment has accrued interest at 10% per annum from and after the DRC Merger Date of August 6, 1996. Simon Group recorded a $12,000 loss in the third quarter of 1999 related to this litigation as an unusual item. On December 19, 2001, the Court of Appeals affirmed in part, reversed in part and remanded for limited trial with respect to the issues of plaintiffs' entitlement to dividends declared before the merger and with respect to the amount of shares claimed by one of the plaintiffs. The Court of Appeals overruled defendants' assignments of error. Defendants have petitioned the Ohio Supreme Court for review. Simon Group believes that established reserves are adequate and the ultimate outcome will not have a material adverse impact on its results of operations.

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

    Lease Commitments

              As of December 31, 2001, a total of 32 of the consolidated Properties are subject to ground leases. The termination dates of these ground leases range from 2002 to 2090. These ground leases generally require payments by Simon Group of a fixed annual rent, or a fixed annual rent plus a participating percentage over a base rate. Ground lease expense incurred by Simon Group included in other expense for the years ended December 31, 2001, 2000 and 1999, was $13,786, $13,654 and $13,365, respectively.

              Future minimum lease payments due under such ground leases for each of the next five years ending December 31 and thereafter are as follows:

2002	$7,317
2003	7,239
2004	6,772
2005	6,804
2006	6,919
Thereafter	475,872

$510,923

    Energy management services

              On September 30, 1999, Simon Property Group, L.P. entered into a multi-year contract with Enron Energy Services for Enron to supply or manage all of the energy commodity requirements for the wholly-owned properties and many of the Company's joint venture partnerships. The contract includes electricity, natural gas and maintenance of energy conversion assets and electrical systems including lighting. As a result of the December bankruptcy filing by Enron, Simon Group assumed total control over the management of its energy assets throughout the Portfolio, including the purchase and payment of utilities and maintenance and repair of energy related equipment. There was no service interruption to Simon Group's malls or tenants and Simon Group does not anticipate adverse financial consequences from the Enron bankruptcy.

    Insurance

              Simon Group's portfolio-wide general liability and property insurance policies expired on December 31, 2001. Simon Group renewed these policies, the cost of which is predominantly passed through to tenants, at similar coverage levels, but at price increases aggregating approximately 30% due to the impacts of September 11, 2001. All of the Portfolio Properties have insurance coverage for 2002. The exception to coverage levels is in the area of terrorism, which is excluded in Simon Group's new property coverage. Management believes that Simon Group is in compliance with all insurance provisions of its debt agreements even though Simon Group lacks terrorism insurance coverage.

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

12.  Related Party Transactions

              On April 1, 2001, the SPG Operating Partnership became the managing general partner of SPG Administrative Services Partnership L.P. ("ASP"). In addition, the SPG Operating Partnership acquired an additional 24% partnership interest in ASP from the Management Company. Prior to acquiring the additional interest, ASP was recapitalized with $29.1 million from the Management Company, which was funded by the SPG Operating Partnership through the note receivable from the Management Company, and $0.2 million from the SPG Operating Partnership which was funded through a reduction of ASP's note payable with the SPG Operating Partnership. The SPG Operating Partnership gained control of ASP as a result of the transactions and ASP is consolidated in Simon Group's results since April 1, 2001. ASP was previously consolidated as part of the Management Company. The change in control and consolidation of ASP will not have a material impact on the results of operations of Simon Group and the other aspects of the transaction were not material. ASP employs the majority of Simon Group's employees and was organized to provide services for the Management Company and its affiliates as well as multiple entities controlled by the SPG Operating Partnership.

              On December 28, 2000, Montgomery Ward LLC and certain of its related entities ("Ward") filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. On March 1, 2001, Kimco Realty Corporation lead the formation of a limited liability company, Kimsward LLC ("Kimsward"). Kimsward acquired the right from the Bankruptcy Court to designate persons or entities to whom the Ward real estate assets were to be sold. The Management Company's interest in Kimsward was 18.5%. During 2001 the Management Company recorded $18.3 million of equity in income from Kimsward. In addition, the SPG Operating Partnership charged the Management Company a $5.7 million fee for services rendered to the Management Company in connection with the Kimsward transactions, which is included in other income in the accompanying combined statements of operations. The remaining investment in Kimsward at December 31, 2001 is not material.

              The SPG Operating Partnership transferred its $2.2 million note receivable from the SRC Operating Partnership to the Management Company in exchange for an increase in the note receivable from the Management Company to the SPG Operating Partnership.

              Until April 15, 1999, when the Three Dag Hammarskjold building was sold, the SRC Operating Partnership received a substantial amount of its rental income from the SPG Operating Partnership for office space under lease.

13.  New Accounting Pronouncements

              On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill and requires the purchase method of accounting for all acquisitions. SFAS 141 is effective for Simon Group for any business combination that is completed after June 30, 2001. SFAS No. 142 requires that goodwill is no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired by Simon Group after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, Simon Group is required to adopt SFAS 142 on January 1, 2002 at which time amortization of the remaining book value of goodwill will cease and the new impairment-only approach will apply and may not be applied retroactively. Simon Group does not expect any impairment on goodwill from the adoption of SFAS 142 and the impact of SFAS 142 will be to eliminate the amortization of goodwill thereby increasing Simon Group's income before allocation to limited partners by approximately $1.2 million annually.

              In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." In addition, SFAS No. 144 supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS No. 144 is a broad statement that provides a framework for the evaluation of impairment of long-lived assets, the treatment for assets held for sale or to be otherwise disposed of, and the reporting of discontinued operations. The effective date for adoption of SFAS No. 144 is January 1, 2002. Simon Group is currently evaluating the impact of SFAS No. 144. SFAS No. 144 will also require Simon Group to reclassify the results of operations of properties sold which are not already classified as held for sale out of operating income into discontinued operations for all years presented.

              On January 1, 2001 Simon Group adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended in June of 2000 by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments and requires Simon Group to record on the balance sheet all derivative instruments at fair value and to recognize certain non-cash changes in these fair values either in the income statement or other comprehensive income, as appropriate under SFAS 133. SFAS 133 currently impacts the accounting for Simon Group's interest rate and foreign currency rate risk protection agreements.

              On adoption of SFAS 133, Simon Group recorded the difference between the fair value of the derivative instruments and the previous carrying amount of those derivatives on its combined balance sheets and in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with APB 20 "Accounting Changes." On adoption, Simon Group's net fair value of derivatives was ($2.0) million, of which $3.1 million was recorded in other liabilities and $1.1 million was recorded in other assets. In addition, $2.0 million of unrecognized loss was recorded in other comprehensive income as a cumulative effect of accounting change and an expense of $1.7 million was recorded as a cumulative effect of accounting change in the statement of operations, which includes Simon Group's $1.5 million share of joint venture cumulative effect of accounting change.

              On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), which addressed certain revenue recognition policies, including the accounting for overage rent by a landlord. SAB 101 requires overage rent to be recognized as revenue only when each tenant's sales exceeds its sales threshold. Simon Group previously recognized overage rent based on reported and estimated sales through the end of the period, less the applicable prorated base sales amount. Simon Group adopted SAB 101 effective January 1, 2000 and recorded a loss from the cumulative effect of an accounting change of $12.3 million in the first quarter of 2000, which includes Simon Group's $1.8 million share from unconsolidated entities.

14.  Quarterly Financial Data (Unaudited)

        Combined summarized quarterly 2001 and 2000 data is as follows:

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$490,676	$488,270	$500,647	$569,242
Operating income	209,373	209,180	214,459	200,406	(1)
Income before extraordinary items and cumulative effect of accounting change	63,775	69,970	69,585	78,967
Net income available to common shareholders	30,939	36,746	36,251	43,853
Income before extraordinary items and cumulative effect of accounting change per Paired Share – Basic and Diluted	$0.19	$0.21	$0.21	$0.25
Net income per Paired Share – Basic and Diluted	$0.18	$0.21	$0.21	$0.25
Weighted average Paired Shares outstanding	172,000,973	172,485,020	172,746,242	173,426,964
Diluted weighted average Paired Shares outstanding	172,177,927	172,804,636	173,031,400	173,707,033
(1)
– The fourth quarter of 2001 includes an impairment charge of $47.0 million.

2000
Total revenue	$477,851	$487,659	$493,926	$561,315
Operating income	207,144	205,730	219,413	257,709	(2)
Income before extraordinary items and cumulative effect of accounting change	71,136	75,912	77,434	122,937
Net income available to common shareholders	28,243	41,012	42,025	75,248
Income before extraordinary items and cumulative effect of accounting change per Paired Share – Basic and Diluted	$0.21	$0.24	$0.24	$0.44
Net income per Paired Share – Basic and Diluted	$0.16	$0.24	$0.24	$0.44
Weighted average Paired Shares outstanding	173,222,954	173,672,074	172,759,374	171,934,468
Diluted weighted average Paired Shares outstanding	173,268,218	173,815,090	172,862,078	172,037,113
(2)
– The second quarter of 2000 includes an impairment charge of $10.6 million.

QuickLinks

  EXHIBIT 13.1
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Simon Property Group, Inc. and SPG Realty Consultants, Inc. Combined Balance Sheets (Dollars in thousands, except per share amounts)
Simon Property Group, Inc. and SPG Realty Consultants, Inc. Combined Statements of Operations and Comprehensive Income (Dollars in thousands, except per share amounts)
Simon Property Group, Inc. and SPG Realty Consultants, Inc. Combined Statements of Cash Flows (Dollars in thousands)
Simon Property Group, Inc. Consolidated Balance Sheets (Dollars in thousands, except per share amounts)
Simon Property Group, Inc. Consolidated Statements of Operations and Comprehensive Income (Dollars in thousands, except per share amounts)
Simon Property Group, Inc. Consolidated Statements of Cash Flows (Dollars in thousands)
Simon Property Group, Inc. Consolidated Statements of Shareholders' Equity (Dollars in thousands)
SPG Realty Consultants, Inc. Consolidated Balance Sheets (Dollars in thousands, except per share amounts)
SPG Realty Consultants, Inc. Consolidated Statements of Operations (In thousands, except per share amounts)
SPG Realty Consultants, Inc. Consolidated Statements of Cash Flows (Dollars in thousands)
SPG Realty Consultants, Inc. Statements of Shareholders' Equity (Dollars in thousands)
SIMON PROPERTY GROUP, INC. AND SPG REALTY CONSULTANTS, INC. NOTES TO FINANCIAL STATEMENTS (Dollars in thousands, except per share amounts and where indicated as in millions or billions)