Form 10-K, Exhibit 13
period 2002-12-31
SIMON PROPERTY GROUP INC /DE/
filed 2003-03-07
CIK 1063761

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.1

Selected Financial Data

            The following tables set forth selected combined financial data. The selected combined financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Amounts represent the combined amounts for Simon Property and SPG Realty for all periods as of or for the years ended December 31 from September 24, 1998 to December 31, 2002. SPG Realty merged into Simon Property on December 31, 2002. Other data we believe is important in understanding trends in Simon Property's business is also included in the tables.

	As of or for the Year Ended December 31,
	2002(1)	2001	2000(1)	1999(1)	1998(1)
	(in thousands, except per share data)
OPERATING DATA:
Total revenue	$2,185,802	$2,048,835	$2,020,751	$1,892,703	$1,405,559
Income before extraordinary items and cumulative effect of accounting change	547,348	282,297	347,419	304,100	236,230
Net income available to common shareholders	$358,387	$147,789	$186,528	$167,314	$133,598
BASIC EARNINGS PER SHARE:
Income before extraordinary items and cumulative effect of accounting change	$1.93	$0.87	$1.13	$1.00	$1.02
Extraordinary items	0.06	—	—	(0.03)	0.04
Cumulative effect of accounting change	—	(0.01)	(0.05)	—	—

Net income	$1.99	$0.86	$1.08	$0.97	$1.06

Weighted average shares outstanding	179,910	172,669	172,895	172,089	126,522
DILUTED EARNINGS PER SHARE:
Income before extraordinary items and cumulative effect of accounting change	$1.93	$0.86	$1.13	$1.00	$1.02
Extraordinary items	0.06	—	—	(0.03)	0.04
Cumulative effect of accounting change	—	(0.01)	(0.05)	—	—

Net income	$1.99	$0.85	$1.08	$0.97	$1.06

Diluted weighted average shares outstanding	181,501	173,028	172,994	172,226	126,879
Distributions per share (2)	$2.175	$2.08	$2.02	$2.02	$2.02
BALANCE SHEET DATA:
Cash and cash equivalents	$397,129	$259,760	$223,111	$157,632	$129,195
Total assets	14,904,502	13,810,954	13,937,945	14,223,243	13,277,000
Mortgages and other notes payable	9,546,081	8,841,378	8,728,582	8,768,951	7,973,372
Shareholders' equity	$3,467,733	$3,214,691	$3,064,471	$3,253,658	$3,409,209
OTHER DATA:
Cash flow provided by (used in): (5)
Operating activities	$882,990	$859,062	$743,519	$660,307	$538,977
Investing activities	(785,730)	(351,310)	(134,237)	(661,051)	(2,131,440)
Financing activities	$40,109	$(471,103)	$(543,803)	$29,181	$1,611,959
Ratio of Earnings to Fixed Charges and Preferred Dividends (3)	1.66x	1.33x	1.37x	1.36x	1.44x

Funds from Operations (FFO) (4)	$943,760	$850,117	$793,158	$715,223	$544,481

FFO allocable to Simon Property	$696,457	$618,020	$575,655	$520,346	$361,326

Notes

(1)
On May 3, 2002, Simon Property jointly acquired Rodamco North America N.V. In 1999, Simon Property acquired the assets of New England Development Company. In 1998, Simon Property merged with Corporate Property Investors, Inc. In the accompanying financial statements, Note 2 describes the basis of presentation and Note 4 describes acquisitions and disposals.

(2)
Represents distributions declared per period.

(3)
In 2002, includes $162.0 million of gains on sales of assets, net, and excluding these gains the ratio would have been 1.45. In 2001, includes a $47,000 impairment charge (see Note 4 to the accompanying financial statements). Excluding this charge the ratio would have been 1.39x in 2001. In 1999, includes a $12,000 unusual loss (see Note 11 to the accompanying financial statements) and a total of $12,290 of asset write-downs. Excluding these items, the ratio would have been 1.39x in 1999.

(4)
FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition and reconciliation of FFO.

(5)
Certain reclassifications have been made to prior period cash flow information to conform to the current year presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

SIMON PROPERTY GROUP, INC.

            You should read the following discussion in conjunction with the financial statements and notes thereto that are included in this Annual Report to Shareholders. Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties incidental to the ownership and operation of commercial real estate include, but are not limited to: national, international, regional and local economic climates, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks associated with acquisitions, the impact of terrorist activities, environmental liabilities, maintenance of REIT status, the availability of financing, and changes in market rates of interest. We undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Overview

            Simon Property Group, Inc. ("Simon Property") is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust ("REIT"). Simon Property Group, L.P. (the "Operating Partnership") is a majority-owned partnership subsidiary of Simon Property that owns all but one of our real estate properties. In this discussion, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

            We are engaged primarily in the ownership, operation, leasing, management, acquisition, expansion and development of real estate properties. Our real estate properties consist primarily of regional malls and community shopping centers. As of December 31, 2002, we owned or held an interest in 246 income-producing properties in the United States, which consisted of 173 regional malls, 68 community shopping centers, and five office and mixed-use properties in 36 states (collectively, the "Properties", and individually, a "Property"). Mixed-use properties are properties that include a combination of retail space, office space, and/or hotel components. We also own interests in four parcels of land held for future development (together with the Properties, the "Portfolio"). In addition, we have ownership interests in other real estate assets and ownership interests in eight retail real estate properties operating in Europe and Canada. Leases from retail tenants generate the majority of our revenues including:

  •
  Base minimum rents and cart and kiosk rentals,
  •
  Overage and percentage rents based on tenants' sales volume, and
  •
  Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate tax, repairs and maintenance, and advertising and promotional expenditures.

            We also generate revenues due to our size and tenant relationships from:

  •
  Simon Brand Ventures ("Simon Brand") pursues mall marketing initiatives, including the sale of gift certificates and gift cards. We launched our Simon Visa Gift Card test at four malls in the fall of 2001 and extended the program to 43 additional malls in August 2002. We plan to complete the roll-out to other regional malls in 2003. The gift card program will eventually replace our existing paper certificates.
  •
  Simon Brand also forms consumer focused strategic corporate alliances
  •
  Simon Business Network ("Simon Business") offers property operating services to our tenants and others resulting from its relationships with vendors.

            A REIT is a company that owns and, in most cases, operates income-producing real estate such as regional malls, community shopping centers, offices, apartments, and hotels. To qualify as a REIT, a company must distribute at least 90 percent of its taxable income to its shareholders annually. Taxes are paid by shareholders on the dividends received and any capital gains. Most states also follow this federal treatment and do not require REITs to pay state income tax.

            M.S. Management Associates, Inc. (the "Management Company") provides leasing, management, and development services to most of the Properties. In addition, insurance subsidiaries of the Management Company reinsure the self-insured retention portion of our general liability and workers' compensation programs. Third party providers provide coverage above the insurance subsidiaries' limits. Through the Operating Partnership, as of December 31, 2002, we owned voting and non-voting common stock and three classes of participating preferred stock of the Management Company; however, 95% of the voting common stock was owned by three Simon family members. Our ownership interest and our note receivable from the Management Company entitled us to approximately 98% of the after-tax economic benefits of the Management Company's operations. As of December 31, 2002, we accounted for our investment in the Management Company using the equity method of accounting. As explained below, effective January 1, 2003, the Operating Partnership acquired the remaining equity interests in the Management Company.

Structural Simplification

            During 2002, we continued to simplify our organizational structure by merging SPG Realty Consultants, Inc. ("SPG Realty") into Simon Property, ending the "paired share" REIT structure resulting from our combination with Corporate Property Investors, Inc. All of the outstanding stock of SPG Realty was previously held in trust for the benefit of the holders of common stock of Simon Property. As a result of the merger, our stockholders who were previously the beneficial owners of the SPG Realty stock are now, by virtue of their ownership of our common stock, the owners of the assets and operations formerly owned or conducted by SPG Realty. The balance sheet data contained in this analysis represents the merged balance sheet of Simon Property as of December 31, 2002 and the combined consolidated balance sheets of Simon Property and SPG Realty as of December 31, 2001. In addition, the results of operations and cash flow disclosures contained in this analysis represent the combined results of Simon Property and SPG Realty for all periods presented.

            As noted above, on January 1, 2003, the Operating Partnership acquired all of the remaining equity interests of the Management Company from three Simon family members for a total purchase price of $425,000, which was equal to the appraised value of the interests as determined by an independent third party. The acquisition was unanimously approved by our independent directors. As a result, the Management Company is now a wholly owned consolidated taxable REIT subsidiary ("TRS") of the Operating Partnership.

Operational Overview

            Our core regional mall business continued to perform well in 2002 and grew as a result of strong operating fundamentals, the lower interest rate environment, and the Rodamco acquisition. We increased our regional mall occupancy 80 basis points to 92.7% as of December 31, 2002 from 91.9% as of December 31, 2001. Our regional mall average base rents increased 4.8% to $30.70 per square foot ("psf") from $29.28 psf. In addition, we maintained strong regional mall leasing spreads of $7.77 psf in 2002 that increased from $5.78 psf in 2001. The regional mall leasing spread for 2002 includes new store leases signed at an average of $40.35 psf initial base rents as compared to $32.58 psf for store leases terminating or expiring in the same period. Regional mall comparable sales psf increased 2.0% to $391 psf in 2002 from $383 psf in 2001 despite the weak overall economy.

            We grew our business by expanding our Portfolio with the Rodamco acquisition of nine new Properties and the purchase of the remaining ownership interest in Copley Place. We acquired our initial ownership interest in Copley Place as part of the Rodamco acquisition. These acquisitions added $99.4 million to our 2002 consolidated total revenues, $37.1 million to our 2002 consolidated operating income, and $8.9 million to our income from unconsolidated entities.

            The positive impact of our acquisitions was partially offset by the impact of the sale of our joint venture interests in Orlando Premium Outlets and the five Mills Properties. These sales generated net proceeds of $221.5 million and total gains of $170.7 million, which include proceeds and gains realized by the Management Company. We also disposed of seven of our nine assets held for sale as of December 31, 2001 and two other non-core Properties that were no longer consistent with our ownership strategy.

            We issued 9,000,000 shares of common stock in a public offering on July 1, 2002 that generated net proceeds of $322.2 million. We issued the shares partially to meet the needs of index funds after our addition to the S&P 500 Index, as well as to permanently finance a portion of the Rodamco acquisition.

            Finally, we took advantage of favorable long-term interest rates to issue $500.0 million of unsecured notes at a weighted average interest rate of 6.06% with terms of 6 and 10 years. We used a portion of these proceeds in August 2002 to permanently finance the remaining portion of the Rodamco acquisition. In addition, we issued $394.0 million of mortgage debt collateralized by ten Properties at 6.20% with a term of ten years to pay-off existing mortgage loans. Combined with our other financing activities, our overall weighted average interest rate as of December 31, 2002 decreased 27 basis points from December 31, 2001.

            We expect our overall Portfolio performance will be stable in 2003 as we expect to maintain similar leasing spreads, maintain or increase occupancy, and increase average base rents psf.

Portfolio Data

            The Portfolio data as discussed in the operations overview above includes some of the key operating statistics for our regional malls that we believe are necessary to understand our business. These statistics include the impact of the Rodamco acquisition. The Portfolio data includes occupancy, average base rents psf, leasing spreads, and comparable sales psf. Operating statistics give effect to newly acquired Properties beginning in the year of acquisition and do not include those Properties located outside of the United States. The following table summarizes some of the key operating statistics:

	2002(1)	% Change	2001	% Change	2000	% Change
Occupancy
Regional Malls	92.7%		91.9%		91.8%
Community Shopping Centers	86.9%		89.3%		91.5%
Average Base Rent per Square Foot
Regional Malls	$30.70	4.8%	$29.28	3.4%	$28.31	3.6%
Community Shopping Centers	$10.12	2.5%	$9.87	5.4%	$9.36	12.0%
Comparable Sales Per Square Foot
Regional Malls	$391	2.0%	$383	(0.2%)	$384	1.8%
Community Shopping Centers	$199	(1.1%)	$201	6.7%	$189	1.1%

(1)
— Includes the impact of the Rodamco acquisition in May 2002.

            Occupancy Levels and Average Base Rents.    Occupancy and average base rent is based on mall and freestanding GLA owned by us ("Owned GLA") at mall and freestanding stores in the regional malls and all tenants at community shopping centers. We believe the continued growth in regional mall occupancy is primarily the result of a significant increase in the overall quality of our Portfolio. The result of the increase in occupancy is a direct or indirect increase in nearly every category of revenue. Our portfolio has increased occupancy and increased average base rents even in the difficult current economic climate.

            Comparable Sales per Square Foot.    Sales volume includes total reported retail sales at Owned GLA in the regional malls and all reporting tenants at community shopping centers. Retail sales at Owned GLA affect revenue and profitability levels because they determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

Significant Accounting Policies

            Our significant accounting policies are described in detail in Note 3 of the Notes to Financial Statements. The following briefly describes those accounting policies that we believe are most critical to understanding our business:

  •
  Minimum rent revenues are accrued on a straight-line basis over the terms of the respective leases. We receive reimbursements from tenants for our recoverable expenditures, which consist of property operating, real estate tax, repairs and maintenance, and advertising and promotional expenditures. Reimbursements from tenants for recoverable portions of these expenditures are accrued as revenue in the period the applicable expenditures are incurred. We recognize any differences between the estimated and actual amounts in the subsequent year.
  •
  In order to maintain our status as a REIT, we are required to distribute 90% of our taxable income in any given year and meet certain asset and income tests in addition to other requirements. We monitor our business and transactions that may potentially impact our REIT status. If we fail to maintain our REIT status, then we would be required to pay federal income taxes at regular corporate income tax rates for a period of four years before we could reapply for REIT status.

  •
  We review investment properties for impairment on a Property-by-Property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the Property. We recognize an impairment of investment property when the estimated undiscounted operating income before depreciation and amortization is less than the carrying value of the Property. To the extent an impairment has occurred, we charge to income the excess of the carrying value of the Property over its estimated fair value. We may decide to sell Properties that are held for use. The sales prices of these Properties may differ from their carrying values.
  •
  Income from unconsolidated entities is recognized under the equity method of accounting based upon our economic ownership in the unconsolidated entities after considering partner preferences.
  •
  Allocation of income to the limited partners is based upon the limited partners' direct interest in the Operating Partnership for the period.

Results of Operations

            The following acquisitions, dispositions, and openings affected our consolidated results of operations for the periods ended December 31, 2002 versus December 31, 2001:

  •
  On May 3, 2002, we completed the Rodamco acquisition which added five newly consolidated Properties.
  •
  On July 19, 2002, we acquired the remaining ownership interest in Copley Place that resulted in our consolidation of this Property. Our initial joint venture partnership interest was acquired as part of the Rodamco acquisition.
  •
  During 2002, we sold seven of the nine assets that were held for sale as of December 31, 2001. We also sold two other non-core assets in the fourth quarter of 2002.
  •
  In 2001, we completed the construction of Bowie Towne Center that opened in October 2001 and we sold Century Consumer Mall, Golden Ring Mall and Rockaway office building in the first quarter 2001.

            The following acquisitions, dispositions, and openings affected our income from unconsolidated entities in the comparative periods:

  •
  The May 2002 Rodamco acquisition, which added six new joint venture partnership interests during the period, including our initial interest in Copley Place.
  •
  The October 2001 acquisition of a 50% ownership interest in Fashion Valley Mall.
  •
  The April 2002 sale of our interest in Orlando Premium Outlets
  •
  The May 2002 sale of our interests in five Mills Properties.

            For the purposes of the following comparison between the years ended December 31, 2002 and December 31, 2001, the above transactions are referred to as the Property Transactions. Consolidated Property transactions are referred to in our discussion of the components of operating income. Unconsolidated entity Property Transactions are referred to in the income from unconsolidated entities discussion. In the following discussion of our results of operations, "comparable" refers to Properties open and operating throughout both 2002 and 2001.

  Year Ended December 30, 2002 vs. Year Ended December 30, 2001

            Total minimum rents, excluding rents from Simon Brand and Simon Business initiatives, increased $64.6 million. The net effect of the Property Transactions increased these rents $49.0 million. Comparable rents increased $15.6 million during the period including a $21.7 million increase in base rents due to increased occupancy, leasing space at higher rents, and renting unoccupied in-line space and kiosks to temporary tenants. The change in comparable rents also is net of a decrease in straight-line rent income of $6.1 million. Total other income, excluding Simon Brand and Simon Business initiatives, increased $10.7 million. This increase includes the net $1.9 million increase in other income from the Property Transactions and a $21.9 million increase in outlot land parcel sales at comparable Properties. In addition, the increase includes the impact of our hedges of the Rodamco acquisition, which positively impacted operating income by $7.1 million during the period ($7.8 million is included in other income and $0.7 million of expense is included in other expenses). These increases were offset by $5.7 million in fee income recorded in 2001 associated with services provided to the Management Company in connection with the right to designate persons or entities to whom the Montgomery Ward LLC real estate assets were to be sold (the "Kimsward transaction"). Also offsetting these increases was a $4.4 million decrease in lease settlements and a $3.8 million decrease in interest income due to the lower interest rate environment.

            Consolidated revenues from Simon Brand and Simon Business initiatives increased $9.8 million to $84.6 million from $74.8 million. This increase includes the net $4.1 million increase from the Property Transactions primarily from parking services acquired. The increase also includes the $8.6 million of revenue, net, resulting from the settlement with Enron Corporation which was partially offset by a $5.6 million contract cash termination payment recognized in 2001. The contract cash termination payment was received to terminate a provision within the overall Enron contract that eliminated our right to invest in and participate in savings from the contractor's installation of energy efficient capital equipment. The increase in our recovery revenues of $52.4 million resulted from the Property Transactions and increased recoverable expenditures including increased insurance costs and utility expenditures. The increased insurance costs are due to increased premiums for terrorism and general liability insurance. Utility expenses increased primarily due to the loss of our energy contract with Enron. Future increases, if any, in these expenses are expected to be recoverable from tenants. These expense increases were partially offset by decreased repairs and maintenance and advertising and promotional expenditures.

            Depreciation and amortization expense increased $26.5 million primarily from the increase in depreciation expense from the Property Transactions. In 2001, we recorded an impairment charge of $47.0 million to adjust the nine assets held for sale to their estimated fair value. Other expenses were relatively flat year over year. These expenses include $4.0 million of expense in 2002 related to litigation settlements and $2.7 million from the write-off of our last remaining technology investment. In 2001, we wrote down an investment by $3.0 million and we wrote off $2.7 million of miscellaneous technology investments.

            Interest expense during 2002 decreased $4.7 million compared to the same period in 2001. This decrease resulted from lower variable interest rate levels offset by $29.0 million of interest expense on borrowings used to fund the Rodamco acquisition and the purchase of the remaining ownership interest in Copley Place and the assumption of consolidated property level debt resulting from these acquisitions.

            Income from unconsolidated entities increased $10.2 million in 2002, resulting from an $11.4 million increase in income from unconsolidated partnerships and joint ventures, and a $1.2 million decrease in income from the Management Company before losses from MerchantWired LLC. The increase in joint venture income resulted from the Rodamco acquisition, lower variable interest rate levels, and our acquisition of Fashion Valley Mall in October 2001. These increases in income from joint ventures were offset by the loss of income due to the sale of our interests in the Mills Properties and Orlando Premium Outlets.

            The decrease in income from the Management Company before losses from MerchantWired LLC includes our $8.4 million share of the gain, net of tax, associated with the sale of land partnership interests to the Mills Corporation in 2002. This was offset by our $12.0 million share of income, before tax, recorded in 2001 from the Kimsward transaction, net of fees charged by the Operating Partnership. In addition, in 2001, we recorded our net $13.9 million share from the write-off of technology investments, primarily clixnmortar. The Management Company also had increased income tax expense, increased dividend expenses due to the issuance of two new series of preferred stock to us, and decreased income from land sale gains totaling $11.1 million. Finally, the Management Company's core fee businesses were flat in 2002 versus 2001.

            Losses from MerchantWired LLC increased $14.6 million, net. This includes our share of a $4.2 million net impairment charge in 2002 on certain technology assets and the $22.5 million net write-off of our investment in MerchantWired, LLC recorded in 2002. The write-off and the impairment charge have been added back as part of our funds from operations reconciliation. The total technology write-off related to MerchantWired LLC was $38.8 million before tax. Offsetting these charges are reduced operating losses from MerchantWired LLC due to its ceasing operations in 2002.

            We sold several Properties and partnership interests in 2002. We sold our interest in Orlando Premium Outlets during 2002 to our partner in the joint venture. We sold our interests in five Mills Properties to our partner, the Mills Corporation, and sold two of the acquired Rodamco partnership interests and one existing partnership interest to Teachers Insurance and Annuity Association of America ("Teachers") to fund a portion of the Rodamco acquisition. In addition, as part of our disposition strategy we disposed of seven of the nine assets held for sale as of December 31, 2001 and two other non-core Properties. Finally, we made the decision to no longer pursue certain development projects and we wrote-off the carrying amount of our predevelopment costs and land acquisition costs associated with these projects. The following table summarizes our net gain on sales of assets and other for 2002 (in millions):

Asset	Type (number of properties)	Net Proceeds	Gain/(Loss)(c)
Orlando Premium Outlets	Specialty retail center (1)	$ 46.7	$ 39.0
Mills Properties (a)	Value-oriented super-regional malls (5)	150.7	123.3
Assets held for sale	Community centers (3) and regional malls (2)	28.1	(7.0)
Teachers transaction	Regional malls (3)	198.0	25.7
Other transactions	Community center (1), regional mall (1), other (b)	9.2	(1.9)
Other	Pre-development and land acquisition costs	n/a	(17.1)

		$432.7	$162.0

(a)
Amounts exclude sales of land partnership interests by the Management Company to the Mills Corporation. These sales resulted in net proceeds of $24.1 million, resulting in our share of a gain of $8.4 million, net of tax.

(b)
Includes the ownership of two jointly held assets acquired in the Rodamco acquisition.

(c)
The net gain of $162.0 million from the sale of assets and other for 2002 and our $8.4 million, net of tax, share of the gain recorded by the Management Company have been deducted as part of our funds from operations reconciliation.

            In 2001, we recognized a net gain of $2.6 million on the sale of one regional mall, one community center, and one office building from net proceeds of approximately $19.6 million.

            During 2002, we recognized $16.1 million in gains on the forgiveness of debt related to the disposition of two regional malls. Net cash proceeds from these disposals were $3.6 million. In addition, we incurred $1.8 million of expense included in extraordinary items during 2002 from the early extinguishment of debt that consisted of prepayment penalties and the write-off of unamortized mortgage costs. In 2001, we recorded a $1.7 million expense as a cumulative effect of an accounting change, which includes our $1.5 million share from unconsolidated entities, due to the adoption of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended.

  Year Ended December 31, 2001 vs. Year Ended December 31, 2000

            The following acquisitions, dispositions, and openings affected our consolidated results of operations in the comparative periods December 31, 2001 vs. December 31, 2000:

  •
  The October 2001 opening of Bowie Towne Center.
  •
  The first quarter 2001 sale of Century Consumer Mall, Golden Ring Mall and Rockaway office building.
  •
  The 2000 sales of two regional mall, four community centers, and one mixed-use property.

            The following acquisitions, dispositions, and openings affected our income from unconsolidated entities in the comparative periods:

  •
  The October 2001 acquisition of a 50% ownership interest in Fashion Valley Mall.
  •
  The May 2000 opening of Orlando Premium Outlets.
  •
  The November 2000 opening of Arundel Mills.
  •
  The January 2000 and October 2000 sale of two partnership interests.

            For the purposes of the following comparison between the years ended December 31, 2001 and December 31, 2000, the above transactions are referred to as the Property Transactions.

            Our operating income was impacted by positive trends in 2001 including a $38.1 million increase in minimum rents, excluding rents from Simon Brand and Simon Business initiatives. The increase in minimum rent primarily results of steady occupancy levels and the replacement of expiring tenant leases with renewal leases at higher minimum base rents. Revenues from Simon Brand and Simon Business initiatives increased $9.6 million including a $5.6 million contract cash termination payment recognized in 2001. The contract cash termination payment was received to terminate a provision within the overall Enron contract that eliminated our right to invest in and participate in savings from the contractor's installation of energy efficient capital equipment. Revenues from temporary tenant rentals increased $5.8 million reflecting our continual effort to maximize the profitability of our mall space. Miscellaneous income increased $1.5 million. This increase includes $5.7 million in fees associated with the Kimsward transaction charged to the Management Company, offset by a decrease in various miscellaneous income items in the prior year. The change in operating income includes the net positive impact of the Property Transactions of $6.6 million.

            These positive trends realized in operating income were offset by an impairment charge of $47.0 million we recorded in 2001 to adjust the nine assets held for sale to their estimated fair value. In 2000, we recorded a $10.6 million impairment charge on two Properties as the contract prices for the sales of these Properties as of December 31, 2000 were less than our carrying amounts. We closed the sale of these Properties in 2001. We recognized a non-recurring $3.0 million write-down of an investment in 2001 and we wrote-off $2.7 million of miscellaneous technology investments in 2001, both included in other expenses. In addition, we wrote-off $3.0 million of miscellaneous technology investments in 2000 included in other expenses. Depreciation and amortization increased $36.6 million primarily due to an increase in depreciable real estate resulting from renovation and expansion activities, as well as increased tenant cost amortization. Tenant reimbursement revenues, net of reimbursable expenses, decreased $19.4 million. This decrease is primarily the result of true-up billings and decreases in recovery ratios. Overage rents decreased $7.8 million resulting from flat sales levels. The sale of outlot land parcels declined in 2001 resulting in a $12.2 million decrease in revenues. Interest income decreased $4.2 million during 2001 due to the lower interest rate environment.

            Interest expense during 2001 decreased $28.1 million, or 4.4% compared to the same period in 2000. This decrease is primarily due to lower interest rates during 2001 and reduced balances in the corporate credit facilities, offset by the issuance of $500.0 million of unsecured notes on January 11, 2001 and $750.0 million in unsecured notes on October 26, 2001.

            Income from unconsolidated entities decreased $19.3 million in 2001, resulting from a $10.2 million increase in income from unconsolidated partnerships and joint ventures, and a $29.5 million decrease in income from the Management Company. The increase in joint venture income related to: lower interest rates; a reduction in real estate taxes due to a real estate tax settlement at one Property; the acquisition of Fashion Valley Mall in 2001; and the full year impact of two Properties that opened in 2000. Included in the Management Company decrease is our net $13.9 million share of the write-off of technology investments, primarily clixnmortar. In addition, the Management Company realized a $3.7 million decrease in various fee revenues, a $3.2 million decrease in land sales, and a $4.3 million increase in overhead expenses. These amounts are partially offset by $12.0 million of income from the Kimsward transaction, net of the $5.7 million fee charged by the Operating Partnership. In addition, our share of the increased losses associated with MerchantWired LLC was $14.0 million.

            During 2001, we recorded a $1.7 million expense as a cumulative effect of an accounting change, which includes our $1.5 million share from unconsolidated entities, due to the adoption of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. During 2000, we recorded a $12.3 million expense as a cumulative effect of an accounting change, which includes our $1.8 million share from unconsolidated entities, due to the adoption of Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 addressed certain revenue recognition policies, including the accounting for overage rent by a landlord.

            The $2.6 million net gain on the sales of assets in 2001 resulted from the sale of our interests in one regional mall, one community center, and one office building for an aggregate sales price of approximately $20.3 million. In 2000, we recognized a net gain of $19.7 million on the sale of two regional malls, four community centers, and one office building for an aggregate sales price of approximately $142.6 million.

            Preferred dividends of subsidiary prior to July 1, 2001 represented distributions on preferred stock of SPG Properties, Inc., a former subsidiary of Simon Property that was merged into Simon Property on that date.

Lease Expirations

            Our ability to maintain and increase consolidated revenues, operating cash flows and distributions from joint ventures is dependent upon our ability to re-lease space as leases expire with positive leasing spreads that result in increased average base rents. The following table lists the details of our lease expirations for our Properties over the next three years and thereafter. We expect to maintain positive leasing spreads in 2003.

Regional Malls	Number of Leases	GLA	Average Base Rents	Number of Leases	Anchor GLA	Average Base Rents
2003	1,870	4,209,343	$31.55	11	1,351,995	$2.74
2004	2,004	4,964,187	30.96	25	2,479,462	3.43
2005	1,915	5,442,681	30.95	24	2,958,181	2.25
2006 and Thereafter	11,614	37,797,299	31.41	184	21,109,701	4.46

Total	17,403	52,413,510	$31.33	244	27,899,339	$4.05

Community Centers
2003	116	389,064	$12.54	7	149,082	$9.43
2004	174	529,021	13.74	8	280,709	$6.00
2005	216	673,015	14.73	11	343,053	$8.66
2006 and Thereafter	426	2,210,598	12.89	134	5,436,325	$8.24

	932	3,801,698	$13.30	160	6,209,169	$8.19

Liquidity and Capital Resources

            Our balance of cash and cash equivalents increased $137.4 million during 2002 to $397.1 million as of December 31, 2002, including a balance of $171.2 million related to our gift certificate program, which we do not consider available for general working capital purposes. Our liquidity is derived primarily from our leases that generate positive net cash flow from operations and distributions from unconsolidated entities.

            Another source of our liquidity is our $1.25 billion unsecured revolving credit facility (the "Credit Facility") which provides flexibility as our cash needs vary from time to time. On April 16, 2002, we refinanced the Credit Facility. On December 31, 2002, the Credit Facility had available borrowing capacity of $918.3 million, net of outstanding letters of credit of $23.7 million. The Credit Facility bears interest at LIBOR plus 65 basis points with an additional 15 basis point facility fee on the entire $1.25 billion facility and provides for variable grid pricing based upon our corporate credit rating. The Credit Facility has an initial maturity of April 2005, with an additional one-year extension available at our option. Finally, we and the Operating Partnership also have access to public equity and long term unsecured debt markets. Our current corporate ratings are Baa2 by Moody's Investors Service and BBB+ by Standard & Poor's. Moody's Investors Service lowered our senior unsecured debt rating from Baa1 to Baa2 in November of 2002 following our announcement of the bid to acquire Taubman Centers, Inc. and Moody's own cautious outlook on the macro-economic environment. Moody's stated that "the Baa2 senior unsecured debt rating continues to reflect Simon's leading position as an owner and operator of the largest and most diverse portfolio of retail malls in the USA, as well as its strong tenant relationships and excellent franchise value." We believe this downgrade has not had and will not have a negative impact on our access to capital or our aggregate borrowing costs.

            Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $1.1 billion, of which $78.8 million was obtained from excess proceeds distributed from unconsolidated entities as a result of debt refinancings. We used this cash flow to:

  •
  pay our shareholder and unitholder distributions totaling $530.8 million,
  •
  fund our preferred stock and preferred unit distributions totaling $76.4 million,
  •
  fund consolidated capital expenditures of $214.0 million. These capital expenditures include development costs of $10.9 million, renovation and expansion costs of $94.9 million and tenant costs and other operational capital expenditures of $108.2 million, and
  •
  fund investments in unconsolidated entities of $90.1 million of which $58.4 million was used to fund new developments, redevelopments, and other capital expenditures and $17.1 million was used to reduce outstanding debt obligations.

            We met our maturing debt obligations in 2002 primarily through refinancings and borrowings on our Credit Facility. We also received $15.7 million in proceeds from the exercise of stock options. We received $87.7 million primarily from the sale of our partnership interest in Orlando Premium Outlets, and from the disposition of our seven assets held for sale and two other non-core Properties.

            The cash portion of the Rodamco acquisition and the acquisition of the remaining interest in Copley Place totaled $1.1 billion, including acquisition costs and normal closing prorations. We initially funded the Rodamco acquisition with borrowings from a $600.0 million acquisition facility, $200.0 million from our Credit Facility, and net proceeds of $198.0 million from the sale of partnership interests to Teachers. The acquisition of Copley Place was funded by borrowings on our Credit Facility. The acquisition facility was paid down with net proceeds of $150.7 million from the sale of our Mills Properties. On July 1, 2002, we issued 9,000,000 shares in a public offering and used the net proceeds of $322.2 million to reduce the outstanding balance of the $600.0 million acquisition credit facility. Finally, the remaining proceeds necessary to permanently finance these acquisitions came from a portion of the issuance of $500.0 million of senior unsecured notes on August 21, 2002.

            In general, we anticipate that cash generated from operations will be sufficient in 2003 as well as on a long-term basis, to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to shareholders in accordance with REIT requirements. In addition, sources of capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, are expected to be obtained from:

    •
    excess cash generated from operating performance and working capital reserves,
    •
    borrowings on our Credit Facility,
    •
    additional secured or unsecured debt financing, or
    •
    additional equity raised in the public or private markets

  Financing and Debt

            Unsecured Financing.    We demonstrated our ability to regularly access the unsecured debt market in 2002. On August 21, 2002, we took advantage of favorable long-term interest rates by issuing two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A, totaling $500.0 million at a weighted average fixed interest rate of 6.06%. The first tranche is $150.0 million at a fixed interest rate of 5.38% due August 28, 2008 and the second tranche is $350.0 million at a fixed interest rate of 6.35% due August 28, 2012. We used the net proceeds of $495.4 million to pay off the remaining balance on our $600.0 million acquisition credit facility and to reduce borrowings on our Credit Facility.

            Secured Financing.    We own long term assets and believe that they should be primarily financed with long term, fixed rate debt. During 2002, we refinanced approximately $453.6 million of mortgage indebtedness on 17 Properties. Our share of the refinanced debt is approximately $449.8 million. The weighted average maturity of the new indebtedness is 9.1 years and the weighted average interest rate decreased from approximately 6.02% to 5.73%.

            Credit Facility.    During 2002, the maximum amount outstanding under the Credit Facility was $743.0 million and the weighted average amount outstanding was $411.3 million. The weighted average interest rate was 2.47% for 2002.

            Summary of Financing.    Our overall financing activity in 2002 resulted in a decrease in our weighted average interest rates. Our consolidated debt adjusted to reflect outstanding derivative instruments consisted of the following:

Debt subject to	Adjusted Balance as of Deceember 31, 2002	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2001	Effective Weighted Average Interest Rate
Fixed Rate	$7,941,122	6.81%	$7,249,144	7.19%
Variable Rate	1,604,959	3.58%	1,592,234	3.59%

	$9,546,081	6.27%	$8,841,378	6.54%

            As of December 31, 2002, we had interest rate cap protection agreements on $296.9 million of consolidated variable rate debt. We had interest rate protection agreements effectively converting variable rate debt to fixed rate debt on $162.3 million of consolidated variable rate debt. In addition, we hold $400.0 million of notional amount fixed rate swap agreements that have a weighted average pay rate of 1.55% and a weighted average receive rate of 1.43% at December 31, 2002 which mature in June and December 2003. We also hold $675.0 million of notional amount variable rate swap agreements that have a weighted average pay rate of 1.43% and a weighted average receive rate of 3.33% at December 31, 2002 which mature in June 2003 and February 2004. As of December 31, 2002, the net effect of these agreements effectively converted $112.7 million of fixed rate debt to variable rate debt. As of December 31, 2001, the net effect of these agreements effectively converted $136.8 million of fixed rate debt to variable rate debt.

            The following table summarizes the material aspects of our future obligations:

	2003	2004 - 2005	2006 - 2008	After 2008	Total
Long Term Debt
Consolidated (1)	$939,882	$2,512,394	$3,103,311	$2,964,721	$9,520,308

Pro rata share of:
Consolidated (2)	$939,452	$2,437,097	$3,056,674	$2,937,420	$9,370,643
Joint Ventures (2)	162,401	582,685	814,457	715,845	2,275,388

Total Pro Rata Share of
Long Term Debt	1,101,853	3,019,782	3,871,131	3,653,265	11,646,031
Ground Lease commitments	8,023	15,156	23,133	498,329	544,641

Total	$1,109,876	$3,034,938	$3,894,264	$4,151,594	$12,190,672

(1)
Represents principal maturities only and therefore excludes net premiums and discounts and fair value swaps.
(2)
Represents our pro rata share of principal maturities and excludes net premiums and discounts.

            We expect to meet our 2003 maturities through refinancings, the issuance of new debt securities or borrowings on the Credit Facility. We expect to meet all future long term obligations, however, specific financing decisions will be made based upon market rates, property values, and our desired capital structure at the maturity date of each transaction. Joint venture debt is the liability of the joint venture, is typically secured by the joint venture Property, and is non-recourse to us. As of December 31, 2002, we have guaranteed or have provided letters of credit to support $60.1 million of our total $2.3 billion share of joint venture mortgage and other indebtedness. In January 2003, we were released from obligation under one of the guarantees for $15.7 million.

  Acquisitions and Dispositions

            Acquisitions.    Acquisition activity is a component of our growth strategy. We may selectively acquire individual properties or portfolios of properties, focusing on quality retail real estate. We review and evaluate a limited number of acquisition opportunities as part of this strategy. Subsequent to December 31, 2002, our limited partner in The Forum Shops at Caesars in Las Vegas, NV initiated the buy/sell provision of the partnership agreement. We have elected to purchase this interest for $174.0 million and to assume our partner's share of $175.0 million in debt. We expect this transaction to provide increased net income and cash flow in 2003 and future periods.

            Buy/sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in regional mall properties. Our partners in our joint ventures may initiate these provisions at any time and if we determine it is in our shareholders' best interests for us to purchase the joint venture interest, we believe we have adequate liquidity to execute the purchases of the interests without hindering our cash flows or liquidity. Should we decide to sell any of our joint venture interests, we would expect to use the net proceeds from sale to reduce outstanding indebtedness.

            On December 5, 2002, Simon Property Acquisitions, Inc., our wholly-owned subsidiary, commenced a tender offer to acquire all of the outstanding shares of Taubman Centers, Inc. at a price of $18.00 per share in cash. On January 15, 2003, Westfield America, Inc., the U.S. subsidiary of Westfield America Trust, joined our tender offer and we jointly increased the tender offer to $20.00 per share net to the seller in cash. As of February 14, 2003, a total of 44,135,107 of the 52,207,756 common shares outstanding of Taubman Centers, Inc., were tendered into our offer. The expiration date of the tender offer has been extended to March 28, 2003. We have adequate liquidity to complete this acquisition. We have deferred approximately $4.0 million, net, in acquisition costs related to this acquisition. If we are unsuccessful in our efforts, then these costs will be expensed.

            Dispositions.    As part of our strategic plan to own quality retail real estate, we continue to pursue the sale, under the right circumstances, of Properties that no longer meet our strategic criteria, including four Properties which were sold at a gain in January 2003. If we sell the Properties that are held for use, the sale prices of these Properties may differ from their carrying value. We do not believe the sale of these assets will have a material impact on our future results of operations or cash flows and their removal from service and sale will not materially affect our ongoing operations.

  Development Activity

            We pursue new development as well as strategic expansion and renovation activity when we believe the investment of our capital meets our risk-reward criteria.

            New Developments.    Development activities are an ongoing part of our business and we seek to selectively develop new properties in major metropolitan areas that exhibit strong population and economic growth. The following describes our current new development projects and the estimated total cost, our share of the estimated total cost and the construction in progress balance at December 31, 2002:

Property	Location	Gross Leasable Area	Estimated Total Cost	Our Share of Estimated Total Cost	Our Share of Construction in Progress	Estimated Opening Date
Chicago Premium Outlets	Chicago, IL	438,000	$79.0	$40.0	$8.1	2nd Quarter 2004
Las Vegas Premium Outlets	Las Vegas, NV	435,000	88.0	44.0	21.9	August 2003
Rockaway Town Court	Rockaway, NJ	89,000	17.0	17.0	3.8	September 2003
Lakeline Village	Austin, TX	42,000	5.0	5.0	2.0	October 2003

            We expect to fund these non-recurring capital projects with either available cash flow from operations or borrowings on our Credit Facility. We invested approximately $35.3 million in these four development projects during 2002. In total, our share of new developments in 2002 was approximately $41.5 million. We expect 2003 new development costs to be approximately $64.5 million.

            Strategic Expansions and Renovations.    We also seek to increase the profitability and market share of the Properties through strategic renovations and expansions. We invested approximately $152.3 million on redevelopment projects during 2002. We have renovation and/or expansion projects currently under construction, or in preconstruction development and expect to invest approximately $144.3 million on redevelopment projects in 2003.

  Capital Expenditures on Consolidated Properties

            The following table summarizes total capital expenditures on consolidated Properties on an accrual basis:

	2002	2001	2000
New Developments	$7	$75	$58
Renovations and Expansions	116	90	194
Tenant Allowances	61	53	65
Operational Capital Expenditures	61	41	49

Total	$245	$259	$366

            International.    The Operating Partnership has a 33.0% ownership interest in European Retail Enterprises, B.V. ("ERE"), that is accounted for using the equity method of accounting. ERE also operates through a wholly-owned subsidiary Groupe BEG, S.A. ("BEG"). ERE and BEG are fully integrated European retail real estate developers, lessors and managers. Our total current investment in ERE and BEG, including subordinated debt, is approximately $75.2 million. The agreements with BEG and ERE are structured to allow us to acquire an additional 28.3% ownership interest over time. The future commitments to purchase shares from three of the existing shareholders of ERE are based upon a multiple of adjusted results of operations in the year prior to the purchase of the shares. Therefore, the actual amount of these additional commitments may vary. The current estimated additional commitment is approximately $50 million to purchase shares of stock of ERE, assuming that the three existing shareholders exercise their rights under put options. We expect these purchases to be made from 2004-2008. As of December 31, 2002, ERE and BEG had five Properties open in Poland and two in France. One additional property opened in France in February 2003.

  Distributions

            On May 8, 2002, our Board of Directors approved an increase in the annual distribution rate to $2.20 per share and we declared a cash dividend of $0.55 per share in the fourth quarter of 2002. On February 5, 2003, our Board of Directors approved another increase in the annual distribution rate to $2.40 per share. Dividends during 2002 aggregated $2.175 per share and dividends during 2001 aggregated $2.08 per share. We are required to make distributions to maintain our status as a REIT. Our distributions typically exceed our net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Future distributions will be determined by the Board of Directors based on actual results of operations, cash available for distribution, and what may be required to maintain our status as a REIT.

Funds from Operations ("FFO")

            FFO is an important and widely used financial measure of the operating performance of REITs, which is not specifically defined by accounting principles generally accepted in the United States ("GAAP"). However, FFO provides a relevant basis for comparison among REITs. We also use FFO internally to measure the operating performance of our Portfolio. FFO, as defined by NAREIT, means consolidated net income:

  •
  without giving effect to real estate related depreciation and amortization,
  •
  without giving effect to gains or losses from extraordinary items, and
  •
  without giving effect to gains or losses on sales of real estate,
  •
  plus the allocable portion of funds from operations of unconsolidated joint ventures based on economic ownership interest, and
  •
  all determined on a consistent basis in accordance with GAAP.

            Effective January 1, 2000, we adopted NAREIT's clarification of the definition of FFO, which requires the inclusion of the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting change or resulting from the sales of depreciable real estate. However, we also exclude from FFO our write-off of certain technology investments, impairment of investment properties, and the effect of the adjustment to market value for acquired in-place leases. In addition, FFO:

  •
  does not represent cash flow from operations as defined by GAAP
  •
  should not be considered as an alternative to net income as a measure of operating performance, and
  •
  is not an alternative to cash flows as a measure of liquidity.

            The following summarizes FFO and that of Simon Property and reconciles our combined income before extraordinary items and cumulative effect of accounting change to our FFO for the periods presented:

	For the Year Ended December 31,
	2002	2001	2000
	(in thousands)
Funds From Operations	$943,760	$850,117	$793,158

Increase in FFO from prior period	11.0%	7.2%	10.9%

Reconciliation:
Income before extraordinary items and cumulative effect of accounting change	$547,348	$282,297	$347,419
Plus:
Depreciation and amortization from combined consolidated properties	478,379	452,428	418,670
Our share of depreciation and amortization and other items from unconsolidated affiliates	150,217	138,814	119,562
Gain on sale of real estate	(162,011)	(2,610)	(19,704)
Our share of impairment charge and write-off from MerchantWired, LLC, net of tax	26,695	—	—
Write-off of technology investments	—	16,645	—
Impairment of investment properties	—	47,000	10,572
Less:
Our share of adjustment to market value for acquired in place leases	(4,984)	—	—
Management Company gain on sale of real estate, net	(8,400)	—	—
Minority interest portion of depreciation and amortization and extraordinary items	(7,943)	(7,012)	(5,951)
Preferred distributions (Including those of subsidiaries)	(75,541)	(77,445)	(77,410)

Funds From Operations	$943,760	$850,117	$793,158

FFO allocable to Simon Property	$696,457	$618,020	$575,655

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

            EBITDA is a second important and widely used financial measure of assessing the performance of real estate operations. Like FFO, EBITDA is a non-GAAP financial measure. EBITDA is calculated by adding operating income and depreciation and amortization expense and operating margin is calculated by dividing EBITDA by total revenues. We use EBITDA to evaluate the performance of our Portfolio and believe that EBITDA is an effective measure of shopping center operating performance because:

  •
  it is industry practice to evaluate real estate properties based on operating income before interest, taxes, depreciation and amortization, which is generally equivalent to EBITDA, and
  •
  EBITDA is unaffected by the debt and equity structure of the property owner.

            However, you should understand that EBITDA:

  •
  does not represent cash flow from operations as defined by GAAP
  •
  should not be considered as an alternative to net income as a measure of operating performance
  •
  is not indicative of cash flows from operating, investing and financing activities, and
  •
  is not an alternative to cash flows as a measure of liquidity.

            We believe that there are several important factors that contribute to our ability to increase rent and improve the profitability of our shopping centers, including aggregate tenant sales volume, sales per square foot, occupancy levels and tenant occupancy costs. Each of these factors has a significant effect on EBITDA. The following summarizes total EBITDA and the operating profit margin of our Portfolio.

	For the Year Ended December 31,
	2002	2001	2000
(in thousands)
EBITDA of consolidated Properties	$1,418,750	$1,286,975	$1,310,061
EBITDA of unconsolidated Properties	811,908	702,450	661,635

Total	$2,230,658	$1,989,425	$1,971,696

Total Revenues of consolidated and unconsolidated Properties	$3,489,022	$3,159,830	$3,078,100
Operating Profit Margin	63.9%	63.0%	64.1%

Adjustments to EBITDA:
EBITDA from discontinued unconsolidated Properties	$64,689	$151,065	$126,622
Write-off of technology investments	2,730	2,770	8,526
Impairment on investment properties	—	47,000	10,572

EBITDA of the Portfolio Properties	$2,298,077	$2,190,260	$2,117,416

Increase in EBITDA from prior period	4.9%	3.4%	14.9%

Total revenues from discontinued unconsolidated Properties	$95,010	$213,494	$178,501

Total revenue of the Portfolio Properties	$3,584,032	$3,373,324	$3,256,601
Operating Profit Margin	64.1%	64.9%	65.0%

Less: Joint venture partner's share of EBITDA	$530,282	$532,520	$489,246

EBITDA allocable to Simon Property	$1,767,795	$1,657,740	$1,628,170

Increase in EBITDA allocable to Simon Property from prior period	6.6%	1.8%	11.9%

            The compound annual growth rate of our EBITDA from 2000 to 2002 was 4.2%. This growth was primarily the result of increased rental rates, sustained tenant sales, improved occupancy levels, effective control of operating costs and the addition of GLA to the Portfolio through acquisitions and strategic expansions and renovations. Offsetting the slowing trends in EBITDA was the $4.7 million decrease in interest expense in 2002 from 2001 primarily as a result of the lower interest rate environment. The leverage inherent in the mall business acts as a natural hedge in a weakening economy, when it is more difficult to sustain operating profits. A lower interest rate environment should cushion the impact of soft core business fundamentals.

Market Risk

            Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage our exposure to interest rate risk by a combination of interest rate protection agreements to effectively fix or cap a portion of our variable rate debt, or in the case of a fair value hedge, effectively convert fixed rate debt to variable rate debt. In addition, we manage this exposure by refinancing fixed rate debt at times when rates and terms are appropriate. We are also exposed to foreign currency risk on financings of certain foreign operations. We have also entered into a foreign currency forward contract as part of our risk management strategy to manage foreign currency exchange risk. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

            Our combined future earnings, cash flows and fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily LIBOR. Based upon consolidated indebtedness and interest rates at December 31, 2002, a 0.50% increase in the market rates of interest would decrease future earnings and cash flows by approximately $8.0 million, and would decrease the fair value of debt by approximately $195.2 million. A 0.50% decrease in the market rates of interest would increase future earnings and cash flows by approximately $8.0 million, and would increase the fair value of debt by approximately $202.6 million.

Retail Climate and Tenant Bankruptcies

            Bankruptcy filings by retailers are normal in the course of our operations. We are continually releasing vacant spaces lost due to tenant terminations. Pressures which affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth and a continuing soft economic cycle may impact our ability to retenant property vacancies resulting from store closings or bankruptcies. This year was generally slow for retailers as their sales were essentially flat as compared to 2001. However, contrary to 2001 when we lost 1.2 million square feet of mall shop tenants to bankruptcies, we only lost 0.4 million of square feet of mall shop tenants in 2002. We expect 2003 to be slightly higher than 2002 in terms of square feet lost to bankruptcies, however, we cannot assure you that this will occur.

            The geographical diversity of our Portfolio mitigates some of the risk of an economic downturn. In addition, the diversity of our tenant mix also is important because no single retailer represents either more than 2.4% of total GLA or more than 5.3% of our annualized base minimum rent. Bankruptcies and store closings may, in some circumstances, create opportunities for us to release spaces at higher rents to tenants with enhanced sales performance. We have demonstrated an ability to successfully retenant anchor and in line store locations during soft economic cycles. While these factors reflect some of the inherent strengths of our portfolio in a difficult retail environment, we cannot assure you that we will successfully execute our releasing strategy.

Insurance

            We maintain commercial general liability, fire, flood, extended coverage and rental loss insurance on our Properties. Rosewood Indemnity, Ltd, a wholly-owned subsidiary of the Management Company, has agreed to indemnify our general liability carrier for a specific layer of losses. The carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through Rosewood Indemnity, Ltd. also provides initial coverage for property insurance and certain windstorm risks at the Properties located in Florida.

            The events of September 11, 2001 affected our insurance programs. Although insurance rates remain high, we have two separate terrorism insurance programs, one for Mall of America and a second covering all other Properties. Each program covers both domestic and foreign acts of terrorism and has a separate $300 million policy aggregate limit in total. The policies also provide for a guaranteed aggregate reinstatement provision in case of a second loss from a covered terrorist act. These programs are in place through the remainder of 2003.

Inflation

            Inflation has remained relatively low in recent years and has had minimal impact on the operating performance of the Properties. Nonetheless, substantially all of the tenants' leases contain provisions designed to lessen the impact of inflation. These provisions include clauses enabling us to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. In addition, many of the leases are for terms of less than ten years, which may enable us to replace existing leases with new leases at higher base and/or percentage rentals if rents of the existing leases are below the then-existing market rate. Substantially all of the leases, other than those for anchors, require the tenants to pay a proportionate share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation.

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

Seasonality

            The shopping center industry is seasonal in nature, particularly in the fourth quarter during the holiday season, when tenant occupancy and retail sales are typically at their highest levels. In addition, shopping malls achieve most of their temporary tenant rents during the holiday season. As a result, our earnings are generally highest in the fourth quarter of each year.

            In addition, given the number of Properties in warm summer climates our utility expenses are typically higher in the months of June through September due to higher electricity costs to supply air conditioning to our Properties. As a result some seasonality results in increased property operating expenses during these months; however, the majority of these costs are recoverable from tenants.

Environmental Matters

            Nearly all of the Properties have been subjected to Phase I or similar environmental audits. Such audits have not revealed nor is management aware of any environmental liability that we believe would have a material adverse impact on our financial position or results of operations. We are unaware of any instances in which we would incur significant environmental costs if any or all Properties were sold, disposed of or abandoned.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Simon Property Group, Inc.:

            We have audited the accompanying combined balance sheet of Simon Property Group, Inc. and subsidiaries (including the assets and liabilities of its former paired-share affiliate, SPG Realty Consultants, Inc., which merged into Simon Property Group, Inc. on December 31, 2002 (see Note 2)), as of December 31, 2002, and the related combined statements of operations and comprehensive income, shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of Simon Property Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. The combined financial statements of Simon Property Group, Inc. and subsidiaries and SPG Realty Consultants, Inc. and subsidiaries (the "Companies") as of December 31, 2001 and for the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated March 28, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the adoption of SFAS No. 133 as discussed in Note 3 to the financial statements.

            We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

            In our opinion, the 2002 combined financial statements referred to above present fairly, in all material respects, the combined financial position of Simon Property Group, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

            As discussed above, the combined financial statements of the Companies as of December 31, 2001, and for each of the two years in the period then ended were audited by other auditors who have ceased operations. As described in Note 3, certain reclassification adjustments have been made in the 2001 and 2000 statements of cash flows to conform to the 2002 presentation. These reclassification adjustments have no impact on the net income previously reported. We audited the reclassification adjustments that were applied to the 2001 and 2000 statements of cash flows. Our procedures included (a) obtaining analyses prepared by management of total distributions received from joint venture properties and total distributions paid to minority investors in consolidated properties, (b) comparing said amounts to the sections of the statements of cash flows, as previously reported, without exception, and (c) testing that the portion of the distributions received from joint venture properties, which represented a return on investment, and distributions paid to minority investors in consolidated properties were appropriately reclassified as cash generated by operating activities, consistent with their presentation in the 2002 statement of cash flows. In our opinion, such reclassification adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Companies other than with respect to such reclassification adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

                      ERNST & YOUNG LLP

Indianapolis, Indiana
February 6, 2003

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

                      ARTHUR ANDERSEN LLP

Indianapolis, Indiana
March 28, 2002.

            THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP (ANDERSEN) AUDITOR'S REPORT. THIS REPORT HAS NOT BEEN REISSUED BY ANDERSEN.

Simon Property Group, Inc.
Combined Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31, 2002	December 31, 2001
	(Note 2)	(Note 2)
ASSETS:
Investment properties, at cost	$14,249,615	$13,194,396
Less — accumulated depreciation	2,222,242	1,877,175

	12,027,373	11,317,221
Cash and cash equivalents	397,129	259,760
Tenant receivables and accrued revenue, net	311,361	316,842
Notes and advances receivable from Management Company and affiliates	75,105	79,738
Investment in unconsolidated entities, at equity	1,665,654	1,451,137
Goodwill, net	37,212	37,212
Deferred costs, other assets, and minority interest, net	390,668	349,044

Total assets	$14,904,502	$13,810,954

LIABILITIES:
Mortgages and other indebtedness	$9,546,081	$8,841,378
Accounts payable, accrued expenses, and deferred revenues	624,505	544,431
Cash distributions and losses in partnerships and joint ventures, at equity	13,898	26,084
Other liabilities, minority interest and accrued dividends	228,508	213,279

Total liabilities	10,412,992	9,625,172

COMMITMENTS AND CONTINGENCIES (Note 11)
LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIPS	872,925	820,239
LIMITED PARTNERS' PREFERRED INTEREST IN OPERATING PARTNERSHIP	150,852	150,852
SHAREHOLDERS' EQUITY:
CAPITAL STOCK (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock (Note 10)):
All series of preferred stock, 100,000,000 shares authorized, 16,830,057 and 16,879,896 issued and outstanding, respectively. Liquidation values $858,006 and $907,845, respectively	814,254	877,468
Common stock, $.0001 par value, 400,000,000 shares authorized, 184,438,095 and 172,700,861 issued, respectively	18	17
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 3,200,000 issued and outstanding	1	1
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding	—	—
Capital in excess of par value	3,686,161	3,347,567
Accumulated deficit	(961,338)	(927,654)
Accumulated other comprehensive income	(8,109)	(9,893)
Unamortized restricted stock award	(10,736)	(20,297)
Common stock held in treasury at cost, 2,098,555 shares	(52,518)	(52,518)

Total shareholders' equity	3,467,733	3,214,691

	$14,904,502	$13,810,954

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Combined Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,
	2002	2001	2000
	(Note 2)	(Note 2)	(Note 2)
REVENUE:
Minimum rent	$1,337,928	$1,271,142	$1,227,782
Overage rent	47,977	48,534	56,438
Tenant reimbursements	658,894	606,516	602,829
Other income	141,003	122,643	133,702

Total revenue	2,185,802	2,048,835	2,020,751

EXPENSES:
Property operating	364,848	329,030	320,548
Depreciation and amortization	480,012	453,557	420,065
Real estate taxes	217,579	198,190	191,190
Repairs and maintenance	77,472	77,940	73,918
Advertising and promotion	61,327	64,941	65,797
Provision for credit losses	8,972	8,415	9,644
Other (Note 11)	36,854	36,344	39,021
Impairment on investment properties	—	47,000	10,572

Total operating expenses	1,247,064	1,215,417	1,130,755

OPERATING INCOME	938,738	833,418	889,996
Interest expense	602,972	607,625	635,678

Income before minority interest	335,766	225,793	254,318
Minority interest	(10,498)	(10,593)	(10,370)
Gain on sales of assets and other, net (Note 4)	162,011	2,610	19,704

Income before unconsolidated entities	487,279	217,810	263,652
Loss from MerchantWired, LLC, net (Note 7)	(32,742)	(18,104)	(4,100)
Income from other unconsolidated entities	92,811	82,591	87,867

Income before extraordinary items and cumulative effect of accounting change	547,348	282,297	347,419
Extraordinary items — Debt related transactions (Note 4)	14,307	163	(649)
Cumulative effect of accounting change (Note 3)	—	(1,700)	(12,342)

Income before allocation to limited partners	561,655	280,760	334,428
LESS:
Limited partners' interest in the Operating Partnerships	127,727	55,526	70,490
Preferred distributions of the SPG Operating Partnership	11,340	11,417	11,267
Preferred dividends of subsidiary	—	14,668	29,335

NET INCOME	422,588	199,149	223,336
Preferred dividends	(64,201)	(51,360)	(36,808)

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$358,387	$147,789	$186,528

BASIC EARNINGS PER COMMON SHARE:
Income before extraordinary items and cumulative effect of accounting change	$1.93	$0.87	$1.13

Net income	$1.99	$0.86	$1.08

DILUTED EARNINGS PER COMMON SHARE:
Income before extraordinary items and cumulative effect of accounting change	$1.93	$0.86	$1.13

Net income	$1.99	$0.85	$1.08

Net Income	$422,588	$199,149	$223,336
Cumulative effect of accounting change	—	(1,995)	—
Unrealized gain (loss) on interest rate hedge agreements	4,431	(12,041)	—
Net (income) losses on derivative instruments reclassified from accumulated other comprehensive income into interest expense	(982)	4,071	—
Other	(1,665)	72	5,852

Comprehensive Income	$424,372	$189,256	$229,188

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Combined Statements of Cash Flows
(Dollars in thousands)

	For the Twelve Months Ended December 31,
	2002	2001	2000
	(Note 2)	(Note 2)	(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$422,588	$199,149	$223,336
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	491,306	464,892	430,472
Impairment on investment properties	—	47,000	10,572
Extraordinary items	(14,307)	(163)	649
Cumulative effect of accounting change	—	1,700	12,342
Gain on sales of assets and other, net	(162,011)	(2,610)	(19,704)
Limited partners' interest in Operating Partnerships	127,727	55,526	70,490
Preferred dividends of Subsidiary	—	14,668	29,335
Preferred distributions of the SPG Operating Partnership	11,340	11,417	11,267
Straight-line rent	(6,785)	(11,014)	(15,590)
Minority interest	10,498	10,593	10,370
Minority interest distributions (Note 3)	(13,214)	(16,629)	(16,293)
Equity in income of unconsolidated entities	(60,069)	(64,487)	(83,767)
Distributions of income from unconsolidated entities (Note 3)	80,141	71,878	58,296
Other	—	—	3,000
Changes in assets and liabilities —
Tenant receivables and accrued revenue	14,237	2,335	(8,482)
Deferred costs and other assets	(15,778)	(37,932)	(10,086)
Accounts payable, accrued expenses, deferred revenues and other liabilities	(2,683)	112,739	37,312

Net cash provided by operating activities	882,990	859,062	743,519

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(1,129,139)	(164,295)	(1,325)
Capital expenditures, net	(213,990)	(282,545)	(419,382)
Cash from acquisitions	8,516	8,004	—
Net proceeds from sale of assets and partnership interests	436,350	19,550	164,574
Investments in unconsolidated entities	(90,113)	(147,933)	(161,580)
Distributions of capital from unconsolidated entities (Note 3)	191,314	217,082	303,795
Notes and advances to Management Company and affiliate	11,332	(1,173)	(20,319)

Net cash used in investing activities	(785,730)	(351,310)	(134,237)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common and preferred stock, net	341,445	8,085	1,208
Purchase of treasury stock and limited partner units	—	—	(50,972)
Minority interest contributions	779	2,647	69
Preferred dividends of Subsidiary	—	(14,668)	(29,335)
Preferred distributions of the SPG Operating Partnership	(11,340)	(11,417)	(11,267)
Preferred dividends and distributions to shareholders	(457,085)	(428,968)	(369,979)
Distributions to limited partners	(138,789)	(134,711)	(131,923)
Mortgage and other note proceeds, net of transaction costs	2,408,685	2,454,994	1,474,527
Mortgage and other note principal payments	(2,103,586)	(2,347,065)	(1,426,131)

Net cash provided by (used in) financing activities	40,109	(471,103)	(543,803)

INCREASE IN CASH AND CASH EQUIVALENTS	137,369	36,649	65,479
CASH AND CASH EQUIVALENTS, beginning of period	259,760	223,111	157,632

CASH AND CASH EQUIVALENTS, end of period	$397,129	$259,760	$223,111

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Combined Statements of Shareholders' Equity
(Dollars in thousands, Note 2)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income	Capital in Excess of Par Value	Accumulated Deficit	Unamortized Restricted Stock Award	Common Stock Held in Treasury	Total Shareholders' Equity
Balance at December 31, 1999	$542,838	$18	$(5,852)	$3,298,025	$(551,251)	$(22,139)	$(7,981)	$3,253,658
Series A Preferred stock conversion (84,046 Common Shares)	(2,827)			2,827				—
Series B Preferred stock conversion (36,913 Common Shares)	(1,327)			1,327				—
Common stock issued as dividend (1,242 Common Shares)				31				31
Stock options exercised (27,910 Common Shares)				1,036				1,036
Other				85				85
Stock incentive program (417,994 Common Shares, net)				9,613		(9,613)		—
Amortization of stock incentive						11,770		11,770
Shares purchased by subsidiary (191,500 Common Shares)							(4,539)	(4,539)
Treasury shares purchased (1,596,100 Common Shares)							(39,998)	(39,998)
Transfer out of limited partners' interest in the Operating Partnerships				613				613
Distributions					(387,373)			(387,373)
Other comprehensive income			5,852					5,852
Net income					223,336			223,336

Balance at December 31, 2000	$538,684	$18	$—	$3,313,557	$(715,288)	$(19,982)	$(52,518)	$3,064,471

Series A Preferred stock conversion (46,355 Common Shares)	(1,558)			1,558				—
Common stock issued as dividend (442 Common Shares)				12				12
Conversion of preferred stock of subsidiary (Note 10)	340,000							340,000
Conversion of Limited Partner Units (958,997 Common Shares, Note 10)				10,880				10,880
Stock options exercised (400,026 Common Shares)				8,831				8,831
Series E and Series G Preferred stock accretion	342							342
Stock incentive program (454,726 Common Shares, net)				11,827		(11,827)		—
Amortization of stock incentive						11,512		11,512
Other				(259)				(259)
Transfer out of limited partners' interest in the Operating Partnerships				1,262				1,262
Distributions				(101)	(411,515)			(411,616)
Other comprehensive income			(9,893)					(9,893)
Net income					199,149			199,149

Balance at December 31, 2001	$877,468	$18	$(9,893)	$3,347,567	$(927,654)	$(20,297)	$(52,518)	$3,214,691

Series A Preferred stock conversion (1,893,651 Common Shares)	(63,688)			63,688				—
Common stock issued as dividend (19,375 Common Shares)				653				653
Conversion of Limited Partner Units (173,442 Common Shares, Note 10)				5,709				5,709
Common stock issued (9,000,000 Common Shares)		1		322,199				322,200
Stock options exercised (671,836 Common Shares)				15,740				15,740
Series E and Series G Preferred stock accretion	474							474
Stock incentive program (-21,070 Forfeited Common Shares)				(604)		604		—
Amortization of stock incentive						8,957		8,957
Other				399				399
Transfer out of limited partners' interest in the Operating Partnerships				(69,190)				(69,190)
Distributions					(456,272)			(456,272)
Other comprehensive income			1,784					1,784
Net income					422,588			422,588

Balance at December 31, 2002	$814,254	$19	$(8,109)	$3,686,161	$(961,338)	$(10,736)	$(52,518)	$3,467,733

The accompanying notes are an integral part of these statements.

SIMON PROPERTY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

1.    Organization

        Simon Property Group, Inc. ("Simon Property") is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust ("REIT"). Simon Property Group, L.P. (the "Operating Partnership") is a majority-owned partnership subsidiary of Simon Property that owns all but one of our real estate properties. In these notes, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

            We are engaged primarily in the ownership, operation, leasing, management, acquisition, expansion and development of real estate properties. Our real estate properties consist primarily of regional malls and community shopping centers. As of December 31, 2002, we owned or held an interest in 246 income-producing properties in the United States, which consisted of 173 regional malls, 68 community shopping centers, and five office and mixed-use properties in 36 states (collectively, the "Properties", and individually, a "Property"). Mixed-use properties are properties that include a combination of retail space, office space, and/or hotel components. We also own interests in four parcels of land held for future development (together with the Properties, the "Portfolio"). In addition, we have ownership interests in other real estate assets and ownership interests in eight retail real estate properties operating in Europe and Canada. Leases from retail tenants generate the majority of our revenues including:

  •
  Base minimum rents and cart and kiosk rentals,
  •
  Overage and percentage rents based on tenants' sales volume, and
  •
  Recoveries of our recoverable expenditures which consist of property operating, real estate tax, repairs and maintenance, and advertising and promotional expenditures.

            We also generate revenues due to our size and tenant relationships from:

  •
  Pursuing mall marketing initiatives, including the sale of gift certificates and gift cards,
  •
  Forming consumer focused strategic corporate alliances, and
  •
  Offering property operating services to our tenants and others resulting from our relationships with vendors.

            M.S. Management Associates, Inc. (the "Management Company") provides leasing, management, and development services to most of the Properties. In addition, insurance subsidiaries of the Management Company reinsure the self-insured retention portion of our general liability and workers' compensation programs. Third party providers provide coverage above the insurance subsidiaries' limits.

            We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls and community shopping centers rely heavily upon anchor tenants like most retail properties. Three retailers' anchor stores occupied 336 of the approximately 933 anchor stores in the Properties as of December 31, 2002. An affiliate of one of these retailers is a limited partner in the Operating Partnership.

  Structural Simplification

            During 2002, we continued to simplify our organizational structure by merging SPG Realty Consultants, Inc. ("SPG Realty") into Simon Property, ending our "paired share" REIT structure resulting from our combination with Corporate Property Investors, Inc. All of the outstanding stock of SPG Realty was previously held in trust for the benefit of the holders of common stock of Simon Property. As a result of the merger, our stockholders who were previously the beneficial owners of the SPG Realty stock are now, by virtue of their ownership of our common stock, the owners of the assets and operations formerly owned or conducted by SPG Realty.

            On January 1, 2003, the Operating Partnership acquired all of the remaining equity interests of the Management Company from three Simon family members for a total purchase price of $425, which was equal to the appraised value of the interests as determined by an independent third party. The acquisition was approved by our independent directors. As a result, the Management Company is now a wholly owned consolidated taxable REIT subsidiary ("TRS") of the Operating Partnership. See Note 7 for further discussion of the operations of the Management Company.

2.    Basis of Presentation and Consolidation

        The accompanying financial statements of Simon Property include Simon Property and its subsidiaries. Simon Property and SPG Realty were entities under common control and, accordingly, we accounted for the merger of SPG Realty into Simon Property on December 31, 2002 similar to a pooling of interests. The assets, liabilities, revenues and expenses of SPG Realty have been combined with Simon Property at their historical amounts. The accompanying balance sheets and related disclosures in these notes to financial statements represent the merged balance sheet of Simon Property as of December 31, 2002 and the combined balance sheets of Simon Property and SPG Realty as of December 31, 2001. In addition, the statements of operations and comprehensive income, statements of cash flows, statements of shareholders equity and related disclosures in these notes to financial statements represent the combined results of Simon Property and SPG Realty for all periods presented. We eliminated all significant intercompany amounts.

            We consolidate Properties that are wholly owned or Properties that we own less than 100% but we control. Control of a Property is demonstrated by our ability to:

  •
  manage day-to-day operations,
  •
  refinance debt and sell the Property without the consent of any other partner or owner, and
  •
  the inability of any other partner or owner to replace us.

            The deficit minority interest balances in the accompanying balance sheets represent outside partners' interests in the net equity of certain properties. We record deficit minority interests when a joint venture agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of joint venture assets, the joint venture partner is obligated to make additional contributions to the extent of any capital account deficits and the joint venture partner has the ability to fund such additional contributions.

            Investments in partnerships and joint ventures represent noncontrolling ownership interests in Properties and our investment in the Management Company. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venturer primarily due to partner preferences.

            As of December 31, 2002, of our 246 Properties we consolidated 164 wholly-owned Properties, consolidated 14 less than wholly owned Properties which we control, and accounted for 68 Properties using the equity method. We manage the day-to-day operations of 59 of the 68 equity method Properties.

            We allocate net operating results of the Operating Partnerships after preferred distributions (see Note 10) based on the general partners', Simon Property's (and formerly SPG Realty's), and the limited partners' respective ownership interests. Our weighted average direct and indirect ownership interest in the Operating Partnerships were as follows:

For the Year Ended December 31,
2002	2001	2000
73.6%	72.5%	72.4%

            Simon Property's direct and indirect ownership interests in the Operating Partnerships at December 31, 2002 was 74.3% and at December 31, 2001 was 72.9%.

3.    Summary of Significant Accounting Policies

  Investment Properties and Goodwill

            We record investment properties at cost or predecessor cost for Properties acquired from certain of the Operating Partnership's unitholders. Investment properties include costs of acquisitions; development, predevelopment, and construction (including salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred related to construction. We capitalize improvements and replacements from repair and maintenance when the repairs and maintenance extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 35 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We record depreciation on tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

            We review investment properties for impairment on a Property-by-Property basis whenever events or changes in circumstances indicate that the carrying value of investment Properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the Property. We recognize an impairment of investment property when the estimated undiscounted operating income before depreciation and amortization is less than the carrying value of the Property. To the extent impairment has occurred, we charge to income the excess of carrying value of the Property over its estimated fair value. We may decide to sell Properties that are held for use. The sale prices of these Properties may differ from their carrying values.

            In 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 144 supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS No. 144 provides a framework for the evaluation of impairment of long-lived assets, the treatment for assets held for sale or to be otherwise disposed of, and the reporting of discontinued operations. SFAS No. 144 requires us to reclassify any material operations related to consolidated properties sold during the period that were not classified as held for sale as of December 31, 2001 to discontinued operations. In 2002, there were no material effects upon our adoption of this pronouncement.

            Goodwill resulted from our merger with Corporate Property Investors, Inc. in 1998. We adopted SFAS No. 142 "Goodwill and Other Intangibles" on January 1, 2002 and as a result we ceased amortizing goodwill in accordance with SFAS No. 142 which was approximately $1.2 million annually. The impact of adopting SFAS No. 142 resulted in no impairment of our goodwill. In accordance with SFAS No. 142, we review goodwill for impairment at the reporting unit level on an annual basis or more frequently if an event occurs that would change the fair value of the reporting unit below its carrying amount. If we determine the reporting unit is impaired, the loss would be recognized as an impairment loss in income.

  Cash and Cash Equivalents

            We consider all highly liquid investments purchased with an original maturity of 90 days or less cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. Our balance of unrestricted cash and cash equivalents includes a balance of $171.2 million related to our gift certificate program which we do not consider available for general working capital purposes. See Notes 4,7,10, and 12 for disclosures about non-cash investing and financing transactions.

  Use of Estimates

            We prepared the accompanying financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

  Capitalized Interest

            We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose. The amount of interest capitalized during each year is as follows:

For the Year Ended December 31,
2002	2001	2000
$4,249	$9,807	$19,831

  Segment Disclosure

            Our interests in our regional malls, community centers and other assets represent one segment because we base our resource allocation and other operating decisions on the evaluation of the entire Portfolio.

  Deferred Costs and Debt Premiums and Discounts

            Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. We amortize debt premiums and discounts over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. Net deferred costs of $149,748 as of December 31, 2002 are net of accumulated amortization of $194,893 and net deferred costs of $142,983 as of December 31, 2001 are net of accumulated amortization of $180,153.

            The accompanying statements of operations and comprehensive income includes amortization as follows:

	For the year ended December 31,
	2002	2001	2000
Amortization of deferred financing costs	$17,079	$16,513	$15,798
Amortization of debt premiums net of discounts	$(2,269)	$(5,178)	$(5,391)
Amortization of deferred leasing costs	$17,255	$15,167	$11,736

            We record amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense.

  Derivative Financial Instruments

            On January 1, 2001 we adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities." On adoption, we recorded the difference between the fair value of the derivative instruments and the previous carrying amount of those derivatives on our balance sheets and in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with APB 20 "Accounting Changes." On adoption, we recorded $2.0 million of unrecognized losses in other comprehensive income as a cumulative effect of accounting change. We also recorded an expense of $1.7 million as a cumulative effect of accounting change in the statement of operations, which includes our $1.5 million share of joint venture cumulative effect of accounting change.

            We use a variety of derivative financial instruments in the normal course of business to manage or hedge the risks described in Note 8 and record all derivatives on our balance sheets at fair value. We require that hedging derivative instruments are effective in reducing the risk exposure that they are designated to hedge. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract.

            We adjust our balance sheets on an ongoing basis to reflect the current fair market value of our derivatives. We record changes in the fair value of these derivatives each period in earnings or comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized in earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings over time and occurs when the hedged items are also recognized in earnings. We have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

            We use standard market conventions to determine the fair values of derivative instruments and techniques such as discounted cash flow analysis, option pricing models, and termination cost are used to determine fair value at each balance sheet date. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

  Revenue Recognition

            We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. Beginning January 1, 2000 in accordance with Staff Accounting Bulletin No. 101 ("SAB 101"), we recognize overage rents only when each tenant's sales exceeds its sales threshold. Upon adoption of SAB 101, we recognized a cumulative effect of accounting change of $12.3 million. We previously recognized overage rents as revenues based on reported and estimated sales for each tenant through December 31, less the applicable base sales amount.

            We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. Property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. Our advertising and promotional costs are expensed as incurred. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. We also receive escrow payments for these reimbursements from substantially all our tenants throughout the year. We do this to reduce the risk of loss on uncollectible accounts once we perform the final year end billings for recoverable expenditures. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year.

  Allowance for Credit Losses

            We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical collection experience in cases of bankruptcy, if applicable. Presented below is the activity in the allowance for credit losses during the following years ended:

	For the year ended December 31,
	2002	2001	2000
Balance at Beginning of Year	$24,682	$20,108	$14,467
Provision for Credit Losses	8,972	8,415	9,644
Accounts Written Off	(13,164)	(3,841)	(4,003)

Balance at End of Year	$20,490	$24,682	$20,108

  Income Taxes

            Simon Property and a subsidiary of the Operating Partnership are taxed as REITs under Sections 856 through 860 of the Code and applicable Treasury regulations relating to REIT qualification. These regulations require us to distribute at least 90% of our taxable income to shareholders and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain the REIT status of Simon Property and the REIT subsidiary. As REITs, these entities will generally not be liable for federal corporate income taxes. Thus, we made no provision for federal income taxes for these entities in the accompanying financial statements. If any of these entities fails to qualify as a REIT in any taxable year, that entity will be subject to federal income taxes on its taxable income at regular corporate tax rates for a four year period following the year the entities fail to qualify as a REIT. That entity may reapply for REIT status at that point. State income, franchise or other taxes were not significant in any of the periods presented. We have also elected taxable REIT subsidiary ("TRS") status for some of our subsidiaries. This enables us to receive income and provide services that would be otherwise impermissible for REITs.

  Per Share Data

            We base basic earnings per share on the weighted average number of shares of common stock outstanding during the year. We base diluted earnings per share on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation for our basic and diluted earnings per share. The income before extraordinary items and cumulative effect of accounting change, extraordinary items, cumulative effect of accounting change, and income effect of dilutive securities amounts presented in the reconciliation below represent the common shareholders' pro rata share of the respective line items in the statements of operations.

3.    Summary of Significant Accounting Policies (Continued)

	For the Year Ended December 31,
	2002	2001	2000
Common Shareholders' share of:
Income before extraordinary items and cumulative effect of accounting change	$347,852	$148,904	$195,932
Extraordinary items	10,535	118	(470)
Cumulative effect of accounting change	—	(1,233)	(8,934)

Net Income available to Common Shareholders — Basic	$358,387	$147,789	$186,528

Effect of Dilutive Securities:
Dilutive convertible preferred stock dividends	$1,085	$—	$—
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	834	—	—

Net Income available to Common Shareholders — Diluted	$360,306	$147,789	$186,528

Weighted Average Shares Outstanding — Basic	179,910,355	172,669,133	172,894,555
Effect of stock options	671,972	358,414	99,538
Effect of convertible preferred stock	918,615	—	—

Weighted Average Shares Outstanding — Diluted	181,500,942	173,027,547	172,994,093

Basic per share amounts:
Income before extraordinary items and cumulative effect of accounting change	$1.93	$0.87	$1.13
Extraordinary items	0.06	—	—
Cumulative effect of accounting change	—	(0.01)	(0.05)

Net income available to Common Shareholders — Basic	$1.99	$0.86	$1.08

Diluted per share amounts:
Income before extraordinary items and cumulative effect of accounting change	$1.93	$0.86	$1.13
Extraordinary items	0.06	—	—
Cumulative effect of accounting change	—	(0.01)	(0.05)

Net income available to Common Shareholders — Dilutive	$1.99	$0.85	$1.08

            The Series A convertible preferred stock was dilutive in 2002. Our other potentially dilutive securities include the Series B convertible preferred stock, the limited partner preferred units of the Operating Partnership, and the Units held by limited partners in the Operating Partnership, all of which did not have a dilutive effect in any period presented.

            We accrue distributions when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,
	2002	2001	2000
Total dividends paid per share	$2.175	$2.08	$2.02
Percent taxable as ordinary income	58.0%	71.0%	36.0%
Percent taxable as long-term capital gains	36.6%	3.1%	11.0%
Percent taxable as unrecaptured Section 1250 gains	5.4%	0.9%	4.0%
Percent non-taxable as return of capital	0.0%	25.0%	49.0%

	100.0%	100.0%	100.0%

  Accounting for Stock Options

            As permitted by SFAS No. 123 "Accounting for Stock Based Compensation", we changed our accounting policy with respect to stock options. We will expense the fair value of stock options awarded as compensation expense over the vesting period for options issued after January 1, 2002, both in accordance with the adoption provisions of SFAS 123. We issued 24,000 options in 2002 and the impact of this change was not material.

  Reclassifications

            We made certain reclassifications of prior period amounts in the financial statements to conform to the 2002 presentation. We reclassified distributions from unconsolidated entities that represent return on investments in the statements of cash flows to "net cash provided by operating activities" from "net cash used in investing activities" for all periods presented. "Distributions of capital from unconsolidated entities" represent cash distributions from operations in excess of net income and financing activities. In addition, we reclassified distributions to minority interest owners of consolidated properties in the statements of cash flows to "net cash provided by operating activities" from "net cash provided by (used in) financing activities" for all periods presented. These reclassifications have no impact on the net income previously reported.

4.    Other Real Estate Acquisitions, Disposals, and Impairment

  Acquisitions

            On May 3, 2002, we purchased, jointly with Westfield America Trust and The Rouse Company, the partnership interests of Rodamco North America N.V. ("Rodamco") and its affiliates through the acquisition of Rodamco stock. Our portion of the acquisition includes the purchase of the remaining partnership interests in four of our existing joint venture Properties, new partnership interests in nine additional Properties, and other partnership interests and assets. We acquired these partnership interests as part of our acquisition strategy to acquire and own quality retail real estate thereby enhancing our overall Portfolio. The results of operations for the partnership interests acquired have been included in our results of operations from May 3, 2002 to December 31, 2002.

            The purchase price was €2.5 billion for the 45.1 million outstanding shares of Rodamco stock, or €55 per share, and the assumption of certain Rodamco obligations. Our share of the total purchase price was approximately $1.6 billion, including €795.0 million or $720.7 million to acquire Rodamco shares, the assumption of $579 million of debt and preferred units, and cash of $268.8 million to pay off our share of corporate level debt and unwind interest rate swap agreements. The values assigned to the assets or partnership interests acquired were determined using traditional real estate valuation methodologies. In addition, we assessed the market value of in-place leases based upon our best estimate of current market rents and will amortize the resulting market rent adjustment into revenues over the remaining average term of the acquired in-place leases.

            We, and the Management Company, hold the other Rodamco partnership interests and assets jointly with The Rouse Company and Westfield America Trust. We account for these assets under the equity method. These include an interest in a retail real estate partnership, two notes receivable, an interest in a hotel, and three other retail properties. Some of these assets were considered held for sale and amounted to approximately $8 million. We sold two of the other retail properties in 2002 for no gain or loss for approximately $4.4 million. Our share of the carrying amount of the remaining asset held for sale is less than $4.0 million as of December 31, 2002. We, along with The Rouse Company and Westfield America Trust, are actively marketing the remaining asset and we expect it to be sold within one year.

            In connection with the Rodamco acquisition we entered into a series of hedging transactions to manage our €795 million exposure to fluctuations in the Euro currency, all of which were closed out at the completion of the acquisition. Our total net gains were $7.1 million on the hedging activities.

            We financed a portion of the Rodamco acquisition through the sale of two partnership interests acquired as part of the Rodamco acquisition and an existing partnership interest to Teacher's Insurance and Annuity Association ("Teachers"). We sold these partnership interests for approximately $391.7 million, including approximately $198.0 million of cash and approximately $193.7 million of debt assumed. Our sale of the existing partnership interest resulted in a net gain of $25.7 million.

            As a result of the Rodamco acquisition and the Teachers transaction, we consolidated five new partnerships and account for six new partnerships as joint ventures.

            On July 19, 2002, we purchased the remaining two-thirds interest in Copley Place (we had acquired our initial interest in the Rodamco acquisition) for $241.4 million, including $118.3 million in cash and the assumption of $123.1 million of debt. We funded the acquisition with borrowings from our existing Credit Facility (Note 8). As a result of this transaction, we have consolidated the results of operations of Copley Place from July 19, 2002 to December 31, 2002.

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

            On August 20, 2001, we acquired an additional 21.46% interest in the Fashion Centre at Pentagon City for a total of $77.5 million. Concurrent with the acquisition the partnership owning the property issued $200.0 million of debt and we assumed our pro rata share of this debt.

            Subsequent to December 31, 2002, our limited partner in The Forum Shops at Caesars in Las Vegas, NV initiated the buy/sell provision of the partnership agreement. We have elected to purchase this interest for $174.0 million and to assume our partner's existing share of $175.0 million in debt.

  Disposals

            On April 1, 2002, we sold our interest in Orlando Premium Outlets, one of our joint venture Properties, for a gross sales price of $76.3 million, including cash of $46.6 million and the assumption of our 50% share of $59.1 million of joint venture debt, resulting in a net gain of $39.0 million.

            In addition, on May 31, 2002, we sold our interests in the five joint venture value-oriented super-regional malls to the Mills Corporation, who was our partner in these Properties and who managed these joint ventures. We disposed of these joint venture interests in order to fund a portion of the Rodamco acquisition. We sold these joint venture interests for approximately $424.3 million including $150.9 million of cash and the assumption of approximately $273.4 million of joint venture debt. The transaction resulted in a gain of $123.3 million. We were also relieved of all guarantees of the indebtedness related to these five Properties. In connection with this transaction, the Management Company also sold its land partnership interests for $24.1 million that resulted in our $8.4 million share of gains, net of tax, recorded in income from unconsolidated entities. Also during 2002, we made the decision to no longer pursue certain development projects. As a result, we wrote-off the carrying amount of our predevelopment costs and land acquisition costs associated with these projects in the amount of $17.1 million, which is included in "gains on sales of assets and other, net" in the accompanying statements of operations and comprehensive income.

            During 2002, we disposed of seven of our nine assets held for sale as of December 31, 2001 as discussed below under impairment. The seven assets disposed included three community centers and four regional malls. The three community centers and two of the regional malls were sold for a net sales price of $28.1 million resulting in a net loss of $7.0 million. In addition, we negotiated with the lenders the sale of our interests in one regional mall to a third party resulting in net proceeds of $3.6 million and deeded one regional mall to the lender in satisfaction of the outstanding mortgage indebtedness. The two regional malls were encumbered with $52.2 million of indebtedness. The net impact of these two transactions resulted in a net gain on debt forgiveness of $16.1 million that is reflected in extraordinary items in the accompanying statements of operations and comprehensive income. The total carrying amount of the two remaining assets held for sale was $10.6 million at December 31, 2002.

            We sold ownership interests in Properties during each of the years ended December 31, 2001 and 2000 presented in the accompanying financial statements. The disposals consisted of and resulted in the following:

(in millions)	Type (number of properties)	Net Proceeds	Gain/(Loss)
2001	Community center (1), regional mall (1) and office building (1)	$19.6	$2.6
2000	Community center (4), regional mall (2) and office building (1)	$114.6	$19.7

            In January 2003, we sold four Properties with a carrying amount of $27.4 million for a gain. The Properties' cash flows and results of operations were not material to our cash flows and results of operations and their removal from service will not materially affect our ongoing operations.

  Impairment

            In 2001, in connection with our anticipated disposal of nine Properties identified as held for sale we recorded a $47.0 million expense for the impairment. As discussed above, we disposed of seven of the nine assets held for sale in 2002. In general, the overall decline in the economy has caused tenants to vacate space at certain non-core Properties decreasing occupancy rates and leading to declines in the fair values of these assets due to decreased profitability. In addition, we committed to a plan to dispose of these assets. We estimated the impairment of these assets using a combination of cap rate analysis and discounted cash flows from the individual Properties' operations as well as contract prices, if applicable. The nine properties' cash flows and results of operations were not material to our cash flows and results of operations and their removal from service will not materially affect our ongoing operations. The total carrying amounts of these properties were $87.2 million at December 31, 2001 and were included in investment properties.

            We also recorded a $10.6 million expense for the impairment of two Properties for the year ended December 31, 2000 for the same reasons discussed above. We sold these two properties in 2001.

            We wrote off miscellaneous technology and other investments of $2.7 million in 2002, $5.7 million in 2001, and $3.0 million in 2000, all of which were included in other expense in the accompanying statements of operations and comprehensive income. In addition, in 2001 the Management Company decided to postpone further development of clixnmortar, a technology investment. As a result, the Management Company wrote off its investment in clixnmortar of which our share was a net $13.9 million.

5.    Pro Forma and Balance Sheet data

        The following unaudited pro forma summary financial information combines the consolidated results of Simon Property as if the following transactions had occurred on January 1, 2001 and were carried forward through December 31, 2002:

  •
  the Rodamco acquisition and acquisition of the remaining two-thirds ownership interest in Copley Place
  •
  the sale of partnership interests to Teachers
  •
  the sale of our interests in five value oriented super-regional malls to Mills Corporation
  •
  the issuance of 9,000,000 shares of common stock, and

  •
  the remaining proceeds necessary to fund these acquisitions was permanently financed by a portion of the issuance of $500.0 million of debt issued on August 21, 2002

            We prepared the unaudited pro forma summary information based upon assumptions we deemed appropriate. The pro forma summary information is not necessarily indicative of the results which actually would have occurred if the Rodamco acquisition had been consummated at January 1, 2001, nor does it purport to represent the results of operations for future periods.

	For the year ended December 31,
	2002 (1)	2001 (2)
Total revenue	$2,250,516	$2,202,238

Income before extraordinary items and cumulative effect of accounting change	$549,344	$294,306

Income before allocation to limited partners (1)	$563,650	$292,769

Net income available to common shareholders	$362,179	$158,661

Income before extraordinary items and cumulative effect of accounting change per share — basic	$1.91	$0.88

Income before extraordinary items and cumulative effect of accounting change per share — diluted	$1.90	$0.88

Net income available to common shareholders per share — basic	$1.96	$0.87

Net income available to common shareholders per share — diluted	$1.96	$0.87

  (1)
  The pro forma results of operations for 2002 presented above include the impact of the gains on asset sales, net, which are described in Note 4.

  (2)
  The pro forma results of operations for 2001 presented above include the impact of the impairment on investment properties, which is described in Note 4.

            The following summarized balance sheet represents the impact of the Rodamco acquisition and the acquisition of the remaining two-thirds interest in Copley Place:

2002
Investment properties, at cost	$1,110,120
Cash and cash equivalents	9,272
Tenant receivables	8,786
Investment in unconsolidated entities	518,390
Deferred costs, other assets, and minority interest	25,537
Notes and advances from the Management Company and affiliates	26,433

Total assets	$1,698,538

Mortgages and other indebtedness	$458,897
Accounts payable, accrued expenses, accrued environmental, severance and other expenses	108,356
Other liabilities	8,326

Total liabilities	$575,579

6.    Investment Properties

        Investment properties consist of the following:

	As of December 31,
	2002	2001
Land	$2,028,285	$1,987,364
Buildings and improvements	12,101,454	11,107,641

Total land, buildings and improvements	14,129,739	13,095,005
Furniture, fixtures and equipment	119,876	99,391

Investment properties at cost	14,249,615	13,194,396
Less — accumulated depreciation	2,222,242	1,877,175

Investment properties at cost, net	$12,027,373	$11,317,221

Construction in progress included in investment properties	$137,785	$111,218

7.    Investments in Unconsolidated Entities

        Joint ventures are common in the real estate industry. We use joint ventures to finance certain properties and to diversify our risk in a particular asset or trade area. We may also use joint ventures in the development of new properties. We held joint venture ownership interests in 68 Properties as of December 31, 2002 and in 70 Properties as of December 31, 2001. As discussed in Note 2, since we do not fully control these joint venture Properties, our accounting policy and accounting principles generally accepted in the United States require that we account for these Properties on the equity method of accounting. Substantially all of our joint venture Properties are subject to rights of first refusal, buy-sell provisions, or other sale rights for all partners which are customary in real estate partnership agreements and the industry. Our partner in our joint ventures may initiate these provisions at any time, which will result in either the use of available cash or borrowings to acquire or dispose of the partnership interest.

Summary financial information of the joint ventures and a summary of our investment in and share of income from such joint ventures follow. We condensed into separate line items, major captions of assets and liabilities as well as the statements of operations for joint venture interests sold or consolidated, when we have acquired an additional interest in a joint venture and have as a result, gained control of the Property. These line items include "Discontinued Joint Venture Interests" to present comparative balance sheets and results of operations for those joint venture interests held as of December 31, 2002.

	December 31,
BALANCE SHEETS	2002	2001
Assets:
Investment properties, at cost	$8,160,065	$6,958,470
Less — accumulated depreciation	1,327,751	1,070,594

	6,832,314	5,887,876
Net investment properties, at cost of Discontinued Joint Venture Interests	—	1,002,274
Cash and cash equivalents	199,634	167,173
Tenant receivables	199,675	164,647
Investment in unconsolidated entities	6,966	—
Other assets	190,561	134,504
Other assets of Discontinued Joint Venture Interests	—	101,868

Total assets	$7,429,150	$7,458,342

Liabilities and Partners' Equity:
Mortgages and other notes payable	$5,306,465	$4,721,711
Mortgages of Discontinued Joint Venture Interests	—	967,677

	5,306,465	5,689,388
Accounts payable, accrued expenses, and deferred revenue	289,793	191,440
Other liabilities	66,090	85,137
Other liabilities Discontinued Joint Venture Interests	—	28,772

Total liabilities	5,662,348	5,994,737
Preferred units	125,000	—
Partners' equity	1,641,802	1,463,605

Total liabilities and partners' equity	$7,429,150	$7,458,342

Our Share of:
Total assets	$3,123,011	$3,088,952

Partners' equity	$724,511	$754,056
Add: Excess Investment	831,728	563,278

Our net Investment in Joint Ventures	$1,556,239	$1,317,334

Mortgages and other notes payable	$2,279,609	$2,392,522

            "Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net asset of the joint ventures acquired. We amortize excess investment over the life of the related Properties, typically 35 years, and the amortization is included in income from unconsolidated entities. We periodically review our ability to recover the carrying values of our investments in the joint venture Properties. If we conclude that any portion of our investment, including the excess investment, is not recoverable, we record an adjustment to write off the unrecoverable amounts.

            As of December 31, 2002, scheduled principal repayments on joint venture indebtedness were as follows:

2003	$356,235
2004	532,143
2005	998,393
2006	803,982
2007	410,551
Thereafter	2,196,758

Total principal maturities	5,298,062
Net unamortized debt premiums	8,403

Total mortgages and other notes payable	$5,306,465

            This debt becomes due in installments over various terms extending through 2012 with interest rates ranging from 1.75% to 9.05% and a weighted average rate of 6.27% at December 31, 2002.

	For the Year Ended December 31,
STATEMENTS OF OPERATIONS	2002	2001	2000
Revenue:
Minimum rent	$808,607	$691,469	$651,643
Overage rent	29,279	25,640	28,151
Tenant reimbursements	409,925	349,134	333,887
Other income	55,409	44,752	43,668

Total revenue	1,303,220	1,110,995	1,057,349
Operating Expenses:
Property operating	210,800	182,489	173,075
Depreciation and amortization	234,775	203,910	193,755
Real estate taxes	126,660	112,309	116,629
Repairs and maintenance	71,054	51,689	47,040
Advertising and promotion	39,164	36,405	34,556
Provision for credit losses	9,168	5,070	9,194
Other	34,466	20,583	15,220

Total operating expenses	726,087	612,455	589,469

Operating Income	577,133	498,540	467,880
Interest Expense	338,299	307,849	304,718

Income Before Minority Interest and Unconsolidated Entities	238,834	190,691	163,162
Income from unconsolidated entities	3,062	—	—
Minority interest	(751)	—	—
Loss on Sale of Assets	—	—	(6,990)

Income From Continuing Operations	241,145	190,691	156,172
Income from Discontinued Joint Venture Interests	14,346	32,562	29,654

Income Before Extraordinary Items and Cumulative Effect of Accounting Change ("IBEC")	255,491	223,253	185,826
Cumulative Effect of Accounting Change	—	(3,011)	(3,948)
Extraordinary Items — Debt Extinguishments	—	(295)	(1,842)

Net Income	$255,491	$219,947	$180,036

Third-Party Investors' Share of IBEC	$150,161	$134,748	$107,833

Simon Group's Share of IBEC	105,330	88,505	77,993
Amortization of Excess Investment	26,635	21,279	20,972

Income from Joint Ventures	$78,695	$67,226	$57,021

  European Investment

            The Operating Partnership has a 33.0% ownership interest in European Retail Enterprises, B.V. ("ERE"), that is accounted for using the equity method of accounting. ERE also operates through a wholly-owned subsidiary Groupe BEG, S.A. ("BEG"). ERE and BEG are fully integrated European retail real estate developers, lessors and managers. Our total current investment in ERE and BEG, including subordinated debt, is approximately $75.2 million. The translation adjustment resulting from the conversion of BEG and ERE's financial statements from Euros to U.S. dollars was not significant for the years ended December 31, 2002, 2001 and 2000. The agreements with BEG and ERE are structured to allow us to acquire an additional 28.3% ownership interest over time. The future commitments to purchase shares from three of the existing shareholders of ERE are based upon a multiple of adjusted results of operations in the year prior to the purchase of the shares. Therefore, the actual amount of these additional commitments may vary. The current estimated additional commitment is approximately $50 million to purchase shares of stock of ERE, assuming that the three existing shareholders exercise their rights under put options. We expect these purchases to be made from 2004-2008. As of December 31, 2002, ERE and BEG had five Properties open in Poland and two in France. One additional property opened in France in February 2003. During the third quarter of 2001 the Management Company transferred its interest in ERE at its carrying value of $29.9 million, which approximated its fair value, to the Operating Partnership through the intercompany note to simplify the organizational structure.

  The Management Company

            Through the Operating Partnership and as of December 31, 2002, we owned voting and non-voting common stock and three classes of participating preferred stock of the Management Company; however, 95% of the voting common stock was owned by three Simon family members. As of December 31, 2002 we accounted for our investment in the Management Company using the equity method of accounting, because we exercised significant influence but not control over the financial and operating policies of the Management Company. Our ownership interest and our note receivable from the Management Company entitled us to approximately 98% of the after-tax economic benefits of the Management Company's operations.

            The Management Company elected to become a taxable REIT subsidiary ("TRS") effective January 1, 2001. The Operating Partnership and the Management Company performed the following recapitalization transactions in order to implement our TRS strategy. The Operating Partnership contributed its ownership in clixnmortar, Inc. at its carrying value of $22.6 million, which approximated its fair value, and $0.4 million to the Management Company in exchange for 2,140 shares of 6% Cumulative Class B preferred stock of the Management Company on March 31, 2001. In addition, the Operating Partnership contributed $60.2 million of its note receivable from the Management Company in exchange for 5,600 shares of 6% Cumulative Class C preferred stock on December 31, 2001. The Operating Partnership's economic ownership of the Management Company increased to approximately 98% from 90% as a result of these transactions. Finally, the Operating Partnership agreed to reduce the interest rate on the note receivable from the Management Company to 7% from 11% effective January 1, 2002 to more accurately reflect current interest rate conditions.

            As of December 31, 2002 and 2001, amounts due from the Management Company for unpaid accrued interest and unpaid accrued preferred dividends were not material to the combined financial statements or to those of Simon Property. Included in other income, we recorded interest income and preferred dividends from the Management Company of the following:

	For the Year Ended December 31,
	2002	2001	2000
Interest and preferred dividends	$13,620	$13,638	$13,140

            We incurred total costs on consolidated Properties related to services provided by the Management Company and its affiliates as follows:

For the year ended December 31,
2002	2001	2000
$76,469	$86,488	$86,238

            Common costs are allocated by the Management Company to us, based primarily on minimum and overage rent, using assumptions that we believe are reasonable. In addition, the Management Company also provides services to Melvin Simon & Associates, Inc. ("MSA"), and other non-owned properties for a fee. Fees for services provided by the Management Company and its affiliates to our unconsolidated joint ventures and MSA were as follows:

	For the year ended December 31,
	2002	2001	2000
Fees charged to unconsolidated joint ventures	$67,092	$55,717	$61,332
Fees charged to MSA	$3,225	$4,249	$4,246

            Summarized consolidated financial information of the Management Company and a summary of our investment in and share of income from the Management Company follows. The summary excludes the effects of the Management Company's ownership of MerchantWired LLC.

	December 31,
BALANCE SHEET DATA:	2002	2001
Total assets	$210,367	$232,024
Notes payable to the Operating Partnership at 7%, due 2008, and advances	75,105	79,738
Shareholders' equity	54,562	75,948
Our share of total assets	$208,347	$229,434

Our net investment in the Management Company	$95,517	$107,719

	For the Year Ended December 31,
OPERATING DATA:	2002	2001	2000
Total revenue	$130,988	$108,302	$87,442
Operating (loss) income	33,571	(5,526)	31,114
Net income available for common shareholders excluding losses from MerchantWired LLC	$30,552	$14,474	$35,890

Our share of net income (loss) after intercompany profit elimination:
Management Company income excluding losses from MerchantWired LLC	$14,116	$15,365	$30,846
Losses from MerchantWired LLC	(32,742)	(18,104)	(4,100)

Total net income (loss)	$(18,626)	$(2,739)	$26,746

            The losses from MerchantWired LLC presented above and in the accompanying statements of operations and comprehensive income include our indirect share of the operating losses of MerchantWired LLC of $10.2 million, after a tax benefit of $6.2 million. The operating losses include our share of an impairment charge of $4.2 million, after tax. Finally, the losses from MerchantWired LLC include our indirect share of the write-off of the technology investment in MerchantWired LLC of $22.5 million, after a tax benefit of $9.4 million.

            The members of MerchantWired LLC, including the Management Company, agreed to sell their interests in MerchantWired LLC under the terms of a definitive agreement with Transaction Network Services, Inc ("TNSI"). The transaction was expected to close in the second quarter of 2002, but in June 2002, TNSI unexpectedly informed the members of MerchantWired LLC that it would not complete the transaction. As a result, MerchantWired LLC shut down its operations and transitioned its customers to alternate service providers, which was completed by September 3, 2002. Accordingly, the Management Company wrote-off its investment in and advances to MerchantWired LLC. This resulted in our $38.8 million share of a write-off before tax, $22.5 million net of tax, which includes a $7.0 million write-down in the carrying amount of the infrastructure, consisting of broadband cable and the related connections and routers ("Cable"). We have not made any, nor do we expect to make, additional cash contributions to MerchantWired LLC.

            We and the other members of MerchantWired LLC paid $49.5 million directly to a MerchantWired LLC vendor to purchase the Cable in satisfaction of a lease guarantee obligation, of which our share was $26.3 million. As a result, we now own and control the Cable in our properties. The amount of the Cable acquired totaled $19.3 million. The Cable was installed in both consolidated and joint venture Properties and is being amortized over four years. We are currently using the Cable for connectivity to our mall management offices and we are evaluating other opportunities to use the Cable, which may benefit our current and future operations, either directly or indirectly.

8.    Indebtedness and Derivative Financial Instruments

        Our mortgages and other notes payable consist of the following:

	December 31,
	2002	2001
Fixed-Rate Debt
Mortgages and other notes, including net premium of $29,683 and net discount of $3,535 respectively. Weighted average interest and maturity of 7.3% and 7.0 years.	$2,602,640	$2,182,552
Unsecured notes, including $17,770 and $17,167 net discounts, respectively. Weighted average interest and maturity of 6.9% and 5.0 years.	4,972,230	4,722,833
6 3/4% Putable Asset Trust Securities, including $236 and $476 premiums, respectively, due November 2003.	100,236	100,476
7% Mandatory Par Put Remarketed Securities, including $5,011 and $5,083 premiums, respectively, due June 2028 and subject to redemption June 2008.	205,011	205,083
Commercial mortgage pass-through certificates. Five classes bearing interest at weighted average rates and maturities of 7.3% and 2.0 years.	173,693	175,000

Total fixed-rate debt	8,053,810	7,385,944
Variable-Rate Debt
Mortgages and other notes, including $0 and $32 premiums, respectively. Weighted average interest and maturity of 3.1% and 2.0 years.	$852,467	$933,038
Credit Facility (see below)	308,000	188,000
Euro Facility (see below)	59,078	50,202
Commercial mortgage pass-through certificates, interest at 6.2%, due December 2004.	49,112	50,000
Unsecured term loans. Weighted average rates and maturities of 2.1% and 1.2 years.	215,000	237,929

Total variable-rate debt	1,483,657	1,459,169
Fair value interest rate swaps	8,614	(3,735)

Total mortgages and other notes payable, net	$9,546,081	$8,841,378

            General.    We have pledged 73 Properties as collateral to secure related mortgage notes including 8 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 38 Properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each Property within the collateral package. Of our 73 encumbered Properties indebtedness of 44 of these encumbered Properties and our unsecured notes is subject to financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and notes payable may be prepaid but are generally subject to prepayment of a yield-maintenance premium.

            Mortgages and Other Notes.    The net book value of our 73 encumbered Properties was $4.1 billion at December 31, 2002. The fixed and variable mortgage notes are nonrecourse. The fixed-rate mortgages generally require monthly payments of principal and/or interest. Variable-rate mortgages are typically based on LIBOR.

            Some of the limited partner Unitholders guarantee a portion of our consolidated debt through foreclosure guarantees. In total, thirty-five limited partner Unitholders provide guarantees of foreclosure of $382.1 million of our consolidated debt at 17 consolidated Properties. In each case, the loans were made by unrelated third party institutional lenders and the guarantees are for the benefit of each lender. In the event of foreclosure of the mortgaged property, the proceeds from the sale of the property are first applied against the amount of the guarantee and also reduce the amount payable under the guarantee. To the extent the sale proceeds from the disposal of the property do not cover the amount of the guarantee, then the Unitholder is liable to pay the difference between the sale proceeds and the amount of the guarantee so that the entire amount guaranteed to the lender is satisfied. The debt is non-recourse to us and our affiliates.

            On September 16, 2002, we issued $394.0 million of debt at a weighted average rate of 6.20% that is due on September 16, 2012 and is secured by cross-collateralized mortgages encumbering 10 Properties. We used a portion of the $378.8 million of net proceeds from this issuance to pay off an existing 10 property mortgage pool of $225.5 million of debt that had staggered maturities from September 2002 to June 2003 with the majority of the debt due in March 2003. In addition, we used the remaining portion of the proceeds and available cash to pay off three individual Property mortgages totaling $169.9 million. As a result, five of the Properties from the existing 10 Property mortgage pool remain encumbered, five other Properties were unencumbered, the three previously individually mortgaged Properties remain encumbered, and two other Properties are now encumbered.

            On August 6, 2001, we issued $277.0 million of debt secured by four Properties at a fixed rate of 6.99% and issued $110.0 million of debt encumbering one office complex at LIBOR plus 115 basis points. The proceeds from these transactions and excess cash flow were used to retire the third tranche totaling $435.0 million of the $1.4 billion credit facility ("CPI Facility") that we used to finance our merger with Corporate Property Investors, Inc.

            Unsecured Notes.    We have $835.0 million of unsecured notes that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain Properties. These unsecured notes have a weighted average interest rate of 7.5% and weighted average maturities of 5.7 years. Certain of the unsecured notes are guaranteed by the Operating Partnership.

            On February 28, 2002, we refinanced a $150.0 million variable rate term loan, with essentially the same terms, and extending its maturity date to February 28, 2003 with our option to exercise a one-year extension of the maturity date.

            On March 15, 2002, we retired $250.0 million of 9% bonds with proceeds from our $1.25 billion unsecured corporate credit facility (the "Credit Facility").

            On August 21, 2002, we issued $500.0 million of unsecured debt to institutional investors pursuant to Rule 144A in two tranches. Subsequent to December 31, 2002, our registration statement under the Securities Act of 1933 related to an offer to exchange the notes of each series for registered notes with substantially identical economic terms was declared effective. The first tranche is $150.0 million bearing an interest rate of 5.375% due August 28, 2008 and the second tranche is $350.0 million bearing an interest rate of 6.35% due August 28, 2012. The net proceeds of $495.4 million from the offering were used to pay off the $600.0 million acquisition credit facility and to reduce borrowings on the Credit Facility.

            On January 11, 2001, we issued $500.0 million of unsecured debt to institutional investors pursuant to Rule 144A in two tranches. The first tranche is $300.0 million bearing an interest rate of 7 3/8% due January 20, 2006 and the second tranche is $200.0 million bearing an interest rate of 7 3/4% due January 20, 2011. The net proceeds of the offering were used to repay the remaining portion of the indebtedness under the CPI Facility.

            On October 26, 2001, we completed the sale of $750.0 million of 6.375% senior unsecured notes due November 15, 2007. Net proceeds from the offering were initially used to reduce the outstanding balance of the Credit Facility.

            Credit Facility.    We refinanced the existing $1.25 billion unsecured revolving Credit Facility on April 16, 2002. As a result, the Credit Facility's maturity date was extended to April 16, 2005 with a one-year extension of the maturity date available at our option. The Credit Facility bears interest at LIBOR plus 65 basis points and provides for different pricing based upon our corporate credit rating, with an additional 15 basis point facility fee on the entire $1.25 billion. We use the Credit Facility primarily for funding acquisition, renovation and expansion and predevelopment opportunities and general corporate purposes. The Credit Facility contains financial covenants relating to a capitalization value, minimum EBITDA and unencumbered EBITDA coverage ratio requirements and a minimum equity value.

	As of December 31,
	2002	2001
Total Facility Amount	$1,250,000	$1,250,000
Borrowings	(308,000)	(188,000)
Letters of credit	(23,651)	(4,481)

Remaining Availability	$918,349	$1,057,519

Effective Interest rate	2.03%	2.53%

Maximum borrowings during the period ended	$743,000	$863,000

Average borrowings during the period ended	$411,263	$581,488

            Acquisition Facility.    On May 1, 2002, in connection with the Rodamco acquisition described in Note 4, we secured a $600 million 12-month acquisition credit facility that bore interest at LIBOR plus 65 basis points. The acquisition facility was paid off with proceeds of $174.8 million from the sale of our interests in five value oriented super-regional malls described in Note 4, net proceeds of $322.2 million from the stock offering described in Note 10, $100.0 million from the $500.0 million senior note offering described above, and available cash.

            Euro Facility.    On July 31, 2000, we entered into a Euro-denominated unsecured credit agreement to fund our European investment. This credit agreement consists of a €25 million term loan and a €35 million revolving credit facility. The interest rate for each loan is Euribor plus 60 basis points, with a facility fee of 15 basis points. The interest rate on 30 million Euros is swapped at 7.75%. The maturity date is July 31, 2003.

  Debt Maturity and Other

            Our scheduled principal repayments on indebtedness as of December 31, 2002 were as follows:

2003	$939,882
2004	1,615,606
2005	896,788
2006	1,167,415
2007	1,478,053
Thereafter	3,422,564

Total principal maturities	9,520,308
Net unamortized debt discounts and other	25,773

Total mortgages and other notes payable	$9,546,081

            Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

For the year ended December 31,
2002	2001	2000
$591,328	$588,889	$646,200

  Derivative Financial Instruments

            Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt, or in the case of a fair value hedge, effectively convert fixed rate debt to variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. We have also entered into a foreign currency forward contract as part of our risk management strategy to manage foreign currency exchange risk. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

            We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged into net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income and is amortized to interest expense over the life of the debt agreement.

            As of December 31, 2002, we have reflected the fair value of outstanding consolidated derivatives in other assets for $11.0 million, in other liabilities for $9.7 million, and in mortgages and other indebtedness of $8.6 million. In addition, we recorded the benefit from our treasury lock agreement in accumulated comprehensive income for $2.2 million. As of December 31, 2002, our outstanding derivative contracts consist of:

  •
  LIBOR based interest rate cap protection agreements with a notional amount of $296.9 million that mature from August 2003 to January 2005,
  •
  LIBOR and EURIBOR based fixed interest rate swap agreements with a notional amount of $562.3 million that mature from June 2003 to December 2004, and
  •
  LIBOR based variable rate swap agreements with a notional amount of $675.0 million that mature in June 2003 and February 2004.

            As of December 31, 2002, our joint ventures have derivative instruments consisting of interest rate cap agreements with a notional amount of $894.4 million that have an immaterial fair value and an interest rate lock agreement for a notional amount of $120.0 million and a fair value liability of $1.2 million. Within the next twelve months, we expect to reclassify to earnings approximately our $2.8 million share of expense of the current balance held in accumulated other comprehensive income.

  Fair Value of Financial Instruments

            The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimated the fair values of combined fixed-rate mortgages using cash flows discounted at current borrowing rates and other notes payable using cash flows discounted at current market rates. The fair values of financial instruments and our related discount rate assumptions used in the estimation of fair value for our consolidated fixed-rate mortgages and other notes payable are summarized as follows:

	December 31,
	2002	2001
Fair value of fixed-rate mortgages and other notes payable	$8,816,981	$7,909,049
Discount rates assumed in calculation of fair value	4.41%	6.86%

9.      Rentals under Operating Leases

        Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume, as of December 31, 2002, are as follows:

2003	$1,103,205
2004	1,009,176
2005	909,294
2006	804,410
2007	683,426
Thereafter	2,099,238

$6,608,749

            Approximately 0.93% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10.    Capital Stock

        The Board of Directors is authorized to reclassify the excess common stock into one or more additional classes and series of capital stock to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the shareholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon Property without further action of the shareholders. The ability of the Board of Directors to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Simon Property.

            The holders of common stock of Simon Property are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, other than for the election of directors. The holders of Class B common stock are entitled to elect four of the thirteen members of the board. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with Melvin Simon, Herbert Simon or David Simon. The holder of the Class C common stock is entitled to elect two of the thirteen members of the board. Shares of Class C common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the members of the DeBartolo family or entities controlled by them. The Class B and Class C shares can be converted into shares of common stock at the option of the holders. We have reserved 3,200,000 and 4,000 shares of common stock for the possible conversion of the outstanding Class B and Class C shares, respectively.

  Common Stock Issuances

            On February 26, 2002, one holder of units in the Operating Partnership ("Units') converted 100,000 Units into 100,000 shares of common stock. On June 24, 2002, three holders of Units converted 73,442 Units into 73,442 shares of common stock. We issued 671,836 shares of common stock related to employee stock options exercised during 2002. We used the net proceeds from the option exercises of approximately $15.7 million for general working capital purposes. Also, see Series A preferred stock conversions discussed below.

            We issued 9,000,000 shares of common stock in a public offering on July 1, 2002. We used the net proceeds of $322.2 million to pay down a portion of the $600.0 million Rodamco acquisition credit facility.

  Preferred Stock

            The following table summarizes each of the authorized series of preferred stock of Simon Property:

	As of December 31,
	2002	2001
Series A 6.5% Convertible Preferred Stock, 209,249 shares authorized, 0 and 49,839 issued and outstanding, respectively	$—	$63,688
Series B 6.5% Convertible Preferred Stock, 5,000,000 shares authorized, 4,830,057 issued and outstanding	449,196	449,196
Series C 7.00% Cumulative Convertible Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series D 8.00% Cumulative Redeemable Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series E 8.00% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, 1,000,000 issued and outstanding	24,656	24,449
Series F 8.75% Cumulative Redeemable Preferred Stock, 8,000,000 shares authorized, 8,000,000 issued and outstanding	192,989	192,989
Series G 7.89% Cumulative Step-Up Premium Rate Preferred Stock, 3,000,000 shares authorized, 3,000,000 issued and outstanding	147,413	147,146

	$814,254	$877,468

            Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value.

            Series A Convertible Preferred Stock.    During 2002, the remaining 49,839 shares of Simon Property Series A Convertible Preferred Stock were converted into 1,893,651 shares of common stock. In addition, another 19,375 shares of common stock were issued to the holders of the converted shares in lieu of the cash dividends allocable to those preferred shares.

            Series B Convertible Preferred Stock.    Each share of the Series B Convertible Preferred Stock has a liquidation preference of $100 and is convertible into 2.586 shares of common stock, subject to adjustment under certain circumstances. Simon Property may redeem the Series B Preferred Stock on or after September 24, 2003 at a price beginning at 105% of the liquidation preference plus accrued dividends and declining to 100% of the liquidation preference plus accrued dividends any time on or after September 24, 2008.

            Series C Cumulative Convertible Preferred Stock and Series D Cumulative Redeemable Preferred Stock.    On August 27, 1999, Simon Property authorized these two new series of preferred stock to be available for issuance upon conversion by the holders or redemption by the Operating Partnership of the 7.00% Preferred Units or the 8.00% Preferred Units, described below. Each of these new series of preferred stock has terms that are substantially identical to the respective series of Preferred Units.

            Series E Cumulative Redeemable Preferred Stock.    As part of the consideration for the purchase of ownership in Mall of America, Simon Property issued the Series E Cumulative Redeemable Preferred Stock for $24,242. The Series E Cumulative Redeemable Preferred Stock is redeemable beginning August 27, 2004 at the liquidation value of $25 per share. These preferred shares are being accreted to their liquidation value.

            Series F Cumulative Redeemable Preferred Stock and Series G Cumulative Step-Up Premium Rate Preferred Stock.    The Boards of Directors of Simon Property and SPG Properties, Inc. ("Properties, Inc."), on May 8, 2001 approved an agreement for the merger of Properties, Inc. into Simon Property in order to simplify our organizational structure. The merger was completed and became effective on July 1, 2001. In connection with the merger, Simon Property authorized two new series of preferred stock, which were exchanged on a share-for-share basis to holders of Properties, Inc. preferred stock with substantially identical terms to the previous series of Properties, Inc. stock. Properties, Inc. Series B preferred stock was converted into shares of Simon Property 8.75% Series F Cumulative Redeemable Preferred Stock. Properties, Inc. Series C preferred stock was converted into shares of Simon Property 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock.

            The 8.75% Series F Cumulative Redeemable Preferred Stock may be redeemed at any time on or after September 29, 2006 at a liquidation value of $25.00 per share (payable solely out of the sale proceeds of other capital stock of Simon Property, which may include other series of preferred shares), plus accrued and unpaid dividends. The 7.89% Series G Cumulative Step-Up Premium RateSM Preferred Stock are being accreted to their liquidation value and may be redeemed at any time on or after September 30, 2007 at a liquidation value of $50.00 per share (payable solely out of the sale proceeds of other capital stock of Simon Property, which may include other series of preferred shares), plus accrued and unpaid dividends. Beginning October 1, 2012, the rate on this series of preferred stock increases to 9.89% per annum. We intend to redeem the Series G Preferred Shares prior to October 1, 2012. Neither of these series of preferred stock has a stated maturity or is convertible into any other securities of Simon Property. Neither series is subject to any mandatory redemption provisions, except as needed to maintain or bring the direct or indirect ownership of the capital stock of Simon Property into conformity with REIT requirements. The Operating Partnership pays a preferred distribution to Simon Property equal to the dividends paid on the preferred stock.

            "Preferred dividends of subsidiary" in the accompanying statements of operations and comprehensive income prior to July 1, 2001 represented distributions on preferred stock of SPG Properties, Inc., a former subsidiary of Simon Property that was merged into Simon Property on that date.

  Limited Partners' Preferred Interests in the Operating Partnership

            In connection with the acquisition of New England Development Company, the Operating Partnership issued two new series of preferred units during 1999 as a component of the consideration for the Properties acquired. The SPG Operating Partnership authorized 2,700,000, and issued 2,600,895 7.00% Cumulative Convertible Preferred Units (the "7.00% Preferred Units") having a liquidation value of $28.00 per Unit. The 7.00% Preferred Units accrue cumulative dividends at a rate of $1.96 annually, which is payable quarterly in arrears. The 7.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into either a like number of shares of 7.00% Cumulative Convertible Preferred Stock of Simon Property with terms substantially identical to the 7.00% Preferred Units or Units of the Operating Partnership at a ratio of 0.75676 to one provided that the closing stock price of Simon Property's common stock exceeds $37.00 for any three consecutive trading days prior to the conversion date. The Operating Partnership may redeem the 7.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in Units. In the event of the death of a holder of the 7.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the 7.00% Preferred Units at liquidation value payable at the option of the Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or shares of common stock.

            The Operating Partnership also authorized 2,700,000, and issued 2,600,895 8.00% Cumulative Redeemable Preferred Units (the "8.00% Preferred Units") having a liquidation value of $30.00. The 8.00% Preferred Units accrue cumulative dividends at a rate of $2.40 annually, which is payable quarterly in arrears. The 8.00% Preferred Units are each paired with one 7.00% Preferred Unit or with the Units into which the 7.00% Preferred Units may be converted. The Operating Partnership may redeem the 8.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in either new preferred units of the Operating Partnership having the same terms as the 8.00% Preferred Units, except that the distribution coupon rate would be reset to a then determined market rate, or in Units. The 8.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into 8.00% Cumulative Redeemable Preferred Stock of Simon Property with terms substantially identical to the 8.00% Preferred Units. In the event of the death of a holder of the 8.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the 8.00% Preferred Units owned by such holder at their liquidation value payable at the option of the Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or shares of common stock.

  Notes Receivable from Former CPI Shareholders

            Notes receivable of $18,297 from former Corporate Property Investors, Inc. ("CPI") shareholders, which result from securities issued under CPI's executive compensation program and were assumed in our merger with CPI, are reflected as a deduction from capital in excess of par value in the statements of shareholders' equity in the accompanying financial statements. Certain of such notes totaling $648 bear interest at rates ranging from 6.00% to 7.50%. The remainder of the notes do not bear interest and become due at the time the underlying shares are sold.

  The Simon Property Group 1998 Stock Incentive Plan

            We have a stock incentive plan (the "1998 Plan"), which provides for the grant of equity-based awards during a ten-year period, in the form of options to purchase shares ("Options"), stock appreciation rights ("SARs"), restricted stock grants and performance unit awards (collectively, "Awards"). Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Code and Options which are not so qualified. Through 2001, the Company had reserved for issuance 6,300,000 shares under the 1998 Plan. In 2002, an additional 5,000,000 shares were reserved for issuance, increasing the total to 11,300,000. Additionally, the partnership agreements require us to sell shares to the Operating Partnerships, at fair value, sufficient to satisfy the exercising of stock options, and for us to purchase Units for cash in an amount equal to the fair market value of such shares.

            Administration.    The 1998 Plan is administered by Simon Property's Compensation Committee (the "Committee"). The Committee, in its sole discretion, determines which eligible individuals may participate and the type, extent and terms of the Awards to be granted to them. In addition, the Committee interprets the 1998 Plan and makes all other determinations deemed advisable for the administration of the 1998 Plan. Options granted to employees ("Employee Options") become exercisable over the period determined by the Committee. The exercise price of an Employee Option may not be less than the fair market value of the shares on the date of grant. Employee Options generally vest over a three-year period and expire ten years from the date of grant.

            Director Options.    The 1998 Plan provides for automatic grants of Options to directors ("Director Options") of Simon Property who are not also employees of the Operating Partnership or its affiliates ("Eligible Directors"). Under the 1998 Plan, each Eligible Director is automatically granted Director Options to purchase 5,000 shares upon the director's initial election to the Board of Directors, and upon each reelection, an additional 3,000 Director Options multiplied by the number of calendar years that have elapsed since such person's last election to the Board of Directors. The exercise price of the options is equal to the fair market value of the shares on the date of grant. Director Options become vested and exercisable on the first anniversary of the date of grant or at such earlier time as a "change in control" of Simon Property (as defined in the 1998 Plan). Director Options terminate 30 days after the optionee ceases to be a member of the Board of Directors.

            Restricted Stock.    The 1998 Plan also provides for shares of restricted common stock of Simon Property to be granted to certain employees at no cost to those employees, subject to growth targets established by the Compensation Committee (the "Restricted Stock Program"). Restricted stock is issued on the grant date and vests annually in four installments of 25% each beginning on January 1 following the year in which the restricted stock is awarded. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date and is charged to shareholders' equity and subsequently amortized against our earnings over the vesting period. Through December 31, 2002 a total of 2,676,736 shares of restricted stock, net of forfeitures, have been awarded under the plan. No shares of restricted stock were issued under the plan in 2002. Information regarding restricted stock awards are summarized in the following table for each of the years presented:

	For the Year Ended December 31,
	2002	2001	2000
Restricted stock shares awarded, net of forfeitures	(21,070)	454,726	417,994
Weighted average grant price	$0.00	$25.85	$23.25
Amortization expense	$8,957	$11,512	$11,770

            Prior to our change in accounting for stock options as mentioned in Note 3, we accounted for stock-based compensation programs using the intrinsic value method. This method measures compensation expense as the excess, if any, of the quoted market price of the stock at the grant date over the amount the employee must pay to acquire the stock. Options granted to Directors in 2002 vest over a twelve-month period. No employee options were granted in 2002. The impact on pro forma net income and earnings per share as a result of applying the fair value method, as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, which requires entities to measure compensation costs measured at the grant date based on the fair value of the award, was not material.

            The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	December 31,
	2002	2001	2000
Weighted Average Fair Value per Option	$2.78	$1.82	$1.57
Expected Volatility	18.7%	20.45-20.58%	20.00-20.01%
Risk-Free Interest Rate	4.85%	4.85-5.33%	6.08-6.47%
Dividend Yield	6.9%	7.36-7.83%	8.68-7.76%
Expected Life	6 Years	10 years	10 years

            The weighted average remaining contract life for options outstanding as of December 31, 2002 was 6.25 years.

            Information relating to Director Options and Employee Options from December 31, 1999 through December 31, 2002 is as follows:

	Director Options		Employee Options
	Options	Option Price per Share (1)	Options	Option Price per Share (1)
Shares under option at December 31, 1999	132,080	$25.49	1,857,666	$24.95

Granted	24,000	26.03	726,750	23.41
Exercised	(1,360)	24.63	(43,350)	23.44
Forfeited	—	N/A	(28,000)	23.41

Shares under option at December 31, 2000	154,720	$25.67	2,513,066	$24.55

Granted	26,000	26.09	1,085,836	25.40
Exercised	(11,000)	24.93	(372,226)	22.99
Forfeited	—	N/A	(48,925)	23.94

Shares under option at December 31, 2001	169,720	$25.86	3,177,751	$25.03

Granted	24,000	33.68	—	—
Exercised	(6,360)	22.29	(665,476)	23.44
Forfeited	(9,000)	27.05	(7,225)	24.25

Shares under option at December 31, 2002	178,360	$26.97	2,505,050	$25.46

Exercise price range		$22.25-$33.68		$22.25-$30.38

Options exercisable at December 31, 2000	130,720	$25.61	1,705,900	$24.77

Options exercisable at December 31, 2001	143,720	$25.81	1,753,218	$25.11

Options exercisable at December 31, 2002	154,360	$25.93	1,695,750	$25.67

(1)
Represents the weighted average price when multiple prices exist.

            We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

  Exchange Rights

            Limited partners in the Operating Partnership have the right to exchange all or any portion of their Units for shares of common stock on a one-for-one basis or cash, as selected by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of Simon Property's common stock at that time. At December 31, 2002, we had reserved 63,746,013 shares for possible issuance upon the exchange of Units.

11.    Commitments and Contingencies

  Litigation

            Triple Five of Minnesota, Inc., a Minnesota corporation, v. Melvin Simon, et. al. On or about November 9, 1999, Triple Five of Minnesota, Inc. commenced an action in the District Court for the State of Minnesota, Fourth Judicial District, against, among others, Mall of America, certain members of the Simon family and entities allegedly controlled by such individuals, and us. The action was later removed to federal court. Two transactions form the basis of the complaint: (i) the sale by Teachers Insurance and Annuity Association of America of one-half of its partnership interest in Mall of America Company and Minntertainment Company to the Operating Partnership and related entities; and (ii) a financing transaction involving a loan in the amount of $312.0 million obtained from The Chase Manhattan Bank that is secured by a mortgage placed on Mall of America's assets. The complaint, which contains twelve counts, seeks remedies of unspecified damages, rescission, constructive trust, accounting, and specific performance. Although the complaint names all defendants in several counts, we are specifically identified as a defendant in connection with the sale to Teachers. Although the Complaint seeks unspecified damages, Triple Five has submitted a report of a purported expert witness that attempts to quantify its damages at between approximately $80 million and $160 million. On August 12, 2002, the court granted in part and denied in part motions for partial summary judgment filed by the parties. The parties are currently filing pretrial motions and no trial date has been set. Given that the case is still in the pre-trial stage, it is not possible to provide an assurance of the ultimate outcome of the litigation or an estimate of the amount or range of potential loss, if any. We believe that the Triple Five litigation will not have a material adverse effect on our financial position or results of operations.

            Carlo Agostinelli et al. v. DeBartolo Realty Corp. et al.    On October 16, 1996, a complaint was filed by 27 former employees of DeBartolo Realty Corporation and DeBartolo Properties Management, Inc. in the Court of Common Pleas of Mahoning County, Ohio, captioned Carlo Agostinelli et al. v. DeBartolo Realty Corp. et al., Case No. 96CV02607 for an alleged breach of contract related to DRC's Stock Incentive Plan. Our liability with respect to this the litigation was discharged in exchange for our payment of $14 million less applicable withholding for taxes. The final settlement resulted in an additional $3.1 million of expense and has been included in other expense in the accompanying combined statement of operations and comprehensive income.

            We are currently not subject to any other material litigation other than routine litigation, claims and administrative proceedings arising in the ordinary course of business. We believe that such routine litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations.

  Lease Commitments

            As of December 31, 2002, a total of 34 of the consolidated Properties are subject to ground leases. The termination dates of these ground leases range from 2003 to 2090. These ground leases generally require us to make payments of a fixed annual rent, or a fixed annual rent plus a participating percentage over a base rate based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense as follows:

For the year ended December 31,
2002	2001	2000
$13,976	$13,786	$13,654

            Future minimum lease payments due under such ground leases for each of the next five years ending December 31 and thereafter are as follows:

2003	$8,023
2004	7,560
2005	7,596
2006	7,707
2007	7,761
Thereafter	505,994

$544,641

  Insurance

            Rosewood Indemnity, Ltd, a wholly-owned subsidiary of the Management Company, has agreed to indemnify our general liability carrier for a specific layer of losses. The carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through Rosewood Indemnity, Ltd. also provides initial coverage for property insurance and certain windstorm risks at Properties located in Florida. The events of September 11, 2001 affected our insurance programs. We have purchased two separate terrorism insurance programs, one for Mall of America and a second covering all other Properties. Each program covers both domestic and foreign acts of terrorism and has a separate $300 million policy aggregate limit in total. The policies also provide for a guaranteed aggregate reinstatement provision in case of a second loss from a covered terrorist act. These policies are in place through the remainder of 2003. We believe we are in compliance with all insurance provisions of our debt agreements regarding insurance coverage.

  Guarantees of Indebtedness

            Joint venture debt is the liability of the joint venture, is typically secured by the joint venture Property, and is non-recourse to us. As of December 31, 2002, we have guaranteed or have provided letters of credit to support $60.1 million of our total $2.3 billion share of joint venture mortgage and other indebtedness. In January 2003, we were released from obligation under one of the guarantees for $15.7 million.

  Environmental Matters

            Nearly all of the Properties have been subjected to Phase I or similar environmental audits. Such audits have not revealed nor is management aware of any environmental liability that we believe would have a material adverse impact on our financial position or results of operations. We are unaware of any instances in which we would incur significant environmental costs if we disposed of or abandoned any or all Properties.

  Energy Management Services

            On September 30, 1999, the Operating Partnership entered into multi-year agreements with affiliates of Enron Corporation, for Enron Corporation to supply or manage all of the energy commodity requirements for the wholly-owned Properties and to provide certain services in connection with our tenant electricity redistribution program. Subsequently, many of our joint venture Properties entered into similar agreements. The agreements included electricity, natural gas and maintenance of energy conversion assets and electrical systems including lighting. As a result of Enron Corporation's December 2001 bankruptcy filing and ensuing failure to perform under the agreements, we assumed control over the management of our energy assets throughout the Portfolio. This includes the purchase and payment of utilities, tenant billings for utilities and maintenance and repair of energy assets. There has been no service interruption to our Properties or tenants. We recover the majority of these costs and expenses from our tenants. On August 29, 2002, the United States Bankruptcy Court for the Southern District of New York entered an order approving the terms of a negotiated settlement of all claims existing between our wholly owned and joint venture Properties, and Enron Corporation. As a result, all parties have been legally relieved of performance under the agreements. In addition, as part of this settlement, we received cash of $6.8 million as collections on receivables, $3.5 million as a cash settlement payment, and we reimbursed Enron Corporation $6.5 million for energy efficient capital equipment installed at our Properties. Finally, after reaching the negotiated settlement for both our and Enron Corporation's pre and post petition claims, and recognizing the unamortized portion of deferred revenue from a rate restructure agreement in 2001, we recorded $8.6 million of revenue, net, that is included in other income in the accompanying statement of operations and comprehensive income.

  Taubman Centers, Inc Tender Offer

            On December 5, 2002, Simon Property Acquisitions, Inc., our wholly-owned subsidiary, commenced a tender offer to acquire all of the outstanding shares of Taubman Centers, Inc. at a price of $18.00 per share in cash. On January 15, 2003, Westfield America, Inc., the U.S. subsidiary of Westfield America Trust, joined our tender offer and we jointly increased the tender offer to $20.00 per share net to the seller in cash. As of February 14, 2003, a total of 44,135,107 of the 52,207,756 common shares outstanding of Taubman Centers, Inc., were tendered into our offer. The expiration date of the tender offer has been extended to March 28, 2003. We have deferred approximately $4.0 million, net, in acquisition costs related to this acquisition. If we are unsuccessful in our efforts, then these costs will be expensed.

12.    Related Party Transactions

        On April 1, 2001, the Operating Partnership became the managing general partner of SPG Administrative Services Partnership L.P. ("ASP"). In addition, the Operating Partnership acquired an additional 24% partnership interest in ASP from the Management Company. Prior to acquiring the additional interest, ASP was recapitalized with $29.1 million from the Management Company, which was funded by the Operating Partnership through the note receivable from the Management Company, and $0.2 million from the Operating Partnership which was funded through a reduction of ASP's note payable with the Operating Partnership. The Operating Partnership controls ASP as a result of the transactions and ASP is consolidated in our results since April 1, 2001. ASP was previously consolidated as part of the Management Company. The change in control and consolidation of ASP will not have a material impact on our results of operations and the other aspects of the transaction were not material. ASP employs the majority of our employees and was organized to provide services for the Management Company and its affiliates as well as multiple entities controlled by the Operating Partnership.

            On December 28, 2000, Montgomery Ward LLC and certain of its related entities ("Ward") filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. On March 1, 2001, Kimco Realty Corporation led the formation of a limited liability company, Kimsward LLC ("Kimsward"). Kimsward acquired the right from the

Bankruptcy Court to designate persons or entities to whom the Ward real estate assets were to be sold. The Management Company's interest in Kimsward was 18.5%. During 2001 the Management Company recorded $18.3 million of equity in income from Kimsward. In addition, the Operating Partnership charged the Management Company a $5.7 million fee for services rendered to the Management Company in connection with the Kimsward transactions, which is included in other income in the accompanying combined statements of operations. The Management Company recorded $1.4 million of equity in income, before tax for the year ended December 31, 2002. The remaining investment in Kimsward at December 31, 2002 is not material

13.    New Accounting Pronouncements

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." Among other items, SFAS No. 145 rescinds SFAS No. 4, "Reporting of Gains and Losses from Extinguishment of Debt" and "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30. Debt extinguishments as part of a company's risk management strategy would not meet the criteria for classification as extraordinary items. The effects of this pronouncement will result in future gains and losses related to debt transactions to be classified in income from continuing operations. In addition, we are required to reclassify all of the extraordinary items related to debt transactions recorded in prior periods, including those recorded in the current period, to income from continuing operations. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 and early application is encouraged.

14.    Quarterly Financial Data (Unaudited)

        Summarized quarterly 2002 and 2001 data is as follows:

2002	First Quarter	Second Quarter		Third Quarter		Fourth Quarter
Total revenue	$494,947	$517,480		$550,746		$622,629
Operating income	201,441	221,445		229,776		286,076
Income before extraordinary items and cumulative effect of accounting change	60,425	240,221	(1)	98,757		147,945
Net income available to common shareholders	30,006	173,170		58,903		96,308
Income before extraordinary items and cumulative effect of accounting change per share — Basic	$0.17	$0.92		$0.33		$0.52
Net income per share — Basic	$0.17	$0.99		$0.32		$0.52
Income before extraordinary items and cumulative effect of accounting change per share — Diluted	$0.17	$0.91		$0.33		$0.52
Net income per share — Diluted	$0.17	$0.97		$0.32		$0.52
Weighted average shares outstanding	173,946,083	174,434,562		185,532,407	(2)	185,539,192
Diluted weighted average shares outstanding	174,528,801	189,457,086		186,261,860		186,193,567
2001
Total revenue	$490,676	$488,270	$500,647	$569,242
Operating income	209,373	209,180	214,459	200,406	(3)
Income before extraordinary items and cumulative effect of accounting change	63,775	69,970	69,585	78,967
Net income available to common shareholders	30,939	36,746	36,251	43,853
Income before extraordinary items and cumulative effect of accounting change per share — Basic and Diluted	$0.19	$0.21	$0.21	$0.25
Net income per share — Basic and Diluted	$0.18	$0.21	$0.21	$0.25
Weighted average Shares outstanding	172,000,973	172,485,020	172,746,242	173,426,964
Diluted weighted average shares outstanding	172,177,927	172,804,636	173,031,400	173,707,033

(1) — Includes net gains on sales of assets of $170.3 million.

(2) — Includes the issuance of 9,000,000 shares of stock on July 1, 2002.

(3) — The fourth quarter of 2001 includes an impairment charge of $47.0 million.

QuickLinks

  EXHIBIT 13.1