Form 10-K, Exhibit 13
period 2003-12-31
SIMON PROPERTY GROUP INC /DE/
filed 2004-03-15
CIK 1063761

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13.1

Selected Financial Data

            The following tables set forth selected financial data. The selected financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Amounts represent the combined amounts for Simon Property and SPG Realty for all periods as of or for the years ended December 31, 1999 to December 31, 2002 and Simon Property thereafter. SPG Realty merged into Simon Property on December 31, 2002. Other data we believe is important in understanding trends in Simon Property's business is also included in the tables.

	As of or for the Year Ended December 31,
	2003	2002(1)	2001(1)	2000(1)	1999(1)
	(in thousands, except per share data)
OPERATING DATA:
Total consolidated revenue	$2,313,653	$2,124,152	$2,048,835	$2,020,751	$1,892,703
Income from continuing operations	451,900	545,148	282,460	346,770	297,395
Net income available to common shareholders	$313,577	$358,387	$147,789	$186,528	$167,314
BASIC EARNINGS PER SHARE:
Income from continuing operations	$1.53	$1.92	$0.87	$1.13	$0.97
Discontinued operations	0.12	0.07	—	—	—
Cumulative effect of accounting change	—	—	(0.01)	(0.05)	—

Net income	$1.65	$1.99	$0.86	$1.08	$0.97

Weighted average shares outstanding	189,475	179,910	172,669	172,895	172,089
DILUTED EARNINGS PER SHARE:
Income from continuing operations	$1.53	$1.92	$0.86	$1.13	$0.97
Discontinued operations	0.12	0.07	—	—	—
Cumulative effect of accounting change	—	—	(0.01)	(0.05)	—

Net income	$1.65	$1.99	$0.85	$1.08	$0.97

Diluted weighted average shares outstanding	190,299	181,501	173,028	172,994	172,226
Distributions per share (2)	$2.40	$2.18	$2.08	$2.02	$2.02
BALANCE SHEET DATA:
Cash and cash equivalents	$535,623	$397,129	$259,760	$223,111	$157,632
Total assets	15,684,721	14,904,502	13,810,954	13,937,945	14,223,243
Mortgages and other notes payable	10,266,388	9,546,081	8,841,378	8,728,582	8,768,951
Shareholders' equity	$3,338,627	$3,467,733	$3,214,691	$3,064,471	$3,253,658
OTHER DATA:
Cash flow provided by (used in): (5)
Operating activities	$951,967	$882,990	$859,062	$743,519	$660,307
Investing activities	(761,663)	(785,730)	(351,310)	(134,237)	(661,051)
Financing activities	$(51,810)	$40,109	$(471,103)	$(543,803)	$29,181
Ratio of Earnings to Fixed Charges (3)	1.52x	1.64x	1.33x	1.37x	1.34x

Funds from Operations (FFO) (4)	$1,041,105	$936,356	$786,635	$781,937	$703,518

FFO allocable to Simon Property	$787,467	$691,004	$571,974	$567,532	$511,830

Notes

(1)
On May 3, 2002, Simon Property jointly acquired Rodamco North America N.V. In 1999, Simon Property acquired the assets of New England Development Company. In the accompanying financial statements, Note 2 describes the basis of presentation and Note 4 describes acquisitions and disposals.

(2)
Represents distributions declared per period.

(3)
The ratio for 2002 has been restated for the reclassification of discontinued operations described in Note 3. In 2002, includes $162.0 million of gains on sales of assets, net, and excluding these gains the ratio would have been 1.42x in 2002. In 2001, includes a $47,000 impairment charge (see Note 4 to the accompanying financial statements). Excluding this charge the ratio would have been 1.39x in 2001. In 1999, includes a $12,000 unusual loss (see Note 11 to the accompanying financial statements) and a total of $12,290 of asset write-downs. Excluding these items, the ratio would have been 1.39x in 1999.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations

SIMON PROPERTY GROUP, INC.

            You should read the following discussion in conjunction with the financial statements and notes thereto that are included in this Annual Report to Shareholders. Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties incidental to the ownership and operation of commercial real estate include, but are not limited to: national, international, regional and local economic climates, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks associated with acquisitions, the impact of terrorist activities, environmental liabilities, maintenance of REIT status, the availability of financing, and changes in market rates of interest and fluctuations in exchange rates of foreign currencies. We undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

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

            We are engaged primarily in the ownership, operation, leasing, management, acquisition, expansion and development of real estate properties. Our real estate properties consist primarily of regional malls and community shopping centers. As of December 31, 2003, we owned or held an interest in 246 income-producing properties in North America, which consisted of 175 regional malls, 67 community shopping centers, and four office and mixed-use properties in 37 states and Canada (collectively, the "Properties", and individually, a "Property"). Mixed-use properties are properties that include a combination of retail space, office space, and/or hotel components. In addition, we also own interests in three parcels of land held for future development (together with the Properties, the "Portfolio"). Finally, we have ownership interests in 47 assets in Europe (France, Italy, Poland and Portugal).

  Operating Philosophy

            We seek growth in our earnings, funds from operations ("FFO"), and cash flow through:

  •
  focusing on our core business of regional malls
  •
  acquiring individual properties or portfolios of properties, focusing on quality retail real estate. As part of our acquisition strategy, we review and evaluate a limited number of acquisition opportunities.
  •
  pursuing new development as well as strategic expansion and renovation activity to enhance existing assets' profitability and market share when we believe the investment of our capital meets our risk-reward criteria. We seek to selectively develop new properties in major metropolitan areas that exhibit strong population and economic growth.

            To support this growth, our capital strategy is three-fold:

  •
  to provide the capital necessary to fund growth,
  •
  to maintain sufficient flexibility to access capital in many forms both public and private, and
  •
  to manage our overall financial structure in a fashion that preserves our investment grade ratings.

            We own and operate long-term properties which generate revenues primarily from long-term leases; therefore, as part of our financing strategy we believe that our properties should be financed primarily with long-term fixed rate debt. As a result, we manage our effective amount of floating rate debt to be approximately 15-20% of total outstanding indebtedness and enter into interest rate swap agreements. We believe this strategy is the most appropriate for the long term health of our company. Our $1.25 billion credit facility ("Credit Facility") provides a source of liquidity and flexibility in our capital strategy as our cash needs vary from time to time.

            Finally, we derive our liquidity primarily from our leases that generate positive net cash flow from operations and distributions from unconsolidated entities that totaled $1.1 billion in 2003. In addition, we generate the majority of our revenues from leases with retail tenants including:

  •
  Base minimum rents, cart and kiosk rentals,
  •
  Overage and percentage rents based on tenants' sales volume, and
  •
  Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate tax, repairs and maintenance, and advertising and promotional expenditures.

            Revenues of M.S. Management Associates, Inc. (the "Management Company"), after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed. We generate revenues from outlot land sales and, due to our size and tenant relationships, from the following:

  •
  Simon Brand Ventures ("Simon Brand") mall marketing initiatives, including the sale of gift cards. We completed the roll-out of our Simon Gift Card program to substantially all our regional malls during 2003.
  •
  Consumer focused strategic corporate alliances that Simon Brand enters into with third parties.
  •
  Simon Business Network ("Simon Business") property operating services to our tenants and others resulting from its relationships with vendors.

  Results overview

            Our core business fundamentals remained stable during 2003. Regional mall comparable sales per square foot ("psf") strengthened in 2003, increasing 2.8% to $402 psf from $391 in 2002, as the overall economy begins to show signs of recovery and as a result of our dispositions of lower quality Properties. Our regional mall average base rents increased 5.1% to $32.26 psf from $30.70 psf. In addition, we maintained strong regional mall leasing spreads of $8.29 psf in 2003 increasing from $7.77 psf in 2002. The regional mall leasing spread for 2003 includes new store leases signed at an average of $41.28 psf initial base rents as compared to $32.99 psf for store leases terminating or expiring in the same period. Our same store leasing spread for 2003 was $7.29 or a 19.2% growth rate and is calculated by comparing leasing activity completed in 2003 with the prior tenants rents for those exact same spaces. Finally, our regional mall occupancy was down by 30 basis points to 92.4% as of December 31, 2003 from 92.7% as of December 31, 2002 primarily due to retailer bankruptcy-related closings during the last four months of the year.

            During 2003, we completed acquisitions or increases in ownership of core Properties through the following transactions:

  •
  On March 14, 2003, we purchased the remaining minority interest in The Forum Shops at Caesars ("Forum Shops") in Las Vegas, NV from the minority limited partner.
  •
  On August 20, 2003, we purchased a 100% leasehold stake in Stanford Shopping Center in Palo Alto, California from Stanford University. Stanford University holds, as lessor, a long-term ground lease underlying the asset.
  •
  In the fourth quarter 2003, through a series of transactions we increased our ownership interest in Kravco Investments L.P. ("Kravco"), a Philadelphia, PA based owner of regional malls to approximately 80% and to 50% in its affiliated management company. The portfolio consists of six regional malls, five of which are in the Philadelphia metropolitan area, and four community centers.

            In addition, during 2003, we realized the full year benefits of the acquisitions we made during 2002 consisting primarily of the Rodamco North America, N.V. acquisition (the "Rodamco acquisition"). These acquisitions increased consolidated total revenues in 2003 by $74.3 million and consolidated operating income by $22.1 million compared to the year ended December 31, 2002.

            On October 8, 2003, we and Westfield America, Inc. ("Westfield"), the U.S. subsidiary of Westfield America Trust, withdrew our tender offer for the outstanding common shares of Taubman Centers, Inc. The withdrawal of the tender offer followed the enactment of a law, which amended the Michigan Control Share Acquisitions Act and which allowed the Taubman family group to effectively block our ability to conclude the tender offer. As a result we expensed deferred acquisition costs of $10.6 million, net, related to this acquisition during 2003.

            We invested approximately $292 million in development and redevelopment/expansion opportunities in 2003. Our openings in 2003 were highlighted by the opening of Las Vegas Premium Outlets in Las Vegas, NV consisting of 435,000 square feet of GLA and the expansion of the Galleria in Houston, TX consisting of 696,000 square feet of GLA. We expect to invest in excess of $450 million in 2004 on development and redevelopment/expansion opportunities, highlighted by the opening of the phase three expansion of Forum Shops.

            We lowered our overall borrowing rates by 27 basis points during the year as a result of our financing activities related to indebtedness. Our financing activities were highlighted by three significant transactions:

  •
  We issued $500.0 million of unsecured notes on March 18, 2003 at a weighted average fixed interest rate of 5.11% and weighted average term of 8.2 years. We used the net proceeds of $498.7 million primarily to reduce borrowings on our Credit Facility.
  •
  We negotiated a $550.0 million leasehold financing for Forum Shops at a fixed-rate at 4.78% for a term of 7 years. This financing replaces a $175.0 million mortgage that was effectively fixed at 6.67% including interest rate protection agreements. In addition, this financing generated excess proceeds of approximately $371.0 million that we used to unencumber one asset and for general corporate purposes.
  •
  The holders of all but 18,340 shares of our 4.3 million shares of 6.5% Series B Convertible Preferred Stock called for redemption on December 15, 2003, exercised their right to convert their preferred stock into our common stock prior to redemption. We issued approximately 11.1 million shares of common stock to those holders who exercised their conversion rights.

            Finally, we increased our presence in Europe and expanded our relationships with Europe's leading retailers through our partnership with The Rinascente Group, an Italian retailer company. We jointly formed the joint venture Gallerie Commerciali Italia S.p.A ("GCI"), which owns a geographically diverse portfolio in Italy of 38 shopping centers as of December 31, 2003 and all but one of which are anchored by hypermarkets. The Rinascente Group contributed these 38 existing shopping centers as well as development opportunities to GCI and then sold 49% of GCI to us. The initial gross value of GCI was approximately €860 million and our initial equity investment was approximately €187 million, or $232 million.

            Based upon current business and market conditions, we expect to maintain similar operating trends in 2004.

  Portfolio Data

            The Portfolio data discussed in this overview includes the following key operating statistics: occupancy; average base rent per square foot; and comparable sales per square foot. We include acquired Properties in this data beginning in the year of acquisition and we do not include any Properties located outside of North America. The following table sets forth these key operating statistics for:

•
Properties that we control and which are consolidated in our consolidated financial statements,

•
Properties which we do not control that we account for under the equity method as unconsolidated joint ventures, and

•
the foregoing two categories of Properties on a total Portfolio basis.

            We believe the total Portfolio data provides you with information helpful in evaluating not only the quality and growth potential of the Portfolio, but also the effectiveness of our management.

	2003	% Change	2002	% Change	2001	% Change
Regional Malls
Occupancy
Consolidated	92.2%		92.3%		91.2%
Unconsolidated	92.7%		93.5%		93.3%
Total Portfolio	92.4%		92.7%		91.9%
Average Base Rent per Square Foot
Consolidated	$31.28	5.5%	$29.66	4.5%	$28.39	4.2%
Unconsolidated	$33.73	3.8%	$32.50	5.3%	$30.87	1.8%
Total Portfolio	$32.26	5.1%	$30.70	4.8%	$29.28	3.4%
Comparable Sales Per Square Foot
Consolidated	$388	3.8%	$374	1.6%	$368	(0.7%)
Unconsolidated	$427	0.5%	$425	2.4%	$415	0.3%
Total Portfolio	$402	2.9%	$391	2.0%	$383	(0.2%)
Community Shopping Centers
Occupancy
Consolidated	87.1%		84.9%		89.8%
Unconsolidated	96.3%		91.2%		90.4%
Total Portfolio	90.2%		86.9%		89.3%
Average Base Rent per Square Foot
Consolidated	$11.01	7.5%	$10.24	4.6%	$9.79	6.6%
Unconsolidated	$9.77	(0.9%)	$9.86	(0.6%)	$9.92	1.6%
Total Portfolio	$10.59	4.6%	$10.12	2.5%	$9.87	5.4%
Comparable Sales Per Square Foot
Consolidated	$210	6.6%	$197	2.0%	$193	6.8%
Unconsolidated	$206	1.6%	$203	(6.6%)	$217	6.0%
Total Portfolio	$209	4.8%	$199	(1.1%)	$201	6.7%

            Occupancy Levels and Average Base Rents.    Occupancy and average base rent is based on mall and freestanding GLA owned by us ("Owned GLA") at mall and freestanding stores in the regional malls and all tenants at community shopping centers. We believe the continued stability in regional mall occupancy is primarily the result of the overall quality of our Portfolio. The result of the stability in occupancy is a direct or indirect increase in nearly every category of revenue. Our portfolio has maintained stable occupancy and increased average base rents, in the current economic climate.

            Comparable Sales per Square Foot.    Sales volume includes total reported retail sales at Owned GLA in the regional malls and all reporting tenants at community shopping centers. Retail sales at Owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

Significant Accounting Policies

            Our significant accounting policies are described in detail in Note 3 of the Notes to Financial Statements. The following briefly describes those accounting policies we believe are most critical to understanding our business:

  •
  We review investment properties for impairment on a Property-by-Property basis whenever events or changes in circumstances indicate that the carrying value of investment properties held for use may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the Property. We recognize an impairment of investment property when we estimate that the undiscounted operating income before depreciation and amortization is less than the carrying value of the Property. To the extent an impairment has occurred, we charge to income the excess of the carrying value of the Property over its estimated fair value. We may decide to sell Properties that are held for use and the sales prices of these Properties may differ from their carrying values. Changes in our estimates of the future undiscounted operating income before depreciation and amortization as well as the holding period for each Property could affect our conclusion on whether an impairment charge to income is necessary.

  •
  In order to maintain our status as a REIT, we are required to distribute 90% of our taxable income in any given year and meet certain asset and income tests in addition to other requirements. We monitor our business and transactions that may potentially impact our REIT status. If we fail to maintain our REIT status, then we would be required to pay federal income taxes at regular corporate income tax rates for a period of four years before we could reapply for REIT status. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded during those periods.
  •
  We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component. The most significant components of our allocations are typically related to the market value of in-place leases and the allocation of fair value to the buildings, as if vacant, and land. In the case of the market value of in-place leases, we make our best estimate of the tenants' ability to pay rents based upon the tenants' operating performance of the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases. In the case of the fair value of the buildings and the allocation of value to land, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired.

Results of Operations

            The following acquisitions, dispositions, and openings affected our consolidated results from continuing operations in the comparative periods:

  •
  On August 20, 2003, we acquired a 100% interest in Stanford Shopping Center.
  •
  In the fourth quarter, we increased our ownership in Kravco that resulted in the consolidation of four Properties.
  •
  On July 19, 2002, we acquired the remaining ownership interest in Copley Place that resulted in our consolidation of this Property. Our initial joint venture interest in this Property was acquired as part of the Rodamco acquisition.
  •
  On May 3, 2002, we completed the Rodamco acquisition that added five new consolidated Properties.
  •
  During 2002, we sold seven of the nine assets that were held for sale as of December 31, 2001. We also sold two other non-core Properties in the fourth quarter of 2002.

            The following acquisitions, dispositions, and openings affected our income from unconsolidated entities in the comparative periods:

  •
  The Kravco transactions increased our ownership percentages in the joint venture properties involved offset by the four Kravco Properties consolidated as noted above.
  •
  On August 4, 2003, we and our joint venture partner completed construction and opened Las Vegas Premium Outlets.
  •
  On May 31, 2002, we sold our interests in our five value oriented super-regional malls to Mills Corporation.
  •
  On May 3, 2002, we completed the Rodamco acquisition that added six new joint venture Properties during the period, including our initial interest in Copley Place.
  •
  On April 1, 2002, we sold our interest in Orlando Premium Outlets.

            For the purposes of the following comparison between the years ended December 31, 2003 and December 31, 2002, the above transactions are referred to as the Property Transactions. In the following discussions of our results of operations, "comparable" refers to Properties open and operating throughout both the current and prior year.

            Our discontinued operations resulted from the sale of the following Properties as of December 31, 2003 (date of sale):

  •
  Richmond Square, Mounds Mall, Mounds Mall Cinema and Memorial Mall on January 9, 2003
  •
  Forest Village Park Mall on April 29, 2003
  •
  North Riverside Park Plaza on May 8, 2003
  •
  Memorial Plaza on May 21, 2003
  •
  Fox River Plaza on May 22, 2003
  •
  Eastern Hills Mall on July 1, 2003
  •
  New Orleans Center on October 1, 2003
  •
  Mainland Crossing on October 28, 2003
  •
  SouthPark Mall on November 3, 2003
  •
  Bergen Mall on December 12, 2003

            In addition to the Property Transactions, on March 14, 2003, we purchased the remaining ownership interest in Forum Shops which impacted our minority interest expense, depreciation expense, and interest expense. On January 1, 2003, the Operating Partnership acquired all of the remaining equity interests of the Management Company that resulted in the consolidation of the Management Company at that point. The Management Company was previously accounted for using the equity method during 2002 and 2001.

  Year Ended December 31, 2003 vs. Year Ended December 31, 2002

            Minimum rents, excluding rents from our consolidated Simon Brand and Simon Business initiatives, increased $75.6 million during the period. The net effect of the Property Transactions increased minimum rents $45.1 million and the purchase accounting estimation of the fair market value of in-place leases as part of our acquisitions, increased rents by $6.2 million. Comparable rents increased $24.3 million. This was primarily due to the leasing of space at higher rents that resulted in an increase in base rents of $23.9 million. In addition, increased rents from carts, kiosks, and renting unoccupied in-line space increased comparable rents from temporary tenant income by $4.4 million. These increases were offset by a $4.1 million decrease in straight-line rent revenue.

            The Management Company recorded fee revenues of $58.5 million and insurance premium revenues of $19.8 million.

            Total other income, excluding consolidated Simon Brand and Simon Business initiatives, decreased $16.2 million. The impact of the consolidation of the Management Company included the addition of $7.0 million of investment income primarily from the insurance subsidiaries and the elimination of consolidated intercompany interest and dividend income that totaled $13.6 million in 2002 received from the Management Company previously recorded in other income in 2002. In addition, outlot land sales decreased by $2.0 million due to higher than normal activity in 2002 and lease settlement income decreased $2.2 million. In addition, other income in 2002 included the impact of our hedges of the Rodamco acquisition in 2002, of which $7.8 million was included in other income and $0.7 million of expense is included in other expenses.

            Consolidated revenues from Simon Brand and Simon Business initiatives increased $19.3 million to $100.2 million from $80.9 million. This included a net $6.9 million increase from the Property Transactions primarily due to acquired parking services. The increase in revenues is primarily due to:

  •
  increased revenue from our gift card program,
  •
  increased rents and fees from service providers,
  •
  increased advertising rentals, and
  •
  increased event and sponsorship income.

            These increases were offset by revenues in 2002 that resulted from our settlement with Enron Corporation that totaled $8.6 million, net. The increased revenues from Simon Brand and Simon Business were offset by a $6.9 million increase in Simon Brand expenses that primarily resulted from increased gift card and other operating expenses included in property operating expenses.

            Tenant reimbursements increased $31.8 million of which the Property Transactions accounted for $17.3 million of the increase. The remaining portion of the increase was primarily due to increases in comparable recoverable expenditures. Depreciation and amortization expenses increased $30.7 million primarily due to the net effect of the Property Transactions, the consolidation of the Management Company, and the Forum Shops acquisition. The costs related to the withdrawn tender offer of $10.6 million relate to the write off of our deferred acquisition costs. Other expenses decreased $2.3 million due to the $4.0 million of expense related to a litigation settlement in 2002. This was offset by increased ground rent expense of $4.0 million primarily due to the acquisition of Stanford Shopping Center. The increase in home office and regional office costs and general and administrative expenses was due to the consolidation of the Management Company that added $52.9 million of total operating expenses in 2003.

            Interest expense increased $3.2 million. Our average borrowings increased as a result of the full year impact of the financing of the Rodamco acquisition, the unsecured note offering in March of 2003, and financing of acquisition activities in 2003. This increase was offset by an overall decrease in weighted average interest rates as a result of refinancing activity, an increase in capitalized imputed interest due to increased development, renovation and expansion activity, and slightly lower variable interest rate levels.

            In 2003, we recorded a $5.1 million net loss on the sale of assets, which primarily consisted of the $6.0 million loss we recorded in connection with the Mall of America litigation. In 2002, gains on sales of assets and other, net, were $162.0 million as we sold several Properties and partnership interests that resulted in net proceeds of

$432.7 million. We sold our interest in the specialty retail center, Orlando Premium Outlets, during 2002 to our partner in the joint venture. We sold our interests in five value oriented regional malls to our partner, the Mills Corporation, and sold two of the acquired Rodamco partnership interests and one existing partnership interest to Teachers Insurance and Annuity Association of America to fund a portion of the Rodamco acquisition. We sold one community center, two regional malls and two jointly held assets acquired in the Rodamco acquisition. In addition, as part of our disposition strategy we disposed of seven of the nine assets held for sale as of December 31, 2001. Finally, we made the decision to no longer pursue certain development projects and wrote-off the carrying amount of our predevelopment costs and land acquisition costs associated with these projects that totaled $17.1 million.

            During 2002, we also recognized $16.1 million in gains on the forgiveness of debt related to the disposition of two regional malls. Net cash proceeds from these dispositions were $3.6 million. In addition, we recognized $1.5 million of expenses related to the early extinguishment of debt that consisted of prepayment penalties and the write-off of unamortized mortgage costs. Our income tax expense of taxable REIT subsidiaries of $7.6 million is due to the consolidation of the Management Company.

            Income from unconsolidated entities increased $6.8 million in 2003 as compared to 2002. during the comparative periods. In 2002, income from unconsolidated entities included income from Management Company operations, excluding MerchantWired LLC, of approximately $14.1 million. This included our share of the gain of $8.4 million, net of tax, associated with the sale of land partnership interests previously discussed. In 2003, income from unconsolidated entities owned by the Management Company in 2003 totaled $3.7 million. In addition, income from unconsolidated partnerships and joint ventures, excluding the Management Company, increased $17.2 million resulting from:

  •
  the full year impact of the Rodamco acquisition,
  •
  increased ownership interests in Kravco joint ventures,
  •
  the opening of Las Vegas Premium Outlets, and
  •
  our $8.3 million share increase from outlot land sales.

            These increases were offset by the loss of income due to the sale of our interests in the Mills Properties and Orlando Premium Outlets, and due to our cessation of recording any contribution to net income from Mall of America (see Note 11).

            Losses from MerchantWired LLC in 2002 included our indirect share of operating losses of $10.2 million, after a tax benefit of $6.2 million. These operating losses included our share of an impairment charge of $4.2 million, after tax, on certain technology assets. The Management Company recorded a net write-off of $22.5 million, after a tax benefit of $9.4 million, of its investment in MerchantWired LLC in September 2002. The total technology write-off related to MerchantWired LLC was $38.8 million before tax.

            Net income from the results of operations of the Management Company, excluding the losses of MerchantWired LLC, was flat during the period. Increased management fees as a result of the Rodamco acquisition and increased income from insurance subsidiaries were offset by the partnership interests sold in 2002 resulting in our share of a gain of $8.4 million, net of tax.

            We continued our disposition activities in 2003 with the sale of 13 non-core Properties consisting of seven regional malls, five community centers, and one mixed-use Property. These non-core Properties were sold for a total of $275.1 million that resulted in a net gain of $22.4 million. As a result of these transactions, we reclassified the results of operations from these consolidated Properties to discontinued operations. These dispositions will not have a material effect on our results of operations or liquidity.

            Finally, preferred dividend expense decreased $9.1 million due to the conversion of shares of 6.5% Series B Preferred Stock into common stock.

  Year Ended December 31, 2002 vs. Year Ended December 31, 2001

            The following acquisitions, dispositions, and openings affected our consolidated results of operations for the periods ended December 31, 2002 versus December 31, 2001:

  •
  On May 3, 2002, we completed the Rodamco acquisition that added five newly consolidated Properties.

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

            For the purposes of the following comparison between the years ended December 31, 2002 and December 31, 2001, the above transactions are referred to as the Property Transactions. In the following discussions of our results of operations, "comparable" refers to Properties open and operating throughout both the current and prior year.

            Our discontinued operations resulted from the sale of the following Properties as of December 31, 2003 (date of sale):

  •
  Richmond Square, Mounds Mall, Mounds Mall Cinema and Memorial Mall on

  January 9, 2003

  •
  Forest Village Park Mall on April 29, 2003
  •
  North Riverside Park Plaza on May 8, 2003
  •
  Memorial Plaza on May 21, 2003
  •
  Fox River Plaza on May 22, 2003
  •
  Eastern Hills Mall on July 1, 2003
  •
  New Orleans Center on October 1, 2003
  •
  Mainland Crossing on October 28, 2003
  •
  SouthPark Mall on November 3, 2003
  •
  Bergen Mall on December 12, 2003

            Total minimum rents, excluding rents from our consolidated Simon Brand and Simon Business initiatives, increased $24.9 million. The net effect of the Property Transactions increased these rents $4.1 million. Comparable rents increased $20.8 million during the period including a $21.1 million increase in base rents due to increased occupancy and leasing space at higher rents. In addition, increased rents from carts, kiosks, and renting unoccupied in-line space increased comparable rents from temporary tenant income by $6.7 million. The change in comparable rents was net of a decrease in straight-line rent income of $6.0 million.

            Total other income, excluding consolidated Simon Brand and Simon Business initiatives, increased $9.0 million. This included the net $3.2 million decrease in other income from the Property Transactions and a $19.9 million increase in outlot land parcel sales at comparable Properties. In addition, the increase included the impact of our hedges of the Rodamco acquisition, which positively impacted operating income by $7.1 million in 2002 as compared to 2001 ($7.8 million is included in other income and $0.7 million of expense is included in other expenses). These increases were offset by $5.7 million in fee income recorded in 2001 associated with services provided to the Management Company in connection with the right to designate persons or entities to whom the Montgomery Ward LLC real estate assets were to be sold (the "Kimsward transaction"). Also offsetting these increases was a $2.7 million decrease in lease settlements and a $3.8 million decrease in interest income due to the lower interest rate environment.

            Consolidated revenues from Simon Brand and Simon Business initiatives increased $6.1 million to $80.9 million from $74.8 million. The increase included the $8.6 million of revenue, net, resulting from the settlement with Enron Corporation that was partially offset by a $5.6 million contract cash termination payment recognized in 2001. The contract cash termination payment was received to terminate a provision within the overall Enron contract that eliminated our right to invest in and participate in savings from the contractor's installation of energy efficient capital equipment.

            The increase in our recovery revenues of $36.5 million resulted from the Property Transactions and increased recoverable expenditures including increased insurance costs and utility expenditures. The increased insurance costs were due to increased premiums for terrorism and general liability insurance. Utility expenses increased primarily due to the loss of our energy contract with Enron. These expense increases were partially offset by decreased repairs and maintenance and advertising and promotional expenditures.

            Depreciation and amortization expense increased $13.8 million primarily from the increase in depreciation expense from the Property Transactions. In 2001, we recorded an impairment charge of $47.0 million to adjust the nine assets held for sale to their estimated fair value. Other expenses decreased $3.7 million, including a $5.5 million net decrease from the Property Transactions. These expenses include $4.0 million of expense in 2002 related to litigation settlements and $2.7 million from the write-off of our last remaining technology investment. In 2001, we wrote down an investment by $3.0 million and we wrote off $2.7 million of miscellaneous technology investments.

            Interest expense during 2002 decreased $8.4 million compared to the same period in 2001. This decrease resulted from lower variable interest rate levels offset by $29.0 million of interest expense on borrowings used to fund the Rodamco acquisition, the purchase of the remaining ownership interest in Copley Place and the assumption of consolidated property level debt resulting from these acquisitions.

            Income from unconsolidated entities increased $10.3 million in 2002, resulting from an $11.5 million increase in income from unconsolidated partnerships and joint ventures, and a $1.2 million decrease in income from the Management Company before losses from MerchantWired LLC. The increase in joint venture income resulted from the Rodamco acquisition, lower variable interest rate levels, and our acquisition of Fashion Valley Mall in October 2001. These increases were offset by the loss of income due to the sale of our interests in the Mills Properties and Orlando Premium Outlets.

            The decrease in income from the Management Company before losses from MerchantWired LLC included our $8.4 million share of the gain, net of tax, associated with the sale of land partnership interests to the Mills Corporation in 2002. This was offset by our $12.0 million share of income, before tax, recorded in 2001 from the Kimsward transaction, net of fees charged by the Operating Partnership. In addition, in 2001, we recorded our net $13.9 million share from the write-off of technology investments, primarily clixnmortar. The Management Company also had increased income tax expense, increased dividend expenses due to the issuance of two new series of preferred stock to us, and decreased income from land sale gains totaling $11.1 million. Finally, the Management Company's core fee businesses were flat in 2002 versus 2001.

            Losses from MerchantWired LLC increased $14.6 million, net. This included our share of a $4.2 million net impairment charge in 2002 on certain technology assets and the $22.5 million net write-off of our investment in MerchantWired, LLC recorded in 2002. The write-off and the impairment charge have been added back as part of our funds from operations reconciliation. The total technology write-off related to MerchantWired LLC was $38.8 million before tax. Offsetting these charges were reduced operating losses from MerchantWired LLC due to its ceasing operations in 2002.

            As previously discussed, we sold several Properties and partnership interests in 2002 that resulted in a net gain of $162.0 million and net proceeds of $432.7 million. In 2001, we recognized a net gain of $2.6 million on the sale of one regional mall, one community center, and one office building from net proceeds of approximately $19.6 million.

            During 2002, we recognized $16.1 million in gains on the forgiveness of debt related to the disposition of two regional malls. Net cash proceeds from these disposals were $3.6 million. In addition, we incurred $1.5 million of expense during 2002 from the early extinguishment of debt that consisted of prepayment penalties and the write-off of unamortized mortgage costs.

            In 2001, we recorded a $1.7 million expense as a cumulative effect of an accounting change, which includes our $1.5 million share from unconsolidated entities, due to the adoption of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended.

Liquidity and Capital Resources

            Our balance of cash and cash equivalents increased $138.5 million during 2003 to $535.6 million as of December 31, 2003, including a balance of $175.0 million related to our gift card program, which we do not consider available for general working capital purposes.

            On December 31, 2003, the Credit Facility had available borrowing capacity of $898.0 million net of outstanding borrowings of $327.9 million, including borrowings of €48.5 million, and letters of credit of $24.1 million. The Credit Facility bears interest at LIBOR plus 65 basis points with an additional 15 basis point facility fee on the entire

$1.25 billion facility and provides for variable grid pricing based upon our corporate credit rating. The Credit Facility has an initial maturity of April 2005, with an additional one-year extension available at our option. During 2003, the maximum amount outstanding under the Credit Facility was $667.1 million and the weighted average amount outstanding was $396.3 million. The weighted average interest rate was 1.86% for the year ended December 31, 2003.

            On June 27, 2003, we retired our existing €90 million EURO-denominated unsecured credit agreement (the "EURO Facility"), which had an initial maturity date of July 31, 2003, with available working capital of $28.2 million and €34.7 million borrowed from a new EURO sub-tranche of our Credit Facility. We restructured our Credit Facility to establish a $100 million EURO sub-tranche which provides availability for Euros at EURIBOR plus 65 basis points and dollars at LIBOR plus 65 basis points, at our option, and has the same maturity date as the overall Credit Facility. The amount available under the $100 million EURO sub-tranche will vary with changes in the exchange rate, however, we may also borrow the amount available under this EURO sub-tranche in dollars, if necessary.

            We and the Operating Partnership also have access to public equity and long term unsecured debt markets and we have access to private equity from institutional investors at the Property level. Our current senior unsecured debt ratings are Baa2 by Moody's Investors Service and BBB by Standard & Poor's and our current corporate rating is BBB+ by Standard & Poor's.

  Cash Flows

            Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $1.1 billion. This cash flow includes $37.8 million of excess proceeds from refinancing activities primarily from two unconsolidated joint ventures. In addition, we consolidated $48.9 million of cash from the acquisition of the remaining ownership interests in the Management Company. We also received $278.1 million primarily from the sale of thirteen non-core Properties. Finally, we had net proceeds from all of our debt financing and repayment activities of $609.5 million, as discussed below in "Financing and Debt". In addition, we used part of these proceeds to fund $814.6 million in cash needs for our acquisitions which are detailed under the "Acquisitions" section of this discussion. We met our maturing debt obligations in 2003 primarily through refinancings and borrowings on our Credit Facility. We also:

  •
  paid shareholder dividends and unitholder distributions totaling $600.4 million,
  •
  paid preferred stock dividends and preferred unit distributions totaling $66.7 million,
  •
  funded consolidated capital expenditures of $353.9 million. These capital expenditures include development costs of $104.9 million, renovation and expansion costs of $186.5 million and tenant costs and other operational capital expenditures of $62.5 million, and
  •
  funded investments in unconsolidated entities of $81.5 million of which $70.5 million was used to fund new developments, redevelopments, and other capital expenditures.

            In general, we anticipate that cash generated from operations will be sufficient, to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to shareholders necessary to maintain our REIT qualification for 2004 and on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

  •
  excess cash generated from operating performance and working capital reserves,
  •
  borrowings on our Credit Facility,
  •
  additional secured or unsecured debt financing, or
  •
  additional equity raised in the public or private markets.

  Financing and Debt

  Unsecured Financing

            As previously discussed, on March 18, 2003 we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $500.0 million at a weighted average fixed interest rate of 5.11%. Subsequently, we exchanged notes that had been registered under the Securities Act of 1933 for the Rule 144A notes. The exchange notes and the Rule 144A notes have the same economic terms and conditions. The first tranche is $300.0 million at a fixed interest rate of 4.875% due March 18, 2010 and the second tranche is $200.0 million at a fixed interest rate of 5.45% due March 15, 2013.

            On June 15, 2003, we paid off $375.0 million of 6.625% senior unsecured notes that matured on that date with borrowings from our Credit Facility. The variable rate swap agreements designated as hedges against these unsecured notes also matured on the same date.

            On November 15, 2003, we exchanged with the holders of our $100.0 million of 6.75% Putable Asset Trust Securities (PATS), which had a call option settlement feature on that date, for $113.1 million Floating Rate Mandatory Extension Notes (MAXES) due November 15, 2014. The MAXES bear interest during the first year at LIBOR plus 80 basis points. On January 20, 2004, the holders of the MAXES exchanged the MAXES for an equal principal amount of notes as part of the unsecured notes offering discussed below. The exchange of the PATS for the MAXES did not result in a significant modification of the terms in the debt arrangement.

            On December 17, 2003, we obtained a €200 million capacity EURO-denominated one-year unsecured term loan with two one-year extensions available at our option. The loan bears interest at EURIBOR plus 60 basis points. The initial borrowing of €163 million was used to fund a portion of the acquisition of GCI.

            On January 20, 2004, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $500.0 million at a weighted average fixed interest rate of 4.21%. The first tranche is $300.0 million at a fixed interest rate of 3.75% due January 30, 2009 and the second tranche is $200.0 million at a fixed interest rate of 4.90% due January 30, 2014. We received cash and we exchanged, with the holder, the MAXES discussed above for a portion of the second tranche of the notes. We agreed to file a registration statement under the Securities Act of 1933 relating to an offer to exchange the notes of each series for registered notes with substantially identical economic terms. If we do not complete the exchange offer within 180 days after the issuance of the notes, the interest rates on the notes will be increased by 0.50% per year. We expect to complete the registration within the allotted time frame. The exchange of the MAXES for the notes instruments did not result in a significant modification of the terms in the debt arrangement.

            Concurrently with the pricing of the notes, we entered into a five year variable rate $300.0 million notional amount swap agreement to effectively convert the $300.0 million tranche to floating rate debt at an effective rate of six-month LIBOR. We completed this swap agreement as our percentage of variable rate indebtedness was lower than our desired range.

  Secured Financing

            On April 1, 2003, using available cash flow, we paid off a $34.0 million variable rate mortgage, at LIBOR plus 150 basis points, that encumbered one consolidated Property. In addition, we refinanced another consolidated mortgaged Property with a $100.0 million 4.60% fixed rate mortgage maturing on July 1, 2013. The refinanced mortgage had a balance of $85.5 million at a weighted average fixed rate of 7.16% and was to mature on December 31, 2003.

            On August 20, 2003, we secured a $220.0 million, 3.60% fixed rate, interest only, five year mortgage to fund a portion of the acquisition of our leasehold interest in Stanford Shopping Center. Including the effects of a hedging transaction concurrently entered into, the initial blended interest rate is 2.81%.

            On November 14, 2003, we secured a $550.0 million leasehold financing for Forum Shops at a fixed-rate of 4.78% due December 1, 2010. This replaced a $175.0 million mortgage that had an initial maturity of May 2004 and was effectively fixed at an average interest rate of 6.67%, including interest rate protection agreements. The financing generated excess proceeds of $370.8 million that we used to unencumber one asset, to reduce borrowings on our Credit Facility and for general corporate purposes.

  Summary of Financing

            Overall, our fixed rate or effectively fixed rate indebtedness that matured or was refinanced in 2003 totaled $863.7 million and had a weighted average interest rate 6.79% and a weighted average initial term of 6.4 years. Our fixed rate or effectively fixed rate indebtedness that we issued in 2003, including the $200.0 million fixed rate portion of the unsecured notes issued on January 20, 2004, totaled $1.5 billion and had a weighted average interest rate of 4.78% and a weighted average initial term of 7.8 years.

            Our consolidated debt adjusted to reflect outstanding derivative instruments consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of Deceember 31, 2003	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2002	Effective Weighted Average Interest Rate
Fixed Rate	$8,499,750	6.71%	$7,941,122	6.81%
Variable Rate	1,766,638	2.61%	1,604,959	3.58%

	$10,266,388	6.00%	$9,546,081	6.27%

            As of December 31, 2003, we had interest rate cap protection agreements on $296.0 million of consolidated variable rate debt. We had interest rate protection agreements effectively converting variable rate debt to fixed rate debt on $48.1 million of consolidated variable rate debt. In addition, we hold a $85.0 million of notional amount fixed rate swap agreement that has a pay rate of 5.89% and a weighted average receive rate of 1.18% at December 31, 2003. We also hold $370.0 million of notional amount variable rate swap agreements that have a weighted average pay rate of 1.20% and a weighted average receive rate of 3.52% at December 31, 2003. As of December 31, 2003, the net effect of these agreements effectively converted $237.0 million of fixed rate debt to variable rate debt. As of December 31, 2002, the net effect of these agreements effectively converted $112.7 million of fixed rate debt to variable rate debt.

            Contractual Obligations and Off-balance Sheet arrangements:    The following table summarizes the material aspects of our future obligations as of December 31, 2003 (dollars in thousands):

	2004	2005 - 2006	2007 - 2009	After 2009	Total
Long Term Debt
Consolidated (1)	$1,480,850	$2,321,085	$3,058,613	$3,394,517	$10,255,065

Pro rata share of Long Term Debt:
Consolidated (2)	$1,459,433	$2,306,513	$3,014,232	$3,351,893	$10,132,071
Joint Ventures (2)	197,615	1,055,214	596,817	887,865	2,737,511

Total Pro Rata Share of Long Term Debt	1,657,048	3,361,727	3,611,049	4,239,758	12,869,582
Consolidated Capital expenditure commitments (3)	388,442	153,985	1,398	—	543,825
Joint Venture Capital expenditure commitments (3)	63,737	1,822	—	—	65,559
Consolidated Ground Lease commitments	11,180	27,127	41,763	594,886	674,956

Total	$2,120,407	$3,544,661	$3,654,210	$4,834,644	$14,153,922

(1)
Represents principal maturities only and therefore, excludes net premiums and discounts and fair value swaps of $11,323.

(2)
Represents our pro rata share of principal maturities and excludes net premiums and discounts.

(3)
Represents our pro rata share of capital expenditure commitments

            Capital expenditure commitments presented in the table above represent new developments, redevelopments or renovation/expansions that we have committed to the completion of construction. The timing of these expenditures may vary due to delays in construction or acceleration the opening date of a particular project. In addition, the amount includes our share of joint venture developments.

            We expect to meet our 2004 debt maturities through refinancings, the issuance of new debt securities or borrowings on the Credit Facility. We expect to have the ability and financial resources to meet all future long term obligations. Specific financing decisions will be made based upon market rates, property values, and our desired capital structure at the maturity date of each transaction. We incurred interest expense during 2003 of $602.5 million net of capitalized interest of $10.7 million.

            Our off-balance sheet arrangements consist primarily of our investments in real estate joint ventures which are common in the real estate industry and are described in Note 7 of the notes to the accompanying financial statements. Joint venture debt is the liability of the joint venture, is typically secured by the joint venture Property, and is non-recourse to us. As of December 31, 2003, we have guaranteed or have provided letters of credit to support $93.8 million of our total $2.7 billion share of joint venture mortgage and other indebtedness presented in the table above.

  Convertible Preferred Stock

            On November 13, 2003, we gave notice of redemption of the remaining 4,316,329 shares of our 6.5% Series B Convertible Preferred Stock on December 15, 2003 at a redemption price of 105% of the liquidated value plus accrued and unpaid distributions to the redemption date or $106.34 per share. As previously discussed, the holders of all but 18,340 shares of the preferred stock exercised their right to convert each share of preferred stock into our common stock prior to the redemption. We issued 11,114,672 million shares of common stock to the holders who exercised their conversion rights. We issued a new series of preferred stock, the proceeds from which were used to pay the redemption price of the remaining shares of our 6.5% Series B Convertible Preferred Stock.

            In addition, earlier in 2003 prior to the redemption, the holders of 513,728 shares of the preferred stock converted their preferred stock and we issued 1,328,523 shares of common stock to them.

  Acquisitions and Dispositions

            Acquisitions.    We acquired our additional interests in Kravco from certain private investors, The Rouse Company ("Rouse") and Westfield America Trust ("Westfield"). We obtained our initial interest jointly with Rouse and Westfield in connection with the Rodamco acquisition in 2002. The total consideration paid in 2003 for these transactions was approximately $293.4 million and consisted of:

  •
  cash of $82.0 million,
  •
  issuance of $107.4 million of perpetual preferred units by the Operating Partnership, and
  •
  the assumption of our share of mortgage debt and other payables of $104.0 million.

            We purchased our interest in Forum Shops for $174.0 million in cash and assumed the minority limited partner's $74.2 million share of debt, and other partnership liabilities. In addition, we purchased our 100% stake in Stanford Shopping Center for $333.0 million funded initially with borrowings from our Credit Facility and the proceeds from a $220.0 million leasehold mortgage previously discussed.

            Buy/sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in regional mall properties. Our partners in our joint ventures may initiate these provisions at any time and if we determine it is in our shareholders' best interests for us to purchase the joint venture interest, we believe we have adequate liquidity to execute the purchases of the interests without hindering our cash flows or liquidity. Should we decide to sell any of our joint venture interests, we would expect to use the net proceeds from any such sale to reduce outstanding indebtedness.

            Dispositions.    As part of our strategic plan to own quality retail real estate we continue to pursue the sale of Properties, under the right circumstances, that no longer meet our strategic criteria. In 2003, we disposed of thirteen non-core Properties that no longer met our strategic criteria. These consisted of seven regional malls, five community centers, and one mixed-use property. We do not believe the sale of these Properties will have a material impact on our future results of operations or cash flows and their removal from service and sale will not materially affect our ongoing operations. We believe the disposition of these Properties will enhance the average overall quality of our Portfolio.

  Development Activity

            New Developments.    The following describes our current new development projects, the estimated total cost, our share of the estimated total cost and the construction in progress balance as of December 31, 2003 (dollars in millions):

Property	Location	Gross Leasable Area	Estimated Total Cost(b)	Our Share of Estimated Total Cost		Our Share of Construction in Progress(a)		Actual/Estimated Opening Date
Under construction
Chicago Premium Outlets	Chicago, IL	438,000	$67	$33		$29.6		2nd Quarter 2004
Clay Terrace	Carmel, IN	570,000	100	50		17.8		Fall 2004
St. Johns Town Center	Jacksonville, FL	1,500,000	126	107	(c)	34.8	(c)	1st Quarter 2005
Wolf Ranch	Georgetown, TX	670,000	62	62		29.5		3rd Quarter 2005
Firewheel Center	Garland, TX	785,000	96	96		16.2		Fall 2005

(a)
Amounts include the portion of the project placed in service as of December 31, 2003, if any.

(b)
Represents the project costs net of land sales, tenant reimbursements for construction, and other items (where applicable).

(c)
Due to our preference in the joint venture partnership, we are contributing 85% of the project costs.

            We expect to fund these capital projects with either available cash flow from operations, borrowings from our Credit Facility, or project specific construction loans. We expect total 2004 new development costs during the year to be approximately $200 million.

            Strategic Expansions and Renovations.    The following describes our significant renovation and/or expansion projects currently under construction, the estimated total cost, our share of the estimated total cost and our share of the construction in progress balance as of December 31, 2003 (dollars in millions):

Property	Location	Gross Leasable Area	Estimated Total Cost(b)	Our Share of Estimated Total Cost	Our Share of Construction in Progress(a)	Actual/Estimated Opening Date
Under Construction
Forum Shops at Caesars	Las Vegas, NV	175,000	$139	$139	$71.4	October 2004
Southpark Mall	Charlotte, NC	309,000	$125	$125	85.5	Spring 2004

(a)
Amounts include the portion of the project placed in service as of December 31, 2003, if any.

(b)
Represents the project costs net of land sales, tenant reimbursements for construction, and other items (where applicable).

            We have renovation and/or expansion projects currently under construction or in preconstruction development and expect to invest a total of approximately $250 million on redevelopment projects in 2004.

  Capital Expenditures on Consolidated Properties

            The following table summarizes total capital expenditures on consolidated Properties on a cash basis:

	2003	2002	2001
New Developments	$105	$11	$68
Renovations and Expansions	187	95	124
Tenant Allowances	54	60	57
Operational Capital Expenditures	8	48	33

Total	$354	$214	$282

            International.    As previously mentioned, we significantly increased our presence in Europe through our joint venture with the Rinascente Group, Gallerie Commerciali Italia. Our strategy is to invest capital internationally not only to acquire existing properties but also to use the net cash flow from the existing properties to fund other future developments. We believe reinvesting the cash flow derived in Euros in other Euro denominated development and redevelopment projects helps minimize our exposure to our initial investment and to the changes in the Euro on future investments that might otherwise significantly increase our cost and reduce our returns on these new projects and developments. In addition, to date we have funded the majority of our investments in Europe, with Euro-denominated borrowings that act as a natural hedge on our investments.

            Currently, our net income exposure to changes in the volatility of the Euro is not material. In addition, since cash flow from operations is currently being reinvested in other development projects, we do not expect to repatriate Euros for the next few years. Therefore, we also do not currently have a significant cash flow from operations exposure due to fluctuations in the value of the Euro.

            The agreements for the Operating Partnership's 35.2% interest in European Retail Enterprises, B.V. ("ERE") are structured to allow us to acquire an additional 26.1% ownership interest over time. The future commitments to purchase shares from three of the existing shareholders of ERE are based upon a multiple of adjusted results of operations in the year prior to the purchase of the shares. Therefore, the actual amount of these additional commitments may vary. The current estimated additional commitment is approximately $60 million to purchase shares of stock of ERE, assuming that the three existing shareholders exercise their rights under put options. We expect these purchases to be made from 2006-2008.

            The carrying amount of our total investments as of December 31, 2003 in European subsidiaries net of the related cumulative translation adjustment was $311.1 million, including subordinated debt in ERE, and both investments are accounted for using the equity method of accounting. Currently a total of 8 developments are under construction which will add approximately 5.6 million square feet of GLA for a total net cost of approximately €356 million, of which our share is approximately €150 million.

            Distributions

            On February 5, 2004, our Board of Directors approved an increase in the annual distribution rate to $2.60 per share. Dividends during 2003 aggregated $2.40 per share and dividends during 2002 aggregated $2.175 per share. We are required to pay a minimum level of dividends to maintain our status as a REIT. Our dividends and limited partner distributions typically exceed our net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Our future dividends and the distributions of the Operating Partnership will be determined by the Board of Directors based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

Non-GAAP Financial Measure — Funds from Operations

            Industry practice is to evaluate real estate properties in part based on funds from operations ("FFO"). We consider FFO to be a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States ("GAAP"). We believe that FFO is helpful to investors because it is a widely recognized measure of the performance of REITs and provides a relevant basis for comparison among REITs. We also use this measure internally to measure the operating performance of our Portfolio.

            As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is consolidated net income computed in accordance with GAAP:

  •
  excluding real estate related depreciation and amortization,
  •
  excluding gains and losses from extraordinary items and cumulative effects of accounting changes,
  •
  excluding gains and losses from the sales of real estate,
  •
  plus the allocable portion of FFO of unconsolidated joint ventures based upon economic ownership interest, and
  •
  all determined on a consistent basis in accordance with GAAP.

            We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting change or resulting from the sale of depreciable real estate. However, you should understand that FFO:

  •
  does not represent cash flow from operations as defined by GAAP,
  •
  should not be considered as an alternative to net income determined in accordance with GAAP as a measure of operating performance, and
  •
  is not an alternative to cash flows as a measure of liquidity.

            The following schedule sets forth total FFO before allocation to the limited partners of the Operating Partnership and FFO allocable to Simon Property. This schedule also reconciles net income, which we believe is the most directly comparable GAAP financial measure, to FFO for the periods presented.

	For the Year Ended December 31,
	2003	2002	2001
	(in thousands)
Funds From Operations	$1,041,105	$936,356	$786,635

Increase in FFO from prior period	11.2%	19.0%	0.6%

Reconciliation:
Net Income	$368,715	$422,588	$199,149
Plus:
Limited partners' interest in the Operating Partnership, Preferred distributions of the Operating Partnership, and preferred dividends of subsidiary	113,000	139,067	81,611
Cumulative effect of accounting change	—	—	1,700
Depreciation and amortization from consolidated properties and discontinued operations	499,737	478,379	452,428
Our share of depreciation and amortization and other items from unconsolidated affiliates	147,629	150,217	138,814
Gain on sales of real estate and discontinued operations	(17,248)	(162,011)	(2,610)
Less:
Management Company gain on sale of real estate, net	—	(8,400)	—
Minority interest portion of depreciation and amortization	(3,546)	(7,943)	(7,012)
Preferred distributions and dividends(Including those of subsidiaries)	(67,182)	(75,541)	(77,445)

Funds From Operations	$1,041,105	$936,356	$786,635

FFO allocable to Simon Property	$787,467	$691,004	$571,974

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

            We are also exposed to foreign currency risk on financings of foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

            Our future earnings, cash flows and fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily LIBOR. Based upon consolidated indebtedness and interest rates at December 31, 2003, a 0.50% increase in the market rates of interest would decrease future earnings and cash flows by approximately $8.8 million, and would decrease the fair value of debt by approximately $196.2 million. A 0.50% decrease in the market rates of interest would increase future earnings and cash flows by approximately $8.8 million, and would increase the fair value of debt by approximately $203.1 million.

Retail Climate and Tenant Bankruptcies

            Bankruptcy filings by retailers are normal in the course of our operations. We are continually releasing vacant spaces resulting from tenant terminations. Pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle may impact our ability to retenant property vacancies resulting from store closings or bankruptcies. We lost approximately 566,000 square feet of mall shop tenants in 2003. Our 2003 experience was less than historical levels and we expect to lose a greater amount of square feet to bankruptcies in 2004.

            The geographical diversity of our Portfolio mitigates some of the risk of an economic downturn. In addition, the diversity of our tenant mix also is important because no single retailer represents either more than 2.0% of total GLA or more than 4.6% of our annualized base minimum rent. Bankruptcies and store closings may, in some circumstances, create opportunities for us to release spaces at higher rents to tenants with enhanced sales performance. We have demonstrated an ability to successfully retenant anchor and in line store locations during soft economic cycles. While these factors reflect some of the inherent strengths of our portfolio in a difficult retail environment, we cannot assure you that we will successfully execute our releasing strategy.

Insurance

            We maintain commercial general liability, fire, flood, extended coverage and rental loss insurance on our Properties. Rosewood Indemnity, Ltd, a wholly-owned subsidiary of the Management Company, has agreed to indemnify our general liability carrier for a specific layer of losses. The carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through Rosewood Indemnity, Ltd. also provides a portion of our initial coverage for property insurance and certain windstorm risks at the Properties located in Florida.

            The events of September 11, 2001 affected our insurance programs. Although insurance rates remain high, since the President signed into Law the Terrorism Risk Insurance Act (TRIA) in November of 2002, the price of terrorism insurance has steadily decreased, while the available capacity has been substantially increased. As a result, we have purchased two separate terrorism insurance programs, one for an individual Property and a second covering all other Properties. Each program provides limits up to $600 million per occurrence and covers both Certified (Foreign) and Non-Certified (Domestic) acts of terrorism. The coverage is written on an "all risk" policy form that eliminates the policy aggregates associated with our previous terrorism policies. These policies are in place throughout the remainder of 2004.

Inflation

            Inflation has remained relatively low in recent years and has had minimal impact on the operating performance of the Properties. Nonetheless, substantially all of the tenants' leases contain provisions designed to lessen our exposure to the impact of inflation. These provisions include clauses enabling us to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. In addition, many of the leases are for terms of less than ten years, which may enable us to replace existing leases with new leases at higher base and/or percentage rentals if rents of the existing leases are below the then-existing market rate. Substantially all of the leases, other than those for anchors, require the tenants to pay a proportionate share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation.

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

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Simon Property Group, Inc.:

            We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of Simon Property Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Simon Property Group, Inc. and subsidiaries and SPG Realty Consultants, Inc. and subsidiaries (the "Companies") for the year ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated March 28, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the adoption of SFAS No. 133 as discussed in Note 3 to the financial statements.

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

            In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

            As discussed above, the accompanying financial statements for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 3, certain reclassification adjustments have been made in the 2001 statement of cash flows to conform to the 2003 and 2002 presentation. These reclassification adjustments have no impact on the net income previously reported. We audited the reclassification adjustments that were applied to the 2001 statement of cash flows. Our procedures included (a) obtaining analyses prepared by management of total distributions received from joint venture properties and total distributions paid to minority investors in consolidated properties, (b) comparing said amounts to the sections of the statement of cash flows, as previously reported, without exception, and (c) testing that the portion of the distributions received from joint venture properties, which represented a return on investment, and distributions paid to minority investors in consolidated properties were appropriately reclassified as cash generated by operating activities, consistent with their presentation in the 2003 and 2002 statements of cash flows. In our opinion, such reclassification adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the accompanying 2001 financial statements of the Company other than with respect to such reclassification adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

                      ERNST & YOUNG LLP

Indianapolis, Indiana
February 5, 2004

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

Indianapolis, Indiana
March 28, 2002.

THIS REPORT IS A COPY OF THE PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP (ANDERSEN)
AUDITOR'S REPORT. THIS REPORT HAS NOT BEEN REISSUED BY ANDERSEN.

Simon Property Group, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	December 31, 2003	December 31, 2002
ASSETS:
Investment properties, at cost	$14,971,823	$14,249,615
Less — accumulated depreciation	2,556,578	2,222,242

	12,415,245	12,027,373
Cash and cash equivalents	535,623	397,129
Tenant receivables and accrued revenue, net	305,200	311,361
Notes and advances receivable from Management Company and affiliates	—	75,105
Investment in unconsolidated entities, at equity	1,811,773	1,665,654
Deferred costs, other assets, and minority interest, net	616,880	427,880

Total assets	$15,684,721	$14,904,502

LIABILITIES:
Mortgages and other indebtedness	$10,266,388	$9,546,081
Accounts payable, accrued expenses, and deferred revenues	667,610	624,505
Cash distributions and losses in partnerships and joint ventures, at equity	14,412	13,898
Other liabilities, minority interest and accrued dividends	280,414	228,508

Total liabilities	11,228,824	10,412,992

COMMITMENTS AND CONTINGENCIES (Note 11)
LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIP	859,050	872,925
LIMITED PARTNERS' PREFERRED INTEREST IN THE OPERATING PARTNERSHIP	258,220	150,852
SHAREHOLDERS' EQUITY:
CAPITAL STOCK (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock (Note 10)):
All series of preferred stock, 100,000,000 shares authorized, 12,078,012 and 16,830,057 issued and outstanding, respectively. Liquidation values $376,950 and $858,006, respectively.	367,483	814,254
Common stock, $.0001 par value, 400,000,000 shares authorized, 200,876,552 and 184,438,095 issued and outstanding, respectively	20	18
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 3,200,000 issued and outstanding	1	1
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding	—	—
Capital in excess of par value	4,121,332	3,686,161
Accumulated deficit	(1,097,317)	(961,338)
Accumulated other comprehensive income	12,586	(8,109)
Unamortized restricted stock award	(12,960)	(10,736)
Common stock held in treasury at cost, 2,098,555 shares	(52,518)	(52,518)

Total shareholders' equity	3,338,627	3,467,733

	$15,684,721	$14,904,502

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Consolidated Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Twelve Months Ended December 31,
	2003	2002	2001
		(Note 2)	(Note 2)
REVENUE:
Minimum rent	$1,375,407	$1,297,047	$1,271,142
Overage rent	47,991	47,314	48,534
Tenant reimbursements	674,854	643,049	606,516
Management fees and other revenues (Note 3)	78,292	—	—
Other income	137,109	136,742	122,643

Total revenue	2,313,653	2,124,152	2,048,835

EXPENSES:
Property operating	327,819	307,411	285,955
Depreciation and amortization	498,136	467,395	453,557
Real estate taxes	219,274	210,181	198,190
Repairs and maintenance	84,623	74,098	77,940
Advertising and promotion	61,765	59,857	63,258
Provision for credit losses	14,253	9,014	8,415
Home and regional office costs (Note 3)	80,105	45,159	44,758
General and administrative (Note 3)	15,083	3,233	3,054
Costs related to withdrawn tender offer (Note 11)	10,581	—	—
Other	27,229	29,548	33,290
Impairment on investment properties	—	—	47,000

Total operating expenses	1,338,868	1,205,896	1,215,417

OPERATING INCOME	974,785	918,256	833,418
Interest expense	602,510	599,266	607,625

Income before minority interest	372,275	318,990	225,793
Minority interest	(7,277)	(10,498)	(10,593)
Gain (loss) on sales of assets and other, net (Note 4)	(5,146)	162,011	2,610
Gain from debt related transactions, net (Note 3)	—	14,576	273
Income tax expense of taxable REIT subsidiaries	(7,597)	—	—

Income before unconsolidated entities	352,255	485,079	218,083
Loss from MerchantWired, LLC, net (Note 7)	—	(32,742)	(18,104)
Income from other unconsolidated entities	99,645	92,811	82,481

Income from continuing operations	451,900	545,148	282,460
Results of operations from discontinued operations	7,421	16,507	—
Gain on disposal or sale of discontinued operations, net	22,394	—	—
Cumulative effect of accounting change	—	—	(1,700)

Income before allocation to limited partners	481,715	561,655	280,760
LESS:
Limited partners' interest in the Operating Partnership	100,956	127,727	55,526
Preferred distributions of the Operating Partnership	12,044	11,340	11,417
Preferred dividends of subsidiary	—	—	14,668

NET INCOME	368,715	422,588	199,149
Preferred dividends	(55,138)	(64,201)	(51,360)

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$313,577	$358,387	$147,789

BASIC EARNINGS PER COMMON SHARE:
Income from continuing operations	$1.53	$1.92	$0.87

Net income	$1.65	$1.99	$0.86

DILUTED EARNINGS PER COMMON SHARE:
Income from continuing operations	$1.53	$1.92	$0.86

Net income	$1.65	$1.99	$0.85

Net Income	$368,715	$422,588	$199,149
Cumulative effect of accounting change	—	—	(1,995)
Unrealized gain (loss) on interest rate hedge agreements	21,135	4,431	(12,041)
Net (income) loss on derivative instruments reclassified from accumulated other comprehensive income (loss) into interest expense	(4,442)	(982)	4,071
Currency translation adjustment	2,993	(1,665)	72
Other	1,009	—	—

Comprehensive Income	$389,410	$424,372	$189,256

             The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Twelve Months Ended December 31,
	2003	2002	2001
		(Note 2)	(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$368,715	$422,588	$199,149
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	518,560	491,306	464,892
Impairment on investment properties	—	—	47,000
Gain from debt related transactions, net	—	(14,307)	(273)
Cumulative effect of accounting change	—	—	1,700
(Gain) Loss on sales of assets and other, net	5,146	(162,011)	(2,610)
Gain on disposal or sale of discontinued operations, net	(22,394)	—	—
Limited partners' interest in the Operating Partnership	100,956	127,727	55,526
Preferred dividends of Subsidiary	—	—	14,668
Preferred distributions of the Operating Partnership	12,044	11,340	11,417
Straight-line rent	(3,630)	(6,785)	(11,014)
Minority interest	7,277	10,498	10,593
Minority interest distributions	(5,466)	(13,214)	(16,629)
Equity in income of unconsolidated entities	(99,645)	(60,069)	(64,377)
Distributions of income from unconsolidated entities	87,453	80,141	71,878
Changes in assets and liabilities —
Tenant receivables and accrued revenue	34,277	14,237	2,335
Deferred costs and other assets	(26,396)	(15,778)	(37,932)
Accounts payable, accrued expenses, deferred revenues and other liabilities	(24,930)	(2,683)	112,739

Net cash provided by operating activities	951,967	882,990	859,062

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(814,629)	(1,129,139)	(164,295)
Capital expenditures, net	(353,903)	(213,990)	(282,545)
Cash from acquisitions	2,267	8,516	8,004
Cash from consolidation of the Management Company	48,910	—	—
Net proceeds from sale of assets, partnership interests, and discontinued operations	278,066	436,350	19,550
Investments in unconsolidated entities	(81,480)	(90,113)	(147,933)
Distributions of capital from unconsolidated entities and other	159,106	191,314	217,082
Notes and advances to Management Company and affiliate	—	11,332	(1,173)

Net cash used in investing activities	(761,663)	(785,730)	(351,310)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common and preferred stock	99,725	341,445	8,085
Purchase of preferred stock and limited partner units	(93,954)	—	—
Minority interest contributions	—	779	2,647
Preferred dividends of Subsidiary	—	—	(14,668)
Preferred distributions of the Operating Partnership	(12,044)	(11,340)	(11,417)
Preferred dividends and distributions to shareholders	(507,569)	(457,085)	(428,968)
Distributions to limited partners	(147,492)	(138,789)	(134,711)
Mortgage and other note proceeds, net of transaction costs	2,536,498	2,408,685	2,454,994
Mortgage and other note principal payments	(1,926,974)	(2,103,586)	(2,347,065)

Net cash provided by (used in) financing activities	(51,810)	40,109	(471,103)

INCREASE IN CASH AND CASH EQUIVALENTS	138,494	137,369	36,649
CASH AND CASH EQUIVALENTS, beginning of period	397,129	259,760	223,111

CASH AND CASH EQUIVALENTS, end of period	$535,623	$397,129	$259,760

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc.
Consolidated Statements of Shareholders' Equity
(Dollars in thousands, Note 2)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income	Capital in Excess of Par Value	Accumulated Deficit	Unamortized Restricted Stock Award	Common Stock Held in Treasury	Total Shareholders' Equity
Balance at December 31, 2000	$538,684	$18	$—	$3,313,557	$(715,288)	$(19,982)	$(52,518)	$3,064,471

Series A Preferred stock conversion (46,355 Common Shares)	(1,558)			1,558				—
Common stock issued as dividend (442 Common Shares)				12				12
Conversion of preferred stock of subsidiary (Note 10)	340,000							340,000
Conversion of Limited Partner Units (958,997 Common Shares, Note 10)				10,880				10,880
Stock options exercised (400,026 Common Shares)				8,831				8,831
Series E and Series G Preferred stock accretion	342							342
Stock incentive program (454,726 Common Shares, net)				11,827		(11,827)		—
Amortization of stock incentive						11,512		11,512
Other				(259)				(259)
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				1,262				1,262
Distributions				(101)	(411,515)			(411,616)
Other comprehensive income			(9,893)					(9,893)
Net income					199,149			199,149

Balance at December 31, 2001	$877,468	$18	$(9,893)	$3,347,567	$(927,654)	$(20,297)	$(52,518)	$3,214,691

Series A Preferred stock conversion (1,893,651 Common Shares)	(63,688)			63,688				—
Common stock issued as dividend (19,375 Common Shares)				653				653
Conversion of Limited Partner Units (173,442 Common Shares, Note 10)				5,709				5,709
Common stock issued (9,000,000 Common Shares)		1		322,199				322,200
Stock options exercised (671,836 Common Shares)				15,740				15,740
Series E and Series G Preferred stock accretion	474							474
Stock incentive program (-21,070 Forfeited Common Shares)				(604)		604		—
Amortization of stock incentive						8,957		8,957
Other				399				399
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(69,190)				(69,190)
Distributions					(456,272)			(456,272)
Other comprehensive income			1,784					1,784
Net income					422,588			422,588

Balance at December 31, 2002	$814,254	$19	$(8,109)	$3,686,161	$(961,338)	$(10,736)	$(52,518)	$3,467,733

Conversion of Limited Partner Units (2,880,810 Common Shares, Note 10)		1		39,704				39,705
Series B Preferred stock conversion (12,443,195 Common Shares)	(447,485)	1		447,484				—
Series B Preferred stock redemption for cash (18,340 Preferred Shares)	(1,711)							(1,711)
Series H Variable Rate Preferred stock issuance (3,328,540 preferred shares)	83,213							83,213
Series H Variable Rate Preferred stock repurchase (3,250,528 net preferred shares)	(81,263)							(81,263)
Stock options exercised (733,617 Common Shares)				17,451				17,451
Series E and Series G Preferred stock accretion	475							475
Stock incentive program (380,835 Common Shares, Net)				12,579		(12,579)		—
Amortization of stock incentive						10,355		10,355
Acquisition of minority interest in Management Company				(2,334)				(2,334)
Other				173				173
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(79,886)				(79,886)
Distributions					(504,694)			(504,694)
Other comprehensive income			20,695					20,695
Net income					368,715			368,715

Balance at December 31, 2003	$367,483	$21	$12,586	$4,121,332	$(1,097,317)	$(12,960)	$(52,518)	$3,338,627

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

            We are engaged primarily in the ownership, operation, leasing, management, acquisition, expansion and development of real estate properties. Our real estate properties consist primarily of regional malls and community shopping centers. As of December 31, 2003, we owned or held an interest in 246 income-producing properties in North America, which consisted of 175 regional malls, 67 community shopping centers, and four office and mixed-use properties in 37 states and Canada (collectively, the "Properties", and individually, a "Property"). Mixed-use properties are properties that include a combination of retail space, office space, and/or hotel components. In addition, we also own interests in three parcels of land held for future development (together with the Properties, the "Portfolio"). Finally, we have ownership interests in 47 assets in Europe (France, Italy, Poland and Portugal).

            We generate the majority of our revenues from leases with retail tenants including:

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

  •
  Pursuing mall marketing initiatives, including the sale of gift cards,
  •
  Forming consumer focused strategic corporate alliances, and
  •
  Offering property operating services to our tenants and others resulting from our relationships with vendors.

            M.S. Management Associates, Inc. (the "Management Company") is a wholly-owned subsidiary that provides leasing, management, and development services to most of the Properties. In addition, insurance subsidiaries of the Management Company insure the self-insured retention portion of our general liability program and the deductible associated with our workers' compensation programs. In addition, they provide reinsurance for the primary layer of general liability coverage to our third party maintenance providers while performing services under contract with us. Third party providers provide coverage above the insurance subsidiaries' limits.

            We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls and community shopping centers rely heavily upon anchor tenants like most retail properties. Three retailers' anchor stores occupied 337 of the approximately 958 anchor stores in the Properties as of December 31, 2003. An affiliate of one of these retailers is a limited partner in the Operating Partnership.

  Structural Simplification

            On December 31, 2002, we continued to simplify our organizational structure by merging SPG Realty Consultants, Inc. ("SPG Realty") into Simon Property, ending our "paired share" REIT structure resulting from our combination with Corporate Property Investors, Inc. All of the outstanding stock of SPG Realty was previously held in trust for the benefit of the holders of common stock of Simon Property. As a result of the merger, our stockholders who were previously the beneficial owners of the SPG Realty stock are now, by virtue of their ownership of our common stock, the owners of the assets and operations formerly owned or conducted by SPG Realty. Note 2 describes the basis of presentation of the merger in the accompanying financial statements.

            On January 1, 2003, the Operating Partnership acquired all of the remaining equity interests of the Management Company from three Simon family members for a total purchase price of $425, which was equal to the appraised value of the interests as determined by an independent third party. The acquisition was approved by our independent directors. As a result, the Management Company is now a wholly owned consolidated taxable REIT subsidiary ("TRS") of the Operating Partnership. See Note 7 for further discussion of the operations of the Management Company for the years ended December 31, 2002 and 2001.

2.    Basis of Presentation and Consolidation

            The accompanying consolidated financial statements of Simon Property include Simon Property and its subsidiaries. We eliminated all significant intercompany amounts.

            Simon Property and SPG Realty were entities under common control and the merger of SPG Realty into Simon Property on December 31, 2002 was accounted for similar to a pooling of interests. The accompanying statements of operations and comprehensive income, cash flows, shareholders' equity and related disclosures in these notes to financial statements represent the combined results of Simon Property and SPG Realty for the years ended December 31, 2002 and December 31, 2001.

            We consolidate Properties that are wholly owned or Properties that we own less than 100% but we control. Control of a Property is demonstrated by our ability to:

  •
  manage day-to-day operations,
  •
  refinance debt and sell the Property without the consent of any other partner or owner, and
  •
  the inability of any other partner or owner to replace us.

            The deficit minority interest balances in the accompanying balance sheets represent outside partners' interests in the net equity of certain properties. We record deficit minority interests when a joint venture agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of joint venture assets, the joint venture partner is obligated to make additional contributions to the extent of any capital account deficits or the joint venture partner has the ability to fund such additional contributions.

            Investments in partnerships and joint ventures represent noncontrolling ownership interests in Properties and prior to 2003 our investment in the Management Company. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venturer primarily due to partner preferences.

            As of December 31, 2003, of our 246 Properties we consolidated 156 wholly-owned Properties, consolidated 14 additional Properties that are less than wholly owned which we control, and accounted for 76 Properties using the equity method. We manage the day-to-day operations of 65 of the 76 equity method Properties.

            We allocate net operating results of the Operating Partnership after preferred distributions based on the partners' respective weighted average ownership interests and after preferred distributions of the Operating Partnership and preferred dividends. Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,
	2003	2002	2001
Weighted average ownership interest	75.4%	73.6%	72.5%

            Simon Property's ownership interest in the Operating Partnership as of December 31, 2003 was 76.8% and at December 31, 2002 was 74.3%. We adjust the limited partners' interest in the Operating Partnership at the end of each period to reflect their interest in the Operating Partnership. The adjustment is reflected in the accompanying statements of shareholders' equity.

3.    Summary of Significant Accounting Policies

  Investment Properties and Goodwill

            We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred related to construction. We capitalize improvements and replacements from repair and maintenance when the repairs and maintenance extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 35 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We record depreciation on tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

            We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We recognize an impairment of investment property when the estimated undiscounted operating income before depreciation and amortization is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values.

            Goodwill resulted from our merger with Corporate Property Investors, Inc. in 1998. We adopted SFAS No. 142 "Goodwill and Other Intangibles" on January 1, 2002 and as a result we ceased amortizing goodwill in accordance with SFAS No. 142 which was approximately $1.2 million annually. The impact of adopting SFAS No. 142 resulted in no impairment of our goodwill. We review goodwill for impairment at the reporting unit level on an annual basis or more frequently if an event occurs that would change the fair value of the reporting unit below its carrying amount. If we determine the reporting unit is impaired, the loss would be recognized as an impairment loss in income. Goodwill is reflected in "deferred costs, other assets, and minority interest, net" in the accompanying balance sheets.

  Cash and Cash Equivalents

            We consider all highly liquid investments purchased with an original maturity of 90 days or less cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. Our balance of cash and cash equivalents includes a balance of $175.0 million related to our gift card program which we do not consider available for general working capital purposes. See Notes 4, 8 and 10 for disclosures about non-cash investing and financing transactions.

  Marketable Securities

            Marketable securities consist primarily of the assets of the insurance subsidiaries of the Management Company and are included in deferred costs, other assets, and minority interest, net. The types of securities typically include U.S Treasury or other U.S. government securities as well as corporate debt securities. These securities are classified as available-for-sale and are valued based upon quoted market prices or using discounted cash flows when quoted market prices are not available. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Changes in the values of these securities are recognized in accumulated other comprehensive income until the gain or loss is realized and recorded in other income. However, if we determine a decline in value is other than temporary, then we recognize the unrealized loss in income to write down the investments to their net realizable value.

            The insurance subsidiaries of the Management Company are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to these securities may be restricted.

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

For the Year Ended December 31,
2003	2002	2001
$10,705	$4,249	$9,807

  Segment Disclosure

            Our interests in our regional malls, community centers and other assets represent one segment because we base our resource allocation and other operating decisions on the evaluation of the entire Portfolio.

  Deferred Costs and Debt Premiums and Discounts

            Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. We amortize debt premiums and discounts over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. Net deferred costs of $129,710 as of December 31, 2003 are net of accumulated amortization of $179,021 and net deferred costs of $149,748 as of December 31, 2002 are net of accumulated amortization of $194,893.

            The accompanying statements of operations and comprehensive income includes amortization as follows:

	For the year ended December 31,
	2003	2002	2001
Amortization of deferred financing costs	$15,710	$17,079	$16,513
Amortization of debt premiums net of discounts	$(5,723)	$(2,269)	$(5,178)
Amortization of deferred leasing costs	$18,684	$17,255	$15,167

            We record amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense.

  Derivative Financial Instruments

            On January 1, 2001 we adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities." On adoption, we recorded $2.0 million of unrecognized losses in other comprehensive income as a cumulative effect of accounting change. We also recorded an expense of $1.7 million as a cumulative effect of accounting change in the statement of operations, which includes our $1.5 million share of joint venture cumulative effect of accounting change.

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

            We adjust our balance sheets on an ongoing basis to reflect the current fair market value of our derivatives. We record changes in the fair value of these derivatives each period in earnings or comprehensive income, as appropriate. The ineffective portion of the hedge is immediately recognized in earnings to the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged. The unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings over time as the hedged items are recognized in earnings. We have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

            We use standard market conventions to determine the fair values of derivative instruments and techniques such as discounted cash flow analysis, option pricing models, and termination cost are used to determine fair value at each balance sheet date. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

  Accumulated Comprehensive Income

            The components of our accumulated comprehensive income consisted of the following as of December 31:

	2003	2002
Cumulative translation adjustment	$1,401	$(1,592)
Accumulated derivative gains and (losses), net	10,176	(6,517)
Net unrealized gains on marketable securities	1,009	—

Total accumulated comprehensive income (loss)	$12,586	$(8,109)

  Purchase Accounting Allocation

            We allocate the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component in accordance with SFAS No. 141 "Business Combinations." These components typically include buildings, land and intangibles related to in-place leases and we estimate:

  •
  the fair value of the buildings on an as-if-vacant basis. The value allocated to land is determined either by real estate tax assessments, a third party or other relevant data.
  •
  the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into revenues.
  •
  the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions.
  •
  the value of revenue and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

            We amortize all of these amounts over the remaining average term of the acquired in place leases. We also estimate the value of tenant or other customer relationships acquired, if any, which are amortized over the term of the related leases and any expected renewals. Any remaining amount of value will be allocated to in-place leases, as deemed appropriate under the circumstances.

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

            We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. Property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. Our advertising and promotional costs are expensed as incurred. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. We also receive escrow payments for these reimbursements from substantially all our tenants throughout the year. We do this to reduce the risk of loss on uncollectible accounts once we perform the final year end billings for recoverable expenditures. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year and we believe these differences were not material in any period presented. We recognize revenues from our gift card program when fees are earned according to the provisions of the card arrangements and respective terms and conditions.

  Management Fees and Other Revenues

            Management fees and other revenues are generally received from our unconsolidated joint ventures Properties as well as third parties. Management fee revenue is recognized based on a contractual percentage of joint venture property revenue. Development fee revenue is recognized on a contractual percentage of hard costs to develop a property. Leasing fee revenue is recognized on a contractual per square foot charge based on the square footage of current year leasing activity.

            Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by actuaries and management's best estimates.

  Allowance for Credit Losses

            We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical collection experience in cases of bankruptcy, if applicable. Presented below is the activity in the allowance for credit losses and includes the activities related to discontinued operations during the following years ended:

	For the year ended December 31,
	2003	2002	2001
Balance at Beginning of Year	$20,490	$24,682	$20,108
Consolidation of Management Company	1,700	—	—
Provision for Credit Losses	14,630	8,972	8,415
Accounts Written Off	(5,347)	(13,164)	(3,841)

Balance at End of Year	$31,473	$20,490	$24,682

  Income Taxes

            Simon Property and a subsidiary of the Operating Partnership are taxed as REITs under Sections 856 through 860 of the Code and applicable Treasury regulations relating to REIT qualification. These regulations require us to distribute at least 90% of our taxable income to shareholders and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain the REIT status of Simon Property and the REIT subsidiary. As REITs, these entities will generally not be liable for federal corporate income taxes. Thus, we made no provision for federal income taxes for these entities in the accompanying financial statements. If either of these entities fails to qualify as a REIT in any taxable year, that entity will be subject to federal income taxes on its taxable income at regular corporate tax rates for a four year period following the year the entities fail to qualify as a REIT. That entity may reapply for REIT status at that point. State income, franchise or other taxes were not significant in any of the periods presented.

            We have also elected taxable REIT subsidiary ("TRS") status for some of our subsidiaries. This enables us to receive income and provide services that would otherwise be impermissible for REITs. For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

            As a result of the consolidation of the Management Company, the deferred tax assets and liabilities and income tax expense of the Management Company are included in the accompanying consolidated financial statements as of and for the year ended December 31, 2003. A net deferred tax asset of $22.0 million related to our TRS subsidiaries is included in deferred costs, other assets, and minority interest, net in the accompanying balance sheet. The net deferred tax asset consists primarily of operating loss and other carryforwards for Federal income tax purposes as well as the timing of the deductibility of losses from insurance subsidiaries.

  Per Share Data

            We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share. The effect of dilutive securities amounts presented in the reconciliation below represents the common shareholders' pro rata share of the respective line items in the statements of operations and is after considering the effect of preferred dividends.

	For the Year Ended December 31,
	2003	2002	2001
Common Shareholders' share of:
Income from continuing operations	$291,083	$346,231	$149,022
Discontinued operations	22,494	12,156	—
Cumulative effect of accounting change	—	—	(1,233)

Net Income available to Common Shareholders — Basic	$313,577	$358,387	$147,789

Effect of Dilutive Securities:
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	$333	$1,919	—

Net Income available to Common Shareholders — Diluted	$313,910	$360,306	$147,789

Weighted Average Shares Outstanding — Basic	189,475,124	179,910,355	172,669,133
Effect of stock options	823,532	671,972	358,414
Effect of convertible preferred stock	—	918,615	—

Weighted Average Shares Outstanding — Diluted	190,298,656	181,500,942	173,027,547

Basic per share amounts:
Income from continuing operations	$1.53	$1.92	$0.87
Discontinued operations	0.12	.07	—
Cumulative effect of accounting change	—	—	(0.01)

Net income available to Common Shareholders — Basic	$1.65	$1.99	$0.86

Diluted per share amounts:
Income from continuing operations	$1.53	$1.92	$0.86
Discontinued operations	0.12	.07	—
Cumulative effect of accounting change	—	—	(0.01)

Net income available to Common Shareholders — Dilutive	$1.65	$1.99	$0.85

            For the year ending December 31, 2003, potentially dilutive securities include stock options, certain preferred units of limited partnership interest of the Operating Partnership, Series B 6.5% Convertible Preferred Stock, and the units of limited partnership interest ("Units") in the Operating Partnership which are exchangeable for common stock.

            We accrue distributions when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,
	2003	2002	2001
Total dividends paid per share	$2.40	$2.175	$2.08
Percent taxable as ordinary income	95.1%	58.0%	71.0%
Percent taxable as long-term capital gains	0.9%	36.6%	3.1%
Percent taxable as unrecaptured Section 1250 gains	0.0%	5.4%	0.9%
Percent non-taxable as return of capital	4.0%	0.0%	25.0%

	100.0%	100.0%	100.0%

  Discontinued Operations

            In 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") that supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 144 supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS No. 144 provides a framework for the evaluation of impairment of long-lived assets, the treatment of assets held for sale or to be otherwise disposed of, and the reporting of discontinued operations. SFAS No. 144 requires us to reclassify any material operations related to consolidated properties sold during the period that were not classified as held for sale as of December 31, 2001 to discontinued operations. We have reclassified the results of operations of the 13 properties sold during 2003 described in Note 4 to discontinued operations in the accompanying statements of operations and comprehensive income for 2003 and 2002. Their results of operations were not material to 2001. Revenues included in discontinued operations were $38.0 million for the year ended December 31, 2003 and $61.6 million for the year ended December 31, 2002.

  Reclassifications

            We made certain reclassifications of prior period amounts in the financial statements to conform to the 2003 presentation. These reclassifications have no impact on net income previously reported. These include reclassifying certain home office and regional office costs, and general and administrative expenses; the adoption of SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections" ("SFAS No. 145"); and reclassifications in the statements of cash flows in 2001.

            As a result of the consolidation of the Management Company, we have elected to present "home and regional office costs" and "general and administrative" expenses as separate expense captions. In 2002 and 2001, "home and regional office costs" and "general and administrative" expenses incurred related to consolidated Properties were included in "Property operating" expense. These expenses have been reclassified to conform with the current year presentation. In 2002, we reclassified $44.8 million from property operating expenses, $0.3 million from advertising and promotion, and $3.2 million from other expenses to the "home and regional office costs" and "general and administrative" categories. In 2001, we reclassified $43.1 million from property operating expenses, $1.7 million from advertising and promotion, and $3.1 million from other expenses to the "home and regional office costs" and "general and administrative" categories. "Home and regional office costs" include salary and benefits, office rent, office expenses and information services expenses incurred in our home office and regional offices. "General and administrative" expenses represent the costs of operating as a public company and include such items as stock exchange fees, public and investor relations expenses, certain executive officers' compensation expenses, audit fees, and legal fees.

            Effective January 1, 2003, we adopted SFAS No. 145 and therefore we have reclassified for all periods presented in the accompanying statements of operations and comprehensive income those items which no longer qualify as extraordinary items to income from continuing operations. In 2002, we reclassified $14.3 million, or $0.06 per share, of gains from debt extinguishments of consolidated Properties to "Gains from debt related transactions, net."

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

4.    Real Estate Acquisitions, Disposals, and Impairment

  Acquisitions

  During 2003

            On March 14, 2003, we purchased the remaining interest in The Forum Shops at Caesars in Las Vegas, NV from the minority limited partner who initiated the buy/sell provision of the partnership agreement. We purchased this interest for $174.0 million in cash and assumed the minority limited partner's $74.2 million share of debt, and other partnership liabilities. We funded this purchase with borrowings from our Credit Facility (Note 8). We recorded minority interest expense relating to the minority limited partner's share of the results of operations of The Forum Shops at Caesars through March 14, 2003.

            On August 20, 2003, we purchased a 100% leasehold stake in Stanford Shopping Center in Palo Alto, California for $333.0 million from Stanford University. Stanford University holds, as lessor, a long-term ground lease underlying the asset. We funded this purchase with the mortgage discussed in Note 8, with borrowings from our Credit Facility, and with available working capital.

            In the fourth quarter 2003, through a series of transactions we increased our ownership interest in Kravco Investments L.P. ("Kravco"), a Philadelphia, PA based owner of regional malls, from approximately 18% to approximately 80% and in its affiliated management company from approximately 15% to 50%. The portfolio consists of six regional malls, five of which are in the Philadelphia metropolitan area, and four community centers. We acquired our interest in Kravco from certain private investors, The Rouse Company ("Rouse") and Westfield America Trust ("Westfield"). We acquired our initial interest jointly with Rouse and Westfield in connection with the Rodamco acquisition in 2002. As a result of this acquisition, we consolidated four new partnerships and account for six new partnerships as joint ventures. The purchase accounting for this acquisition is still preliminary. The total consideration paid in these transactions was approximately $293.4 million and consisted of:

  •
  cash of $82.0 million,
  •
  issuance of $107.4 million of perpetual preferred units by the Operating Partnership, and
  •
  the assumption of our share of mortgage debt and other payables of $104.0 million.

            On December 22, 2003, we jointly formed with The Rinascente Group the joint venture Gallerie Commerciali Italia S.p.A ("GCI"), which owns a geographically diverse portfolio in Italy of 38 existing shopping centers as of December 31, 2003. The Rinascente Group contributed these 38 existing shopping centers as well as development opportunities to GCI and then sold 49% of GCI to one of our affiliates. The initial gross value of GCI was approximately €860 million, or approximately $1.1 billion, and our initial equity investment was approximately €187 million, or $232 million. We account for our interest in GCI under the equity method of accounting. The purchase accounting for this acquisition is still preliminary.

            We recorded intangible assets and liabilities that net to $55.5 million as part of our purchase accounting allocations in 2003.

  During 2002

            On May 3, 2002, we purchased, jointly with Westfield and Rouse, the partnership interests of Rodamco North America N.V. ("Rodamco") and its affiliates through the acquisition of Rodamco stock. Our portion of the acquisition includes the purchase of the remaining partnership interests in four of our existing joint venture Properties, new partnership interests in nine additional Properties, and other partnership interests and assets. We acquired these partnership interests as part of our acquisition strategy to acquire and own quality retail real estate thereby enhancing our overall Portfolio. The results of operations for the partnership interests acquired have been included in our results of operations since May 3, 2002.

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

            We, and the Management Company, hold the other Rodamco partnership interests and assets jointly with Rouse and Westfield. We account for these assets under the equity method. These included our initial interest in Kravco, two notes receivable, an interest in a hotel, and three other retail properties. Some of these assets were considered held for sale and amounted to approximately $8 million. We sold two of the other retail properties in 2002 for no gain or loss for approximately $4.4 million and we sold the remaining asset held for sale in 2003 for $2.9 million and recognized a nominal gain.

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

            On July 19, 2002, we purchased the remaining two-thirds interest in Copley Place (we had acquired our initial interest in the Rodamco acquisition) for $241.4 million, including $118.3 million in cash and the assumption of $123.1 million of debt. We funded the acquisition with borrowings from our existing Credit Facility. As a result of this transaction, we have consolidated the results of operations of Copley Place since July 19, 2002.

            We recorded intangible assets and liabilities that net to $53.6 million as part of our purchase accounting allocations in 2002.

  Subsequent Event

            On February 5, 2004, we purchased a 95% interest in Gateway Shopping Center in Austin, Texas, for approximately $107 million. We funded this transaction with borrowings on our Credit Facility and with the issuance of 120,671 units of the Operating Partnership valued at approximately $6 million.

  Disposals

            During 2003, we sold 13 non-core Properties, consisting of seven regional malls, five community centers and one mixed-use property. In total, we received net proceeds from these sales of $275.1 million. As a result of these transactions, we recorded a net gain of $22.4 million during the twelve months ended December 31, 2003. The Properties and their dates of sale consisted of:

  •
  Richmond Square, Mounds Mall, Mounds Mall Cinema and Memorial Mall on January 9, 2003
  •
  Forest Village Park Mall on April 29, 2003
  •
  North Riverside Park Plaza on May 8, 2003
  •
  Memorial Plaza on May 21, 2003
  •
  Fox River Plaza on May 22, 2003
  •
  Eastern Hills Mall on July 1, 2003
  •
  New Orleans Center on October 1, 2003
  •
  Mainland Crossing on October 28, 2003
  •
  SouthPark Mall on November 3, 2003
  •
  Bergen Mall on December 12, 2003

            As of December 31, 2002, the carrying value of the sold properties at cost, net of accumulated depreciation was $259.1 million.

            On April 1, 2002, we sold our interest in Orlando Premium Outlets, one of our joint venture Properties, for a gross sales price of $76.3 million, including cash of $46.6 million and the assumption of our 50% share of $59.1 million of joint venture debt, resulting in a net gain of $39.0 million.

            In addition, on May 31, 2002, we sold our interests in the five joint venture value-oriented super-regional malls to the Mills Corporation, who was our partner in these Properties and who managed these joint ventures. We disposed of these joint venture interests in order to fund a portion of the Rodamco acquisition. We sold these joint venture interests for approximately $424.3 million including $150.9 million of cash and the assumption of approximately $273.4 million of joint venture debt. The transaction resulted in a gain of $123.3 million. We were also relieved of all guarantees of the indebtedness related to these five Properties. In connection with this transaction, the Management Company also sold its land partnership interests for $24.1 million that resulted in our $8.4 million share of gains, net of tax, recorded in income from unconsolidated entities. Also during 2002, we made the decision to no longer pursue certain development projects. As a result, we wrote-off the carrying amount of our predevelopment costs and land acquisition costs associated with these projects in the amount of $17.1 million, which is included in "gain (loss) on sales of assets and other, net" in the accompanying statements of operations and comprehensive income.

            During 2002, we disposed of seven of our nine assets held for sale as of December 31, 2001 as discussed below under impairment. The seven assets disposed included three community centers and four regional malls. The three community centers and two of the regional malls were sold for a net sales price of $28.1 million resulting in a net loss of $7.0 million. In addition, we negotiated with the lenders the sale of our interests in one regional mall to a third party resulting in net proceeds of $3.6 million and deeded one regional mall to the lender in satisfaction of the outstanding mortgage indebtedness. The two regional malls were encumbered with $52.2 million of indebtedness. The net impact of these two transactions resulted in a net gain on debt forgiveness of $16.1 million that is reflected in "gain from debt related transactions, net" in the accompanying statements of operations and comprehensive income.

            During 2001, we sold one community center, one regional mall, and one office building that resulted in net proceeds of $19.6 million and a net gain of $2.6 million.

            The cash flows and results of operations of the Properties disposed of during the three years ended December 31, 2003 were not material to our cash flows and results of operations. These Properties' removal from service will not materially affect our ongoing operations.

  Impairment

            In 2001, in connection with our anticipated disposal of nine Properties identified as held for sale we recorded a $47.0 million expense for impairment. As discussed above, we disposed of seven of the nine assets held for sale in 2002 and one additional property in 2003. We placed the remaining asset held for sale back in service as held for use. In general, the overall decline in the economy has caused tenants to vacate space at certain non-core Properties decreasing occupancy rates and leading to declines in the fair values of these assets due to decreased profitability. In addition, we committed to a plan to dispose of these assets. We estimated the impairment of these assets using a combination of estimations of the fair value based upon a multiple of the net cash flow of the Properties and discounted cash flows from the individual Properties' operations as well as contract prices, if applicable. The nine properties' cash flows and results of operations were not material to our cash flows and results of operations and their removal from service will not materially affect our ongoing operations. We wrote off miscellaneous technology and other investments of $2.7 million in 2002 and $5.7 million in 2001, all of which were included in other expense in the accompanying statements of operations and comprehensive income. In addition, in 2001 the Management Company decided to postpone further development of clixnmortar, a technology investment. As a result, the Management Company wrote off its investment in clixnmortar of which our share was a net $13.9 million.

5.    Balance Sheet data

            The following summarized balance sheet represents the impact of the Rodamco acquisition in 2002 and the acquisition of the remaining two-thirds interest in Copley Place. The 2003 transactions were not material in the aggregate.

2002
Investment properties, at cost	$1,110,120
Cash and cash equivalents	9,272
Tenant receivables	8,786
Investment in unconsolidated entities	518,390
Deferred costs, other assets, and minority interest	25,537
Notes and advances from the Management Company and affiliates	26,433

Total assets	$1,698,538

Mortgages and other indebtedness	$458,897
Accounts payable, accrued expenses, accrued environmental, severance and other expenses	108,356
Other liabilities	8,326

Total liabilities	$575,579

6.    Investment Properties

            Investment properties consist of the following:

	As of December 31,
	2003	2002
Land	$2,068,264	$2,028,285
Buildings and improvements	12,766,179	12,101,454

Total land, buildings and improvements	14,834,443	14,129,739
Furniture, fixtures and equipment	137,380	119,876

Investment properties at cost	14,971,823	14,249,615
Less — accumulated depreciation	2,556,578	2,222,242

Investment properties at cost, net	$12,415,245	$12,027,373

Construction in progress included in investment properties	$243,953	$137,785

7.    Investments in Unconsolidated Entities

            Joint ventures are common in the real estate industry. We use joint ventures to finance properties and diversify our risk in a particular property or trade area. We may also use joint ventures in the development of new properties. We held joint venture ownership interests in 76 Properties as of December 31, 2003 and 69 as of December 31, 2002, as well as joint venture interests in our investments in 47 European shopping centers as of December 31, 2003 and 8 European shopping centers as of December 31, 2002. Since we do not fully control these joint venture Properties, accounting principles generally accepted in the United States currently require that we account for these Properties on the equity method. See Note 13 for discussion of the impact of new accounting pronouncements on consolidation principles. Substantially all of our joint venture Properties are subject to rights of first refusal, buy-sell provisions, or other sale rights for partners which are customary in real estate partnership agreements and the industry. Our partners in these joint ventures may initiate these provisions at any time, which will result in either the sale of or the use of available cash or borrowings to acquire the partnership interest.

            Summary financial information of the joint ventures and a summary of our investment in and share of income from such joint ventures follow. This information includes Mall of America (see Note 11). We condensed into separate line items major captions of the statements of operations for joint venture interests sold or consolidated. Consolidation occurs when we acquire an additional interest in the joint venture and as a result, gain unilateral control of the

Property. We reclassified these line items into "Discontinued Joint Venture Interests", so that we may present results of operations for those joint venture interests held as of December 31, 2003.

	December 31,
	2003	2002
BALANCE SHEETS
Assets:
Investment properties, at cost	$10,239,929	$8,160,065
Less — accumulated depreciation	1,798,564	1,327,751

	8,441,365	6,832,314
Cash and cash equivalents	308,781	199,634
Tenant receivables	262,893	199,675
Investment in unconsolidated entities	94,853	6,966
Deferred costs & other assets	227,485	190,561

Total assets	$9,335,377	$7,429,150

Liabilities and Partners' Equity:
Mortgages and other notes payable	$6,643,052	$5,306,465
Accounts payable, accrued expenses, and deferred revenue	310,190	289,793
Other liabilities	74,206	66,090

Total liabilities	7,027,448	5,662,348
Preferred units	152,450	125,000
Partners' equity	2,155,479	1,641,802

Total liabilities and partners' equity	$9,335,377	$7,429,150

Our Share of:
Total assets	$3,861,497	$3,123,011

Partners' equity	$885,149	$724,511
Add: Excess Investment	912,212	831,728

Our net Investment in Joint Ventures	$1,797,361	$1,556,239

Mortgages and other notes payable	$2,739,630	$2,279,609

            "Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We generally amortize excess investment over the life of the related Properties, typically 35 years, and the amortization is included in income from unconsolidated entities. We periodically review our ability to recover the carrying values of our investments in the joint venture Properties. If we conclude that any portion of our investment, including the excess investment, is not recoverable, we record an adjustment to write off the unrecoverable amounts.

            As of December 31, 2003, scheduled principal repayments on joint venture indebtedness were as follows:

2004	$453,633
2005	1,458,047
2006	1,235,064
2007	472,850
2008	652,966
Thereafter	2,366,316

Total principal maturities	6,638,876
Net unamortized debt premiums	4,176

Total mortgages and other notes payable	$6,643,052

            This debt becomes due in installments over various terms extending through 2017 with interest rates ranging from 1.49% to 9.05% and a weighted average rate of 5.83% at December 31, 2003.

	For the Year Ended December 31,
	2003	2002	2001
STATEMENTS OF OPERATIONS
Revenue:
Minimum rent	$900,390	$805,537	$691,469
Overage rent	31,086	29,279	25,640
Tenant reimbursements	468,049	406,856	349,134
Other income	198,512	55,375	44,752

Total revenue	1,598,037	1,297,047	1,110,995
Operating Expenses:
Property operating	312,911	210,051	182,489
Depreciation and amortization	272,746	234,264	203,910
Real estate taxes	140,261	126,390	112,309
Repairs and maintenance	75,691	69,853	51,689
Advertising and promotion	45,435	38,656	36,405
Provision for credit losses	8,684	9,131	5,070
Other	70,008	34,466	20,583

Total operating expenses	925,736	722,811	612,455

Operating Income	672,301	574,236	498,540
Interest Expense	364,740	337,119	307,849

Income Before Minority Interest and Unconsolidated Entities	307,561	237,117	190,691
Loss from debt related transactions	—	—	(295)
Minority interest	(654)	(751)	—
Income from unconsolidated entities	8,393	3,062	—

Income From Continuing Operations	315,300	239,428	190,396
Income from Discontinued Joint Venture Interests	1,295	16,063	32,562

Income Before Cumulative Effect of Accounting Change ("IBC")	316,595	255,491	222,958
Cumulative Effect of Accounting Change	—	—	(3,011)

Net Income	$316,595	$255,491	$219,947

Third-Party Investors' Share of IBC	$190,535	$150,161	$134,563

Simon Group's Share of IBC	126,060	105,330	88,395
Amortization of Excess Investment	26,415	26,635	21,279

Income from Joint Ventures	$99,645	$78,695	$67,116

  European Investments

            Our investments in the 47 shopping centers in Europe are dependent upon the relationship with two companies that operate the hypermarkets that anchor the shopping centers, including our partner in GCI, the Rinascente Group who operates the hypermarkets in Italy through its affiliates. Our total equity investment in our European properties, including subordinated debt, was approximately $311.1 million as of December 31, 2003.

            The Operating Partnership has a 35.2% ownership interest in European Retail Enterprises, B.V. ("ERE"), that is accounted for using the equity method of accounting. The agreements with ERE are structured to allow us to acquire an additional 26.1% ownership interest over time. The future commitments to purchase shares from three of the existing shareholders of ERE are based upon a multiple of adjusted results of operations in the year prior to the purchase of the shares. Therefore, the actual amount of these additional commitments may vary. The current estimated additional commitment is approximately $60 million to purchase shares of stock of ERE, assuming that the three existing shareholders exercise their rights under put options. We expect these purchases to be made from 2006-2008.

  The Management Company

            On January 1, 2003, the Operating Partnership acquired all of the remaining equity interests of the Management Company, and as a result, the Management Company is now a consolidated subsidiary of the Operating Partnership. Prior to this, we owned voting and non-voting common stock and three classes of participating preferred stock of the Management Company; however, 95% of the voting common stock was owned by three Simon family members. As of December 31, 2002 we accounted for our investment in the Management Company using the equity method of accounting. At that time, we exercised significant influence but did not control the financial and operating policies of the Management Company. Our preferred and common interest and our note receivable from the Management Company entitled us to approximately 98% of the after-tax economic benefits of the Management Company's operations.

            As of December 31, 2002, amounts due from the Management Company for unpaid accrued interest and unpaid accrued preferred dividends were not material to the financial statements. Prior to the consolidation of the Management Company, common costs were allocated by the Management Company to us, based primarily on minimum and overage rent, using assumptions that we believe are reasonable. The following table summarizes interest income and preferred dividends from the Management Company, included in other income, and total costs incurred on consolidated properties related to services provided by the Management Company:

	For the Year Ended December 31,
	2002	2001
Interest and preferred dividends	$13,620	$13,638
Total costs incurred on consolidated properties	$76,469	$86,488

            Summarized consolidated financial information of the Management Company and a summary of our investment in and share of income from the Management Company follows. The summary excludes the effects of the Management Company's ownership of MerchantWired LLC.

December 31, 2002
BALANCE SHEET DATA:
Total assets	$210,367
Notes payable to the Operating Partnership at 7%, due 2008, and advances	75,105
Shareholders' equity	$54,562

Our share of total assets	$208,347

Our net investment in the Management Company	$95,517

	For the Year Ended December 31,
	2002	2001
OPERATING DATA:
Total revenue	$130,988	$108,302
Operating (loss) income	33,571	(5,526)

Net income available for common shareholders excluding losses from MerchantWired LLC	$30,552	$14,474

Our share of net income (loss) after intercompany profit elimination:
Management Company income excluding losses from MerchantWired LLC	$14,116	$15,365
Losses from MerchantWired LLC	(32,742)	(18,104)

Total net loss	$(18,626)	$(2,739)

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

            We and the other members of MerchantWired LLC paid $49.5 million directly to a MerchantWired LLC vendor to purchase the Cable in satisfaction of a lease guarantee obligation, of which our share was $26.3 million. As a result, we now own and control the Cable in our properties. The amount of the Cable acquired totaled $19.3 million. The Cable was installed in both consolidated and joint venture Properties and is being amortized over four years. We are currently using the Cable for connectivity to our mall management offices.

8.    Indebtedness and Derivative Financial Instruments

            Our mortgages and other notes payable consist of the following:

	December 31,
	2003	2002
Fixed-Rate Debt
Mortgages and other notes, including $21,742 and $29,683 net premiums, respectively. Weighted average interest and maturity of 6.57% and 6.5 years.	$3,360,917	$2,602,640
Unsecured notes, including $16,547 and $17,770 net discounts, respectively. Weighted average interest and maturity of 6.74% and 4.8 years.	4,998,453	4,972,230
6 3/4% Putable Asset Trust Securities, including $0 and $236 net premium, respectively, due November 2003	—	100,236
7% Mandatory Par Put Remarketed Securities, including $4,933 and $5,011 premiums, respectively, due June 2028 and subject to redemption June 2008.	204,933	205,011
Commercial mortgage pass-through certificates. Five classes bearing interest at weighted average rates and maturity of 7.31% and 1.0 year.	172,290	173,693

Total fixed-rate debt	8,736,593	8,053,810
Variable-Rate Debt
Mortgages and other notes, at face value, respectively. Weighted average interest and maturity of 2.55% and 1.5 years.	$619,763	$852,467
Floating Rate Mandatory Extension Notes, due November 15, 2014. Weighted average interest and maturity of 1.92% and 10.9 years.	113,100	—
Credit Facility (see below)	327,901	308,000
Euro Facility (see below)	—	59,078
Commercial mortgage pass-through certificates, interest at 6.2%, due December 2004.	48,157	49,112
Unsecured term loans. Weighted average rates and maturities of 2.25% and 1.5 years.	419,679	215,000

Total variable-rate debt	1,528,600	1,483,657
Fair value interest rate swaps	1,195	8,614

Total mortgages and other notes payable, net	$10,266,388	$9,546,081

            General.    We have pledged 76 Properties as collateral to secure related mortgage notes including 8 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 38 Properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each Property within the collateral package. Of our 76 encumbered Properties, indebtedness of 19 of these encumbered Properties and our unsecured notes are subject to various financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and notes payable may be prepaid but are generally subject to prepayment of a yield-maintenance premium or defeasance. As of December 31, 2003, we are in compliance with all our debt covenants.

            Mortgages and Other Notes.    The net book value of our 76 encumbered Properties was $4.5 billion at December 31, 2003. The balance of fixed and variable rate mortgage notes was $4.2 billion as of December 31, 2003 and of this amount $4.0 billion is nonrecourse to us. The fixed-rate mortgages generally require monthly payments of principal and/or interest. The interest rates of variable-rate mortgages are typically based on LIBOR.

            Some of the limited partner Unitholders guarantee a portion of our consolidated debt through foreclosure guarantees. In total, 53 limited partner Unitholders provide guarantees of foreclosure of $354.8 million of our consolidated debt at 12 consolidated Properties. In each case, the loans were made by unrelated third party institutional lenders and the guarantees are for the benefit of each lender. In the event of foreclosure of the mortgaged property, the proceeds from the sale of the property are first applied against the amount of the guarantee and also reduce the amount payable under the guarantee. To the extent the sale proceeds from the disposal of the property do not cover the amount of the guarantee, then the Unitholder is liable to pay the difference between the sale proceeds and the amount of the guarantee so that the entire amount guaranteed to the lender is satisfied. The debt is non-recourse to us and our affiliates.

            On April 1, 2003, we paid off, using available cash flow, a $34.0 million variable rate mortgage, at LIBOR plus 150 basis points, that encumbered one consolidated Property. In addition, we refinanced another consolidated mortgaged Property with a $100.0 million 4.60% fixed rate mortgage that matures on July 1, 2013. The previous mortgage had a balance of $85.5 million at a weighted average fixed rate of 7.16% and was to mature on December 31, 2003.

            On August 20, 2003, in connection with our acquisition of Stanford Shopping Center, see Note 4, we secured a $220.0 million, 3.60% fixed rate, interest only, five year mortgage. We borrowed $110.0 million from our Credit Facility and used available working capital to fund the remainder of the acquisition.

            On November 14, 2003, we secured a $550.0 million leasehold financing encumbering Forum Shops at a fixed-rate of 4.78% due December 1, 2010. This replaced the existing $175.0 million mortgage that had an initial maturity of May 2004 and was effectively fixed at an average interest rate of 6.67% including interest rate protection agreements. The financing generated excess proceeds of $370.8 million that we used to unencumber one asset, to reduce borrowings on our Credit Facility and for general corporate purposes.

            Unsecured Notes.    We have $735.0 million of unsecured notes that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain Properties. These unsecured notes have a weighted average interest rate of 7.51% and weighted average maturities of 5.5 years. Certain of the unsecured notes are guaranteed by the Operating Partnership.

            On March 18, 2003, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $500.0 million at a weighted average fixed interest rate of 5.11%. Subsequently, we exchanged notes that had been registered under the Securities Act of 1933 for the Rule 144A notes. The exchange notes and the Rule 144A notes have the same economic terms and conditions. The first tranche is $300.0 million at a fixed interest rate of 4.875% due March 18, 2010 and the second tranche is $200.0 million at a fixed interest rate of 5.45% due March 15, 2013. The net proceeds from this offering were $498.7 million, of which $440.0 million was used to reduce borrowings on our $1.25 billion unsecured credit facility (the "Credit Facility").

            On April 1, 2003, we paid off $100.0 million of 7.05% unsecured notes that matured on that date with the remaining portion of the proceeds from the senior unsecured notes mentioned above and available working capital. On June 15, 2003, we paid off $375.0 million of 6.625% unsecured notes that matured on that date with borrowings from our Credit Facility.

            On November 15, 2003, we exchanged with the institutional holder of our $100.0 million of 6.75% Putable Asset Trust Securities (PATS), which had a call option settlement feature on that date, $113.1 million Floating Rate Mandatory Extension Notes (MAXES) due November 15, 2014. The MAXES bear interest during the first year at

LIBOR plus 80 basis points. The exchange of the PATS for the MAXES did not result in a significant modification of the terms in the debt arrangement.

            On January 20, 2004, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $500.0 million at a weighted average fixed interest rate of 4.21%. The first tranche is $300.0 million at a fixed interest rate of 3.75% due January 30, 2009 and the second tranche is $200.0 million at a fixed interest rate of 4.90% due January 30, 2014. We received cash and we exchanged, with the holder, the MAXES discussed above for a portion of the second tranche of the notes. We intend to file a registration statement under the Securities Act of 1933 relating to an offer to exchange the notes of each series for registered notes with substantially identical economic terms. If we do not complete the exchange offer within 180 days after the issuance of the notes, the interest rates on the notes will be increased by 0.50% per year. The exchange of the MAXES for the notes instruments did not result in a significant modification of the terms of the debt arrangement.

            Credit Facility.    The Credit Facility is a $1.25 billion unsecured revolving credit facility with a maturity date of April 16, 2005 and a one-year extension of the maturity date available at our option. The Credit Facility bears interest at LIBOR plus 65 basis points and provides for different pricing based upon our corporate credit rating, with an additional 15 basis point facility fee on the entire $1.25 billion. On June 23, 2003, we restructured our Credit Facility to establish a $100 million EURO sub-tranche which provides availability for Euros at EURIBOR plus 65 basis points and dollars at LIBOR plus 65 basis points, at our option, and has the same maturity date as the overall Credit Facility. The amount available under the $100 million EURO sub-tranche will vary with changes in the exchange rate, however, we may also borrow the amount available under this EURO sub-tranche in dollars, if necessary. We use the Credit Facility primarily for funding acquisition, renovation and expansion and predevelopment opportunities and general corporate purposes. The Credit Facility contains financial covenants relating to a capitalization value, minimum EBITDA and unencumbered EBITDA coverage ratio requirements and a minimum equity value.

	As of December 31,
	2003	2002
Total Facility Amount	$1,250,000	$1,250,000
Borrowings	(327,901)	(308,000)
Letters of credit	(24,081)	(23,651)

Remaining Availability	$898,018	$918,349

Effective Interest rate	1.94%	2.03%

Maximum borrowings during the period ended	$667,067	$743,000

Average borrowings during the period ended	$396,250	$411,263

            Euro Facility and Euro denominated indebtedness.    On June 27, 2003, we retired our existing €90 million EURO-denominated unsecured credit agreement (the "EURO Facility"), which had an initial maturity date of July 31, 2003, with available working capital of $28.2 million and €34.7 million borrowed from a new EURO sub-tranche of our Credit Facility.

            On December 17, 2003, we secured a €200 million EURO-denominated one-year unsecured term loan with two additional one-year extensions available at our option. The loan bears interest at EURIBOR plus 60 basis points. The initial borrowing of €163 million was used to fund a portion of the acquisition of Gallerie Commerciali Italia.

  Debt Maturity and Other

            Our scheduled principal repayments on indebtedness as of December 31, 2003 were as follows:

2004	$1,480,850
2005	913,105
2006	1,407,980
2007	1,491,031
2008	691,417
Thereafter	4,270,682

Total principal maturities	10,255,065
Net unamortized debt discounts and other	11,323

Total mortgages and other notes payable	$10,266,388

            Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

For the year ended December 31,
2003	2002	2001
$596,274	$591,328	$588,889

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

            We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income and is amortized to interest expense over the life of the debt agreement.

            As of December 31, 2003, we have reflected the fair value of outstanding consolidated derivatives in other assets for $1.2 million, and in other liabilities for $3.6 million. In addition, we recorded the benefits from our treasury lock agreements in accumulated comprehensive income and the unamortized balance of these agreements is $10.1 million as of December 31, 2003. As of December 31, 2003, our outstanding LIBOR based derivative contracts consist of:

  •
  interest rate cap protection agreements with a notional amount of $296.0 million that mature from May 2004 to January 2005,
  •
  fixed interest rate swap agreements with a notional amount of $133.1 million that mature May 2004 and December 2004 and have a weighted average pay rate of 5.86% and a weighted average receive rate of 1.16%, and
  •
  variable rate swap agreements with a notional amount of $370.0 million that mature in February 2004 and September 2008 and have a weighted average pay rate of 1.20% and a weighted average receive rate of 3.52%.

            Within the next twelve months, we expect to reclassify to earnings approximately our $1.8 million share of expense of the current balance held in accumulated other comprehensive income. The amount of ineffectiveness relating to fair value and cash flow hedges recognized in income during the periods presented was not material.

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

	December 31,
	2003	2002
Fair value of fixed-rate mortgages and other notes payable	$9,189,538	$8,816,981
Discount rates assumed in calculation of fair value	4.81%	4.41%

9.    Rentals under Operating Leases

            Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume, as of December 31, 2003, are as follows:

2004	$1,131,455
2005	1,032,095
2006	922,152
2007	800,765
2008	676,384
Thereafter	2,188,490

$6,751,341

            Approximately 0.87% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10.    Capital Stock

            The Board of Directors is authorized to reclassify the excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the shareholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon Property without further action of the shareholders. The ability of the Board of Directors to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Simon Property.

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

  Subsequent Event

            At the time of the initial public offering of Simon Property's predecessor in 1993, the charter of the predecessor gave Melvin Simon, Herbert Simon, David Simon and certain of their affiliates (the "Simons") the right to elect four members of the Board of Directors, conditioned upon the Simons, or entities they control, maintaining specified levels of equity ownership in Simon Property's predecessor, the Operating Partnership and all of their subsidiaries. In addition, at that time, Melvin Simon & Associates, Inc. ("MSA"), acquired 3,200,000 shares of Class B common stock. MSA placed the Class B common stock into a voting trust under which the Simons were the sole trustees. These voting trustees had the authority to elect the four members of the Board of Directors. These same arrangements were incorporated into Simon Property's Charter in 1998 during the combination of its predecessor and Corporate Property Investors, Inc.

            On March 1, 2004, Simon Property and the Simons completed a restructuring transaction in which MSA exchanged 3,192,000 Class B common shares for an equal number of shares of common stock in accordance with our Charter. Those shares continue to be owned by MSA and remain subject to a voting trust under which the Simons are the sole voting trustees. MSA exchanged the remaining 8,000 Class B common shares with David Simon for 8,000 shares of common stock and David Simon's agreement to create a new voting trust under which the Simons as voting trustees, hold and vote the remaining 8,000 shares of Class B common stock acquired by David Simon. As a result, these voting trustees have the authority to elect four of the members of the Board of Directors contingent on the Simons maintaining specified levels of equity ownership in Simon Property, the Operating Partnership and their subsidiaries.

  Common Stock Issuances

            On January 22, 2003, three limited partners exchanged 13,469 Units for 13,469 shares of common stock. On February 19, 2003, two limited partners exchanged 2,867,341 Units for 2,867,341 shares of common stock.

            We issued 733,617 shares of common stock related to employee stock options exercised during 2003. We used the net proceeds from the option exercises of approximately $17.5 million to acquire additional units of the Operating Partnership. The Operating Partnership used the net proceeds for general working capital purposes. We also issued 12,443,195 shares of common stock in connection with the conversions of the 6.5% Series B preferred stock.

            We issued 9,000,000 shares of common stock in a public offering on July 1, 2002. We used the net proceeds of $322.2 million to pay down a portion of the debt issued to finance the Rodamco acquisition.

  Preferred Stock

            The following table summarizes each of the authorized series of preferred stock of Simon Property:

	As of December 31,
	2003	2002
Series B 6.5% Convertible Preferred Stock, 5,000,000 shares authorized, 0 and 4,830,057 issued and outstanding	$—	$449,196
Series C 7.00% Cumulative Convertible Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series D 8.00% Cumulative Redeemable Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series E 8.00% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, 1,000,000 issued and outstanding	24,863	24,656
Series F 8.75% Cumulative Redeemable Preferred Stock, 8,000,000 shares authorized, 8,000,000 issued and outstanding	192,989	192,989
Series G 7.89% Cumulative Step-Up Premium Rate Preferred Stock, 3,000,000 shares authorized, 3,000,000 issued and outstanding	147,681	147,413
Series H Variable Rate Preferred Stock, 4,530,000 shares authorized, 78,012 and 0 issued and outstanding	1,950	—

	$367,483	$814,254

            Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays preferred distributions to Simon Property equal to the dividends paid on the preferred stock issued. "Preferred dividends of subsidiary" in the accompanying statements of operations and comprehensive income prior to July 1, 2001 represented distributions on preferred stock of SPG Properties, Inc., a former subsidiary of Simon Property that was merged into Simon Property on that date.

            Series A Convertible Preferred Stock.    During 2002, the remaining 49,839 shares of Simon Property Series A 6.5% Convertible Preferred Stock were converted into 1,893,651 shares of common stock. In addition, another 19,375 shares of common stock were issued to the holders of the converted shares in lieu of the cash dividends allocable to those preferred shares.

            Series B Convertible Preferred Stock.    On November 13, 2003, we announced that we would redeem the remaining shares of our 6.5% Series B Convertible Preferred Stock on December 15, 2003 at a redemption price of 105% of the liquidation value plus accrued and unpaid distributions to the redemption date or $106.34 per share. The holders of 4,297,989 shares of the preferred stock elected to convert each of these shares into 2.58605 shares of common stock of Simon Property prior to the redemption. We issued 11,114,672 million shares of common stock to the holders who exercised their conversion rights. On December 15, 2003 the remaining 18,340 shares of Series B preferred stock were redeemed for cash at the terms listed above with proceeds from the issuance of the Series H Variable Rate Preferred Stock.

            In addition, earlier in 2003 prior to the redemption, the holders of 513,728 shares of the preferred stock converted their preferred stock and we issued 1,328,523 shares of common stock to them.

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

            Series F Cumulative Redeemable Preferred Stock and Series G Cumulative Step-Up Premium Rate Preferred Stock.    The 8.75% Series F Cumulative Redeemable Preferred Stock may be redeemed at any time on or after September 29, 2006 at a liquidation value of $25.00 per share (payable solely out of the sale proceeds of other capital stock of Simon Property, which may include other series of preferred shares), plus accrued and unpaid dividends. The 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock are being accreted to their liquidation value and may be redeemed at any time on or after September 30, 2007 at a liquidation value of $50.00 per share (payable solely out of the sale proceeds of other capital stock of Simon Property, which may include other series of preferred shares), plus accrued and unpaid dividends. Beginning October 1, 2012, the rate on this series of preferred stock increases to 9.89% per annum. We intend to redeem the Series G Preferred Shares prior to October 1, 2012. Neither of these series of preferred stock has a stated maturity or is convertible into any other securities of Simon Property. Neither series is subject to any mandatory redemption provisions, except as needed to maintain or bring the direct or indirect ownership of the capital stock of Simon Property into conformity with REIT requirements. The Operating Partnership pays a preferred distribution to Simon Property equal to the dividends paid on the preferred stock.

            Series H Variable Rate Preferred Stock.    To fund the redemption of the Series B Preferred Stock, we issued 3,328,540 shares of Series H Variable Rate Preferred Stock for $83.2 million. Series H Variable Rate Preferred Stock is not redeemable at the option of the holders, but was redeemable at any time prior to March 15, 2004 or after March 15, 2009 at specified prices. We repurchased 3,250,528 shares of the Series H Preferred Stock for $81.3 million on December 17, 2003. On January 7, 2004 we repurchased the remaining 78,012 shares for $1.9 million.

  Limited Partners' Preferred Interests in the Operating Partnership

            The following table summarizes each of the authorized preferred units of the Operating Partnership:

	As of December 31,
	2003	2002
7.75%/8.00% Cumulative Redeemable Preferred Units, 900,000 shares authorized, 822,588 and 0 issued and outstanding	$82,259	$—
7.5% Cumulative Redeemable Preferred Units, 260,000 units authorized, 251,096 and 0 issued and outstanding	25,109	—
7% Cumulative Convertible Preferred Units, 2,700,000 units authorized, 2,600,895 issued and outstanding	72,825	72,825
8.00% Cumulative Redeemable Preferred Units, 2,700,000 units authorized, 2,600,895 issued and outstanding	78,027	78,027

	$258,220	$150,852

            7.75%/8.00% Cumulative Redeemable Preferred Units.    During 2003, in connection with the purchase of additional interest in Kravco, the Operating Partnership issued 7.75%/8.00% Cumulative Redeemable Preferred Units (the "7.75% Preferred Units") that accrue cumulative dividends at a rate of 7.75% of the liquidation value for the period beginning December 5, 2003 and ending December 31, 2004, 8.00% of the liquidation value for the period beginning January 1, 2005 and ending December 31, 2009, 10.00% of the liquidation value for the period beginning January 1, 2010 and ending December 31, 2010, and 12% of the liquidation value thereafter. These dividends are payable quarterly in arrears. A unitholder may require the Operating Partnership to repurchase the 7.75% Preferred Units on or after January 1, 2009 or any time the aggregate liquidation value of the outstanding units exceeds 10% of the book value of partners' equity of the Operating Partnership. The Operating Partnership may redeem the 7.75% Preferred on or after January 1, 2011 or earlier upon the occurrence of certain tax triggering events. Our intent is to redeem these units after January 1, 2009 after the occurrence of a tax triggering event. The redemption is liquidation value plus accrued and unpaid distributions, payable in cash or interest in one or more properties mutually agreed upon.

            7.5% Cumulative Redeemable Preferred Units.    The Operating Partnership issued 7.5% Cumulative Redeemable Preferred Units (the "7.5% Preferred Units") in connection with the purchase of additional interest in Kravco. The 7.5% Preferred Units accrue cumulative dividends at a rate of $7.50 annually, which is payable quarterly in arrears. The Operating Partnership may redeem the 7.5% Preferred Units on or after November 10, 2013 unless there is the occurrence of certain tax triggering events such as death of the initial unit holder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The 7.5% Preferred Units' redemption price is liquidation value plus accrued and unpaid distributions, payable either in cash or shares of common stock. In the event of the death of a holder of the 7.5% Preferred Units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the Preferred Unitholder may require the Operating Partnership to redeem the 7.5% Preferred Units payable at the option of the Operating Partnership in either cash or shares of common stock.

            7.00% Cumulative Convertible Preferred Units.    The 7.00% Cumulative Convertible Preferred Units (the "7.00% Preferred Units") accrue cumulative dividends at a rate of $1.96 annually, which is payable quarterly in arrears. The 7.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into either a like number of shares of 7.00% Cumulative Convertible Preferred Stock of Simon Property with terms substantially identical to the 7.00% Preferred Units or Units of the Operating Partnership at a ratio of 0.75676 to one provided that the closing stock price of Simon Property's common stock exceeds $37.00 for any three consecutive trading days prior to the conversion date. The Operating Partnership may redeem the 7.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in Units. In the event of the death of a holder of the 7.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the 7.00% Preferred Units at liquidation value payable at the option of the Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or shares of common stock.

            8.00% Cumulative Redeemable Preferred Units.    The 8.00% Cumulative Redeemable Preferred Units (the "8.00% Preferred Units") accrue cumulative dividends at a rate of $2.40 annually, which is payable quarterly in arrears. The 8.00% Preferred Units are each paired with one 7.00% Preferred Unit or with the Units into which the 7.00% Preferred Units may be converted. The Operating Partnership may redeem the 8.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in either new preferred units of the Operating Partnership having the same terms as the 8.00% Preferred Units, except that the distribution coupon rate would be reset to a then determined market rate, or in Units. The 8.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into 8.00% Cumulative Redeemable Preferred Stock of Simon Property with terms substantially identical to the 8.00% Preferred Units. In the event of the death of a holder of the 8.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the 8.00% Preferred Units owned by such holder at their liquidation value payable at the option of the Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or shares of common stock.

  Notes Receivable from Former CPI Shareholders

            Notes receivable of $17,926 from former Corporate Property Investors, Inc. ("CPI") shareholders, which result from securities issued under CPI's executive compensation program and were assumed in our merger with CPI, are reflected as a deduction from capital in excess of par value in the statements of shareholders' equity in the accompanying financial statements. Certain of such notes totaling $277 bear interest at rates ranging from 6.00% to 7.50%. The remainder of the notes do not bear interest and become due at the time the underlying shares are sold.

  The Simon Property Group 1998 Stock Incentive Plan

            We have a stock incentive plan (the "1998 Plan"), which provides for the grant of equity-based awards during a ten-year period, in the form of options to purchase shares ("Options"), stock appreciation rights ("SARs"), restricted stock grants and performance unit awards (collectively, "Awards"). Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Code and Options which are not so qualified. Through 2001, the Company had reserved for issuance 6,300,000 shares under the 1998 Plan. In 2002, an additional 5,000,000 shares were reserved for issuance, increasing the total to 11,300,000. Additionally, the partnership agreement require us to sell shares to the Operating Partnership, at fair value, sufficient to satisfy the exercising of stock options, and for us to purchase Units for cash in an amount equal to the fair market value of such shares.

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

            Automatic Awards For Eligible Directors.    Prior to May 7, 2003, the 1998 Plan provided for automatic grants of Options to directors ("Director Options") of Simon Property who are not also our employees or employees of our affiliates ("Eligible Directors"). Each Eligible Director was automatically granted Director Options to purchase 5,000 shares upon the director's initial election to the Board, and upon each re-election, an additional 3,000 Director Options multiplied by the number of calendar years that had elapsed since such person's last election to the Board. The exercise price of Director Options is equal to the fair market value of the shares on the date of grant. Director Options vest and become exercisable on the first anniversary of the date of grant or in the event of a "Change in Control" as defined in the 1998 Plan. The last year during which Eligible Directors received awards of Director Options was 2002.

            Pursuant to an amendment to the 1998 Plan approved by the stockholders effective May 7, 2003, Eligible Directors now receive annual grants of restricted stock in lieu of Director Options. Each Eligible Director receives on the first day of the first calendar month following his or her initial election as a director, a grant of 1,000 shares of restricted stock. Thereafter, as of the date of each annual meeting of the Company's stockholders, Eligible Directors who are re-elected as directors receive a grant of 1,000 shares of restricted stock. In addition, Eligible Directors who serve as chairpersons of the standing committees of the Board of Directors receive an additional annual grant in the amount of 500 shares of restricted stock (in the case of the Audit Committee) or 300 shares of restricted stock (in the case of all other standing committees).

            Each award of restricted stock vests in four equal annual installments on January 1 of each year, beginning in the year following the year in which the award occurred. If a director otherwise ceases to serve as a director before vesting, the unvested portion of the award terminates. Any unvested portion of a restricted stock award vests if the director dies or becomes disabled while in office or has served a minimum of five annual terms as a director, but only if the Compensation Committee or full Board of Directors determines that such vesting is appropriate. The restricted stock also vests in the event of a "Change in Control."

            Once vested, the delivery of any shares with respect to a restricted stock award (including reinvested dividends) is deferred under our Director Deferred Compensation Plan until the director retires, dies or becomes disabled or otherwise no longer serves as a director. The Eligible Directors may vote and are entitled to receive dividends on the shares underlying the restricted stock awards; however, any dividends on the shares underlying restricted stock awards must be reinvested in shares and held in the Director Deferred Compensation Plan until the shares underlying a restricted stock award are delivered to the former director.

            In addition to automatic awards, Eligible Directors may be granted discretionary awards under the 1998 Plan.

            Restricted Stock.    The 1998 Plan also provides for shares of restricted common stock of Simon Property to be granted to certain employees at no cost to those employees, subject to growth targets established by the Compensation Committee (the "Restricted Stock Program"). Restricted stock is issued on the grant date and vests annually in four installments of 25% each beginning on January 1 following the year in which the restricted stock is awarded. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to shareholders' equity and subsequently amortized against our earnings over the vesting period. Through December 31, 2003 a total of 3,057,571 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards are summarized in the following table for each of the years presented:

	For the Year Ended December 31,
	2003	2002	2001
Restricted stock shares awarded, net of forfeitures	380,835	(21,070)	454,726
Weighted average grant price	$33.03	$0.00	$25.85
Amortization expense	$10,355	$8,957	$11,512

            The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	December 31,
	2002	2001
Weighted Average Fair Value per Option	$2.78	$1.82
Expected Volatility	18.7%	20.45-20.58%
Risk-Free Interest Rate	4.85%	4.85-5.33%
Dividend Yield	6.9%	7.36-7.83%
Expected Life	6 years	10 years

            The weighted average remaining contract life for options outstanding as of December 31, 2003 was 5.89 years. In 2002, we changed our accounting for stock options to the fair value method. The impact on pro forma net income and earnings per share as a result of applying the fair value method, as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, which requires entities to measure compensation costs measured at the grant date based on the fair value of the award, was not material.

            Information relating to Director Options and Employee Options from December 31, 2000 through December 31, 2003 is as follows:

	Director Options		Employee Options
	Options	Option Price per Share (1)	Options	Option Price per Share (1)
Shares under option at December 31, 2000	154,720	$25.67	2,513,066	$24.55

Granted	26,000	26.09	1,085,836	25.40
Exercised	(11,000)	24.93	(372,226)	22.99
Forfeited	—	N/A	(48,925)	23.94

Shares under option at December 31, 2001	169,720	$25.86	3,177,751	$25.03

Granted	24,000	33.68	—	—
Exercised	(6,360)	22.29	(665,476)	23.44
Forfeited	(9,000)	27.05	(7,225)	24.25

Shares under option at December 31, 2002	178,360	$26.97	2,505,050	$25.46

Granted	—	N/A	—	N/A
Exercised	(86,000)	26.43	(647,617)	23.44
Forfeited	—	N/A	(5,400)	25.54

Shares under option at December 31, 2003	92,360	$27.48	1,852,033	$26.16

Exercise price range		$22.25-$33.68		$22.25-$30.38

Options exercisable at December 31, 2001	143,720	$25.81	1,753,218	$25.11

Options exercisable at December 31, 2002	154,360	$25.93	1,695,750	$25.67

Options exercisable at December 31, 2003	92,360	$27.48	1,552,983	$26.28

(1)
Represents the weighted average price when multiple prices exist.

            We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

  Exchange Rights

            Limited partners in the Operating Partnership have the right to exchange all or any portion of their Units for shares of common stock on a one-for-one basis or cash, as selected by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of Simon Property's common stock at that time. At December 31, 2003, we had reserved 60,591,896 shares for possible issuance upon the exchange of Units.

11.    Commitments and Contingencies

  Litigation

            Triple Five of Minnesota, Inc., a Minnesota corporation, v. Melvin Simon, et. al. On or about November 9, 1999, Triple Five of Minnesota, Inc. commenced an action in the District Court for the State of Minnesota, Fourth Judicial District, against, among others, Mall of America, certain members of the Simon family and entities allegedly controlled by such individuals, and us. The action was later removed to federal court. Two transactions form the basis of the complaint: (i) the sale by Teachers Insurance and Annuity Association of America of one-half of its partnership interest in Mall of America Company and Minntertainment Company to the Operating Partnership and related entities; and (ii) a financing transaction involving a loan in the amount of $312.0 million obtained from The Chase Manhattan Bank that is secured by a mortgage placed on Mall of America's assets. The complaint, which contains twelve counts, seeks remedies of unspecified damages, rescission, constructive trust, accounting, and specific performance. Although the complaint names all defendants in several counts, we are specifically identified as a defendant in connection with the sale by Teachers. On August 12, 2002, the court granted in part and denied in part motions for partial summary judgment filed by the parties.

            Trial on all of the equitable claims in this matter began June 2, 2003. On September 10, 2003, the court issued its decision in a Memorandum and Order (the "Order"). In the Order, the court found that certain entities and individuals, breached their fiduciary duties to Triple Five. The court did not award Triple Five damages but instead awarded Triple Five equitable and other relief and imposed a constructive trust on that portion of the Mall of America owned by us. Specifically, as it relates to us, the court ordered that Triple Five was entitled to purchase from us the one-half partnership interest that we purchased from Teachers in October 1999, provided Triple Five remits to us the sum of $81.38 million within nine months of the Order. The court further held that we must disgorge all net profits that we received as a result of our ownership interest in the Mall from October 1999 to the present. The court has appointed a Special Master to determine net profits. The court also held that the current day-to-day management of the Mall remains unchanged unless and until Triple Five purchases our interest in the Mall.

            We disagree with many aspects of the Order and have appealed the Order to the United States Court of Appeals for the Eighth Circuit. We are currently working with the Special Master appointed by the court. It is not possible to provide an assurance of the ultimate outcome of the litigation.

            As a result of the Order, we recorded a $6.0 million loss that is included in "Gain (loss) on sales of assets and other, net" in the accompanying statements of operations and comprehensive income, reflecting our estimate of the financial impact to us from complying with the Order and we have ceased recording any contribution to either net income or Funds from Operations ("FFO") from Mall of America.

            We are currently not subject to any other material litigation other than routine litigation, claims and administrative proceedings arising in the ordinary course of business. We believe that such routine litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations.

  Lease Commitments

            As of December 31, 2003, a total of 30 of the consolidated Properties are subject to ground leases. The termination dates of these ground leases range from 2005 to 2090. These ground leases generally require us to make payments of a fixed annual rent, or a fixed annual rent plus a participating percentage over a base rate based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense and discontinued operations as follows:

For the year ended December 31,
2003	2002	2001
$17,028	$13,984	$13,786

            Future minimum lease payments due under such ground leases for each of the next five years ending December 31 and thereafter are as follows:

2004	$11,180
2005	13,508
2006	13,619
2007	13,767
2008	14,004
Thereafter	608,878

$674,956

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

            The events of September 11, 2001 affected our insurance programs. Although insurance rates remain high, since the President signed into Law the Terrorism Risk Insurance Act (TRIA) in November of 2002, the price of terrorism insurance has steadily decreased, while the available capacity has been substantially increased. As a result, we have purchased two separate terrorism insurance programs, one for one individual Property and a second covering all other properties. Each program provides limits up to $600 million per occurrence and covers both Certified (Foreign) and Non-Certified (Domestic) acts of terrorism. The coverage is written on an "all risk" policy form that eliminates the policy aggregates associated with our previous terrorism policies. These policies are in place throughout the remainder of 2004. We believe we are in compliance with all insurance provisions of our debt agreements regarding insurance coverage.

  Guarantees of Indebtedness

            Joint venture debt is the liability of the joint venture, is typically secured by the joint venture Property, and is non-recourse to us. As of December 31, 2003, we have guaranteed or have provided letters of credit to support $93.8 million of our total $2.7 billion share of joint venture mortgage and other indebtedness in the event the joint venture partnership defaults under the terms of the mortgage. The mortgages guaranteed are secured by the property of the joint venture partnership and could be sold in order to satisfy the outstanding obligation.

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

  Energy Management Services

            On September 30, 1999, the Operating Partnership entered into multi-year agreements with affiliates of Enron Corporation, for Enron Corporation to supply or manage all of the energy commodity requirements for the wholly-

owned Properties and to provide certain services in connection with our tenant electricity redistribution program. Subsequently, many of our joint venture Properties entered into similar agreements. As a result of Enron Corporation's December 2001 bankruptcy filing and ensuing failure to perform under the agreements, we assumed control over the management of our energy assets throughout the Portfolio. On August 29, 2002, the United States Bankruptcy Court for the Southern District of New York entered an order approving the terms of a negotiated settlement of all claims existing between our wholly owned and joint venture Properties, and Enron Corporation. As a result, all parties have been legally relieved of performance under the agreements. After reaching a negotiated settlement for both our and Enron Corporation's pre and post petition claims, and recognizing the unamortized portion of deferred revenue from a rate restructure agreement in 2001, we recorded $8.6 million of revenue, net, in 2002 that is included in other income in the accompanying statement of operations and comprehensive income.

  Taubman Centers, Inc Tender Offer

            On December 5, 2002, Simon Property Acquisitions, Inc., our wholly-owned subsidiary, commenced a tender offer to acquire all of the outstanding shares of Taubman Centers, Inc. ("Taubman") and on January 15, 2003, Westfield America, Inc., the U.S. subsidiary of Westfield America Trust, joined our tender offer. On October 8, 2003, we and Westfield America, Inc. withdrew our joint tender offer. As a result we expensed deferred acquisition costs of $10.6 million, net, related to this acquisition. These expenses are included in "Costs related to withdrawn tender offer" in the accompanying statement of operations and comprehensive income. The withdrawal of the tender offer followed the enactment of a law, which amended the Michigan Control Share Acquisitions Act and which allowed the Taubman family group to effectively block our ability to conclude the tender offer.

12.    Related Party Transactions

            The Management Company provides management, insurance, and other services to Melvin Simon & Associates, Inc. ("MSA"), a related party, and other non-owned properties. Amounts for services provided by the Management Company and its affiliates to our unconsolidated joint ventures and MSA were as follows:

	For the year ended December 31,
	2003	2002	2001
Amounts charged to unconsolidated joint ventures	$63,779	$55,199	$46,851
Amounts charged to properties owned by related parties	$3,491	3,146	3,120
Amounts charged to MSA	$1,250	$1,250	$1,250

            On December 28, 2000, Montgomery Ward LLC and certain of its related entities ("Ward") filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. On March 1, 2001, Kimco Realty Corporation led the formation of a limited liability company, Kimsward LLC ("Kimsward"). Kimsward acquired the right from the Bankruptcy Court to designate persons or entities to whom the Ward real estate assets were to be sold. The Management Company's interest in Kimsward was 18.5%. During 2001 the Management Company recorded $18.3 million of equity in income from Kimsward. In addition, in 2001 the Operating Partnership charged the Management Company a $5.7 million fee for services rendered to the Management Company in connection with the Kimsward transactions, which is included in other income in the accompanying statements of operations. The Management Company recorded $1.4 million of equity in income, before tax for the year ended December 31, 2002. The remaining investment in Kimsward at December 31, 2003 is not material.

13.    New Accounting Pronouncements

            In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 provides disclosure requirements to be made by a guarantor about its obligations under certain guarantees as well as clarifies when a guarantor is required to recognize, at the inception of a guarantee, a liability for undertaking the obligation. FIN 45 was effective for guarantees issued or modified after December 31, 2002. From time to time we may enter into guarantee arrangements on behalf of our unconsolidated joint venture entities, however, the relative amount of these guarantees to the overall amount of our share of joint venture indebtedness is not material. In addition, the impact of the adoption of FIN 45 was not material to our financial statements during the year ended December 31, 2003.

            In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This pronouncement initially affected our limited life consolidated partnerships that have a minority limited partner and that include a termination date in their respective partnership agreements at which point the partnership must redeem the outstanding equity interests for cash. However, on October 29, 2003, the FASB deferred recording the provisions of SFAS No. 150 that applied to limited life subsidiaries indefinitely. As a result, we do not have any instruments that qualify within the scope of SFAS No. 150 as of December 31, 2003. In ten of our partnerships the applicable partnership agreements provide for a contractual termination date based on specific dates or events. SFAS No. 150 requires disclosure of the estimated settlement value of these non-controlling interests. As of December 31, 2003 the estimated settlement value of these non-controlling interests was approximately $38.8 million.

            In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"). On December 24, 2003, the FASB announced that it had delayed the effective date of this interpretation to periods ending after March 15, 2004 for certain variable interest entities, including the majority of our potentially affected entities. FIN 46 requires the consolidation of entities that meet the definition of a variable interest entity in which an enterprise absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, we consolidate entities that we control, as defined in Note 2.

            Our joint venture interests in variable interest entities consist of real estate assets and are for the purpose of owning, operating and/or developing real estate. Our property partnerships rely primarily on financing from third party lenders, which is secured by first liens on the Property of the partnership and partner equity. Our maximum exposure to loss as a result of our involvement in these partnerships is represented by the carrying amount of our investments in unconsolidated entities as disclosed on the accompanying balance sheets plus our guarantees of joint venture debt as disclosed in Note 11. We are currently finalizing the evaluation of the full effects of the issuance of FIN 46 on the accounting for our ownership interests in each unconsolidated entity. However, we believe that we will consolidate at least two of our investments in unconsolidated entities as a result of the adoption of FIN 46. We will adopt the interpretation for the variable interest entities subject to the delayed effective date on March 31, 2004.

            We have consolidated one joint venture property that was created in 2003 for the purpose of developing one regional mall. The carrying amount of the property's investment property at cost was approximately $40 million as of December 31, 2003 and the property serves as collateral for the entity's debt obligation. The creditors of the VIE have recourse to the extent of our guarantee of $38 million as of December 31, 2003 that is included in the total amount of guarantees disclosed in Note 11.

14.    Quarterly Financial Data (Unaudited)

            Summarized quarterly 2003 and 2002 data is summarized in the table below and the amounts have been restated from previously disclosed amounts due to the sale in the fourth quarter of 2003 of properties (see Note 4). The results of operations of these properties were reclassified to discontinued operations (see Note 3):

2003	First Quarter	Second Quarter		Third Quarter		Fourth Quarter
Total revenue	$534,863	$557,253		$561,676		$659,861
Operating income	218,563	227,900		220,570		307,752
Income from Continuing Operations	84,980	99,585		87,084		180,251
Net income available to common shareholders	55,140	50,292		42,721		165,424
Income from Continuing Operations per share — Basic	$0.26	$0.33		$0.28		$0.66
Net income per share — Basic	$0.29	$0.27		$0.23		$0.86
Income from Continuing Operations per share — Diluted	$0.26	$0.32		$0.27		$0.64
Net income per share — Diluted	$0.29	$0.26		$0.22		$0.83
Weighted average shares outstanding	187,070,456	189,037,143		189,165,175		192,532,892
Diluted weighted average shares outstanding	187,744,825	189,827,171		190,059,806		202,766,825
2002
Total revenue	$480,169	$501,578		$536,302		$606,103
Operating income	197,166	215,669		225,545		279,876
Income from Continuing Operations	57,393	251,860	(1)	93,980		141,915
Net income available to common shareholders	30,006	173,170		58,903		96,308
Income from Continuing Operations per share — Basic	$0.18	$0.97		$0.31		$0.50
Net income per share — Basic	$0.17	$0.99		$0.32		$0.52
Income before extraordinary items and cumulative effect of accounting change per share — Diluted	$0.18	$0.95		$0.31		$0.50
Net income per share — Diluted	$0.17	$0.97		$0.32		$0.52
Weighted average shares outstanding	173,946,083	174,434,562		185,532,407	(2)	185,539,192
Diluted weighted average shares outstanding	174,528,801	189,457,086		186,261,860		186,193,567

(1)
— Includes net gains on sales of assets of $170.3 million.

(2)
— Includes the issuance of 9,000,000 shares of stock on July 1, 2002.

QuickLinks

  EXHIBIT 13.1
SIMON PROPERTY GROUP, INC. NOTES TO FINANCIAL STATEMENTS (Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)