Form 10-K, Exhibit 13
period 2004-12-31
SIMON PROPERTY GROUP INC /DE/
filed 2005-03-16
CIK 1063761

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13.1

        The following tables set forth selected financial data. The selected financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Amounts represent the combined amounts for Simon Property and SPG Realty Consultants, Inc. ("SPG Realty") for all periods as of or for the years ended December 31, 2000 to December 31, 2002 and Simon Property thereafter. SPG Realty, Simon Property's former "paired share" affiliate merged into Simon Property on December 31, 2002. Other data we believe is important in understanding trends in Simon Property's business is also included in the tables.

Selected Financial Data

	As of or for the Year Ended December 3l,
	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)
	(in thousands, except per share data)
OPERATING DATA:
Total consolidated revenue (6)	$2,641,751	$2,300,214	$2,113,701	$2,048,835	$2,020,751
Income from continuing operations (6)	450,405	449,078	542,978	282,460	346,770
Net income available to common stockholders	$300,647	$313,577	$358,387	$147,789	$186,528
BASIC EARNINGS PER SHARE:
Income from continuing operations	$1.45	$1.52	$1.91	$0.87	$1.13
Discontinued operations	—	0.13	0.08	—	—
Cumulative effect of accounting change	—	—	—	(0.01)	(0.05)

Net income	$1.45	$1.65	$1.99	$0.86	$1.08

Weighted average shares outstanding	207,990	189,475	179,910	172,669	172,895
DILUTED EARNINGS PER SHARE:
Income from continuing operations	$1.44	$1.52	$1.91	$0.86	$1.13
Discontinued operations	—	0.13	0.08	—	—
Cumulative effect of accounting change	—	—	—	(0.01)	(0.05)

Net income	$1.44	$1.65	$1.99	$0.85	$1.08

Diluted weighted average shares outstanding	208,857	190,299	181,501	173,028	172,994
Distributions per share (2)	$2.60	$2.40	$2.18	$2.08	$2.02
BALANCE SHEET DATA:
Cash and cash equivalents	$520,084	$535,623	$397,129	$259,760	$223,111
Total assets	22,070,019	15,684,721	14,904,502	13,810,954	13,937,945
Mortgages and other indebtedness	14,586,393	10,266,388	9,546,081	8,841,378	8,728,582
Stockholders' equity	$4,642,606	$3,338,627	$3,467,733	$3,214,691	$3,064,471
OTHER DATA:
Cash flow provided by (used in): (5)
Operating activities	$1,082,858	$951,967	$882,990	$859,062	$743,519
Investing activities	(2,745,697)	(761,663)	(785,730)	(351,310)	(134,237)
Financing activities	1,647,300	(51,810)	40,109	(471,103)	(543,803)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (3)	1.69x	1.51x	1.63x	1.33x	1.37x

Funds from Operations (FFO) (4)	$1,181,924	$1,041,105	$936,356	$786,635	$781,937

FFO allocable to Simon Property	$920,196	$787,467	$691,004	$571,974	$567,532

Notes

(1)
On October 14, 2004 Simon Property acquired Chelsea Property Group, Inc. On May 3, 2002, Simon Property jointly acquired Rodamco North America N.V. In the accompanying financial statements, Note 2 describes the basis of presentation and Note 4 describes acquisitions and disposals.

(2)
Represents distributions declared per period.

(3)
The ratios for 2004, 2003, and 2002 have been restated for the reclassification of discontinued operations described in Note 3. 2002 includes $162.0 million of gains on sales of assets, net, and excluding these gains the ratio would have been 1.42x. 2001 includes a $47,000 impairment charge (see Note 4 to the accompanying financial statements). Excluding this charge the ratio would have been 1.39x in 2001.

(4)
FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition and reconciliation of FFO.

(5)
Certain reclassifications have been made to prior period cash flow information to conform to the current year presentation.

(6)
Before allocation to Limited Partners.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Simon Property Group, Inc. and Subsidiaries

            You should read the following discussion in conjunction with the financial statements and notes thereto that are included in this Annual Report to Stockholders. Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties incidental to the ownership and operation of commercial real estate include, but are not limited to: national, international, regional and local economic climates, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks associated with acquisitions, the impact of terrorist activities, environmental liabilities, maintenance of REIT status, the availability of financing, and changes in market rates of interest and fluctuations in exchange rates of foreign currencies. We undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Overview

            Simon Property Group, Inc. ("Simon Property") is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust ("REIT"). To qualify as a REIT, a company must distribute at least 90 percent of its taxable income to its stockholders annually. Taxes are paid by stockholders on ordinary dividends received and any capital gains. Most states also follow this federal treatment and do not require REITs to pay state income tax. Simon Property Group, L.P. (the "Operating Partnership") is a majority-owned partnership subsidiary of Simon Property that owns all but one of our real estate properties. In this discussion, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

            We are engaged primarily in the ownership, operation, leasing, management, acquisition, expansion and development of real estate properties. Our real estate properties consist primarily of regional malls, Premium Outlet® centers and community shopping centers. As of December 31, 2004, we owned or held an interest in 297 income-producing properties in the United States, which consisted of 172 regional malls, 71 community shopping centers, 31 Premium Outlet centers and 23 other properties in 40 states plus Puerto Rico (collectively, the "Properties", and individually, a "Property"). Other Properties are properties that include retail space, office space, and/or hotel components. In addition, we also own interests in twelve parcels of land held in the United States for future development (together with the Properties, the "Portfolio"). Finally, we have ownership interests in 51 European shopping centers (France, Italy, Poland and Portugal); four Premium Outlet centers in Japan; one Premium Outlet center in Mexico; and one shopping center in Canada.

            The Operating Partnership's wholly-owned subsidiary, M.S. Management Associates, Inc. (the "Management Company") provides leasing, management, and development services to most of the Properties. In addition, insurance subsidiaries of the Management Company insure: the self-insured retention portion of our general liability program; the deductible associated with our workers' compensation programs; and provide reinsurance for the primary layer of general liability coverage to our third party maintenance providers while performing services under contract with us. Third party providers provide coverage above the insurance subsidiaries' limits.

  Operating Philosophy

            We seek growth in our earnings, funds from operations ("FFO"), and cash flows through:

  •
  focusing on our core business of regional malls,
  •
  acquiring individual properties or portfolios of properties, focusing on quality retail real estate. As part of our acquisition strategy, we review and evaluate a number of acquisition opportunities and evaluate each based on its compliment to our Portfolio,
  •
  pursuing new development as well as strategic expansion and renovation activity to enhance existing assets' profitability and market share when we believe the investment of our capital meets our risk-reward criteria. We seek to selectively develop new properties in major metropolitan areas that exhibit strong population and economic growth.

            To support this growth, our capital strategy is three-fold:

  •
  to provide the capital necessary to fund growth,
  •
  to maintain sufficient flexibility to access capital in many forms, both public and private, and
  •
  to manage our overall financial structure in a fashion that preserves our investment grade ratings.

            We own and operate investment properties which generate revenues primarily from long-term leases; therefore, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be approximately 15-20% of total outstanding indebtedness by setting interest modalities for each financing or refinancing based on current market conditions. We also enter into interest rate swap agreements as appropriate to assist in managing our interest rate risk. We believe this strategy is the most appropriate for the long term health of our company. Our credit facility (which was for a total of $1.25 billion at December 31, 2004) ("Credit Facility") provides a source of liquidity and flexibility in our capital strategy as our cash needs vary from time to time. In January of 2005, the Credit Facility was refinanced and was increased to $2 billion, at substantially equivalent terms, except that the rate was decreased 10 basis points.

            We derive our liquidity primarily from our leases that generate positive net cash flow from operations and distributions from unconsolidated entities that totaled $1.2 billion in 2004. We generate the majority of our revenues from leases with retail tenants including:

  •
  Base minimum rents, cart and kiosk rentals,
  •
  Overage and percentage rents based on tenants' sales volume, and
  •
  Recoveries of a significant amount of our recoverable expenditures, which consist of property operating, real estate tax, repairs and maintenance, and advertising and promotional expenditures.

            Revenues of the Management Company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed. We generate revenues from outlot land sales and, due to our size and tenant relationships, from the following:

  •
  Simon Brand Ventures ("Simon Brand") mall marketing initiatives, including the sale of gift cards. Simon Brand revenues include payment services, national media contracts, a national beverage contract and other contracts with national companies as well as the sale of bank-issued gift cards under the Simon brand.
  •
  Simon Business Network ("Simon Business") property operating services to our tenants and others resulting from its relationships with vendors.

  Results Overview

            Our core business fundamentals remained stable during 2004. Regional mall comparable sales per square foot ("psf") strengthened in 2004, increasing 6.1% to $427 psf from $402 in 2003, as the overall economy begins to show signs of recovery and as a result of the disposition of lower quality properties. Our regional mall average base rents increased 3.8% to $33.50 psf from $32.26 psf. In addition, we maintained strong regional mall leasing spreads of $5.74 psf in 2004 decreasing from $8.29 psf in 2003. The regional mall leasing spread for 2004 includes new store leases signed at an average of $39.33 psf initial base rents as compared to $33.59 psf for store leases terminating or expiring in the same period. Our same store leasing spread for 2004 was $4.99 or a 12.8% growth rate and is calculated by comparing leasing activity completed in 2004 with the prior tenants' rents for those exact same spaces. Finally, our regional mall occupancy was up by 30 basis points to 92.7% as of December 31, 2004 from 92.4% as of December 31, 2003.

            During 2004, we completed acquisitions of 62 properties and increased our ownership in five core Properties through the following transactions aggregating $5.8 billion:

  •
  On February 5, 2004 we purchased a 95% interest in Gateway Shopping Center in Austin, Texas for approximately $107.0 million.
  •
  On April 1, 2004, we increased our ownership interest in Mall of Georgia Crossing from 50% to 100% for approximately $26.3 million, including the assumption of our $16.5 million share of debt.

  •
  On April 27, 2004, we increased our ownership interest in Bangor Mall and Montgomery Mall to approximately 67.6% and 54.4%, respectively for approximately $67.0 million, including the assumption of our $16.8 million share of debt.
  •
  On May 4, 2004, we purchased a 100% interest in Plaza Carolina in San Juan, Puerto Rico for approximately $309.0 million.
  •
  On October 14, 2004, we completed our acquisition of Chelsea Property Group, Inc. (Chelsea). The acquisition included 32 Premium Outlets, 4 Premium Outlets in Japan, 3 community centers, 21 other retail centers, 1 Premium Outlet in Mexico, and its development portfolio. The purchase price was approximately $5.2 billion including the assumption of debt. As a result, we acquired the remaining 50% interests in two Premium Outlets in Las Vegas and Chicago, which resulted in our owning a 100% interest in these Properties which were previously accounted for under the equity method of accounting.
  •
  On November 19, 2004, we increased our ownership interest in Lehigh Valley, located in Whitehall, Pennsylvania, to 37.6% for approximately $42.3 million, including the assumption of our $25.9 million share of debt.
  •
  Finally, on December 15, 2004, we increased our ownership interest in Woodland Hills, located in Tulsa, Oklahoma, to approximately 94.5% for $119.5 million, including the assumption of our $39.7 million share of debt.

            We invested approximately $459.0 million in development and redevelopment/expansion opportunities in 2004 for our consolidated properties. We also invested additional amounts through our joint venture interests. We opened the following properties in 2004:

  •
  Clay Terrace, a 570,000 square foot upscale center located north of Indianapolis, Indiana. Clay Terrace is an open-air shopping center, incorporating a mix of anchor stores, specialty retail stores, unique restaurants and Class A office space. We own the center in a 50/50 joint venture.
  •
  Phase III expansion of The Forum Shops at Caesars in Las Vegas, a 175,000 square feet expansion for luxury designers, restaurants, and unique retailers. Simon Property owns 100% of Forum Shops.
  •
  Chicago Premium Outlets, a 438,000 square foot center located in Aurora, Illinois, 35 miles West of Chicago.

            We expect to invest in excess of $304.5 million in 2005 on development and redevelopment/expansion opportunities on consolidated and joint venture Properties, including the following developments:

  •
  St. Johns Town Center, a 1.5 million square foot open-air retail project, is under construction in Jacksonville, Florida. The project is comprised of a village component, a community center and a hotel. We will own 85% of this project until certain financial performance hurdles are met, at which time ownership will be 50/50. Gross costs are expected to approximate $158 million.
  •
  Seattle Premium Outlets is an upscale outlet center under construction in Tulalip, Washington. The center will comprise 383,000 square feet. Gross costs are expected to approximate $58 million and we own 100% of this project.
  •
  Wolf Ranch is a 670,000 square foot community center located north of Austin, Texas in Georgetown. It will be an open-air, mixed-use shopping center containing a mix of anchor stores, specialty retail stores and unique restaurants. Gross costs are expected to approximate $98 million and we own 100% of this project.
  •
  Firewheel Town Center is a 785,000 square foot open-air regional shopping center located in Garland, Texas. Gross costs are expected to approximate $132 million and we own 100% of this project.
  •
  Rockaway Plaza is a 250,000 square foot community center located in Rockaway, New Jersey, adjacent to our Rockaway Townsquare. Gross costs are expected to approximate $39 million and we own 100% of this project.
  •
  The Town Center at Coconut Point is an open-air mainstreet regional shopping center that is part of a 482 acre master planned community named Coconut Point located in Estero/Bonita Springs, Florida. The Town Center at Coconut Point will contain approximately 1.2 million square feet of retail space, 45,000 square feet of office condominiums and 305 condominium units. Gross costs are expected to approximate $242 million. Town Center at Coconut Point is a 50/50 joint venture.

            Finally, we increased our international presence with the acquisition of Chelsea through its Premium Outlet centers in Japan. We continue to be alert to additional opportunities in the international markets and look to continue to focus on our joint venture interests in Europe. Development activities in 2004 related to our international joint ventures included the following:

  •
  Arkadia, a 1.1 million square foot shopping center located in Warsaw, Poland. The project incorporates a hypermarket, approximately 200 retail shops, a home improvement center and a cinema. We hold a 34.7% interest in the center through our joint venture with European Retail Enterprises, B.V.

            Further, we expect development and redevelopment/expansion activity for 2005 for our international joint ventures to include the following activity:

  •
  Our Italian joint venture will continue construction of three shopping centers in Roma, Nola, and Guigliano, Italy with a total GLA of nearly 4 million.
  •
  Our Premium Outlet in Nagoya, Japan will undergo a 178,000 square foot expansion.

            Regarding financing activities, we lowered our overall borrowing rate by 42 basis points during the year as a result of our financing activities related to consolidated indebtedness. Our financing activities were highlighted by five significant transactions:

  •
  On January 20, 2004, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $500.0 million at a weighted average fixed interest rate of 4.21%. We used the net proceeds to reduce borrowings on our Credit Facility, to unencumber one Property, exchange other indebtedness and for general working capital purposes. We subsequently completed an exchange offer in which notes registered under the Securities Act of 1933 with the same economic terms and conditions were exchanged for the Rule 144A notes.
  •
  On February 26, 2004, we obtained a $250.0 million unsecured term loan which bears interest at LIBOR plus 65 basis points. The proceeds from this financing were used to pay off various unsecured term loans, with rates ranging from LIBOR plus 65 basis points to LIBOR plus 80 basis points, and for general working capital purposes.
  •
  On June 15, 2004, we refinanced a pool of seven cross-collateralized mortgages totaling $219.4 million with a $220.0 million variable-rate term loan. The original mortgages were to mature on December 15, 2004 and had an effective interest rate of 7.06%. The refinanced mortgages have a new maturity date of July 1, 2014 and have a weighted average interest rate of 5.90%. We also unencumbered one Property as part of this refinancing activity.
  •
  On August 11, 2004, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $900.0 million at a weighted average fixed interest rate of 5.29%. We received net proceeds of $890.6 million and used $585.0 million of the net proceeds to reduce borrowings on our Credit Facility, $150.0 million to retire fixed rate 7.75% unsecured notes, $120.7 million to unencumber two consolidated Properties with rates of LIBOR plus 130 basis points and LIBOR plus 150 basis points, with the remaining portion being used for general working capital purposes.
  •
  On October 12, 2004, in connection with the acquisition of Chelsea, we entered into an agreement and obtained unsecured borrowings of $1.8 billion (the Acquisition Facility) which matures on October 12, 2006. Base rate loans under the Acquisition Facility bear interest at a rate per annum equal to LIBOR plus 55 basis points.

  United States Portfolio Data

            The Portfolio data discussed in this overview includes the following key operating statistics: occupancy; average base rent per square foot; and comparable sales per square foot. We include acquired Properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. We do not include any Properties located outside of the U.S. The following table sets forth these key operating statistics for:

  •
  Properties that we control and which are consolidated in our consolidated financial statements;

  •
  Properties which we do not control that we account for under the equity method as unconsolidated joint ventures; and,
  •
  all Properties on a total Portfolio basis.

            We believe the total Portfolio data provides you with information helpful in evaluating not only the quality and growth potential of the Portfolio, but also the effectiveness of our management.

	2004	% Change(1)	2003	% Change(1)	2002	% Change(1)
Regional Malls
Occupancy
Consolidated	92.7%		92.2%		92.3%
Unconsolidated	92.6%		92.7%		93.5%
Total Portfolio	92.7%		92.4%		92.7%
Average Base Rent per Square Foot
Consolidated	$32.81	4.9%	$31.28	5.5%	$29.66	4.5%
Unconsolidated	$34.78	3.1%	$33.73	3.8%	$32.50	5.3%
Total Portfolio	$33.50	3.8%	$32.26	5.1%	$30.70	4.8%
Comparable Sales Per Square Foot
Consolidated	$411	5.9%	$388	3.8%	$374	1.6%
Unconsolidated	$460	7.8%	$427	0.5%	$425	2.4%
Total Portfolio	$427	6.1%	$402	2.9%	$391	2.0%
Premium Outlets
Occupancy	99.3%		—		—
Average Base Rent per Square Foot	$21.85		—		—
Comparable Sales Per Square Foot	$412		—		—
Community Shopping Centers
Occupancy
Consolidated	90.5%		87.1%		84.9%
Unconsolidated	94.7%		96.3%		91.2%
Total Portfolio	91.9%		90.2%		86.9%
Average Base Rent per Square Foot
Consolidated	$11.12	1.0%	$11.01	7.5%	$10.24	4.6%
Unconsolidated	$10.49	7.4%	$9.77	(0.9%)	$9.86	(0.6%)
Total Portfolio	$10.91	3.0%	$10.59	4.6%	$10.12	2.5%
Comparable Sales Per Square Foot
Consolidated	$222	5.5%	$210	6.6%	$197	2.0%
Unconsolidated	$200	(2.9%)	$206	1.6%	$203	(6.6%)
Total Portfolio	$215	2.9%	$209	4.8%	$199	(1.1%)

(1)
Percentages may not recalculate due to rounding.

            Occupancy Levels and Average Base Rents.    Occupancy and average base rent is based on mall and freestanding GLA owned by us ("Owned GLA") at mall and freestanding stores in the regional malls, all tenants at Premium Outlets, and all tenants at community shopping centers. We believe the continued growth in regional mall occupancy is primarily the result of the overall quality of our Portfolio. The result of the growth in occupancy is a direct or indirect increase in nearly every category of revenue. Our portfolio has maintained stable occupancy and increased average base rents, in the current economic climate.

            Comparable Sales per Square Foot.    Sales volume includes total reported retail sales at Owned GLA in the regional malls and all reporting tenants at Premium Outlets and community shopping centers. Retail sales at Owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

  International Property Data

            The following key operating statistics are provided for our international properties all of which are accounted for on the equity method of accounting. Discussion regarding our results of operations for our investment in unconsolidated entities is included in our year over year comparisons to follow. The values for Premium Outlets are provided for 2004 only as these investments were acquired as part of our acquisition of Chelsea in the fourth quarter of 2004.

	2004	2003
European Shopping Centers
Number of shopping centers	51	47
Total GLA (in millions of square feet)	10.90	8.90
Occupancy	96.0%	99.3%
Comparable sales per square foot	$526	N/A
Average rent per square foot	$34	N/A
International Premium Outlets (1)
Total number of Premium Outlets	4	—
Total GLA (in millions of square feet)	1.13	—
Occupancy	100%	—
Comparable sales per square foot	$821	—
Average rent per square foot	$82	—

(1)
Does not include Premium Outlets Punta Norte in Mexico, which opened December 2004.

Significant Accounting Policies

            Our significant accounting policies are described in detail in Note 3 of the Notes to Consolidated Financial Statements. The following briefly describes those accounting policies we believe are most critical to understanding our business:

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
  •
  We review Properties for impairment on a case-by-case basis whenever events or changes in circumstances indicate that our carrying value may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot. Changes in our estimates of the future undiscounted operating income before depreciation and amortization as well as the holding period for each Property could affect our conclusion on whether an impairment charge is necessary. We recognize an impairment of investment property when we estimate that the undiscounted operating income before depreciation and amortization is less than the carrying value of the Property. To the extent an impairment has occurred, we charge to income the excess of the carrying value of the Property over its estimated fair value. We may decide to sell Properties that are held for use and the sales prices of these Properties may differ from their carrying values.
  •
  To maintain our status as a REIT, we must distribute 90% of our taxable income in any given year and meet certain asset and income tests in addition to other requirements. Certain relief provisions were recently enacted, but are generally applicable for 2005 and subsequent years. We monitor our business and transactions that may potentially impact our REIT status. If we fail to maintain our REIT status, then we would be required to pay federal income taxes at regular corporate income tax rates during the period we did not qualify as a REIT. If we lost our REIT status, we could not elect to be taxed as a REIT for four years unless our failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded during those periods.

  •
  We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component. The most significant components of our allocations are typically the market value in-place leases and the allocation of fair value to the buildings, as if vacant, and land. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term.

Results of Operations

            In addition to the 2004 acquisitions and dispositions previously discussed, the following acquisitions, dispositions, and openings affected our consolidated results from continuing operations in the comparative periods:

  •
  On October 22, 2004, Phase III of The Forum Shops at Caesars in Las Vegas opened.
  •
  On August 20, 2003, we acquired a 100% interest in Stanford Shopping Center.
  •
  In the fourth quarter of 2003, we increased our ownership in Kravco Investments L.P. ("Kravco") that resulted in the consolidation of four Properties.
  •
  We acquired a 100% interest in 31 Premium Outlet Properties located in the U.S., an equity interest in five international Premium Outlets (four in Japan and one in Mexico), and 100% interest in 3 community centers and 21 other Properties.
  •
  On July 19, 2002, we acquired the remaining ownership interest in Copley Place that resulted in our consolidation of this Property. Our initial joint venture interest in this Property was acquired as part of our acquisition of Rodamco North America, N.V. ("Rodamco").
  •
  On May 3, 2002, we completed the Rodamco acquisition that added five new consolidated Properties.
  •
  During 2002, we sold seven of the nine assets that were held for sale as of December 31, 2001. We also sold two other non-core Properties in the fourth quarter of 2002.

            In addition to the 2004 acquisitions and dispositions previously discussed, the following acquisitions, dispositions, and openings affected our income from unconsolidated entities in the comparative periods:

  •
  On October 14, 2004, Clay Terrace in Carmel, Indiana opened.
  •
  The Kravco transactions increased our ownership percentages in 11 joint venture properties. Four of the Properties we now control and therefore they have been consolidated.
  •
  On May 10, 2004, we and our joint venture partner completed the construction and opened Chicago Premium Outlets.
  •
  On April 7, 2004, we sold the joint venture interest in a hotel property held by the Management Company, and on August 6, 2004, we completed the court ordered sale of our joint venture interest in Mall of America, in Minneapolis, Minnesota (see Item 3).
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
  •
  On April 1, 2002, we sold our interest in Orlando Premium Outlets. This property was acquired in the merger with Chelsea on October 14, 2004.

            As a result of the adoption of Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" ("FIN 46") on January 1, 2004, we consolidated the operations of two Properties, which were previously accounted for under the equity method.

            Our consolidated discontinued operations reflect results of the following Properties which were sold on various dates in 2003 and 2004:

  •
  Richmond Square, Mounds Mall, Mounds Mall Cinema and Memorial Mall on January 9, 2003
  •
  Forest Village Park Mall on April 29, 2003
  •
  North Riverside Park Plaza on May 8, 2003
  •
  Memorial Plaza on May 21, 2003
  •
  Fox River Plaza on May 22, 2003
  •
  Eastern Hills Mall on July 1, 2003
  •
  New Orleans Center on October 1, 2003
  •
  Mainland Crossing on October 28, 2003
  •
  SouthPark Mall on November 3, 2003
  •
  Bergen Mall on December 12, 2003
  •
  Hutchinson Mall on June 15, 2004
  •
  Bridgeview Court on July 22, 2004
  •
  Woodville Mall on September 1, 2004
  •
  Santa Fe Premium Outlets on December 28, 2004
  •
  Heritage Park Mall on December 29, 2004

            For the purposes of the following comparison between the years ended December 31, 2004 and December 31, 2003, the above transactions are referred to as the Property Transactions. In the following discussions of our results of operations, "comparable" refers to Properties open and operating throughout both the current and prior year.

            In addition to the Property Transactions, on March 14, 2003, we purchased the remaining ownership interest in Forum Shops which impacted our minority interest expense, depreciation expense, and interest expense. On January 1, 2003, the Operating Partnership acquired all of the remaining equity interests of the Management Company that resulted in the consolidation of the Management Company at that point. The Management Company was previously accounted for using the equity method during 2002.

  Year Ended December 31, 2004 vs. Year Ended December 31, 2003

            Minimum rents, excluding rents from our consolidated Simon Brand and Simon Business initiatives, increased $205.9 million during the period. The net effect of the Property Transactions increased minimum rents $172.5 million, including the amortization of $5.3 million of fair market value of acquired in-place leases as part of our acquisitions. Comparable base rents increased $33.4 million due principally to the leasing of space at higher rents that resulted in an increase in base rents of $23.4 million. In addition, increased rents from carts, kiosks, and renting unoccupied in-line space increased comparable rents from temporary tenant income by $12.7 million. Straight-line rents also increased by $5.1 million year over year.

            Overage rents increased $19.1 million of which $15.3 million related to the Property Transactions. Comparable overage rents increased $3.8 million.

            Tenant reimbursements increased $94.5 million of which the Property Transactions accounted for $79.2 million of the increase. The remaining portion of the increase was primarily due to increases in comparable recoverable expenditures amounting to $15.3 million.

            The Management Company recorded fee revenues of $53.2 million and insurance premium revenues of $17.3 million.

            Total other income, excluding consolidated Simon Brand and Simon Business initiatives, increased $6.0 million. The increase in other income was primarily due to increased outlot land sales of $11.2 million offset by a decline in lease settlement income of $2.8 million and interest income of $4.6 million.

            Consolidated revenues from Simon Brand and Simon Business initiatives increased $17.9 million to $117.8 million from $99.9 million. The increase in revenues is primarily due to:

  •
  increased revenue from our gift card program,
  •
  increased rents and fees from service providers,
  •
  increased advertising rentals, and
  •
  increased event and sponsorship income.

            The increased revenues from Simon Brand and Simon Business were offset by a $20.2 million increase in Simon Brand and Simon Business expenses that primarily resulted from increased gift card and other operating expenses included in property operating expenses.

            Property operating expenses increased $45.0 million, $8.4 million of which was on comparable properties. The remainder of the increase in property operating expenses was due to the effect of Property Transactions. Depreciation and amortization expenses increased $126.3 million primarily due to the net effect of the Property Transactions, while comparable properties accounted for $33.2 million of the increase. In 2003, we incurred $10.6 million of costs related a withdrawn tender offer which did not recur in 2004. Other expenses increased $12.6 million and the increases in home office and regional office costs and general and administrative expenses were due to the effect of the Property Transactions and increased professional fees. We also recorded in the fourth quarter a non-cash impairment charge of $18 million related to one property.

            Interest expense increased $59.6 million. The increase is due primarily to an increase in our average borrowings of $1.8 billion. The increase in the average borrowings is primarily due to the financing of our 2004 and 2003 acquisitions, our $500 million unsecured note offering in January of 2004, our $900 million unsecured senior note offering in August of 2004, and the effect of slightly higher variable interest rate levels during 2004. The increases were offset by an overall decrease in weighted average interest rates as a result of refinancing activity which moved certain borrowings as previously described to lower borrowing rates. Our effective weighted average interest rate on fixed-rate borrowings decreased from 6.71% in 2003 to 6.48% in 2004. Conversely, our weighted average interest rate on variable rate borrowings increased from 2.61% in 2003 to 3.06% in 2004.

            Income from unconsolidated entities decreased $18.5 million in 2004 as compared to 2003. This was principally the result of the Property Transactions and the effect of development projects in joint venture operations that were placed into service during 2003 resulting in a full year of operations.

            We recorded a $0.8 million net loss on the sale of assets in 2004 (Mall of America loss offset by a gain on the disposition of our interests in the hotel property previously mentioned) as compared to a $5.1 million net loss for 2003. Included in the net loss for 2003 was a $6.0 million charge in connection with Mall of America.

            In 2004, discontinued operations were the result of our sale of five non-core Properties consisting of three regional malls, one community center, and one Premium Outlet. As a result of these transactions, we reclassified the results of operations from these consolidated Properties to discontinued operations. We believe these dispositions will not have a material effect on our results of operations or liquidity.

            Preferred distributions of the Operating Partnership increased by $9.2 million for 2004 as a result of the issuance of additional units in the Chelsea acquisition and Kravco transaction in the fourth quarter of 2003. The Limited Partners' weighted average interest in the Operating Partnership was 22.3% and 24.6% for 2004 and 2003, respectively.

            Finally, preferred dividends decreased $12.8 million due to the conversion of shares of 6.5% Series B Preferred Stock into common stock in the fourth quarter of 2003 and redemption of the Series E Preferred 8% Stock in the fourth quarter of 2004, partially offset by preferred dividends on the recently issued Series I and J Preferred Stock issued in connection with the acquisition of Chelsea.

  Year Ended December 31, 2003 vs. Year Ended December 31, 2002

            Minimum rents, excluding rents from our consolidated Simon Brand and Simon Business initiatives, increased $76.0 million during the period. The net effect of the Property Transactions increased minimum rents $45.1 million and the purchase accounting estimation of the fair market value of in-place leases as part of our acquisitions, increased rents by $6.2 million. Comparable rents increased $24.7 million. This was primarily due to the leasing of space at higher rents that resulted in an increase in base rents of $23.9 million. In addition, increased rents from carts, kiosks, and renting unoccupied in-line space increased comparable rents from temporary tenant income by $4.4 million. These increases were offset by a $3.9 million decrease in straight-line rent revenue.

            The Management Company recorded fee revenues of $58.5 million and insurance premium revenues of $16.2 million.

            Total other income, excluding consolidated Simon Brand and Simon Business initiatives, decreased $16.3 million. The impact of the consolidation of the Management Company included the addition of $7.0 million of investment income primarily from the insurance subsidiaries and the elimination of consolidated intercompany interest and dividend income that totaled $13.6 million in 2002 received from the Management Company previously recorded in other income in 2002. In addition, outlot land sales decreased by $2.0 million due to higher than normal activity in 2002 and lease settlement income decreased $2.2 million. In addition, other income in 2002 included the impact of our hedges of the Rodamco acquisition in 2002, of which $7.8 million was included in other income and $0.7 million of expense is included in other expenses.

            Consolidated revenues from Simon Brand and Simon Business initiatives increased $19.0 million to $99.9 million from $80.9 million. This included a net $6.9 million increase from the Property Transactions primarily due to acquired parking services. The increase in revenues is primarily due to:

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

            Tenant reimbursements increased $32.2 million of which the Property Transactions accounted for $17.3 million of the increase. The remaining portion of the increase was primarily due to increases in comparable recoverable expenditures. Depreciation and amortization expenses increased $30.7 million primarily due to the net effect of the Property Transactions, the consolidation of the Management Company, and the Forum Shops acquisition. The costs related to the withdrawn tender offer of $10.6 million relate to the write off of our deferred acquisition costs. Other expenses decreased $1.9 million due to the $4.0 million of expense related to a litigation settlement in 2002. This was offset by increased ground rent expense of $4.0 million primarily due to the acquisition of Stanford Shopping Center. The increase in home office and regional office costs and general and administrative expenses was due to the consolidation of the Management Company that added $52.9 million of total operating expenses in 2003.

            Interest expense increased $4.2 million. Our average borrowings increased as a result of the full year impact of the financing of the Rodamco acquisition, the unsecured senior note offering in March of 2003, and financing of acquisition activities in 2003. This increase was offset by an overall decrease in weighted average interest rates as a result of refinancing activity, an increase in capitalized imputed interest due to increased development, renovation and expansion activity, and slightly lower variable interest rate levels.

            In 2003, we recorded a $5.1 million net loss on the sale of assets, which primarily consisted of the $6.0 million loss we recorded in connection with the Mall of America litigation. In 2002, gains on sales of assets and other, net, were $162.0 million as we sold several Properties and partnership interests that resulted in net proceeds of $432.7 million. We sold our interest in the specialty retail center, Orlando Premium Outlets, during 2002 to our joint venture partner. We sold our interests in five value oriented regional malls to our partner, the Mills Corporation, and sold two of the acquired Rodamco partnership interests and one existing partnership interest to Teachers Insurance and Annuity Association of America to fund a portion of the Rodamco acquisition. We sold one community center, two regional malls and two jointly held assets acquired in the Rodamco acquisition. In addition, as part of our disposition strategy we disposed of seven of the nine assets held for sale as of December 31, 2001. Finally, we made the decision to no longer pursue certain development projects and wrote-off the carrying amount of our predevelopment costs and land acquisition costs associated with these projects that totaled $17.1 million.

            During 2002, we also recognized $16.1 million in gains on the forgiveness of debt related to the disposition of two regional malls. Net cash proceeds from these dispositions were $3.6 million. In addition, we recognized $1.5 million of expenses related to the early extinguishment of debt that consisted of prepayment penalties and the write-off of unamortized mortgage costs. Our income tax expense of taxable REIT subsidiaries of $7.6 million in 2003 is due to the consolidation of the Management Company.

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

            On October 8, 2003, we and Westfield America, Inc. ("Westfield"), the U.S. subsidiary of Westfield America Trust, withdrew our tender offer for all of the outstanding common shares of Taubman Centers, Inc. The withdrawal of the tender offer followed the enactment of a law amending the Michigan Control Share Acquisitions Act and which allowed the Taubman family group to effectively block our ability to conclude the tender offer. As a result we expensed deferred acquisition costs of $10.6 million, net, related to this acquisition during 2003.

            Finally, preferred dividends decreased $9.1 million due to the conversion of shares of 6.5% Series B Preferred Stock into common stock.

Liquidity and Capital Resources

            Our balance of cash and cash equivalents decreased $15.5 million during 2004 to $520.1 million as of December 31, 2004, including a balance of $185.6 million related to our gift card program, which we do not consider available for general working capital purposes.

            On December 31, 2004, the Credit Facility had available borrowing capacity of $786.9 million net of outstanding borrowings of $425.0 million, including letters of credit of $38.1 million. The Credit Facility bore interest at LIBOR plus 65 basis points with an additional 15 basis point facility fee on the entire $1.25 billion facility and provided for variable grid pricing based upon our corporate credit rating. The Credit Facility had an initial maturity of April 2005, with an additional one-year extension available at our option. In addition, the Credit Facility had a $100 million EURO sub-tranche that allows us to borrow Euros at EURIBOR plus 65 basis points and/or dollars at LIBOR plus 65 basis points, at our option, and had the same maturity date as the overall Credit Facility. The amount available under the $100 million EURO sub-tranche varied with changes in the exchange rate, however, we may have borrowed amounts available under this EURO sub-tranche in dollars, if necessary. During 2004, the maximum amount outstanding under the Credit Facility was $585.1 million and the weighted average amount outstanding was $370.3 million. The weighted average interest rate was 1.95% for the year ended December 31, 2004.

            On January 11, 2005, we refinanced the Credit Facility with a new $2.0 billion unsecured revolving credit facility. The new credit facility has a maturity date of January 11, 2008, with an additional one-year extension available at our option. The facility can be increased to $2.5 billion within the first two years of closing at our option subject to a fee approximating 25 basis points. The Credit Facility bears interest at LIBOR plus 55 basis points with an additional 15 basis point facility fee on the entire $2.0 billion facility and provides for variable grid pricing based upon our corporate credit rating. In addition, the new facility has a $500 million multi-currency tranche for Euro, Yen or Sterling borrowings and also includes a money market competitive bid option program that allows us to hold auctions to obtain lower pricing for short-term funds for up to $1.0 billion.

            We and the Operating Partnership also have access to public equity and long term unsecured debt markets and we have access to private equity from institutional investors at the Property level. Our current senior unsecured debt ratings are Baa2 by Moody's Investors Service and BBB+ by Standard & Poor's.

  Cash Flows

            Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $1.2 billion during 2004. This includes $35.1 million of excess proceeds from refinancing activities primarily from three unconsolidated joint ventures. We assumed $51.2 million of cash from acquisitions. We also received $51.3 million primarily from the sale of seven non-core Properties. We had net proceeds from all of our debt financing and repayment activities in 2004 of $2.5 billion, as discussed below in "Financing and Debt". We used part of these proceeds as follows:

  •
  to fund $2.4 billion in cash needs for our acquisitions which are detailed under the "Acquisitions" section of this discussion.
  •
  paid stockholder dividends and unitholder distributions totaling $688.3 million,
  •
  paid preferred stock dividends and preferred unit distributions totaling $57.4 million,
  •
  funded consolidated capital expenditures of $549.3 million. These capital expenditures include development costs of $214.8 million, renovation and expansion costs of $244.1 million and tenant costs and other operational capital expenditures of $90.4 million, and
  •
  funded investments in unconsolidated entities of $84.9 million of which $48.9 million was used to fund new developments, redevelopments, and other capital expenditures.

            We met our maturing debt obligations in 2004 primarily through refinancings and borrowings on our Credit Facility.

            In general, we anticipate that cash generated from operations will be sufficient, to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders necessary to maintain our REIT qualification for 2005 and on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

  •
  excess cash generated from operating performance and working capital reserves,
  •
  borrowings on our Credit Facility,
  •
  additional secured or unsecured debt financing, or
  •
  additional equity raised in the public or private markets.

  Financing and Debt

  Unsecured Financing

            On January 15, 2004, we paid off $150.0 million of 6.75% unsecured notes that matured on that date with borrowings from the Credit Facility.

            On January 20, 2004, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $500.0 million at a weighted average fixed interest rate of 4.21%. The first tranche is $300.0 million at a fixed interest rate of 3.75% due January 30, 2009 and the second tranche is $200.0 million at a fixed interest rate of 4.90% due January 30, 2014. We received net proceeds of $383.4 million and we exchanged our $113.1 million Floating Rate Mandatory Extension Notes ("MAXES") with the holder. The MAXES were due November 15, 2014 and bore interest at LIBOR plus 80 basis points. The exchange of the MAXES for the notes instruments did not result in a significant modification of the terms in the debt arrangement. We used $277.0 million of the net proceeds to reduce borrowings on the Credit Facility, to unencumber one Property, and the remaining portion was used for general working capital purposes. Subsequently, we completed an exchange offer in which notes registered under the Securities Act of 1933 with the same economic terms and conditions were exchanged for the Rule 144A notes.

            Concurrent with the issuance of the Rule 144A notes, we entered into a five-year variable rate $300.0 million notional amount swap agreement to effectively convert the $300.0 million tranche to floating rate debt at an effective rate of six-month LIBOR. We completed this swap agreement, as our amount of variable rate indebtedness as a percent of our total outstanding debt was lower than our desired range.

            On February 9, 2004, we paid off $300.0 million of 6.75% unsecured notes that matured on that date with borrowings from the Credit Facility.

            On February 26, 2004, we obtained a $250.0 million unsecured term loan with an initial maturity date of April 1, 2005. The maturity date may be extended, at our option, for two, one-year extension periods. The unsecured term loan bears interest at LIBOR plus 65 basis points. The proceeds from this financing were used to pay off our $65.0 million unsecured term loan that matured on March 15, 2004 and our $150.0 million unsecured term loan that matured on February 28, 2004. The remaining proceeds were used for general working capital purposes. The $65.0 million unsecured term loan bore interest at LIBOR plus 80 basis points and the $150.0 million unsecured term loan bore interest at LIBOR plus 65 basis points.

            On July 15, 2004, we paid off $100.0 million of 6.75% unsecured notes that matured on that date with available working capital.

            On August 11, 2004, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $900.0 million at a weighted average fixed interest rate of 5.29%. The first tranche is $400.0 million at a fixed interest rate of 4.875% due August 15, 2010 and the second tranche is $500.0 million at a fixed interest rate of 5.625% due August 15, 2014. We received net proceeds of $890.6 million. We used $585.0 million of the net proceeds to reduce borrowings on our Credit Facility, $150.0 million to retire fixed rate 7.75% unsecured notes, $120.7 million to unencumber two consolidated Properties, and the remaining portion was used for general working capital purposes. Subsequently, we completed an exchange offer in which notes registered under the Securities Act of 1933 with the same economic terms and conditions were exchanged for the Rule 144A notes.

            On October 12, 2004, we obtained a $1.8 billion unsecured term loan ("Acquisition Facility") to finance the cash portion of our acquisition of Chelsea. The Acquisition Facility matures on October 12, 2006 and requires minimum principal repayments in three equal installments after twelve months, eighteen months, and at maturity. The Acquisition Facility bears interest at LIBOR plus 55 basis points and provides for variable grid pricing based upon our credit rating.

  Secured Financing

            On January 22, 2004, we paid off a $60.0 million variable rate mortgage, at LIBOR plus 125 basis points, that encumbered one consolidated Property with remaining proceeds from the senior unsecured notes mentioned above. In addition, we refinanced another consolidated mortgaged Property with a $32.0 million 6.05% fixed rate mortgage that matures on February 11, 2014. The balance of the previous mortgage was $34.7 million at a variable rate of LIBOR plus 250 basis points and was scheduled to mature on April 1, 2004.

            On March 31, 2004, we secured a $86.0 million variable rate mortgage, at LIBOR plus 95 basis points, to permanently finance a portion of the Gateway Shopping Center acquisition. The mortgage has an initial maturity date of March 31, 2005 with three, one-year extensions available at our option.

            On April 27, 2004, we secured a $96.0 million fixed rate mortgage at 5.17% to permanently finance a portion of the Montgomery Mall. A portion of the proceeds were used to purchase additional ownership interest. The mortgage has a maturity date of May 11, 2014.

            On May 19, 2004, we secured a $260.0 million mortgage to permanently finance a portion of the Plaza Carolina Mall acquisition. The mortgage consists of two fixed-rate tranches and three variable-rate tranches. The fixed-rate components total $100 million at a blended rate of 5.10% and have a maturity date of May 9, 2009. The $160.0 million variable-rate components bear interest at LIBOR plus 90 basis points and have an initial maturity of May 9, 2006 with three, one-year, extensions available at our option. The initial weighted average all-in interest rate was approximately 3.2%.

            On June 15, 2004, we refinanced a pool of seven cross-collateralized mortgages totaling $219.4 million with a $220.0 million variable-rate term loan. The original mortgages would have matured on December 15, 2004 and had an effective interest rate of 7.06% including the effect of an interest rate protection agreement on $48.1 million of variable-rate debt. The collateralized term loan bore interest at LIBOR plus 80 basis points. On June 30, 2004, we refinanced the term loan with individually secured fixed-rate mortgages on six of the seven original mortgages totaling $290.0 million. The mortgages have a maturity date of July 1, 2014 and have a weighted average interest rate of 5.90%. One of the Properties was unencumbered as part of this refinancing.

            On July 1, 2004, we paid off, with available working capital, two mortgages encumbering one consolidated Property that were scheduled to mature on January 1, 2005. The first mortgage had a balance of $41.1 million, and bore interest at a fixed rate of 8.45%. The second mortgage had a balance of $14.9 million, and bore interest at a fixed rate of 6.81%.

            On July 12, 2004, we refinanced a consolidated Property with a $73.0 million, 5.84% fixed rate mortgage that matures on August 11, 2014. The balance of the previous mortgage was $47.0 million, bore interest at a variable rate of LIBOR plus 275 basis points and was scheduled to mature on July 1, 2005.

            On July 28, 2004, we refinanced a consolidated Property with a $86.0 million, 5.65% fixed rate mortgage that matures on August 11, 2014. The balance of the previous mortgage was $45.0 million, bore interest at a variable rate of LIBOR plus 150 basis points and was scheduled to mature on June 12, 2005.

            On November 25, 2004, we paid off, one mortgage encumbering a consolidated Property that was scheduled to mature on February 1, 2005. The mortgage had a balance of $36.0 million, and bore interest at a fixed rate of 7.42%.

  Summary of Financing

            Our consolidated debt adjusted to reflect outstanding derivative instruments consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2004	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2003	Effective Weighted Average Interest Rate
Fixed Rate	$10,766,015	6.48%	$8,499,750	6.71%
Variable Rate	3,820,378	3.06%	1,766,638	2.61%

	$14,586,393	5.58%	$10,266,388	6.00%

            As of December 31, 2004, we had interest rate cap protection agreements on $257.1 million of consolidated variable rate debt. We had interest rate protection agreements effectively converting variable rate debt to fixed rate debt on $65.5 million of consolidated variable rate debt. We also hold $370.0 million of notional amount variable rate swap agreements that have a weighted average variable pay rate of 2.71% and a weighted average fixed receive rate of 3.72% at December 31, 2004. As of December 31, 2004, the net effect of these agreements effectively converted $304.5 million of fixed rate debt to variable rate debt. As of December 31, 2003, the net effect of these agreements effectively converted $237.0 million of fixed rate debt to variable rate debt.

            Contractual Obligations and Off-balance Sheet Arrangements:    The following table summarizes the material aspects of our future obligations as of December 31, 2004 (dollars in thousands):

	2005	2006 to 2007	2008 to 2010	After 2010	Total
Long Term Debt
Consolidated (1)	$1,542,161	$4,692,333	$4,208,665	$4,013,050	$14,456,209

Pro Rata Share Of Long Term Debt:
Consolidated (2)	$1,539,463	$4,649,859	$4,117,140	$3,909,760	$14,216,222
Joint Ventures (2)	181,099	672,066	798,745	1,098,117	2,750,027

Total Pro Rata Share Of Long Term Debt	1,720,562	5,321,925	4,915,885	5,007,877	16,966,249
Consolidated Capital Expenditure Commitments (3)	296,571	65,929	—	—	362,500
Joint Venture Capital Expenditure Commitments (3)	57,145	16,074	—	—	73,219
Consolidated Ground Lease Commitments	13,993	30,782	46,831	635,911	727,517

Total	$2,088,271	$5,434,710	$4,962,716	$5,643,788	$18,129,485

(1)
Represents principal maturities only and therefore, excludes net premiums and discounts and fair value swaps of $130,184.

(2)
Represents our pro rata share of principal maturities and excludes net premiums and discounts.

(3)
Represents our pro rata share of capital expenditure commitments.

            Capital expenditure commitments presented in the table above represent new developments, redevelopments or renovation/expansions that we have committed to the completion of construction. The timing of these expenditures may vary due to delays in construction or acceleration of the opening date of a particular project. In addition, the amount includes our share of committed costs for joint venture developments.

            We expect to meet our 2005 debt maturities through refinancings, the issuance of new debt securities or borrowings on the Credit Facility. We expect to have access to capital markets to meet all future long term obligations when they come due. Specific financing decisions will be made based upon market rates, property values, and our desired capital structure at the maturity date of each obligation. We incurred interest expense during 2004 of $662.1 million net of capitalized interest of $14.6 million.

            Our off-balance sheet arrangements consist primarily of our investments in real estate joint ventures which are common in the real estate industry and are described in Note 7 of the notes to the accompanying financial statements. Joint venture debt is the liability of the joint venture, is typically secured by the joint venture Property, and is non-recourse to us. As of December 31, 2004, we have guaranteed or have provided letters of credit to support $104.7 million of our total $2.8 billion share of joint venture mortgage and other indebtedness presented in the table above.

  Preferred Stock Activity

            Commensurate with the acquisition of Chelsea on October 14, 2004, we issued 13,261,712 shares of Series I 6% Convertible Perpetual Preferred Stock and 796,948 shares of Series J 8 3/8% Cumulative Redeemable Preferred Stock. During the quarter ended December 31, 2004, three unit holders exchanged 376,307 units of the 6% Convertible Perpetual Preferred Units for an equal number of shares of Series I Preferred Stock.

            During 2004, all outstanding shares of our Series E Cumulative Redeemable Preferred Stock were redeemed. We also issued a total of 4,194,117 shares of common stock to the holders who exercised their conversion rights.

  Acquisitions and Dispositions

            Significant Acquisitions.    On October 14, 2004, we completed the $5.2 billion (including the assumption of debt) acquisition of Chelsea. Chelsea common stockholders received merger consideration of $36.00 in cash; 0.2936 of a share of Simon common stock; and 0.3000 of a share of Simon 6% Series I convertible perpetual preferred stock for each share of Chelsea common stock. In connection with the merger transaction, holders of limited partnership common units in CPG Partners, L.P., the operating partnership subsidiary of Chelsea, exchanged their units for common and convertible preferred units of the Operating Partnership. The following shares and units were issued at closing:

  •
  12,978,795 shares of common stock
  •
  4,652,232 Operating Partnership common units
  •
  13,261,712 shares of Simon Property 6% Series I Convertible Perpetual Preferred Stock (liquidation value of $50 per share)
  •
  4,753,794 Operating Partnership 6% Convertible Perpetual Preferred Units (liquidation value of $50 per unit)

            Also during 2004, we:

  •
  acquired a 95% interest in Gateway Shopping Center in Austin, Texas for approximately $107.0 million,
  •
  acquired a 100% interest in Plaza Carolina in San Juan, Puerto Rico for approximately $309.0 million, and
  •
  acquired an increased ownership interest in Bangor Mall and Montgomery Mall for approximately $67.0 million.

            Dispositions.    As part of our strategic plan to own quality retail real estate we continue to pursue the sale of Properties, under the right circumstances, that no longer meet our strategic criteria. In 2004, we disposed of five non-core Properties that no longer met our strategic criteria. These consisted of three regional malls, one community centers, and one Premium Outlet. We do not believe the sale of these Properties will have a material impact on our future results of operations or cash flows and their removal from service and sale will not materially affect our ongoing operations. We believe the disposition of these Properties will enhance the average overall quality of our Portfolio.

            Joint Ventures.    Buy/sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in regional mall properties. Our partners in our joint ventures may initiate these provisions at any time and if we determine it is in our stockholders' best interests for us to purchase the joint venture interest, we believe we have adequate liquidity to execute the purchases of the interests without hindering our cash flows or liquidity. Should we decide to sell any of our joint venture interests, we would expect to use the net proceeds from any such sale to reduce outstanding indebtedness.

  Development Activity

            New U.S. Developments.    The following describes selected new development projects, the estimated total net cost, our share of the estimated total net cost and construction in progress as of December 31, 2004 (dollars in millions):

Property	Location	Gross Leasable Area	Estimated Total Net Cost(b)	Our Share of Estimated Total Net Cost	Our Share of Construction in Progress (a)	Actual/Estimated Opening Date
The Town Center at Coconut Point	Estero/Bonita Springs, FL	1,200,000	$189	$95	$29.9	Spring 2006
St. Johns Town Center (c)	Jacksonville, FL	1,500,000	126	107	102.3	Spring 2005
Seattle Premium Outlets	Tulalip, WA	383,000	58	58	37.0	Spring 2005
Wolf Ranch	Georgetown, TX (Austin)	670,000	62	62	45.1	Summer 2005
Rockaway Plaza	Rockaway, NJ	250,000	8	8	7.4	Fall 2005
Firewheel Center	Garland, TX	785,000	98	98	54.6	Fall 2005

(a)
Amounts include the portion of the project placed in service as of December 31, 2004, if any.

(b)
Represents the project costs net of land sales, tenant reimbursements for construction, and other items (where applicable).

(c)
Due to our preference in the joint venture partnership, we are contributing 85% of the project costs.

            We expect to fund these capital projects with either available cash flow from operations, borrowings from our Credit Facility, or project specific construction loans. Our share of expected 2005 new development costs related to the above projects is approximately $150 million in 2005. In addition, we also expect to fund development/predevelopment costs related to certain other new U.S. developments amounting to $170 million in 2005.

            Strategic U.S. Expansions and Renovations.    The following describes our significant renovation and/or expansion projects currently under construction, the estimated total cost, our share of the estimated total cost and our share of construction in progress as of December 31, 2004 (dollars in millions):

Property	Location	Gross Leasable Area	Estimated Total Cost(b)	Our Share of Estimated Total Cost	Our Share of Construction in Progress(a)	Actual/Estimated Opening Date
Aurora Mall	Aurora, CO	380,000	$45	$45	$16.6	Fall 2005
Southpark Mall (Phase II)	Charlotte, NC	250,000	31	31	26.1	Summer 2005

(a)
Amounts include the portion of the project placed in service as of December 31, 2004, if any.

(b)
Represents the project costs net of land sales, tenant reimbursements for construction, and other items (where applicable).

            In addition to the above two projects, we also expect to fund development/predevelopment related to certain other new U.S. expansions and renovations amounting to $70 million in 2005.

  Capital Expenditures on Consolidated Properties

            The following table summarizes total capital expenditures on consolidated Properties on a cash basis:

	2004	2003	2002
New Developments	$215	$105	$11
Renovations and Expansions	244	187	95
Tenant Allowances	73	54	60
Operational Capital Expenditures	17	8	48

Total	$549	$354	$214

            International.    In 2003 we significantly increased our presence in Europe through our joint venture with the Rinascente Group, Gallerie Commerciali Italia ("GCI"). Our strategy is to invest capital internationally not only to acquire existing properties but also to use the net cash flow from the existing properties to fund other future developments. We believe reinvesting the cash flows derived overseas in foreign denominated development and redevelopment projects helps minimize our exposure to our initial investment and to the changes in foreign currencies on future investments that might otherwise significantly increase our cost and reduce our returns on these new projects and developments. In addition, to date we have funded the majority of our investments specific to Europe, with Euro-denominated borrowings that act as a natural hedge on our investments. This has also been the case with our Premium Outlet joint ventures in Japan and Mexico whereby Yen and Peso denominated financing have been secured for the financing of the affected properties.

            Currently, our net income exposure to changes in the volatility of the Euro, Yen, and Peso are not material. In addition, since cash flow from operations is currently being reinvested in other development projects, we do not expect to repatriate foreign denominated earnings for the next few years.

            The agreements for the Operating Partnership's 34.7% interest in European Retail Enterprises, B.V. ("ERE") are structured to allow us to acquire an additional 26.1% ownership interest over time. The future commitments to purchase shares from three of the existing stockholders of ERE are based upon a multiple of adjusted results of operations in the year prior to the purchase of the shares. Therefore, the actual amount of these additional commitments may vary. The current estimated additional commitments is approximately $60 million to purchase shares of stock of ERE, assuming that the three existing stockholders exercise their rights under put options. We expect these purchases to be made from 2006-2008. In addition, the agreements contain normal buy/sell provisions as previously described, as well as a marketing right which a partner may exercise. We and the other significant owner of ERE have the right to market the sale of the entire company, subject to a right of first offer to the non-selling partner. If the non-selling partner does not exercise its right for a specified price, then the selling partner can sell each partners' interest in ERE commencing in the second quarter of 2005. Our partner has initiated a process in order to exercise this marketing right but has not yet given us the notice required to formally commence the marketing right or allow us to exercise our right of first offer.

            The carrying amount of our total combined investment in ERE and GCI of December 31, 2004 net of the related cumulative translation adjustment was $320.6 million, including subordinated debt in ERE. Our investments in ERE and GCI are accounted for using the equity method of accounting. Currently a total of 3 European developments are under construction which will add approximately 3.9 million square feet of GLA for a total net cost of approximately €422 million, of which our share is approximately €85 million.

            As of December 31, 2004, the carrying amount of our 40% investment in the four Japanese Premium Outlet joint ventures was $398.3 million, and is accounted for using the equity method of accounting. There is a single project under expansion in Nagoya, Japan which contains 178,000 square feet of GLA to Toki Premium Outlets for a total net cost of $44 million, of which our share is approximately $18 million.

Distributions

            On February 10, 2005, our Board of Directors approved an increase in the annual distribution rate to $2.80 per share. Dividends during 2004 aggregated $2.60 per share and dividends during 2003 aggregated $2.40 per share. We are required to pay a minimum level of dividends to maintain our status as a REIT. Our dividends and limited partner distributions typically exceed our net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Our future dividends and the distributions of the Operating Partnership will be determined by the Board of Directors based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

Non-GAAP Financial Measure—Funds from Operations

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

	For the Year Ended December 31,
	2004	2003	2002
	(in thousands)
Funds From Operations	$1,181,924	$1,041,105	$936,356

Increase in FFO from prior period	13.5%	11.2%	19.0%

Reconciliation:
Net Income	$342,993	$368,715	$422,588
Plus:
Limited partners' interest in the Operating Partnership, Preferred distributions of the Operating Partnership, and preferred dividends of subsidiary	106,867	113,000	139,067
Depreciation and amortization from consolidated properties and discontinued operations	615,195	499,737	478,379
Our share of depreciation and amortization and other items from unconsolidated affiliates	181,999	147,629	150,217
Loss (gain) on sales of real estate and discontinued operations	1,012	(17,248)	(162,011)
Tax provision related to gain on sale	4,281	—	—
Less:
Management Company gain on sale of real estate, net	—	—	(8,400)
Minority interest portion of depreciation and amortization	(6,857)	(3,546)	(7,943)
Preferred distributions and dividends (including those of subsidiaries)	(63,566)	(67,182)	(75,541)

Funds From Operations	$1,181,924	$1,041,105	$936,356

FFO allocable to Simon Property	$920,196	$787,467	$691,004

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

            Our future earnings, cash flows and fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily LIBOR. Based upon consolidated indebtedness and interest rates at December 31, 2004, a 0.50% increase in the market rates of interest would decrease future earnings and cash flows by approximately $19.1 million, and would decrease the fair value of debt by approximately $252.2 million. A 0.50% decrease in the market rates of interest would increase future earnings and cash flows by approximately $19.1 million, and would increase the fair value of debt by approximately $260.8 million.

Retail Climate and Tenant Bankruptcies

            Bankruptcy filings by retailers are normal in the course of our operations. We are continually releasing vacant spaces resulting from tenant terminations. Pressures that affect consumer confidence, job growth, energy costs and income gains can affect retail sales growth, and a continuing soft economic cycle may impact our ability to retenant property vacancies resulting from store closings or bankruptcies. We lost approximately 500,000 square feet of mall shop tenants in 2004.

            The geographical diversity of our Portfolio mitigates some of the risk of an economic downturn. In addition, the diversity of our tenant mix also is important because no single retailer represents either more than 1.7% of total GLA or more than 4.0% of our annualized base minimum rent. Bankruptcies and store closings may, in some circumstances, create opportunities for us to release spaces at higher rents to tenants with enhanced sales performance. We have demonstrated an ability to successfully retenant anchor and in-line store locations during soft economic cycles. While these factors reflect some of the inherent strengths of our portfolio in a difficult retail environment, we cannot assure you that we will successfully execute our releasing strategy.

Insurance

            We maintain commercial general liability "all risk" property coverage including fire, flood, extended coverage and rental loss insurance on our Properties. Rosewood Indemnity, Ltd, a wholly-owned subsidiary of the Management Company indemnifies our general liability carrier for a specific layer of losses. The carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through Rosewood Indemnity, Ltd. also provides a portion of our initial coverage for property insurance and certain windstorm risks at the Properties located in Florida.

            The events of September 11, 2001 affected our insurance programs. Although insurance rates remain high, since the President signed into Law the Terrorism Risk Insurance Act (TRIA) in November of 2002, the price of terrorism insurance has steadily decreased, while the available capacity has been substantially increased. We have purchased terrorism insurance covering all Properties. The program provides limits up to one billion per occurrence for Certified (Foreign) acts of terrorism and $500 million per occurrence for Certified (Domestic) acts of terrorism. The coverage is written on an "all risk" policy form that eliminates the policy aggregates associated with our previous terrorism policies. This policy is in place throughout the remainder of 2005.

Inflation

            Inflation has remained relatively low in recent years and has had minimal impact on the operating performance of the Properties. Nonetheless, substantially all of the tenants' leases contain provisions designed to lessen our exposure to the impact of inflation. These provisions include clauses enabling us to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. In addition, many of the leases are for terms of less than ten years, which may enable us to replace existing leases with new leases at higher base and/or percentage rentals if rents of the existing leases are below the then-existing market rate. A substantial portion of our leases, other than those for anchors, require the tenant to pay their proportionate share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. For most of our remaining leases, we receive fixed reimbursement from the tenant which is subject to annual adjustments.

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

Management's Report On Internal Control Over Financial Reporting

            We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•
Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

            Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

            We assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

            Based on our assessment, we believe that, as of December 31, 2004, our internal control over financial reporting is effective based on those criteria.

            Our independent registered public accounting firm has issued an audit report on our assessment of our internal control over financial reporting. Their report appears on the following page of this Annual Report.

Report Of Independent Registered Public Accounting Firm On
Internal Control Over Financial Reporting

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting immediately preceeding of this report, that Simon Property Group Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

            We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

            A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

            Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

            In our opinion, management's assessment that Simon Property Group Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Simon Property Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2004, and our report dated March 14, 2005 expressed an unqualified opinion thereon.

                      /s/ ERNST & YOUNG LLP

Indianapolis, Indiana
March 14, 2005

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Simon Property Group, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005, expressed an unqualified opinion thereon.

                      /s/ ERNST & YOUNG LLP

Indianapolis, Indiana
March 14, 2005

Simon Property Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	December 31, 2004	December 31, 2003
ASSETS:
Investment properties, at cost	$21,253,761	$14,971,823
Less — accumulated depreciation	3,162,523	2,556,578

	18,091,238	12,415,245
Cash and cash equivalents	520,084	535,623
Tenant receivables and accrued revenue, net	361,590	305,200
Investment in unconsolidated entities, at equity	1,920,983	1,811,773
Deferred costs and other assets	1,176,124	616,880

Total assets	$22,070,019	$15,684,721

LIABILITIES:
Mortgages and other indebtedness	$14,586,393	$10,266,388
Accounts payable, accrued expenses, intangibles, and deferred revenues	1,113,645	667,610
Cash distributions and losses in partnerships and joint ventures, at equity	37,739	14,412
Other liabilities, minority interest and accrued dividends	311,592	280,414

Total liabilities	16,049,369	11,228,824
COMMITMENTS AND CONTINGENCIES
LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIP	965,204	859,050
LIMITED PARTNERS' PREFERRED INTEREST IN THE OPERATING PARTNERSHIP	412,840	258,220
STOCKHOLDERS' EQUITY:
CAPITAL STOCK (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):
All series of preferred stock, 100,000,000 shares authorized, 25,434,967 and 12,078,012 issued and outstanding, respectively. Liquidation values $1,071,748 and $376,950, respectively.	1,062,687	367,483
Common stock, $.0001 par value, 400,000,000 shares authorized, 222,710,350 and 200,876,552 issued and outstanding, respectively	23	20
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 8,000 and 3,200,000 issued and outstanding, respectively	—	1
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding	—	—
Capital in excess of par value	4,993,698	4,121,332
Accumulated deficit	(1,335,436)	(1,097,317)
Accumulated other comprehensive income	16,365	12,586
Unamortized restricted stock award	(21,813)	(12,960)
Common stock held in treasury at cost, 2,415,855 and 2,098,555 shares, respectively	(72,918)	(52,518)

Total stockholders' equity	4,642,606	3,338,627

Total liabilities and stockholders' equity	$22,070,019	$15,684,721

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,
	2004	2003	2002
			(Note 2)
REVENUE:
Minimum rent	$1,577,752	$1,369,042	$1,290,264
Overage rent	66,960	47,831	47,168
Tenant reimbursements	766,704	672,172	639,986
Management fees and other revenues	72,737	74,677	—
Other income	157,598	136,492	136,283

Total revenue	2,641,751	2,300,214	2,113,701

EXPENSES:
Property operating	366,054	321,006	304,532
Depreciation and amortization	622,581	496,297	465,592
Real estate taxes	254,977	218,129	209,015
Repairs and maintenance	91,974	83,998	73,493
Advertising and promotion	69,059	61,523	59,581
Provision for credit losses	17,716	14,319	8,981
Home and regional office costs	91,178	80,105	44,997
General and administrative	16,781	15,078	3,233
Costs related to withdrawn tender offer	—	10,581	—
Impairment charge	18,000	—	—
Other	39,832	27,216	29,120

Total operating expenses	1,588,152	1,328,252	1,198,544

OPERATING INCOME	1,053,599	971,962	915,157
Interest expense	662,090	602,509	598,348

Income before minority interest	391,509	369,453	316,809
Minority interest	(9,687)	(7,277)	(10,498)
(Loss) gain on sales of assets and other, net	(760)	(5,146)	162,021
Gain from debt related transactions, net	—	—	14,577
Income tax expense of taxable REIT subsidiaries	(11,770)	(7,597)	—

Income before unconsolidated entities	369,292	349,433	482,909
Income from unconsolidated entities	81,113	99,645	60,069

Income from continuing operations	450,405	449,078	542,978
Results of operations from discontinued operations	(293)	10,243	18,677
(Loss) gain on disposal or sale of discontinued operations, net	(252)	22,394	—

Income before allocation to limited partners	449,860	481,715	561,655
LESS:
Limited partners' interest in the Operating Partnership	85,647	100,956	127,727
Preferred distributions of the Operating Partnership	21,220	12,044	11,340

NET INCOME	342,993	368,715	422,588
Preferred dividends	(42,346)	(55,138)	(64,201)

NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$300,647	$313,577	$358,387

BASIC EARNINGS PER COMMON SHARE:
Income from continuing operations	$1.45	$1.52	$1.91
Discontinued operations	—	0.13	0.08

Net income	$1.45	$1.65	$1.99

DILUTED EARNINGS PER COMMON SHARE:
Income from continuing operations	$1.44	$1.52	$1.91
Discontinued operations	—	0.13	$0.08

Net income	$1.44	$1.65	$1.99

Net Income	$342,993	$368,715	$422,588
Unrealized gain on interest rate hedge agreements	4,514	21,135	4,431
Net income on derivative instruments reclassified from accumulated other comprehensive loss into interest expense	(3,535)	(4,442)	(982)
Currency translation adjustment	3,130	2,993	(1,665)
Other (loss) income	(330)	1,009	—

Comprehensive Income	$346,772	$389,410	$424,372

             The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$342,993	$368,715	$422,588
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	611,090	518,560	491,306
Impairment on Investment Properties	18,000	—	—
Gain from debt related transactions, net	—	—	(14,307)
(Gain) loss on sales of assets and other, net	760	5,146	(162,011)
Loss (gain) on disposal or sale of discontinued operations, net	252	(22,394)	—
Limited partners' interest in the Operating Partnership	85,647	100,956	127,727
Preferred distributions of the Operating Partnership	21,220	12,044	11,340
Straight-line rent	(8,981)	(3,630)	(6,785)
Minority interest	9,687	7,277	10,498
Minority interest distributions	(20,426)	(5,466)	(13,214)
Equity in income of unconsolidated entities	(81,113)	(99,645)	(60,069)
Distributions of income from unconsolidated entities	97,666	87,453	80,141
Changes in assets and liabilities —
Tenant receivables and accrued revenue	(37,166)	34,277	14,237
Deferred costs and other assets	(47,012)	(26,396)	(15,778)
Accounts payable, accrued expenses, deferred revenues and other liabilities	90,241	(24,930)	(2,683)

Net cash provided by operating activities	1,082,858	951,967	882,990

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(2,359,056)	(814,629)	(1,129,139)
Capital expenditures, net	(549,304)	(353,903)	(213,990)
Cash from acquisitions	51,189	2,267	8,516
Cash from the consolidation of joint ventures and the Management Company	2,507	48,910	—
Net proceeds from sale of assets, partnership interests, and discontinued operations	51,271	278,066	436,350
Investments in unconsolidated entities	(84,876)	(81,480)	(90,113)
Distributions of capital from unconsolidated entities and other	142,572	159,106	191,314
Notes and Advances to Management Company and affiliate	—	—	11,332

Net cash used in investing activities	(2,745,697)	(761,663)	(785,730)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common and preferred stock	3,430	99,725	341,445
Purchase of preferred stock, limited partner units, and treasury stock	(40,195)	(93,954)	—
Preferred Stock redemptions	(59,681)	—	—
Minority interest contributions, net	464	—	779
Preferred distributions of the Operating Partnership	(21,220)	(12,044)	(11,340)
Preferred dividends and distributions to shareholders	(572,669)	(507,569)	(457,085)
Distributions to limited partners	(151,809)	(147,492)	(138,789)
Mortgage and other indebtedness proceeds, net of transaction costs	5,710,886	2,536,498	2,408,685
Mortgage and other indebtedness principal payments	(3,221,906)	(1,926,974)	(2,103,586)

Net cash provided by (used in) financing activities	1,647,300	(51,810)	40,109

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(15,539)	138,494	137,369
CASH AND CASH EQUIVALENTS, beginning of year	535,623	397,129	259,760

CASH AND CASH EQUIVALENTS, end of year	$520,084	$535,623	$397,129

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Dollars in thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income	Capital in Excess of Par Value	Accumulated Deficit	Unamortized Restricted Stock Award	Common Stock Held in Treasury	Total Stockholders' Equity
Balance at December 31, 2001	$877,468	$18	$(9,893)	$3,347,567	$(927,654)	$(20,297)	$(52,518)	$3,214,691

Series A Preferred stock conversion (1,893,651 Common Shares)	(63,688)			63,688				—
Common stock issued as dividend (19,375 Common Shares)				653				653
Conversion of Limited Partner Units (173,442 Common Shares, Note 10)				5,709				5,709
Common stock issued (9,000,000 Common Shares)		1		322,199				322,200
Stock options exercised (671,836 Common Shares)				15,740				15,740
Series E and Series G Preferred stock accretion	474							474
Stock incentive program (21,070 Forfeited Common Shares)				(604)		604		—
Amortization of stock incentive						8,957		8,957
Other				399				399
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(69,190)				(69,190)
Distributions					(456,272)			(456,272)
Other comprehensive income			1,784					1,784
Net income					422,588			422,588

Balance at December 31, 2002	$814,254	$19	$(8,109)	$3,686,161	$(961,338)	$(10,736)	$(52,518)	$3,467,733

Conversion of Limited Partner Units (2,880,810 Common Shares, Note 10)		1		39,704				39,705
Series B Preferred stock conversion (12,443,195 Common Shares)	(447,485)	1		447,484				—
Series B Preferred stock redemption for cash (18,340 Preferred Shares)	(1,711)							(1,711)
Series H Variable Rate Preferred stock issuance (3,328,540 preferred shares)	83,213							83,213
Series H Variable Rate Preferred stock repurchase (3,250,528 net preferred shares)	(81,263)							(81,263)
Stock options exercised (733,617 Common Shares)				17,451				17,451
Series E and Series G Preferred stock accretion	475							475
Stock incentive program (380,835 Common Shares, Net)				12,579		(12,579)		—
Amortization of stock incentive						10,355		10,355
Acquisition of minority interest in Management Company				(2,334)				(2,334)
Other				173				173
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(79,886)				(79,886)
Distributions					(504,694)			(504,694)
Other comprehensive income			20,695					20,695
Net income					368,715			368,715

Balance at December 31, 2003	$367,483	$21	$12,586	$4,121,332	$(1,097,317)	$(12,960)	$(52,518)	$3,338,627

Conversion of Limited Partner Units (4,997,458 Common Shares, Note 10)		1		103,450				103,451
Series H Variable Rate Preferred stock repurchase (78,012 net preferred shares)	(1,950)							(1,950)
Stock options exercised (392,943 Common Shares)				10,689				10,689
Common Stock Issuance (12,978,795 Shares)		1		734,339				734,340
Series I Preferred Stock issuance (13,261,712 Shares)	663,086							663,086
Series I Preferred Unit Conversion to Series I Preferred Stock (376,307 shares)	18,815							18,815
Series J Preferred Stock issuance (796,948 Preferred Shares)	39,847							39,847
Series D Preferred Stock issuance (1,156,039 shares)	34,681							34,681
Series D Preferred Stock redemption (1,156,039 shares)	(34,681)							(34,681)
Series E Preferred Stock redemption (1,000,000 shares)	(25,000)							(25,000)
Treasury Stock purchase (317,300 Shares)							(20,400)	(20,400)
Series E and Series G Preferred stock accretion	406							406
Stock incentive program (365,602 Common Shares, Net)				20,788		(20,788)		—
Common Stock retired (-93,000 Shares)				(3,127)	(2,258)			(5,385)
Amortization of stock incentive						11,935		11,935
Other				26				26
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				6,201				6,201
Distributions					(578,854)			(578,854)
Other comprehensive income			3,779					3,779
Net income					342,993			342,993

Balance at December 31, 2004	$1,062,687	$23	$16,365	$4,993,698	$(1,335,436)	$(21,813)	$(72,918)	$4,642,606

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

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

            We are engaged primarily in the ownership, operation, leasing, management, acquisition, expansion and development of real estate properties. Our real estate properties consist primarily of regional malls, Premium Outlet® centers and community shopping centers. As of December 31, 2004, we owned or held an interest in 297 income-producing properties in the United States, which consisted of 172 regional malls, 71 community shopping centers, 31 Premium Outlet centers and 23 other properties in 40 states plus Puerto Rico (collectively, the "Properties", and individually, a "Property"). Other properties are properties that include retail space, office space, and/or hotel components. In addition, we also own interests in twelve parcels of land held in the United States for future development (together with the Properties, the "Portfolio"). Finally, we have ownership interests in 51 European shopping centers (France, Italy, Poland and Portugal); four Premium Outlet centers in Japan; one Premium Outlet center in Mexico; and one shopping center in Canada.

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

            M.S. Management Associates, Inc. (the "Management Company") is a wholly-owned subsidiary that provides leasing, management, and development services to most of the Properties. In addition, insurance subsidiaries of the Management Company insure: the self-insured retention portion of our general liability program; the deductible associated with our workers' compensation programs; and provide reinsurance for the primary layer of general liability coverage to our third party maintenance providers while performing services under contract with us. Third party providers provide coverage above the insurance subsidiaries' limits.

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

            On January 1, 2003, the Operating Partnership acquired all of the remaining equity interests of the Management Company from three Simon family members for a total purchase price of $425, which was equal to the appraised value of the interests as determined by an independent third party. The acquisition was approved by our independent directors. As a result, the Management Company is now a wholly owned consolidated taxable REIT subsidiary ("TRS") of the Operating Partnership. See Note 7 for further discussion of the operations of the Management Company for the year ended December 31, 2002.

2.    Basis of Presentation and Consolidation

            The accompanying consolidated financial statements of Simon Property include Simon Property and its subsidiaries. We eliminated all significant intercompany amounts.

            Simon Property and SPG Realty were entities under common control and the merger of SPG Realty into Simon Property on December 31, 2002 was accounted for similar to a pooling of interests. The accompanying statements of operations and comprehensive income, cash flows, stockholders' equity and related disclosures in these notes to financial statements represent the combined results of Simon Property and SPG Realty for the year ended December 31, 2002.

            We consolidate Properties that are wholly owned or Properties that we own less than 100% but we control. Control of a Property is demonstrated by our ability to:

  •
  manage day-to-day operations,
  •
  refinance debt and sell the Property without the consent of any other partner or owner, and
  •
  the inability of any other partner or owner to replace us.

            We also consolidate all variable interest entities when we are determined to be the primary beneficiary.

            The deficit minority interest balances in the accompanying consolidated balance sheets represent outside partners' interests in the net equity of certain properties. We record deficit minority interests when a joint venture agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of joint venture assets, the joint venture partner is obligated to make additional contributions to the extent of any capital account deficits or the joint venture partner has the ability to fund such additional contributions.

            Investments in partnerships and joint ventures represent noncontrolling ownership interests in Properties and prior to 2003 our investment in the Management Company. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences.

            As of December 31, 2004, of our 354 properties we consolidated 210 wholly-owned properties, consolidated 20 additional properties that are less than wholly-owned which we control, and accounted for 124 properties using the equity method. We manage the day-to-day operations of 58 of the 124 equity method properties.

            We allocate net operating results of the Operating Partnership after preferred distributions based on the partners' respective weighted average ownership interests and after preferred distributions of the Operating Partnership and preferred dividends. Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,
	2004	2003	2002
Weighted average ownership interest	77.7%	75.4%	73.6%

            Simon Property's ownership interest in the Operating Partnership as of December 31, 2004 was 78.2% and at December 31, 2003 was 76.8%. We adjust the limited partners' interest in the Operating Partnership at the end of each period to reflect their interest in the Operating Partnership. The adjustment is reflected in the accompanying consolidated statements of stockholders' equity.

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

            Goodwill resulted from our merger with Corporate Property Investors, Inc. in 1998. We review goodwill for impairment at the reporting unit level on an annual basis or more frequently if an event occurs that would change the fair value of the reporting unit below its carrying amount. If we determine the reporting unit is impaired, the loss would be recognized as an impairment loss in income. Goodwill is reflected in "deferred costs and other assets" in the accompanying consolidated balance sheets.

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

            We amortize all of these amounts over the remaining estimated life of the building or average term of the acquired in-place leases, as appropriate. We also estimate the value of tenant or other customer relationships acquired, if any, which are amortized over the term of the related leases and any expected renewals. Any remaining amount of value will be allocated to in-place leases, as deemed appropriate under the circumstances.

  Discontinued Operations

            In 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 provides a framework for the evaluation of impairment of long-lived assets, the treatment of assets held for sale or to be otherwise disposed of, and the reporting of discontinued operations. SFAS No. 144 requires us to reclassify any material operations related to consolidated properties sold during the period to discontinued operations. We have reclassified the results of operations of the five properties sold during 2004, the thirteen properties sold in 2003, and the seven properties sold in 2002 as described in Note 4 to discontinued operations in the accompanying consolidated statements of operations and comprehensive income for all periods presented. Revenues included in discontinued operations were $6.0 million for the year ended December 31, 2004, $47.8 million for the year ended December 31, 2003 and $72.1 million for the year ended December 31, 2002.

  Cash and Cash Equivalents

            We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. Our balance of cash and cash equivalents includes a balance of $185.6 million related to our gift card program which we do not consider available for general working capital purposes. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

  Marketable Securities

            Marketable securities consist primarily of the assets of the insurance subsidiaries of the Management Company and are included in deferred costs and other assets. The types of securities typically include U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from 1 to 10 years. These securities are classified as available-for-sale and are valued based upon quoted market prices or using discounted cash flows when quoted market prices are not available. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Changes in the values of these securities are recognized in accumulated other comprehensive income until the gain or loss is realized and recorded in other income. However, if we determine a decline in value is other than temporary, then we recognize the unrealized loss in income to write down the investments to their net realizable value.

            The insurance subsidiaries of the Management Company are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to these securities may be restricted.

  Use of Estimates

            We prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

  Capitalized Interest

            We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose. The amount of interest capitalized during each year is as follows:

For the Year Ended December 31,
2004	2003	2002
$14,612	$10,705	$4,249

  Segment Disclosure

            The Financial Accounting Standards Board (the "FASB") issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"), in June of 1997. Statement 131 requires disclosure of certain operating and financial data with respect to separate business activities within an enterprise. Our primary business is the owning and operation of retail real estate. We have aggregated our retail operations, including regional malls, Premium Outlets and community centers, into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of tenants. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

  Deferred Costs and Other Assets

            Deferred Financing and Lease Costs.    Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. We amortize debt premiums and discounts over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. Details of deferred costs as of December 31 are as follows:

	2004	2003
Deferred financing and lease costs	$419,258	$301,567
Accumulated amortization	(239,218)	(177,373)

Deferred financing and lease costs, net	$180,040	$124,194

            The accompanying statements of operations and comprehensive income includes amortization as follows:

	For the year ended December 31,
	2004	2003	2002
Amortization of deferred financing costs	$17,188	$15,710	$17,079
Amortization of debt premiums net of discounts	(8,401)	(5,723)	(2,269)
Amortization of deferred leasing costs	19,281	18,684	17,255

            We record amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense.

            Intangible Assets.    Intangible assets are included in deferred costs and other assets on the accompanying consolidated balance sheets. Amounts allocated as a component of our 2004 acquisitions are based on our preliminary valuations and will be finalized within one year. The unamortized balance consists of the following as of December 31:

	Average Life (years)	2004	2003
In-place lease intangibles	6.5	$173,224	$5,516
Fair market value of above market leases	6.5	126,338	8,752
Tenant relationship and other intangibles	10.0	176,250	—

		$475,812	$14,268

            We also recorded intangible liabilities that are included in accounts payable, accrued expenses, intangibles and deferred revenues on the consolidated balance sheets related to the fair value of below market leases. The unamortized amounts as of December 31, 2004 and 2003 are $334.2 million and $81.7 million, respectively. The average life of these intangibles approximates 6 years.

            Deferred costs and other assets also include the following items as of December 31:

	2004	2003
Marketable securities of our captive insurance companies	$95,493	$49,579
Goodwill	20,098	20,098
Minority interests	51,412	41,467
Prepaids, notes receivable, and other assets	353,269	367,274

	$520,272	$478,418

  Derivative Financial Instruments

            We account for our derivative financial instruments pursuant to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities." We use a variety of derivative financial instruments in the normal course of business to manage or hedge the risks described in Note 8 and record all derivatives on our balance sheets at fair value. We require that hedging derivative instruments are effective in reducing the risk exposure that they are designated to hedge. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract.

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

            We use standard market conventions to determine the fair values of derivative instruments, and techniques such as discounted cash flow analysis, option pricing models, and termination cost are used to determine fair value at each balance sheet date. All methods of assessing fair value result in a general approximation of value and such value may never actually be realized.

  Accumulated Comprehensive Income

            The components of our accumulated comprehensive income consisted of the following as of December 31:

	2004	2003
Cumulative translation adjustment	$4,531	$1,401
Accumulated derivative gains, net	11,155	10,176
Net unrealized gains on marketable securities	679	1,009

Total accumulated comprehensive income	$16,365	$12,586

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

            We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchors, require the tenant to pay their proportionate share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. For most of our remaining leases, we receive a fixed payment from the tenant which is subject to an annual adjustment. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. Our advertising and promotional costs are expensed as incurred. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. We also receive escrow payments for these reimbursements from substantially all our tenants throughout the year. We do this to reduce the risk of loss on uncollectible accounts once we perform the final year end billings for recoverable expenditures. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year and we believe these differences were not material in any period presented.

  Management Fees and Other Revenues

            Management fees and other revenues are generally received from our unconsolidated joint venture Properties as well as third parties. Management fee revenue is recognized based on a contractual percentage of joint venture property revenue. Development fee revenue is recognized on a contractual percentage of hard costs to develop a property. Leasing fee revenue is recognized on a contractual per square foot charge based on the square footage of current year leasing activity.

            Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by actuaries and management's best estimates. Total insurance reserves for our insurance subsidiary as of December 31, 2004 and 2003 approximated $80.0 million and $60.7 million, respectively.

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

	For the year ended December 31,
	2004	2003	2002
Balance at Beginning of Year	$31,473	$20,490	$24,682
Consolidation of Management Company	—	1,700	—
Provision for Credit Losses	18,975	14,630	8,972
Accounts Written Off	(13,409)	(5,347)	(13,164)

Balance at End of Year	$37,039	$31,473	$20,490

  Income Taxes

            Simon Property and several subsidiaries of the Operating Partnership are taxed as REITs under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") and applicable Treasury regulations relating to REIT qualification. The Operating Partnership acquired two additional entities that will be taxed as REITs in 2004 and in subsequent years. These regulations require us to distribute at least 90% of our taxable income to stockholders and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain the REIT status of Simon Property and the REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes. Thus, we made no provision for federal income taxes for these entities in the accompanying consolidated financial statements. If Simon Property or any of our REIT subsidiaries fail to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it failed to qualify. If we lose our REIT status we could not elect to be taxed as a REIT for four years unless our failure to qualify was due to reasonable cause and certain other conditions were satisfied. State income, franchise or other taxes were not significant in any of the periods presented.

            We have also elected taxable REIT subsidiary ("TRS") status for some of our subsidiaries. This enables us to provide services that would otherwise be considered impermissible for REITs. For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

            As a result of the consolidation of the Management Company, the deferred tax assets and liabilities and income tax expense of the Management Company are included in the accompanying consolidated financial statements as of and for the years ended December 31, 2004 and 2003. As of December 31, 2004 and 2003, we had a net deferred tax asset of $11.3 million and $22.5 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for Federal income tax purposes as well as the timing of the deductibility of losses from insurance subsidiaries.

  Per Share Data

            We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share. The effect of dilutive securities amounts presented in the reconciliation below represents the common stockholders' pro rata share of the respective line items in the statements of operations and is after considering the effect of preferred dividends.

	For the Year Ended December 31,
	2004	2003	2002
Common Stockholders share of:
Income from continuing operations	$301,071	$288,954	$344,634
Discontinued operations	(424)	24,623	13,753

Net Income available to Common Stockholders — Basic	$300,647	$313,577	$358,387

Effect of Dilutive Securities:
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	$279	$333	$1,919

Net Income available to Common Stockholders — Diluted	$300,926	$313,910	$360,306

Weighted Average Shares Outstanding — Basic	207,989,585	189,475,124	179,910,355
Effect of stock options	867,368	823,532	671,972
Effect of convertible preferred stock	—	—	918,615

Weighted Average Shares Outstanding — Diluted	208,856,953	190,298,656	181,500,942

Basic per share amounts:
Income from continuing operations	$1.45	$1.52	$1.91
Discontinued operations	—	0.13	0.08

Net income available to Common Stockholders — Basic	$1.45	$1.65	$1.99

Diluted per share amounts:
Income from continuing operations	$1.44	$1.52	$1.91
Discontinued operations	—	0.13	0.08

Net income available to Common Stockholders — Diluted	$1.44	$1.65	$1.99

            For the year ending December 31, 2004, potentially dilutive securities include stock options, certain preferred units of limited partnership interest of the Operating Partnership, certain contingently convertible preferred stock and the units of limited partnership interest ("Units") in the Operating Partnership which are exchangeable for common stock.

            We accrue distributions when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,
	2004	2003	2002
Total dividends paid per share	$2.60	$2.40	$2.175
Percent taxable as ordinary income	88.0%	95.1%	58.0%
Percent taxable as long-term capital gains	6.0%	0.9%	36.6%
Percent taxable as unrecaptured Section 1250 gains	—	—	5.4%
Percent non-taxable as return of capital	6.0%	4.0%	0.0%

	100.0%	100.0%	100.0%

  Reclassifications

            We made certain reclassifications of prior period amounts in the financial statements to conform to the 2003 presentation. These reclassifications have no impact on net income previously reported. These include reclassifying certain home office and regional office costs, and general and administrative expenses. Effective January 1, 2003, we adopted SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections" ("SFAS No. 145") and therefore we have reclassified those items which no longer qualify as extraordinary items to income from continuing operations. In 2002, we reclassified $14.6 million, or $0.06 per share, of gains from debt extinguishments of consolidated Properties to "gains from debt related transactions, net."

4.    Real Estate Acquisitions, Disposals, and Impairment

  Acquisitions

  During 2004

            On February 5, 2004, we purchased a 95% interest in Gateway Shopping Center in Austin, Texas, for approximately $107.0 million. We initially funded this transaction with borrowings on the Credit Facility and with the issuance of 120,671 units of the Operating Partnership valued at approximately $6.0 million.

            On April 1, 2004, we increased our ownership interest in The Mall of Georgia Crossing from 50% to 100% for approximately $26.3 million, including the assumption of $16.5 million of debt. As a result of this transaction, this Property is now reported as a consolidated entity.

            On April 27, 2004, we increased our ownership in Bangor Mall in Bangor, Maine from 32.6% to 67.6% and increased our ownership in Montgomery Mall in Montgomery, Pennsylvania from 23.1% to 54.4%. We acquired these additional ownership interests from our partner in the properties for approximately $67.0 million, including the assumption of $16.8 million of debt. We funded this transaction with the Montgomery Mall mortgage discussed in Note 8 and borrowings on the Credit Facility. Bangor Mall and Montgomery Mall were previously accounted for under the equity method. These Properties are now consolidated as a result of this acquisition.

            On May 4, 2004, we purchased a 100% interest in Plaza Carolina in San Juan, Puerto Rico for approximately $309.0 million. We funded this transaction with the mortgage discussed in Note 8 and borrowings on the Credit Facility.

            On October 14, 2004, we acquired all of the outstanding common stock of Chelsea Property Group, Inc. ("Chelsea") and the limited partnership units of its operating partnership subsidiary in a transaction valued at approximately $5.2 billion, including the assumption of $1.5 billion of debt. Chelsea has interests in 36 Premium Outlet centers and 24 other shopping centers containing 16.6 million square feet of gross leasable area in 31 states and Japan. We funded the cash portion of this acquisition with a $1.8 billion unsecured term loan facility discussed in Note 8.

            Chelsea common stockholders received consideration of $36.00 per share for each share of Chelsea's common stock in cash, a fractional share of 0.2936 of our common stock, and a fractional share of 0.3000 of Simon 6% Series I convertible perpetual preferred stock. The holders of Chelsea's operating partnership subsidiary's limited partnership common units exchanged their units for common and convertible preferred units of the Operating Partnership. The following shares and units were issued at closing:

  •
  12,978,795 shares of common stock
  •
  4,652,232 Operating Partnership common units
  •
  13,261,712 shares of Simon Property 6% Series I Convertible Perpetual Preferred Stock (liquidation value of $50 per share)
  •
  4,753,794 Operating Partnership 6% Convertible Perpetual Preferred Units (liquidation value of $50 per unit)

            The following summarized balance sheet represents the impact of the acquisition of Chelsea in 2004:

Investment properties, at cost	$4,685,738
Cash and cash equivalents	27,250
Tenant receivables	4,052
Investment in unconsolidated entities	417,439
Deferred costs and other assets (including intangibles)	499,523

Total assets	$5,634,002

Mortgages and other indebtedness	$1,611,184
Accounts payable, accrued expenses, intangibles and other	351,645

Total liabilities	$1,962,829

            On November 19, 2004 we increased our ownership interest in Lehigh Valley, located in Whitehall, Pennsylvania, from 24.88% to 37.61% for approximately $42.3 million, including the assumption of our $25.9 million share of debt.

            On December 15, 2004, we increased our ownership in Woodland Hills in Tulsa, Oklahoma from 47.2% to 94.5%. We acquired this additional ownership interests from our partner in the property for approximately $119.5 million, including the assumption of $39.7 million of debt. Woodland Hills was previously accounted for under the equity method. This Property is now consolidated as a result of this acquisition.

            Purchase price allocations for all of the above 2004 business combinations are preliminary and will be finalized in 2005. Any adjustment to the values assigned to identified assets and liabilities in finalizing the purchase price allocation for these business combinations above are not expected to have a material effect on consolidated net income.

  During 2003

            On March 14, 2003, we purchased the remaining interest in The Forum Shops at Caesars in Las Vegas, NV from the minority limited partner who initiated the buy/sell provision of the partnership agreement. We purchased this interest for $174.0 million in cash and assumed the minority limited partner's $74.2 million share of debt, and other partnership liabilities. We funded this purchase with borrowings from our Credit Facility. We recorded minority interest expense relating to the minority limited partner's share of the results of operations of The Forum Shops at Caesars through March 14, 2003.

            On August 20, 2003, we purchased a 100% leasehold stake in Stanford Shopping Center in Palo Alto, California for $333.0 million from Stanford University. Stanford University holds, as lessor, a long-term ground lease underlying the asset. We funded this purchase with a mortgage, with borrowings from our Credit Facility, and with available working capital.

            In the fourth quarter 2003, through a series of transactions we increased our ownership interest in Kravco Investments L.P. ("Kravco"), a Philadelphia, PA based owner of regional malls, from approximately 18% to approximately 80% (which has been subsequently reduced to 76% in the fourth quarter of 2004) and in its affiliated management company from approximately 15% to 50%. The portfolio consists of six regional malls, five of which are in the Philadelphia metropolitan area, and four community centers. We acquired our interest in Kravco from certain private investor real estate companies. We acquired our initial interest jointly with these real estate companies in connection with the Rodamco acquisition in 2002. As a result of this acquisition, we consolidated four new partnerships and account for six new partnerships as joint ventures. The total consideration paid in these transactions was approximately $293.4 million and consisted of:

  •
  cash of $82.0 million,
  •
  issuance of $107.4 million of perpetual preferred units by the Operating Partnership, and
  •
  the assumption of our share of mortgage debt and other payables of $104.0 million.

            On December 22, 2003, we jointly formed with The Rinascente Group the joint venture Gallerie Commerciali Italia S.p.A ("GCI"), which owns a geographically diverse portfolio in Italy of 40 existing shopping centers as of December 31, 2004 (38 as of December 31, 2003). The Rinascente Group contributed these 38 existing shopping centers as well as development opportunities to GCI and then sold 49% of GCI to one of our affiliates. The initial gross value of GCI was approximately €860 million, or approximately $1.1 billion, and our initial equity investment was approximately €187 million, or $232 million. We account for our interest in GCI under the equity method of accounting.

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

            We, and the Management Company, hold the other Rodamco partnership interests and assets jointly with two other real estate companies. We account for these assets under the equity method. These included our initial interest in Kravco, two notes receivable, an interest in a hotel, and three other retail properties. Some of these assets were considered held for sale and amounted to approximately $8 million. We sold two of the other retail properties in 2002 for no gain or loss for approximately $4.4 million and we sold the remaining asset held for sale in 2003 for $2.9 million and recognized a nominal gain.

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

  Disposals

  During 2004

            We sold five non-core properties, consisting of three regional malls, one community center and one Premium Outlet center. In total, we received net proceeds from these sales of approximately $34.3 million. As a result of these transactions, we recorded a net loss of $0.3 million during the twelve months ended December 31, 2004. The properties and their dates of sale consisted of:

  •
  Hutchinson Mall on June 15, 2004
  •
  Bridgeview Court on July 22, 2004
  •
  Woodville Mall on September 1, 2004
  •
  Santa Fe Premium Outlet on December 28, 2004
  •
  Heritage Park Mall on December 29, 2004

            As of December 31, 2003, the carrying value of the properties sold at cost, net of accumulated depreciation was $27.0 million.

            On April 7, 2004, we sold a joint venture interest in a hotel property held by the Management Company and on April 8, 2004 we sold our joint venture interest in Yards Plaza, in Chicago, Illinois for net proceeds of $17.0 million, resulting in a gain of $12.6 million, $8.3 million net of tax.

            On August 6, 2004, we completed the court ordered sale of our joint venture interest in Mall of America, in Minneapolis, Minnesota.

            On January 11, 2005, we sold our 50% interest in a joint venture Property that was accounted for on the equity method of accounting for $62.6 million resulting in a gain of $10.4 million.

  During 2003

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
  •
  Forest Village Park Mall on April 29, 2003
  •
  North Riverside Park Plaza on May 8, 2003
  •
  Memorial Plaza on May 21, 2003
  •
  Fox River Plaza on May 22, 2003
  •
  Eastern Hills Mall on July 1, 2003
  •
  New Orleans Center on October 1, 2003
  •
  Mainland Crossing on October 28, 2003
  •
  SouthPark Mall on November 3, 2003
  •
  Bergen Mall on December 12, 2003

            As of December 31, 2002, the carrying value of the properties sold during 2003 at cost, net of accumulated depreciation was $259.1 million.

  During 2002

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

            During 2002, we disposed of seven of our nine assets held for sale as of December 31, 2001. The seven assets disposed included three community centers and four regional malls. The three community centers and two of the regional malls were sold for a net sales price of $28.1 million resulting in a net loss of $7.0 million. In addition, we negotiated with the lenders the sale of our interests in one regional mall to a third party resulting in net proceeds of $3.6 million and deeded one regional mall to the lender in satisfaction of the outstanding mortgage indebtedness. The two regional malls were encumbered with $52.2 million of indebtedness. The net impact of these two transactions resulted in a net gain on debt forgiveness of $16.1 million that is reflected in "gain from debt related transactions, net" in the accompanying statements of operations and comprehensive income.

            The cash flows and results of operations of the Properties disposed of during the three years ended December 31, 2004 were not material to our cash flows and results of operations. These Properties' removal from service will not materially affect our ongoing operations.

            Impairment.    In 2004, we recorded an $18.0 million impairment charge related to one Property. We evaluate our Properties for the potential impairment of our assets using a combination of estimations of the fair value based upon a multiple of the net cash flow of the Properties and discounted cash flows from the individual Properties' operations as well as contract prices, if applicable and available.

5.    Pro Forma Financial Information (Unaudited)

            The pro forma condensed consolidated statements of operations for the years ended December 31, 2004 and 2003 includes adjustments for the acquisition of Chelsea as if the transaction had occurred as of January 1, 2003. The pro forma information does not purport to present what actual results would have been had the acquisitions, and related transactions, in fact, occurred at the previously mentioned date, or to project results for any future period. Other acquisitions during 2004 were not considered material business combinations for the purpose of presenting this pro forma financial information.

	For the Year Ended December 31,
PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
	2004	2003
Revenue:
Minimum rent	$1,816,758	$1,655,315
Overage rent	91,129	77,588
Tenant reimbursements	835,626	761,237
Management fees and other revenues	72,737	74,677
Other income	163,229	145,357

Total revenue	2,979,479	2,714,174
Expenses:
Property operating	418,470	377,325
Depreciation and amortization	801,170	717,316
Real estate taxes	275,704	236,618
Repairs and maintenance	101,769	92,971
Advertising and promotion	93,993	84,587
Provision for credit losses	18,895	15,673
Home and regional office costs	90,545	80,105
General and administrative	29,470	27,474
Other (including impairment charge)	64,296	45,298

Total operating expenses	1,894,312	1,677,367

Operating Income	1,085,167	1,036,807
Interest Expense	738,272	692,170

Income Before Minority Interest and Unconsolidated Entities	346,895	344,637
Minority interest and other	(10,447)	(12,423)
Income tax expense of taxable REIT subsidiaries	(11,770)	(7,597)

Pro Forma Income before unconsolidated entities	324,678	324,617
Income from unconsolidated entities	91,354	100,651

Pro Forma Income from continuing operations	416,032	425,268
Pro Forma Limited partners' interest in the Operating Partnership and Preferred Distributions of the Operating Partnership	107,367	99,725

Pro Forma Net Income	308,665	325,543
Preferred Dividends	78,264	100,508

Pro Forma Net Income Available to Common Stockholders	$230,401	$225,035

Pro Forma Earnings Per Common Share — Basic	$1.06	$1.11

Pro Forma Earnings Per Common Share — Diluted	$1.05	$1.11

(a)
Pro forma basis earning per share are based upon weighted average common shares of 218,264,464 for 2004 and 202,453,919 for 2003. Pro forma diluted earning per share are based upon weighted average common shares of 219,131,832 for 2004 and 203,277,451 for 2003.

6.    Investment Properties

            Investment properties consist of the following:

	As of December 31,
	2004	2003
Land	$2,611,543	$2,068,264
Buildings and improvements	18,471,039	12,766,179

Total land, buildings and improvements	21,082,582	14,834,443
Furniture, fixtures and equipment	171,179	137,380

Investment properties at cost	21,253,761	14,971,823
Less — accumulated depreciation	3,162,523	2,556,578

Investment properties at cost, net	$18,091,238	$12,415,245

Construction in progress included in investment properties	$393,769	$243,953

7.    Investments in Unconsolidated Entities

            Joint ventures are common in the real estate industry. We use joint ventures to finance properties and diversify our risk in a particular property or trade area. We may also use joint ventures in the development of new properties. We held joint venture ownership interests in 67 Properties as of December 31, 2004 and 75 as of December 31, 2003, as well as joint venture interests in our investments in 51 European shopping centers; four Premium Outlet centers in Japan; one Premium Outlet in Mexico; and one shopping center in Canada as of December 31, 2004. We held 47 European shopping centers and one shopping center in Canada as of December 31, 2003. Since we do not control or otherwise have an interest that would require us to consolidate these joint venture Properties, accounting principles generally accepted in the United States currently require that we account for these Properties on the equity method. Substantially all of our joint venture Properties are subject to rights of first refusal, buy-sell provisions, or other sale rights for partners which are customary in real estate partnership agreements and the industry. Each partner in these joint ventures may initiate these provisions at any time, which would result in either the sale of or the use of available cash or borrowings to acquire the partnership interest.

            Summary financial information of the joint ventures and a summary of our investment in and share of income from such joint ventures follow. We condensed into separate line items major captions of the statements of operations for joint venture interests sold or consolidated. Consolidation occurs when we acquire an additional interest in the joint venture and as a result, gain unilateral control of the Property. We reclassified these line items into "Discontinued Joint Venture Interests" and "Consolidated Joint Venture Interests" so that we may present comparative results of operations for those joint venture interests held as of December 31, 2004.

	December 31,
	2004	2003
BALANCE SHEETS
Assets:
Investment properties, at cost	$9,429,465	$8,787,816
Less — accumulated depreciation	1,745,498	1,427,291

	7,683,967	7,360,525
Cash and cash equivalents	292,770	227,921
Tenant receivables	209,040	236,023
Investment in unconsolidated entities	167,182	94,853
Deferred costs and other assets	322,660	176,477
Assets of Consolidated Joint Venture Interests	—	474,745
Assets of Discontinued Joint Venture Interests	—	764,833

Total assets	$8,675,619	$9,335,377

Liabilities and Partners' Equity:
Mortgages and other indebtedness	$6,398,312	$5,936,104
Accounts payable, accrued expenses, and deferred revenue	373,887	273,704
Other liabilities	179,443	38,780
Mortgages and liabilities of Consolidated Joint Venture Interests	—	229,718
Mortgages and liabilities of Discontinued Joint Venture Interests	—	549,142

Total liabilities	6,951,642	7,027,448
Preferred units	67,450	152,450
Partners' equity	1,656,527	2,155,479

Total liabilities and partners' equity	$8,675,619	$9,335,377

Our Share of:
Total assets	$3,619,969	$3,861,497

Partners' equity	$779,252	$885,149
Add: Excess Investment	1,103,992	912,212

Our net Investment in Joint Ventures	$1,883,244	$1,797,361

Mortgages and other indebtedness	$2,750,327	$2,739,630

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

            As of December 31, 2004, scheduled principal repayments on joint venture indebtedness were as follows:

2005	$500,885
2006	1,083,340
2007	512,958
2008	790,007
2009	526,266
Thereafter	2,984,328

Total principal maturities	6,397,784
Net unamortized debt premiums	528

Total mortgages and other indebtedness	$6,398,312

            This debt becomes due in installments over various terms extending through 2017 with interest rates ranging from 1.14% to 9.04% and a weighted average rate of 5.84% at December 31, 2004.

	For the Year Ended December 31,
	2004	2003	2002
STATEMENTS OF OPERATIONS
Revenue:
Minimum rent	$960,934	$795,386	$728,294
Overage rent	44,494	28,486	26,621
Tenant reimbursements	490,023	400,921	352,669
Other income	67,233	78,069	50,317

Total revenue	1,562,684	1,302,862	1,157,901
Operating Expenses:
Property operating	300,656	229,146	179,208
Depreciation and amortization	290,256	230,578	205,721
Real estate taxes	128,578	118,193	105,082
Repairs and maintenance	71,649	64,247	63,021
Advertising and promotion	38,238	37,162	35,060
Provision for credit losses	11,354	7,728	8,143
Other	66,504	39,683	30,080

Total operating expenses	907,235	726,737	626,315

Operating Income	655,449	576,125	531,586
Interest Expense	375,884	335,494	316,872

Income Before Minority Interest and Unconsolidated Entities	279,565	240,631	214,714
(Loss) Income from Unconsolidated Entities	(5,129)	8,393	3,062
Minority interest	—	(654)	(751)

Income From Continuing Operations	274,436	248,370	217,025
Income from Consolidated Joint Venture Interests	19,378	23,801	9,866
Income from Discontinued Joint Venture Interests	6,431	44,424	28,600
Gain on disposal or sale of Discontinued operations, net	4,704	—	—

Net Income	$304,949	$316,595	$255,491

Third-Party Investors' Share of Net Income	$193,282	$190,535	$150,161

Simon Group's Share of Net Income	111,667	126,060	105,330
Amortization of Excess Investment	30,554	26,415	26,635

Income from Joint Ventures	$81,113	$99,645	$78,695

  European Investments

            The carrying amount of our total combined investment in two joint venture investments, European Retail Enterprises, B.V. ("ERE") and Gallerie Commerciali Italia ("GCI"), is $320.6 million as of December 31, 2004, net of the related cumulative translation adjustment, including subordinated debt in ERE. Our investments in ERE and GCI are accounted for using the equity method of accounting. The Operating Partnership has a 49% ownership in GCI and a current 34.7% ownership in ERE.

            The agreements for the Operating Partnership's 34.7% interest in ERE are structured to allow us to acquire an additional 26.1% ownership interest over time. The future commitments to purchase shares from three of the existing stockholders of ERE are based upon a multiple of adjusted results of operations in the year prior to the purchase of the shares. Therefore, the actual amount of these additional commitments may vary. The current estimated additional commitments is approximately $60 million to purchase shares of stock of ERE, assuming that the three existing stockholders exercise their rights under put options. We expect these purchases to be made from 2006-2008. In addition, the agreements contain normal buy/sell provisions as previously described, as well as a marketing right which a partner may exercise. We and the other significant owner of ERE have the right to market the sale of the entire company, subject to a right of first offer to the non-selling partner. If the non-selling partner does not exercise its right for a specified price, then the selling partner can sell each partners' interest in ERE commencing in the second quarter of 2005. Our partner has initiated a process in order to exercise this marketing right but has not yet given us the notice required to formally commence the marketing right or allow us to exercise our right of first offer.

  The Management Company

            On January 1, 2003, the Operating Partnership acquired all of the remaining equity interests of the Management Company, and as a result, the Management Company is now a consolidated subsidiary of the Operating Partnership. Prior to this, we owned voting and non-voting common stock and three classes of participating preferred stock of the Management Company; however, 95% of the voting common stock was owned by three Simon family members. Prior to that date, we accounted for our investment in the Management Company using the equity method of accounting. At that time, we exercised significant influence but did not control the financial and operating policies of the Management Company. Our preferred and common interest and our note receivable from the Management Company entitled us to approximately 98% of the after-tax economic benefits of the Management Company's operations.

            Prior to the consolidation of the Management Company, common costs were allocated by the Management Company to us, based primarily on minimum and overage rent, using assumptions that we believe are reasonable. The following data summarizes interest income and preferred dividends from the Management Company for the year ended December 31, 2002, included in other income, and total costs incurred on consolidated properties related to services provided by the Management Company:

Interest and preferred dividends	$13,620
Total costs incurred on consolidated properties	$76,469

            Summarized consolidated operating data of the Management Company for the year ended December 31, 2002 is as follows:

Total revenue	$130,988

Operating income	$33,571

Net loss attributable to common stockholders	$(18,626)

8.    Indebtedness and Derivative Financial Instruments

            Our mortgages and other indebtedness consist of the following:

	December 31,
	2004	2003
Fixed-Rate Debt
Mortgages and other notes, including $68,746 and $21,742 net premiums, respectively. Weighted average interest and maturity of 6.45% and 6.1 years.	$4,369,655	$3,360,917
Unsecured notes, including $61,034 net premiums and $16,547 net discounts, respectively. Weighted average interest and maturity of 6.32% and 5.2 years.	6,501,034	4,998,453
7% Mandatory Par Put Remarketed Securities, including $4,851 and $4,933 premiums, respectively, due June 2028 and subject to redemption June 2008.	204,851	204,933
Commercial mortgage pass-through, due December 2004	—	172,290

Total fixed-rate debt	11,075,540	8,736,593
Variable-Rate Debt
Mortgages and other notes, at face value, respectively. Weighted average interest and maturity of 3.58% and 2.5 years.	$686,771	$619,763
Floating Rate Mandatory Extension Notes, due November 15, 2014.	—	113,100
Credit Facility (see below)	425,000	327,901
Acquisition Facility (see below)	1,800,000	—
Alternative Currency Facilities	24,359	—
Commercial mortgage pass-through certificates, due December 2004.	—	48,157
Unsecured term loans. Weighted average rates and maturities of 3.34% and 2.4 years.	579,170	419,679

Total variable-rate debt	3,515,300	1,528,600
Fair value interest rate swaps	(4,447)	1,195

Total mortgages and other indebtedness, net	$14,586,393	$10,266,388

            General.    We have pledged 94 Properties as collateral to secure related mortgage notes including 9 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 45 Properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each Property within the collateral package. Of our 94 encumbered Properties, indebtedness of 23 of these encumbered Properties and our unsecured notes are subject to various financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and other indebtedness may be prepaid but are generally subject to prepayment of a yield-maintenance premium or defeasance. As of December 31, 2004, we are in compliance with all our debt covenants.

            Mortgages and Other Indebtedness.    We have 94 encumbered consolidated properties at December 31, 2004. The balance of fixed and variable rate mortgage notes was $5.0 billion as of December 31, 2004 and of this amount $4.7 billion is nonrecourse to us. The fixed-rate mortgages generally require monthly payments of principal and/or interest. The interest rates of variable-rate mortgages are typically based on LIBOR.

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

            On January 22, 2004, we paid off a $60.0 million variable rate mortgage, at LIBOR plus 125 basis points, that encumbered one consolidated Property with proceeds from a senior unsecured notes offering. In addition, we refinanced another consolidated mortgaged Property with a $32.0 million 6.05% fixed rate mortgage that matures on February 11, 2014. The balance of the previous mortgage was $34.7 million at a variable rate of LIBOR plus 250 basis points and was scheduled to mature on April 1, 2004.

            On March 31, 2004, we secured a $86.0 million variable rate mortgage, at LIBOR plus 95 basis points, to permanently finance a portion of the Gateway Shopping Center acquisition. The mortgage has an initial maturity date of March 31, 2005 with three, one-year, extensions available at our option.

            On April 27, 2004, we secured a $96.0 million fixed rate mortgage at 5.17% to permanently finance a portion of the Montgomery Mall acquisition. The mortgage has an anticipated maturity date of May 11, 2014.

            On May 19, 2004, we secured a $260.0 million mortgage to permanently finance a portion of the Plaza Carolina Mall acquisition. The mortgage consists of two fixed-rate tranches and three variable-rate tranches. The fixed-rate components total $100 million at a blended rate of 5.10% and have a maturity date of May 9, 2009. The $160.0 million variable-rate components bear interest at LIBOR plus 90 basis points and have an initial maturity of May 9, 2006 with three, one-year extensions available at our option. The initial weighted average all-in interest rate was approximately 3.2%.

            On June 15, 2004, we refinanced a pool of seven cross-collateralized mortgages totaling $219.4 million with a $220.0 million variable-rate term loan. The original mortgages would have matured on December 15, 2004 and had an effective interest rate of 7.06% including the effect of an interest rate protection agreement on $48.1 million of variable-rate debt. The collateralized term loan bore interest at LIBOR plus 80 basis points. On June 30, 2004, we refinanced the term loan with individually secured fixed-rate mortgages on six of the seven original Properties totaling $290.0 million. The mortgages have a maturity date of July 1, 2014 and have a weighted average interest rate of 5.90%. One of the Properties was unencumbered as part of this refinancing.

            On July 1, 2004, we paid off, with available working capital, two mortgages encumbering one consolidated Property that were scheduled to mature on January 1, 2005. The first mortgage had a balance of $41.1 million, and bore interest at a fixed rate of 8.45%. The second mortgage had a balance of $14.9 million, and bore interest at a fixed rate of 6.81%.

            On July 12, 2004, we refinanced a consolidated Property with a $73.0 million, 5.84% fixed rate mortgage that matures on August 1, 2014. The balance of the previous mortgage was $47.0 million, bore interest at a variable rate of LIBOR plus 275 basis points and was scheduled to mature on July 1, 2005.

            On July 28, 2004, we refinanced a consolidated Property with a $86.0 million, 5.65% fixed rate mortgage that matures on August 11, 2014. The balance of the previous mortgage was $45.0 million, bore interest at a variable rate of LIBOR plus 150 basis points and was scheduled to mature on June 12, 2005.

            On November 25, 2004, we paid off, with available working capital, one mortgage encumbering one consolidated Property that was scheduled to mature on February 1, 2005. The mortgage had a balance of $36.0 million, and bore interest at a fixed rate of 7.42%.

            Unsecured Notes.    We have $1.2 billion of unsecured notes that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain Properties. These unsecured notes have a weighted average interest rate of 7.14% and weighted average maturities of 6.4 years.

            On January 15, 2004, we paid off $150.0 million of 6.75% unsecured notes that matured on that date with borrowings from our $1.25 billion unsecured revolving credit facility ("Credit Facility").

            On January 20, 2004, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $500.0 million at a weighted average fixed interest rate of 4.21%. The first tranche is $300.0 million at a fixed interest rate of 3.75% due January 30, 2009 and the second tranche is $200.0 million at a fixed interest rate of 4.90% due January 30, 2014. We received net proceeds of $383.4 million and we exchanged our $113.1 million Floating Rate Mandatory Extension Notes ("MAXES") with the holder. The MAXES were due November 15, 2014 and bore interest at LIBOR plus 80 basis points. The exchange of the MAXES for the notes instruments did not result in a significant modification of the terms in the debt arrangement. We used $277.0 million of the net proceeds to reduce borrowings on the Credit Facility, to unencumber one Property, and the remaining portion was used for general working capital purposes. We subsequently completed an exchange offer in which notes registered under the Securities Act of 1933 with the same economic terms and conditions were exchanged for the Rule 144A notes.

            Concurrent with the issuance of the Rule 144A notes, we entered into a five-year variable rate $300.0 million notional amount swap agreement to effectively convert the $300.0 million tranche to floating rate debt at an effective rate of six-month LIBOR.

            On February 9, 2004, we paid off $300.0 million of 6.75% unsecured notes that matured on that date with borrowings from the Credit Facility.

            On February 26, 2004, we obtained a $250.0 million unsecured term loan with an initial maturity date of April 1, 2005. The maturity date may be extended, at our option, for two, one-year extension periods. The unsecured term loan bears interest at LIBOR plus 65 basis points. The proceeds from this financing were used to pay off our $65.0 million unsecured term loan that matured on March 15, 2004 and our $150.0 million unsecured term loan that matured on February 28, 2004. The remaining proceeds were used for general working capital purposes. The $65.0 million unsecured term loan bore interest at LIBOR plus 80 basis points and the $150.0 million unsecured term loan bore interest at LIBOR plus 65 basis points.

            On July 15, 2004, we paid off $100.0 million of 6.75% unsecured notes that matured on that date with available working capital.

            On August 11, 2004, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $900.0 million at a weighted average fixed interest rate of 5.29%. The first tranche is $400.0 million at a fixed interest rate of 4.875% due August 15, 2010 and the second tranche is $500.0 million at a fixed interest rate of 5.625% due August 15, 2014. We received net proceeds of $890.6 million. We used $585.0 million of the net proceeds to reduce borrowings on our Credit Facility, $150.0 million to retire fixed rate 7.75% unsecured notes, $120.7 million to unencumber two consolidated Properties, and the remaining portion was used for general working capital purposes. We subsequently completed an exchange offer in which notes registered under the Securities Act of 1933 with the same economic terms and conditions were exchanged for the Rule 144A notes.

            Credit Facility.    As of December 31, 2004, the Credit Facility was a $1.25 billion unsecured revolving credit facility with a maturity date of April 16, 2005 and a one-year extension of the maturity date available at our option. The Credit Facility bore interest at LIBOR plus 65 basis points and provided for different pricing based upon our corporate credit rating, with an additional 15 basis point facility fee on the entire $1.25 billion. The Credit Facility had available a EURO sub-tranche for up to $100 million U.S. dollar equivalent which provides availability for Euros at EURIBOR plus 65 basis points and dollars at LIBOR plus 65 basis points, at our option. We use the Credit Facility primarily for funding acquisition, renovation and expansion and predevelopment opportunities and general corporate purposes. The Credit Facility contains financial covenants relating to a capitalization value and leverage criteria, minimum EBITDA and unencumbered EBITDA coverage ratio requirements and a minimum equity value.

            A summary of the Credit Facility is as follows:

	As of December 31,
	2004	2003
Total Facility Amount	$1,250,000	$1,250,000
Borrowings	(425,000)	(327,901)
Letters of credit	(38,131)	(24,081)

Remaining Availability	$786,869	$898,018

Effective Interest rate	1.95%	1.94%

Maximum borrowings during the period ended	$585,000	$667,067

Average borrowings during the period ended	$370,315	$396,250

            On January 11, 2005, we refinanced the Credit Facility with a new $2.0 billion unsecured revolving credit facility (the "New Credit Facility"). The New Credit Facility has a maturity date of January 11, 2008, with an additional one-year extension available at our option. The facility can be increased to $2.5 billion within the first two years of closing at our option. The New Credit Facility bears interest at LIBOR plus 55 basis points with an additional 15 basis point facility fee on the entire $2.0 billion facility and provides for variable grid pricing based upon our corporate credit rating. In addition, the New Credit Facility has a $500 million U.S. dollar equivalent multi-currency tranche for Euro, Yen or Sterling borrowings. The New Credit Facility contains financial covenants relating to a capitalization value and leverage criteria, minimum EBITDA and unencumbered EBITDA coverage ratio requirements and a minimum equity value.

            Acquisition Facility.    On October 12, 2004, we obtained a $1.8 billion unsecured term loan ("Acquisition Facility") to finance the cash portion of our acquisition of Chelsea. The Acquisition Facility matures on October 12, 2006 and requires minimum principal repayments in three equal installments after twelve months, eighteen months, and at maturity. The Acquisition Facility bears interest at LIBOR plus 55 basis points with an additional 15 basis point facility fee on all loans outstanding and provides for variable grid pricing based upon our credit rating.

  Debt Maturity and Other

            Our scheduled principal repayments on indebtedness as of December 31, 2004 was as follows:

2005	$1,542,161
2006	2,772,108
2007	1,920,225
2008	1,044,997
2009	1,653,507
Thereafter	5,523,211

Total principal maturities	14,456,209
Net unamortized debt premium and other	130,184

Total mortgages and other indebtedness	$14,586,393

            Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

For the year ended December 31,
2004	2003	2002
$648,984	$596,274	$591,328

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

            As of December 31, 2004, we have reflected the fair value of outstanding consolidated derivatives in other liabilities for $6.2 million. In addition, we recorded the benefits from our treasury lock agreements in accumulated comprehensive income and the unamortized balance of these agreements is $8.2 million as of December 31, 2004. As of December 31, 2004, our outstanding LIBOR based derivative contracts consist of:

  •
  interest rate cap protection agreements with a notional amount of $257.1 million that mature from January 2005 to May 2006.
  •
  variable rate swap agreements with a notional amount of $370.0 million that mature in September 2008 and January 2009 and have a weighted average pay rate of 2.71% and a weighted average receive rate of 3.72%.

            Within the next twelve months, we expect to reclassify to earnings approximately $2.7 million of income of the current balance held in accumulated other comprehensive income. The amount of ineffectiveness relating to fair value and cash flow hedges recognized in income during the periods presented was not material.

  Fair Value of Financial Instruments

            The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimated the fair values of combined fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. The fair values of financial instruments and our related discount rate assumptions used in the estimation of fair value for our consolidated fixed-rate mortgages and other indebtedness are summarized as follows:

	As of December 31,
	2004	2003
Fair value of fixed-rate mortgages and other indebtedness	$11,357,011	$9,189,538
Discount rates assumed in calculation of fair value	5.20%	4.81%

9.    Rentals under Operating Leases

            Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume, as of December 31, 2004, are as follows:

2005	$1,511,919
2006	1,390,145
2007	1,229,812
2008	1,066,342
2009	906,608
Thereafter	2,775,307

$8,880,133

            Approximately 0.8% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10.    Capital Stock

            The Board of Directors is authorized to reclassify the excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon Property without further action of the stockholders. The ability of the Board of Directors to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Simon Property.

            The holders of common stock of Simon Property are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. At the time of the initial public offering of Simon Property's predecessor in 1993, the charter of the predecessor gave Melvin Simon, Herbert Simon, David Simon and certain of their affiliates (the "Simons") the right to elect four of the thirteen members of the Board of Directors, conditioned upon the Simons, or entities they control, maintaining specified levels of equity ownership in Simon Property's predecessor, the Operating Partnership and all of their subsidiaries. In addition, at that time, Melvin Simon & Associates, Inc. ("MSA"), acquired 3,200,000 shares of Class B common stock. MSA placed the Class B common stock into a voting trust under which the Simons were the sole trustees. These voting trustees had the authority to elect the four members of the Board of Directors. These same arrangements were incorporated into Simon Property's Charter in 1998 during the combination of its predecessor and Corporate Property Investors, Inc. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with Melvin Simon, Herbert Simon or David Simon. The holder of the Class C common stock is entitled to elect two of the thirteen members of the board. Shares of Class C common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the members of the DeBartolo family or entities controlled by them. The Class B and Class C shares can be converted into shares of common stock at the option of the holders. At the initial offering we reserved 3,200,000 and 4,000 shares of common stock for the possible conversion of the outstanding Class B and Class C shares, respectively.

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

  Common Stock Issuances and Repurchases

            In 2004, fifty-five limited partners exchanged 4,194,117 units for 4,194,117 shares of common stock. On November 5, 2004 thirty-one limited partners converted 1,061,580 preferred units for 803,341 shares of common stock.

            We issued 392,943 shares of common stock related to employee stock options exercised during 2004. We used the net proceeds from the option exercises of approximately $10.7 million to acquire additional units of the Operating Partnership. The Operating Partnership used the net proceeds for general working capital purposes. We also issued 12,978,795 shares of common stock in connection with the Chelsea acquisition.

            We have purchased 317,300 shares of common stock in the open market as part of our common stock repurchase program at an average price of $64.26. We have a Board approved share repurchase program that permits us to acquire up to $250.0 million in shares through May 6, 2005.

  Preferred Stock

            The following table summarizes each of the authorized series of preferred stock of Simon Property:

	As of December 31,
	2004	2003
Series B 6.5% Convertible Preferred Stock, 5,000,000 shares authorized, none issued and outstanding	$—	$—
Series C 7.00% Cumulative Convertible Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series D 8.00% Cumulative Redeemable Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series E 8.00% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, 0 and 1,000,000 issued and outstanding	—	24,863
Series F 8.75% Cumulative Redeemable Preferred Stock, 8,000,000 shares authorized, 8,000,000 issued and outstanding	192,989	192,989
Series G 7.89% Cumulative Step-Up Premium Rate Preferred Stock, 3,000,000 shares authorized, 3,000,000 issued and outstanding	147,950	147,681
Series H Variable Rate Preferred Stock, 4,530,000 shares authorized, 0 and 78,012 issued and outstanding	—	1,950
Series I 6% Convertible Perpetual Preferred Stock, 19,000,000 shares authorized, 13,638,019 and 0 issued and outstanding	681,901	—
Series J 8 3/8% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, 796,948 and 0 issued and outstanding	39,847	—

	$1,062,687	$367,483

            Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays preferred distributions to Simon Property equal to the dividends paid on the preferred stock issued.

            Series B Convertible Preferred Stock.    During 2003, all of the outstanding shares of our 6.5% Series B Convertible Preferred Stock were either converted into shares of common stock or were redeemed at a redemption price of $106.34 per share. We issued an aggregate of 1,628,400 shares of common stock to the holders who exercised their conversion rights. The remaining 18,340 shares of Series B preferred stock were redeemed for cash.

            Series C Cumulative Convertible Preferred Stock and Series D Cumulative Redeemable Preferred Stock.    On August 27, 1999, Simon Property authorized these two new series of preferred stock to be available for issuance upon conversion by the holders or redemption by the Operating Partnership of the 7.00% Preferred Units or the 8.00% Preferred Units, described below. On October 1, 2004, thirty-two limited partners exchanged a total of 1,156,039 units of 8.00% Series D Cumulative Redeemable Preferred Units for a like number of our 8.00% Series D Cumulative Redeemable Preferred Stock. On December 1, 2004 we repurchased the 1,156,039 shares of Series D 8.00% Cumulative Redeemable Preferred Stock for $36.9 million. Each of these new series of preferred stock had terms that were substantially identical to the respective series of Preferred Units.

            Series E Cumulative Redeemable Preferred Stock.    We issued the Series E Cumulative Redeemable Preferred Stock for $24.2 million. These preferred shares were being accreted to their liquidation value. The Series E Cumulative Redeemable Preferred Stock was redeemed on November 10, 2004 at the liquidation value of $25 per share.

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

            Series H Variable Rate Preferred Stock.    To fund the redemption of the Series B Preferred Stock in 2003, we issued 3,328,540 shares of Series H Variable Rate Preferred Stock for $83.2 million. Series H Variable Rate Preferred Stock is not redeemable at the option of the holders, but was redeemable at any time prior to March 15, 2004 or after March 15, 2009 at specified prices. We repurchased 3,250,528 shares of the Series H Preferred Stock for $81.3 million on December 17, 2003. On January 7, 2004 we repurchased the remaining 78,012 shares for $1.9 million.

            Series I 6% Convertible Perpetual Preferred Stock.    On October 14, 2004, we issued 13,261,712 shares of this new series of preferred stock in the acquisition of Chelsea. The terms of this new series of preferred stock is substantially identical to those of the respective series of Preferred Units. Subsequent to the initial issuance, three unitholders exchanged 376,307 units of the 6% Convertible Perpetual Preferred Stock for an equal number of shares of Series I Preferred Stock. Distributions are to be made quarterly beginning November 30, 2004 at an annual rate of 6% per share. On or after October 14, 2009, we shall have the option to redeem the 6% Convertible Perpetual Preferred Stock, in whole or in part, for shares of common stock only at a liquidation preference of $50.00 per share plus accumulated and unpaid dividends. However, if the redemption date falls between the record date and dividend payment date the redemption price will be equal to only the liquidation preference per share, and will not include any amount of dividends declared and payable on the corresponding dividend payment date. The redemption may occur only if, for 20 trading days within a period of 30 consecutive trading days ending on the trading day before notice of redemption is issued, the closing price per share of common stock exceeds 130% of the applicable conversion price. The 6% Convertible Perpetual Preferred Stock shall be convertible into a number of fully paid and non-assessable Common Shares upon the occurrence of a conversion triggering event at a conversion rate of 0.783 of a common share. A conversion triggering event includes the following: (a) if the 6% Convertible Perpetual Preferred Share is called for redemption by us; or, (b) if we are a party to a consolidation, merger, binding share exchange, or sale of all or substantially all of our assets; or, (c) if during any fiscal quarter after the fiscal quarter ending December 31, 2004, the closing sale price of the Common Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 125% of the applicable conversion price. If the closing price condition is not met at the end of any fiscal quarter, then conversions will not be permitted in the following fiscal quarter.

            Series J 8 3/8% Cumulative Redeemable Preferred Stock.    On October 14, 2004, we issued 796,948 shares of Series J 8 3/8% Cumulative Redeemable Preferred Stock in the acquisition of Chelsea. On or after October 15, 2027, the Series J Preferred Stock, in whole or in part, may be redeemed at our option at a price, payable in cash, of $50.00 per share plus accumulated and unpaid dividends. The Series J Preferred Stock is not convertible or exchangeable for any other property or securities of Simon Property.

  Limited Partners' Preferred Interests in the Operating Partnership

            The following table summarizes each of the authorized preferred units of the Operating Partnership:

	As of December 31,
	2004	2003
6% Series I Convertible Perpetual Preferred Units, 19,000,000 units authorized, 4,377,487 and 0 issued and outstanding	$218,874	$—
7.75% / 8.00% Cumulative Redeemable Preferred Units, 900,000 shares authorized, 822,588 issued and outstanding	82,259	82,259
7.5% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 and 251,096 issued and outstanding	25,537	25,109
7% Cumulative Convertible Preferred Units, 2,700,000 units authorized, 1,529,439 and 2,600,895 issued and outstanding	42,824	72,825
8.00% Cumulative Redeemable Preferred Units, 2,700,000 units authorized, 1,444,856 and 2,600,895 issued and outstanding	43,346	78,027

	$412,840	$258,220

            6% Series I Convertible Perpetual Preferred Units.    On October 14, 2004, the Operating Partnership issued 4,753,794 6% Convertible Perpetual Preferred Units in the Chelsea acquisition. Subsequent to the initial issuance, we had three unitholders exchange 376,307 Preferred Units into an equal number of shares of the Series I Preferred Stock. The Series I Units have terms that are substantially identical to the respective series of Preferred Stock, except that as it relates to the Series I Units, we have the option to satisfy the holder's exchange of Series I Preferred Units for cash or Series I Preferred Stock.

            7.75%/8.00% Cumulative Redeemable Preferred Units.    During 2003, in connection with the purchase of additional interest in Kravco, the Operating Partnership issued 7.75%/8.00% Cumulative Redeemable Preferred Units (the "7.75% Preferred Units") that accrue cumulative dividends at a rate of 7.75% of the liquidation value for the period beginning December 5, 2003 and ending December 31, 2004, 8.00% of the liquidation value for the period beginning January 1, 2005 and ending December 31, 2009, 10.00% of the liquidation value for the period beginning January 1, 2010 and ending December 31, 2010, and 12% of the liquidation value thereafter. These dividends are payable quarterly in arrears. A unitholder may require the Operating Partnership to repurchase the 7.75% Preferred Units on or after January 1, 2009 or any time the aggregate liquidation value of the outstanding units exceeds 10% of the book value of partners' equity of the Operating Partnership. The Operating Partnership may redeem the 7.75% Preferred Units on or after January 1, 2011 or earlier upon the occurrence of certain tax triggering events. Our intent is to redeem these units after January 1, 2009 after the occurrence of a tax triggering event. The redemption price is the liquidation value plus accrued and unpaid distributions, payable in cash or interest in one or more properties mutually agreed upon.

            7.5% Cumulative Redeemable Preferred Units.    The Operating Partnership issued 7.5% Cumulative Redeemable Preferred Units (the "7.5% Preferred Units") in connection with the purchase of additional interest in Kravco. The 7.5% Preferred Units accrue cumulative dividends at a rate of $7.50 annually, which is payable quarterly in arrears. The Operating Partnership may redeem the 7.5% Preferred Units on or after November 10, 2013 unless there is the occurrence of certain tax triggering events such as death of the initial unit holder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The 7.5% Preferred Units' redemption price is the liquidation value plus accrued and unpaid distributions, payable either in cash or shares of common stock. In the event of the death of a holder of the 7.5% Preferred Units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the Preferred unit holder may require the Operating Partnership to redeem the 7.5% Preferred Units payable at the option of the Operating Partnership in either cash or shares of common stock. On August 16, 2004, the Operating Partnership issued an additional 4,277 of these preferred units.

            7.00% Cumulative Convertible Preferred Units.    The 7.00% Cumulative Convertible Preferred Units (the "7.00% Preferred Units") accrue cumulative dividends at a rate of $1.96 annually, which is payable quarterly in arrears. The 7.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into either a like number of shares of 7.00% Cumulative Convertible Preferred Stock of Simon Property with terms substantially identical to the 7.00% Preferred Units or Units of the Operating Partnership at a ratio of 0.75676 to one provided that the closing stock price of Simon Property's common stock exceeds $37.00 for any three consecutive trading days prior to the conversion date. The Operating Partnership may redeem the 7.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in Units. In the event of the death of a holder of the 7.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the 7.00% Preferred Units at liquidation value payable at the option of the Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or shares of common stock. On November 5, 2004, 31 holders of the 7% Cumulative Convertible Preferred Units converted 1,061,580 of the units into common stock.

            8.00% Cumulative Redeemable Preferred Units.    The 8.00% Cumulative Redeemable Preferred Units (the "8.00% Preferred Units") accrue cumulative dividends at a rate of $2.40 annually, which is payable quarterly in arrears. The 8.00% Preferred Units are each paired with one 7.00% Preferred Unit or with the Units into which the 7.00% Preferred Units may be converted. The Operating Partnership may redeem the 8.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in either new preferred units of the Operating Partnership having the same terms as the 8.00% Preferred Units, except that the distribution coupon rate would be reset to a then determined market rate, or in Units. The 8.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into 8.00% Cumulative Redeemable Preferred Stock of Simon Property with terms substantially identical to the 8.00% Preferred Units. In the event of the death of a holder of the 8.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the 8.00% Preferred Units owned by such holder at their liquidation value payable at the option of the Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or shares of common stock. On October 1, 2004, 32 holders of the 8% Cumulative Redeemable Preferred Units converted 1,156,039 units into an equal number of Series D Cumulative Redeemable Preferred Stock.

            Notes Receivable from Former CPI Stockholders.    Notes receivable of $17,926 from former Corporate Property Investors, Inc. ("CPI") stockholders, which result from securities issued under CPI's executive compensation program and were assumed in our merger with CPI, are reflected as a deduction from capital in excess of par value in the consolidated statements of stockholders' equity in the accompanying financial statements. A total of $277 of these notes bear interest at rates ranging from 6.00% to 7.50%. The remainder of the notes do not bear interest and become due at the time the underlying shares are sold.

            The Simon Property Group 1998 Stock Incentive Plan.    We have a stock incentive plan (the "1998 Plan"), which provides for the grant of equity-based awards during a ten-year period, in the form of options to purchase shares ("Options"), stock appreciation rights ("SARs"), restricted stock grants and performance unit awards (collectively, "Awards"). Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Code and Options which are not so qualified. An aggregate of 11,300,000 shares of common stock have been reserved for issuance under the 1998 Plan. Additionally, the partnership agreement requires us to sell shares to the Operating Partnership, at fair value, sufficient to satisfy the exercising of stock options, and for us to purchase Units for cash in an amount equal to the fair market value of such shares.

            Administration.    The 1998 Plan is administered by Simon Property's Compensation Committee (the "Committee"). The Committee, at its sole discretion, determines which eligible individuals may participate and the type, extent and terms of the Awards to be granted to them. In addition, the Committee interprets the 1998 Plan and makes all other determinations deemed advisable for the administration of the 1998 Plan. Options granted to employees ("Employee Options") become exercisable over the period determined by the Committee. The exercise price of an Employee Option may not be less than the fair market value of the shares on the date of grant. Employee Options generally vest over a three-year period and expire ten years from the date of grant.

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

            Pursuant to an amendment to the 1998 Plan approved by the stockholders effective May 7, 2003, Eligible Directors now receive annual grants of restricted stock in lieu of Director Options. Each Eligible Director receives on the first day of the first calendar month following his or her initial election as a director, a grant of 1,000 shares of restricted stock. Thereafter, as of the date of each annual meeting of Simon Property's stockholders, Eligible Directors who are re-elected as directors receive a grant of 1,000 shares of restricted stock. In addition, Eligible Directors who serve as chairpersons of the standing committees of the Board of Directors receive an additional annual grant in the amount of 500 shares of restricted stock (in the case of the Audit Committee) or 300 shares of restricted stock (in the case of all other standing committees).

            Each award of restricted stock vests in four equal annual installments on January 1 of each year, beginning in the year following the year in which the award occurred. If a director otherwise ceases to serve as a director before vesting, the unvested portion of the award terminates. Any unvested portion of a restricted stock award vests if the director dies or becomes disabled while in office or has served a minimum of five annual terms as a director, but only if the Compensation Committee or full Board of Directors determines that such vesting is appropriate. The restricted stock also vests in the event of a "Change in Control".

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

            Restricted Stock.    The 1998 Plan also provides for shares of restricted common stock of Simon Property to be granted to certain employees at no cost to those employees, subject to growth targets established by the Compensation Committee (the "Restricted Stock Program"). Restricted stock is issued on the grant date and vests annually in four installments of 25% each beginning on January 1 following the year in which the restricted stock is awarded. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to stockholders' equity and subsequently amortized against our earnings over the vesting period. Through December 31, 2004 a total of 3,423,173 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards are summarized in the following table for each of the years presented:

	For the Year Ended December 31,
	2004	2003	2002
Restricted stock shares awarded, net of forfeitures	365,602	380,835	(21,070)
Weighted average grant price of shares granted	$56.86	$33.03	n/a
Amortization expense	$11,935	$10,355	$8,957

            The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model for our 2002 grants.

            The weighted average life of our outstanding options as of December 31, 2004 is 5.3 years.

            During 2002, we changed our method of accounting for options and began expensing options in the consolidated statement of operations.

            Information relating to Director Options and Employee Options from December 31, 2001 through December 31, 2004 is as follows:

	Director Options		Employee Options
	Options	Option Price per Share (1)	Options	Option Price per Share (1)
Shares under option at December 31, 2001	169,720	$25.86	3,177,751	$25.03

Granted	24,000	33.68	—	—
Exercised	(6,360)	22.29	(665,476)	23.44
Forfeited	(9,000)	27.05	(7,225)	24.25

Shares under option at December 31, 2002	178,360	$26.97	2,505,050	$25.46

Granted	—	N/A	—	N/A
Exercised	(86,000)	26.43	(647,617)	23.44
Forfeited	—	N/A	(5,400)	25.54

Shares under option at December 31, 2003	92,360	$27.48	1,852,033	$26.16

Granted and other (2)	—	N/A	263,884	49.79
Exercised	(28,070)	29.13	(364,873)	27.05
Forfeited	—	N/A	(55,018)	24.15

Shares under option at December 31, 2004	64,290	$26.75	1,696,026	$29.71

Exercise price range options 2003 and prior		$22.25-$33.68		$22.35-$30.38

Exercise price range 2004 options		N/A		$46.97-$63.51

Options exercisable at December 31, 2002	154,360	$25.93	1,695,750	$25.67

Options exercisable at December 31, 2003	92,360	$27.48	1,552,983	$26.28

Options exercisable at December 31, 2004	64,290	$26.75	1,603,026	$28.08

(1)
Represents the weighted average price when multiple prices exist.

(2)
Principally includes Chelsea options issued to certain employees as part of acquisition consideration.

            We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

  Exchange Rights

            Limited partners in the Operating Partnership have the right to exchange all or any portion of their Units for shares of common stock on a one-for-one basis or cash, as selected by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of Simon Property's common stock at that time. At December 31, 2004, we had reserved 83,121,284 shares of common stock for possible issuance upon the exchange of Units, options, Class B and C common stock and certain convertible preferred stock.

11.    Commitments and Contingencies

  Litigation

            On November 15, 2004, the Attorneys General of Massachusetts, New Hampshire and Connecticut filed complaints in their respective state Superior Courts against us and our affiliate, SPGGC, Inc., alleging that the sale of co-branded, bank-issued gift cards sold in certain of its Portfolio Properties violated gift certificate statutes and consumer protection laws in those states. Each of these suits seeks injunctive relief, unspecified civil penalties and disgorgement of any fees determined to be improperly charged to consumers.

            In addition, we are a defendant in three other proceedings relating to the gift card program. Each of the three proceedings has been brought by a private plaintiff as a purported class action and alleges violation of state consumer protection laws, state abandoned property and contract laws or state statutes regarding gift certificates or gift cards and seeks a variety of remedies including unspecified damages and injunctive relief.

            On February 3, 2005, the Attorney General of the State of New York filed a petition in the Supreme Court of New York, County of New York against us and the Operating Partnership alleging violations of New York law with respect to gift card sales. The New York proceeding was settled on March 1, 2005.

            We believe that we have viable defenses under both state and federal laws to the above gift card actions. Although it is not possible to provide any assurance of the ultimate outcome of any of these pending actions, management does not believe that an adverse outcome would have a material adverse effect on our financial position, results of operations or cash flow.

            Triple Five of Minnesota, Inc., a Minnesota corporation, v. Melvin Simon, et. al. On or about November 9, 1999, Triple Five of Minnesota, Inc. commenced an action in the District Court for the State of Minnesota, Fourth Judicial District, against, among others, Mall of America, certain members of the Simon family and entities allegedly controlled by such individuals, and us. The action was later removed to federal court. On September 10, 2003, the court issued its decision in a Memorandum and Order (the "Order"). In the Order, the court found that certain entities and individuals breached their fiduciary duties to Triple Five. The court did not award Triple Five damages but instead awarded Triple Five equitable and other relief and imposed a constructive trust on that portion of the Mall of America owned by us. Specifically, as it relates to us, the court ordered that Triple Five was entitled to purchase from us the one-half partnership interest that we purchased in October 1999, provided Triple Five remits to us the sum of $81.38 million within nine months of the Order. On August 6, 2004, Triple Five closed on its purchase of our one-half partnership interest. The court further held that we must disgorge all "net profits" that we received as a result of our ownership interest in the Mall from October 1999 to the present.

            We have appealed the Order and the Ancillary Relief Order to the United States Court of Appeals for the Eighth Circuit. Briefing on the appeals is complete and oral argument took place on October 18, 2004. It is not possible to provide any assurance on the ultimate outcome of this litigation.

            As a result of the Order, we initially recorded a $6.0 million charge for our share of the estimated loss in 2003. In the first quarter of 2004, as a result of the May 3, 2004 memorandum issued by the court appointed mediator, which has now been affirmed by the court, we recorded an additional $13.5 million charge for our share of the loss that is included in "(Loss) gain on sales of assets and other, net" in the accompanying consolidated financial statements of operations and comprehensive income. We ceased recording any contribution to either net income or Funds from Operations ("FFO") from the results of operations of Mall of America as of September 1, 2003.

            We are involved in various legal proceedings that arise in the ordinary course of our business. We believe that such routine litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the mid point in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded.

  Lease Commitments

            As of December 31, 2004, a total of 38 of the consolidated Properties are subject to ground leases. The termination dates of these ground leases range from 2005 to 2090. These ground leases generally require us to make payments of a fixed annual rent, or a fixed annual rent plus a participating percentage over a base rate based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense and discontinued operations as follows:

For the year ended December 31,
2004	2003	2002
$20,689	$17,028	$13,984

            Future minimum lease payments due under such ground leases for each of the next five years ending December 31 and thereafter are as follows:

2005	$13,993
2006	15,271
2007	15,511
2008	15,757
2009	15,655
Thereafter	651,330

$727,517

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

            The events of September 11, 2001 affected our insurance programs. Although insurance rates remain high, since the President signed into Law the Terrorism Risk Insurance Act (TRIA) in November of 2002, the price of terrorism insurance has steadily decreased, while the available capacity has been substantially increased. We have purchased terrorism insurance covering all Properties. The program provides limits up to one billion per occurrence for Certified (Foreign) acts of terrorism and $500 million per occurrence for Certified (Domestic) acts of terrorism. The coverage is written on an "all risk" policy form that eliminates the policy aggregates associated with our previous terrorism policies. This policy is in place throughout the remainder of 2005.

  Guarantees of Indebtedness

            Joint venture debt is the liability of the joint venture and is typically secured by the joint venture Property, which is non-recourse to us. As of December 31, 2004, we have guaranteed or have provided letters of credit to support $104.7 million of our total $2.8 billion share of joint venture mortgage and other indebtedness in the event the joint venture partnership defaults under the terms of the mortgage. The mortgages guaranteed are secured by the property of the joint venture partnership and could be sold in order to satisfy the outstanding obligation.

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

  Taubman Centers, Inc. Tender Offer

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

  Concentration of Credit Risk

            We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlet centers and community shopping centers rely heavily upon anchor tenants like most retail properties. Four retailers' anchor stores occupied 414 of the approximately 960 anchor stores in the Properties as of December 31, 2004. An affiliate of one of these retailers is a limited partner in the Operating Partnership.

  Limited Life Partnerships

            In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.     It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of a portion of the Statement has been indefinitely postponed by the FASB. As a result, we have no transactions, arrangements, or financial instruments that have been identified that appear to meet the criteria for liability recognition in accordance with paragraphs 9 and 10 under SFAS 150 due to the indefinite life of certain joint venture arrangements. SFAS 150 requires disclosure of the estimated settlement value of these non-controlling interests. As of December 31, 2004 and 2003, the estimated settlement value of these non-controlling interests was approximately $100 million and $40 million, respectively.

12.    Related Party Transactions

            The Management Company provides management, insurance, and other services to Melvin Simon & Associates, Inc. ("MSA"), a related party, and other non-owned properties. Amounts for services provided by the Management Company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the year ended December 31,
	2004	2003	2002
Amounts charged to unconsolidated joint ventures	$56,557	$59,631	$55,720
Amounts charged to properties owned by related parties	9,364	4,850	4,045

13.    Recently Issued Accounting Pronouncements

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

            We adopted FIN 46 on January 1, 2004 for variable interest entities that existed prior to February 1, 2003 and as a result we consolidated two joint ventures that hold two regional malls. During 2003, we consolidated one joint venture that was created in 2003 for the purpose of developing one regional mall. The aggregate carrying amount of the investment property for these properties was approximately $274.2 million as of December 31, 2004.

14.    Quarterly Financial Data (Unaudited)

            Summarized quarterly 2004 and 2003 data is summarized in the table below and the amounts have been reclassified from previously disclosed amounts due to the sale of properties in 2004 and 2003. The results of operations of these sold properties were reclassified to discontinued operations:

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$582,128	$600,589	$622,972	$836,062
Operating income	228,856	240,146	248,785	335,812
Income from Continuing Operations	76,172	104,203	108,003	162,027
Net income available to common stockholders	48,351	70,711	74,141	107,444
Income from Continuing Operations per share — Basic	$0.24	$0.34	$0.36	$0.49
Net income per share — Basic	$0.24	$0.34	$0.36	$0.49
Income from Continuing Operations per share — Diluted	$0.24	$0.34	$0.36	$0.49
Net income per share — Diluted	$0.24	$0.34	$0.36	$0.49
Weighted average shares outstanding	202,249,926	205,552,968	206,057,105	218,009,468
Diluted weighted average shares outstanding	203,214,344	206,361,031	206,897,726	218,896,387
2003
Total revenue	$532,362	$551,408	$559,073	$657,371
Operating income	217,901	227,363	219,728	306,970
Income from Continuing Operations	84,318	99,048	86,243	179,469
Net income available to common stockholders	55,140	50,292	42,721	165,424
Income from Continuing Operations per share — Basic	$0.26	$0.33	$0.27	$0.66
Net income per share — Basic	$0.29	$0.27	$0.23	$0.86
Income from Continuing Operations per share — Diluted	$0.26	$0.32	$0.26	$0.64
Net income per share — Diluted	$0.29	$0.26	$0.22	$0.83
Weighted average shares outstanding	187,070,456	189,037,143	189,165,175	192,532,892
Diluted weighted average shares outstanding	187,744,825	189,827,171	190,059,806	202,766,825

QuickLinks

  Exhibit 13.1
Management's Discussion and Analysis of Financial Condition and Results of Operation Simon Property Group, Inc. and Subsidiaries
Management's Report On Internal Control Over Financial Reporting
Simon Property Group, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)