Form 10-K, Exhibit 13
period 2005-12-31
SIMON PROPERTY GROUP INC /DE/
filed 2006-03-08
CIK 1063761

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13.1

        The following tables set forth selected financial data. The selected financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Amounts represent the combined amounts for Simon Property and SPG Realty Consultants, Inc. ("SPG Realty") for all periods as of or for the years ended December 31, 2001 to December 31, 2002 and Simon Property thereafter. SPG Realty, Simon Property's former "paired share" affiliate, merged into Simon Property on December 31, 2002. Other data we believe is important in understanding trends in Simon Property's business is also included in the tables.

Selected Financial Data

	As of or for the Year Ended December 3l,
	2005	2004(1)	2003(1)	2002(1)	2001(1)
	(in thousands, except per share data)
OPERATING DATA:
Total consolidated revenue (2)	$3,166,853	$2,585,079	$2,242,399	$2,052,978	$2,048,835
Income from continuing operations (2)	457,328	459,941	435,964	530,281	282,460
Net income available to common stockholders	$401,895	$300,647	$313,577	$358,387	$147,789
BASIC EARNINGS PER SHARE:
Income from continuing operations	$1.27	$1.49	$1.47	$1.86	$0.87
Discontinued operations	0.55	(0.04)	0.18	0.13	—
Cumulative effect of accounting change	—	—	—	—	(0.01)

Net income	$1.82	$1.45	$1.65	$1.99	$0.86

Weighted average shares outstanding	220,259	207,990	189,475	179,910	172,669
DILUTED EARNINGS PER SHARE:
Income from continuing operations	$1.27	$1.48	$1.47	$1.86	$0.86
Discontinued operations	0.55	(0.04)	0.18	0.13	—
Cumulative effect of accounting change	—	—	—	—	(0.01)

Net income	$1.82	$1.44	$1.65	$1.99	$0.85

Diluted weighted average shares outstanding	221,130	208,857	190,299	181,501	173,028
Distributions per share (3)	$2.80	$2.60	$2.40	$2.18	$2.08
BALANCE SHEET DATA:
Cash and cash equivalents	$337,048	$520,084	$535,623	$397,129	$259,760
Total assets	21,131,039	22,070,019	15,684,721	14,904,502	13,810,954
Mortgages and other indebtedness	14,106,117	14,586,393	10,266,388	9,546,081	8,841,378
Stockholders' equity	$4,307,296	$4,642,606	$3,338,627	$3,467,733	$3,214,691
OTHER DATA:
Cash flow provided by (used in):
Operating activities	$1,172,861	$1,082,858	$951,967	$882,990	$859,062
Investing activities	(52,434)	(2,745,697)	(761,663)	(785,730)	(351,310)
Financing activities	$(1,303,463)	$1,647,300	$(51,810)	$40,109	$(471,103)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (4)	1.40x	1.51x	1.50x	1.63x	1.33x

Funds from Operations (FFO) (5)	$1,411,368	$1,181,924	$1,041,105	$936,356	$786,635

FFO allocable to Simon Property	$1,110,933	$920,196	$787,467	$691,004	$571,974

Notes

(1)
On October 14, 2004 Simon Property acquired Chelsea Property Group, Inc. On May 3, 2002, Simon Property jointly acquired Rodamco North America N.V. In the accompanying financial statements, Note 2 describes the basis of presentation and Note 4 describes acquisitions and disposals.

(2)
Before allocation to Limited Partners.

(3)
Represents distributions declared per period.

(4)
The ratios for 2004, 2003, and 2002 have been restated for the reclassification of discontinued operations described in Note 3. 2002 includes $162.0 million of gains on sales of assets, net, and excluding these gains the ratio would have been 1.42x. 2001 includes a $47,000 impairment charge. Excluding this charge the ratio would have been 1.39x in 2001.

(5)
FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition and reconciliation of FFO.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Simon Property Group, Inc. and Subsidiaries

            You should read the following discussion in conjunction with the financial statements and notes thereto that are included in this Annual Report to Stockholders. Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties include the matters disclosed in Simon Property's periodic reports from time to time as well as national, international, regional and local economic climates, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks associated with acquisitions, the impact of terrorist activities, environmental liabilities, maintenance of REIT status, the availability of financing, changes in market rates of interest, and exchange rates for foreign currencies. We undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Overview

            Simon Property Group, Inc. ("Simon Property") is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust ("REIT"). To qualify as a REIT, among other things, a company must distribute at least 90 percent of its taxable income to its stockholders annually. Taxes are paid by stockholders on ordinary dividends received and any capital gains. Most states also follow this federal treatment and do not require REITs to pay state income tax. Simon Property Group, L.P. (the "Operating Partnership") is a majority-owned partnership subsidiary of Simon Property that owns all of our real estate properties. In this discussion, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

            We are engaged in the ownership, development, and management of retail real estate properties, primarily regional malls, Premium Outlet® centers and community/lifestyle centers. As of December 31, 2005, we owned or held an interest in 286 income-producing properties in the United States, which consisted of 171 regional malls, 71 community/lifestyle centers, 33 Premium Outlet centers and 11 other shopping centers or outlet centers in 39 states plus Puerto Rico (collectively, the "Properties", and individually, a "Property"). We also own interests in ten parcels of land held in the United States for future development (together with the Properties, the "Portfolio"). Finally, we have ownership interests in 51 European shopping centers (France, Italy, and Poland); five Premium Outlet centers in Japan; and one Premium Outlet center in Mexico.

  Operating Fundamentals

            We generate the majority of revenues from leases with retail tenants including:

  •
  Base minimum rents and cart and kiosk rentals,
  •
  Overage and percentage rents based on tenants' sales volume, and
  •
  Recoveries of a significant amount of our recoverable expenditures, which consist of property operating, real estate tax, repairs and maintenance, and advertising and promotional expenditures.

            Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

            We seek growth in our earnings, funds from operations ("FFO"), and cash flows by enhancing the profitability and operation of our regional malls, Premium Outlet centers, community/lifestyle centers, and international investments. We seek to accomplish this growth through the following:

  •
  Focusing on leasing to increase revenues and utilization of economies of scale to reduce operating expenses,
  •
  Expanding and re-tenanting existing franchise locations at competitive market rates,
  •
  Adding mixed-use elements to our Portfolio through our land intensification initiatives. This includes adding elements such as multifamily, condominiums, hotel and self-storage at selected locations, and
  •
  Selling non-core assets.

            We also grow by generating supplemental revenues in our existing real estate portfolio, from outlot parcel sales and, due to our size and tenant relationships, from the following:

  •
  Simon Brand Ventures ("Simon Brand") mall marketing initiatives, including fees derived from the issuance of bank-issued co-branded gift cards. Simon Brand revenues also include payment services, national media contracts, a national beverage contract and other contracts with national companies.
  •
  Simon Business Network ("Simon Business") property operating services to our tenants and others resulting from its relationships with vendors.

            We strive to develop high quality real estate across the retail real estate spectrum. We pursue strategic expansion and renovation activity to enhance existing assets' profitability and market share when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in major metropolitan areas that exhibit strong population and economic growth.

            We acquire high quality retail real estate within our three domestic platforms. As part of our acquisition strategy, we review and evaluate a number of acquisition opportunities based on their complement to our Portfolio.

            Lastly, we are selectively expanding our international presence. Our strategy to investing internationally includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk.

            To support our overall growth goals, we employ a three-fold capital strategy:

  •
  Provide the capital necessary to fund growth.
  •
  Maintain sufficient flexibility to access capital in many forms, both public and private.
  •
  Manage our overall financial structure in a fashion that preserves our investment grade ratings.

Results Overview

            Our core business fundamentals remained stable during 2005. Regional mall comparable sales per square foot ("psf") strengthened in 2005, increasing 5.4% to $450 psf from $427 psf in 2004, reflecting robust retail demand and the disposition of lower quality properties. Our regional mall average base rents increased 3.0% to $34.49 psf from $33.50 psf. In addition, we maintained strong regional mall leasing spreads of $7.40 psf in 2005 increasing from $5.74 psf in 2004. The regional mall leasing spread for 2005 includes new store leases signed at an average of $43.18 psf initial base rents as compared to $35.78 psf for store leases terminating or expiring in the same period. Our same store leasing spread for 2005 was $7.00 psf or a 17.6% growth rate and is calculated by comparing leasing activity completed in 2005 with the prior tenants' rents for those exact same spaces. Finally, our regional mall occupancy increased by 40 basis points to 93.1% as of December 31, 2005 from 92.7% as of December 31, 2004.

            During 2005, we completed acquisitions of two joint venture Properties through the following transactions:

  •
  On November 18, 2005 we purchased a 37.99% interest in Springfield Mall in Springfield, Pennsylvania for approximately $39.3 million, including the issuance of our share of debt of $29.1 million.
  •
  On November 21, 2005 we purchased a 50% interest in Coddingtown Mall in Santa Rosa, California for approximately $37.1 million, including the assumption of our share of debt of $10.5 million.

            During 2005, we invested approximately $593.0 million in development and redevelopment/expansion opportunities for our consolidated and joint venture Properties, highlighted by the following openings:

  •
  St. Johns Town Center, a 1.5 million square foot open-air retail project comprised of a town center with a mainstreet design and a community center in Jacksonville, Florida, on March 15, 2005.
  •
  Seattle Premium Outlets, a 438,000 square foot Premium Outlet center located 30 minutes north of Seattle in the Tulalip Tribes' Quil Ceda Village, on May 6, 2005.
  •
  Wolf Ranch, a 600,000 square foot open-air community center located in Georgetown, Texas, on July 15, 2005.
  •
  Firewheel Town Center, a 785,000 square foot open-air regional mall located 15 miles northeast of downtown Dallas in Garland, Texas, on October 7, 2005.

  •
  Rockaway Plaza, a 450,000 square foot community center located in Rockaway, New Jersey, adjacent to our Rockaway Townsquare, in November 2005.

            We continue to identify additional opportunities in various international markets. We look to continue to focus on our joint venture interests in Europe, Japan, and other market areas abroad. In 2005, we increased our presence in Japan with the opening of Toki Premium Outlets, a 178,000 square-foot center which opened fully leased in March of 2005. Also in 2005, we realigned the interests in European Retail Enterprises, B.V. ("ERE") with the result that our ownership and our new partner's ownership were increased to 50% each in the first quarter of 2006. We will continue to evaluate our development opportunities in future shopping centers located in China as well as additional expansion of the Premium Outlet center locations in other Far East markets. We expect international development and redevelopment/expansion activity for 2006 to include:

  •
  Our Italian joint venture will continue construction of five shopping centers in Napoli, Roma, Nola (Napoli), Guigliano (Napoli), and Milano with a gross leasable area ("GLA") of nearly 3.8 million square feet.
  •
  Our joint venture investment in ERE will continue construction of one shopping center in Gliwice, Poland and an expansion of a shopping center in Wasquehal, France with a combined total GLA of 600,000 square feet.
  •
  Our Premium Outlet center in Sano, Japan will undergo an expansion of 91,000 square feet.

            Regarding financing activities, despite significantly increasing rate environments that have resulted in one-month LIBOR increasing approximately 200 basis points (4.39% at December 31, 2005 versus 2.40% at December 31, 2004), our effective weighted average interest rate increased by only 44 basis points during the year. Our financing activities were highlighted by the following:

  •
  We refinanced our unsecured revolving credit facility ("Credit Facility") twice during 2005, first expanding the facility from $1.25 billion to $2.0 billion in January, and, second, increasing it to $3.0 billion in December. The Credit Facility bears interest at LIBOR plus 42.5 basis points with an additional 15 basis point facility fee on the entire facility and provides for variable grid pricing based upon our corporate credit rating. In addition, the Credit Facility has a $750 million U.S. dollar equivalent multi-currency tranche for Euro, Yen or Sterling borrowings, and also includes a money market competitive bid option program that allows us to hold auctions to obtain lower pricing for short-term funds for up to $1.5 billion. The Credit Facility also has a one-year extension through 2011 available to us at our option.
  •
  We paid off a $110 million mortgage that bore interest at LIBOR plus 115 basis points, as a result of our disposition of the property (Riverway).
  •
  We issued four tranches of senior unsecured notes during 2005 totaling $2.1 billion at a weighted average fixed interest rate of 4.90% for the two tranches issued in June and 5.58% for the two tranches issued in November. We used the proceeds to repay $833 million in aggregate borrowings under our Credit Facility and to repay $1.2 billion of the $1.8 billion loan ("Acquisition Facility") we incurred to finance a portion of our acquisition of Chelsea Property Group, Inc. and its affiliates (collectively "Chelsea") in 2004.
  •
  We repaid $710 million in unsecured notes that bore interest at fixed rates ranging from 6.75% to 8.375%, and $250 million in unsecured notes that bore a variable rate of LIBOR plus 65 basis points.
  •
  We paid off two mortgages totaling $62 million that bore interest at fixed rates of 7.13% and 7.77%.
  •
  We repaid $268.7 million in unsecured Euro-denominated borrowings that bore a variable rate of EURIBOR plus 60 basis points.
  •
  Our obligation on a $54.9 million mortgage that bore interest at fixed rates of 5.89% was assumed by the acquiror of the property upon disposition (Cheltenham Square).

United States Portfolio Data

            The Portfolio data discussed in this overview includes the following key operating statistics: occupancy; average base rent per square foot; and comparable sales per square foot. We include acquired Properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. We do not include any Properties located outside of the United States. The following table sets forth these key operating statistics for:

  •
  Properties that we control and which are consolidated in our consolidated financial statements;

  •
  Properties which we do not control that we account for under the equity method as unconsolidated joint ventures; and,
  •
  all Properties on a total Portfolio basis.

            We believe the total Portfolio data provides information helpful in evaluating not only the quality and growth potential of the Portfolio, but also the effectiveness of our management.

	2005	%/basis points Change(1)	2004	%/basis point Change(1)	2003	%/basis point Change(1)
Regional Malls:
Occupancy
Consolidated	93.3%	+60 bps	92.7%	+50 bps	92.2%	+10 bps
Unconsolidated	92.7%	+10 bps	92.6%	-10 bps	92.7%	-80 bps
Total Portfolio	93.1%	+40 bps	92.7%	+30 bps	92.4%	-30 bps
Average Base Rent per Square Foot
Consolidated	$34.05	3.8%	$32.81	4.9%	$31.28	5.5%
Unconsolidated	$35.30	1.5%	$34.78	3.1%	$33.73	3.8%
Total Portfolio	$34.49	3.0%	$33.50	3.8%	$32.26	5.1%
Comparable Sales Per Square Foot
Consolidated	$435	5.8%	$411	5.9%	$388	3.8%
Unconsolidated	$478	3.9%	$460	7.8%	$427	0.5%
Total Portfolio	$450	5.4%	$427	6.1%	$402	2.9%
Premium Outlet Centers:
Occupancy	99.6%	+30 bps	99.3%	—	—	—
Average Base Rent per Square Foot	$23.16	6.0%	$21.85	—	—	—
Comparable Sales Per Square Foot	$444	7.8%	$412	—	—	—
Community/Lifestyle Centers:
Occupancy
Consolidated	89.5%	-100 bps	90.5%	+340 bps	87.1%	+220 bps
Unconsolidated	96.1%	-140 bps	94.7%	-160 bps	96.3%	-510 bps
Total Portfolio	91.6%	-30 bps	91.9%	+170 bps	90.2%	+330 bps
Average Base Rent per Square Foot
Consolidated	$11.70	5.2%	$11.12	1.0%	$11.01	7.5%
Unconsolidated	$10.81	3.1%	$10.49	7.4%	$9.77	(0.9%)
Total Portfolio	$11.41	4.6%	$10.91	3.0%	$10.59	4.6%
Comparable Sales Per Square Foot
Consolidated	$228	2.7%	$222	5.5%	$210	6.6%
Unconsolidated	$204	2.0%	$200	(2.9%)	$206	1.6%
Total Portfolio	$220	2.3%	$215	2.9%	$209	4.8%

(1)
Percentages may not recalculate due to rounding.

            Occupancy Levels and Average Base Rents.    Occupancy and average base rent is based on mall and freestanding GLA owned by us ("Owned GLA") at mall and freestanding stores in the regional malls, all tenants at Premium Outlet centers, and all tenants at community/lifestyle centers. We believe the continued growth in regional mall occupancy is primarily the result of the overall quality of our Portfolio. The result of the growth in occupancy is a direct or indirect increase in nearly every category of revenue. Our Portfolio has maintained stable occupancy and increased average base rents, in the current economic climate.

            Comparable Sales per Square Foot.    Sales volume includes total reported retail sales at Owned GLA in the regional malls and all reporting tenants at Premium Outlet centers and community/lifestyle centers. Retail sales at Owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, allocable energy, administrative, repairs, maintenance, and capital improvements) that tenants can afford to pay.

International Property Data

            The following key operating statistics are provided for our investments in international properties all of which are accounted for on the equity method of accounting. Discussion regarding our results of operations for our investment in unconsolidated entities is included in our year over year comparisons to follow. The values for international Premium Outlet centers for 2004 are provided for comparative purposes. These investments were acquired as part of our acquisition of Chelsea in the fourth quarter of 2004.

	2005	2004	2003
European Shopping Centers
Occupancy	98.1%	96.0%	99.3%
Comparable sales per square foot (1)	$450	$526	N/A
Average rent per square foot (1)	$30.47	$34.11	N/A
International Premium Outlet Centers (2)
Occupancy	100%	100%	—
Comparable sales per square foot (3)	$828	$821	—
Average rent per square foot (3)	$40.56	$40.32	—

(1)
Based on a conversion factor (Euro:USD) of 1.1845 for 2005 and 1.3644 for 2004.

(2)
Does not include Premium Outlets Punta Norte in Mexico, which opened December 2004.

(3)
Based on a conversion factor (USD:Yen) of 110.45 for 2005 and 108.17 for 2004.

Significant Accounting Policies

            Our significant accounting policies are described in detail in Note 3 of the Notes to Consolidated Financial Statements. The following briefly describes those accounting policies we believe are important to understanding our business:

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
  •
  To maintain our status as a REIT, we must distribute 90% of our taxable income in any given year and meet certain asset and income tests. The American Jobs Creation Act of 2004 builds in some flexibility to the REIT tax rules and imposes at most, monetary penalties in lieu of REIT disqualification, for the failure to meet certain REIT rules. These REIT savings provisions apply to issues discovered by the REIT after October 22, 2004. We monitor our business and transactions that may potentially impact our REIT status. In the unlikely event that we fail to maintain our REIT status, and we are not able to avail ourselves of the

    REIT savings provisions, then we would be required to pay federal income taxes at regular corporate income tax rates during the period we did not qualify as a REIT. If we lost our REIT status, we could not elect to be taxed as a REIT for four years unless our failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded during those periods.

  •
  We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings, as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.

Results of Operations

            In addition to the 2005 acquisitions, dispositions and Property openings previously discussed in the Results Overview, the following acquisitions, dispositions, and Property openings affected our consolidated results from continuing operations in the comparative periods:

  •
  On December 28, 2005, the deed for Biltmore Square was surrendered to the bank in full consideration of the $26 million mortgage on the property, which bore interest at a fixed rate of 7.95%, and had an anticipated maturity date of December 11, 2010.
  •
  On November 17, 2005, we sold our interest in Cheltenham Square for $71.5 million and recognized a gain on its disposition of $19.7 million.
  •
  On March 15, 2005, we and our joint venture partner completed the construction of, obtained permanent financing for, and opened St. Johns Town Center (St. Johns). Prior to the completion of construction and opening of the center, we were responsible for 85% of the development costs, and guaranteed this same percentage of the outstanding construction debt. As a result, we consolidated St. Johns during its construction phase. Upon obtaining permanent financing, the guarantee was released, and our partner and our ownership percentages were each adjusted to 50%. We received a distribution from the partnership of $15.7 million in repayment of our capital contributions to equalize our ownership interests, and this Property is now accounted for using the equity method of accounting. Total investment property of St. Johns at the date of refinancing was approximately $136 million.
  •
  On June 1, 2005, we sold the Riverway and O'Hare International Center office building complexes, in Rosemont, Illinois for $257.3 million and recognized a gain on their disposition of $125.1 million.
  •
  On December 15, 2004, we increased our ownership interest in Woodland Hills, located in Tulsa, Oklahoma, to approximately 94.5% for $119.5 million, including the assumption of our $39.7 million share of debt, resulting in this Property now being consolidated.
  •
  On November 19, 2004, we increased our ownership interest in Lehigh Valley, located in Whitehall, Pennsylvania, to 37.6% for approximately $42.3 million, including the assumption of our $25.9 million share of debt.
  •
  On October 22, 2004, Phase III of The Forum Shops at Caesars in Las Vegas opened.
  •
  On October 14, 2004, we completed our acquisition of Chelsea. The acquisition included 32 Premium Outlet centers, 4 Premium Outlet centers in Japan, 3 community/lifestyle centers, 21 other retail centers, 1 Premium Outlet in Mexico, and its development portfolio. The purchase price was approximately $5.2 billion including the assumption of debt. As a result, we acquired the remaining 50% interests in two Premium Outlet centers in Las Vegas and Chicago, which resulted in our owning a 100% interest in these Properties which were previously accounted for under the equity method of accounting.

  •
  On May 4, 2004, we purchased a 100% interest in Plaza Carolina in San Juan, Puerto Rico for approximately $309.0 million.
  •
  On April 27, 2004, we increased our ownership interest in Bangor Mall and Montgomery Mall to approximately 67.6% and 54.4%, respectively, for approximately $67.0 million and the assumption of our $16.8 million share of debt.
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
  •
  On February 5, 2004 we purchased a 95% interest in Gateway Shopping Center in Austin, Texas for approximately $107.0 million.
  •
  On August 20, 2003, we acquired a 100% interest in Stanford Shopping Center.
  •
  In the fourth quarter of 2003, we increased our ownership in Kravco Investments L.P. ("Kravco") that resulted in the consolidation of four Properties (the "Kravco transactions").

            In addition to the 2005 acquisitions, dispositions, and Property openings previously discussed in the Results Overview, the following acquisitions, dispositions, and Property openings affected our income from unconsolidated entities in the comparative periods:

  •
  On January 11, 2005, we sold our 50% ownership interest in Metrocenter, and recorded a gain on its disposition of $11.8 million.
  •
  On October 14, 2004, Clay Terrace in Carmel, Indiana opened.
  •
  On May 10, 2004, we and our joint venture partner completed the construction and opened Chicago Premium Outlets.
  •
  On April 7, 2004, we sold the joint venture interest in a hotel property held by our management company, and on August 6, 2004, we completed the court ordered sale of our joint venture interest in Mall of America, in Minneapolis, Minnesota (see footnotes to consolidated financial statements).
  •
  The Kravco transactions increased our ownership interests in 11 joint venture properties. We acquired control of four of the Properties and as a result have included them in the consolidated financial statements.
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

            Our consolidated discontinued operations reflect results of the following significant property dispositions on the indicated date:

Property	Date of Disposition
Hutchinson Mall	June 15, 2004
Bridgeview Court	July 22, 2004
Woodville Mall	September 1, 2004
Heritage Park Mall	December 29, 2004
Riverway (office)	June 1, 2005
O'Hare International Center (office)	June 1, 2005
Grove at Lakeland Square	July 1, 2005
Cheltenham Square	November 17, 2005
Southgate Mall	November 28, 2005
Eastland Mall (Tulsa, OK)	December 16, 2005
Biltmore Square	December 28, 2005

            For the purposes of the following comparisons between the years ended December 31, 2005 and 2004 and the years ended December 31, 2004 and 2003, the above transactions are referred to as the Property Transactions. In the following discussions of our results of operations, "comparable" refers to Properties open and operating throughout both the current and prior year.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004

            Minimum rents, excluding rents from our consolidated Simon Brand and Simon Business initiatives, increased $393.3 million during the period. The net effect of the Property Transactions increased minimum rents $355.9 million of which $299.7 million was due to the operations of the Premium Outlet centers and other Properties acquired from Chelsea in October of 2004 (the "Chelsea Acquisition"). Total amortization of the fair market value of in-place leases increased minimum rents by $25.1 million, including the impact of the Property Transactions, principally the result of the Chelsea Acquisition. Comparable rents, excluding rents from Simon Brand and Simon Business, increased $37.4 million, or 2.7%. This was primarily due to the leasing of space at higher rents that resulted in an increase in base rents of $30.1 million. In addition, increased rents from carts, kiosks, and other temporary tenants increased comparable rents by $6.7 million. Straight-line rents also increased by $12.9 million year over year.

            Overage rents increased $19.2 million of which $15.7 million related to the Property Transactions, principally the Chelsea Acquisition. Comparable overage rents increased $3.5 million.

            Tenant reimbursements, excluding Simon Business initiatives, increased $142.3 million. The Property Transactions accounted for $122.0 million of this increase, $98.3 million of which was due to the Chelsea Acquisition. The remainder of the increase of $20.3 million, or 2.8%, was in comparable Properties and was due to inflationary increases in property operating expenses, resulting in higher reimbursements.

            Management fees and other revenues increased $5.0 million primarily due to increased leasing and development fees generated through our support activities provided to new joint venture Properties.

            Total other income, excluding consolidated Simon Brand and Simon Business initiatives, decreased $1.3 million. The aggregate decrease in other income included the following significant activity:

  •
  $26.0 million decrease in our land sales activity on consolidated Properties;
  •
  the effect of the Property Transactions, principally Chelsea, which contributed $5.7 million to the increase for the ancillary fees received from the Japanese Premium Outlet Properties;
  •
  increase in interest income of $8.0 million;
  •
  collection of a $4.1 million note receivable that had been previously reserved for;
  •
  $2.5 million gain on the sale of air rights at the Villages at Southpark in North Carolina;
  •
  $2.2 million in gains related to the sale of stock received in prior period bankruptcy proceedings; and
  •
  $2.2 million in other net activity of the comparable Properties.

            Consolidated revenues from Simon Brand and Simon Business initiatives increased $23.3 million to $155.0 million from $131.7 million. The increase in revenues is primarily due to:

  •
  increased revenue from fees derived from our co-branded gift card programs,
  •
  increased rents and fees from service providers,
  •
  increased advertising rentals, and
  •
  increased event and sponsorship income.

            The increased revenues from Simon Brand and Simon Business were offset by a $1.9 million increase in Simon Brand and Simon Business expenses that primarily resulted from increased gift card and other operating expenses, which are reported with property operating expenses in our consolidated statements of operations and comprehensive income.

            Property operating expenses increased $65.9 million, $14.8 million of which was on comparable properties (representing an increase of 4.4%) and was principally as a result of inflationary increases. The remainder of the increase in property operating expenses was due to the effect of Property Transactions, principally the Chelsea Acquisition.

            Depreciation and amortization expenses increased $242.8 million primarily due in large part to the net effect of the Property Transactions. The Chelsea Acquisition accounted for $191.1 million of the increase. Comparable properties depreciation and amortization increased $9.6 million, or 1.8%, due to the effect of our expansion and renovation activities.

            Real estate taxes increased $46.2 million, due principally to the Property Transactions. The Chelsea Acquisition accounted for $32.3 million of the increase. The increase for the comparable properties was $9.3 million, or 4.0%.

            Repairs and maintenance increased $16.2 million due principally to the Property Transactions. The Chelsea Acquisition accounted for $9.7 million of the increase. The comparable properties increased $4.5 million, or 5.4%.

            Advertising and promotion expenses increased $23.6 million, of which $24.7 million was due to the Property Transactions, offset by a $1.1 million decrease on comparable properties.

            Provision for credit losses decreased $8.9 million from the prior period due to a reduction of gross receivables, an overall improvement in quality of the receivables, and recoveries of amounts previously written off or provided for in prior periods.

            Home office and regional costs increased $26.2 million due to the Property Transactions, primarily due to the Chelsea Acquisition and the additional costs of operating the Roseland, NJ offices, and incentive compensation arrangements.

            Other expenses increased $18.3 million due to increases in ground rent expenses of $5.1 million and increases in professional fees and legal fees.

            Interest expense increased $145.3 million due to the following:

  •
  the effect of the borrowings to finance the Property Transactions, including $41.4 million related to the Acquisition Facility,
  •
  the consolidation and/or acquisition of debt related to Property Transactions, principally the Chelsea Acquisition, which increased interest expense by $50.4 million,
  •
  increased average borrowings resulting from the impact of an unsecured note offering in August of 2004, and
  •
  increases in our average borrowing rates for our variable rate debt.

            Income from unconsolidated entities for 2005 was comparable to the results of our income from consolidated entities for 2004. This includes an increase in the aggregate operations of our joint venture Properties, as a result of our acquisition activity and redevelopment/expansion, offset by an increase in the amount of depreciation and amortization related to acquired properties, principally as a result of the Chelsea Acquisition. The total number of joint venture properties increased from 124 in 2004 to 126 in 2005.

            We recorded a $0.8 million net loss on the sales of interests in unconsolidated entities in 2005 that included our share of the loss on the sale of Forum Entertainment Center of $13.7 million, offset by our share of the gain on the sale of Metrocenter of $11.8 million and a $1.3 million net gain on the sale of a property management entity acquired as part of the Rodamco acquisition in 2002.

            In 2005, the gain on sale of discontinued operations of $146.9 million principally represents the net gain upon disposition of seven non-core Properties consisting of four regional malls, two office buildings, and one community/lifestyle center.

            The results of operations from discontinued operations includes the net operating results of properties sold, including the sale of underlying ground adjacent to the Riverway and O'Hare International Center properties. We believe these dispositions will not have a material adverse effect on our results of operations or liquidity.

            Preferred distributions of the Operating Partnership increased by $6.9 million and preferred dividends increased $31.5 million due to the preferred stock and preferred units issued in the Chelsea Acquisition.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003

            Minimum rents, excluding rents from our consolidated Simon Brand and Simon Business initiatives, increased $207.0 million during the period. The net effect of the Property Transactions increased minimum rents $136.2 million, including the amortization of $6.5 million of fair market value of acquired in-place leases as part of our acquisitions. Comparable base rents, excluding rents from Simon Brand and Simon Business, increased $70.8 million, including $7.7 million for the amortization of fair market value of in-place leases. Leasing of space at higher rents also resulted in an increase in base rents of $54.9 million. In addition, increased rents from carts, kiosks, and renting unoccupied in-line space increased comparable rents from temporary tenant income by $7.8 million. Straight-line rents also increased by $5.7 million year over year.

            Overage rents increased $19.2 million of which $13.6 million related to the Property Transactions. Comparable overage rents increased $5.6 million.

            Tenant reimbursements, excluding Simon Business initiatives, increased $80.0 million. The Property Transactions accounted for $57.5 million of the increase. The remaining portion of the increase was primarily due to increases in comparable recoverable expenditures amounting to $22.5 million, or 3.4%.

            Our management company recorded fee revenues of $55.4 million and insurance premium revenues of $17.3 million.

            Total other income, excluding consolidated Simon Brand and Simon Business initiatives, increased $6.6 million. The increase in other income was primarily due to increased outlot land sales of $11.2 million offset by a decline in lease settlement income of $2.3 million and interest income of $4.6 million.

            Consolidated revenues from Simon Brand and Simon Business initiatives increased $31.8 million to $131.7 million from $99.9 million. The increase in revenues is primarily due to:

  •
  increased revenue from fees derived from our co-branded gift card programs,
  •
  increased rents and fees from service providers,
  •
  increased advertising rentals, and
  •
  increased event and sponsorship income.

            The increased revenues from Simon Brand and Simon Business were offset by a $20.2 million increase in Simon Brand and Simon Business expenses that primarily resulted from increased gift card and other operating expenses, which are reported with property operating expenses in our consolidated statement of operations and comprehensive income.

            Property operating expenses increased $46.2 million, $18.5 million of which was on comparable properties (representing an increase of 5.8%) and was principally as a result of inflationary increases and increased gift card expenses discussed above. The remainder of the increase in property operating expenses was due to the effect of the Property Transactions.

            Depreciation and amortization expenses increased $125.8 million due in large part to the net effect of the Property Transactions. Comparable properties accounted for $53.0 million of the increase due to redevelopment and expansion activity.

            Real estate taxes increased $35.2 million, of which the Property Transactions accounted for $24.4 million of the increase. The increase for the comparable properties was $10.6 million, or 5.1%.

            Repairs and maintenance increased $8.3 million due principally to the Property Transactions.

            Advertising and promotion expenses increased $7.7 million, of which $14.1 million was due to the Property Transactions offset by a decrease of $6.4 million on comparable properties.

            Home office and regional costs increased $11.1 million due to the Property Transactions.

            In 2003, we incurred $10.6 million of costs related a withdrawn tender offer which did not recur in 2004.

            Other expenses increased $12.6 million due to increases in ground rent expenses of $4.9 million and increases in professional fees and legal fees.

            Interest expense increased $58.8 million as a result of the following:

  •
  Increase in our average borrowings of $1.8 billion. The increase in the average borrowings is primarily due to the financing of our 2004 and 2003 acquisitions,
  •
  our $500 million unsecured note offering in January of 2004,

  •
  our $900 million unsecured senior note offering in August of 2004,
  •
  and the effect of slightly higher variable interest rate levels during 2004.

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

            Income from unconsolidated entities decreased $18.5 million in 2004 as compared to 2003. This was principally the result of the Property Transactions and the effect of development projects in joint venture operations that were placed into service during 2003 resulting in a full year of operations. The total number of joint venture properties increased from 76 in 2003 to 124 in 2004.

            We recorded a $0.8 million net loss on the sale of assets in 2004 (Mall of America loss offset by a gain on the disposition of our interests in a hotel property) as compared to a $5.1 million net loss for 2003. Included in the net loss for 2003 was a $6.0 million charge in connection with Mall of America.

            In 2004, discontinued operations were the result of the sale of five non-core properties during 2004, consisting of three regional malls, one community/lifestyle center, and one Premium Outlet center. Our discontinued operations also include the significant property dispositions during 2005. As a result of these transactions, we reclassified the results of operations from these consolidated properties to discontinued operations. We believe these dispositions will not have a material effect on our results of operations or liquidity.

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

Liquidity and Capital Resources

            Because we generate revenues primarily from long-term leases, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be approximately 15-25% of total outstanding indebtedness by setting interest rates for each financing or refinancing based on current market conditions. We also enter into interest rate protection agreements as appropriate to assist in managing our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $1.6 billion during 2005. In addition, our Credit Facility provides an alternative source of liquidity as our cash needs vary from time to time.

            Our balance of cash and cash equivalents decreased $183.0 million during 2005 to $337.0 million as of December 31, 2005, principally as a result of changes to our co-branded gift card programs whereby funds are now held by the card-issuer banks. The December 31, 2005 cash and cash equivalent, included a balance of $42.3 million related to the co-branded gift card programs, which we do not consider available for general working capital purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Simon Property Group, Inc. and Subsidiaries

            We refinanced the Credit Facility twice in 2005. On January 11, 2005, we increased the facility from $1.25 billion to $2.0 billion. On December 15, 2005, we refinanced the Credit Facility increasing it to $3.0 billion. The Credit Facility has a maturity date of January 11, 2010, with an additional one-year extension available at our option. The facility can also be increased to $3.5 billion within the first two years of closing at our option. The Credit Facility bears interest at LIBOR plus 42.5 basis points with an additional 15 basis point facility fee on the entire facility and provides for variable grid pricing based upon our corporate credit rating. Prior to December 15, 2005, the rate on the Credit Facility was LIBOR plus 55 basis points. In addition, the Credit Facility has a $750 million U.S. dollar equivalent multi-currency tranche for Euro, Yen or Sterling borrowings, and also includes a money market competitive bid option program that allows us to hold auctions to obtain lower pricing for short-term funds for up to $1.5 billion On December 31, 2005, the Credit Facility had available borrowing capacity of $2.2 billion net of outstanding borrowings of $809.3 million and letters of credit of $2.5 million. During 2005, the maximum amount outstanding under the Credit Facility was $1.2 billion and the weighted average amount outstanding was $813.5 million. The weighted average interest rate was 3.75% for the year ended December 31, 2005.

            We and the Operating Partnership also have access to public equity and long term unsecured debt markets and we have access to private equity from institutional investors at the Property level. Our current senior unsecured debt ratings are Baa1 by Moody's Investors Service, BBB+ by Standard & Poor's, and BBB+ by Fitch.

  Cash Flows

            Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $1.6 billion during 2005. We also received $384.1 million primarily from the sale of sixteen non-core Properties. We received net payments from our debt financing and repayment activities in 2005 of $235.0 million, as discussed below in "Financing and Debt". We also:

  •
  repurchased shares of common stock and limited partner units at an aggregate price of $193.8 million,
  •
  paid stockholder dividends and unitholder distributions totaling $783.5 million,
  •
  paid preferred stock dividends and preferred unit distributions totaling $101.9 million,
  •
  funded consolidated capital expenditures of $726.4 million. These capital expenditures include development costs of $340.4 million, renovation and expansion costs of $252.2 million and tenant costs and other operational capital expenditures of $133.8 million, and
  •
  funded investments in unconsolidated entities of $76.7 million.

            We met our maturing debt obligations in 2005 primarily through our refinancing and borrowing activities.

            In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders and unitholders necessary to maintain our REIT qualification for 2006 and on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

  •
  excess cash generated from operating performance and working capital reserves,
  •
  borrowings on our Credit Facility,
  •
  additional secured or unsecured debt financing, or
  •
  additional equity sold in the public or private markets.

  Financing and Debt

  Unsecured Debt

            We have $1.0 billion of unsecured notes that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain Properties. These unsecured notes have a weighted average interest rate of 7.02% and weighted average maturities of 6.3 years.

            On June 7, 2005, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $1.0 billion at a weighted average fixed interest rate of 4.90%. The first tranche is $400.0 million at a fixed interest rate of 4.60% due June 15, 2010, and the second tranche is $600.0 million at a fixed interest rate of 5.10% due June 15, 2015. We received net proceeds of $993.0 million. We used $358.0 million of the net proceeds to reduce borrowings on our Credit Facility, $600.0 million to reduce a $1.8 billion term loan we used to finance part of our acquisition of Chelsea (the "Acquisition Facility"), and the remaining portion was used for general working capital purposes. All of the Rule 144A notes were exchanged in July of 2005 in a transaction registered under the Securities Act of 1933 for notes having the same economic terms and conditions.

            On November 8, 2005, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $1.1 billion at a weighted average fixed interest rate of 5.58%. The first tranche is $500.0 million at a fixed interest rate of 5.375% due June 1, 2011, and the second tranche is $600.0 million at a fixed interest rate of 5.75% due December 1, 2015. We received net proceeds of $1.09 billion. We used $475.0 million of the net proceeds to reduce borrowings on our Credit Facility, $600.0 million to reduce the Acquisition Facility, and the remaining portion was used for general working capital purposes. All of the Rule 144A notes are expected to be exchanged in 2006 in a transaction registered under the Securities Act of 1933 for notes having the same economic terms and conditions.

            Credit Facility.    Other significant activity on the Credit Facility during the twelve-month period ended December 31, 2005 was as follows:

Draw Date	Draw Amount	Use of Credit Line Proceeds
January 20, 2005	$200,000	•	To repay a $250 million unsecured term loan, which had a rate of LIBOR plus 65 basis points.
March 31, 2005	17,268	•	Repayment of Chelsea's Yen unsecured loan facility, which had a rate of TIBOR plus 125 basis points.
May 16, 2005	110,000	•	Repayment of $110 million unsecured notes, which had a fixed rate of 7.625%.
June 15, 2005	300,000	•	Repayment of $300 million of unsecured notes, which had a fixed rate of 6.75%.
June 24, 2005	100,000	•	Repayment of $100 million Medium Term Notes, which had a fixed rate of 7.125%.
Various dates	155,000	•	Repayment of various series of unsecured notes, which had fixed rates ranging from 6.875% to 8.375%.
August 30, 2005	63,000	•	To repay two secured mortgages for one regional mall, which had fixed rates of 7.13% and 7.77%, respectively.
December 15, 2005	242,475	•	To repay a 200 million Euro-denominated unsecured term loan, which had a rate of EURIBOR plus 60 basis points.

            Other amounts drawn on the Credit Facility were primarily for general working capital purposes. The total aggregate amount of our repayments on the Credit Facility during the twelve month period ended December 31, 2005 was $1.5 billion. The total outstanding balance of the Credit Facility was $809.3 million as of December 31, 2005. During 2005, the maximum amount outstanding under the Credit Facility was $1.2 billion and the weighted average amount outstanding was $813.5 million.

            Acquisition Facility.    We borrowed the $1.8 billion Acquisition Facility in 2004 to finance the cash portion of the Chelsea Acquisition. Acquisition Facility matures on October 12, 2006 and has one remaining principal payment, due at maturity. The Acquisition Facility bears interest at LIBOR plus 55 basis points with an additional 15 basis point facility fee on all loans outstanding and provides for variable grid pricing based upon our credit rating. There is also a 7.5 basis point lenders' fee from the 13th to the 18th month, increasing to 10 basis points from the 18th month to maturity.

  Secured Debt

            Total secured indebtedness, excluding net premiums, was $4.5 billion and $5.0 billion at December 31, 2005 and December 31, 2004, respectively. During the twelve-month period ended December 31, 2005, we repaid $116.7 million in mortgage loans, unencumbering five separate Properties. In addition, on June 1, 2005, we repaid a $110 million mortgage related to our disposition of Riverway, which bore interest at LIBOR plus 115 basis points, and had a maturity date of October 1, 2006. On November 17, 2005, we sold Cheltenham Square, which held a $54.9 million mortgage that bore interest at a fixed rate of 5.89%, and had a maturity date of July 1, 2014. Finally, on December 28, 2005, the deed for Biltmore Square was surrendered to the bank in full consideration of the $26 million mortgage on the property, which bore interest at a fixed rate of 7.95%, and had an anticipated maturity date of December 11, 2010.

  Summary of Financing

            We incurred interest expense during 2005 of $799.1 million net of capitalized interest of $14.4 million. Our consolidated debt, adjusted to reflect outstanding derivative instruments, as of December 31, and effective weighted average interest rate for the years then ended consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2005	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2004	Effective Weighted Average Interest Rate
Fixed Rate	$11,908,050	6.22%	$10,766,015	6.48%
Variable Rate	2,198,067	4.95%	3,820,378	3.06%

	$14,106,117	6.02%	$14,586,393	5.58%

            As of December 31, 2005, we had interest rate cap protection agreements on $207.4 million of consolidated variable rate debt. We had interest rate protection agreements effectively converting variable rate debt to fixed rate debt on $59.1 million of consolidated variable rate debt. We also hold $370.0 million of notional amount variable rate swap agreements that have a weighted average variable pay rate of 4.64% and a weighted average fixed receive rate of 3.72% at December 31, 2005. As of December 31, 2005 and December 31, 2004, the net effect of these agreements effectively converted $310.9 million and $304.5 million of fixed rate debt to variable rate debt, respectively.

            We expect to meet our 2006 debt maturities principally through refinancings, the issuance of new debt securities or borrowings on the Credit Facility. We expect to have access to capital markets to meet all future long term obligations when they come due. Specific financing decisions will be made based upon market rates, property values, and our desired capital structure at the maturity date of each obligation.

            Contractual Obligations and Off-balance Sheet Arrangements:    The following table summarizes the material aspects of our future obligations as of December 31, 2005 (dollars in thousands):

	2006	2007 to 2008	2009 to 2011	After 2011	Total
Long Term Debt
Consolidated (1)	$1,414,042	$2,602,090	$5,667,985	$4,336,854	$14,020,971

Pro Rata Share Of Long Term Debt:
Consolidated (2)	$1,411,005	$2,549,186	$5,608,659	$4,261,090	$13,829,940
Joint Ventures (2)	421,516	476,464	1,218,656	1,053,931	3,170,567

Total Pro Rata Share Of Long Term Debt	1,832,521	3,025,650	6,827,315	5,315,021	17,000,507
Consolidated Capital Expenditure Commitments (3)	705,305	528,413	—	—	1,233,718
Joint Venture Capital Expenditure Commitments (3)	171,568	310,520	—	—	482,088
Consolidated Ground Lease Commitments	16,612	33,744	50,279	705,986	806,621

Total	$2,726,006	$3,898,326	$6,877,594	$6,021,008	$19,522,934

(1)
Represents principal maturities only and therefore, excludes net premiums and discounts and fair value swaps of $85,146.

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

            Our off-balance sheet arrangements relate primarily to our investments in real estate joint ventures which are common in the real estate industry and are described in Note 7 of the notes to the accompanying financial statements. Joint venture debt is the liability of the joint venture, is typically secured by the joint venture Property, and is non-recourse to us. As of December 31, 2005, we have guaranteed, provided letters of credit, or have entered into the other guarantee obligations to support $41.6 million of our total $3.2 billion share of joint venture mortgage and other indebtedness presented in the table above.

  Preferred Stock Activity

            During 2005, seven unitholders exchanged 197,155 units of the 6% Convertible Perpetual Preferred Units for an equal number of shares of Series I Preferred Stock, and we redeemed 3,300 units of Series I Preferred Units for cash.

  Acquisitions and Dispositions

            Acquisitions.    In 2005 we acquired ownership interest in the following Properties:

  •
  acquired a 37.99% interest in Springfield Mall in Springfield, Pennsylvania for approximately $39.3 million, including the issuance of our share of debt of $29.1 million.
  •
  acquired a 50% interest in Coddingtown Mall in Santa Rosa, California for approximately $37.1 million, including the assumption of our share of debt of $10.5 million.

            Dispositions.    As part of our strategic plan to own quality retail real estate we continue to pursue the sale of Properties, under the right circumstances, that no longer meet our strategic criteria. In 2005, we disposed of sixteen non-core Properties that no longer met our strategic criteria. These consisted of four regional malls, two office buildings, one community/lifestyle center, and nine other outlet centers. We do not believe the sale of these Properties will have a material impact on our future results of operations or cash flows and their removal from service and sale will not materially affect our ongoing operations. We believe the disposition of these Properties will enhance the average overall quality of our Portfolio.

            Joint Ventures.    Buy/sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. Our partners in our joint ventures may initiate these provisions at any time and if we determine it is in our stockholders' best interests for us to purchase the joint venture interest, we believe we have adequate liquidity to execute the purchases of the interests without hindering our cash flows or liquidity. Should we decide to sell any of our joint venture interests, we would expect to use the net proceeds from any such sale to reduce outstanding indebtedness. On January 11, 2005, Metrocenter, a regional mall located in Phoenix, Arizona was sold. On December 22, 2005, our Canadian property, Forum Entertainment Centre was sold. We held a 50% interest in Metrocenter and a 38% interest in Forum Entertainment Centre.

  Development Activity

            New Developments.    The following describes our new development projects, the estimated total cost, our share of the estimated total cost and our share of the construction in progress balance as of December 31, 2005 (dollars in millions):

Property	Location	Gross Leasable Area	Estimated Total Cost(a)	Our Share of Estimated Total Cost	Our Share of Construction in Progress	Estimated Opening Date
Under Construction:
The Town Center at Coconut Point	Estero/Bonita Springs, FL	1,200,000	$213	$107	$54	2nd Quarter 2006 (b)
The Domain	Austin, TX	700,000	195	195	90	1st Quarter 2007
Rio Grande Valley Premium Outlets	Mercedes, TX	404,000	59	59	17	4th Quarter 2006
Round Rock Premium Outlets	Round Rock, TX (Austin)	433,000	106	106	50	3rd Quarter 2006
The Shops at Arbor Walk	Austin, TX	460,000	52	52	7	1st Quarter 2007
The Village at SouthPark	Charlotte, NC	81,000	26	26	2	1st Quarter 2007

(a)
Represents the project costs net of land sales, tenant reimbursements for construction, and other items (where applicable).

(b)
The estimated opening date represents Phase I only. Phase II estimated opening date is 4th quarter 2006.

            We expect to fund these capital projects with available cash flow from operations, borrowings from our Credit Facility, or project specific construction loans. We expect our share of the total 2006 new development costs during the year to be approximately $450.0 million.

            Strategic Expansions and Renovations.    The following describes our significant renovation and/or expansion projects currently under construction, the estimated total cost, our share of the estimated total cost and our share of the construction in progress balance as of December 31, 2005 (dollars in millions):

Property	Location	Incremental Gross Leasable Area	Estimated Total Cost(a)	Our Share of Estimated Total Cost	Our Share of Construction in Progress	Estimated Opening Date
Under Construction:
Lenox Square	Atlanta, GA	65,300	$44	$44	$4	4th Quarter 2007
Northgate Mall	Seattle, WA	114,600	39	39	2	2nd Quarter 2007
Smith Haven Mall	Lake Grove (New York), NY	20,900	65	16	3	4th Quarter 2006

(a)
Represents the project costs net of land sales, tenant reimbursements for construction, and other items (where applicable).

            We expect to fund these capital projects with available cash flow from operations or borrowings from the Credit Facility. We have other renovation and/or expansion projects currently under construction or in preconstruction development and expect to invest a total of approximately $175.0 million (our share) on expansion and renovation activities in 2006.

            On December 28, 2005, we invested $50 million of equity for a 40% interest in a joint venture with Toll Brothers, Inc. (Toll Brothers) and Meritage Homes Corp. (Meritage Homes) to purchase a 5,485-acre land parcel in northwest Phoenix from DaimlerChrysler Corporation for $312 million. Toll Brothers and Meritage Homes each plan to build a significant number of homes on the site. We have the option to purchase a substantial portion of the commercial property for retail uses. Other parcels may also be sold to third parties. Initial plans call for a mixed-use master planned community, which will include approximately 4,840 acres of single-family homes and attached homes. Approximately 645 acres of commercial and retail development will include schools, community amenities and open space. Initial home sales are tentatively scheduled to begin in 2009. The joint venture, of which Toll Brothers is the managing member, expects to develop a master planned community of approximately 12,000 to 15,000 residential units.

  Capital Expenditures on Consolidated Properties.

            The following table summarizes total capital expenditures on consolidated Properties on a cash basis:

	2005	2004	2003
New Developments	$341	$215	$105
Renovations and Expansions	252	244	187
Tenant Allowances	69	73	54
Operational Capital Expenditures	64	17	8

Total	$726	$549	$354

            International.    Our strategy is to invest capital internationally not only to acquire existing properties but also to use the net cash flow from the existing properties to fund other future developments. We believe reinvesting the cash flows derived overseas in foreign denominated development and redevelopment projects helps minimize our exposure to our initial investment and to the changes in foreign currencies on future investments that might otherwise significantly increase our cost and reduce our returns on these new projects and developments. In addition, to date we have funded the majority of our investments specific to Europe, with Euro-denominated borrowings that act as a natural hedge on our investments. This has also been the case with our Premium Outlet joint ventures in Japan and Mexico whereby Yen and Peso denominated financing have been secured for the financing of the affected properties.

            Currently, our net income exposure to changes in the volatility to foreign currencies is not material. In addition, since cash flow from operations is currently being reinvested in other development projects, we do not expect to repatriate a significant amount of foreign denominated earnings for the next few years.

            We operate in Europe through two separate joint ventures: European Retail Enterprises, B.V. ("ERE"), in which we hold a 34.7% interest and Gallerie Commerciali Italia ("GCI"), in which we hold a 49% interest. The carrying amount of our total combined investment in ERE and GCI as of December 31, 2005 net of the related cumulative translation adjustment was $287.4 million. Currently a total of seven European developments are under construction that will add approximately 4.4 million square feet of GLA for a total net cost of approximately €683.1 million, of which our share is approximately €183.7 million.

            On October 20, 2005, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in ERE. On February 13, 2006, pursuant to the terms of our October 20, 2005 transaction with Ivanhoe, we sold a 10.5% interest in ERE to Ivanhoe for €45.2 million, or $53.9 million. We then settled all remaining share purchase commitments from the founders of ERE, including the early settlement of some commitments by purchasing an additional 25.8% interest for €55.1 million, or $65.5 million. The result of these transactions equalized our and Ivanhoe's ownership in ERE to 50% each. We expect to record a gain on this transaction in the first quarter of 2006.

            As of December 31, 2005, the carrying amount of our 40% joint venture investment in the five Japanese Premium Outlet centers net of the related cumulative translation adjustment was $287.7 million. There is one project under expansion in Sano, Japan which contains total GLA of 91,000 square feet for a total net cost of ¥2.4 billion, of which our share is approximately ¥1.0 billion.

Distributions

            On February 3, 2006, our Board of Directors ("Board") approved an increase in the annual distribution rate to $3.04 per share. Dividends during 2005 aggregated $2.80 per share and dividends during 2004 aggregated $2.60 per share. We are required to pay a minimum level of dividends to maintain our status as a REIT. Our dividends and limited partner distributions typically exceed our net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Our future dividends and the distributions of the Operating Partnership will be determined by the Board based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

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

            We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting change or resulting from the sale or disposal of depreciable real estate. However, you should understand that FFO:

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

	For the Year Ended December 31,
	2005	2004	2003
	(in thousands)
Funds from Operations	$1,411,368	$1,181,924	$1,041,105

Increase in FFO from prior period	19.4%	13.5%	11.2%

Net Income	$475,749	$342,993	$368,715
Adjustments to Net Income to Arrive at FFO:
Limited partners' interest in the Operating Partnership, preferred distributions of the Operating Partnership and preferred dividends	136,766	106,867	113,000
Depreciation and amortization from consolidated properties and discontinued operations	850,519	615,195	499,737
Our share of depreciation and amortization and other items from unconsolidated entities	205,981	181,999	147,629
(Gain)/loss on sales of real estate and discontinued operations	(146,107)	1,012	(17,248)
Tax (provision) benefit related to sale	(428)	4,281	—
Minority interest portion of depreciation and amortization	(9,178)	(6,857)	(3,546)
Preferred distributions and dividends	(101,934)	(63,566)	(67,182)

Funds from Operations	$1,411,368	$1,181,924	$1,041,105

FFO Allocable to Simon Property	$1,110,933	$920,196	$787,467
Diluted net income per share to diluted FFO per share reconciliation:
Diluted net income per share	$1.82	$1.44	$1.65
Depreciation and amortization from consolidated Properties and our share of depreciation and amortization from unconsolidated affiliates, net of minority interest portion of depreciation and amortization	3.73	2.94	2.55
Gain on sales of other assets, and real estate and discontinued operations	(0.52)	—	(0.07)
Tax provision related to sale	0.00	0.02	0.00
Impact of additional dilutive securities for FFO per share	(0.07)	(0.01)	(0.09)

Diluted FFO per share	$4.96	$4.39	$4.04

Basic weighted average shares outstanding	220,259	207,990	189,475
Adjustments for dilution calculation:
Effect of stock options	871	867	824
Impact of Series B preferred 6.5% convertible stock	—	—	11,686
Impact of Series C cumulative preferred 7% convertible units	1,086	1,843	1,483
Impact of Series I preferred 6% Convertible Perpetual stock	10,736	2,286	—
Impact of Series I preferred 6% Convertible Perpetual units	3,369	759	—

Diluted weighted average shares outstanding	236,321	213,745	203,468
Weighted average limited partnership units outstanding	59,566	59,086	61,122

Diluted weighted average shares and units outstanding	295,887	272,831	264,590

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

            We assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

            Based on that assessment, we believe that, as of December 31, 2005, our internal control over financial reporting is effective based on those criteria.

            Our independent registered public accounting firm has issued an audit report on our assessment of our internal control over financial reporting. Their report appears on the following page of this Annual Report.

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting immediately preceding this report, that Simon Property Group, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

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

            In our opinion, management's assessment that Simon Property Group, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 7, 2006 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Indianapolis, Indiana March 7, 2006

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2006, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Indianapolis, Indiana March 7, 2006

Simon Property Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	December 31, 2005	December 31, 2004
ASSETS:
Investment properties, at cost	$21,745,309	$21,253,761
Less — accumulated depreciation	3,809,293	3,162,523

	17,936,016	18,091,238
Cash and cash equivalents	337,048	520,084
Tenant receivables and accrued revenue, net	357,079	361,590
Investment in unconsolidated entities, at equity	1,562,595	1,920,983
Deferred costs and other assets	938,301	1,176,124

Total assets	$21,131,039	$22,070,019

LIABILITIES:
Mortgages and other indebtedness	$14,106,117	$14,586,393
Accounts payable, accrued expenses, intangibles, and deferred revenues	1,092,334	1,113,645
Cash distributions and losses in partnerships and joint ventures, at equity	194,476	37,739
Other liabilities, minority interest and accrued dividends	163,524	311,592

Total liabilities	15,556,451	16,049,369

COMMITMENTS AND CONTINGENCIES
LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIP	865,565	965,204
LIMITED PARTNERS' PREFERRED INTEREST IN THE OPERATING PARTNERSHIP	401,727	412,840
STOCKHOLDERS' EQUITY:
CAPITAL STOCK (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):
All series of preferred stock, 100,000,000 shares authorized, 25,632,122 and 25,434,967 issued and outstanding, respectively, and with liquidation values of $1,081,606 and $1,071,748, respectively	1,080,022	1,062,687
Common stock, $.0001 par value, 400,000,000 shares authorized, 225,165,236 and 222,710,350 issued and outstanding, respectively	23	23
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 8,000 issued and outstanding	—	—
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding	—	—
Capital in excess of par value	5,030,652	4,993,698
Accumulated deficit	(1,551,179)	(1,335,436)
Accumulated other comprehensive income	9,793	16,365
Unamortized restricted stock award	(31,929)	(21,813)
Common stock held in treasury at cost, 4,815,655 and 2,415,855 shares, respectively	(230,086)	(72,918)

Total stockholders' equity	4,307,296	4,642,606

Total liabilities and stockholders' equity	$21,131,039	$22,070,019

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,
	2005	2004	2003
REVENUE:
Minimum rent	$1,937,657	$1,541,281	$1,331,538
Overage rent	85,536	66,385	47,207
Tenant reimbursements	896,901	748,262	654,267
Management fees and other revenues	77,766	72,737	74,677
Other income	168,993	156,414	134,710

Total revenue	3,166,853	2,585,079	2,242,399

EXPENSES:
Property operating	421,576	355,719	309,512
Depreciation and amortization	849,911	607,071	481,317
Real estate taxes	291,113	244,941	209,697
Repairs and maintenance	105,489	89,297	81,005
Advertising and promotion	92,377	68,775	61,090
Provision for credit losses	8,127	17,010	15,881
Home and regional office costs	117,374	91,178	80,105
General and administrative	17,701	16,776	15,073
Costs related to withdrawn tender offer	—	—	10,581
Other	57,762	39,469	26,835

Total operating expenses	1,961,430	1,530,236	1,291,096

OPERATING INCOME	1,205,423	1,054,843	951,303
Interest expense	799,092	653,798	594,964

Income before minority interest	406,331	401,045	356,339
Minority interest	(13,743)	(9,687)	(7,277)
Income tax expense of taxable REIT subsidiaries	(16,229)	(11,770)	(7,597)

Income before unconsolidated entities	376,359	379,588	341,465
Income from unconsolidated entities	81,807	81,113	99,645
Loss on sales of interests in unconsolidated entities and other assets, net	(838)	(760)	(5,146)

Income from continuing operations	457,328	459,941	435,964
Results of operations from discontinued operations	8,242	(9,829)	23,357
Gain (loss) on disposal or sale of discontinued operations, net	146,945	(252)	22,394

Income before allocation to limited partners	612,515	449,860	481,715
LESS:
Limited partners' interest in the Operating Partnership	108,686	85,647	100,956
Preferred distributions of the Operating Partnership	28,080	21,220	12,044

NET INCOME	475,749	342,993	368,715
Preferred dividends	(73,854)	(42,346)	(55,138)

NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$401,895	$300,647	$313,577

BASIC EARNINGS PER COMMON SHARE:
Income from continuing operations	$1.27	$1.49	$1.47
Discontinued operations	0.55	(0.04)	0.18

Net income	$1.82	$1.45	$1.65

DILUTED EARNINGS PER COMMON SHARE:
Income from continuing operations	$1.27	$1.48	$1.47
Discontinued operations	0.55	(0.04)	0.18

Net income	$1.82	$1.44	$1.65

Net Income	$475,749	$342,993	$368,715
Unrealized gain on interest rate hedge agreements	2,988	4,514	21,135
Net income on derivative instruments reclassified from accumulated other comprehensive income (loss) into interest expense	(1,428)	(3,535)	(4,442)
Currency translation adjustments	(7,342)	3,130	2,993
Other (loss) income	(790)	(330)	1,009

Comprehensive Income	$469,177	$346,772	$389,410

             The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$475,749	$342,993	$368,715
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	806,638	611,090	518,560
Impairment on Investment Properties	—	18,000	—
Loss on sales of interests in unconsolidated entities and other assets, net	838	760	5,146
(Gain) loss on disposal or sale of discontinued operations, net	(146,945)	252	(22,394)
Limited partners' interest in the Operating Partnership	108,686	85,647	100,956
Preferred distributions of the Operating Partnership	28,080	21,220	12,044
Straight-line rent	(21,682)	(8,981)	(3,630)
Minority interest	13,743	9,687	7,277
Minority interest distributions	(24,770)	(20,426)	(5,466)
Equity in income of unconsolidated entities	(81,807)	(81,113)	(99,645)
Distributions of income from unconsolidated entities	106,954	97,666	87,453
Changes in assets and liabilities —
Tenant receivables and accrued revenue, net	22,803	(37,166)	34,277
Deferred costs and other assets	(24,097)	(47,012)	(26,396)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	(91,329)	90,241	(24,930)

Net cash provided by operating activities	1,172,861	1,082,858	951,967

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(37,505)	(2,359,056)	(814,629)
Capital expenditures, net	(726,386)	(549,304)	(353,903)
Cash from acquisitions	—	51,189	2,267
Cash impact from the consolidation and de-consolidation of properties	(9,479)	2,507	48,910
Net proceeds from sale of partnership interests, other assets and discontinued operations	384,104	51,271	278,066
Investments in unconsolidated entities	(76,710)	(84,876)	(81,480)
Distributions of capital from unconsolidated entities and other	413,542	142,572	159,106

Net cash used in investing activities	(52,434)	(2,745,697)	(761,663)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common and preferred stock and other	11,321	3,430	99,725
Purchase of limited partner units and treasury stock	(193,837)	(40,195)	(93,954)
Preferred Stock redemptions	(579)	(59,681)	—
Minority interest contributions	—	464	—
Preferred distributions of the Operating Partnership	(28,080)	(21,220)	(12,044)
Preferred dividends and distributions to stockholders	(690,654)	(572,669)	(507,569)
Distributions to limited partners	(166,617)	(151,809)	(147,492)
Mortgage and other indebtedness proceeds, net of transaction costs	3,962,778	5,710,886	2,536,498
Mortgage and other indebtedness principal payments	(4,197,795)	(3,221,906)	(1,926,974)

Net cash (used in) provided by financing activities	(1,303,463)	1,647,300	(51,810)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(183,036)	(15,539)	138,494
CASH AND CASH EQUIVALENTS, beginning of year	520,084	535,623	397,129

CASH AND CASH EQUIVALENTS, end of year	$337,048	$520,084	$535,623

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Dollars in thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income	Capital in Excess of Par Value	Accumulated Deficit	Unamortized Restricted Stock Award	Common Stock Held in Treasury	Total Stockholders' Equity
Balance at December 31, 2002	$814,254	$19	$(8,109)	$3,686,161	$(961,338)	$(10,736)	$(52,518)	$3,467,733

Conversion of Limited Partner Units (2,880,810 Common Shares, Note 10)		1		39,704				39,705
Series B Preferred stock conversion (12,443,195 Common Shares)	(447,485)	1		447,484				—
Series B Preferred stock redemption for cash (18,340 Preferred Shares)	(1,711)							(1,711)
Series H Variable Rate Preferred stock issuance (3,328,540 preferred shares)	83,213							83,213
Series H Variable Rate Preferred stock repurchase (3,250,528 net preferred shares)	(81,263)							(81,263)
Stock options exercised (733,617 Common Shares)				17,451				17,451
Series E and Series G Preferred stock accretion	475							475
Stock incentive program (380,835 Common Shares, Net)				12,579		(12,579)		—
Amortization of stock incentive						10,355		10,355
Acquisition of minority interest in Management Company				(2,334)				(2,334)
Other				173				173
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(79,886)				(79,886)
Distributions					(504,694)			(504,694)
Other comprehensive income			20,695					20,695
Net income					368,715			368,715

Balance at December 31, 2003	$367,483	$21	$12,586	$4,121,332	$(1,097,317)	$(12,960)	$(52,518)	$3,338,627

Conversion of Limited Partner Units (4,997,458 Common Shares, Note 10)		1		103,450				103,451
Series H Variable Rate Preferred stock repurchase (78,012 net preferred shares)	(1,950)							(1,950)
Stock options exercised (392,943 Common Shares)				10,689				10,689
Common Stock Issuance (12,978,795 Shares)		1		734,339				734,340
Series I Preferred Stock issuance (13,261,712 Shares)	663,086							663,086
Series I Preferred Unit Conversion to Series I Preferred Stock (376,307 shares)	18,815							18,815
Series J Preferred Stock issuance (796,948 Preferred Shares)	39,847							39,847
Series D Preferred Stock issuance (1,156,039 shares)	34,681							34,681
Series D Preferred Stock redemption (1,156,039 shares)	(34,681)							(34,681)
Series E Preferred Stock redemption (1,000,000 shares)	(25,000)							(25,000)
Treasury Stock purchase (317,300 Shares)							(20,400)	(20,400)
Series E and Series G Preferred stock accretion	406							406
Stock incentive program (365,602 Common Shares, Net)				20,788		(20,788)		-
Common Stock retired (-93,000 Shares)				(3,127)	(2,258)			(5,385)
Amortization of stock incentive						11,935		11,935
Other				26				26
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				6,201				6,201
Distributions					(578,854)			(578,854)
Other comprehensive income			3,779					3,779
Net income					342,993			342,993

Balance at December 31, 2004	$1,062,687	$23	$16,365	$4,993,698	$(1,335,436)	$(21,813)	$(72,918)	$4,642,606

Conversion of Limited Partner Units (2,281,481 Common Shares, Note 10)				37,381				37,381
Stock options exercised (206,464 Common Shares)				6,184				6,184
Series I Preferred Unit Conversion to Series I Preferred Stock (197,155 Preferred Shares)	9,858							9,858
Series J Preferred Stock Premium net of Amortization	7,171							7,171
Treasury Stock purchase (2,815,400 Shares)							(182,408)	(182,408)
Series G Preferred stock accretion	306							306
Stock incentive program (400,541 Common Shares, Net)				(804)		(24,436)	25,240	—
Common Stock retired (-18,000 Shares)				(605)	(502)			(1,107)
Amortization of stock incentive						14,320		14,320
Other				505				505
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(5,707)				(5,707)
Distributions					(690,990)			(690,990)
Other comprehensive income (loss)			(6,572)					(6,572)
Net income					475,749			475,749

Balance at December 31, 2005	$1,080,022	$23	$9,793	$5,030,652	$(1,551,179)	$(31,929)	$(230,086)	$4,307,296

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

1.    Organization

            Simon Property Group, Inc. ("Simon Property") is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust ("REIT"). Simon Property Group, L.P. (the "Operating Partnership") is a majority-owned partnership subsidiary of Simon Property that owns all of our real estate properties. In these notes to consolidated financial statements, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

            We are engaged primarily in the ownership, development, and management of retail real estate, primarily regional malls, Premium Outlet® centers and community/lifestyle centers. As of December 31, 2005, we owned or held an interest in 286 income-producing properties in the United States, which consisted of 171 regional malls, 71 community/lifestyle centers, 33 Premium Outlet centers and 11 other shopping centers or outlet centers in 39 states and Puerto Rico (collectively, the "Properties", and individually, a "Property"). We also own interests in ten parcels of land held in the United States for future development (together with the Properties, the "Portfolio"). Finally, we have ownership interests in 51 European shopping centers (France, Italy, and Poland); five Premium Outlet centers in Japan; and one Premium Outlet center in Mexico.

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

•
Pursuing mall marketing initiatives, including our co-branded gift card programs,
•
Forming consumer focused strategic corporate alliances, and
•
Offering property operating services to our tenants and others resulting from our relationships with vendors.

2.    Basis of Presentation and Consolidation

            The accompanying consolidated financial statements of Simon Property include the accounts of all majority-owned subsidiaries, and all significant intercompany amounts have been eliminated.

            We consolidate Properties that are wholly owned or Properties that we own less than 100% but we control. Control of a Property is demonstrated by, among other factors, our ability to:

•
manage day-to-day operations,
•
refinance debt and sell the Property without the consent of any other partner or owner, and
•
the inability of any other partner or owner to replace us.

            We also consolidate all variable interest entities when we are determined to be the primary beneficiary.

            The deficit minority interest balances included in deferred costs and other assets in the accompanying consolidated balance sheets represent outside partners' interests in the net equity of certain properties. We record deficit minority interests when a joint venture agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of joint venture assets, the joint venture partner is obligated to make additional contributions to the extent of any capital account deficits or the joint venture partner has the ability to fund such additional contributions.

            Investments in partnerships and joint ventures represent noncontrolling ownership interests in Properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences.

            As of December 31, 2005, of our 343 properties we consolidated 197 wholly-owned properties and consolidated 20 additional properties that are less than wholly-owned, which we control or for which we are the primary beneficiary. We account for the remaining 126 properties using the equity method of accounting (joint venture properties). We manage the day-to-day operations of 59 of the 126 joint venture properties but have determined that our partner or partners have substantive participating rights in regards to the assets and operations of these joint venture properties.

            We allocate net operating results of the Operating Partnership after our and the Operating Partnership's preferred distributions to third parties and Simon Property based on the partners' respective weighted average ownership interests in the Operating Partnership.

            Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,
	2005	2004	2003
Weighted average ownership interest	78.7%	77.7%	75.4%

            As of December 31, 2005 and 2004, our ownership interest in the Operating Partnership was 79.0% and 78.2%, respectively. We adjust the limited partners' interest in the Operating Partnership at the end of each period to reflect their interest in the Operating Partnership. The adjustment is reflected in the accompanying consolidated statements of stockholders' equity.

3.    Summary of Significant Accounting Policies

  Investment Properties

            We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred related to construction. We capitalize improvements and replacements from repair and maintenance when the repairs and maintenance extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We record depreciation on tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

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

  Purchase Accounting Allocation

            We allocate the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component in accordance with SFAS No. 141 "Business Combinations" (FAS 141). These components typically include buildings, land and intangibles related to in-place leases and we estimate:

•
the fair value of the buildings on an as-if-vacant basis. The value allocated to land and related improvements is determined either by real estate tax assessments, a third party valuation specialist, or other relevant data.
•
the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into revenues.
•
the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions.
•
the value of revenue and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

            Amounts allocated to building are depreciated over the estimated remaining life of the acquired building or related improvements. We amortize amounts allocated to tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases, either on a specific lease methodology for a portfolio acquisition or an average of total property leases methodology, generally applied for a single property acquisition, depending on the availability of estimates by lease. We also estimate the value of other acquired intangible assets, if any, which are amortized over the remaining life of the underlying related leases or intangibles. Any remaining amount of value will be allocated to in-place leases, as deemed appropriate under the circumstances.

  Discontinued Operations

            SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") provides a framework for the evaluation of impairment of long-lived assets, the treatment of assets held for sale or to be otherwise disposed of, and the reporting of discontinued operations. SFAS No. 144 requires us to reclassify any material operations related to consolidated properties sold during the period to discontinued operations. We have reclassified the results of operations of the seven regional malls, community/lifestyle centers, and office building properties disposed during 2005, the five properties sold during 2004, and the thirteen properties sold in 2003 as described in Note 4 to discontinued operations in the accompanying consolidated statements of operations and comprehensive income for all periods presented. Revenues included in discontinued operations were $29.3 million for the year ended December 31, 2005, $62.7 million for the year ended December 31, 2004, and $105.6 million for the year ended December 31, 2003.

  Cash and Cash Equivalents

            We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. During 2005, independent banks assumed responsibility for the gift card programs. We collect gift card funds at the point of sale and then remit those funds onto the banks for further processing. As a result, significantly all of the cash collected from the issuance of a gift card is now held by the banks. Further, the banks also now bear the related liability for funds which will be owed to retailers which honor a gift card for tender of goods and services. Our balance of cash and cash equivalents includes a balance of $42.3 million related to our co-branded gift card programs which we do not consider available for general working capital purposes. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

  Marketable Securities

            Marketable securities consist primarily of the assets of our insurance subsidiaries and are included in deferred costs and other assets. The types of securities typically include U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from 1 to 10 years. These securities are classified as available-for-sale and are valued based upon quoted market prices or using discounted cash flows when quoted market prices are not available. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Changes in the values of these securities are recognized in accumulated other comprehensive income until the gain or loss is realized and recorded in other income. However, if we determine a decline in value is other than temporary, then we recognize the unrealized loss in income to write down the investments to their net realizable value. Our insurance subsidiaries are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to their securities may be limited.

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

  Capitalized Interest

            We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose. The amount of interest capitalized during each year is as follows:

	For the Year Ended December 31,
	2005	2004	2003
Capitalized interest	$14,433	$14,612	$10,705

  Segment Disclosure

            The Financial Accounting Standards Board (the "FASB") Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131") requires disclosure of certain operating and financial data with respect to separate business activities within an enterprise. Our primary business is the ownership, development, and management of retail real estate. We have aggregated our retail operations, including regional malls, Premium Outlet centers and community/lifestyle centers, into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of tenants. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

  Deferred Costs and Other Assets

            Deferred costs and other assets include the following as of December 31:

	2005	2004
Deferred financing and lease costs, net	$183,249	$180,040
In-place lease intangibles, net	127,590	173,224
Fair market value of acquired above market lease intangibles	96,090	130,061
Marketable securities of our captive insurance companies	98,024	95,493
Goodwill	20,098	20,098
Minority interests	62,373	51,412
Prepaids, notes receivable and other assets, net	350,877	525,796

	$938,301	$1,176,124

            Deferred Financing and Lease Costs.    Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. We amortize debt premiums and discounts, which are included in mortgages and other indebtedness, over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. Details of these deferred costs as of December 31 are as follows:

	2005	2004
Deferred financing and lease costs	$337,919	$419,258
Accumulated amortization	(154,670)	(239,218)

Deferred financing and lease costs, net	$183,249	$180,040

            The accompanying statements of operations and comprehensive income includes amortization as follows:

	For the year ended December 31,
	2005	2004	2003
Amortization of deferred financing costs	$22,063	$17,188	$15,710
Amortization of debt premiums net of discounts	(26,349)	(8,401)	(5,723)
Amortization of deferred leasing costs	20,606	19,281	18,684

            We report amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense.

            Intangible Assets.    The average life of the in-place lease intangibles is approximately 6.5 years and is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The fair market value of above and below market leases are amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles approximates 5 years. The unamortized amounts of below market leases are included in accounts payable, accrued expenses, intangibles and deferred revenues on the consolidated balance sheets and are $261.9 million and $334.2 million as of December 31, 2005 and 2004, respectively. The amount of amortization of above and below market leases, net for the year ended December 31, 2005, 2004, and 2003 was $48.0 million, $22.4 million, and $8.3 million, respectively.

            Details of intangible assets as of December 31 are as follows:

	2005	2004
In-place lease intangibles	$183,554	$192,263
Accumulated amortization	(55,954)	(19,039)
In-place lease intangibles, net	$127,590	$173,224

Fair market value of acquired above market lease intangibles	$144,224	$149,046
Accumulated amortization	(48,134)	(18,985)
Fair market value of acquired above market lease intangibles, net	$96,090	$130,061

            Estimated future amortization, and the increasing (decreasing) effect on minimum rents for our above and below market leases recorded as of December 31, 2005 are as follows:

	Below Market Leases	Above Market Leases	Increase to Minimum Rent, Net
2006	$78,674	$(25,467)	$53,207
2007	63,145	(20,881)	42,264
2008	43,915	(16,929)	26,986
2009	29,206	(13,388)	15,818
2010	17,980	(6,958)	11,022
Thereafter	29,022	(12,467)	16,555

	$261,942	$(96,090)	$165,852

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

  Accumulated Comprehensive Income

            The components of our accumulated comprehensive income consisted of the following as of December 31:

	2005	2004
Cumulative translation adjustment	$(2,811)	$4,531
Accumulated derivative gains, net	12,715	11,155
Net unrealized gains (losses) on marketable securities	(111)	679

Total accumulated comprehensive income	$9,793	$16,365

  Revenue Recognition

            We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceeds the applicable sales threshold.

            We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance (CAM), real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. For approximately 40% of our leases, we receive a fixed payment from the tenant for the CAM component, which is subject to an annual adjustment. We are continually working toward converting an increased number of our leases to the fixed payment methodology. For the remainder of our leases, these CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. Our advertising and promotional costs are expensed as incurred. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We do this to reduce the risk of loss on uncollectible accounts once we perform the final year-end billings for recoverable expenditures. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not, and are not expected to be, material in any period presented.

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

            Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by actuaries and management's best estimates. Total insurance reserves for our insurance subsidiary as of December 31, 2005 and 2004 approximated $93.6 million and $79.0 million, respectively.

            We recognize fee revenues from our co-branded gift card programs when the fees are earned under the related arrangements with the card issuers. Generally, these revenues are recorded at the issuance of the gift card for handling fees and, if applicable, at future dates for servicing fees in the event of non-use of the card.

  Allowance for Credit Losses

            We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical collection experience in cases of bankruptcy, if applicable. Presented below is the activity in the allowance for credit losses and includes the activities related to discontinued operations during the following years:

	For the year Ended December 31,
	2005	2004	2003
Balance at Beginning of Year	$37,039	$31,473	$20,490
Consolidation of previously unconsolidated entities	—	—	1,700
Provision for Credit Losses	7,284	18,975	14,630
Accounts Written Off	(9,084)	(13,409)	(5,347)

Balance at End of Year	$35,239	$37,039	$31,473

  Income Taxes

            Simon Property and certain other subsidiaries are taxed as REITs under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require us to distribute at least 90% of our taxable income to stockholders and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain the REIT status of Simon Property and the REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Thus, we made no provision for federal income taxes for these entities in the accompanying consolidated financial statements. If Simon Property or any of our REIT subsidiaries fail to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it failed to qualify. If we lose our REIT status we could not elect to be taxed as a REIT for four years unless our failure to qualify was due to reasonable cause and certain other conditions were satisfied.

            On October 22, 2004, President Bush signed the American Jobs Creation Act which included several provisions of the REIT Improvement Act, which builds in some flexibility to the REIT rules. This Act provides for monetary penalties in lieu of REIT disqualification. This better matches the severity of the penalty to the REIT's error and therefore reduces the possibility of disqualification.

            State income, franchise or other taxes were not significant in any of the periods presented.

            We have also elected taxable REIT subsidiary ("TRS") status for some of our subsidiaries. This enables us to provide services that would otherwise be considered impermissible for REITs and participate in activities that don't qualify as "rents from real property". For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

            As of December 31, 2005 and 2004, we had a net deferred tax asset of $7.1 million and $11.3 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for Federal income tax purposes as well as the timing of the deductibility of losses from insurance subsidiaries.

  Reclassifications

            We made certain reclassifications of prior period amounts in the financial statements to conform to the 2005 presentation. These reclassifications have no impact on net income previously reported. Also, the statements of operations and comprehensive income for the periods ended December 31, 2003 and 2004 have been reclassified to reflect significant property dispositions during 2003, 2004, and 2005.

4.    Real Estate Acquisitions, Disposals, and Impairment

            We acquire properties to generate both current income and long-term appreciation in value. We acquire individual properties or portfolios of other retail real estate companies that meet our investment criteria. We sell properties which no longer meet our strategic criteria. Our acquisition and disposal activity for the periods presented are highlighted as follows:

  2005 Acquisitions

            On November 18, 2005, we purchased a 37.99% interest in Springfield Mall in Springfield, Pennsylvania, for approximately $39.3 million, including the issuance of our share of debt of $29.1 million. On November 21, 2005, we purchased a 50% interest in Coddingtown Mall in Santa Rosa, California, for approximately $37.1 million, including the assumption of our share of debt of $10.5 million. Both of these Properties are being accounted for on the equity method of accounting.

  2004 Acquisitions

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

            On April 27, 2004, we increased our ownership in Bangor Mall in Bangor, Maine from 32.6% to 67.6% and increased our ownership in Montgomery Mall in Montgomery, Pennsylvania from 23.1% to 54.4%. We acquired these additional ownership interests from our partner in the properties for approximately $67.0 million and the assumption of $16.8 million of debt. We funded this transaction with a mortgage and borrowings on the Credit Facility. Bangor Mall and Montgomery Mall were previously accounted for under the equity method. These Properties are now consolidated as a result of this acquisition.

            On May 4, 2004, we purchased a 100% interest in Plaza Carolina in San Juan, Puerto Rico for approximately $309.0 million. We funded this transaction with a mortgage and borrowings on the Credit Facility.

            On November 19, 2004, we increased our ownership interest in Lehigh Valley, located in Whitehall, Pennsylvania, from 24.88% to 37.61% for approximately $42.3 million, including the assumption of our $25.9 million share of debt.

            On December 15, 2004, we increased our ownership in Woodland Hills in Tulsa, Oklahoma from 47.2% to 94.5%. We acquired this additional ownership interest from our partner in the property for approximately $119.5 million, including the assumption of $39.7 million of debt. Woodland Hills was previously accounted for under the equity method. This Property is now consolidated as a result of this acquisition.

  Chelsea Acquisition

            On October 14, 2004, we acquired all of the outstanding common stock of Chelsea Property Group, Inc. ("Chelsea") and the limited partnership units of its operating partnership subsidiary in a transaction valued at approximately $5.2 billion, including the assumption of $1.5 billion of debt (the "Chelsea Acquisition"). Chelsea had interests in 37 Premium Outlet centers and 24 other shopping centers containing 16.6 million square feet of gross leasable area in 31 states, Japan and Mexico. We funded the cash portion of this acquisition with a $1.8 billion unsecured term loan facility discussed in Note 8. Chelsea common stockholders received consideration of $36.00 per share for each share of Chelsea's common stock in cash, a fractional share of 0.2936 of our common stock, and a fractional share of 0.3000 of Simon 6% Series I convertible perpetual preferred stock. The holders of Chelsea's operating partnership subsidiary's limited partnership common units exchanged their units for common and convertible preferred units of the Operating Partnership. The following shares and units were issued at closing:

•
12,978,795 shares of common stock
•
4,652,232 Operating Partnership common units
•
13,261,712 shares of Simon Property 6% Series I Convertible Perpetual Preferred Stock (liquidation value of $50 per share)
•
4,753,794 Operating Partnership 6% Convertible Perpetual Preferred Units (liquidation value of $50 per unit)

            During 2005, we finalized the purchase price allocation for the Chelsea Acquisition as required by FAS 141, as described in our purchase accounting allocation policy in Note 3. Our valuation of the Chelsea assets was developed in consultation with independent valuation specialists. The final purchase price allocation reflects reallocations between tangible assets and finite life intangible assets. However, these adjustments did not have a significant impact on our consolidated results of operations.

            The following summarized balance sheet represents the final purchase price allocation related to this business combination:

Investment properties	$4,978,821
Cash and cash equivalents	33,700
Tenant receivables	3,897
Investments in unconsolidated entities	320,833
Deferred costs and other assets	64,367
In-place lease intangibles	112,852
Fair market value of above market leases	130,795

Total assets	$5,645,265
Mortgages and other indebtedness, including premium of $129,021	$1,611,184
Fair market value of below market leases	268,246
Accounts payable, accrued expenses, intangibles and other	94,662

Total liabilities	$1,974,092

            The following unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2004 and 2003 includes adjustments for the Chelsea Acquisition as if the transaction had occurred as of January 1, 2003. The pro forma information does not purport to present what actual results would have been had this acquisition, and the related transaction, in fact, occurred at the previously mentioned date, or to project results for any future period. Our other acquisitions during the periods presented were not considered material business combinations for the purpose of presenting this pro forma financial information.

	For the Year Ended December 31,
Pro Forma Consolidated Statement of Operations (Unaudited)
	2004	2003
Pro Forma Total Revenue	$2,979,479	$2,714,174
Pro Forma Income from Continuing Operations	416,032	425,268
Pro Forma Net Income	308,665	325,543
Pro Forma Earnings Per Common Share — Basic (a)	$1.06	$1.11
Pro Forma Earnings Per Common Share — Diluted (a)	$1.05	$1.11

  (a)
  Pro forma basic earnings per share are based upon weighted average common shares of 218,264,464 for 2004 and 202,453,919 for 2003. Pro forma diluted earnings per share are based upon weighted average common shares of 219,131,832 for 2004 and 203,277,451 for 2003.

  2003 Acquisitions

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

            In the fourth quarter 2003, through a series of transactions we increased our ownership interest in Kravco Investments L.P. ("Kravco"), a Philadelphia, PA based owner of regional malls, from approximately 18% to approximately 80% (which was subsequently reduced to 76% in the fourth quarter of 2004) and in its affiliated management company from approximately 15% to 50%. The portfolio consists of six regional malls, five of which are in the Philadelphia metropolitan area, and four community/lifestyle centers. We acquired our interest in Kravco from certain private investor real estate companies. We acquired our initial interest jointly with these real estate companies in connection with the Rodamco acquisition in 2002. As a result of this acquisition, we consolidated four new partnerships and account for the other six partnerships as joint ventures. The total consideration paid in these transactions was approximately $293.4 million and consisted of:

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

  2005 Disposals

            During the year ended December 31, 2005, we sold or disposed of sixteen non-core properties, consisting of four regional malls, one community/lifestyle center, nine other outlet centers and two office buildings. Our significant dispositions are summarized as follows (dollars in millions):

Properties	Previous Ownership %	Date of Disposal	Sales Price	Gain/(Loss)
Riverway and O'Hare International Center	100%	June 1, 2005	$257.3	$125.1
Grove at Lakeland Square	100%	July 1, 2005	10.4	(0.1)
Cheltenham Square	100%	November 17, 2005	71.5	19.7
Southgate Mall	100%	November 28, 2005	8.5	1.1
Eastland Mall (Tulsa, OK)	100%	December 16, 2005	1.5	(1.1)
Biltmore Square	100%	December 28, 2005	26.0	2.2

			$375.2	$146.9

            The disposition of Biltmore Square was accomplished through a transfer of the deed to the property to the lender in settlement of the remaining balance of the non-recourse debt on the property. Additionally, nine other insignificant non-core properties were sold which resulted in no gain or loss.

            We disposed of two joint venture properties during 2005. On January 11, 2005, Metrocenter was sold for $62.6 million and we recognized our share of the gain of $11.8 million. On December 22, 2005, our Canadian property, Forum Entertainment Centre, was sold and we recognized our share of the loss of $13.7 million.

            Certain of the net proceeds from these sales, net of repayment of outstanding debt, are held in escrow to complete IRS Section 1031 exchanges while the remainder was used for general working capital purposes.

  2004 Disposals

            During the year ended December 31, 2004, we sold five non-core properties, consisting of three regional malls, one community/lifestyle center and one Premium Outlet center. The significant properties and their dates of sale consisted of:

Properties	Previous Ownership %	Date of Disposal	Sales Price	Gain/(Loss)
Hutchinson Mall	100%	June 15, 2004	$16.3	$0.2
Bridgeview Court	100%	July 22, 2004	5.3	2.3
Woodville Mall	100%	September 1, 2004	2.5	(2.7)
Santa Fe Premium Outlets	100%	December 28, 2004	7.7	—
Heritage Park Mall	100%	December 29, 2004	4.1	(0.2)

			$35.9	$(0.4)

            We disposed of three joint venture properties during 2004. On April 7, 2004, we sold a joint venture interest in a hotel for $17.0 million, resulting in a gain of $12.6 million, $8.3 million net of tax. On April 8, 2004 we sold our joint venture interest in Yards Plaza resulting in no gain or loss on this disposition. On August 6, 2004, we completed the court ordered sale of our joint venture interest in Mall of America (see Note 11).

  2003 Disposals

            During the year ended December 31, 2003, we sold 13 non-core properties, consisting of seven regional malls, five community centers and one mixed-use property. The properties and their dates of sale consisted of:

Properties	Previous Ownership %	Date of Disposal	Sales Price	Gain/(Loss)
Richmond Square	100%	January 9, 2003	$18.0	$(3.3)
Mounds Mall, Mounds Mall Cinema	100%	January 9, 2003	0.9	(0.1)
Memorial Mall	100%	January 9, 2003	15.1	7.7
Forest Village Park Mall	100%	April 29, 2003	20.5	12.1
North Riverside Park Plaza	100%	May 8, 2003	12.7	8.2
Memorial Plaza	100%	May 21, 2003	4.2	2.7
Fox River Plaza	100%	May 22, 2003	4.3	(1.1)
Eastern Hills Mall	100%	July 1, 2003	17.0	(38.9)
New Orleans Center	100%	October 1, 2003	36.0	(13.4)
Mainland Crossing	80%	October 28, 2003	6.1	2.7
South Park Mall	100%	November 3, 2003	2.7	(5.3)
Bergen Mall	100%	December 12, 2003	145.0	51.1

			$282.5	$22.4

            Impairment.    In 2004, we recorded an $18.0 million impairment charge related to one Property. We evaluate our Properties for impairment using a combination of estimations of the fair value based upon a multiple of the net cash flow of the Properties and discounted cash flows from the individual Properties' operations as well as contract prices, if applicable and available.

5.    Per Share Data

            We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share. The amounts presented in the reconciliation below represent the common stockholders' pro rata share of the respective line items in the statements of operations and is after considering the effect of preferred dividends.

	For the Year ended December 31,
	2005	2004	2003
Common Stockholders' share of:
Income from continuing operations	$279,742	$308,483	$279,059
Discontinued operations	122,153	(7,836)	34,518

Net Income available to Common Stockholders — Basic	401,895	300,647	313,577

Effect of dilutive securities:
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	337	279	333

Net Income available to Common Stockholders — Diluted	$402,232	$300,926	$313,910

Weighted Average Shares Outstanding — Basic	220,259,480	207,989,585	189,475,124
Effect of stock options	871,010	867,368	823,532

Weighted Average Shares Outstanding — Diluted	221,130,490	208,856,953	190,298,656

            For the year ending December 31, 2005, potentially dilutive securities include stock options, certain preferred units of limited partnership interest of the Operating Partnership, certain contingently convertible preferred stock and the units of limited partnership interest ("Units") in the Operating Partnership which are exchangeable for common stock.

            We accrue distributions when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,
	2005	2004	2003
Total dividends paid per share	$2.80	$2.60	$2.40

Percent taxable as ordinary income	85.8%	88.0%	95.1%
Percent taxable as long-term capital gains	14.2%	6.0%	0.9%
Percent non-taxable as return of capital	—	6.0%	4.0%

	100.0%	100.0%	100.0%

6.    Investment Properties

            Investment properties consist of the following as of December 31:

	2005	2004
Land	$2,560,335	$2,611,543
Buildings and improvements	18,990,912	18,471,039

Total land, buildings and improvements	21,551,247	21,082,582
Furniture, fixtures and equipment	194,062	171,179

Investment properties at cost	21,745,309	21,253,761
Less — accumulated depreciation	3,809,293	3,162,523

Investment properties at cost, net	$17,936,016	$18,091,238

Construction in progress included above	$384,096	$393,769

7.    Investments in Unconsolidated Entities

            Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio. We held joint venture ownership interests in 69 Properties as of December 31, 2005 and 67 as of December 31, 2004. We also held interests in two joint ventures which owned 51 European shopping centers as of December 31, 2005 and 2004. We also held an interest in five joint venture properties in Japan and one joint venture property in Mexico. We account for these Properties using the equity method of accounting.

            During 2005, we and our joint venture partner completed the construction of, obtained permanent financing for, and opened St. Johns Town Center (St. Johns). Prior to the completion of construction and opening of the center, we were responsible for 85% of the development costs, and guaranteed this same percentage of the outstanding construction debt. As a result, we consolidated St. Johns during its construction phase. Upon obtaining permanent financing, the guarantee was released, and our partner's and our ownership percentages were each adjusted to 50%. We received a distribution from the partnership of $15.7 million in repayment of our capital contributions to equalize our ownership interests, and this Property is now accounted for using the equity method of accounting.

            On June 1, 2005, we refinanced Westchester Mall, a joint venture Property, with a $500.0 million, 4.86% fixed-rate mortgage that matures on June 1, 2010. The balances of the two previous mortgages, which were repaid, were $142.0 million and $50.1 million and bore interest at fixed rates of 8.74% and 7.20%, respectively. Both were scheduled to mature on September 1, 2005. We received our share of the excess refinancing proceeds of approximately $120 million on the closing of the new mortgage loan.

            On November 29, 2005, we refinanced Houston Galleria, a joint venture Property, with a $821.0 million, 5.436% fixed-rate mortgage that matures on December 1, 2015. The balances of the two previous mortgages, which were repaid, were $213.2 million and $84.7 million and bore interest at a fixed rate of 7.93% and at LIBOR plus 150 basis points, respectively. They were scheduled to mature on December 1, 2005 and December 31, 2006, respectively. We received our share of the excess refinancing proceeds of approximately $165.0 million on the closing of the new mortgage loan.

            On December 28, 2005, we invested $50 million of equity for a 40% interest in a joint venture with Toll Brothers, Inc. (Toll Brothers) and Meritage Homes Corp. (Meritage Homes) to purchase a 5,485-acre land parcel in northwest Phoenix from DaimlerChrysler Corporation for $312 million. Toll Brothers and Meritage Homes each plan to build a significant number of homes on the site. We have the option to purchase a substantial portion of the commercial property for retail uses. Other parcels may also be sold to third parties. Initial plans call for a mixed-use master planned community, which will include approximately 4,840 acres of single-family homes and attached homes.

Approximately 645 acres of commercial and retail development will include schools, community amenities and open space. Initial home sales are tentatively scheduled to begin in 2009. The joint venture, of which Toll Brothers is the managing member, expects to develop a master planned community of approximately 12,000 to 15,000 residential units.

            Substantially all of our joint venture Properties are subject to rights of first refusal, buy-sell provisions, or other sale rights for partners which are customary in real estate joint venture agreements and the industry. Our partners in these joint ventures may initiate these provisions at any time (subject to any applicable lock up or similar restrictions), which will result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest.

            Summary financial information of the joint ventures and a summary of our investment in and share of income from such joint ventures follow. We condensed into separate line items major captions of the statements of operations for joint venture interests sold or consolidated. Consolidation occurs when we acquire an additional interest in the joint venture or became the primary beneficiary and as a result, gain unilateral control of the Property. We reclassified these line items into "Discontinued Joint Venture Interests" and "Consolidated Joint Venture Interests" so that we may present comparative results of operations for those joint venture interests held as of December 31, 2005. Balance sheet information as of December 31 is as follows:

	2005	2004
BALANCE SHEETS
Assets:
Investment properties, at cost	$9,915,521	$9,429,465
Less — accumulated depreciation	1,951,749	1,745,498

	7,963,772	7,683,967
Cash and cash equivalents	334,714	292,770
Tenant receivables	207,153	209,040
Investment in unconsolidated entities	135,914	167,182
Deferred costs and other assets	304,825	322,660

Total assets	$8,946,378	$8,675,619

Liabilities and Partners' Equity:
Mortgages and other indebtedness	$7,479,359	$6,398,312
Accounts payable, accrued expenses, and deferred revenue	403,390	373,887
Other liabilities	189,722	179,443

Total liabilities	8,072,471	6,951,642
Preferred units	67,450	67,450
Partners' equity	806,457	1,656,527

Total liabilities and partners' equity	$8,946,378	$8,675,619

Our Share of:
Total assets	$3,765,258	$3,619,969

Partners' equity	$429,942	$779,252
Add: Excess Investment	938,177	1,103,992

Our net Investment in Joint Ventures	$1,368,119	$1,883,244

Mortgages and other indebtedness	$3,169,662	$2,750,327

            "Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We amortize excess investment over the life of the related Properties, typically no greater than 40 years, and the amortization is included in the reported amount of income from unconsolidated entities.

            As of December 31, 2005, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2006	$932,188
2007	432,720
2008	669,375
2009	491,294
2010	1,344,303
Thereafter	3,611,347

Total principal maturities	7,481,227
Net unamortized debt premiums	(1,868)

Total mortgages and other indebtedness	$7,479,359

            This debt becomes due in installments over various terms extending through 2017 with interest rates ranging from 0.80% to 9.04% and a weighted average rate of 5.77% at December 31, 2005.

	For the Year Ended December 31,
	2005	2004	2003
STATEMENTS OF OPERATIONS
Revenue:
Minimum rent	$1,063,851	$942,877	$777,198
Overage rent	82,951	44,151	28,024
Tenant reimbursements	543,022	480,419	390,370
Other income	126,845	66,121	74,461

Total revenue	1,816,669	1,533,568	1,270,053
Operating Expenses:
Property operating	356,293	294,294	223,246
Depreciation and amortization	327,946	285,463	225,884
Real estate taxes	133,853	125,816	115,367
Repairs and maintenance	83,856	70,436	62,968
Advertising and promotion	37,591	37,481	36,346
Provision for credit losses	9,616	11,373	5,458
Other	120,766	65,730	38,554

Total operating expenses	1,069,921	890,593	707,823

Operating Income	746,748	642,975	562,230
Interest expense	403,734	370,363	330,060

Income Before Minority Interest and Gain on Sale of Asset	343,014	272,612	232,170
Minority interest	—	—	(654)
Gain on sale of asset	1,423	—	—

Income Before Unconsolidated Entities	344,437	272,612	231,516
(Loss) income from unconsolidated entities	(1,892)	(5,129)	8,393

Income from Continuing Operations	342,545	267,483	239,909
Income from consolidated joint venture interests	—	19,378	23,801
(Loss) income from discontinued joint venture interests	(2,784)	13,384	52,885
Gain on disposal or sale of discontinued operations, net	65,599	4,704	—

Net Income	$405,360	$304,949	$316,595

Third-Party Investors' Share of Net Income	$238,265	$193,282	$190,535

Our Share of Net Income	167,095	111,667	126,060
Amortization of Excess Investment	48,597	30,554	26,415
Write-off of Investment Related to Properties Sold	38,666	—	—
Our Share of Net Loss Related to Properties Sold	(1,975)	—	—

Income from Unconsolidated Entities	$81,807	$81,113	$99,645

            On January 11, 2005, Metrocenter, a joint venture regional mall property was sold. We recognized our share of the gain of $11.8, net of the write-off of the related investment and received $62.6 million representing our share of the proceeds from this disposition. On December 22, 2005, The Forum Entertainment Centre, our Canadian property, was sold. We recognized our share of the loss of $13.7 million, net of the write-off of the related investment, from the disposition of this property. The result of these two dispositions is included in the loss on sales of interests in unconsolidated entities and other assets, net in the 2005 consolidated statements of operations and comprehensive income.

International Joint Venture Investments

            The carrying amount of our total combined investment in two joint venture investments, European Retail Enterprises, B.V. ("ERE") and GCI, is $287.4 million as of December 31, 2005, net of the related cumulative translation adjustment. Our investments in ERE and GCI are accounted for using the equity method of accounting. The Operating Partnership has a 49% ownership in GCI and a current 34.7% ownership in ERE.

            On October 20, 2005, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in ERE. On February 13, 2006, pursuant to the terms of our October 20, 2005 transaction with Ivanhoe, we sold a 10.5% interest in ERE to Ivanhoe for €45.2 million, or $53.9 million. We then settled all remaining share purchase commitments from the founders of ERE, including the early settlement of some commitments by purchasing an additional 25.8% interest for €55.1 million, or $65.5 million. The result of these transactions equalized our and Ivanhoe's ownership in ERE to 50% each. We expect to record a gain on this transaction in the first quarter of 2006.

            As of December 31, 2005, the net carrying amount of our 40% investment in the five Japanese Premium Outlet joint ventures net of the related cumulative translation adjustment was $287.7 million.

8.    Indebtedness and Derivative Financial Instruments

            Our mortgages and other indebtedness consist of the following as of December 31:

	2005	2004
Fixed-Rate Debt:
Mortgages and other notes, including $53,669 and $68,746 net premiums, respectively. Weighted average interest and maturity of 6.42% and 5.1 years at December 31, 2005.	$4,145,689	$4,369,655
Unsecured notes, including $38,523 and $61,034 net premiums, respectively. Weighted average interest and maturity of 5.97% and 5.6 years at December 31, 2005.	7,868,523	6,501,034
7% Mandatory Par Put Remarketed Securities, including $4,761 and $4,851 premiums, respectively, due June 2028 and subject to redemption June 2008.	204,763	204,851

Total Fixed-Rate Debt	12,218,975	11,075,540
Variable-Rate Debt:
Mortgages and other notes, at face value, respectively. Weighted average interest and maturity of 5.48% and 2.0 years.	430,612	686,771
Credit Facility (see below)	809,264	425,000
Acquisition Facility (see below)	600,000	1,800,000
Alternative Currency Facilities	—	24,359
Unsecured term loans. Weighted average rates and maturities of 7.26% and 4.3 years at December 31, 2005.	59,075	579,170

Total Variable-Rate Debt	1,898,951	3,515,300
Fair value interest rate swaps	(11,809)	(4,447)

Total Mortgages and Other Indebtedness, Net	$14,106,117	$14,586,393

            General.    At December 31, 2005, we have pledged 84 Properties as collateral to secure related mortgage notes including 8 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 42 Properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each Property within the collateral package. Of our 84 encumbered Properties, indebtedness of 22 of these encumbered Properties and our unsecured notes are subject to various financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and other indebtedness may be prepaid but are generally subject to prepayment of a yield-maintenance premium or defeasance. As of December 31, 2005, we are in compliance with all our debt covenants.

            Mortgages and Other Indebtedness.    The balance of fixed and variable rate mortgage notes was $4.6 billion as of December 31, 2005, including related premiums, and, of this amount $4.3 billion is nonrecourse to us. The fixed-rate mortgages generally require monthly payments of principal and/or interest. The interest rates of variable-rate mortgages are typically based on LIBOR.

            Some of the limited partner Unitholders guarantee a portion of our consolidated debt through foreclosure guarantees. In total, 48 limited partner Unitholders provide guarantees of foreclosure of $344.1 million of our consolidated debt at 12 consolidated Properties. In each case, the loans were made by unrelated third party institutional lenders and the guarantees are for the benefit of each lender. In the event of foreclosure of the mortgaged property, the proceeds from the sale of the property are first applied against the amount of the guarantee and also reduce the amount payable under the guarantee. To the extent the sale proceeds from the disposal of the property do not cover the amount of the guarantee, then the Unitholder is liable to pay the difference between the sale proceeds and the amount of the guarantee so that the entire amount guaranteed to the lender is satisfied. The debt is non-recourse to us and our affiliates.

Unsecured Debt

            We have $1.0 billion of unsecured notes issued by a subsidiary that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain Properties. These unsecured notes have a weighted average interest rate of 7.02% and weighted average maturities of 6.3 years.

            During 2005, we refinanced our unsecured revolving credit facility (the "Credit Facility") twice. On January 11, 2005, we increased the facility from $1.25 billion to $2.0 billion. On December 15, 2005, we refinanced the Credit Facility increasing it to $3.0 billion. The Credit Facility now has a maturity date of January 11, 2010, and can be extended one year at our option. The Credit Facility can also be increased to $3.5 billion within the first two years at our option. The Credit Facility bears interest at LIBOR plus 42.5 basis points with an additional 15 basis point facility fee on the entire facility and provides for variable grid pricing based upon our corporate credit rating. Prior to December 15, 2005, the rate on the Credit Facility was LIBOR plus 55 basis points. In addition, the Credit Facility has a $750 million U.S. dollar equivalent multi-currency tranche for Euro, Yen or Sterling borrowings. The Credit Facility contains financial covenants relating to capitalization value and leverage criteria, minimum EBITDA and unencumbered EBITDA coverage ratio requirements and a minimum equity value.

            On June 7, 2005, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $1.0 billion at a weighted average fixed interest rate of 4.90%. The first tranche is $400.0 million at a fixed interest rate of 4.60% due June 15, 2010, and the second tranche is $600.0 million at a fixed interest rate of 5.10% due June 15, 2015. We received net proceeds of $993.0 million. We used $358.0 million of the net proceeds to reduce borrowings on our Credit Facility, $600.0 million to reduce a $1.8 billion term loan we used to finance part of our acquisition of Chelsea (the "Acquisition Facility"), and the remaining portion was used for general working capital purposes. All of the Rule 144A notes were exchanged in July of 2005 in a transaction registered under the Securities Act of 1933 for notes having the same economic terms and conditions.

            On November 8, 2005, we issued two tranches of senior unsecured notes to institutional investors pursuant to Rule 144A totaling $1.1 billion at a weighted average fixed interest rate of 5.58%. The first tranche is $500.0 million at a fixed interest rate of 5.375% due June 1, 2011, and the second tranche is $600.0 million at a fixed interest rate of 5.75% due December 1, 2015. We received net proceeds of $1.09 billion. We used $475.0 million of the net proceeds to reduce borrowings on our Credit Facility, $600.0 million to reduce the Acquisition Facility and the remaining portion was used for general working capital purposes. All of the Rule 144A notes will be exchanged in 2006 in a transaction registered under the Securities Act of 1933 for notes having the same economic terms and conditions.

            Credit Facility.    Significant activity on the Credit Facility during the twelve-month period ended December 31, 2005 was as follows:

Draw Date	Draw Amount	Use of Credit Facility Proceeds
January 20, 2005	$200,000	•	To repay a $250 million unsecured term loan, which had a rate of LIBOR plus 65 basis points.
March 31, 2005	17,268	•	Repayment of Chelsea's Yen unsecured loan facility, which had a rate of TIBOR plus 125 basis points.
May 16, 2005	110,000	•	Repayment of $110 million unsecured notes, which had a fixed rate of 7.625%.
June 15, 2005	300,000	•	Repayment of $300 million of unsecured notes, which had a fixed rate of 6.75%.
June 24, 2005	100,000	•	Repayment of $100 million Medium Term Notes, which had a fixed rate of 7.125%.
Various dates	155,000	•	Repayment of various series of unsecured notes, which had fixed rates ranging from 6.875% to 8.375%.
August 30, 2005	63,000	•	To repay two secured mortgages for one regional mall, which had fixed rates of 7.13% and 7.77%, respectively.
December 15, 2005	242,475	•	To repay a 200 million Euro-denominated unsecured term loan, which had a rate of EURIBOR plus 60 basis points.

            Other amounts drawn on the Credit Facility were primarily for general working capital purposes. The total aggregate amount of our repayments on the Credit Facility during the twelve month period ended December 31, 2005 was $1.51 billion. During 2005, the maximum amount outstanding under the Credit Facility was $1.15 billion and the weighted average amount outstanding was $813.5 million. The Credit Facility's weighted average interest for the year ended December 31, 2005 was 3.75%.

            Acquisition Facility.    We borrowed the $1.8 billion Acquisition Facility in 2004 to finance the cash portion of our acquisition of Chelsea. Acquisition Facility matures on October 12, 2006 and has one remaining principal payment, due at maturity. The Acquisition Facility bears interest at LIBOR plus 55 basis points with an additional 15 basis point facility fee on all loans outstanding and provides for variable grid pricing based upon our credit rating. There is also a 7.5 basis point lenders' fee from the 13th to the 18th month, increasing to 10 basis points from the 18th month to maturity.

Secured Debt

            Total secured indebtedness was $4.6 billion and $5.1 billion at December 31, 2005 and December 31, 2004, respectively. During the twelve-month period ended December 31, 2005, we repaid $116.7 million in mortgage loans, unencumbering five separate Properties. In addition on June 1, 2005, we repaid a $110 million mortgage related to our disposition of Riverway, which bore interest at LIBOR plus 115 basis points, and had a maturity date of October 1, 2006. On November 17, 2005, we sold Cheltenham Square, which held a $54.9 million mortgage, which bore interest at a fixed rate of 5.89%, and had a maturity date of July 1, 2014. Finally, on December 28, 2005, the deed for Biltmore Square was transferred to the lender in settlement of a $26 million non-recourse mortgage on the property. The mortgage which bore interest at a fixed rate of 7.95%, and had a maturity date of December 11, 2010.

Debt Maturity and Other

            Our scheduled principal repayments on indebtedness as of December 31, 2005 are as follows:

2006	$1,414,042
2007	1,657,409
2008	944,681
2009	1,653,307
2010	1,883,252
Thereafter	6,468,280

Total principal maturities	14,020,971
Net unamortized debt premium and other	85,146

Total mortgages and other indebtedness	$14,106,117

            Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the year ended December 31,
	2005	2004	2003
Cash paid for interest	$822,906	$648,984	$596,274

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

            As of December 31, 2005, we have reflected the fair value of outstanding consolidated derivatives in other liabilities for $11.8 million. In addition, we recorded the benefits from our treasury lock and interest rate hedge agreements in accumulated comprehensive income and the unamortized balance of these agreements is $7.0 million as of December 31, 2005. The net benefits from terminated swap agreements are also recorded in accumulated comprehensive income and the unamortized balance is $5.7 million as of December 31, 2005. As of December 31, 2005, our outstanding LIBOR based derivative contracts consist of:

•
interest rate cap protection agreements with a notional amount of $207.4 million that mature in May 2006.

•
interest rate protection agreements effectively converting variable rate debt to fixed rate debt on $59.1 million of consolidated variable rate debt that matures in January 2006.

•
variable rate swap agreements with a notional amount of $370.0 million that mature in September 2008 and January 2009 and have a weighted average pay rate of 4.64% and a weighted average receive rate of 3.72%.

            Within the next twelve months, we expect to reclassify to earnings approximately $3.3 million of income of the current balance held in accumulated other comprehensive income. The amount of ineffectiveness relating to fair value and cash flow hedges recognized in income during the periods presented was not material.

Fair Value of Financial Instruments

            The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimated the fair values of combined fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. The fair values of financial instruments and our related discount rate assumptions used in the estimation of fair value for our consolidated fixed-rate mortgages and other indebtedness as of December 31 is summarized as follows:

	2005	2004
Fair value of fixed-rate mortgages and other indebtedness	$12,078,531	$11,357,011
Average discount rates assumed in calculation of fair value	6.11%	5.20%

9.    Rentals under Operating Leases

            Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2005 are as follows:

2006	$1,537,710
2007	1,415,158
2008	1,253,067
2009	1,101,068
2010	928,280
Thereafter	2,728,947

$8,964,230

            Approximately 0.8% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10.    Capital Stock

            The Board of Directors ("Board") is authorized to reclassify the excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon Property without further action of the stockholders. The ability of the Board to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Simon Property.

            The holders of common stock of Simon Property are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. At the time of the initial public offering of Simon Property's predecessor in 1993, the charter of the predecessor gave Melvin Simon, Herbert Simon, David Simon and certain of their affiliates (the "Simons") the right to elect four of the thirteen members of the Board, conditioned upon the Simons, or entities they control, maintaining specified levels of equity ownership in Simon Property's predecessor, the Operating Partnership and all of their subsidiaries. In addition, at that time, Melvin Simon & Associates, Inc. ("MSA"), acquired 3,200,000 shares of Class B common stock. MSA placed the Class B common stock into a voting trust under which the Simons were the sole trustees. These voting trustees had the authority to elect the four members of the Board. These same arrangements were incorporated into Simon Property's Charter in 1998 during the combination of its predecessor and Corporate Property Investors, Inc. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with Melvin Simon, Herbert Simon or David Simon. The holder of the Class C common stock is entitled to elect two of the thirteen members of the board. Shares of Class C common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the members of the DeBartolo family or entities controlled by them. The Class B and Class C shares can be converted into shares of common stock at the option of the holders. At the initial offering we reserved 3,200,000 and 4,000 shares of common stock for the possible conversion of the outstanding Class B and Class C shares, respectively.

            On March 1, 2004, Simon Property and the Simons completed a restructuring transaction in which MSA exchanged 3,192,000 Class B common shares for an equal number of shares of common stock in accordance with our Charter. Those shares continue to be owned by MSA and remain subject to a voting trust under which the Simons are the sole voting trustees. MSA exchanged the remaining 8,000 Class B common shares with David Simon for 8,000 shares of common stock and David Simon's agreement to create a new voting trust under which the Simons as voting trustees, hold and vote the remaining 8,000 shares of Class B common stock acquired by David Simon. As a result, these voting trustees have the authority to elect four of the members of the Board contingent on the Simons maintaining specified levels of equity ownership in Simon Property, the Operating Partnership and their subsidiaries.

Common Stock Issuances and Repurchases

            In 2005, sixteen limited partners exchanged 2,205,188 units for 2,205,188 shares of common stock. On March 2, 2005 two limited partners converted 100,817 preferred units to units, and immediately thereafter to 76,293 shares of common stock.

            We issued 206,464 shares of common stock related to employee and director stock options exercised during 2005. We used the net proceeds from the option exercises of approximately $6.2 million to acquire additional units of the Operating Partnership. The Operating Partnership used the net proceeds for general working capital purposes.

            During the first quarter of 2005, we repurchased 2,000,000 shares of common stock in the open market at an average price of $61.88 under a $250 million repurchase program that expired on May 6, 2005.

            On May 11, 2005, the Board authorized a new repurchase program under which we may purchase up to 6,000,000 shares of our common stock subject to a maximum aggregate purchase price of $250 million over the next twelve months as market conditions warrant. We may repurchase the shares in the open market or in privately negotiated transactions. During the third quarter of 2005, we repurchased 815,400 shares at an average price of $71.93 as part of this program. The program has 5,184,600 shares, limited to $191.4 million, remaining for our potential repurchase.

Preferred Stock

            The following table summarizes each of the authorized series of preferred stock of Simon Property as of December 31:

	2005	2004
Series B 6.5% Convertible Preferred Stock, 5,000,000 shares authorized, none issued and outstanding	$—	$—
Series C 7.00% Cumulative Convertible Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series D 8.00% Cumulative Redeemable Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series E 8.00% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, none issued and outstanding	—	—
Series F 8.75% Cumulative Redeemable Preferred Stock, 8,000,000 shares authorized, 8,000,000 issued and outstanding	192,989	192,989
Series G 7.89% Cumulative Step-Up Premium Rate Preferred Stock, 3,000,000 shares authorized, 3,000,000 issued and outstanding	148,256	147,950
Series H Variable Rate Preferred Stock, 4,530,000 shares authorized, none issued and outstanding	—	—
Series I 6% Convertible Perpetual Preferred Stock, 19,000,000 shares authorized, 13,835,174 and 13,638,019 issued and outstanding	691,759	681,901
Series J 8 3/8% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, 796,948 issued and outstanding, including unamortized premium of $7,171 in 2005	47,018	39,847

	$1,080,022	$1,062,687

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

            Series I 6% Convertible Perpetual Preferred Stock.    On October 14, 2004, we issued 13,261,712 shares of this new series of preferred stock in the Chelsea Acquisition. The terms of this new series of preferred stock is substantially identical to those of the respective series of Preferred Units. Subsequent to the initial issuance, three unitholders exchanged 376,307 units of the 6% Convertible Perpetual Preferred Units for an equal number of shares of Series I Preferred Stock. Distributions are to be made quarterly beginning November 30, 2004 at an annual rate of 6% per share. On or after October 14, 2009, we shall have the option to redeem the 6% Convertible Perpetual Preferred Stock, in whole or in part, for shares of common stock only at a liquidation preference of $50.00 per share plus accumulated and unpaid dividends. However, if the redemption date falls between the record date and dividend payment date the redemption price will be equal to only the liquidation preference per share, and will not include any amount of dividends declared and payable on the corresponding dividend payment date. The redemption may occur only if, for 20 trading days within a period of 30 consecutive trading days ending on the trading day before notice of redemption is issued, the closing price per share of common stock exceeds 130% of the applicable conversion price. The 6% Convertible Perpetual Preferred Stock shall be convertible into a number of fully paid and non-assessable common shares upon the occurrence of a conversion triggering event at a conversion rate of 0.7853 of a common share (or a conversion triggering price per share of $79.59 at December 31, 2005). A conversion triggering event includes the following: (a) if the 6% Convertible Perpetual Preferred Share is called for redemption by us; or, (b) if we are a party to a consolidation, merger, binding share exchange, or sale of all or substantially all of our assets; or, (c) if during any fiscal quarter after the fiscal quarter ending December 31, 2004, the closing sale price of the common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 125% of the applicable conversion price. If the closing price condition is not met at the end of any fiscal quarter, then conversions will not be permitted in the following fiscal quarter.

            Series J 8 3/8% Cumulative Redeemable Preferred Stock.    On October 14, 2004, we issued 796,948 shares of Series J 8 3/8% Cumulative Redeemable Preferred Stock in replacement of an existing series of Chelsea preferred stock in the Chelsea Acquisition. On or after October 15, 2027, the Series J Preferred Stock, in whole or in part, may be redeemed at our option at a price, payable in cash, of $50.00 per share plus accumulated and unpaid dividends. The Series J Preferred Stock is not convertible or exchangeable for any other property or securities of Simon Property. The Series J Preferred Stock was issued at a premium of $7,553 as of the date of our acquisition of Chelsea. For our preliminary purchase price allocation, the premium related to this financing component as of December 31, 2004 was included with the other financing related premiums attributable to this business combination.

Limited Partners' Preferred Interests in the Operating Partnership

            The following table summarizes each of the authorized preferred units of the Operating Partnership as of December 31:

	2005	2004
6% Series I Convertible Perpetual Preferred Units, 19,000,000 units authorized, 4,177,028 and 4,377,487 issued and outstanding	$208,852	$218,874
7.75% / 8.00% Cumulative Redeemable Preferred Units, 900,000 shares authorized, 850,698 and 822,588 issued and outstanding	85,070	82,259
7.5% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding	25,537	25,537
7% Cumulative Convertible Preferred Units, 2,700,000 units authorized, 1,410,760 and 1,529,439 issued and outstanding	39,501	42,824
8.00% Cumulative Redeemable Preferred Units, 2,700,000 units authorized, 1,425,573 and 1,444,856 issued and outstanding	42,767	43,346

	$401,727	$412,840

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

            7.5% Cumulative Redeemable Preferred Units.    The Operating Partnership issued 7.5% Cumulative Redeemable Preferred Units (the "7.5% Preferred Units") in connection with the purchase of additional interest in Kravco. The 7.5% Preferred Units accrue cumulative dividends at a rate of $7.50 annually, which is payable quarterly in arrears. The Operating Partnership may redeem the 7.5% Preferred Units on or after November 10, 2013 unless there is the occurrence of certain tax triggering events such as death of the initial unitholder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The 7.5% Preferred Units' redemption price is the liquidation value plus accrued and unpaid distributions, payable either in cash or shares of common stock. In the event of the death of a holder of the 7.5% Preferred Units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the Preferred unitholder may require the

Operating Partnership to redeem the 7.5% Preferred Units payable at the option of the Operating Partnership in either cash or shares of common stock.

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

            Notes Receivable from Former CPI Stockholders.    Notes receivable of $17,787 from former Corporate Property Investors, Inc. ("CPI") stockholders, which result from securities issued under CPI's executive compensation program and were assumed in our merger with CPI, are reflected as a deduction from capital in excess of par value in the consolidated statements of stockholders' equity in the accompanying financial statements. A total of $138 of these notes bear interest at rates ranging from 6.00% to 7.50%. The remainder of the notes do not bear interest and become due at the time the underlying shares are sold.

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

            Pursuant to an amendment to the 1998 Plan approved by the stockholders effective May 7, 2003, Eligible Directors now receive annual grants of restricted stock in lieu of Director Options. Each Eligible Director receives on the first day of the first calendar month following his or her initial election as a director, a grant of 1,000 shares of restricted stock annually. Thereafter, as of the date of each annual meeting of Simon Property's stockholders, Eligible Directors who are re-elected as directors receive a grant of 1,000 shares of restricted stock. In addition, Eligible Directors who serve as chairpersons of the standing committees of the Board receive an additional annual grant in the amount of 500 shares of restricted stock (in the case of the Audit Committee) or 300 shares of restricted stock (in the case of all other standing committees).

            Each award of restricted stock vests in four equal annual installments on January 1 of each year, beginning in the year following the year in which the award occurred. If a director otherwise ceases to serve as a director before vesting, the unvested portion of the award terminates. Any unvested portion of a restricted stock award vests if the director dies or becomes disabled while in office or has served a minimum of five annual terms as a director, but only if the Compensation Committee or full Board determines that such vesting is appropriate. The restricted stock also vests in the event of a "Change in Control".

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

            Restricted Stock.    The 1998 Plan also provides for shares of restricted common stock of Simon Property to be granted to certain employees at no cost to those employees, subject to growth targets and other factors established by the Compensation Committee related to the most recent year's performance (the "Restricted Stock Program"). Restricted Stock Program grants vests annually over a four-year period (25% each year) beginning on January 1 of the year in which the restricted stock award is granted. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to stockholders' equity and subsequently amortized against our earnings over the vesting period. Through December 31, 2005 a total of 3,823,714 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards are summarized in the following table for each of the years presented:

	For the Year Ended December 31,
	2005	2004	2003
Restricted stock shares awarded, net of forfeitures	400,541	365,602	380,835
Weighted average grant price of shares granted	$61.01	$56.86	$33.03
Amortization expense	$14,320	$11,935	$10,355

            The weighted average life of our outstanding options as of December 31, 2005 is 4.3 years. Information relating to Director Options and Employee Options from December 31, 2002 through December 31, 2005 is as follows:

	Director Options		Employee Options
	Options	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2002	178,360	$26.97	2,505,050	$25.46

Granted	—	N/A	—	N/A
Exercised	(86,000)	26.43	(647,617)	23.44
Forfeited	—	N/A	(5,400)	25.54

Shares under option at December 31, 2003	92,360	$27.48	1,852,033	$26.16

Granted and other (1)	—	N/A	263,884	49.79
Exercised	(28,070)	29.13	(364,873)	27.05
Forfeited	—	N/A	(55,018)	24.15

Shares under option at December 31, 2004	64,290	$26.75	1,696,026	$29.71

Granted	—	N/A	18,000	61.48
Exercised	(22,860)	25.25	(183,604)	27.20
Forfeited	(3,930)	25.51	(2,500)	25.54

Shares under option at December 31, 2005	37,500	$27.80	1,527,922	$30.39

(1)
Principally Chelsea options issued to certain employees as part of acquisition consideration.

	Outstanding			Exercisable
Director Options: Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
$0.00 - $22.25	—	N/A	N/A	—	N/A
$22.26 - $33.68	37,500	3.90	$27.80	37,500	$27.80

Total	37,500		$27.80	37,500	$27.80

	Outstanding			Exercisable
Employee Options: Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
$0.00 - $22.35	—	N/A	N/A	—	N/A
$22.36 - $30.38	1,288,673	4.07	$26.16	1,288,673	$26.16
$30.39 - $46.97	59,749	8.10	$46.97	59,749	$46.97
$46.98 - $63.51	179,500	4.79	$55.19	161,500	$54.49

Total	1,527,922		$30.39	1,509,922	$30.01

            We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

Exchange Rights

            Limited partners in the Operating Partnership have the right to exchange all or any portion of their Units for shares of common stock on a one-for-one basis or cash, as selected by the Board. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of Simon Property's common stock at that time. At December 31, 2005, we had reserved 80,001,088 shares of common stock for possible issuance upon the exchange of Units, options, Class B and C common stock and certain convertible preferred stock.

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

            Triple Five of Minnesota, Inc., a Minnesota corporation, v. Melvin Simon, et al. On or about November 9, 1999, Triple Five of Minnesota, Inc. commenced an action in the District Court for the state of Minnesota, Fourth Judicial District, against, among others, Mall of America, certain members of the Simon family and entities allegedly controlled by such individuals, and us. The action was later removed to federal court. On September 10, 2003, the court issued its decision in a Memorandum and Order (the "September Order"). In the September Order, the court found that certain entities and individuals breached their fiduciary duties to Triple Five. The court did not award Triple Five damages but instead awarded Triple Five equitable and other relief and imposed a constructive trust on that portion of the Mall of America owned by us. Specifically, as it relates to us, the court ordered that Triple Five was entitled to purchase from us the one-half partnership interest that we purchased in October 1999, provided Triple Five remits the sum of $81.38 million within nine months of the September Order. On August 6, 2004, Triple Five closed on its purchase of our one-half partnership interest and the court further held that we must disgorge all "net profits" that we received as a result of our ownership interest in the Mall from October 1999 to the that date.

            As a result of the September Order, we initially recorded a $6.0 million charge for our share of the estimated loss in 2003. In the first quarter of 2004, as a result of a May 3, 2004 memorandum issued by the court appointed mediator, which has now been affirmed by the court, we recorded an additional $13.5 million charge for our share of the loss that is included in "(Loss) gain on sales of interests in unconsolidated entities and other assets, net" in the accompanying consolidated statements of operations and comprehensive income. We ceased recording any contribution to net income from the results of operations of Mall of America as of September 1, 2003.

            We appealed the September Order to the United States Court of Appeals for the Eighth Circuit. On April 21, 2005, the Court of Appeals issued its opinion, affirming in part and reversing in part the Order of the trial court. The Appellate Court opinion changes the equitable remedy contained in the September Order and requires that the one-half partnership interest Triple Five acquired from us pursuant to the September Order must instead be offered, for the same price, to Mall of America Associates, a general partnership in which Triple Five and an entity affiliated with the Simon family are 50/50 partners ("MOAA"). If MOAA refuses to purchase the interest, then Triple Five must transfer back to us one-half of the interest it acquired from us in August, 2004. Triple Five, as managing partner of MOAA, has elected to cause MOAA to acquire the one-half partnership interest. In addition, Triple Five asked the Trial Court to grant it additional relief, namely to cause the Simon family partner in MOAA to be disassociated from that partnership and to terminate the existing management contract for the Mall with our subsidiary. The trial court issued an order on December 23, 2005 ("December Order"), denying Triple Five's request for dissociation of the Simon family partner in MOAA, but granting Triple Five's request that they be permitted to terminate the existing management contract for the Mall with our subsidiary. We have appealed that portion of the December Order granting Triple Five the right to terminate the management contract. On January 18, 2006, Triple Five transferred to MOAA the partnership interest it acquired from us in August, 2004, for a purchase price of approximately $23.1 million. The purchase price was financed with a new credit facility secured by distributions payable to MOAA's partner. In connection with the resolution of this matter, the Simon family transferred, under certain circumstances, the right to receive cash flow distributions and capital transaction proceeds attributable to one-half of the interest that MOAA acquired from Triple Five (or 25%), subject to the new credit facility, to the Operating Partnership. The Simon family did not transfer its partnership interest in MOAA to us, and the Simon family retains the right to make all decisions regarding that partnership interest. As a result of the transfer to us of the right to receive cash flow distributions and capital transaction proceeds, we will recognize a gain in the first quarter of 2006 to recognize this beneficial interest, including prior earnings of the partnership since August, 2004. We will also begin to record contributions to net income and FFO representing 25% of the results of operations at Mall of America as a result of this arrangement.

            We are involved in various other legal proceedings that arise in the ordinary course of our business. We believe that such routine litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Lease Commitments

            As of December 31, 2005, a total of 34 of the consolidated Properties are subject to ground leases. The termination dates of these ground leases range from 2006 to 2090. These ground leases generally require us to make payments of a fixed annual rent, or a fixed annual rent plus a participating percentage over a base rate based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense and discontinued operations as follows:

	For the year ended December 31,
	2005	2004	2003
Ground lease expense	$25,584	$20,689	$17,028

            Future minimum lease payments due under such ground leases for each of the next five years ending December 31 and thereafter are as follows:

2006	$16,612
2007	16,749
2008	16,995
2009	16,909
2010	16,694
Thereafter	722,662

$806,621

Insurance

            We maintain commercial general liability, fire, flood, extended coverage and rental loss insurance on our Properties. Rosewood Indemnity, Ltd, a wholly-owned subsidiary of our management company, has agreed to indemnify our general liability carrier for a specific layer of losses. The carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through Rosewood Indemnity, Ltd. also provides initial coverage for property insurance and certain windstorm risks at the Properties located in Florida.

            The events of September 11, 2001 affected our insurance programs. Although insurance rates remain high, since the President signed into law the Terrorism Risk Insurance Act (TRIA) in November of 2002, the price of terrorism insurance has steadily decreased, while the available capacity has been substantially increased. We have purchased terrorism insurance covering all Properties. The program provides limits up to $1 billion per occurrence for Certified (Foreign) acts of terrorism and $500 million per occurrence for Non-Certified (Domestic) acts of terrorism. The coverage is written on an "all risk" policy form that eliminates the policy aggregates associated with our previous terrorism policies. In December of 2005, the President signed into law the Terrorism Risk Insurance Extension Act (TRIEA) of 2005, thereby extending the federal terrorism insurance backstop through 2007. TRIEA narrows terms and conditions afforded by TRIA for 2006 and 2007 by: 1) excluding lines of coverage for commercial automobile, surety, burglary and theft, farm owners' multi-peril and professional liability; 2) raising the certifiable event trigger mechanism from $5 million to $50 million in 2006 and $100 million in 2007; and, 3) increasing the deductibles and co-pays assigned to insurance companies.

Guarantees of Indebtedness

            Joint venture debt is the liability of the joint venture and is typically secured by the joint venture Property, which is non-recourse to us. As of December 31, 2005, we have guaranteed or provided letters of credit and have other guarantee obligations of $12.8 million and $28.7 million, respectively, to support our total $3.2 billion share of joint venture mortgage and other indebtedness in the event the joint venture partnership defaults under the terms of the underlying arrangement. Mortgages which are guaranteed by us are secured by the property of the joint venture partnership and could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

            We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlet centers and community/lifestyle centers rely heavily upon anchor tenants like most retail properties. Four retailers occupied 408 of the approximately 992 anchor stores in the Properties as of December 31, 2005. An affiliate of one of these retailers is a limited partner in the Operating Partnership.

Limited Life Partnerships

            FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of a portion of the Statement has been indefinitely postponed by the FASB. We have certain transactions, arrangements, or financial instruments that have been identified that appear to meet the criteria for liability recognition in accordance with paragraphs 9 and 10 under SFAS 150 due to the indefinite life of certain joint venture arrangements. However, SFAS 150 requires disclosure of the estimated settlement value of these non-controlling interests. As of December 31, 2005 and 2004, the estimated settlement value of these non-controlling interests was approximately $145 million and $100 million, respectively.

12.    Related Party Transactions

            Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc. ("MSA"), a related party, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the year ended December 31,
	2005	2004	2003
Amounts charged to unconsolidated joint ventures	$58,450	$59,500	$59,631
Amounts charged to properties owned by related parties	9,465	9,694	4,850

13.    Recently Issued Accounting Pronouncements

            During 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143, Asset Retirement Obligations" ("FIN 47"). FIN 47 provides clarification of the term "conditional asset retirement obligation" as used in SFAS 143, defined as a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional on a future event that may or may not be within the control of the Company. Under this standard, a company must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN 47 became effective for the Company's year ended December 31, 2005. The adoption of FIN 47 did not have a material adverse effect on the Company's consolidated financial statements. Certain of the Company's real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and the Company has no current plans to remove the asbestos. If these properties were demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, the Company is not able to reasonably estimate the fair value of this asset retirement obligation.

            In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29." This Statement requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (a) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits, or (b) the transactions lack commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement is not anticipated to have a material impact on our financial position or results of operations.

            In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This Statement requires voluntary changes in accounting to be accounted for retrospectively and all prior periods to be restated as if the newly adopted policy had always been used, unless it is impracticable. APB Opinion No. 20 previously required most voluntary changes in accounting to be recognized by including the cumulative effect of the change in accounting in net income in the period of change. This Statement also requires a change in method of depreciation, amortization or depletion for a long-lived asset be accounted for as a change in estimate that is affected by a change in accounting principle. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The provisions of this Statement could have an impact on prior year consolidated financial statements if we have a change in accounting.

            In June 2005, the FASB ratified its consensus in EITF Issue 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (Issue 04-05). The effective date for Issue 04-05 is June 29, 2005 for all new or modified partnerships and January 1, 2006 for all other partnerships for the applicable provisions. The adoption of the provisions of EITF 04-05 did not have a material impact on our financial position or results of operations for new partnerships after June 29, 2005 and is not expected to have a material impact on adoption for our remaining partnerships.

14.    Quarterly Financial Data (Unaudited)

            Quarterly 2005 and 2004 data is summarized in the table below and the amounts have been reclassified from previously disclosed amounts due to the sale of properties in 2005 and 2004. The results of operations of these sold properties were reclassified to discontinued operations:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005
Total revenue	$741,969	$752,082	$783,012	$889,790
Operating income	269,595	288,824	298,837	348,167
Income from Continuing Operations	94,797	102,646	109,324	150,561
Net income available to common stockholders	57,067	154,811	74,358	115,659
Income from Continuing Operations per share — Basic	$0.25	$0.27	$0.30	$0.45
Net income per share — Basic	$0.26	$0.70	$0.34	$0.53
Income from Continuing Operations per share — Diluted	$0.25	$0.27	$0.30	$0.44
Net income per share — Diluted	$0.26	$0.70	$0.34	$0.52
Weighted average shares outstanding	220,386,301	220,227,523	220,558,724	219,861,205
Diluted weighted average shares outstanding	221,281,321	221,110,797	221,491,013	220,784,422
2004
Total revenue	$567,956	$586,832	$608,914	$821,377
Operating income	224,209	236,301	245,227	349,106
Income from Continuing Operations	73,364	102,185	106,716	177,676
Net income available to common stockholders	48,351	70,711	74,141	107,444
Income from Continuing Operations per share — Basic	$0.23	$0.33	$0.36	$0.54
Net income per share — Basic	$0.24	$0.34	$0.36	$0.49
Income from Continuing Operations per share — Diluted	$0.23	$0.33	$0.36	$0.54
Net income per share — Diluted	$0.24	$0.34	$0.36	$0.49
Weighted average shares outstanding	202,249,926	205,552,968	206,057,105	218,009,468
Diluted weighted average shares outstanding	203,214,344	206,361,031	206,897,726	218,896,387

QuickLinks

  Exhibit 13.1
Management's Discussion and Analysis of Financial Condition and Results of Operations Simon Property Group, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations Simon Property Group, Inc. and Subsidiaries
Management's Report On Internal Control Over Financial Reporting
Report Of Independent Registered Public Accounting Firm
Report Of Independent Registered Public Accounting Firm
Simon Property Group, Inc. and Subsidiaries Consolidated Balance Sheets (Dollars in thousands, except share amounts)
Simon Property Group, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)