Form 10-K, Exhibit 13
period 2006-12-31
SIMON PROPERTY GROUP INC /DE/
filed 2007-02-28
CIK 1063761

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13.1

        The following tables set forth selected financial data. The selected financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Amounts represent the combined amounts for Simon Property and SPG Realty Consultants, Inc. ("SPG Realty") for all periods as of or for the year ended December 31, 2002 and Simon Property thereafter. SPG Realty, Simon Property's former "paired share" affiliate, merged into Simon Property on December 31, 2002. Other data we believe is important in understanding trends in Simon Property's business is also included in the tables.

Selected Financial Data

	As of or for the Year Ended December 3l,
	2006	2005	2004(1)	2003(1)	2002(1)
	(in thousands, except per share data)
OPERATING DATA:
Total consolidated revenue	$3,332,154	$3,166,853	$2,585,079	$2,242,399	$2,052,978
Income from continuing operations	563,443	353,407	350,830	334,198	399,484
Net income available to common stockholders	$486,145	$401,895	$300,647	$313,577	$358,387
BASIC EARNINGS PER SHARE:
Income from continuing operations	$2.20	$1.27	$1.49	$1.47	$1.86
Discontinued operations	—	0.55	(0.04)	0.18	0.13

Net income	$2.20	$1.82	$1.45	$1.65	$1.99

Weighted average shares outstanding	221,024	220,259	207,990	189,475	179,910
DILUTED EARNINGS PER SHARE:
Income from continuing operations	$2.19	$1.27	$1.48	$1.47	$1.86
Discontinued operations	—	0.55	(0.04)	0.18	0.13

Net income	$2.19	$1.82	$1.44	$1.65	$1.99

Diluted weighted average shares outstanding	221,927	221,130	208,857	190,299	181,501
Distributions per share (2)	$3.04	$2.80	$2.60	$2.40	$2.18
BALANCE SHEET DATA:
Cash and cash equivalents	$929,360	$337,048	$520,084	$535,623	$397,129
Total assets	22,084,455	21,131,039	22,070,019	15,684,721	14,904,502
Mortgages and other indebtedness	15,394,489	14,106,117	14,586,393	10,266,388	9,546,081
Stockholders' equity	$3,979,642	$4,307,296	$4,642,606	$3,338,627	$3,467,733
OTHER DATA:
Cash flow provided by (used in):
Operating activities	$1,273,367	$1,170,371	$1,080,532	$950,869	$882,990
Investing activities	(601,851)	(52,434)	(2,745,697)	(761,663)	(785,730)
Financing activities	$(79,204)	$(1,300,973)	$1,649,626	$(50,712)	$40,109
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (3)	1.56x	1.40x	1.51x	1.50x	1.63x

Funds from Operations (FFO) (4)	$1,537,223	$1,411,368	$1,181,924	$1,041,105	$936,356

FFO allocable to Simon Property	$1,215,319	$1,110,933	$920,196	$787,467	$691,004

Notes

(1)
On October 14, 2004 Simon Property acquired Chelsea Property Group, Inc. On May 3, 2002, Simon Property and other parties jointly acquired Rodamco North America N.V. In the accompanying financial statements, Note 2 describes the basis of presentation and Note 4 describes acquisitions and disposals.

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

Management's Discussion and Analysis of Financial Condition and Results of Operations

Simon Property Group, Inc. and Subsidiaries

            You should read the following discussion in conjunction with the consolidated financial statements and notes thereto that are included in this Annual Report to Stockholders. Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties include, but are not limited to: our ability to meet debt service requirements, the availability of financing, changes in our credit rating, changes in market rates of interest and foreign exchange rates for foreign currencies, the ability to hedge interest rate risk, risks associated with the acquisition, development and expansion of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, international, national, regional and local economic climates, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, costs of common area maintenance, competitive market forces, risks related to international activities, insurance costs and coverage, impact of terrorist activities, inflation and maintenance of REIT status. We discuss these and other risks and uncertainties under the heading "Risk Factors" in our Annual Report on Form 10-K that could cause our actual results to differ materially from the forward-looking statements that we make. We may update that discussion in subsequent quarterly reports, but otherwise we undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Overview

            Simon Property Group, Inc. ("Simon Property") is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust ("REIT"). To qualify as a REIT, among other things, a company must distribute at least 90 percent of its taxable income to its stockholders annually. Taxes are paid by stockholders on ordinary dividends received and any capital gains distributed. Most states also follow this federal treatment and do not require REITs to pay state income tax. Simon Property Group, L.P. (the "Operating Partnership") is a majority-owned partnership subsidiary of Simon Property that owns all of our real estate properties. In this discussion, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

            We are engaged in the ownership, development, and management of retail real estate properties, primarily regional malls, Premium Outlet® centers and community/lifestyle centers. As of December 31, 2006, we owned or held an interest in 286 income-producing properties in the United States, which consisted of 171 regional malls, 69 community/lifestyle centers, 36 Premium Outlet centers and 10 other shopping centers or outlet centers in 38 states plus Puerto Rico (collectively, the "Properties", and individually, a "Property"). We also own interests in five parcels of land held in the United States for future development (together with the Properties, the "Portfolio"). In the United States, we have five new properties currently under development aggregating approximately 3.5 million square feet which will open during 2007 or early 2008. Internationally, we have ownership interests in 53 European shopping centers (France, Italy, and Poland); five Premium Outlet centers in Japan; and one Premium Outlet center in Mexico. We also have begun construction on a Premium Outlet center in which we will hold a 50% interest located in South Korea and, through a joint venture arrangement, we will have a 32.5% interest in five shopping centers (four of which are under construction) in China.

  Operating Fundamentals

            We generate the majority of revenues from leases with retail tenants including:

  •
  Base minimum rents and cart and kiosk rentals,
  •
  Overage and percentage rents based on tenants' sales volume, and
  •
  Recoveries of a significant portion of our operating expenses, including common area maintenance, real estate taxes, and insurance.

            Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

            We seek growth in our earnings, funds from operations ("FFO"), and cash flows by enhancing the profitability and operation of our properties and investments. We seek to accomplish this growth through the following:

  •
  Focusing on leasing to increase revenues and utilization of economies of scale to reduce operating expenses,
  •
  Expanding and re-tenanting existing franchise locations at competitive market rates,
  •
  Adding mixed-use elements to our Portfolio through our asset intensification initiatives. This may include adding elements such as multifamily, condominiums, hotel and self-storage at selected locations, and
  •
  The acquisition of high quality real estate assets or portfolios of assets,
  •
  Selling non-core assets.

            We also grow by generating supplemental revenues in our existing real estate portfolio, from outlot parcel sales and, due to our size and tenant relationships, from the following:

•
Simon Brand Ventures ("Simon Brand") mall marketing initiatives revenue sources which include: payment systems (including marketing fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events.

•
Simon Business Network ("Simon Business") offers property operating services to our tenants and others resulting from its relationships with vendors.

            We focus on high quality real estate across the retail real estate spectrum. We expand or renovate to enhance existing assets' profitability and market share when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in major metropolitan areas that exhibit strong population and economic growth.

            We routinely review and evaluate acquisition opportunities based on their complement to our Portfolio. Lastly, we are selectively expanding our international presence. Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk.

            To support our overall growth goals, we employ a three-fold capital strategy:

  •
  Provide the capital necessary to fund growth.
  •
  Maintain sufficient flexibility to access capital in many forms, both public and private.
  •
  Manage our overall financial structure in a fashion that preserves our investment grade ratings.

Results Overview

            Diluted earnings per common share increased $0.37 during 2006, or 20.3%, to $2.19 from $1.82 for 2005. The 2006 results include a $34.4 million gain (or $0.12 per diluted share) from the sale of partnership interests in one of our European joint ventures to our new partner, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, an $86.5 million gain related to our receipt of capital transaction proceeds and recognition of $15.6 million in income during 2006 (aggregating $0.36 per diluted share) from contributed beneficial interests, representing the right to receive cash flow, capital distributions, and related profits and losses of Mall of America Associates ("MOAA"), and increases in Portfolio operations. Included in 2005 results is a $125.1 million gain (or $0.45 per diluted share) realized upon the disposition of the Riverway and O'Hare International Center office building properties.

            Our core business fundamentals remained strong during 2006. Regional mall comparable sales per square foot ("psf") strengthened in 2006, increasing 5.8% to $476 psf from $450 psf in 2005, reflecting robust retail sales activity. Our regional mall average base rents increased 2.6% to $35.38 psf from $34.49 psf. In addition, our regional mall leasing spreads were $6.48 psf as of December 31, 2006, compared to $7.40 psf as of December 31, 2005, principally as a result of changes in leasing mix. The operating fundamentals of the Premium Outlet centers and community/lifestyle centers also contributed to the improved 2006 operating results, as seen in the following section entitled Portfolio Data. Finally, regional mall occupancy was 93.2% as of December 31, 2006, as compared to 93.1% as of December 31, 2005. During 2006, we disposed of three consolidated properties that had an aggregate book value of $39.4 million for aggregate sales proceeds of $43.9 million, resulting in a net gain on sale of $4.5 million. We also sold a property accounted for under the equity method of accounting for $8.8 million and recorded a gain of $7.7 million on its disposition.

            We continue to identify additional opportunities in various international markets. We look to continue to focus on our joint venture interests in Europe, Japan, and other market areas abroad. In 2005, we realigned the interests in Simon Ivanhoe S.à.r.l. ("Simon Ivanhoe") with the result that our ownership and our new partner's ownership were increased to 50% each in the first quarter of 2006. In 2006, we increased our presence in Europe with the opening of Gliwice Shopping Center in Poland, a 380,000 square-foot center, and Giugliano in Italy, a 748,000 square foot center. We also opened expansions to a Premium Outlet center in Toki, Japan and a shopping center in Wasquehal, France. We expect international development and redevelopment/expansion activity for 2007 to include:

  •
  Continuing construction by our Italian joint venture, Gallerie Commerciali Italia ("GCI"), of four shopping centers in Napoli, Roma, Nola (Napoli), and Milano with a gross leasable area ("GLA") of nearly 3.0 million square feet;
  •
  Completing and opening of Kobe-Sanda Premium Outlets, a 185,000 square foot Premium Outlet center located in Kobe, Japan, in which we hold a 40% ownership interest;
  •
  Completing and opening of Yeoju Premium Outlets, a 253,000 square foot Premium Outlet center located in South Korea. We hold a 50% ownership interest this property; and
  •
  Continuing construction on four Wal-Mart anchored shopping centers, and commencement of a fifth shopping center, all located in China. We hold a 32.5% ownership interest in these centers.

            Despite a significantly increasing interest rate environment that resulted in an approximate 93 basis point increase in LIBOR (5.32% at December 31, 2006 versus 4.39% at December 31, 2005), our effective overall borrowing rate for the twelve months ended December 31, 2006 decreased five basis points as compared to the twelve months ended December 31, 2005. Our financing activities for the twelve months ended December 31, 2006 are highlighted by the following:

  •
  We repaid $609.1 million in unsecured notes and term loans that bore interest ranging from 6.875% to 7.38%.
  •
  We paid off seven mortgages, unencumbering four properties, totaling $275.8 million that bore interest at fixed rates ranging from 6.76% to 8.25% and a variable rate of LIBOR plus 138 basis points.
  •
  We made the final $600 million payment on the facility we used to fund the cash portion of our 2004 acquisition of Chelsea Property Group, Inc. ("Chelsea").
  •
  On March 31, 2006, Standard & Poor's Rating Services raised our corporate credit rating to 'A-' from 'BBB+' which resulted in a decrease in the interest rate applicable to borrowings on our unsecured revolving $3 billion credit facility (the "Credit Facility") to 37.5 basis points over LIBOR from 42.5 basis points over LIBOR. The revision to our rating also decreased the facility fee on the Credit Facility to 12.5 basis points from 15 basis points.
  •
  We issued two tranches of senior unsecured notes in May totaling $800 million at a weighted average fixed interest rate of 5.93%. We used the net proceeds of $803.9 million, which includes $10.1 million proceeds from terminated forward-starting swap arrangements, to reduce the borrowings on our Credit Facility.
  •
  We issued two tranches of senior unsecured notes in August totaling $1.1 billion at a weighted average fixed interest rate of 5.73%. We used the proceeds of the offering to reduce borrowings on our Credit Facility.
  •
  We issued two tranches of senior unsecured notes in December totaling $1.25 billion at a weighted average fixed interest rate of 5.13%. We used the proceeds of the offering to reduce borrowings on our Credit Facility and reinvested the remaining $577.4 million to be used for general working capital purposes.
  •
  The outstanding balance of our Credit Facility decreased to approximately $305.1 million during the twelve months ended December 31, 2006, principally as a result of the above repayments. The December 31, 2006 outstanding balance consisted of Euro and Yen denominated borrowings only.
  •
  As a result of the acquisition of the remaining 50% interest in Mall of Georgia on November 1, 2006, we now own 100% of the mall, and the property was consolidated as of the acquisition date. This included the consolidation of the $192.0 million fixed rate mortgage on this property.

United States Portfolio Data

            The Portfolio data discussed in this overview includes the following key operating statistics: occupancy; average base rent per square foot; and comparable sales per square foot for our three domestic platforms. We include acquired Properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. We do not include any Properties located outside of the United States. The following table sets forth these key operating statistics for:

  •
  Properties that are consolidated in our consolidated financial statements,
  •
  Properties we account for under the equity method of accounting as joint ventures, and
  •
  the foregoing two categories of Properties on a total Portfolio basis.

	2006	%/basis points Change(1)	2005	%/basis points Change(1)	2004	%/basis point Change(1)
Regional Malls:
Occupancy
Consolidated	93.0%	-30 bps	93.3%	+60 bps	92.7%	+50 bps
Unconsolidated	93.5%	+80 bps	92.7%	+10 bps	92.6%	-10 bps
Total Portfolio	93.2%	+10 bps	93.1%	+40 bps	92.7%	+30 bps
Average Base Rent per Square Foot
Consolidated	$34.79	2.2%	$34.05	3.8%	$32.81	4.9%
Unconsolidated	$36.47	3.3%	$35.30	1.5%	$34.78	3.1%
Total Portfolio	$35.38	2.6%	$34.49	3.0%	$33.50	3.8%
Comparable Sales Per Square Foot
Consolidated	$462	6.2%	$435	5.8%	$411	5.9%
Unconsolidated	$505	5.6%	$478	3.9%	$460	7.8%
Total Portfolio	$476	5.8%	$450	5.4%	$427	6.1%
Premium Outlet Centers:
Occupancy	99.4%	-20 bps	99.6%	+30 bps	99.3%	—
Average Base Rent per Square Foot	$24.23	4.6%	$23.16	6.0%	$21.85	—
Comparable Sales Per Square Foot	$471	6.1%	$444	7.8%	$412	—
Community/Lifestyle Centers:
Occupancy
Consolidated	91.5%	+200 bps	89.5%	-100 bps	90.5%	+340 bps
Unconsolidated	96.5%	+40 bps	96.1%	-140 bps	94.7%	-160 bps
Total Portfolio	93.2%	+160 bps	91.6%	-30 bps	91.9%	+170 bps
Average Base Rent per Square Foot
Consolidated	$11.90	1.7%	$11.70	5.2%	$11.12	1.0%
Unconsolidated	$11.68	8.0%	$10.81	3.1%	$10.49	7.4%
Total Portfolio	$11.82	3.6%	$11.41	4.6%	$10.91	3.0%
Comparable Sales Per Square Foot
Consolidated	$233	2.2%	$228	2.7%	$222	5.5%
Unconsolidated	$202	(1.0%)	$204	2.0%	$200	(2.9%)
Total Portfolio	$222	0.9%	$220	2.3%	$215	2.9%

(1)
Percentages may not recalculate due to rounding.

            Occupancy Levels and Average Base Rent Per Square Foot.    Occupancy and average base rent are based on mall and freestanding Gross Leaseable Area ("GLA") owned by us ("Owned GLA") in the regional malls, all tenants at the Premium Outlet centers, and all tenants at community/lifestyle centers. Our Portfolio has maintained stable occupancy and increased average base rents despite the current economic climate.

            Comparable Sales Per Square Foot.    Comparable sales include total reported retail tenant sales at Owned GLA (for mall and freestanding stores with less than 10,000 square feet) in the regional malls and all reporting tenants at the Premium Outlet centers and community/lifestyle centers. Retail sales at Owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

International Property Data

            The following key operating statistics are provided for our international properties which are accounted for using the equity method of accounting.

	2006	2005	2004
European Shopping Centers
Occupancy	97.1%	98.1%	96.0%
Comparable sales per square foot	€391	€380	€386
Average rent per square foot	€26.29	€25.72	€25.03
International Premium Outlet Centers (1)
Occupancy	100%	100%	100%
Comparable sales per square foot	¥89,238	¥84,791	¥88,925
Average rent per square foot	¥4,646	¥4,512	¥4,358

(1)
Does not include our center in Mexico (Premium Outlets Punta Norte), which opened December 2004.

Critical Accounting Policies

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of all of our significant accounting policies, see Note 3 of the Notes to Consolidated Financial Statements.

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
  •
  We review Properties for impairment on a case-by-case basis whenever events or changes in circumstances indicate that our carrying value may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and sales per square foot. Changes in our estimates of the future undiscounted cash flows as well as the holding period for each Property could affect our conclusion on whether an impairment charge is necessary. We recognize an impairment of investment property when we estimate that the undiscounted cash flows are less than the carrying value of the Property. To the extent an impairment has occurred, we charge to income the excess of the carrying value of the Property over its estimated fair value. We may decide to sell Properties that are held for use and the sales prices of these Properties may differ from their carrying values.

  •
  To maintain our status as a REIT, we must distribute at least 90% of our taxable income in any given year and meet certain asset and income tests. The American Jobs Creation Act of 2004 builds in some flexibility to the REIT tax rules and imposes at most, monetary penalties in lieu of REIT disqualification, for the failure to meet certain REIT rules. These REIT savings provisions apply to issues discovered by the REIT after October 22, 2004. We monitor our business and transactions that may potentially impact our REIT status. In the unlikely event that we fail to maintain our REIT status, and we are not able to avail ourselves of the REIT savings provisions, then we would be required to pay federal income taxes at regular corporate income tax rates during the period we did not qualify as a REIT. If we lost our REIT status, we could not elect to be taxed as a REIT for four years unless our failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded during those periods.
  •
  We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.
  •
  A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Properties." The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy and cease capitalization of costs upon opening.

Results of Operations

            In addition to the activity discussed in the Results Overview, the following acquisitions, Property openings, and other activity affected our consolidated results from continuing operations in the comparative periods:

  •
  On November 2, 2006, we opened Rio Grande Valley Premium Outlets, a 404,000 square foot upscale outlet center in Mercedes, Texas, 20 miles east of McAllen, Texas, and 10 miles from the Mexico border.
  •
  On November 2, 2006, we received capital transaction proceeds of $102.2 million related to beneficial interests in a mall contributed to us in 2006 by the Simon family members who were partners in the underlying mall partnership. This transaction terminated our beneficial interests and resulted in the recognition of a $86.5 million gain.
  •
  On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia from our partner for $252.6 million, including the assumption of our $96.0 million share of debt.
  •
  On August 4, 2006, we opened Round Rock Premium Outlets, a 432,000 square foot Premium Outlet center located 20 minutes North of Austin, Texas in Round Rock, Texas.
  •
  In November 2005, we opened Rockaway Plaza, a 450,000 square foot community center located in Rockaway, New Jersey, adjacent to our Rockaway Townsquare.
  •
  On October 7, 2005, we opened Firewheel Town Center, a 785,000 square foot open-air regional mall located 15 miles northeast of downtown Dallas in Garland, Texas.

  •
  On July 15, 2005, we opened Wolf Ranch, a 600,000 square foot open-air community center located in Georgetown, Texas.
  •
  On May 6, 2005, we opened the 400,000 square foot Seattle Premium Outlets.
  •
  On March 15, 2005, we and our joint venture partner completed the construction of, obtained permanent financing for, and opened St. Johns Town Center (St. Johns), a 1.5 million square foot open-air retail project in Jacksonville, Florida. Prior to the project's completion, we consolidated St. Johns as we were responsible for 85% of the development costs and were deemed to be the Property's primary beneficiary. At opening and permanent financing, the ownership percentages were each adjusted to 50%, and we began to account for St. Johns using the equity method of accounting.
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
  •
  On February 5, 2004 we purchased a 95% interest in Gateway Shopping Center in Austin, Texas for approximately $107.0 million.

            In addition to the activity discussed above and in the Results Overview, the following acquisitions, dispositions, and Property openings affected our income from unconsolidated entities in the comparative periods:

  •
  On November 10, 2006 we opened Coconut Point, in Bonita Springs, Florida, a 1.2 million square foot, open-air shopping center complex with village, lakefront and community center areas.
  •
  On October 26, 2006, we opened the 200,000 square foot expansion of a shopping center in Wasquehal, France.
  •
  On October 14, 2006 we opened a 53,000 square foot expansion of Toki Premium Outlets.
  •
  On September 28, 2006, our Simon Ivanhoe joint venture opened Gliwice Shopping Center, a 380,000 square foot shopping center in Gliwice, Poland.
  •
  On May 31, 2006, GCI opened Giugliano, an 800,000 square foot center anchored by a hypermarket, in Italy.
  •
  On November 18, 2005, we purchased a 37.99% interest in Springfield Mall in Springfield, Pennsylvania for approximately $39.3 million, including the issuance of our share of debt of $29.1 million.
  •
  On November 21, 2005, we purchased a 50% interest in Coddingtown Mall in Santa Rosa, California for approximately $37.1 million, including the assumption of our share of debt of $10.5 million.
  •
  In March 2005, we opened Toki Premium Outlets in Japan.
  •
  On January 11, 2005, Metrocenter, a regional mall located in Phoenix, Arizona, was sold. We held a 50% interest in Metrocenter.
  •
  On October 14, 2004, we opened Clay Terrace, a 500,000 square foot lifestyle center located in Carmel, Indiana.

  •
  On May 10, 2004, we and our then joint venture partner (Chelsea) completed the construction and opened Chicago Premium Outlets.
  •
  On April 7, 2004, we sold the joint venture interest in a hotel property held by our management company.
  •
  On August 6, 2004, we completed the court ordered sale of our joint venture interest in Mall of America, in Minneapolis, Minnesota.

            For the purposes of the following comparisons between the years ended December 31, 2006 and 2005 and the years ended December 31, 2005 and 2004, the above transactions are referred to as the Property Transactions. In the following discussions of our results of operations, "comparable" refers to Properties open and operating throughout both the current and prior year.

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

            We sold the following properties in 2006 on the indicated date. Due to the limited significance of these properties on our financial statements, we did not report these properties as discontinued operations.

Property	Date of Disposition
Wabash Village	July 27, 2006
Trolley Square	August 3, 2006
Northland Plaza	December 22, 2006

Year Ended December 31, 2006 vs. Year Ended December 31, 2005

            Minimum rents, excluding rents from our consolidated Simon Brand and Simon Business initiatives, increased $75.7 million during the period, of which the Property Transactions accounted for $21.2 million of the increase. Total amortization of the fair market value of in-place leases increased minimum rents by $5.3 million. Comparable rents, excluding rents from Simon Brand and Simon Business, increased $54.5 million, or 2.9%. This was primarily due to leasing space at higher rents, resulting in an increase in base rents of $51.9 million. In addition, rents from carts, kiosks, and other temporary tenants increased comparable rents by $4.3 million in 2006.

            Overage rents increased $10.2 million or 12.0%, reflecting the increases in tenants' rents, particularly in the Premium Outlet centers.

            Tenant reimbursements, excluding Simon Business initiatives, increased $46.9 million. The Property Transactions accounted for $11.8 million. The remainder of the increase of $35.1 million, or 4.0%, was in comparable Properties and was due to inflationary increases in property operating costs.

            Management fees and other revenues increased $4.5 million primarily due to increased leasing and development fees generated through our support activities provided to new joint venture Properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Simon Property Group, Inc. and Subsidiaries

            Total other income, excluding consolidated Simon Brand and Simon Business initiatives, increased $22.8 million. The aggregate increase in other income included the following significant activity:

  •
  $11.9 million increase in our land sales activity on consolidated Properties;
  •
  $6.4 million increase in interest income as a result of increasing investment rates;
  •
  $3.7 million increase related to a gain on sale of a holding in a technology venture by Chelsea; and
  •
  a $0.8 million increase in other net activity of the comparable Properties.

            Consolidated revenues from Simon Brand and Simon Business initiatives increased $5.1 million to $162.2 million from $157.1 million. The increase in revenues is primarily due to increased event and sponsorship income, offset by decreased revenue as a result of structural changes to the gift card program.

            Simon Brand and Simon Business expenses decreased $11.4 million that primarily resulted from decreased operating expenses of the co-branded gift card program, which are included in total property operating expenses.

            Property operating expenses increased $19.6 million, $18.4 million of which was on comparable properties (representing an increase of 4.4%) and was principally as a result of inflationary increases.

            Home office and regional costs increased $12.0 million due to increased personnel costs, which is primarily due to the effect of the increase in our stock price on our stock-based compensation program.

            Other expenses increased $6.6 million primarily due to increases in ground rent expenses of $3.9 million and increased professional fees.

            Interest expense increased $22.8 million due to the impact of increased debt, primarily as a result of the issuances of unsecured notes in May, August, and December of 2006, and the annualized effect of our unsecured notes issued in June and November of 2005.

            Income from unconsolidated entities and beneficial interests increased $29.0 million primarily due to favorable results of operations at the joint venture properties, plus the increase in ownership of Simon Ivanhoe and the recording of income from our beneficial interest in MOAA of $15.6 million.

            We recorded a $132.8 million net gain on the sales of assets and interests in unconsolidated entities in 2006 that included a gain related to the sale of a beneficial interest of $86.5 million, a $34.4 million gain on the sale of 10.5% interest in Simon Ivanhoe, and the net gain on the sale of four non-core properties, including one joint venture property, of $12.2 million.

            The increase in the Limited Partner interest of $52.8 million is primarily due to the increases in our income from continuing operations.

            Discontinued operations for 2005 included the net operating results of properties sold, including the sale of underlying ground adjacent to the Riverway and O'Hare International Center properties. There were no discontinued operations in 2006.

            In 2005, the gain on sale of discontinued operations of $115.8 million, net of the limited partners' interest, principally represents the net gain upon disposition of seven non-core Properties consisting of four regional malls, two office buildings, and one community/lifestyle center.

            Preferred dividends increased due to the net impact of the redemption of the Series F Preferred Stock, which resulted in a $7.0 million charge to net income related to the redemption.

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

            We recorded a $0.8 million net loss on the sales of interests in unconsolidated entities in 2005 that included our share of the loss on the sale of Forum Entertainment Center of $13.7 million, offset by our share of the gain on the sale of Metrocenter of $11.8 million and a $1.3 million net gain on the sale of a property management entity acquired as part of a 2002 acquisition.

            In 2005, the gain on sale of discontinued operations of $115.8 million, net of the limited partners' interest principally represents the net gain upon disposition of seven non-core Properties consisting of four regional malls, two office buildings, and one community/lifestyle center.

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

Liquidity and Capital Resources

            Because we generate revenues primarily from long-term leases, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be at or below 15-25% of total outstanding indebtedness by setting interest rates for each financing or refinancing based on current market conditions. Because of attractive fixed-rate debt opportunities in the past three years, floating rate debt currently comprises approximately 6% of our total consolidated debt. We also enter into interest rate protection agreements as appropriate to assist in managing our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $1.5 billion during 2006. In addition, our Credit Facility provides an alternative source of liquidity as our cash needs vary from time to time.

            Our balance of cash and cash equivalents increased $592.3 million during 2006 to $929.4 million as of December 31, 2006, principally as a result of excess proceeds resulting from the issuance of additional unsecured notes in December of 2006. The December 31, 2006 and 2005 balances include $27.2 million and $42.3 million, respectively, related to our co-branded gift card programs, which we do not consider available for general working capital purposes.

            On December 31, 2006, our Credit Facility had available borrowing capacity of approximately $2.7 billion, net of outstanding borrowings of $305.1 million and letters of credit of $20.0 million. During 2006, the maximum amount outstanding under our Credit Facility was $2.0 billion and the weighted average amount outstanding was $1.1 billion. The weighted average interest rate was 4.80% for the year ended December 31, 2006.

            On March 31, 2006, Standard & Poor's Rating Services raised its corporate credit rating for us to 'A-' from 'BBB+' which resulted in a decrease in the interest rate applicable to borrowings on our unsecured revolving $3 billion credit facility (the "Credit Facility") to 37.5 basis points over LIBOR from 42.5 basis points over LIBOR. The revision to our rating also decreased the facility fee on our Credit Facility to 12.5 basis points from 15 basis points. On November 1, Moody's Investors Service raised our senior unsecured debt rating to A3.

            We and the Operating Partnership also have access to public equity and long term unsecured debt markets and access to private equity from institutional investors at the Property level.

  Acquisition of The Mills Corporation

            On February 16, 2007, SPG-FCM Ventures, LLC ("SPG-FCM") a newly formed joint venture owned 50% by an entity owned by Simon Property and 50% by funds managed by Farallon Capital Management, L.L.C. ("Farallon") entered into a definitive merger agreement with The Mills Corporation ("Mills") pursuant to which SPG-FCM will acquire Mills for $25.25 per common share in cash. The total value of the transaction is approximately $1.64 billion for all of the outstanding common stock of Mills and common units of The Mills Limited Partnership ("Mills LP") not owned by Mills, and approximately $7.3 billion, including assumed debt and preferred stock.

            The acquisition will be completed through a cash tender offer at $25.25 per share for all outstanding shares of Mills common stock, which is expected to conclude in late March or early April 2007. If successful, the tender offer will be followed by a merger in which all shares not acquired in the offer will be converted into the right to receive the offer price. Completion of the tender offer is subject to the receipt of valid tenders of sufficient shares to result in ownership of a majority of Mills' fully diluted common shares and the satisfaction of other customary conditions. As part of the merger following the successful completion of the tender offer, Mills LP common unitholders will receive $25.25 per unit in cash, subject to certain qualified unitholders having the option to exchange their units for limited partnership units of the Operating Partnership based upon a fixed exchange ratio of 0.211 Operating Partnership units for each unit of Mills LP.

            In connection with the proposed transaction, we made a loan to Mills on February 16, 2007 to permit it to repay a loan facility provided by a previous bidder for Mills. The $1.188 billion loan to Mills carries a rate of LIBOR plus 270 basis points. The loan facility also permits Mills to borrow an additional $365 million on a revolving basis for working capital requirements and general corporate purposes. Simon Property or an affiliate of Mills will serve as the manager for all or a portion of the 38 properties that SPG-FCM will acquire an interest in following the completion of the tender offer.

            We will be required to provide at least 50% of the funds necessary to complete the tender offer and any additional amounts required to complete the acquisition of Mills. We have and intend to obtain all funds necessary to fulfill our equity requirement for SPG-FCM, as well as any funds that we have or will provide in the form of loans to Mills, from available cash and our Credit Facility.

  Cash Flows

            Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $1.5 billion during 2006. We also received proceeds of $209.0 million from the sale of partnership interests and the sales of assets during 2006. In addition, we received net proceeds from all of our debt financing and repayment activities in 2006 of $1.1 billion. These activities are further discussed below in "Financing and Debt". We also:

  •
  repurchased preferred stock and limited partner units amounting to $409.7 million,
  •
  paid stockholder dividends and unitholder distributions totaling $849.5 million,
  •
  paid preferred stock dividends and preferred unit distributions totaling $104.7 million,
  •
  funded consolidated capital expenditures of $767.7 million. These capital expenditures include development costs of $317.2 million, renovation and expansion costs of $306.6 million, and tenant costs and other operational capital expenditures of $143.9 million, and
  •
  funded investments in unconsolidated entities of $157.3 million.

            In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders necessary to maintain our REIT qualification for 2007 and on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

  •
  excess cash generated from operating performance and working capital reserves,
  •
  borrowings on our Credit Facility,
  •
  additional secured or unsecured debt financing, or
  •
  additional equity raised in the public or private markets.

  Financing and Debt

  Unsecured Debt

            We have $1.0 billion of unsecured notes issued by a subsidiary that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain Properties. These unsecured notes have a weighted average interest rate of 7.02% and weighted average maturities of 5.3 years.

            On May 15, 2006, we sold two tranches of senior unsecured notes totaling $800 million at a weighted average fixed interest rate of 5.93%. The first tranche is $400.0 million at a fixed interest rate of 5.75% due May 1, 2012 and the second tranche is $400.0 million at a fixed interest rate of 6.10% due May 1, 2016. We used the proceeds of the offering and the termination of forward-starting interest rate swap arrangements to reduce borrowings on our Credit Facility.

            On August 29, 2006, we sold two tranches of senior unsecured notes totaling $1.1 billion at a weighted average fixed interest rate of 5.73%. The first tranche is $600.0 million at a fixed interest rate of 5.60% due September 1, 2011 and the second tranche is $500.0 million at a fixed interest rate of 5.875% due March 1, 2017. We used proceeds from the offering to reduce borrowings on our Credit Facility.

            On December 12, 2006, we sold two tranches of senior unsecured notes totaling $1.25 billion at a weighted average fixed interest rate of 5.13%. The first tranche is $600.0 million at a fixed interest rate of 5.00% due March 1, 2012 and the second tranche is $650.0 million at a fixed interest rate of 5.25% due December 1, 2016. We used proceeds from the offering to reduce borrowings on our Credit Facility and reinvested the remainder of the proceeds of approximately $577.4 million to be used for general working capital purposes.

            Credit Facility.    Other significant draws on our Credit Facility during the twelve-month period ended December 31, 2006 were as follows:

Draw Date	Draw Amount	Use of Credit Line Proceeds
01/03/06	$59,075	Repayment of a Term Loan (CPG Partners, L.P.), which had a rate of 7.26%.
01/06/06	140,000	Repayment of a mortgage, which had a rate of LIBOR plus 137.5 basis points.
01/20/06	300,000	Repayment of unsecured notes, which had a fixed rate of 7.375%.
03/27/06	600,000	Early repayment of the $1.8 billion facility we used to finance our acquisition of Chelsea in 2004.
04/03/06	58,000	Repayment of two secured mortgages which each bore interest at 8.25%.
11/01/06	200,000	Repayment of the preferred stock issued to fund the redemption of our Series F Preferred Stock.
11/15/06	250,000	Repayment of unsecured notes, which had a fixed rate of 6.875%.

            Other amounts drawn on our Credit Facility during the period were primarily for general working capital purposes. We repaid a total of $2.8 billion on our Credit Facility during the year ended December 31, 2006. The total outstanding balance on our Credit Facility as of December 31, 2006 was $305.1 million, and the maximum amount outstanding during the year was approximately $2.0 billion. During the year ended December 31, 2006, the weighted average outstanding balance on our Credit Facility was approximately $1.1 billion.

            Acquisition Facility.    We borrowed $1.8 billion in 2004 to finance the cash portion of our acquisition of Chelsea. As disclosed above, this facility has been fully repaid.

  Secured Debt

            Total secured indebtedness was $4.4 billion and $4.6 billion at December 31, 2006 and 2005, respectively. During the twelve-month period ended December 31, 2006, we repaid $275.8 million in mortgage loans, unencumbering four properties.

            As a result of the acquisition of the November 1, 2006 purchase of the remaining 50% interest in Mall of Georgia from our partner, we now own 100% of this Property, and consolidated it as of the acquisition date. This included the consolidation of its $192.0 million 7.09% fixed-rate mortgage.

  Summary of Financing

            Our consolidated debt, adjusted to reflect outstanding derivative instruments and the effective weighted average interest rates for the years then ended consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2006	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2005	Effective Weighted Average Interest Rate
Fixed Rate	$14,548,226	6.02%	$11,908,050	6.22%
Variable Rate	846,263	5.01%	2,198,067	4.95%

	$15,394,489	5.97%	$14,106,117	6.02%

            As of December 31, 2006, we had interest rate cap protection agreements on $95.7 million of consolidated variable rate debt. We also hold $370.0 million of notional amount variable rate swap agreements that have a weighted average variable pay rate of 5.36% and a weighted average fixed receive rate of 3.72%. As of December 31, 2006 and December 31, 2005, these agreements effectively converted $370.0 million and $310.9 million of fixed rate debt to variable rate debt, respectively.

            Contractual Obligations and Off-balance Sheet Arrangements:    The following table summarizes the material aspects of our future obligations as of December 31, 2006 (dollars in thousands):

	2007	2008 to 2009	2010 to 2012	After 2012	Total
Long Term Debt
Consolidated (1)	$1,683,966	$2,463,153	$6,117,971	$5,075,066	$15,340,156

Pro Rata Share Of Long Term Debt:
Consolidated (2)	$1,644,109	$2,449,549	$6,067,580	$4,989,902	$15,151,140
Joint Ventures (2)	208,137	500,399	1,496,570	1,267,911	3,473,017

Total Pro Rata Share Of Long Term Debt	1,852,246	2,949,948	7,564,150	6,257,813	18,624,157
Consolidated Capital Expenditure Commitments (3)	718,187	161,448	—	—	879,635
Joint Venture Capital Expenditure Commitments (3)	160,649	29,277	—	—	189,926
Consolidated Ground Lease Commitments (4)	16,790	33,999	50,309	688,868	789,966

Total	$2,747,872	$3,174,672	$7,614,459	$6,946,681	$20,483,684

(1)
Represents principal maturities only and therefore, excludes net premiums and discounts and fair value swaps of $54,333.

(2)
Represents our pro rata share of principal maturities and excludes net premiums and discounts.

(3)
Represents our pro rata share of capital expenditure commitments.

(4)
Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options.

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

            Our off-balance sheet arrangements consist primarily of our investments in real estate joint ventures which are common in the real estate industry and are described in Note 7 of the notes to the accompanying financial statements. Joint venture debt is the liability of the joint venture, is typically secured by the joint venture Property, and is non-recourse to us. As of December 31, 2006, we have loan guarantees and other guarantee obligations to support $43.6 million and $19.0 million, respectively, to support our total $3.5 billion share of joint venture mortgage and other indebtedness presented in the table above.

  Preferred Stock Activity

            During 2006, six unitholders exchanged 230,486 units of the 6% Convertible Perpetual Preferred Units for an equal number of shares of Series I Preferred Stock, and we redeemed 11,377 units of Series I Preferred Units for cash. We issued a total of 222,933 shares of common stock to holders of Series I Preferred Stock who exercised their conversion rights. We had 42 unitholders convert 1,149,077 units of the 7% Cumulative Convertible Preferred Units into 869,574 units of the Operating Partnership. On October 4, 2006, we redeemed all 8,000,000 shares of the 8 3/4% Series F Cumulative Redeemable Preferred Stock, through the use of proceeds derived from the issuance of a new series of preferred stock (Series K) issued in a private transaction which was also repurchased prior to year end. As a result of this transaction we recorded a $7.0 million charge to net income.

  Acquisitions and Dispositions

            Buy/sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. Our partners in our joint venture properties may initiate these provisions at any time and if we determine it is in our stockholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchases of the interests without hindering our cash flows or liquidity, then we may elect to buy. Should we decide to sell any of our joint venture interests, we would expect to use the net proceeds from any such sale to reduce outstanding indebtedness or to reinvest in development, redevelopment, or expansion opportunities.

            Acquisitions.    The acquisition of high quality individual properties or portfolios of properties remain an integral component of our growth strategies.

            On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall Property, from our partner for $252.6 million, including the assumption of our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the property was consolidated as of the acquisition date.

            Dispositions.    We continue to pursue the sale of Properties that no longer meet our strategic criteria. In 2006, we disposed of three consolidated properties and one property in which we held a 50% interest and accounted for under the equity method. We received net proceeds of $52.7 million and recorded our share of a gain on the disposals totaling $12.2 million. We do not believe the sale of these properties will have a material impact on our future results of operations or cash flows. We believe the disposition of these properties will enhance the average overall quality of our Portfolio. In addition, we also received capital transaction proceeds related to a beneficial interest that we held during 2006 in a mall partnership, which resulted in an $86.5 million gain, terminating our beneficial interests in this entity.

  Development Activity

            New U.S. Developments.    The following describes certain of our new development projects, the estimated total cost, and our share of the estimated total cost and our share of the construction in progress balance as of December 31, 2006 (dollars in millions):

Property	Location	Gross Leasable Area	Estimated Total Cost(a)	Our Share of Estimated Total Cost	Our Share of Construction in Progress	Estimated Opening Date
Under Construction:
Domain, The	Austin, TX	700,000	195	195	140	1st Quarter 2007
Hamilton Town Center	Noblesville, IN	950,000	118	59	7	1st Quarter 2008
Palms Crossing	McAllen, TX	385,000	65	65	22	4th Quarter 2007
Philadelphia Premium Outlets	Limerick, PA	430,000	114	114	34	4th Quarter 2007
Pier Park	Panama City Beach, FL	920,000	127	127	43	1st Quarter 2008
Village at SouthPark, The	Charlotte, NC	81,000	26	26	15	1st Quarter 2007

(a)
Represents the project costs net of land sales, tenant reimbursements for construction, and other items (where applicable).

            We expect to fund these projects with available cash flow from operations, borrowings from our Credit Facility, or project specific construction loans. We expect our share of total 2007 new development costs for these and our other planned new development projects to be approximately $600 million.

            Strategic Expansions and Renovations.    In addition to new development, we also incur costs related to construction for significant renovation and/or expansion projects at our properties. Included in these projects are the renovation and addition of Crate & Barrel and Nordstrom at Burlington Mall, expansions and life-style additions at Lehigh Valley Mall, Smith Haven Mall and Town Center at Boca Raton, a Neiman Marcus expansion at Lenox Square, addition of Phase II expansions at Las Vegas Premium Outlets, Orlando Premium Outlets, and St. Johns Town Center, and the acquisition and renovation of several anchor stores previously operated by Federated.

            We expect to fund these capital projects with available cash flow from operations or borrowings from our Credit Facility. We expect to invest a total of approximately $675 million (our share) on expansion and renovation activities in 2007.

  Capital Expenditures on Consolidated Properties.

            The following table summarizes total capital expenditures on consolidated Properties on a cash basis:

	2006	2005	2004
New Developments	$317	$341	$215
Renovations and Expansions	307	252	244
Tenant Allowances	52	69	73
Operational Capital Expenditures	92	64	17

Total	$768	$726	$549

            International.    We typically reinvest net cash flow from our international investments to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded our European investments with Euro-denominated borrowings that act as a natural hedge against local currency fluctuations. This has also been the case with our Premium Outlet joint ventures in Japan and Mexico where we use Yen and Peso denominated financing. We expect our share of international development for 2007 to approximate $200 million.

            Currently, our net income exposure to changes in the volatility of the Euro, Yen, Peso and other foreign currencies is not material. In addition, since cash flows from operations are currently being reinvested in other development projects, we do not expect to repatriate foreign denominated earnings in the near term.

            The carrying amount of our total combined investment in Simon Ivanhoe and Gallerie Commerciali Italia ("GCI"), as of December 31, 2006, net of the related cumulative translation adjustment, was $338.1 million. Our investments in Simon Ivanhoe and GCI are accounted for using the equity method of accounting. Currently four European developments are under construction which will add approximately 3 million square feet of GLA for a total net cost of approximately €571 million, of which our share is approximately €151 million, or $199 million based on current Euro:USD exchange rates.

            On October 20, 2005, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in Simon Ivanhoe. On February 13, 2006, we sold a 10.5% interest in this joint venture to Ivanhoe for €45.2 million, or $53.9 million and recorded a gain on the disposition of $34.4 million. This gain is reported in "gain on sales of interests in unconsolidated entities" in the consolidated statements of operations. We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest for €55.1 million, or $65.5 million. The result of these transactions equalized our and Ivanhoe's ownership in Simon Ivanhoe to 50% each.

            As of December 31, 2006, the carrying amount of our 40% joint venture investment in the five Japanese Premium Outlet centers net of the related cumulative translation adjustment was $281.2 million. Currently, Kobe-Sanda Premium Outlets, a 185,000 square foot Premium Outlet Center, is under construction in Kobe, Japan. The project's total projected net cost is JPY 5.9 billion, of which our share is approximately JPY 2.4 billion, or $19.8 million based on current Yen:USD exchange rates.

            In addition to the developments in Europe and Japan, construction has begun on Yeoju Premium Outlets, a 253,000 square foot center near Seoul, South Korea. The project's total projected net cost is KRW 78.7 billion, of which our share is approximately KRW 39.1 billion, or approximately $42.6 million based on current KRW:USD exchange rates.

            During 2006, we finalized the formation of joint venture arrangements to develop and operate shopping centers in China. The shopping centers will be anchored by Wal-Mart stores and will be through a 32.5% ownership in a joint venture entity, Great Mall Investments, Ltd. ("GMI"). We are planning on initially developing five centers in China, four of which are under construction as of December 31, 2006. Our total equity commitment for these centers approximates $60 million and as of December 31, 2006, our combined investment in GMI is approximately $15.9 million.

Distributions and Stock Repurchase Program

            On February 2, 2007, our Board of Directors ("Board") approved an increase in the annual distribution rate by 10.5% to $3.36 per share. Dividends during 2006 aggregated $3.04 per share and dividends during 2005 aggregated $2.80 per share. We are required to pay a minimum level of dividends to maintain our status as a REIT. Our dividends and limited partner distributions typically exceed our net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Future dividends and the distributions of the Operating Partnership will be determined by the Board based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

            On May 11, 2006, the Board authorized the repurchase of up to 6,000,000 shares of our common stock subject to a maximum aggregate purchase price of $250 million over the next twelve months as market conditions warrant. We may repurchase the shares in the open market or in privately negotiated transactions. There have been no purchases under this program since May, 2006.

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

            As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is consolidated net income computed in accordance with GAAP:

•
excluding real estate related depreciation and amortization,

•
excluding gains and losses from extraordinary items and cumulative effects of accounting changes,

•
excluding gains and losses from the sales of real estate,

•
plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and

•
all determined on a consistent basis in accordance with GAAP.

            We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting change or resulting from the sale or disposal of depreciable real estate. However, you should understand that our computation of FFO might not be comparable to FFO reported by other REITs and that FFO:

•
does not represent cash flow from operations as defined by GAAP,

•
should not be considered as an alternative to net income determined in accordance with GAAP as a measure of operating performance, and

•
is not an alternative to cash flows as a measure of liquidity.

            The following schedule sets forth total FFO before allocation to the limited partners of the Operating Partnership and FFO allocable to Simon Property. This schedule also reconciles consolidated net income, which we believe is the most directly comparable GAAP financial measure, to FFO for the periods presented.

	For the Year Ended December 31,
	2006	2005	2004
	(in thousands)
Funds from Operations	$1,537,223	$1,411,368	$1,181,924

Increase in FFO from prior period	8.9%	19.4%	13.5%

Net Income	$563,840	$475,749	$342,993
Adjustments to Net Income to Arrive at FFO:
Limited partners' interest in the Operating Partnership and preferred distributions of the Operating Partnership	155,640	103,921	109,111
Limited partners' interest in Discontinued Operations	87	1,744	(2,188)
Depreciation and amortization from consolidated properties, beneficial interests and discontinued operations	854,394	850,519	615,195
Simon's share of depreciation and amortization from unconsolidated entities	209,428	205,981	181,999
(Gain)/loss on sales of real estate, discontinued operations and interests in unconsolidated entities, net of Limited partners' interest	(132,853)	(115,006)	956
Tax (provision) benefit related to sale	—	(428)	4,281
Minority interest portion of depreciation and amortization	(8,639)	(9,178)	(6,857)
Preferred distributions and dividends	(104,674)	(101,934)	(63,566)

Funds from Operations	$1,537,223	$1,411,368	$1,181,924

FFO Allocable to Simon Property	$1,215,319	$1,110,933	$920,196
Diluted net income per share to diluted FFO per share reconciliation:
Diluted net income per share	$2.19	$1.82	$1.44
Depreciation and amortization from consolidated Properties and beneficial interests, and our share of depreciation and amortization from unconsolidated affiliates, net of minority interest portion of depreciation and amortization	3.78	3.73	2.94
Gain on sales of other assets, and real estate and discontinued operations	(0.47)	(0.52)	—
Tax benefit related to sale	—	—	0.02
Impact of additional dilutive securities for FFO per share	(0.11)	(0.07)	(0.01)

Diluted FFO per share	$5.39	$4.96	$4.39

Basic weighted average shares outstanding	221,024	220,259	207,990
Adjustments for dilution calculation:
Effect of stock options	903	871	867
Impact of Series C cumulative preferred 7% convertible units	912	1,086	1,843
Impact of Series I preferred 6% Convertible Perpetual stock	10,816	10,736	2,286
Impact of Series I preferred 6% Convertible Perpetual units	3,230	3,369	759

Diluted weighted average shares outstanding	236,885	236,321	213,745
Weighted average limited partnership units outstanding	58,543	59,566	59,086

Diluted weighted average shares and units outstanding	295,428	295,887	272,831

Management's Report On Internal Control Over Financial Reporting

            We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•
Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of asset;

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

            We assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

            Based on that assessment, we believe that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

            Our independent registered public accounting firm has issued an audit report on our assessment of our internal control over financial reporting. Their report appears on the following page of this Annual Report.

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting immediately preceding this report, that Simon Property Group, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

            In our opinion, management's assessment that Simon Property Group, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006, and our report dated February 23, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Indianapolis, Indiana February 23, 2007

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Indianapolis, Indiana February 23, 2007

Simon Property Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	December 31, 2006	December 31, 2005
ASSETS:
Investment properties, at cost	$22,863,963	$21,745,309
Less — accumulated depreciation	4,606,130	3,809,293

	18,257,833	17,936,016
Cash and cash equivalents	929,360	337,048
Tenant receivables and accrued revenue, net	380,128	357,079
Investment in unconsolidated entities, at equity	1,526,235	1,562,595
Deferred costs and other assets	990,899	938,301

Total assets	$22,084,455	$21,131,039

LIABILITIES:
Mortgages and other indebtedness	$15,394,489	$14,106,117
Accounts payable, accrued expenses, intangibles, and deferred revenues	1,109,190	1,092,334
Cash distributions and losses in partnerships and joint ventures, at equity	227,588	194,476
Other liabilities, minority interest and accrued dividends	178,250	163,524

Total liabilities	16,909,517	15,556,451

COMMITMENTS AND CONTINGENCIES
LIMITED PARTNERS' INTEREST IN THE OPERATING PARTNERSHIP	837,836	865,565
LIMITED PARTNERS' PREFERRED INTEREST IN THE OPERATING PARTNERSHIP	357,460	401,727
STOCKHOLDERS' EQUITY:
CAPITAL STOCK (750,000,000 total shares authorized, $.0001 par value, 237,996,000 shares of excess common stock):
All series of preferred stock, 100,000,000 shares authorized, 17,578,701 and 25,632,122 issued and outstanding, respectively, and with liquidation values of $878,935 and $1,081,606, respectively	884,620	1,080,022
Common stock, $.0001 par value, 400,000,000 shares authorized, 225,797,566 and 225,165,236 issued and outstanding, respectively	23	23
Class B common stock, $.0001 par value, 12,000,000 shares authorized, 8,000 issued and outstanding	—	—
Class C common stock, $.0001 par value, 4,000 shares authorized, issued and outstanding	—	—
Capital in excess of par value	5,010,256	4,998,723
Accumulated deficit	(1,740,897)	(1,551,179)
Accumulated other comprehensive income	19,239	9,793
Common stock held in treasury at cost, 4,378,495 and 4,815,655 shares, respectively	(193,599)	(230,086)

Total stockholders' equity	3,979,642	4,307,296

Total liabilities and stockholders' equity	$22,084,455	$21,131,039

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,
	2006	2005	2004
REVENUE:
Minimum rent	$2,020,856	$1,937,657	$1,541,281
Overage rent	95,767	85,536	66,385
Tenant reimbursements	946,554	896,901	748,262
Management fees and other revenues	82,288	77,766	72,737
Other income	186,689	168,993	156,414

Total revenue	3,332,154	3,166,853	2,585,079

EXPENSES:
Property operating	441,203	421,576	355,719
Depreciation and amortization	856,202	849,911	607,071
Real estate taxes	300,174	291,113	244,941
Repairs and maintenance	105,983	105,489	89,297
Advertising and promotion	88,480	92,377	68,775
Provision for credit losses	9,500	8,127	17,010
Home and regional office costs	129,334	117,374	91,178
General and administrative	16,652	17,701	16,776
Other	64,397	57,762	39,469

Total operating expenses	2,011,925	1,961,430	1,530,236

OPERATING INCOME	1,320,229	1,205,423	1,054,843
Interest expense	(821,858)	(799,092)	(653,798)
Minority interest in income of consolidated entities	(11,524)	(13,743)	(9,687)
Income tax expense of taxable REIT subsidiaries	(11,370)	(16,229)	(11,770)
Income from unconsolidated entities and beneficial interests, net	110,819	81,807	81,113
Gain (loss) on sales of assets and interests in unconsolidated entities, net	132,787	(838)	(760)
Limited partners' interest in the Operating Partnership	(128,661)	(75,841)	(87,891)
Preferred distributions of the Operating Partnership	(26,979)	(28,080)	(21,220)

Income from continuing operations	563,443	353,407	350,830
Discontinued operations, net of Limited Partners' interest	331	6,498	(7,641)
Gain on sale of discontinued operations, net of Limited Partners' interest	66	115,844	(196)

NET INCOME	563,840	475,749	342,993
Preferred dividends	(77,695)	(73,854)	(42,346)

NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$486,145	$401,895	$300,647

BASIC EARNINGS PER COMMON SHARE:
Income from continuing operations	$2.20	$1.27	$1.49
Discontinued operations	—	0.55	(0.04)

Net income	$2.20	$1.82	$1.45

DILUTED EARNINGS PER COMMON SHARE:
Income from continuing operations	$2.19	$1.27	$1.48
Discontinued operations	—	0.55	(0.04)

Net income	$2.19	$1.82	$1.44

Net Income	$563,840	$475,749	$342,993
Unrealized gain on interest rate hedge agreements	5,211	2,988	4,514
Net income on derivative instruments reclassified from accumulated other comprehensive income (loss) into interest expense	1,789	(1,428)	(3,535)
Currency translation adjustments	1,336	(7,342)	3,130
Other income (loss)	1,110	(790)	(330)

Comprehensive Income	$573,286	$469,177	$346,772

             The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$563,840	$475,749	$342,993
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	812,718	818,468	620,699
Impairment on Investment Properties	—	—	18,000
(Gain) loss on sales of assets and interests in unconsolidated entities	(132,787)	838	760
(Gain) loss on disposal or sale of discontinued operations, net of limited partners' interest	(66)	(115,844)	196
Limited partners' interest in the Operating Partnership	128,661	75,841	87,891
Limited partners' interest in the results of operations from discontinued operations	87	1,744	(2,188)
Preferred distributions of the Operating Partnership	26,979	28,080	21,220
Straight-line rent	(17,020)	(21,682)	(8,981)
Minority interest	11,524	13,743	9,687
Minority interest distributions	(37,200)	(24,770)	(20,426)
Equity in income of unconsolidated entities	(110,819)	(81,807)	(81,113)
Distributions of income from unconsolidated entities	94,605	106,954	97,666
Changes in assets and liabilities —
Tenant receivables and accrued revenue, net	(3,799)	22,803	(37,166)
Deferred costs and other assets	(132,570)	(38,417)	(58,947)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	69,214	(91,329)	90,241

Net cash provided by operating activities	1,273,367	1,170,371	1,080,532

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(158,394)	(37,505)	(2,359,056)
Capital expenditures, net	(767,710)	(726,386)	(549,304)
Cash from acquisitions	—	—	51,189
Cash impact from the consolidation and de-consolidation of properties	8,762	(9,479)	2,507
Net proceeds from sale of partnership interests, other assets and discontinued operations	209,039	384,104	51,271
Investments in unconsolidated entities	(157,309)	(76,710)	(84,876)
Distributions of capital from unconsolidated entities and other	263,761	413,542	142,572

Net cash used in investing activities	(601,851)	(52,434)	(2,745,697)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common and preferred stock and other	217,237	13,811	5,756
Purchase of limited partner units and treasury stock	(16,150)	(193,837)	(40,195)
Preferred stock redemptions	(393,558)	(579)	(59,681)
Minority interest contributions	2,023	-	464
Preferred distributions of the Operating Partnership	(26,979)	(28,080)	(21,220)
Preferred dividends and distributions to stockholders	(749,507)	(690,654)	(572,669)
Distributions to limited partners	(177,673)	(166,617)	(151,809)
Mortgage and other indebtedness proceeds, net of transaction costs	5,507,735	3,962,778	5,710,886
Mortgage and other indebtedness principal payments	(4,442,332)	(4,197,795)	(3,221,906)

Net cash (used in) provided by financing activities	(79,204)	(1,300,973)	1,649,626

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	592,312	(183,036)	(15,539)
CASH AND CASH EQUIVALENTS, beginning of year	337,048	520,084	535,623

CASH AND CASH EQUIVALENTS, end of year	$929,360	$337,048	$520,084

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Dollars in thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Total Stockholders' Equity
Balance at December 31, 2003	$367,483	$21	$12,586	$4,108,372	$(1,097,317)	$(52,518)	$3,338,627

Conversion of Limited Partner Units (4,997,458 Common Shares, Note 10)		1		103,450			103,451
Series H Variable Rate Preferred stock repurchase (78,012 net preferred shares)	(1,950)						(1,950)
Stock options exercised (392,943 Common Shares)				10,689			10,689
Common Stock issuance (12,978,795 Shares)		1		734,339			734,340
Series I Preferred Stock issuance (13,261,712 Shares)	663,086						663,086
Series I Preferred Unit conversion to Series I Preferred Stock (376,307 shares)	18,815						18,815
Series J Preferred Stock issuance (796,948 Preferred Shares)	39,847						39,847
Series D Preferred Stock issuance (1,156,039 shares)	34,681						34,681
Series D Preferred Stock redemption (1,156,039 shares)	(34,681)						(34,681)
Series E Preferred Stock redemption (1,000,000 shares)	(25,000)						(25,000)
Treasury Stock purchase (317,300 Shares)						(20,400)	(20,400)
Series E and Series G Preferred stock accretion	406						406
Stock incentive program (365,602 Common Shares, Net)				—			—
Common Stock retired (93,000 Shares)				(3,127)	(2,258)		(5,385)
Amortization of stock incentive				11,935			11,935
Other				26			26
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				6,201			6,201
Distributions					(578,854)		(578,854)
Other comprehensive income			3,779				3,779
Net income					342,993		342,993

Balance at December 31, 2004	$1,062,687	$23	$16,365	$4,971,885	$(1,335,436)	$(72,918)	$4,642,606

Conversion of Limited Partner Units (2,281,481 Common Shares, Note 10)				37,381			37,381
Stock options exercised (206,464 Common Shares)				6,184			6,184
Series I Preferred Unit conversion to Series I Preferred Stock (197,155 Preferred Shares)	9,858						9,858
Series J Preferred Stock premium net of amortization	7,171						7,171
Treasury Stock purchase (2,815,400 Shares)						(182,408)	(182,408)
Series G Preferred stock accretion	306						306
Stock incentive program (400,541 Common Shares, Net)				(25,240)		25,240	—
Common Stock retired (18,000 Shares)				(605)	(502)		(1,107)
Amortization of stock incentive				14,320			14,320
Other				505			505
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(5,707)			(5,707)
Distributions					(690,990)		(690,990)
Other comprehensive income			(6,572)				(6,572)
Net income					475,749		475,749

Balance at December 31, 2005	$1,080,022	$23	$9,793	$4,998,723	$(1,551,179)	$(230,086)	$4,307,296

Conversion of Limited Partner Units (86,800 Common Shares, Note 10)				1,247			1,247
Stock options exercised (414,659 Common Shares)				14,906			14,906
Series I Preferred Unit conversion to Series I Preferred Stock (230,486 Preferred Shares)	11,524						11,524
Series I Preferred Stock conversion to Common Stock (283,907 Preferred Shares to 222,933 Common Shares)	(14,195)			14,195			—
Series J Preferred Stock premium and amortization	(329)						(329)
Series F Preferred Stock redemption (8,000,000 shares)	(192,989)						(192,989)
Series G Preferred stock accretion	587						587
Series K Preferred Stock issuance (8,000,000 shares)	200,000						200,000
Series K Preferred Stock redemption (8,000,000 shares)	(200,000)						(200,000)
Stock incentive program (415,098 Common Shares, Net)				(36,487)		36,487	—
Common Stock retired (70,000 Shares)				(2,354)	(4,051)		(6,405)
Amortization of stock incentive				23,369			23,369
Other				608			608
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(3,951)			(3,951)
Distributions					(749,507)		(749,507)
Other comprehensive income			9,446				9,446
Net income					563,840		563,840

Balance at December 31, 2006	$884,620	$23	$19,239	$5,010,256	$(1,740,897)	$(193,599)	$3,979,642

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

            We are engaged primarily in the ownership, development, and management of retail real estate, primarily regional malls, Premium Outlet® centers and community/lifestyle centers. As of December 31, 2006, we owned or held an interest in 286 income-producing properties in the United States, which consisted of 171 regional malls, 69 community/lifestyle centers, 36 Premium Outlet centers and 10 other shopping centers or outlet centers in 38 states and Puerto Rico (collectively, the "Properties", and individually, a "Property"). We also own interests in five parcels of land held in the United States for future development (together with the Properties, the "Portfolio"). Internationally, we have ownership interests in 53 European shopping centers (France, Italy, and Poland); five Premium Outlet centers in Japan; and one Premium Outlet center in Mexico. We also have begun construction on a Premium Outlet center in South Korea and, through a joint venture arrangement we have ownership interests in four shopping centers under construction in China.

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

            We also generate revenues due to our size and tenant relationships from:

•
Pursuing mall marketing initiatives, including payment systems (including marketing fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorships, and events,
•
Forming consumer focused strategic corporate alliances, and
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

            The deficit minority interest balances included in deferred costs and other assets in the accompanying consolidated balance sheets represent outside partners' interests in the net equity of certain properties. We record deficit minority interests when a joint venture agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of joint venture assets or the joint venture partner is obligated to make additional contributions to the extent of any capital account deficits and has the ability to fund such additional contributions.

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

            As of December 31, 2006, of our 345 properties we consolidated 199 wholly-owned properties and consolidated 19 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for the remaining 127 properties using the equity method of accounting (joint venture properties). We manage the day-to-day operations of 58 of the 127 joint venture properties but have determined that our partner or partners have substantive participating rights in regards to the assets and operations of these joint venture properties.

            We allocate net operating results of the Operating Partnership after preferred distributions to third parties and Simon Property based on the partners' respective weighted average ownership interests in the Operating Partnership.

            Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,
	2006	2005	2004
Weighted average ownership interest	79.1%	78.7%	77.7%

            As of December 31, 2006 and 2005, our ownership interest in the Operating Partnership was 78.9% and 79.0%, respectively. We adjust the limited partners' interest in the Operating Partnership at the end of each period to reflect their interest in the Operating Partnership.

            Preferred distributions of the Operating Partnership in the accompanying statements of operations and cash flows represent distributions on outstanding preferred units of limited partnership interest.

3.    Summary of Significant Accounting Policies

  Investment Properties

            We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred related to construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We record depreciation on tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

            We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We recognize an impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values.

  Purchase Accounting Allocation

            We allocate the purchase price of acquisitions to the various components of the acquisition based upon the relative value of each component in accordance with SFAS No. 141 "Business Combinations" (SFAS 141). These components typically include buildings, land and intangibles related to in-place leases and we estimate:

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

  Discontinued Operations

            SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") provides a framework for the evaluation of impairment of long-lived assets, the treatment of assets held for sale or to be otherwise disposed of, and the reporting of discontinued operations. SFAS No. 144 requires us to reclassify any material operations related to consolidated properties sold during the period to discontinued operations. We have reclassified the results of operations of the seven regional malls, community/lifestyle centers, and office building properties disposed during 2005 and five properties sold during 2004, as described in Note 4 to discontinued operations in the accompanying consolidated statements of operations and comprehensive income for 2005 and 2004. Revenues included in discontinued operations were $29.3 million for the year ended December 31, 2005 and $62.7 million for the year ended December 31, 2004. There were no discontinued operations reported in 2006, as assets sold in 2006 were not material.

  Cash and Cash Equivalents

            We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. During 2005, independent banks assumed responsibility for the gift card programs. We collect gift card funds at the point of sale and then remit those funds to the banks for further processing. As a result, cash and cash equivalents, as of December 31, 2006, includes a balance of $27.2 million related to these gift card programs which we do not consider available for general working capital purposes. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

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

  Accounting for Beneficial Interests in Mall of America

            In January 2006, an entity controlled by the Simon family assigned to us its right to receive cash flow, capital distributions, and related profits and losses with respect to a portion of its ownership interest in the Mall of America through Mall of America Associates ("MOAA"). This beneficial interest was transferred subject to a credit facility repayable from MOAA's distributions from the property. As a result of this assignment, we began recognizing our share of MOAA's income during the first quarter of 2006, including the proportionate share of earnings of MOAA since August 2004 through the first quarter of 2006 of $10.2 million. This income is included with "income from unconsolidated entities and beneficial interests, net" in our consolidated statement of operations. We accounted for our beneficial interests in MOAA under the equity method of accounting. On November 2, 2006, the Simon family entity sold its partnership interest to an affiliate of another partner in MOAA and settled all pending litigation disclosed in Note 8, terminating our beneficial interests. As a result of this sale, we ceased recording income from this property's operations, and recorded a gain of approximately $86.5 million as a result of the receipt of $102.2 million of capital transaction proceeds assigned to us from this arrangement.

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

	For the Year Ended December 31,
	2006	2005	2004
Capitalized interest	$30,115	$14,433	$14,612

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

  Deferred Costs and Other Assets

            Deferred costs and other assets include the following as of December 31:

	2006	2005
Deferred financing and lease costs, net	$204,645	$183,249
In-place lease intangibles, net	93,563	127,590
Fair market value of acquired above market lease intangibles, net	70,623	96,090
Marketable securities of our captive insurance companies	103,605	98,024
Goodwill	20,098	20,098
Minority interests	81,282	62,373
Prepaids, notes receivable and other assets, net	417,083	350,877

	$990,899	$938,301

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

	2006	2005
Deferred financing and lease costs	$340,427	$337,919
Accumulated amortization	(135,782)	(154,670)

Deferred financing and lease costs, net	$204,645	$183,249

            The accompanying statements of operations and comprehensive income includes amortization as follows:

	For the year ended December 31,
	2006	2005	2004
Amortization of deferred financing costs	$18,716	$22,063	$17,188
Amortization of debt premiums net of discounts	(28,163)	(26,349)	(8,401)
Amortization of deferred leasing costs	22,259	20,606	19,281

            We report amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense. Amortization of deferred leasing costs are a component of depreciation and amortization expense.

            Intangible Assets.    The average life of the in-place lease intangibles is approximately 6.5 years and is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The fair market value of above and below market leases are amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles approximates 4.5 years. The unamortized amounts of below market leases are included in accounts payable, accrued expenses, intangibles and deferred revenues on the consolidated balance sheets and are $186.6 million and $261.9 million as of December 31, 2006 and 2005, respectively. The amount of amortization of above and below market leases, net for the year ended December 31, 2006, 2005, and 2004 was $53.3 million, $48.0 million, and $22.4 million, respectively.

            Details of intangible assets as of December 31 are as follows:

	2006	2005
In-place lease intangibles	$183,544	$183,544
Accumulated amortization	(89,981)	(55,954)

In-place lease intangibles, net	$93,563	$127,590

Fair market value of acquired above market lease intangibles	$144,224	$144,224
Accumulated amortization	(73,601)	(48,134)

Fair market value of acquired above market lease intangibles, net	$70,623	$96,090

            Estimated future amortization, and the increasing (decreasing) effect on minimum rents for our above and below market leases recorded as of December 31, 2006 are as follows:

	Below Market Leases	Above Market Leases	Increase to Minimum Rent, Net
2007	$63,760	$(20,881)	$42,879
2008	44,617	(16,929)	27,688
2009	29,907	(13,388)	16,519
2010	18,681	(6,958)	11,723
2011	12,628	(4,909)	7,719
Thereafter	17,018	(7,558)	9,460

	$186,611	$(70,623)	$115,988

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

  Accumulated Comprehensive Income

            The components of our accumulated comprehensive income consisted of the following as of December 31:

	2006	2005
Cumulative translation adjustment	$(1,475)	$(2,811)
Accumulated derivative gains, net	19,715	12,715
Net unrealized gains (losses) on marketable securities	999	(111)

Total accumulated comprehensive income	$19,239	$9,793

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

            We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance (CAM), real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. For approximately 60% of our leases, we receive a fixed payment from the tenant for the CAM component, which is subject to an annual adjustment. We are continually working toward converting the remainder of our leases to the fixed payment methodology. Under these leases, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We do this to reduce the risk of loss on uncollectible accounts once we perform the final year-end billings for recoverable expenditures. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

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

            Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by actuaries and management's best estimates. Total insurance reserves for our insurance subsidiary as of December 31, 2006 and 2005 approximated $112.5 million and $93.6 million, respectively.

            We recognize fee revenues from our co-branded gift card programs when the fees are earned under the related arrangements with the card issuer. Generally, these revenues are recorded at the issuance of the gift card for handling fees and, if applicable, at future dates for servicing fees.

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

	For the year Ended December 31,
	2006	2005	2004
Balance at Beginning of Year	$35,239	$37,039	$31,473
Consolidation of previously unconsolidated entities	321	—	—
Provision for Credit Losses	9,730	7,284	18,975
Accounts Written Off	(12,473)	(9,084)	(13,409)

Balance at End of Year	$32,817	$35,239	$37,039

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

            As of December 31, 2006 and 2005, we had a net deferred tax asset of $12.8 million and $7.1 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for Federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries.

  Reclassifications

            We made certain reclassifications of prior period amounts in the financial statements to conform to the 2006 presentation. These reclassifications have no impact on net income previously reported. The reclassifications principally related to the classification of certain expenses and inclusion of the Limited Partners' interest in the Operating Partnership and preferred distributions of the Operating Partnership in the determination of net income from continuing operations. Also, significant property dispositions during 2004 and 2005 have been reclassified in the statements of operations and comprehensive income for the periods ended December 31, 2004 and 2005.

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

  2006 Acquisitions

            As described in Note 7, on February 13, 2006, we sold 10.5% of our ownership interests in Simon Ivanhoe S.à.r.l. ("Simon Ivanhoe") to our partner, Ivanhoe Cambridge, Inc. ("Ivanhoe"), and recognized a gain upon this transaction of $34.4 million. We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest for €55.1 million, or $65.5 million. The result of these transactions equalized our and Ivanhoe's ownership in Simon Ivanhoe to 50% each.

            On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall Property, from our partner for $252.6 million, including the assumption of our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the Property was consolidated as of the acquisition date.

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

  2004 Acquisitions

            On February 5, 2004, we purchased a 95% interest in Gateway Shopping Center in Austin, Texas, for approximately $107.0 million. We initially funded this transaction with borrowings on our Credit Facility and with the issuance of 120,671 units of the Operating Partnership valued at approximately $6.0 million.

            On April 1, 2004, we increased our ownership interest in The Mall of Georgia Crossing from 50% to 100% for approximately $26.3 million, including the assumption of $16.5 million of debt. As a result of this transaction, this Property is now reported as a consolidated entity.

            On April 27, 2004, we increased our ownership in Bangor Mall in Bangor, Maine from 32.6% to 67.6% and increased our ownership in Montgomery Mall in Montgomery, Pennsylvania from 23.1% to 54.4%. We acquired these additional ownership interests from our partner in the properties for approximately $67.0 million and the assumption of $16.8 million of debt. We funded this transaction with a mortgage and borrowings on our Credit Facility. Bangor Mall and Montgomery Mall were previously accounted for under the equity method. These Properties are now consolidated as a result of this acquisition.

            On May 4, 2004, we purchased a 100% interest in Plaza Carolina in San Juan, Puerto Rico for approximately $309.0 million. We funded this transaction with a mortgage and borrowings on our Credit Facility.

            On November 19, 2004, we increased our ownership interest in Lehigh Valley Mall, located in Whitehall, Pennsylvania, from 24.88% to 37.61% for approximately $42.3 million, including the assumption of our $25.9 million share of debt.

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

            The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2004 includes adjustments for the Chelsea Acquisition as if the transaction had occurred as of January 1, 2004. The pro forma information does not purport to present what actual results would have been had this acquisition, and the related transaction, in fact, occurred at the previously mentioned date, or to project results for any future period. Our other acquisitions during the periods presented were not considered material business combinations for the purpose of presenting this pro forma financial information.

For the Year Ended December 31, 2004
Pro Forma Total Revenue	$2,979,479
Pro Forma Income from Continuing Operations	416,032
Pro Forma Net Income	308,665
Pro Forma Earnings Per Common Share — Basic (a)	$1.06
Pro Forma Earnings Per Common Share — Diluted (a)	$1.05

  (a)
  Pro forma basic earnings per share are based upon weighted average common shares of 218,264,464 for 2004. Pro forma diluted earnings per share are based upon weighted average common shares of 219,131,832 for 2004.

  2006 Disposals

            During the year ended December 31, 2006, we disposed of three consolidated properties and one property in which we held a 50% interest and accounted for under the equity method. We received net proceeds of $52.7 million and recorded our share of a gain on the disposals totaling $12.2 million.

  2005 Disposals

            During the year ended December 31, 2005, we sold or disposed of sixteen non-core properties, consisting of four regional malls, one community/lifestyle center, nine other outlet centers and two office buildings. Our significant dispositions are summarized as follows (dollars in millions):

Properties	Previous Ownership %	Date of Disposal	Sales Price	Gain/(Loss)
Riverway and O'Hare International Center	100%	June 1, 2005	$257.3	$125.1
Grove at Lakeland Square	100%	July 1, 2005	10.4	(0.1)
Cheltenham Square	100%	November 17, 2005	71.5	19.7
Southgate Mall	100%	November 28, 2005	8.5	1.1
Eastland Mall (Tulsa, OK)	100%	December 16, 2005	1.5	(1.1)
Biltmore Square	100%	December 28, 2005	26.0	2.2

			$375.2	$146.9

Less: Limited Partners' Interest				31.1

				$115.8

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

            Certain of the net proceeds from these sales, net of repayment of outstanding debt, were held in escrow to complete IRS Section 1031 exchanges while the remainder was used for general working capital purposes.

  2004 Disposals

            During the year ended December 31, 2004, we sold five non-core properties, consisting of three regional malls, one community/lifestyle center and one Premium Outlet center. The significant properties and their dates of sale consisted of:

Properties	Previous Ownership %	Date of Disposal	Sales Price	Gain/(Loss)
Hutchinson Mall	100%	June 15, 2004	$16.3	$0.2
Bridgeview Court	100%	July 22, 2004	5.3	2.3
Woodville Mall	100%	September 1, 2004	2.5	(2.7)
Santa Fe Premium Outlets	100%	December 28, 2004	7.7	—
Heritage Park Mall	100%	December 29, 2004	4.1	(0.2)

			$35.9	$(0.4)

Less: Limited Partners' Interest				0.1

				$(0.3)

            We disposed of three joint venture properties during 2004. On April 7, 2004, we sold a joint venture interest in a hotel for $17.0 million, resulting in a gain of $12.6 million, $8.3 million net of tax. On April 8, 2004, we sold our joint venture interest in Yards Plaza resulting in no gain or loss on this disposition. On August 6, 2004, we completed the court ordered sale of our joint venture interest in Mall of America (see Note 11).

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

	For the Year ended December 31,
	2006	2005	2004
Common Stockholders' share of:
Net Income available to Common Stockholders — Basic	$486,145	$401,895	$300,647
Effect of dilutive securities:
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	415	337	279

Net Income available to Common Stockholders — Diluted	$486,560	$402,232	$300,926

Weighted Average Shares Outstanding — Basic	221,024,096	220,259,480	207,989,585
Effect of stock options	903,255	871,010	867,368

Weighted Average Shares Outstanding — Diluted	221,927,351	221,130,490	208,856,953

            For the year ending December 31, 2006, potentially dilutive securities include stock options, certain preferred units of limited partnership interest of the Operating Partnership, certain contingently convertible preferred stock and the units of limited partnership interest ("Units") in the Operating Partnership which are exchangeable for common stock. The only potentially dilutive security that had a dilutive effect for the year ended December 31, 2006, 2005 and 2004 were stock options.

            We accrue distributions when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,
	2006	2005	2004
Total dividends paid per share	$3.04	$2.80	$2.60

Percent taxable as ordinary income	81.4%	85.8%	88.0%
Percent taxable as long-term capital gains	18.6%	14.2%	6.0%
Percent non-taxable as return of capital	—	—	6.0%

	100.0%	100.0%	100.0%

6.    Investment Properties

            Investment properties consist of the following as of December 31:

	2006	2005
Land	$2,651,205	$2,560,335
Buildings and improvements	19,993,094	18,990,912

Total land, buildings and improvements	22,644,299	21,551,247
Furniture, fixtures and equipment	219,664	194,062

Investment properties at cost	22,863,963	21,745,309
Less — accumulated depreciation	4,606,130	3,809,293

Investment properties at cost, net	$18,257,833	$17,936,016

Construction in progress included above	$530,298	$384,096

7.    Investments in Unconsolidated Entities

            Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio. We held joint venture ownership interests in 68 Properties as of December 31, 2006 and 69 as of December 31, 2005. We also held interests in two joint ventures which owned 53 European shopping centers as of December 31, 2006 and 51 as of December 31, 2005. We also held an interest in five joint venture properties under operation in Japan and one joint venture property in Mexico. We account for these Properties using the equity method of accounting.

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

            On May 10, 2006, we refinanced thirteen cross-collateralized mortgages with seven individual secured loans totaling $796.6 million with fixed rates ranging from 5.79% to 5.83%. The balance of the previous mortgages totaled $625.0 million, and bore interest at rates ranging from LIBOR plus 41 basis points to a fixed rate of 8.28%, and was scheduled to mature on May 15, 2006. We received our share of excess refinanced proceeds of approximately $86 million on the closing of the new mortgage loan.

            On November 1, 2006, we acquired the remaining 50% interest in Mall of Georgia, a regional mall Property, from our partner for $252.6 million, including the assumption of our $96.0 million share of debt. As a result, we now own 100% of Mall of Georgia and the property was consolidated as of the acquisition date. We have reclassified the results of this property in the Joint Venture Statement of Operations into "Consolidated Joint Venture Interests."

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

            On June 1, 2005, we refinanced Westchester Mall, a joint venture Property, with a $500.0 million, 4.86% fixed-rate mortgage that matures on June 1, 2010. The balances of the two previous mortgages, which were repaid, were $142.0 million and $50.1 million and bore interest at fixed rates of 8.74% and 7.20%, respectively. Both were scheduled to mature on September 1, 2005. We received our share of the excess refinancing proceeds of approximately $120.0 million on the closing of the new mortgage loan.

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

            On December 28, 2005, we invested $50.0 million of equity for a 40% interest in a joint venture with Toll Brothers, Inc. (Toll Brothers) and Meritage Homes Corp. (Meritage Homes) to purchase a 5,485-acre land parcel in northwest Phoenix from DaimlerChrysler Corporation for $312 million. Toll Brothers and Meritage Homes each plan to build a significant number of homes on the site. We have the option to purchase a substantial portion of the commercial property for retail uses. Other parcels may also be sold to third parties. The site plans call for a mixed-use master planned community, which will include approximately 4,840 acres of single-family homes and attached homes. Approximately 645 acres of commercial and retail development will include schools, community amenities and open space. The entitlement, planning, and design processes are ongoing and initial home sales are tentatively scheduled to begin in 2009. The joint venture, of which Toll Brothers is the managing member, expects to develop a master planned community of approximately 12,000 to 15,000 residential units.

            Summary financial information of the joint ventures and a summary of our investment in and share of income from such joint ventures follow. We condensed into separate line items major captions of the statements of operations for joint venture interests sold or consolidated. Consolidation occurs when we acquire an additional interest in the joint venture or became the primary beneficiary and as a result, gain unilateral control of the Property. We reclassified these line items into "Discontinued Joint Venture Interests" and "Consolidated Joint Venture Interests" so that we may present comparative results of operations for those joint venture interests held as of December 31, 2006. Balance sheet information as of December 31 is as follows:

	December 31, 2006	December 31, 2005
BALANCE SHEETS
Assets:
Investment properties, at cost	$10,669,967	$9,915,521
Less — accumulated depreciation	2,206,399	1,951,749

	8,463,568	7,963,772
Cash and cash equivalents	354,620	334,714
Tenant receivables	258,185	207,153
Investment in unconsolidated entities	176,400	135,914
Deferred costs and other assets	307,468	304,825

Total assets	$9,560,241	$8,946,378

Liabilities and Partners' Equity:
Mortgages and other indebtedness	$8,055,855	$7,479,359
Accounts payable, accrued expenses, and deferred revenue	513,472	403,390
Other liabilities	255,633	189,722

Total liabilities	8,824,960	8,072,471
Preferred units	67,450	67,450
Partners' equity	667,831	806,457

Total liabilities and partners' equity	$9,560,241	$8,946,378

Our Share of:
Total assets	$4,113,051	$3,765,258

Partners' equity	$380,150	$429,942
Add: Excess Investment	918,497	938,177

Our net Investment in Joint Ventures	$1,298,647	$1,368,119

Mortgages and other indebtedness	$3,472,228	$3,169,662

            "Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We amortize excess investment over the life of the related Properties, typically no greater than 40 years, and the amortization is included in the reported amount of income from unconsolidated entities.

            As of December 31, 2006, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2007	$469,067
2008	724,433
2009	482,547
2010	1,524,707
2011	1,179,018
Thereafter	3,677,689

Total principal maturities	8,057,461
Net unamortized debt discounts	(1,606)

Total mortgages and other indebtedness	$8,055,855

            This debt becomes due in installments over various terms extending through 2017 with interest rates ranging from 1.22% to 10.61% and a weighted average rate of 5.89% at December 31, 2006.

	For the Year Ended December 31,
	2006	2005	2004
STATEMENTS OF OPERATIONS
Revenue:
Minimum rent	$1,092,514	1,035,351	$915,276
Overage rent	90,125	81,766	43,296
Tenant reimbursements	556,366	530,044	468,430
Other income	150,468	126,232	64,188

Total revenue	1,889,473	1,773,393	1,491,190
Operating Expenses:
Property operating	375,546	348,581	286,811
Depreciation and amortization	324,042	317,339	274,053
Real estate taxes	133,517	131,571	123,523
Repairs and maintenance	84,766	82,369	69,073
Advertising and promotion	43,968	36,759	36,553
Provision for credit losses	4,659	9,332	11,100
Other	126,172	120,230	65,223

Total operating expenses	1,092,670	1,046,181	866,336

Operating Income	796,803	727,212	624,854
Interest expense	(432,190)	(387,027)	(353,594)
Income (loss) from unconsolidated entities	1,204	(1,892)	(5,129)
Gain (loss) on sale of asset	(6)	1,423	—

Income from Continuing Operations	365,811	339,716	266,131
Income from joint venture interests before consolidation	912	2,497	20,601
Income (loss) from discontinued joint venture interests	736	(2,452)	13,513
Gain on disposal or sale of discontinued operations, net	20,375	65,599	4,704

Net Income	$387,834	$405,360	$304,949

Third-Party Investors' Share of Net Income	$232,499	$238,265	$193,282

Our Share of Net Income	155,335	167,095	111,667
Amortization of Excess Investment	(49,546)	(48,597)	(30,554)
Income from Beneficial Interests and Other, net	15,605	—	—
Write-off of Investment Related to Properties Sold	(2,846)	(38,666)	—
Our Share of Net Gain (Loss) Related to Properties Sold	(7,729)	1,975	—

Income from Unconsolidated Entities and Beneficial Interests, net	$110,819	$81,807	$81,113

            On January 11, 2005, Metrocenter, a joint venture regional mall property was sold. We recognized our share of the gain of $11.8 million, net of the write-off of the related investment and received $62.6 million representing our share of the proceeds from this disposition. On December 22, 2005, The Forum Entertainment Centre, our Canadian property, was sold. We recognized our share of the loss of $13.7 million, net of the write-off of the related investment, from the disposition of this property. The result of these two dispositions is included in the loss on sales of interests in unconsolidated entities and other assets, net in the 2005 consolidated statements of operations and comprehensive income. On April 25, 2006, Great Northeast Plaza, a joint venture community center was sold. We recognized our share of the gain of $7.7 million, net of the write-off of the related investment and received $8.8 million representing our share of the proceeds from this disposition.

            Our share of the net gain resulting from the sale of Metrocenter, The Forum Entertainment Centre, and Great Northeast Plaza are shown separately in "gain on sales of assets and interests in unconsolidated entities, net" in the consolidated statement of operations.

International Joint Venture Investments

            We conduct our international operations in Europe through our two European joint venture investment entities; Simon Ivanhoe S.à.r.l. ("Simon Ivanhoe") and Gallerie Commerciali Italia ("GCI"). The carrying amount of our total combined investment in these two joint venture investments is $338.1 million and $287.4 million as of December 31, 2006 and 2005, respectively, net of the related cumulative translation adjustments. The Operating Partnership has a 50% ownership in Simon Ivanhoe and a 49% ownership in GCI as of December 31, 2006.

            On October 20, 2005, Ivanhoe Cambridge, Inc. ("Ivanhoe"), an affiliate of Caisse de dépôt et placement du Québec, effectively acquired our former partner's 39.5% ownership interest in Simon Ivanhoe. On February 13, 2006, pursuant to the terms of our October 20, 2005 transaction with Ivanhoe, we sold a 10.5% interest in this joint venture to Ivanhoe for €45.2 million, or $53.9 million, and recorded a gain on the disposition of $34.4 million. This gain is reported in "gain on sales of interests in unconsolidated entities, net" in the consolidated statements of operations. We then settled all remaining share purchase commitments from the company's founders, including the early settlement of some commitments by purchasing an additional 25.8% interest in Simon Ivanhoe for €55.1 million, or $65.5 million. These transactions equalized our and Ivanhoe's ownership in Simon Ivanhoe to 50% each.

            We conduct our international Premium Outlet operations in Japan through joint venture partnerships with Mitsubishi Estate Co., Ltd. and Sojitz Corporation (formerly known as Nissho Iwai Corporation). The carrying amount of our investment in these Premium Outlet joint ventures in Japan is $281.2 million and $287.7 million as of December 31, 2006 and 2005, respectively, net of the related cumulative translation adjustments. We have a 40% ownership in these Japan Premium Outlet joint ventures. We also began construction on our first Premium Outlet in South Korea. As of December 31, 2006, our investment in our Premium Outlet in South Korea, for which we hold a 50% ownership interest, approximated $18.5 million.

            During 2006, we finalized the formation of joint venture arrangements to develop and operate shopping centers in China. The shopping centers will be anchored by Wal-Mart stores and will be through a 32.5% ownership in a joint venture entity, Great Mall Investments, Ltd. ("GMI"). We are planning on initially developing five centers, four of which are currently under construction, with our share of the total equity commitment of approximately $60 million. We account for our investments in GMI under the equity method of accounting. As of December 31, 2006, our combined investment in these shopping centers in GMI is approximately $15.9 million.

8.    Indebtedness and Derivative Financial Instruments

            Our mortgages and other indebtedness, excluding the impact of derivative instruments, consist of the following as of December 31:

	2006	2005
Fixed-Rate Debt:
Mortgages and other notes, including $41,579 and $53,669 net premiums, respectively. Weighted average interest and maturity of 6.39% and 4.0 years at December 31, 2006.	$4,266,045	$4,145,689
Unsecured notes, including $17,513 and $38,523 net premiums, respectively. Weighted average interest and maturity of 5.77% and 5.7 years at December 31, 2006.	10,447,513	7,868,523
7% Mandatory Par Put Remarketed Securities, including $4,669 and $4,761 premiums, respectively, due June 2028 and subject to redemption June 2008.	204,669	204,763

Total Fixed-Rate Debt	14,918,227	12,218,975
Variable-Rate Debt:
Mortgages and other notes, at face value, respectively. Weighted average interest and maturity of 6.22% and 2.4 years.	153,189	430,612
Credit Facility (see below)	305,132	809,264
Acquisition Facility (see below)	—	600,000
Aventura Mall Credit Facility. Weighted average rates and maturities of 6.32% and 0.8 years at December 31, 2006.	27,369	—
Unsecured term loans.	—	59,075

Total Variable-Rate Debt	485,690	1,898,951
Fair value interest rate swaps	(9,428)	(11,809)

Total Mortgages and Other Indebtedness, Net	$15,394,489	$14,106,117

            General.    At December 31, 2006, we have pledged 80 Properties as collateral to secure related mortgage notes including 8 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 42 Properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each Property within the collateral package. Of our 80 encumbered Properties, indebtedness of 20 of these encumbered Properties and our unsecured notes are subject to various financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and other indebtedness may be prepaid but are generally subject to prepayment of a yield-maintenance premium or defeasance. As of December 31, 2006, we are in compliance with all our debt covenants.

            Some of the limited partner Unitholders guarantee a portion of our consolidated debt through foreclosure guarantees. In total, 53 limited partner Unitholders provide guarantees of foreclosure of $447.3 million of our consolidated debt at 12 consolidated Properties. In each case, the loans were made by unrelated third party institutional lenders and the guarantees are for the benefit of each lender. In the event of foreclosure of the mortgaged property, the proceeds from the sale of the property are first applied against the amount of the guarantee and also reduce the amount payable under the guarantee. To the extent the sale proceeds from the disposal of the property do not cover the amount of the guarantee, then the Unitholder is liable to pay the difference between the sale proceeds and the amount of the guarantee so that the entire amount guaranteed to the lender is satisfied. The debt is non-recourse to us and our affiliates.

Unsecured Debt

            We have $1.0 billion of unsecured notes issued by our subsidiaries that are structurally senior in right of payment to holders of other unsecured notes to the extent of the assets and related cash flows of certain Properties. These unsecured notes have a weighted average interest rate of 7.02% and weighted average maturities of 5.3 years.

            On March 31, 2006, Standard & Poor's Rating Services raised its corporate credit rating for us to 'A-' from 'BBB+' which resulted in a decrease in the interest rate applicable to borrowings on our unsecured revolving $3 billion credit facility (the "Credit Facility") to 37.5 basis points over LIBOR from 42.5 basis points over LIBOR. The revision to our rating also decreased the facility fee on our Credit Facility to 12.5 basis points from 15 basis points.

            On May 15, 2006, we issued two tranches of senior unsecured notes totaling $800 million at a weighted average fixed interest rate of 5.93%. The first tranche is $400.0 million at a fixed interest rate of 5.75% due May 1, 2012 and the second tranche is $400.0 million at a fixed interest rate of 6.10% due May 1, 2016. We used the proceeds of the offering and the termination of forward-starting swap arrangements to reduce borrowings on our Credit Facility.

            On August 29, 2006, we issued two tranches of senior unsecured notes totaling $1.1 billion at a weighted average fixed interest rate of 5.73%. The first tranche is $600.0 million at a fixed interest rate of 5.60% due September 1, 2011 and the second tranche is $500.0 million at a fixed interest rate of 5.875% due March 1, 2017. We used proceeds from the offering to reduce borrowings on our Credit Facility.

            On December 12, 2006, we issued two tranches of senior unsecured notes totaling $1.25 billion at a weighted average fixed interest rate of 5.13%. The first tranche is $600.0 million at a fixed interest rate of 5.00% due March 1, 2012 and the second tranche is $650.0 million at a fixed interest rate of 5.25% due December 1, 2016. We used proceeds from the offering to reduce borrowings on our Credit Facility and reinvested the remainder of the proceeds of approximately $577.4 million to be used for general working capital purposes.

            Credit Facility.    Other significant draws on our Credit Facility during the twelve-month period ended December 31, 2006 were as follows:

Draw Date	Draw Amount	Use of Credit Line Proceeds
01/03/06	$59,075	Repayment of a Term Loan (CPG Partners, L.P.), which had a rate of 7.26%.
01/06/06	140,000	Repayment of a mortgage, which had a rate of LIBOR plus 137.5 basis points.
01/20/06	300,000	Repayment of unsecured notes, which had a fixed rate of 7.375%.
03/27/06	600,000	Early repayment of the $1.8 billion facility we used to finance our acquisition of Chelsea in 2004.
04/03/06	58,000	Repayment of two secured mortgages which each bore interest at 8.25%.
11/01/06	200,000	Repayment of the preferred stock issued to fund the redemption of our Series F Preferred Stock.
11/15/06	250,000	Repayment of unsecured notes, which had a fixed rate of 6.875%.

            Other amounts drawn on our Credit Facility were primarily for general working capital purposes. We repaid a total of $2.8 billion on our Credit Facility during the year ended December 31, 2006. The total outstanding balance on our Credit Facility as of December 31, 2006 was $305.1 million, and the maximum amount outstanding during the year was approximately $2.0 billion. During the year ended December 31, 2006, the weighted average outstanding balance on our Credit Facility was approximately $1.1 billion.

            Acquisition Facility.    We borrowed $1.8 billion in 2004 to finance the cash portion of our acquisition of Chelsea. As disclosed above, this facility has been fully repaid.

Secured Debt

            Mortgages and Other Indebtedness.    The balance of fixed and variable rate mortgage notes was $4.4 billion and $4.6 billion as of December 31, 2006 and 2005, respectively, including related premiums. Of the 2006 amount, $4.3 billion is nonrecourse to us. The fixed-rate mortgages generally require monthly payments of principal and/or interest. The interest rates of variable-rate mortgages are typically based on LIBOR. During the twelve-month period ended December 31, 2006, we repaid $275.8 million in mortgage loans, unencumbering four properties.

            As a result of the acquisition of our partner's 50% ownership interest in Mall of Georgia on November 1, 2006, we now own 100% of the mall and the Property was consolidated as of the acquisition date. This included the consolidation of the Property's $192.0 million 7.09% fixed-rate mortgage.

Debt Maturity and Other

            Our scheduled principal repayments on indebtedness as of December 31, 2006 are as follows:

2007	$1,683,966
2008	809,667
2009	1,653,486
2010	2,001,021
2011	2,309,420
Thereafter	6,882,596

Total principal maturities	15,340,156
Net unamortized debt premium and other	54,333

Total mortgages and other indebtedness	$15,394,489

            Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the year ended December 31,
	2006	2005	2004
Cash paid for interest	$845,964	$822,906	$648,984

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

            As of December 31, 2006, we have reflected the fair value of outstanding consolidated derivatives in other liabilities for $9.4 million. In addition, we recorded the benefits from our treasury lock and interest rate hedge agreements in accumulated comprehensive income and the unamortized balance of these agreements is $5.7 million as of December 31, 2006. The net benefits from terminated swap agreements are also recorded in accumulated comprehensive income and the unamortized balance is $12.2 million as of December 31, 2006. As of December 31, 2006, our outstanding LIBOR based derivative contracts consist of:

•
interest rate cap protection agreements with a notional amount of $95.7 million that mature in May 2007.

•
variable rate swap agreements with a notional amount of $370.0 million that mature in September 2008 and January 2009 and have a weighted average pay rate of 5.36% and a weighted average receive rate of 3.72%.

            Within the next twelve months, we expect to reclassify to earnings approximately $4.3 million of income of the current balance held in accumulated other comprehensive income. The amount of ineffectiveness relating to fair value and cash flow hedges recognized in income during the periods presented was not material.

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

	2006	2005
Fair value of fixed-rate mortgages and other indebtedness	$14,479,171	$12,078,531
Average discount rates assumed in calculation of fair value	6.53%	6.11%

9.    Rentals under Operating Leases

            Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2006 are as follows:

2007	$1,619,178
2008	1,491,243
2009	1,339,472
2010	1,163,250
2011	976,740
Thereafter	2,921,770

$9,511,653

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

            The holders of common stock of Simon Property are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. At the time of the initial public offering of Simon Property's predecessor in 1993, the charter of the predecessor gave Melvin Simon, Herbert Simon, David Simon and certain of their affiliates (the "Simons") the right to elect four of the thirteen members of the Board, conditioned upon the Simons, or entities they control, maintaining specified levels of equity ownership in Simon Property's predecessor, the Operating Partnership and all of their subsidiaries. In addition, at that time, Melvin Simon & Associates, Inc. ("MSA"), acquired 3,200,000 shares of Class B common stock. MSA placed the Class B common stock into a voting trust under which the Simons were the sole trustees. These voting trustees had the authority to elect the four members of the Board. These same arrangements were incorporated into Simon Property's Charter in 1998 during the combination of its predecessor and Corporate Property Investors, Inc. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with Melvin Simon, Herbert Simon or David Simon. The holder of the Class C common stock (the "DeBartolos") is entitled to elect two of the thirteen members of the Board. Shares of Class C common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the members of the DeBartolo family or entities controlled by them. The Class B and Class C shares can be converted into shares of common stock at the option of the holders. At the initial offering we reserved 3,200,000 and 4,000 shares of common stock for the possible conversion of the outstanding Class B and Class C shares, respectively.

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

Common Stock Issuances and Repurchases

            In 2006, we issued 86,800 shares of common stock to five limited partners in exchange for an equal number of Units.

            We issued 414,659 shares of common stock related to employee and director stock options exercised during 2006. We used the net proceeds from the option exercises of approximately $14.9 million to acquire additional units of the Operating Partnership. The Operating Partnership used the net proceeds for general working capital purposes.

            On May 12, 2006, the Board authorized the repurchase of up to 6,000,000 shares of our common stock subject to a maximum aggregate purchase price of $250 million over the next twelve months as market conditions warrant. We may purchase the shares in the open market or in privately negotiated transactions. There have been no purchases under this program since May, 2006.

            Beginning on April 3, 2006, holders of Simon Property Group's Series I 6% Convertible Perpetual Preferred Stock ("Series I Preferred Stock") could elect to convert their shares during the year into shares of Simon Property common stock per the preferred stock agreement. During the twelve months ended December 31, 2006, 283,907 shares of Series I Preferred Stock were converted into 222,933 shares of Simon Property common stock.

Preferred Stock

            The following table summarizes each of the authorized series of preferred stock of Simon Property as of December 31:

	2006	2005
Series B 6.5% Convertible Preferred Stock, 5,000,000 shares authorized, none issued and outstanding	$—	$—
Series C 7.00% Cumulative Convertible Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series D 8.00% Cumulative Redeemable Preferred Stock, 2,700,000 shares authorized, none issued or outstanding	—	—
Series E 8.00% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, none issued and outstanding	—	—
Series F 8.75% Cumulative Redeemable Preferred Stock, 8,000,000 shares authorized, 0 and 8,000,000 issued and outstanding	—	192,989
Series G 7.89% Cumulative Step-Up Premium Rate Preferred Stock, 3,000,000 shares authorized, 3,000,000 issued and outstanding	148,843	148,256
Series H Variable Rate Preferred Stock, 4,530,000 shares authorized, none issued and outstanding	—	—
Series I 6% Convertible Perpetual Preferred Stock, 19,000,000 shares authorized, 13,781,753 and 13,835,174 issued and outstanding	689,088	691,759
Series J 8 3/8% Cumulative Redeemable Preferred Stock, 1,000,000 shares authorized, 796,948 issued and outstanding, including unamortized premium of $6,842 and 7,171 in 2006 and 2005, respectively.	46,689	47,018
Series K Variable Rate Redeemable Preferred Stock, 8,000,000 shares authorized, none issued and outstanding	—	—

	$884,620	$1,080,022

            Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays preferred distributions to Simon Property equal to the dividends paid on the preferred stock issued.

            Series B Convertible Preferred Stock.    During 2003, all of the outstanding shares of our 6.5% Series B Convertible Preferred Stock were either converted into shares of common stock or were redeemed at a redemption price of $106.34 per share. We issued an aggregate of 1,628,400 shares of common stock to the holders who exercised their conversion rights. The remaining 18,340 shares of Series B preferred stock were redeemed with cash from the proceeds of the private issuance of a new series of preferred stock (Series H).

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

            Series E Cumulative Redeemable Preferred Stock.    We issued the Series E Cumulative Redeemable Preferred Stock for $24.2 million. These preferred shares were being accreted to their liquidation value. The Series E Cumulative Redeemable Preferred Stock was redeemed on November 10, 2004, at the liquidation value of $25 per share.

            Series F Cumulative Redeemable Preferred Stock.    The 8.75% Series F Cumulative Redeemable Preferred Stock (the "Series F Preferred Stock") were redeemable at any time on or after September 29, 2006, at a liquidation value of $25.00 per share (payable solely out of the sale proceeds of other capital stock of Simon Property, which may include other series of preferred shares), plus accrued and unpaid dividends. Effective October 4, 2006, we redeemed all 8,000,000 shares of our Series F Preferred Stock at a liquidation preference of $25.00 per share plus accrued dividends. Funds to redeem the Series F Preferred Stock were obtained through the issuance of a new series of preferred stock issued in a private transaction (Series K). These preferred shares were subsequently repurchased prior to year end at par value with borrowings from our Credit Facility. We recorded a $7.0 million charge to net income during the fourth quarter of 2006 related to the redemption of the Series F Preferred Stock.

            Series G Cumulative Step-Up Premium Rate Preferred Stock.    The 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock are being accreted to their liquidation value and may be redeemed at any time on or after September 30, 2007 at a liquidation value of $50.00 per share (payable solely out of the sale proceeds of other capital stock of Simon Property, which may include other series of preferred shares), plus accrued and unpaid dividends. Beginning October 1, 2012, the rate on this series of preferred stock increases to 9.89% per annum. We intend to redeem the Series G Preferred Shares prior to October 1, 2012. This series of preferred stock does not have a stated maturity or is convertible into any other securities of Simon Property. This series is not subject to any mandatory redemption provisions, except as needed to maintain or bring the direct or indirect ownership of the capital stock of Simon Property into conformity with REIT requirements. The Operating Partnership pays a preferred distribution to Simon Property equal to the dividends paid on this series of preferred stock.

            Series H Variable Rate Preferred Stock.    To fund the redemption of the Series B Preferred Stock in 2003, we issued 3,328,540 shares of Series H Variable Rate Preferred Stock for $83.2 million. We repurchased 3,250,528 shares of the Series H Preferred Stock for $81.3 million on December 17, 2003. On January 7, 2004 we repurchased the remaining 78,012 shares for $1.9 million.

            Series I 6% Convertible Perpetual Preferred Stock.    On October 14, 2004, we issued 13,261,712 shares of this new series of preferred stock in the Chelsea Acquisition. The terms of this new series of preferred stock is substantially identical to those of the respective series of Preferred Units. In 2006, unitholders exchanged 230,486 units of the 6% Convertible Perpetual Preferred Units for an equal number of shares of Series I Preferred Stock. In prior years, 573,466 units were exchanged for an equal number of shares of preferred stock. Distributions are to be made quarterly beginning November 30, 2004 at an annual rate of 6% per share. On or after October 14, 2009, we shall have the option to redeem the 6% Convertible Perpetual Preferred Stock, in whole or in part, for shares of common stock only at a liquidation preference of $50.00 per share plus accumulated and unpaid dividends. However, if the redemption date falls between the record date and dividend payment date the redemption price will be equal to only the liquidation preference per share, and will not include any amount of dividends declared and payable on the corresponding dividend payment date. The redemption may occur only if, for 20 trading days within a period of 30 consecutive trading days ending on the trading day before notice of redemption is issued, the closing price per share of common stock exceeds 130% of the applicable conversion price. The 6% Convertible Perpetual Preferred Stock shall be convertible into a number of fully paid and non-assessable common shares upon the occurrence of a conversion triggering event. A conversion triggering event includes the following: (a) if the 6% Convertible Perpetual Preferred Share is called for redemption by us; or, (b) if we are a party to a consolidation, merger, binding share exchange, or sale of all or substantially all of our assets; or, (c) if during any fiscal quarter after the fiscal quarter ending December 31, 2004, the closing sale price of the common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 125% of the applicable conversion price. If the closing price condition is not met at the end of any fiscal quarter, then conversions will not be permitted in the following fiscal quarter.

            As of December 31, 2006, the conversion trigger price of $79.27 had been met and the Series I Preferred Stock is convertible into 0.78846 of a share of Simon Property common stock beginning January 2, 2007 through March 30, 2007. During the twelve months ended December 31, 2006, 283,907 shares of Series I Preferred Stock were converted into 222,933 shares of Simon Property common stock.

            Series J 8 3/8% Cumulative Redeemable Preferred Stock.    On October 14, 2004, we issued 796,948 shares of Series J 8 3/8% Cumulative Redeemable Preferred Stock in replacement of an existing series of Chelsea preferred stock in the Chelsea Acquisition. On or after October 15, 2027, the Series J Preferred Stock, in whole or in part, may be redeemed at our option at a price, payable in cash, of $50.00 per share (payable solely out of the sale proceeds of other capital stock of Simon Property, which may include other series of preferred shares), plus accumulated and unpaid dividends. The Series J Preferred Stock is not convertible or exchangeable for any other property or securities of Simon Property. The Series J Preferred Stock was issued at a premium of $7,553 as of the date of our acquisition of Chelsea.

            Series K Variable Rate Redeemable Preferred Stock.    To fund the redemption of the Series F Preferred Stock in the fourth quarter of 2006, we issued 8,000,000 shares of Series K Variable Rate Redeemable Preferred Stock for $200.0 million. During the fourth quarter, we repurchased all 8,000,000 shares of this preferred stock at the same price.

Limited Partners' Preferred Interests in the Operating Partnership

            The following table summarizes each of the authorized preferred units of the Operating Partnership as of December 31:

	2006	2005
6% Series I Convertible Perpetual Preferred Units, 19,000,000 units authorized, 3,935,165 and 4,177,028 issued and outstanding	$196,759	$208,852
7.75% / 8.00% Cumulative Redeemable Preferred Units, 900,000 shares authorized, 850,698 issued and outstanding	85,070	85,070
7.5% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding	25,537	25,537
7% Cumulative Convertible Preferred Units, 2,700,000 units authorized, 261,683 and 1,410,760 issued and outstanding	7,327	39,501
8.00% Cumulative Redeemable Preferred Units, 2,700,000 units authorized, 1,425,573 issued and outstanding	42,767	42,767

	$357,460	$401,727

            6% Series I Convertible Perpetual Preferred Units.    On October 14, 2004, the Operating Partnership issued 4,753,794 6% Convertible Perpetual Preferred Units in the Chelsea Acquisition. In 2006, unitholders exchanged 230,486 units of the 6% Convertible Perpetual Preferred Units for an equal number of shares of Series I Preferred Stock. In prior years, 573,466 units were exchanged for an equal number of shares of preferred stock. The Series I Units have terms that are substantially identical to the respective series of Preferred Stock, except that as it relates to the Series I Units, we have the option to satisfy the holder's exchange of Series I Preferred Units for cash or Series I Preferred Stock.

            7.75%/8.00% Cumulative Redeemable Preferred Units.    During 2003, in connection with the purchase of additional interest in certain Properties, the Operating Partnership issued 7.75%/8.00% Cumulative Redeemable Preferred Units (the "7.75% Preferred Units") that accrue cumulative dividends at a rate of 7.75% of the liquidation value for the period beginning December 5, 2003 and ending December 31, 2004, 8.00% of the liquidation value for the period beginning January 1, 2005 and ending December 31, 2009, 10.00% of the liquidation value for the period beginning

January 1, 2010 and ending December 31, 2010, and 12% of the liquidation value thereafter. These dividends are payable quarterly in arrears. A unitholder may require the Operating Partnership to repurchase the 7.75% Preferred Units on or after January 1, 2009, or any time the aggregate liquidation value of the outstanding units exceeds 10% of the book value of partners' equity of the Operating Partnership. The Operating Partnership may redeem the 7.75% Preferred Units on or after January 1, 2011, or earlier upon the occurrence of certain tax triggering events. Our intent is to redeem these units after January 1, 2009, after the occurrence of a tax triggering event. The redemption price is the liquidation value plus accrued and unpaid distributions, payable in cash or interest in one or more properties mutually agreed upon.

            7.5% Cumulative Redeemable Preferred Units.    The Operating Partnership issued 7.5% Cumulative Redeemable Preferred Units (the "7.5% Preferred Units") in connection with the purchase of additional interest in Kravco. The 7.5% Preferred Units accrue cumulative dividends at a rate of $7.50 annually, which is payable quarterly in arrears. The Operating Partnership may redeem the 7.5% Preferred Units on or after November 10, 2013, unless there is the occurrence of certain tax triggering events such as death of the initial unitholder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The 7.5% Preferred Units' redemption price is the liquidation value plus accrued and unpaid distributions, payable either in cash or shares of common stock. In the event of the death of a holder of the 7.5% Preferred Units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the Preferred unitholder may require the Operating Partnership to redeem the 7.5% Preferred Units payable at the option of the Operating Partnership in either cash or shares of common stock.

            7.00% Cumulative Convertible Preferred Units.    The 7.00% Cumulative Convertible Preferred Units (the "7.00% Preferred Units") accrue cumulative dividends at a rate of $1.96 annually, which is payable quarterly in arrears. The 7.00% Preferred Units are convertible at the holders' option on or after August 27, 2004, into either a like number of shares of 7.00% Cumulative Convertible Preferred Stock of Simon Property with terms substantially identical to the 7.00% Preferred Units or Units of the Operating Partnership at a ratio of 0.75676 to one provided that the closing stock price of Simon Property's common stock exceeds $37.00 for any three consecutive trading days prior to the conversion date. The Operating Partnership may redeem the 7.00% Preferred Units at their liquidation value plus accrued and unpaid distributions on or after August 27, 2009, payable in Units. In the event of the death of a holder of the 7.00% Preferred Units, or the occurrence of certain tax triggering events applicable to a holder, the Operating Partnership may be required to redeem the 7.00% Preferred Units at liquidation value payable at the option of the Operating Partnership in either cash (the payment of which may be made in four equal annual installments) or shares of common stock. In 2006, 42 unitholders converted 1,149,077 of the preferred units into common units.

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

            Notes Receivable from Former CPI Stockholders.    Notes receivable of $17,261 from former Corporate Property Investors, Inc. ("CPI") stockholders, which result from securities issued under CPI's executive compensation program and were assumed in our merger with CPI, are reflected as a deduction from capital in excess of par value in the consolidated statements of stockholders' equity in the accompanying financial statements. The notes do not bear interest and become due at the time the underlying shares are sold.

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

            Administration.    The 1998 Plan is administered by Simon Property's Compensation Committee (the "Committee"). The Committee, at its sole discretion, determines which eligible individuals may participate and the type, extent and terms of the Awards to be granted to them. In addition, the Committee interprets the 1998 Plan and makes all other determinations deemed advisable for the administration of the 1998 Plan. Options granted to employees ("Employee Options") become exercisable over the period determined by the Committee. The exercise price of an Employee Option may not be less than the fair market value of the shares on the date of grant. Employee Options generally vest over a three-year period and expire ten years from the date of grant. We have not granted Employee Options, except for a series of reload options as part of a prior business combination, since 2001.

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

            Pursuant to an amendment to the 1998 Plan approved by the stockholders effective May 7, 2003, Eligible Directors received annual grants of restricted stock in lieu of Director Options. Each Eligible Director received on the first day of the first calendar month following his or her initial election as a director, a grant of 1,000 shares of restricted stock annually. Thereafter, as of the date of each annual meeting of Simon Property's stockholders, Eligible Directors who were re-elected as directors received a grant of 1,000 shares of restricted stock. In addition, Eligible Directors who served as chairpersons of the standing committees of the Board received an additional annual grant in the amount of 500 shares of restricted stock (in the case of the Audit Committee) or 300 shares of restricted stock (in the case of all other standing committees).

            Each award of restricted stock issued prior to May 11, 2006 vested in four equal annual installments on January 1 of each year, beginning in the year following the year in which the award occurred. If a director otherwise ceased to serve as a director before vesting, the unvested portion of the award terminated. Any unvested portion of a restricted stock award vested if the director died or became disabled while in office or has served a minimum of five annual terms as a director, but only if the Compensation Committee or full Board determines that such vesting is appropriate. The restricted stock also vested in the event of a "Change in Control."

            Pursuant to an amendment to the 1998 plan approved by the stockholders effective May 11, 2006, each Eligible Director will receive on the first day of the first calendar month following his or her initial election as a director, an award of restricted stock with a value of $82,500 (pro-rated for partial years of service). Thereafter, as of the date of each annual meeting of the Company's stockholders, Eligible Directors who are re-elected as directors will receive an award of restricted stock having a value of $82,500. In addition, Eligible Directors who serve as chairpersons of the standing committees of the Board of Directors (excluding the Executive Committee) will receive an additional annual award of restricted stock having a value of $10,000 (in the case of the Audit Committee) or $7,500 (in the case of all other standing committees). The Lead Director will also receive an annual restricted stock award having a value of $12,500. The restricted stock will vest in full after one year.

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

            Restricted Stock.    The 1998 Plan also provides for shares of restricted common stock of Simon Property to be granted to certain employees at no cost to those employees, subject to achievement of certain financial and return-based performance measures established by the Compensation Committee related to the most recent year's performance (the "Restricted Stock Program"). Restricted Stock Program grants vest annually over a four-year period (25% each year) beginning on January 1 of the year following the year in which the restricted stock award is granted. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to earnings ratably over the vesting period. Through December 31, 2006 a total of 4,238,812 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards are summarized in the following table for each of the years presented:

	For the Year Ended December 31,
	2006	2005	2004
Restricted stock shares awarded during the year, net of forfeitures	415,098	400,541	365,602
Weighted average grant price of shares granted during the year	$84.33	$61.01	$56.86
Amortization expense for all awards vesting during the year	$23,369	$14,320	$11,935

            The weighted average life of our outstanding options as of December 31, 2006 is 3.6 years. Information relating to Director Options and Employee Options from December 31, 2003 through December 31, 2006 is as follows:

	Director Options		Employee Options
	Options	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2003	92,360	$27.48	1,852,033	$26.16

Granted and other (1)	—	N/A	263,884	49.79
Exercised	(28,070)	29.13	(364,873)	27.05
Forfeited	—	N/A	(55,018)	24.15

Shares under option at December 31, 2004	64,290	$26.75	1,696,026	$29.71

Granted	—	N/A	18,000	61.48
Exercised	(22,860)	25.25	(183,604)	27.20
Forfeited	(3,930)	25.51	(2,500)	25.54

Shares under option at December 31, 2005	37,500	$27.80	1,527,922	$30.39

Granted	—	N/A	70,000	90.87
Exercised	(18,000)	27.68	(396,659)	36.02
Forfeited	(3,000)	24.25	(3,000)	24.47

Shares under option at December 31, 2006	16,500	$28.57	1,198,263	$32.07

(1)
Principally Chelsea options issued to certain employees as part of acquisition consideration.

	Outstanding			Exercisable
Director Options: Range of Exercise Prices
	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
$22.26 - $33.68	16,500	3.07	$28.57	16,500	$28.57

Total	16,500		$28.57	16,500	$28.57

	Outstanding			Exercisable
Employee Options: Range of Exercise Prices
	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
$22.36 - $30.38	989,539	3.35	$25.24	989,539	$25.24
$30.39 - $46.97	59,749	7.10	$46.97	59,749	$46.97
$46.98 - $63.51	78,975	5.24	$54.27	78,975	$54.27
$63.52 - $90.87	70,000	1.72	$90.87	—	N/A

Total	1,198,263		$32.07	1,128,263	$28.42

            We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

Exchange Rights

            Limited partners in the Operating Partnership have the right to exchange all or any portion of their Units for shares of common stock on a one-for-one basis or cash, as selected by the Board. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of Simon Property's common stock at that time. At December 31, 2006, we had reserved 79,592,963 shares of common stock for possible issuance upon the exchange of Units, options, Class B and C common stock and certain convertible preferred stock.

11.    Commitments and Contingencies

Litigation

            On November 15, 2004, the Attorneys General of Massachusetts, New Hampshire and Connecticut filed complaints in their respective state Superior Courts against us and our affiliate, SPGGC, Inc., alleging that the sale of co-branded, bank-issued gift cards sold in certain of its Portfolio Properties violated gift certificate statutes and consumer protection laws in those states. Each of these suits seeks injunctive relief, unspecified civil penalties and disgorgement of any fees determined to be improperly charged to consumers. We filed our own actions for declaratory judgment actions in Federal district courts in each of the three states.

            With respect to the New Hampshire litigation, on August 1, 2006, the Federal district court in New Hampshire granted our motion for summary judgment and held that the gift card program that has been in existence since September 1, 2005 is a banking product and state law regulation is preempted by Federal banking laws. However, the Attorney General's appeal of this judgment in our favor in Federal district court in New Hampshire is pending. In February 2007, we entered into a voluntary, no-fault settlement agreement regarding the elements of the New Hampshire action which related to the program that existed before September 1, 2005. This settlement did not have a significant impact on the results of our operations.

            In addition, we are a defendant in three other proceedings relating to the gift card program. Each of the three proceedings has been brought as a purported class action and alleges violation of state consumer protection laws, state abandoned property and contract laws or state statutes regarding gift certificates or gift cards and seeks a variety of remedies including unspecified damages and injunctive relief.

            We believe that we have viable defenses under both state and federal laws to the above pending gift card actions. Although it is not possible to provide any assurance of the ultimate outcome of any of these pending actions, management does not believe that an adverse outcome would have a material adverse effect on our financial position, results of operations or cash flow.

            As previously disclosed, we were a defendant in a suit brought against us by a partner in a partnership in which we previously held ownership in, Mall of America Associates (MOAA). Effective November 2, 2006, all parties agreed to settle the lawsuit and all claims with no settlement payment due by either party. Prior to that date we were a beneficial interest holder in the operations of MOAA which entitled us the right to receive cash flow distributions and capital transaction proceeds, or approximately a 25% interest in the underlying mall operations. Concurrently with the settlement of the litigation, the Simon family partner in MOAA sold its interest in MOAA and we received $102.2 million of capital transaction proceeds related to this transaction, terminating our beneficial interests, and resulting in a gain of $86.5 million.

            We are involved in various other legal proceedings that arise in the ordinary course of our business. We believe that such routine litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Lease Commitments

            As of December 31, 2006, a total of 32 of the consolidated Properties are subject to ground leases. The termination dates of these ground leases range from 2007 to 2090. These ground leases generally require us to make payments of a fixed annual rent, or a fixed annual rent plus a participating percentage over a base rate based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense and discontinued operations as follows:

	For the year ended December 31,
	2006	2005	2004
Ground lease expense	$29,301	$25,584	$20,689

            Future minimum lease payments due under such ground leases for years ending December 31, excluding applicable extension options, are as follows:

2007	$16,790
2008	17,036
2009	16,963
2010	16,746
2011	16,721
Thereafter	705,710

$789,966

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

Guarantees of Indebtedness

            Joint venture debt is the liability of the joint venture, and is typically secured by the joint venture Property, which is non-recourse to us. As of December 31, 2006, we have loan guarantees and other guarantee obligations of $43.6 million and $19.0 million, respectively, to support our total $3.5 billion share of joint venture mortgage and other indebtedness in the event the joint venture partnership defaults under the terms of the underlying arrangement. Mortgages which are guaranteed by us are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

            We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlet centers and community/lifestyle centers rely heavily upon anchor tenants like most retail properties. Four retailers occupied 474 of the approximately 1,000 anchor stores in the Properties as of December 31, 2006. An affiliate of one of these retailers is a limited partner in the Operating Partnership.

Limited Life Partnerships

            FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of a portion of the Statement has been indefinitely postponed by the FASB. We have certain transactions, arrangements, or financial instruments that have been identified that appear to meet the criteria for liability recognition in accordance with paragraphs 9 and 10 under SFAS 150 due to the finite life of certain joint venture arrangements. However, SFAS 150 requires disclosure of the estimated settlement value of these non-controlling interests. As of December 31, 2006 and 2005, the estimated settlement value of these non-controlling interests was approximately $175 million and $145 million, respectively.

12.    Related Party Transactions

            Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc. ("MSA"), a related party, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the year ended December 31,
	2006	2005	2004
Amounts charged to unconsolidated joint ventures	$62,879	$58,450	$59,500
Amounts charged to properties owned by related parties	9,494	9,465	9,694

13.    Recently Issued Accounting Pronouncements

            In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of Accounting Principles Board ("APB") Opinion No. 29." SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless: (a) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits; or (b) the transactions lack commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement did not have a material impact on our financial position or results of operations.

            In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which revises SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." This Statement requires that a public entity measure the cost of equity-based service awards based on the grant date fair value of the award. All share-based payments to employees, including grants of employee stock options, are required to be recognized in the income statement based on their fair value. SFAS No. 123(R) is effective as of the beginning of the first annual reporting period after June 15, 2005. Other than the reclassification of the unamortized portion of our restricted stock awards to capital in excess of par in the consolidated balance sheets, the adoption of this Statement did not have a material impact on our financial position or results of operations. We began expensing the vested portion of stock option awards to the recipients in the consolidated statements of operations in 2002.

            In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." This Statement requires voluntary changes in accounting to be accounted for retrospectively and all prior periods to be restated as if the newly adopted policy had always been used, unless it is impracticable. APB Opinion No. 20 previously required most voluntary changes in accounting to be recognized by including the cumulative effect of the change in accounting in net income in the period of change. This Statement also requires a change in method of depreciation, amortization or depletion for a long-lived asset be accounted for as a change in estimate that is affected by a change in accounting principle. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The adoption of this Statement did not have a material impact on our financial position or results of operations.

            In June 2005, the FASB ratified its consensus in EITF Issue 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (Issue 04-05). The effective date for Issue 04-05 is June 29, 2005 for all new or modified partnerships and January 1, 2006 for all other partnerships for the applicable provisions. The adoption of the provisions of EITF 04-05 did not have a material impact on our financial position or results of operations.

            In June 2005, the FASB ratified its consensus in EITF 05-06, "Determining the Amortization Period of Leasehold Improvements" (Issue 05-06). The effective date for Issue 05-06 is June 29, 2005. The adoption of the provisions of EITF 05-06 did not have a material impact on our financial position or results of operations.

            During 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143, Asset Retirement Obligations" ("FIN 47"). FIN 47 provides clarification of the term "conditional asset retirement obligation" as used in SFAS 143, defined as a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional on a future event that may or may not be within our control. Under this standard, we must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN 47 became effective for our year ended December 31, 2005. The adoption of FIN 47 did not have a material adverse effect on our consolidated financial statements. Certain of our real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and we have no current plans to remove the asbestos. If these properties were demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this asset retirement obligation.

            In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 becomes effective on January 1, 2007. We do not expect FIN 48 will have a material impact on our financial position or results of operations.

            In September 2006, the FASB issued FASB No. 157, "Fair Value Measurements". SFAS 157 is definitional and disclosure oriented and addresses how companies should approach measuring fair value when required by GAAP; it does not create or modify any current GAAP requirements to apply fair value accounting. The Standard provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS 157 prescribes various disclosures about financial statement categories and amounts which are measured at fair value, if such disclosures are not already specified elsewhere in GAAP. The new measurement and disclosure requirements of SFAS 157 are effective for us in the first quarter of 2008. We do not expect the adoption of SFAS 157 will have a significant impact on our results of operations or financial position.

14.    Quarterly Financial Data (Unaudited)

            Quarterly 2006 and 2005 data is summarized in the table below and, as disclosed in Note 3, the amounts have been reclassified from previously disclosed amounts due to presentation of the classification of the Limited Partners' interest in the Operating Partnership and the preferred distributions of the Operating Partnership.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Total revenue	$787,649	$798,738	$818,736	$927,031
Operating income	299,204	310,049	321,324	389,652
Income from continuing operations	122,461	101,282	112,950	226,750
Net income available to common stockholders	104,017	82,868	94,592	204,668
Income from continuing operations per share — Basic	$0.47	$0.37	$0.43	$0.93
Net income per share — Basic	$0.47	$0.37	$0.43	$0.93
Income from continuing operations per share — Diluted	$0.47	$0.37	$0.43	$0.92
Net income per share — Diluted	$0.47	$0.37	$0.43	$0.92
Weighted average shares outstanding	220,580,464	220,990,425	221,198,011	221,317,474
Diluted weighted average shares outstanding	221,553,566	221,875,643	222,069,615	222,185,308
2005
Total revenue	$741,969	$752,082	$783,012	$889,790
Operating income	269,595	288,824	298,837	348,167
Income from continuing operations	72,912	78,936	84,677	116,882
Net income available to common stockholders	57,067	154,811	74,358	115,659
Income from continuing operations per share — Basic	$0.25	$0.27	$0.30	$0.45
Net income per share — Basic	$0.26	$0.70	$0.34	$0.53
Income from continuing operations per share — Diluted	$0.25	$0.27	$0.30	$0.44
Net income per share — Diluted	$0.26	$0.70	$0.34	$0.52
Weighted average shares outstanding	220,386,301	220,227,523	220,558,724	219,861,205
Diluted weighted average shares outstanding	221,281,321	221,110,797	221,491,013	220,784,422

15.    Subsequent Event—Acquisition of the Mills Corporation

            On February 16, 2007, SPG-FCM Ventures, LLC ("SPG-FCM") a newly formed joint venture owned 50% by an entity owned by Simon Property and 50% by funds managed by Farallon Capital Management, L.L.C. ("Farallon") entered into a definitive merger agreement with The Mills Corporation ("Mills") pursuant to which SPG-FCM will acquire Mills for $25.25 per common share in cash. The total value of the transaction is approximately $1.64 billion for all of the outstanding common stock of Mills and common units of The Mills Limited Partnership ("Mills LP") not owned by Mills, and approximately $7.3 billion, including assumed debt and preferred stock.

            The acquisition will be completed through a cash tender offer at $25.25 per share for all outstanding shares of Mills common stock, which is expected to conclude in late March or early April 2007. If successful, the tender offer will be followed by a merger in which all shares not acquired in the offer will be converted into the right to receive the offer price. Completion of the tender offer is subject to the receipt of valid tenders of sufficient shares to result in ownership of a majority of Mills' fully diluted common shares and the satisfaction of other customary conditions. Mills LP common unitholders will receive $25.25 per unit in cash, subject to certain qualified unitholders having the option to exchange their units for limited partnership units of the Operating Partnership based upon a fixed exchange ratio of 0.211 Operating Partnership units for each unit of Mills LP.

            In connection with the proposed transaction, we made a loan to Mills on February 16, 2007 to permit it to repay a loan facility provided by a previous bidder for Mills. The $1.188 billion loan to Mills carries a rate of LIBOR plus 270 basis points. The loan facility also permits Mills to borrow an additional $365 million on a revolving basis for working capital requirements and general corporate purposes. Simon Property or an affiliate of Mills will serve as the manager for all or a portion of the 38 properties that SPG-FCM will acquire an interest in following the completion of the tender offer.

            We will be required to provide at least 50% of the funds necessary to complete the tender offer. We have and intend to obtain all funds necessary to fulfill our equity requirement for SPG-FCM, as well as any funds that we have or will provide in the form of loans to Mills, from available cash and our Credit Facility.

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