Form 10-K, Exhibit 13
period 2010-12-31
SIMON PROPERTY GROUP INC /DE/
filed 2011-02-25
CIK 1063761

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

	As of or for the Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands, except per share data)
OPERATING DATA:
Total consolidated revenue	$3,957,630	$3,775,216	$3,783,155	$3,650,799	$3,332,154
Consolidated income from continuing operations	753,514	387,262	599,560	674,605	729,727
Net income available to common stockholders	$610,424	$283,098	$422,517	$436,164	$486,145
BASIC EARNINGS PER SHARE:
Income from continuing operations	$2.10	$1.06	$1.88	$2.09	$2.20
Discontinued operations	—	—	—	(0.13)	—

Net income attributable to common stockholders	$2.10	$1.06	$1.88	$1.96	$2.20

Weighted average shares outstanding	291,076	267,055	225,333	222,998	221,024
DILUTED EARNINGS PER SHARE:
Income from continuing operations	$2.10	$1.05	$1.87	$2.08	$2.19
Discontinued operations	—	—	—	(0.13)	—

Net income attributable to common stockholders	$2.10	$1.05	$1.87	$1.95	$2.19

Diluted weighted average shares outstanding	291,350	268,472	225,884	223,777	221,927
Dividends per share (1)	$2.60	$2.70	$3.60	$3.36	$3.04
BALANCE SHEET DATA:
Cash and cash equivalents	$796,718	$3,957,718	$773,544	$501,982	$929,360
Total assets	24,857,429	25,948,266	23,422,749	23,442,466	22,003,173
Mortgages and other indebtedness	17,473,760	18,630,302	18,042,532	17,218,674	15,394,489
Total equity	$5,633,752	$5,182,962	$3,101,967	$3,414,612	$4,040,676
OTHER DATA:
Cash flow provided by (used in):
Operating activities	$1,755,210	$1,720,520	$1,635,887	$1,559,432	$1,316,148
Investing activities	(1,246,695)	(418,991)	(1,022,275)	(2,049,576)	(607,432)
Financing activities	(3,669,515)	1,882,645	(342,050)	62,766	(116,404)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.44x	1.26x	1.40x	1.44x	1.56x
Funds from Operations (FFO) (2)	$1,762,322	$1,748,280	$1,852,331	$1,691,887	$1,537,223

FFO allocable to Simon Property	$1,465,728	$1,440,554	$1,477,446	$1,342,496	$1,215,319

FFO per diluted share	$5.01	$5.33	$6.42	$5.90	$5.39

Notes

(1)
Represents dividends declared per period.

(2)
FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition and reconciliation of FFO.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

            The following discussion should be read in conjunction with the consolidated financial statements and notes thereto that are included in this Annual Report to Stockholders.

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

            We own, develop and manage retail real estate properties, which consist primarily of regional malls, Premium Outlets®, The Mills®, and community/lifestyle centers. As of December 31, 2010, we owned or held an interest in 338 income-producing properties in the United States, which consisted of 161 regional malls, 58 Premium Outlets, 66 community/lifestyle centers, 36 properties acquired in the 2007 acquisition of The Mills Corporation, or the Mills acquisition, and 17 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties acquired in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. Internationally, as of December 31, 2010, we had ownership interests in 45 European shopping centers in Italy, eight Premium Outlets in Japan, one Premium Outlet in Mexico, and one Premium Outlet in South Korea. On July 15, 2010, we and our joint venture partner sold our collective interests in Simon Ivanhoe S.à.r.l., or Simon Ivanhoe, which owned seven shopping centers located in France and Poland.

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

            We seek growth in earnings, funds from operations, or FFO, and cash flows by enhancing the profitability and operation of our properties and investments. We seek to accomplish this growth through the following:

  •
  Focusing on leasing to increase revenues and utilizing economies of scale to reduce operating expenses,

  •
  Expanding and re-tenanting existing franchise locations at competitive market rates,

  •
  Selectively acquiring high quality real estate assets or portfolios of assets, and

  •
  Selling non-core assets.

            We also grow by generating supplemental revenue from the following activities:

  •
  Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (such as handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,

  •
  Offering property operating services to our tenants and others, including waste handling and facility services, and the sale of energy,

  •
  Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

  •
  Generating interest income on cash deposits and loans made to related entities.

            We focus on high quality real estate across the retail real estate spectrum. We expand or modernize to enhance profitability and market share of existing assets when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in markets that exhibit strong population and economic growth.

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

Results Overview

            Diluted earnings per common share increased from $1.05 in 2009 to $2.10 in 2010. Significant factors contributing to the year-over-year change included:

  •
  improved operating performance and core business fundamentals in 2010, coupled with fewer tenant bankruptcies and the recovery of amounts for which we had previously reserved,

  •
  the effect of our acquisition and expansion activity, including the acquisition of Prime,

  •
  a gain due to acquisition of controlling interest, sale or disposal of assets and interests in unconsolidated entities, net of $321.0 million, or $0.91 per diluted share, primarily driven by the sale of our interest in Simon Ivanhoe in the third quarter of 2010,

  •
  a $350.7 million, or $1.00 per diluted share, debt extinguishment charge recorded during 2010 related to our two senior unsecured notes tender offers,

  •
  transaction expenses of $69.0 million, or $0.19 per diluted share, for costs incurred related to the Prime acquisition, other acquisition-related activities and the settlement of a transaction related dispute,

  •
  in 2009, a $140.5 million, or $0.44 per diluted share, other-than-temporary impairment charge related to our investment in Liberty International PLC, or Liberty, due to the significance and duration of the decline in quoted fair value, including related currency exchange component, below the carrying value of the securities,

  •
  in 2009, a $88.1 million, or $0.27 per diluted share, net of related tax benefit and noncontrolling interest share, non-cash impairment charge related to three underperforming assets, including one consolidated operating property and two joint venture assets, the write-off of certain predevelopment costs related to projects that we no longer plan to pursue due to economic conditions, and adjustments to carrying values for certain parcels of land, and

  •
  in 2009, net losses related to the sale of assets and interests in unconsolidated entities of $30.1 million, or $0.09 per diluted share.

            Core business fundamentals during 2010 improved from the difficult economic environment that existed during 2009. Comparable sales per square foot, or psf, increased to $494 psf, or 9.3%, for our regional malls and Premium Outlets. Average base rents increased 1.0% to $38.87 psf as of December 31, 2010, from $38.47 psf as of December 31, 2009. Leasing spreads remained positive as we were able to lease available square feet at higher rents than the expiring rental rates resulting in a leasing spread of $1.15 psf as of December 31, 2010, representing a 3.0% increase over expiring rents. Occupancy was 94.2% as of December 31, 2010, as compared to 93.4% as of December 31, 2009, an increase of 80 basis points.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

            Internationally, on July 15, 2010, we and our partner in Simon Ivanhoe, Ivanhoe Cambridge, Inc., or Ivanhoe Cambridge, sold our collective interests in Simon Ivanhoe which owned seven shopping centers located in France and Poland to Unibail-Rodamco. The joint venture partners received net consideration of €422.5 million for their interests after the repayment of all joint venture debt, subject to certain post-closing adjustments. Our share of the gain on sale of our interests in Simon Ivanhoe was approximately $281 million. A portion of the proceeds was used to repay the €167.4 million (approximately $215 million) principal balance on the Euro-denominated tranche of our $3.9 billion unsecured revolving credit facility, or the Credit Facility.

            Our effective overall borrowing rate at December 31, 2010 decreased four basis points to 5.58% as compared to 5.62% at December 31, 2009. This decrease was primarily due to a $1.3 billion decrease in our portfolio of fixed rate debt ($14.8 billion at December 31, 2010 as compared to $16.1 billion at December 31, 2009) partially offset by an increase in the effective overall borrowing rate on variable rate debt of 74 basis points (1.93% at December 31, 2010 as compared to 1.19% at December 31, 2009). The 74 basis point increase was a result of increased borrowing spreads and LIBOR floors. At December 31, 2010, the weighted average years to maturity of our consolidated indebtedness was approximately 5.9 years as compared to December 31, 2009 of approximately 4.1 years. Our financing activities for the year ended December 31, 2010, included:

  •
  completing two separate cash tender offers for several outstanding series of senior unsecured notes. The first tender offer was for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from January 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes which closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. The weighted average duration of the notes offering was 14.4 years and the weighted average coupon was 5.69%. We reported a $165.6 million loss on extinguishment of debt in the first quarter of 2010 as a result of the tender offer.

  •
  the second cash tender offer was for any and all unsecured notes of three outstanding series with maturity dates ranging from May 2013 to August 2014. The total principal amount of the notes accepted for purchase on August 17, 2010 was approximately $1.33 billion, with a weighted average duration of 3.5 years and a weighted average coupon of 6.06%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $900.0 million of 4.375% senior unsecured notes which closed on August 16, 2010. The senior notes are due on March 1, 2021. We reported a $185.1 million loss on extinguishment of debt in the third quarter of 2010 as a result of the tender offer.

  •
  acquiring an outlet center located in Barceloneta, Puerto Rico from Prime on May 13, 2010 subject to an existing $75.2 million variable-rate mortgage, which matures on May 1, 2014 and bears interest at a rate of LIBOR plus 225 basis points with a LIBOR floor of 1.50%.

  •
  completing the acquisition of Prime on August 30, 2010, in which we acquired an additional 20 outlet centers subject to existing mortgage loans of approximately $1.2 billion which bear interest at fixed rates ranging from 5.51% to 6.01% and mature at various dates throughout 2016.

  •
  increasing our borrowings on our Credit Facility to $858.6 million during the year ended December 31, 2010.

  •
  redeeming a $300.0 million maturing unsecured note which had a fixed rate of 4.875%.

  •
  redeeming a $400.0 million maturing unsecured note which had a fixed rate of 4.60%.

  •
  redeeming a $400.0 million maturing unsecured note which had a fixed rate of 4.875%.

  •
  unencumbering five properties by repaying $1.1 billion in mortgage loans with a weighted average interest rate of 4.35%.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

United States Portfolio Data

            The portfolio data discussed in this overview includes the following key operating statistics: occupancy; average base rent per square foot; and comparable sales per square foot for our domestic assets. We include acquired properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. For comparative purposes, we separate the information below related to community/lifestyle centers, the properties acquired from the Mills Corporation in 2007, or the Mills, from our other U.S. operations. We also do not include any properties located outside of the United States. The following table sets forth these key operating statistics for:

  •
  properties that are consolidated in our consolidated financial statements,

  •
  properties we account for under the equity method of accounting as joint ventures, and

  •
  the foregoing two categories of properties on a total portfolio basis.

	2010	%/Basis Points Change (1)	2009	%/Basis Points Change (1)	2008
U.S. Regional Malls and Premium Outlets (2):
Occupancy
Consolidated	94.8%	+80 bps	94.0%	-50 bps	94.5%
Unconsolidated	92.4%	+100 bps	91.4%	-50 bps	91.9%
Total Portfolio	94.2%	+80 bps	93.4%	-40 bps	93.8%
Average Base Rent per Square Foot
Consolidated	$37.39	1.4%	$36.88	5.8%	$34.86
Unconsolidated	$43.44	0.6%	$43.19	2.8%	$42.03
Total Portfolio	$38.87	1.0%	$38.47	4.9%	$36.69
Comparable Sales per Square Foot
Consolidated	$483	9.3%	$442	(5.6%)	$468
Unconsolidated	$530	9.7%	$483	(7.6%	$523
Total Portfolio	$494	9.3%	$452	(5.8%)	$480
The Mills®:
Occupancy	93.7%	-20 bps	93.9%	-60 bps	94.5%
Average Base Rent per Square Foot	$19.86	1.2%	$19.62	0.6%	$19.51
Comparable Sales per Square Foot	$391	6.0%	$369	(0.8%)	$372
Mills Regional Malls:
Occupancy	90.4%	+110 bps	89.3%	190 bps	87.4%
Average Base Rent per Square Foot	$34.97	(1.2%)	$35.41	(4.3%)	$36.99
Comparable Sales per Square Foot	$408	7.4%	$380	(9.1%)	$418
Community/Lifestyle Centers:
Occupancy	91.6%	+90 bps	90.7%	—	90.7%
Average Base Rent per Square Foot	$13.38	(0.5%)	$13.45	1.8%	$13.25

(1)
Percentages may not recalculate due to rounding. Percentage and basis point changes are representative of the change from the comparable prior period.

(2)
For comparative purposes, U.S. Regional Malls and Premium Outlets statistical data do not include the 21 Prime properties. As of December 31, 2010, Occupancy of these 21 acquired properties was 95.4%, Average Base Rent per Square Foot was $24.75, and Sales per Square Foot were $423.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

            Occupancy Levels and Average Base Rent per Square Foot.    Occupancy and average base rent are based on gross leasable area, or GLA, owned by us in the regional malls, all tenants at the Premium Outlets, all tenants in the Mills portfolio, and all tenants at community/lifestyle centers.

            Comparable Sales per Square Foot.    Comparable sales include total reported retail tenant sales at owned GLA (for mall and freestanding stores with less than 10,000 square feet) in the regional malls and all reporting tenants at the Premium Outlets and the Mills. Retail sales at owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

International Property Data

            The following are selected key operating statistics for certain of our international properties.

	2010	% Change	2009	% Change	2008
European Shopping Centers
Occupancy	97.2%		95.9%		98.4%
Comparable Sales per Square Foot	€388	(3.0)%	€400	(2.7)%	€411
Average Rent per Square Foot	€26.27	(16.4)%	€31.41	4.3%	€30.11
International Premium Outlets (1)
Occupancy	99.8%		99.6%		99.9%
Comparable Sales per Square Foot	¥89,139	(5.6)%	¥94,468	2.7%	¥92,000
Average Rent per Square Foot	¥4,766	1.1%	¥4,714	0.6%	¥4,685

(1)
Does not include one center in Mexico (Premium Outlets Punta Norte) and one center in Korea (Yeoju Premium Outlets).

Critical Accounting Policies

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue, and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of our significant accounting policies, see Note 3 of the Notes to Consolidated Financial Statements.

  •
  We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed its sales threshold.

  •
  We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We measure any impairment of investment property when the estimated

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

    undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments including investments in unconsolidated entities if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments below carrying value is other-than-temporary.

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

  •
  We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.

  •
  A variety of costs are incurred in the development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy and cease capitalization of costs upon opening.

Results of Operations

            In addition to the activity discussed above in "Results Overview", the following acquisitions, dispositions, and property openings affected our consolidated results from continuing operations in the comparative periods:

  •
  During 2010, we disposed of one regional mall, one community center, and one other retail property.

  •
  On August 30, 2010, we completed our previously announced transaction to acquire 21 outlet centers from Prime, including a center located in Puerto Rico, which was acquired on May 13, 2010.

  •
  On August 1, 2010, we acquired a controlling interest in a regional mall.

  •
  During 2009, we disposed of one regional mall and three community centers.

  •
  On August 6, 2009, we opened Cincinnati Premium Outlets, a 400,000 square foot outlet center located in Warren County, Ohio, north of Cincinnati.

  •
  On April 23, 2009, we opened The Promenade at Camarillo Premium Outlets, a 220,000 square foot expansion located in Ventura County, north of Los Angeles.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

  •
  On November 13, 2008, we opened Jersey Shore Premium Outlets, a 435,000 square foot outlet center with 120 designer and name-brand outlet stores located in Tinton Falls, New Jersey.

  •
  On November 6, 2008, we opened the second phase of Orlando Premium Outlets, a 114,000 square foot expansion that is 100% leased and adds 40 new merchants, located in Orlando, Florida.

  •
  On May 1, 2008, we opened Pier Park, a 900,000 square foot, open-air retail center located in Panama City, Florida.

  •
  On March 27, 2008, we opened Houston Premium Outlets, a 427,000 square foot outlet center located approximately 30 miles west of Houston in Cypress, Texas.

            In addition to the activities discussed above and in "Results Overview", the following acquisitions, dispositions, and property openings affected our income from unconsolidated entities in the comparative periods:

  •
  During 2010, we disposed of one other retail property.

  •
  On July 15, 2010, we and our partner in Simon Ivanhoe, Ivanhoe Cambridge, sold our collective interests in Simon Ivanhoe which owned seven shopping centers located in France and Poland to Unibail-Rodamco.

  •
  On May 28, 2010, we acquired an additional interest of approximately 19% in Houston Galleria, located in Houston, Texas thereby increasing our interest from 31.5% to 50.4%.

  •
  On April 29, 2010, Gallerie Commerciali Italia, or GCI, one of our European joint ventures in which we hold a 49% ownership interest, sold its 40% interest in Porta di Roma for €71 million.

  •
  On March 25, 2010, GCI opened Catania, a 642,000 square foot shopping center in Sicily, Italy.

  •
  On March 2, 2010, GCI opened Argine, a 300,000 square foot shopping center in Naples, Italy.

  •
  During 2009, we recognized a loss on our joint venture interests in our shopping centers in China. We sold our interests to affiliates of our Chinese partner for approximately $29 million, resulting in a loss of approximately $20 million.

  •
  On July 9, 2009, Chelsea Japan Company, Ltd., or Chelsea Japan, the joint venture which operates the Japanese Premium Outlets in which we have a 40% ownership interest, opened Ami Premium Outlets located in Ami, Japan.

  •
  On December 30, 2008, Cincinnati Mills, one of the properties we acquired in the Mills acquisition, was sold. We held a 50% interest the shopping center.

  •
  On October 16, 2008, Chelsea Japan, opened Sendai-Izumi Premium Outlets located in Izumi Park Town, Japan. We hold a 40% ownership interest in Chelsea Japan.

  •
  On August 25, 2008, GCI opened Monza, a 211,600 square foot shopping center in Monza, Italy.

  •
  On June 5, 2008, we opened Changshu In City Plaza, a 487,000 square foot retail center located in Changshu, China. We held a 32.5% ownership interest in this center which was sold as part of the disposition of our interests in China.

  •
  On May 2, 2008, we opened Hamilton Town Center, a 950,000 square foot open-air retail center in Noblesville, Indiana. We hold a 50% ownership interest in this center.

            For the purposes of the following comparisons between the years ended December 31, 2010 and 2009 and the years ended December 31, 2009 and 2008, the above transactions are referred to as the property transactions. In the following discussions of our results of operations, "comparable" refers to properties open and operating throughout both the current and prior year.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

            During 2010, we disposed of three consolidated properties that had an aggregate carrying value net of any related debt obligations of $0.1 million for aggregate sales proceeds of $5.8 million, resulting in a net gain of $5.7 million. The gain on disposition of these properties recognized in the consolidated statements of operations and the operating results of the properties that we sold or disposed of during 2010 were not significant to our consolidated results of operations. The following lists those consolidated properties we disposed of and the date of disposition:

Property	Date of Disposition
Crossroads Mall	March 4, 2010
Brightwood Plaza	March 30, 2010
Palm Beach Mall	March 31, 2010

            During 2009, we disposed of four consolidated properties that had an aggregate net book value of $13.7 million for aggregate sales proceeds of $3.9 million, resulting in a net loss of $9.8 million. The loss on disposition of these assets recognized in the consolidated statements of operations and the operating results of the properties that we sold or disposed of during 2009 were not significant to our consolidated results of operations. The following lists those consolidated properties we disposed of and the date of disposition:

Property	Date of Disposition
Raleigh Springs Mall	October 15, 2009
Eastland Plaza	October 30, 2009
Knoxville Commons	November 2, 2009
Park Plaza	November 2, 2009

            In 2008 we had no consolidated property dispositions.

Year Ended December 31, 2010 vs. Year Ended December 31, 2009

            Minimum rents increased $112.7 million during the 2010 period, due to a $80.9 million increase attributable to the property transactions and an increase in comparable rents of $31.8 million, or 1.4%. The increase in comparable minimum rents was primarily attributable to a $33.8 million increase in base minimum rents and a $6.5 million increase in comparable rents from carts, kiosks, and other temporary tenants, partially offset by a $4.8 million decline in the fair market value of in-place lease amortization and a $3.7 million decrease in straight-line rents. Overage rents increased $25.7 million, or 30.3%, as a result of an increase in tenant sales for the period as compared to the prior year.

            Tenant reimbursements increased $21.6 million, due to a $24.5 million increase attributable to the property transactions, offset by a $2.9 million, or 0.3%, decrease in the comparable properties as a result of a decrease in expenditures allocable to tenants paying common area maintenance on a proportionate basis.

            Total other income increased $25.3 million, principally as a result of the result of the following:

  •
  an increase in lease settlement income of $33.6 million due to a higher number of terminated leases in the period,

  •
  an increase in interest income of $10.1 million due to an increase in our available cash on deposit,

  •
  offset by a $12.4 million decrease in land sale activity, and

  •
  a $6.0 million decrease in net other activity.

            Property operating expenses decreased $11.4 million, or 2.69%, primarily related to lower costs resulting from our cost control and cost reduction initiatives and generally lower cost of utilities. An increase in property operating expenses in the fourth quarter related to the Prime properties was offset by more favorable claims experience by our captive insurance subsidiaries.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

            Depreciation and amortization expense decreased $14.8 million due to the impact of the acceleration of depreciation in 2009 for certain properties scheduled for redevelopment, offset by an increase in 2010 of $52.7 million related to the acquisition of the Prime properties and an increase related to openings and expansion activity.

            The provision for credit losses decreased $19.5 million due to a reduction in the number of tenants in default and a decrease in the number of tenants in bankruptcy proceedings compared to the same period in 2009. We also had strong collections of receivables which we had previously established reserves for due to uncertainty of payment.

            During 2010, we incurred $69.0 million in transaction expenses related to acquisitions, potential acquisitions, and the settlement of a transaction related dispute.

            Interest expense increased $35.0 million primarily related to the Operating Partnership's offerings of new series of unsecured notes totaling $3.2 billion in 2010 and $1.8 billion during 2009 and the result of new or refinanced debt at several properties including debt associated with the Prime acquisition, offset by the purchase of unsecured notes in the January and August 2010 tender offers and mortgage loans which we repaid during the 2010 period.

            During 2010, we incurred a loss on extinguishment of debt of $350.7 million related to the two unsecured note tender offers.

            Income tax expense (benefit) of taxable REIT subsidiaries increased $7.0 million due to the recognition of a $5.8 million tax benefit in 2009 related to the adjustment of the carrying value of our investment in an unconsolidated non-retail real estate entity.

            Income from unconsolidated entities increased $35.7 million primarily due to favorable results of operations over the prior period, the sale of a non-retail building in 2010, a property opening and expansion in Japan, a decrease in the provision for credit losses and interest savings, partially offset by the negative impact to operations of the flood at Opry Mills.

            In 2010, we recognized an $8.2 million impairment charge from an investment in an unconsolidated entity representing the impact of an impairment recorded on an investment property in Italy.

            In 2010, we recorded a gain upon acquisition of a controlling interest and on the sale of interests in unconsolidated entities of $321.0 million primarily due to our share of the gain on the sale of our interest in Simon Ivanhoe, the gain on the acquisition of a controlling interest in a regional mall previously accounted for under the equity method and the gain on sale of Porta di Roma by GCI.

            Net income attributable to noncontrolling interests increased $58.6 million primarily due to an increase in the income of the Operating Partnership.

            Preferred dividends decreased $19.7 million as a result of the conversion and redemption of the remaining Series I preferred stock in the second quarter of 2010.

Year Ended December 31, 2009 vs. Year Ended December 31, 2008

            Minimum rents increased $24.9 million in 2009, of which the property transactions accounted for $27.3 million of the increase, offset by a decrease in comparable minimum rents of $2.4 million, or 0.1%. The decrease in comparable minimum rents was primarily attributable to a $15.4 million decline in the fair market value of in-place lease amortization and a $12.6 million decrease in straight-line rents, offset by an increase in minimum rents of $22.8 million and an increase in comparable rents from carts, kiosks, and other temporary tenants of $2.8 million. Overage rents decreased $15.3 million or 15.3%, as a result of a reduction in tenant sales for the period as compared to the prior year.

            Tenant reimbursements decreased $3.7 million, due to a $14.8 million, or 1.4%, decrease in the comparable properties as a result of a decrease in expenditures allocable to tenants paying common area maintenance on a proportionate basis, offset by an $11.1 million increase attributable to the property transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

            Management fees and other revenues decreased $8.4 million principally as a result of decreased earned premiums of our wholly-owned captive insurance entities and lower fee revenue due to the reduction in development, leasing and joint venture property refinancing activity.

            Total other income decreased $5.4 million, and was principally the result of the following:

  •
  a $15.4 million decrease in interest income primarily due to lower reinvestment rates and the lower rate applicable to our variable rate loan facility with SPG-FCM Ventures, LLC, or SPG-FCM, and

  •
  a $2.3 million decrease in net other activity, partially offset by

  •
  a $6.5 million increase in land sale activity primarily related to a land sale in the fourth quarter of 2009, and

  •
  a $5.8 million increase in lease settlement income.

            Property operating expenses decreased $30.2 million, or 6.6%, primarily related to lower utility costs resulting from our cost control and cost reduction initiatives.

            Depreciation and amortization expense increased $28.1 million due to the impact of prior year openings and expansion activity and acceleration of depreciation for certain properties scheduled for redevelopment.

            Repairs and maintenance decreased $16.1 million due to our cost savings efforts.

            Home and regional office expense decreased $34.8 million primarily due to decreased personnel costs attributable to our cost control initiatives and lower incentive compensation levels.

            During 2009, we recognized a non-cash charge of $140.5 million representing an other-than-temporary impairment in the fair value below the carrying value of our minority investment in Liberty. We recorded the charge to earnings due to the significance and duration of the decline in the total share price, including currency revaluations. In addition, we recorded impairment charges in 2009 of $56.9 million related to one regional mall, certain parcels of land and certain predevelopment costs related to projects no longer being pursued. In 2008, we recognized an impairment of $16.5 million primarily representing the write-down of a mall property to its estimated net realizable value and the write-off of predevelopment costs for various development opportunities which we no longer plan to pursue.

            During 2009, we recorded $5.7 million in transaction expenses related to costs associated with acquisition related activities. In accordance with the required adoption of a new accounting pronouncement effective January 1, 2009, all transaction costs are expensed as incurred and are no longer capitalized as a component of acquisition cost as prior accounting guidance permitted.

            Interest expense increased $44.9 million primarily related to the Operating Partnership's issuance of $500 million of senior unsecured notes on August 11, 2009, $600 million senior unsecured notes on May 15, 2009 and $650 million senior unsecured notes on March 25, 2009, offset by decreased interest expense on our Credit Facility due to the payoff of the U.S. tranche and other property debt refinancings.

            The 2008 period included a loss on extinguishment of debt of $20.3 million in the second quarter of 2008 related to the redemption of $200 million in remarketable debt securities. We extinguished the debt because the remarketing reset base rate was above the rate for 30-year U.S. Treasury securities at the date of redemption.

            Income tax expense of taxable REIT subsidiaries decreased $8.8 million due to the recognition of a $5.8 million tax benefit in 2009 related to the adjustment of the carrying value of our investment in an unconsolidated non-retail real estate entity.

            Income from unconsolidated entities increased $8.0 million as a result of our 2008 joint venture openings and expansion activity, interest rate savings from favorable interest rates and debt refinancings, and additional depreciation provisions related to the finalization of purchase accounting on asset basis step-ups in the 2008 period associated with the acquisition of Mills, offset by the gain recognized in 2008 from our disposition of an investment holding of non-retail real estate adjacent to one of our regional mall operating properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

            In 2009, we recognized a $42.7 million impairment charge representing our share of impairment charges recorded by unconsolidated entities and also impairment charges on our investment in certain unconsolidated entities for which we deemed the declines in value below our carrying amount other-than-temporary.

            The loss on sale of assets and interests in unconsolidated entities of $30.1 million in 2009 was the result of the sale of one regional mall, three community centers, and our 32.5% joint venture interests in our shopping centers operating or under development in China.

            Net income attributable to noncontrolling interests decreased $58.0 million primarily due to a decrease in the income of the Operating Partnership.

            Preferred dividends decreased $14.8 million as a result of the conversion of 6.4 million Series I preferred shares into common shares during 2008.

Liquidity and Capital Resources

            Because we generate revenues primarily from long-term leases, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be at or below 15-25% of total outstanding indebtedness by negotiating interest rates for each financing or refinancing based on current market conditions. Floating rate debt currently comprises approximately 11.6% of our total consolidated debt at December 31, 2010. We also enter into interest rate protection agreements as appropriate to assist in managing our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $2.0 billion during 2010. In addition, our Credit Facility provides an alternative source of liquidity as our cash needs vary from time to time.

            Our balance of cash and cash equivalents decreased $3.2 billion during 2010 to $0.8 billion as of December 31, 2010. December 31, 2010 and 2009 balances include $55.3 million and $38.1 million, respectively, related to our co-branded gift card programs, which we do not consider available for general working capital purposes.

            On December 31, 2010, we had available borrowing capacity of approximately $3.0 billion under the Credit Facility, net of outstanding borrowings of $858.6 million and letters of credit of $33.3 million. For the year ended December 31, 2010, the maximum amount outstanding under the Credit Facility was $862.2 million and the weighted average amount outstanding was approximately $580.4 million. The weighted average interest rate was 2.20% for the year ended December 31, 2010.

            We and the Operating Partnership have historically had access to public equity and long term unsecured debt markets and access to private equity from institutional investors at the property level.

            Our business model requires us to regularly access the debt and equity capital markets to raise funds for acquisition and development activity, redevelopment capital, and to refinance maturing debt. We believe we have sufficient cash on hand and availability under our Credit Facility to address our debt maturities and capital needs through 2011.

            As discussed further in "Financing and Debt" below, we conducted two cash tender offers for several outstanding series of unsecured notes during 2010. On January 12, 2010, we commenced a tender offer to purchase ten outstanding series of notes. We subsequently purchased $2.3 billion of notes on January 26, 2010. The purchase of the notes was primarily funded with proceeds from the sale of $2.25 billion of senior unsecured notes issued on January 25, 2010. Additionally, on August 9, 2010, we commenced a tender offer to purchase three outstanding series of notes. We subsequently purchased $1.33 billion of tendered notes on August 17, 2010. The purchase of the notes was primarily funded with proceeds from the sale of $900.0 million of senior unsecured notes issued on August 16, 2010. As a result of the tenders, we extended the weighted average duration of our senior unsecured notes portfolio from 6.8 years to 7.5 years and slightly decreased the weighted average interest rate.

  Loans to SPG-FCM

            As part of the Mills acquisition in 2007, the Operating Partnership made loans to SPG-FCM and the Mills which were used by SPG-FCM and Mills to repay loans and other obligations of Mills. As of December 31, 2010 and

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

2009, the outstanding balance of our remaining loan to SPG-FCM was $651.0 million and $632.0 million, respectively. During 2010, 2009 and 2008, we recorded approximately $9.9 million, $9.3 million and $15.3 million in interest income (net of inter-entity eliminations) related to this loan, respectively. We also recorded fee income, including fee income amortization related to up-front fees on those loans during 2010, 2009 and 2008 of approximately $0.9 million, $3.7 million and $3.1 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM. The loan bears interest at a rate of LIBOR plus 275 basis points and matures on June 8, 2011, and can be extended for one year.

            In conjunction with the Mills acquisition, we acquired a majority interest in two properties in which we previously held a 50% ownership interest (Town Center at Cobb and Gwinnett Place) and as a result we have consolidated these two properties at the date of acquisition.

            In addition to the loans provided to SPG-FCM, we also provide management services to substantially all of the properties in which SPG-FCM holds an interest.

  Cash Flows

            Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $2.0 billion during 2010. In addition, we had net repayments from our debt financing and repayment activities in 2010 of $2.4 billion and an additional $350.7 million primarily related to premiums paid to par as a result of the cash tender offers for senior notes of the Operating Partnership. These activities are further discussed below in "Financing and Debt". Also during 2010, we:

  •
  paid stockholder dividends and unitholder distributions of $910.5 million,

  •
  paid preferred stock dividends and preferred unit distributions totaling $8.9 million,

  •
  funded consolidated capital expenditures of $256.3 million (includes development and other costs of $38.7 million, renovation and expansion costs of $96.1 million, and tenant costs and other operational capital expenditures of $121.5 million),

  •
  funded investments in unconsolidated entities of $193.9 million,

  •
  redeemed the remaining outstanding shares of Series I preferred stock for $11.0 million,

  •
  invested in six mortgage and mezzanine loans secured by real estate with an aggregate carrying value of $395.9 million at December 31, 2010, and

  •
  acquired 21 outlet centers from Prime as further discussed in "Acquisitions and Dispositions" below.

            In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders necessary to maintain our REIT qualification on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

  •
  excess cash generated from operating performance and working capital reserves,

  •
  borrowings on our Credit Facility,

  •
  additional secured or unsecured debt financing, or

  •
  additional equity raised in the public or private markets.

            We expect to generate positive cash flow from operations in 2011, and we consider these projected cash flows in our sources and uses of cash. These cash flows are principally derived from retail tenants, many of whom have been and continue to be under some degree of economic stress. A significant deterioration in projected cash flows from operations could cause us to increase our reliance on available funds from our Credit Facility, curtail planned capital expenditures, or seek other additional sources of financing as discussed above.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

  Financing and Debt

  Unsecured Debt

            Our unsecured debt at December 31, 2010 consisted of approximately $10.0 billion of senior unsecured notes of the Operating Partnership and $858.6 million outstanding under our Credit Facility. The Credit Facility has a borrowing capacity of $3.9 billion and contains an accordion feature allowing the maximum borrowing capacity to expand to $4.0 billion. The Credit Facility matures on March 31, 2013. The base interest on the Credit Facility is LIBOR plus 210 basis points and includes a facility fee of 40 basis points. The Credit Facility also includes a money market competitive bid feature, which allows participating lenders to bid on amounts outstanding at then current market rates of interest for up to 50% of amounts available under the facility. As of December 31, 2010, we are in compliance with all of the covenants of our unsecured debt.

            During the year ended December 31, 2010, our borrowings under the Credit Facility increased primarily as a result of the Prime acquisition partially offset by the repayment of €167.4 million (approximately $215 million) principal balance on the Euro-denominated tranche of our Credit Facility on July 23, 2010. The total outstanding balance of the Credit Facility as of December 31, 2010 was $858.6 million, and the maximum outstanding balance during the year ended December 31, 2010 was $862.2 million. During the year ended December 31, 2010, the weighted average outstanding balance on the Credit Facility was approximately $580.4 million. The outstanding balance as of December 31, 2010 includes $273.6 million (U.S. dollar equivalent) of Yen-denominated borrowings.

            On January 12, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from January 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted average coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes that closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. The weighted average duration of the notes offering was 14.4 years and the weighted average coupon was 5.69%. We recorded a $165.6 million charge to earnings in the first quarter of 2010 as a result of the tender offer.

            On March 18, 2010, the Operating Partnership repaid a $300.0 million senior unsecured note which had a fixed rate of 4.875%.

            On June 15, 2010, the Operating Partnership repaid a $400.0 million senior unsecured note which had a fixed rate of 4.60%.

            On August 9, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of three outstanding series with maturity dates ranging from May 2013 to August 2014. The total principal amount of the notes accepted for purchase on August 17, 2010 was approximately $1.33 billion, with a weighted average duration of 3.5 years and a weighted average coupon of 6.06%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $900.0 million of 4.375% senior unsecured notes that closed on August 16, 2010. The senior notes are due on March 1, 2021. We recorded a $185.1 million charge to earnings in the third quarter of 2010 as a result of the tender offer.

            On August 16, 2010, the Operating Partnership repaid a $400.0 million senior unsecured note which had a fixed rate of 4.875%.

  Secured Debt

            Total secured indebtedness was $6.6 billion at December 31, 2010 and 2009. During the year ended December 31, 2010, we unencumbered five properties by repaying $1.1 billion in mortgage loans with a weighted average interest rate of 4.35%.

            On May 13, 2010, we acquired a property located in Barceloneta, Puerto Rico from Prime subject to an existing $75.2 million mortgage loan. The loan matures on May 1, 2014 and bears interest at LIBOR plus 225 basis points with a LIBOR floor of 1.50%.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

            On August 30, 2010, we completed our acquisition of Prime and assumed existing mortgage loans of approximately $1.2 billion which bear interest at fixed rates ranging from 5.51% and 6.01% and mature at various dates throughout 2016.

  Summary of Financing

            Our consolidated debt, adjusted to reflect outstanding derivative instruments, and the effective weighted average interest rates as of December 31, 2010, and 2009, consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2010	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2009	Effective Weighted Average Interest Rate
Fixed Rate	$15,471,545	6.05%	$16,814,240	6.10%
Variable Rate	2,002,215	1.93%	1,816,062	1.19%

	$17,473,760	5.58%	$18,630,302	5.62%

            As of December 31, 2010, we had $692.5 million of notional amount fixed rate swap agreements that have a weighted average fixed pay rate of 2.79% and a weighted average variable receive rate of 0.51%. As of December 31, 2010, the net effect of these agreements effectively converted $692.5 million of variable rate debt to fixed rate debt.

            Contractual Obligations and Off-balance Sheet Arrangements:    In regards to long-term debt arrangements, the following table summarizes the material aspects of these future obligations on our consolidated indebtedness as of December 31, 2010, and subsequent years thereafter (dollars in thousands) assuming the obligations remain outstanding through initial maturities:

	2011	2012 to 2013	2014 to 2016	After 2016	Total
Long Term Debt (1)	$895,575	$4,129,255	$6,575,971	$5,867,931	$17,468,732
Interest Payments (2)	946,503	1,671,292	1,775,136	1,726,473	6,119,404
Consolidated Capital Expenditure Commitments	24,361	62,429	—	—	86,790
Consolidated Ground Lease Commitments (3)	25,717	52,187	80,481	913,332	1,071,717

(1)
Represents principal maturities only and therefore, excludes net premiums of $5,028.

(2)
Variable rate interest payments are estimated based on the LIBOR rate at December 31, 2010.

(3)
Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options.

            Our off-balance sheet arrangements consist primarily of our investments in joint ventures which are common in the real estate industry and are described in Note 7 of the notes to the accompanying financial statements. Our joint ventures typically fund their cash needs through secured debt financings obtained by and in the name of the joint venture entity. The joint venture debt is secured by a first mortgage, is without recourse to the joint venture partners, and does not represent a liability of the partners, except to the extent the partners or their affiliates expressly guarantee the joint venture debt. As of December 31, 2010, the Operating Partnership had guaranteed $60.7 million of the total joint venture related mortgage or other indebtedness of $6.6 billion then outstanding. We may elect to fund cash needs of a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans, although such fundings are not required contractually or otherwise.

  Preferred Stock Activity

            As of the end of the first quarter of 2010 and through April 14, 2010, holders of our Series I 6% Convertible Perpetual Preferred Stock, or Series I preferred stock, and holders of the Operating Partnership's 6% Series I Convertible Perpetual Preferred Units, or Series I preferred units, could elect to convert their Series I preferred stock into shares of our common stock or Series I preferred units into units of limited partnership interest of the Operating

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

Partnership, or units, or Series I preferred stock. The optional conversion election resulted from the closing sale price of our common stock exceeding the applicable trigger price per share for a period of 20 trading days in the last 30 trading days of the prior quarter. Each share of Series I preferred stock and Series I preferred unit was convertible into common stock or units at a conversion ratio of .847495.

            On March 17, 2010, we announced that we would redeem all of the outstanding shares of our Series I preferred stock and the Operating Partnership's Series I preferred units on April 16, 2010. The redemption price was equal to the liquidation value per share plus accumulated and unpaid dividends through the redemption date or $50.4917 per share or unit.

            Through the redemption date of April 16, 2010, holders of Series I preferred stock converted 7,871,276 shares of Series I preferred stock into 6,670,589 shares of our common stock and holders of Series I preferred units converted 1,017,480 Series I preferred units into 862,292 units of the Operating Partnership at a conversion ratio of .847495. We redeemed the remaining 219,879 shares of Series I preferred stock for $50.4917 per share for an aggregate cash redemption payment of $11.1 million including accrued dividends.

  Acquisitions and Dispositions

            Buy-sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. Our partners in our joint venture properties may initiate these provisions (subject to any applicable lock up or similar restrictions). If we determine it is in our stockholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchase without hindering our cash flows, then we may initiate these provisions or elect to buy. If we decide to sell any of our joint venture interests, we expect to use the net proceeds to reduce outstanding indebtedness or to reinvest in development, redevelopment, or expansion opportunities.

            Acquisitions.    During 2010, we acquired a controlling interest in a regional mall which resulted in a remeasurement of our previously held equity interest to fair value and corresponding gain of approximately $13.0 million. This gain is included in gain (loss) upon acquisition of controlling interest and on sale or disposal of assets and interests in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income.

            On May 28, 2010, we acquired an additional interest of approximately 19% in Houston Galleria, located in Houston, Texas thereby increasing our interest from 31.5% to 50.4%.

            On August 30, 2010, we completed our previously announced transaction to acquire 21 outlet centers from Prime, including a center located in Puerto Rico, which was acquired on May 13, 2010. The transaction was valued at approximately $2.3 billion, including the assumption of existing mortgage indebtedness of $1.2 billion and the repayment of $310.7 million of preexisting mortgage loans at closing. We paid consideration comprised of 80% cash and 20% in units of the Operating Partnership. We issued approximately 1.7 million units with an issuance date fair value of approximately $154.5 million. We funded the cash portion of this acquisition through draws on our Credit Facility.

            Dispositions.    We continue to pursue the disposition of properties that no longer meet our strategic criteria or that are not the primary retail venue within their trade area. During 2010, we disposed of one regional mall, one community center, two other retail properties, and our interest in eight international joint venture properties for an aggregate net gain of $308.1 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

  Development Activity

            New Domestic Developments.    During 2010, we began construction on Merrimack Premium Outlets located in Merrimack, New Hampshire. This new center, which will be wholly owned by us, is expected to open in the first half of 2012. The estimated cost of this project is $138 million, and the carrying amount of the construction in progress as of December 31, 2010 was $37.6 million. Other than this project, our share of other 2010 new developments was not significant.

            Domestic Expansions and Renovations.    In addition to new development, we incur costs related to construction for significant renovation and expansion projects at our properties. In 2011 we expect to reinstitute our redevelopment and expansion initiatives which were previously reduced given the downturn in the economy. We expect our share of development costs for 2011 related to renovation or expansion initiatives to be approximately $350 million. We expect to fund these capital projects with cash flows from operations.

  Capital Expenditures on Consolidated Properties.

            The following table summarizes total capital expenditures on consolidated properties on a cash basis:

	2010	2009	2008
New Developments and Other	$39	$160	$327
Renovations and Expansions	96	159	432
Tenant Allowances	103	43	72
Operational Capital Expenditures	18	14	43

Total	$256	$376	$874

            International Development Activity.    We typically reinvest net cash flow from our international investments to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded our European investments with Euro-denominated borrowings that act as a natural hedge against local currency fluctuations. This has also been the case with our Premium Outlets in Japan and South Korea where we use Yen and Won denominated financing, respectively. Currently, our consolidated net income exposure to changes in the volatility of the Euro, Yen, Won, Peso and other foreign currencies is not material. We expect our share of international development costs for 2011 will be approximately $90 million, primarily funded through reinvested joint venture cash flow and construction loans.

            In March 2010, two European developments opened, adding approximately 942,000 square feet of GLA for a total net cost of approximately €221 million, of which our share was approximately €53 million, or $64.8 million based on applicable Euro:USD exchange rates. Although we sold our joint venture interest in Simon Ivanhoe, we and Ivanhoe Cambridge have the right to participate with Unibail-Rodamco in the potential development of up to five new retail projects in the Simon Ivanhoe pipeline, subject to customary approval rights. We will own a 25% interest in any of these projects in which we agree to participate.

            On July 14, 2010 Toki Premium Outlets Phase III, a 62,000 square foot expansion to the Toki Premium Outlet located in Toki, Japan, opened to the public. Currently Tosu Premium Outlets Phase III, a 52,000 square foot expansion to the Tosu Premium Outlet located in Fukuoka, Japan, is under construction. The combined projected net cost of these projects is JPY 5.3 billion, of which our share is approximately JPY 2.1 billion, or $25.8 million based on applicable Yen:USD exchange rates.

            Paju Premium Outlets, a 328,000 square foot center located in Seoul, South Korea, is under construction. The projected net cost of this project is KRW 121.2 billion, of which our share is approximately KRW 60.6 billion, or $53.6 million based on applicable KRW:USD exchange rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

            We have a 50% joint venture investment in Malaysia. Currently, Johor Premium Outlets, a 173,000 square foot center located in Johor, Malaysia is under construction. The projected net cost of this project is MYR 153 million, of which our share is approximately MYR 77 million, or $24.9 million based on applicable MYR:USD exchange rates.

Market Risk

            Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

            We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to consolidated net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income and is amortized to interest expense over the life of the debt agreement.

            Our future earnings, cash flows and fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily LIBOR. LIBOR was at historically low levels during 2010. Based upon consolidated indebtedness and interest rates at December 31, 2010, a 50 basis point increase in the market rates of interest would decrease future earnings and cash flows by approximately $10.0 million, and would decrease the fair value of debt by approximately $374.7 million.

Dividends and Stock Repurchase Program

            Dividends during 2010 aggregated $2.60 per share and were paid entirely in cash. Dividends during 2009 aggregated $2.70 per share and were paid in a combination of cash and shares of our common stock, subject to stockholder election. We must pay a minimum amount of dividends to maintain our status as a REIT. Our dividends typically exceed our consolidated net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Our future dividends and future distributions of the Operating Partnership will be determined by the Board of Directors based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

Forward-Looking Statements

            Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to: the impact of a prolonged recession, our ability to meet debt service requirements, the availability and terms of financing, changes in our credit rating, changes in market rates of interest and foreign exchange rates for foreign currencies, the ability to hedge interest rate risk, risks associated with the acquisition, development and expansion of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, competitive market forces, risks related to international activities, insurance costs and coverage, terrorist activities, and maintenance of our status as a real estate investment trust. We discuss these and other risks and uncertainties under the heading "Risk Factors" in our most recent Annual Report on Form 10-K. We may update that discussion in subsequent Quarterly Reports on Form 10-Q, but otherwise we undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

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

            We determine FFO based on the definition set forth by the National Association of Real Estate Investment Trusts, or NAREIT, as consolidated net income computed in accordance with GAAP:

  •
  excluding real estate related depreciation and amortization,

  •
  excluding gains and losses from extraordinary items and cumulative effects of accounting changes,

  •
  excluding gains and losses from the sales of previously depreciated retail operating properties,

  •
  plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and

  •
  all determined on a consistent basis in accordance with GAAP.

            We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting changes, or a gain or loss resulting from the sale of previously depreciated operating properties. We include in FFO gains and losses realized from the sale of land, outlot buildings, marketable and non-marketable securities, and investment holdings of non-retail real estate. However, you should understand that our computation of FFO might not be comparable to FFO reported by other REITs and that FFO:

  •
  does not represent cash flow from operations as defined by GAAP,

  •
  should not be considered as an alternative to consolidated net income determined in accordance with GAAP as a measure of operating performance, and

  •
  is not an alternative to cash flows as a measure of liquidity.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

            The following schedule reconciles total FFO to consolidated net income and diluted net income per share to diluted FFO per share.

	For the Year Ended December 31,
	2010	2009	2008
	(in thousands)
Funds from Operations	$1,762,322	$1,748,280	$1,852,331

Increase/(Decrease) in FFO from prior period	0.8%	(5.6)%	9.5%

Consolidated Net Income	$753,514	$387,262	$599,535
Adjustments to Arrive at FFO:
Depreciation and amortization from consolidated properties and discontinued operations	968,695	983,487	954,494
Simon's share of depreciation and amortization from unconsolidated entities	388,565	399,509	376,670
(Gain) loss upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net	(321,036)	30,108	—
Net income attributable to noncontrolling interest holders in properties	(10,640)	(5,496)	(11,091)
Depreciation and amortization attributable to noncontrolling interest holders in properties	(7,847)	(8,396)	(8,559)
Preferred distributions and dividends	(8,929)	(38,194)	(58,718)

Funds from Operations	$1,762,322	$1,748,280	$1,852,331

FFO Allocable to Simon Property	$1,465,728	$1,440,554	$1,477,446
Diluted net income per share to diluted FFO per share reconciliation:
Diluted net income per share	$2.10	$1.05	$1.87
Depreciation and amortization from consolidated properties and beneficial interests, and our share of depreciation and amortization from unconsolidated affiliates, net of noncontrolling interest portion of depreciation and amortization	3.86	4.22	4.69
(Gain) loss upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net	(0.92)	0.09	—
Impact of additional dilutive securities for FFO per share	(0.03)	(0.03)	(0.14)

Diluted FFO per share	$5.01	$5.33	$6.42

Basic weighted average shares outstanding	291,076	267,055	225,333
Adjustments for dilution calculation:
Effect of stock options	274	316	551
Effect of contingently issuable shares from stock dividends	—	1,101	—
Impact of Series C cumulative preferred 7% convertible units	—	46	75
Impact of Series I preferred stock	1,749	6,354	10,773
Impact of Series I preferred units	238	1,228	1,531

Diluted weighted average shares outstanding	293,337	276,100	238,263
Weighted average limited partnership units outstanding	58,900	57,292	57,175

Diluted weighted average shares and units outstanding	352,237	333,392	295,438

            During the twelve months ended December 31, 2010, FFO as disclosed above includes a $350.7 million loss on extinguishment of debt associated with two cash tender offers for outstanding senior unsecured notes of the Operating Partnership, reducing diluted FFO per share by $1.00 per share. Also included is our share of a non-cash impairment charge in an investment in an operating property in Italy of approximately $8.2 million, reducing FFO per share by $0.02. During the year ended December 31, 2010, we recorded transaction expenses of $69.0 million, reducing diluted FFO per share by $0.20.

            During the twelve months ended December 31, 2009, we recorded $228.6 million in impairment charges, net of related tax benefit and noncontrolling interest share, reducing diluted FFO per share by $0.68.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

Management's Report On Internal Control Over Financial Reporting

            We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

  •
  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets;

  •
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

  •
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

            Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

            We assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

            Based on that assessment, we believe that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

            Our independent registered public accounting firm has issued an audit report on their assessment of our internal control over financial reporting. Their report appears on page 87 of this Annual Report.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

            In our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2010 of Simon Property Group, Inc. and Subsidiaries, and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Indianapolis, Indiana February 25, 2011

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Indianapolis, Indiana February 25, 2011

Simon Property Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	December 31, 2010	December 31, 2009
ASSETS:
Investment properties, at cost	$27,508,735	$25,336,189
Less — accumulated depreciation	7,711,304	7,004,534

	19,797,431	18,331,655
Cash and cash equivalents	796,718	3,957,718
Tenant receivables and accrued revenue, net	426,736	402,729
Investment in unconsolidated entities, at equity	1,390,105	1,468,577
Deferred costs and other assets	1,795,439	1,155,587
Note receivable from related party	651,000	632,000

Total assets	$24,857,429	$25,948,266

LIABILITIES:
Mortgages and other indebtedness	$17,473,760	$18,630,302
Accounts payable, accrued expenses, intangibles, and deferred revenues	993,738	987,530
Cash distributions and losses in partnerships and joint ventures, at equity	485,855	457,754
Other liabilities and accrued dividends	184,855	159,345

Total liabilities	19,138,208	20,234,931

Commitments and contingencies
Limited partners' preferred interest in the Operating Partnership and noncontrolling redeemable interests in properties	85,469	125,815
Series I 6% convertible perpetual preferred stock, 19,000,000 shares authorized, 0 and 8,091,155 issued and outstanding, respectively, at liquidation value	—	404,558
EQUITY:
Stockholders' equity
Capital stock (850,000,000 total shares authorized, $.0001 par value, 238,000,000 shares of excess common stock, 100,000,000 authorized shares of preferred stock):
Series J 8 3/8% cumulative redeemable preferred stock, 1,000,000 shares authorized, 796,948 issued and outstanding, with a liquidation value of $39,847	45,375	45,704
Common stock, $.0001 par value, 511,990,000 shares authorized, 296,957,360 and 289,866,711 issued and outstanding, respectively	30	29
Class B common stock, $.0001 par value, 10,000 shares authorized, 8,000 issued and outstanding	—	—
Capital in excess of par value	8,059,852	7,547,959
Accumulated deficit	(3,114,571)	(2,955,671)
Accumulated other comprehensive income (loss)	6,530	(3,088)
Common stock held in treasury at cost, 4,003,451 and 4,126,440 shares, respectively	(166,436)	(176,796)

Total stockholders' equity	4,830,780	4,458,137
Noncontrolling interests	802,972	724,825

Total equity	5,633,752	5,182,962

Total liabilities and equity	$24,857,429	$25,948,266

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Twelve Months Ended December 31,
	2010	2009	2008
REVENUE:
Minimum rent	$2,429,519	$2,316,838	$2,291,919
Overage rent	110,621	84,922	100,222
Tenant reimbursements	1,083,780	1,062,227	1,065,957
Management fees and other revenues	121,207	124,059	132,471
Other income	212,503	187,170	192,586

Total revenue	3,957,630	3,775,216	3,783,155

EXPENSES:
Property operating	414,264	425,703	455,874
Depreciation and amortization	982,820	997,598	969,477
Real estate taxes	345,960	333,957	334,657
Repairs and maintenance	102,425	91,736	107,879
Advertising and promotion	97,194	93,565	96,783
Provision for credit losses	3,130	22,655	24,035
Home and regional office costs	109,314	110,048	144,865
General and administrative	21,267	18,124	20,987
Impairment charge	—	197,353	16,489
Transaction expenses	68,972	5,697	—
Other	68,045	72,088	69,061

Total operating expenses	2,213,391	2,368,524	2,240,107

OPERATING INCOME	1,744,239	1,406,692	1,543,048
Interest expense	(1,027,091)	(992,065)	(947,140)
Loss on extinguishment of debt	(350,688)	—	(20,330)
Income tax (expense) benefit of taxable REIT subsidiaries	(1,734)	5,220	(3,581)
Income from unconsolidated entities	75,921	40,220	32,246
Impairment charge from investments in unconsolidated entities	(8,169)	(42,697)	(4,683)
Gain (loss) upon acquisition of controlling interest, and on sale or disposal
of assets and interests in unconsolidated entities, net	321,036	(30,108)	—

Consolidated income from continuing operations	753,514	387,262	599,560
Discontinued operations	—	—	(25)

CONSOLIDATED NET INCOME	753,514	387,262	599,535
Net income attributable to noncontrolling interests	136,476	77,855	135,899
Preferred dividends	6,614	26,309	41,119

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$610,424	$283,098	$422,517

BASIC EARNINGS PER COMMON SHARE:
Net income attributable to common stockholders	$2.10	$1.06	$1.88

DILUTED EARNINGS PER COMMON SHARE:
Net income attributable to common stockholders	$2.10	$1.05	$1.87

Consolidated Net Income	$753,514	$387,262	$599,535
Unrealized gain (loss) on interest rate hedge agreements	28,045	1,509	(50,973)
Net loss on derivative instruments reclassified from accumulated other comprehensive loss into interest expense	(15,769)	(14,754)	(3,205)
Currency translation adjustments	(20,590)	(8,244)	(6,953)
Changes in available-for-sale securities and other	19,934	224,694	(168,619)

Comprehensive income	765,134	590,467	369,785
Comprehensive income attributable to noncontrolling interests	138,478	119,082	89,302

Comprehensive income attributable to common stockholders	$626,656	$471,385	$280,483

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Twelve Months Ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated Net Income	$753,514	$387,262	$599,535
Adjustments to reconcile consolidated net income to net cash provided by operating activities —
Depreciation and amortization	1,016,027	1,009,490	956,827
Loss on debt extinguishment	350,688	—	—
Impairment charges	8,169	240,050	21,172
(Gain) loss upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net	(321,036)	30,108	—
Straight-line rent	(24,487)	(24,653)	(33,672)
Equity in income of unconsolidated entities	(75,921)	(40,220)	(32,246)
Distributions of income from unconsolidated entities	109,050	105,318	118,665
Changes in assets and liabilities —
Tenant receivables and accrued revenue, net	2,144	37,465	(14,312)
Deferred costs and other assets	(40,388)	(28,089)	(21,295)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	(22,550)	3,789	41,213

Net cash provided by operating activities	1,755,210	1,720,520	1,635,887

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(976,276)	—	—
Funding of loans to related parties	(29,500)	(120,000)	(8,000)
Repayments on loans to related parties	10,500	8,700	35,300
Capital expenditures, net	(256,312)	(376,275)	(874,286)
Cash from acquisitions and cash impact from the consolidation of properties	27,015	—	—
Net proceeds from sale of assets and interest in unconsolidated entities	301,425	33,106	—
Investments in unconsolidated entities	(193,925)	(107,204)	(137,509)
Purchase of marketable and non-marketable securities	(16,157)	(132,984)	(355,994)
Sale of marketable securities	26,175	74,116	8,997
Purchase of loans held for investment	(433,033)	—	—
Repayments of loans held for investment	37,574	—	—
Distributions of capital from unconsolidated entities and other	255,819	201,550	309,217

Net cash used in investing activities	(1,246,695)	(418,991)	(1,022,275)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common stock and other	4,166	1,642,228	11,106
Purchase of limited partner units	—	—	(16,009)
Preferred stock redemptions	(10,994)	(87,689)	(1,845)
Distributions to noncontrolling interest holders in properties	(24,615)	(30,706)	(28,251)
Contributions from noncontrolling interest holders in properties	1,058	2,795	4,005
Preferred distributions of the Operating Partnership	(2,315)	(11,885)	(17,599)
Preferred dividends and distributions to stockholders	(763,881)	(148,507)	(852,446)
Distributions to limited partners	(153,247)	(25,658)	(205,850)
Loss on debt extinguishment	(350,688)	—	—
Mortgage and other indebtedness proceeds, net of transaction costs	3,858,815	3,220,706	4,456,975
Mortgage and other indebtedness principal payments	(6,227,814)	(2,678,639)	(3,692,136)

Net cash (used in) provided by financing activities	(3,669,515)	1,882,645	(342,050)

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(3,161,000)	3,184,174	271,562
CASH AND CASH EQUIVALENTS, beginning of year	3,957,718	773,544	501,982

CASH AND CASH EQUIVALENTS, end of year	$796,718	$3,957,718	$773,544

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Equity
(Dollars in thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling interests	Total Equity
Balance at December 31, 2007	$46,361	$23	$18,087	$5,067,718	$(2,096,949)	$(213,606)	$592,978	$3,414,612

Conversion of limited partner units (2,574,608 common shares, Note 10)		1		31,350			(31,351)	—
Conversion of Class C stock (4,000 shares)								—
Issuance of common shares upon conversion of Class C shares (4,000 common shares)								—
Stock options exercised (282,106 common shares)				11,886				11,886
Series I preferred stock conversion to common stock (6,437,072 preferred shares to 5,151,776 common shares)				321,854				321,854
Series I preferred unit conversion to limited partner units							74,695	74,695
Series J preferred stock premium amortization	(329)							(329)
Stock incentive program (276,872 common shares, net)				(27,396)		27,396		—
Amortization of stock incentive				28,640				28,640
Other				(450)	(6,170)		(10,908)	(17,528)
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(23,455)			23,455	—
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests					(852,446)		(205,850)	(1,058,296)
Distributions to other noncontrolling interest partners							(25,753)	(25,753)
Other comprehensive income (loss)			(183,153)				(46,597)	(229,750)
Net income, excluding $17,599 attributable to preferred interests in the Operating Partnership					463,636		118,300	581,936

Balance at December 31, 2008	$46,032	$24	$(165,066)	$5,410,147	$(2,491,929)	$(186,210)	$488,969	$3,101,967

Conversion of limited partner units (1,866,474 common shares, Note 10)		0		24,033			(24,033)	0
Public offerings of common stock (40,250,000 common shares)		4		1,638,336				1,638,340
Stock options exercised (181,850 common shares)				4,725				4,725
Series J preferred stock premium amortization	(328)							(328)
Conversion of Series C preferred Units to limited partner units							763	763
Issuance of limited partner units with the redemption of the Series C preferred units							1,875	1,875
Issuance of limited partner units with the redemption of the Series D preferred units							38,086	38,086
Stock incentive program (254,227 common shares, net)				(9,414)		9,414		—
Amortization of stock incentive				22,870				22,870
Other				(508)	(4,141)		70	(4,579)
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(162,732)			162,732	—
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests					(769,008)		(159,392)	(928,400)
Stock and units issued to common shareholders and limited partners (11,876,076 common shares)		1		620,502			133,734	754,237
Distributions to other noncontrolling interest partners							(25,176)	(25,176)
Other comprehensive income (loss)			161,978				41,227	203,205
Net income, excluding $11,885 attributable to preferred interests in the Operating Partnership					309,407		65,970	375,377

Balance at December 31, 2009	$45,704	$29	$(3,088)	$7,547,959	$(2,955,671)	$(176,796)	$724,825	$5,182,962

Conversion of limited partner units (247,640 common shares, Note 10)				3,866			(3,866)	—
Issuance of limited partner units							162,987	162,987
Stock options exercised (178,683 common shares)				5,006				5,006
Series I preferred unit conversion to limited partner units							50,874	50,874
Series I preferred stock conversion to common stock (7,871,276 preferred shares to 6,670,589 common shares)		1		393,563				393,564
Series J preferred stock premium amortization	(329)							(329)
Stock incentive program (116,726 common shares, net)				(10,360)		10,360		—
Amortization of stock incentive				16,839				16,839
Issuance of unit equivalents and other				(749)	(12,057)		13,799	993
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				103,728			(103,728)	—
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests					(763,881)		(153,247)	(917,128)
Distributions to other noncontrolling interest partners							(24,835)	(24,835)
Other comprehensive income (loss)			9,618				2,002	11,620
Net income, excluding $2,315 attributable to preferred interests in the Operating Partnership					617,038		134,161	751,199

Balance at December 31, 2010	$45,375	$30	$6,530	$8,059,852	$(3,114,571)	$(166,436)	$802,972	$5,633,752

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

            We own, develop and manage retail real estate properties, which consist primarily of regional malls, Premium Outlets®, The Mills®, and community/lifestyle centers. As of December 31, 2010, we owned or held an interest in 338 income-producing properties in the United States, which consisted of 161 regional malls, 58 Premium Outlets, 66 community/lifestyle centers, 36 properties acquired in the 2007 acquisition of The Mills Corporation, or the Mills acquisition, and 17 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties acquired in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. Internationally, as of December 31, 2010, we had ownership interests in 45 European shopping centers in Italy, eight Premium Outlets in Japan, one Premium Outlet in Mexico, and one Premium Outlet in South Korea. On July 15, 2010, we and our joint venture partner sold our collective interests in Simon Ivanhoe S.à.r.l., or Simon Ivanhoe, which owned seven shopping centers located in France and Poland.

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

            We also generate supplemental revenue from the following activities:

  •
  Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances including payment systems (such as handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,

  •
  Offering property operating services to our tenants and others, including waste handling and facility services, and the sale of energy,

  •
  Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and

  •
  Generating interest income on cash deposits, loans made to related entities and loans held for investment.

2.    Basis of Presentation and Consolidation

            The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries, and all significant intercompany amounts have been eliminated.

            We consolidate properties that are wholly owned or properties where we own less than 100% but we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

2.    Basis of Presentation and Consolidation (Continued)

            We also consolidate a variable interest entity, or VIE, when we are determined to be the primary beneficiary. On January 1, 2010, we adopted the amendment on the accounting and disclosure requirements for the consolidation of VIEs. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. The adoption of this amendment did not have a significant impact on our financial position, results of operations, or cash flows.

            Determination of the primary beneficiary of a VIE is based on whether an entity (1) has the power to direct activities that most significantly impact the economic performance of the VIE and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE, including management agreements and other contractual arrangements. There have been no changes during 2010 in conclusions about whether an entity qualifies as a VIE or whether we are the primary beneficiary of any previously identified VIE. During 2010, we did not provide financial or other support to a previously identified VIE that we were not previously contractually obligated to provide.

            Investments in partnerships and joint ventures represent our noncontrolling ownership interests in properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences. We separately report investments in joint ventures for which accumulated distributions have exceeded investments in and our share of net income of the joint ventures within cash distributions and losses in partnerships and joint ventures, at equity in the consolidated balance sheets. The net equity of certain joint ventures is less than zero because of financing or operating distributions that are usually greater than net income, as net income includes non-cash charges for depreciation and amortization.

            As of December 31, 2010, we consolidated 218 wholly-owned properties and 19 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for the remaining 156 properties, or joint venture properties, using the equity method of accounting. We manage the day-to-day operations of 92 of the 156 joint venture properties, but have determined that our partner or partners have substantive participating rights in regards to the assets and operations of these joint venture properties. Our investments in joint ventures in Europe, Japan, Mexico and Korea comprise 55 of the remaining 64 properties. The international properties are managed by joint ventures in which we share oversight responsibility with our partner. Additionally, we account for our investment in SPG-FCM Ventures, LLC, or SPG-FCM, which acquired The Mills Corporation and its wholly-owned subsidiary, The Mills Limited Partnership, or collectively Mills, in April 2007, using the equity method of accounting. We have determined that SPG-FCM is not a VIE and that Farallon Capital Management, L.L.C., our joint venture partner, has substantive participating rights with respect to the assets and operations of SPG-FCM pursuant to the applicable partnership agreements.

            We allocate net operating results of the Operating Partnership after preferred distributions to third parties and to us based on the partners' respective weighted average ownership interests in the Operating Partnership. Net operating results of the Operating Partnership attributable to third parties are reflected in net income attributable to noncontrolling interests.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

2.    Basis of Presentation and Consolidation (Continued)

            Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,
	2010	2009	2008
Weighted average ownership interest	83.2%	82.4%	79.8%

            As of December 31, 2010 and 2009, our ownership interest in the Operating Partnership was 82.9% and 83.2%, respectively. We adjust the limited partners' interest in the Operating Partnership at the end of each period to reflect their interest in the Operating Partnership.

  Reclassifications

            We made certain reclassifications of prior period amounts in the consolidated financial statements to conform to the 2010 presentation. These reclassifications had no impact on previously reported net income attributable to common stockholders or earnings per share.

3.    Summary of Significant Accounting Policies

  Investment Properties

            We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including allocable salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred during construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extends the useful life, increases capacity, or improves the efficiency of the asset. All other repair and maintenance items are expensed as incurred. We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose based on interest rates in place during the construction period. The amount of interest capitalized during each year is as follows:

	For the Year Ended December 31,
	2010	2009	2008
Capitalized interest	$3,715	$14,502	$27,847

            We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We amortize tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

            We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We estimate fair value using unobservable data such as operating income, estimated capitalization rates, or multiples, leasing prospects and local market information. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments including investments in unconsolidated entities if events or circumstances change indicating that the carrying amount of our

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments is other-than-temporary.

            Certain of our real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and we have no current plans to remove the asbestos. If these properties were demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this obligation.

  Purchase Accounting Allocation

            We allocate the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component which may be derived from various observable or unobservable inputs and assumptions. Also, we may utilize third party valuation specialists. These components typically include buildings, land and intangibles related to in-place leases and we estimate:

  •
  the fair value of land and related improvements and buildings on an as-if-vacant basis.

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

            Amounts allocated to building are depreciated over the estimated remaining life of the acquired building or related improvements. We amortize amounts allocated to tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases. We also estimate the value of other acquired intangible assets, if any, which are amortized over the remaining life of the underlying related intangibles.

  Discontinued Operations

            We reclassify any material operations and gains or losses on disposal related to consolidated properties sold during the period to discontinued operations. There were no consolidated assets sold during 2008. During 2009, we reported a net loss of approximately $9.8 million upon the sale of four consolidated assets. During 2010, we reported a net gain of approximately $5.7 million upon the sale of one regional mall, one community center, and two other retail properties. These gains and losses are reported in gain (loss) upon acquisition of controlling interest, and on sale of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income. The gains and losses on the disposition of these assets and the operating results were not significant to our consolidated results of operations.

  Cash and Cash Equivalents

            We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. Our gift card programs are administered by banks. We collect gift card funds at the point of sale and then remit those funds to the banks for further processing. As a result, cash and cash equivalents, as of December 31, 2010 and 2009, includes a balance of $55.3 million and $38.1 million, respectively, related to these gift card programs which we do not consider available for general working capital purposes. Financial instruments that potentially subject us to concentrations of credit risk include our cash and cash equivalents and our trade accounts receivable. We place our cash and cash

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

equivalents with institutions with high credit quality. However, at certain times, such cash and cash equivalents may be in excess of FDIC and SIPC insurance limits. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

  Marketable and Non-Marketable Securities

            Marketable securities consist primarily of the investments of our captive insurance subsidiaries, available-for-sale securities, our deferred compensation plan investments, and certain investments held to fund the debt service requirements of debt previously secured by investment properties that have been sold.

            The types of securities included in the investment portfolio of our captive insurance subsidiaries typically include U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from less than 1 to 10 years. These securities are classified as available-for-sale and are valued based upon quoted market prices or other observable inputs when quoted market prices are not available. The amortized cost of debt securities, which approximates fair value, held by our captive insurance subsidiaries is adjusted for amortization of premiums and accretion of discounts to maturity. Changes in the values of these securities are recognized in accumulated other comprehensive income (loss) until the gain or loss is realized or until any unrealized loss is deemed to be other-than-temporary. We review any declines in value of these securities for other-than-temporary impairment and consider the severity and duration of any decline in value. To the extent an other-than-temporary impairment is deemed to have occurred, an impairment charge is recorded and a new cost basis is established. Subsequent changes are then recognized through other comprehensive income (loss) unless another other-than-temporary impairment is deemed to have occurred.

            Our investment in shares of Liberty International PLC, or Liberty, was also accounted for as an available-for-sale security. During 2009, we recognized a non-cash charge of $140.5 million, or $0.44 per diluted share, representing an other-than-temporary impairment in fair value below the carrying value of our investment in Liberty. At June 30 and December 31, 2009, we owned 35.4 million shares at a weighted average original cost per share of £5.74. As of June 30 and December 31, 2009, Liberty's quoted market price was £3.97 and £5.15 per share, respectively. As a result of the significance and duration of the decline in the total share price at June 30, 2009, including currency revaluations, we deemed the decline in value as other-than-temporary impairment establishing a new cost basis of our investment in Liberty. As a result, changes in available-for-sale securities and other in the 2009 consolidated statement of operations and comprehensive income include the reclassification of $140.5 million from accumulated other comprehensive loss to earnings related to this non-cash charge. Prior to the quarter ending June 30, 2009, the changes in value of our Liberty investment were reflected in other comprehensive income. Effective July 1, 2009, we resumed marking to market our Liberty investment through other comprehensive income.

            Effective May 7, 2010, Liberty completed a demerger in which it was separated into two companies, Capital Shopping Centres Group PLC, or CSCG, and Capital & Counties Properties PLC, or CAPC. Liberty shareholders acquired the same number of shares of CSCG and CAPC as they owned in Liberty. Our interests in CSCG and CAPC are adjusted to their quoted market price, including a related foreign exchange component. At December 31, 2010, we owned 35.4 million shares of CSCG at a carrying value of £3.03 per share, and 35.4 million shares of CAPC at a carrying value of £0.94 per share. The market value of our investments in CSCG and CAPC was $228.4 million and $82.4 million, respectively, at December 31, 2010. Our aggregate unrealized gain on these investments was approximately $79.0 million at December 31, 2010. The carrying value of our investment in Liberty at December 31, 2009 was $290.0 million with an unrealized gain of $58.2 million.

            Our insurance subsidiaries are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to these securities may be limited. Our deferred compensation plan investments are classified as trading securities and are valued based upon quoted market prices. The investments have a matching liability as the amounts are fully payable to the employees that earned the compensation. Changes in value

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

of these securities and changes to the matching liability to employees are both recognized in earnings and, as a result, there is no impact to consolidated net income. As of December 31, 2010 and December 31, 2009, we also had investments of $24.9 million and $51.7 million, respectively, which must be used to fund the debt service requirements of mortgage debt related to investment properties that previously collateralized the debt. These investments are classified as held-to-maturity and are recorded at amortized cost as we have the ability and intent to hold these investments to maturity.

            At December 31, 2010 and 2009, we had an investment of $72.4 million and $70 million, respectively, in a non-marketable security that we account for under the cost method. We regularly evaluate this investment for any other-than-temporary decline in its estimated fair value.

            Total net unrealized gains as of December 31, 2010 and December 31, 2009 were approximately $79.3 million and $59.4 million, respectively, and represented the valuation and related currency adjustments for our available-for-sale marketable securities. As of December 31, 2010, we do not consider any declines in value of any of our marketable and non-marketable securities to be an other-than-temporary impairment, as these market value declines, if any, have existed for a short period of time, and, in the case of debt securities, we have the ability and intent to hold these securities to maturity.

  Fair Value Measurements

            We hold marketable securities that total $511.3 million and $464.1 million at December 31, 2010 and December 31, 2009, respectively, and are considered to have Level 1 fair value inputs. In addition, we have derivative instruments which are classified as having Level 2 inputs which consist primarily of interest rate swap agreements and foreign currency forward contracts with a gross liability balance of $27.6 million and $13.0 million at December 31, 2010 and December 31, 2009, respectively, and a nominal asset value at December 31, 2010 and 2009. We also have interest rate cap agreements with a nominal asset value. Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect our best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. Note 8 includes discussion of the fair value of debt measured using level 1 and level 2 inputs. Note 4 includes discussion of fair values recorded in purchase accounting and impairment determination using level 2 and level 3 inputs. Level 3 inputs to our purchase accounting and impairment calculations include our estimations of net operating results of the property, cap rates and discount rates.

  Use of Estimates

            We prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

  Segment Disclosure

            Our primary business is the ownership, development, and management of retail real estate. We have aggregated our retail operations, including regional malls, Premium Outlets, The Mills, and community/lifestyle centers, into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of tenants.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

  Deferred Costs and Other Assets

            Deferred costs and other assets include the following as of December 31:

	2010	2009
Deferred financing and lease costs, net	$298,674	$265,906
In-place lease intangibles, net	150,199	13,900
Acquired above market lease intangibles, net	12,466	19,424
Marketable securities of our captive insurance companies	90,963	75,703
Goodwill	20,098	20,098
Other marketable securities	420,356	388,427
Loans held for investment	395,934	—
Prepaids, notes receivable and other assets, net	406,749	372,129

	$1,795,439	$1,155,587

            Deferred Financing and Lease Costs.    Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. Details of these deferred costs as of December 31 are as follows:

	2010	2009
Deferred financing and lease costs	$461,315	$417,975
Accumulated amortization	(162,641)	(152,069)

Deferred financing and lease costs, net	$298,674	$265,906

            We report amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense. Amortization of deferred leasing costs is a component of depreciation and amortization expense. We amortize debt premiums and discounts, which are included in mortgages and other indebtedness, over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. The accompanying consolidated statements of operations and comprehensive income include amortization as follows:

	For the Year Ended December 31,
	2010	2009	2008
Amortization of deferred financing costs	$27,806	$20,408	$17,044
Amortization of debt premiums, net of discounts	(9,066)	(10,627)	(14,701)
Amortization of deferred leasing costs	34,801	32,744	31,674

  Loans Held for Investment

            From time to time, we may make investments in mortgage loans or mezzanine loans of entities that own and operate commercial real estate assets located in the United States. Mortgage loans are secured, in part, by mortgages recorded against the underlying properties. Mezzanine loans are secured, in part, by pledges of ownership interests of the entities that own the underlying real estate. Loans held for investment are carried at cost, net of any premiums or

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

discounts which are accreted or amortized over the life of the related loan receivable utilizing the effective interest method. We evaluate the collectability of both interest and principal of each of our loans quarterly to determine whether the value has been impaired. A loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms. When a loan is impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the loan held for investment to its estimated realizable value.

            At December 31, 2010, we had investments in six mortgage and mezzanine loans secured by retail real estate with an aggregate carrying value of $395.9 million. These loans mature at various dates through October 2012 with a weighted average maturity of approximately 13 months. Certain of these loans require interest-only payments while others require payments of interest and principal based on a 30 year amortization. Interest rates on these loans are fixed between 5.5% and 7.0% with a weighted average interest rate of approximately 5.9% and approximate market rates for instruments of similar quality and duration. During 2010, we recorded $4.6 million in interest income earned from loans held for investment. Payments on each of these loans were current as of December 31, 2010.

  Intangible Assets

            The average life of in-place lease intangibles is approximately 6.6 years and is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The amount of in-place lease intangibles increased during 2010 as a result of the acquisition of Prime Outlets Acquisition Company, or Prime, as further discussed in Note 4. The fair market value of above and below market leases is amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles is approximately 3.6 years. The unamortized amount of below market leases is included in accounts payable, accrued expenses, intangibles and deferred revenues in the consolidated balance sheets and was $39.0 million and $60.9 million as of December 31, 2010 and 2009, respectively. The amount of amortization of above and below market leases, net for the years ended December 31, 2010, 2009, and 2008 was $15.2 million, $20.0 million, and $35.4 million, respectively. If a lease is terminated prior to the original lease termination, any remaining unamortized intangible is charged to earnings.

            Details of intangible assets as of December 31 are as follows:

	2010	2009
In-place lease intangibles	$211,541	$90,183
Accumulated amortization	(61,342)	(76,283)

In-place lease intangibles, net	$150,199	$13,900

Acquired above market lease intangibles	$104,690	$104,690
Accumulated amortization	(92,224)	(85,266)

Acquired above market lease intangibles, net	$12,466	$19,424

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

            Estimated future amortization, and the increasing (decreasing) effect on minimum rents for our above and below market leases as of December 31, 2010 are as follows:

	Below Market Leases	Above Market Leases	Increase to Minimum Rent, Net
2011	$15,713	$(4,909)	$10,804
2012	10,703	(3,703)	7,000
2013	6,555	(2,592)	3,963
2014	2,824	(1,119)	1,705
2015	1,690	(115)	1,575
Thereafter	1,473	(28)	1,445

	$38,958	$(12,466)	$26,492

  Derivative Financial Instruments

            We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. We use a variety of derivative financial instruments in the normal course of business to manage or hedge the risks associated with our indebtedness and interest payments. Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps and caps. We require that hedging derivative instruments be highly effective in reducing the risk exposure that they are designated to hedge. As a result, there was no significant ineffectiveness from any of our derivative activities during the period. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract. We have no credit-risk-related hedging or derivative activities.

            As of December 31, 2010, we had the following outstanding interest rate derivatives related to interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Swaps	4	$692.5 million
Interest Rate Caps	3	$385.0 million

            The carrying value of our interest rate swap agreements, at fair value, is included within other liabilities and was $19.5 million and $13.0 million at December 31, 2010 and December 31, 2009, respectively. At December 31, 2009, we also had interest rate swaps with a carrying value of $0.3 million reported within deferred costs and other assets. The interest rate cap agreements were of nominal value at December 31, 2010 and December 31, 2009 and we generally do not apply hedge accounting to these arrangements. The total gross accumulated other comprehensive loss related to our derivative activities, including our share of the other comprehensive loss from joint venture properties, approximated $40.1 million and $52.3 million as of December 31, 2010 and 2009, respectively.

            We are also exposed to fluctuations in foreign exchange rates on financial instruments which are denominated in foreign currencies, primarily in Japan and Europe. We use currency forward contracts to manage our exposure to changes in foreign exchange rates on certain Yen and Euro-denominated receivables and net investments. Currency forward contracts involve fixing the Yen-USD or Euro-USD exchange rate for delivery of a specified amount of foreign currency on a specified date. The currency forward contracts are typically cash settled in US dollars for their fair value at or close to their settlement date. We entered into Yen-USD forward contracts during 2009 for approximately ¥3 billion that we expect to receive through April 2011 at an average exchange rate of 97.1 JPY:USD. We entered into

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

Yen-USD forward contracts during 2010 for an additional ¥1.7 billion that we expect to receive through October 2012 at an average exchange rate of 89.0 JPY:USD. Approximately ¥1.8 billion remains as of December 31, 2010 the aggregate of the 2009 and 2010 contracts. The December 31, 2010 liability balance related to these forwards was $2.1 million and is included in other liabilities and accrued dividends. We have reflected the changes in fair value for these forward contracts in earnings. The underlying currency adjustments on the foreign-denominated receivables are also reflected in income and generally offset the amounts in earnings for these forward contracts. We entered into two Euro-USD forward contracts during 2010 with an aggregate €200.0 million notional value maturing on June 30, 2011 which were designated as net investment hedges. The December 31, 2010 liability balance related to these forwards was $6.0 million and is included in other liabilities and accrued dividends. We apply hedge accounting and the changes in fair value for these Euro forward contracts are reflected in other comprehensive income (loss). Changes in the value of these hedges are offset by changes in the underlying hedged Euro-denominated joint venture investment.

  Noncontrolling Interests and Temporary Equity

            Details of the carrying amount of our noncontrolling interests are as follows as of December 31:

	2010	2009
Limited partners' interests in the Operating Partnership	$983,887	$892,603
Nonredeemable noncontrolling deficit interests in properties, net	(180,915)	(167,778)

Total noncontrolling interests reflected in equity	$802,972	$724,825

            Net income attributable to noncontrolling interests (which includes nonredeemable noncontrolling interests in consolidated properties, limited partners' interests in the Operating Partnership and preferred distributions of the Operating Partnership) is a component of consolidated net income. In addition, the individual components of other comprehensive income (loss) are presented in the aggregate for both controlling and noncontrolling interests, with the portion attributable to noncontrolling interests deducted from comprehensive income attributable to common stockholders.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

            A rollforward of noncontrolling interests for the years ending December 31 is as follows:

	2010	2009	2008
Noncontrolling interests, beginning of period	$724,825	$488,969	$592,978
Net income attributable to noncontrolling interests after preferred distributions	134,161	65,970	118,300
Distributions to noncontrolling interest holders (1)	(178,082)	(184,568)	(231,603)
Other comprehensive income (loss) allocable to noncontrolling interests:
Unrealized gain (loss) on interest rate hedging agreements	5,069	1,297	(10,380)
Net loss on derivative instruments reclassified from accumulated other comprehensive income (loss) into interest expense	(2,689)	(2,597)	(649)
Currency translation adjustments	(3,452)	(1,385)	(1,426)
Changes in available-for-sale securities and other	3,074	43,912	(34,142)

	2,002	41,227	(46,597)

Adjustment to limited partners' interest from (decreased) increased ownership in the Operating Partnership	(103,728)	162,732	23,455
Units issued to limited partners	213,861	174,458	74,695
Units converted to common shares	(3,866)	(24,033)	(31,351)
Issuance of unit equivalents and other	13,799	70	(10,908)

Noncontrolling interests, end of period	$802,972	$724,825	$488,969

(1)
The 2009 activity includes non-cash distributions of $133.7 million representing the portion of quarterly distributions paid in units of limited partnership interest in the Operating Partnership, or units.

  Accumulated Other Comprehensive Income (Loss)

            The components of our accumulated other comprehensive income (loss) consisted of the following as of December 31:

	2010	2009
Cumulative translation adjustments	$(31,358)	$(10,768)
Accumulated derivative losses, net	(40,069)	(52,345)
Net unrealized gains on marketable securities, net	79,292	59,358

Total accumulated other comprehensive income (loss)	$7,865	$(3,755)

Less: Accumulated other comprehensive (loss) income attributable to noncontrolling interests	(1,335)	667

Total accumulated other comprehensive income (loss) net of noncontrolling interests	$6,530	$(3,088)

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

  Revenue Recognition

            We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed the applicable sales threshold.

            We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance, or CAM, real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. As of December 31, 2010 for approximately 84% of our leases in the U.S. regional mall portfolio, we receive a fixed payment from the tenant for the CAM component. Without the fixed-CAM component, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

  Management Fees and Other Revenues

            Management fees and other revenues are generally received from our unconsolidated joint venture properties as well as third parties. Management fee revenue is earned based on a contractual percentage of joint venture property revenue. Development fee revenue is earned on a contractual percentage of hard costs to develop a property. Leasing fee revenue is earned on a contractual per square foot charge based on the square footage of current year leasing activity. We recognize revenue for these services provided when earned based on the underlying activity.

            Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying consolidated statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by third-party actuaries and management's best estimates. Total insurance reserves for our insurance subsidiaries and other self-insurance programs as of December 31, 2010 and 2009 approximated $116.2 million and $117.2 million, respectively, and are included in other liabilities and accrued dividends in the consolidated balance sheets. Information related to the securities included in the investment portfolio of our captive insurance subsidiaries is included within the "Marketable and Non-Marketable Securities" section above.

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

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

longer collectible. Presented below is the activity in the allowance for credit losses and includes the activities related to discontinued operations during the following years:

	For the Year Ended December 31,
	2010	2009	2008
Balance, beginning of period	$45,187	$44,650	$33,810
Consolidation of previously unconsolidated entities	426	—	—
Provision for credit losses	3,130	22,655	24,037
Accounts written off, net of recoveries	(17,093)	(22,118)	(13,197)

Balance, end of period	$31,650	$45,187	$44,650

  Income Taxes

            We and certain subsidiaries of the Operating Partnership have elected to be taxed as REITs under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require us to distribute at least 90% of our taxable income to stockholders and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain our REIT status and that of the REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Thus, we made no provision for federal income taxes for these entities in the accompanying consolidated financial statements. If Simon Property or the REIT subsidiaries fail to qualify as a REIT, we or that entity will be subject to tax at regular corporate rates for the years in which it failed to qualify. If we lose our REIT status we could not elect to be taxed as a REIT for four years unless our failure to qualify was due to reasonable cause and certain other conditions were satisfied.

            We have also elected taxable REIT subsidiary, or TRS, status for some of our subsidiaries. This enables us to provide services that would otherwise be considered impermissible for REITs and participate in activities that do not qualify as "rents from real property". For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

            As of December 31, 2010 and 2009, we had a net deferred tax asset of $9.0 million and $8.7 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries. No valuation allowance has been recorded as we believe these amounts will be realized. State income, franchise or other taxes were not significant in any of the periods presented.

  Transaction Expenses

            We expense acquisition, potential acquisition and disposition related costs as they are incurred. During the year ended December 31, 2010, we incurred costs for the acquisition of Prime as further discussed in Note 4. We also incurred expenses for other transactions that were not consummated. Additionally, during 2010, we settled, in cash, a transaction-related dispute and recorded a charge to earnings. Transaction expenses for the year ended December 31, 2010 totaled $69.0 million. During the year ended December 31, 2009, we recorded $5.7 million in transaction expenses related to costs associated with significant acquisition related activities.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

4.    Real Estate Acquisitions, Disposals, and Impairment

            We acquire properties to generate both current income and long-term appreciation in value. We acquire individual properties or portfolios of other retail real estate companies that meet our investment criteria and sell properties which no longer meet our strategic criteria. Our consolidated acquisition and disposal activity for the periods presented are highlighted as follows:

  2010 Acquisitions

            During 2010, we acquired a controlling interest in a previously unconsolidated regional mall which resulted in a remeasurement of our previously held equity interest to fair value and corresponding gain of approximately $13.0 million. This gain is included in gain (loss) upon acquisition of controlling interest and on sale or disposal of assets and interests in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income. On May 28, 2010, we acquired an additional interest of approximately 19% in Houston Galleria, located in Houston, Texas thereby increasing our noncontrolling interest from 31.5% to 50.4%.

            On August 30, 2010, we completed our previously announced acquisition of Prime, adding 21 outlet centers, including a center located in Puerto Rico, which was acquired on May 13, 2010. The transaction was valued at approximately $2.3 billion, including the assumption of existing mortgage indebtedness of $1.2 billion and the repayment of $310.7 million of preexisting mortgage loans at closing. We paid consideration comprised of 80% cash and 20% in units of the Operating Partnership. We issued approximately 1.7 million units with an issuance date fair value of approximately $154.5 million. We funded the cash portion of this acquisition through draws on our $3.9 billion unsecured revolving credit facility, or the Credit Facility, as further discussed in Note 8.

            The following table summarizes our recording of the assets acquired and liabilities assumed at the acquisition date:

Total
(in millions)
Investment properties	$2,167
Cash and cash equivalents	26
Tenant receivables and accrued revenue, net	4
Deferred costs and other assets (including intangibles)	234

Total assets	$2,431

Mortgages and other indebtedness (including premium of $28)	$1,270
Accounts payable, accrued expenses, intangibles and other	29
Other liabilities	18

Total liabilities	$1,317

            Acquisition related intangibles relate to in-place leases of $193.6 million and were recorded based on their estimated fair values and are reflected within deferred costs and other assets in the accompanying financial statements. The weighted average useful life of these intangibles is approximately 6.0 years and is amortized over the remaining life of the related leases on a straight-line basis and is included within depreciation and amortization in the consolidated statements of operations and comprehensive income.

            We recorded our acquisition of these 21 outlet centers using the acquisition method of accounting. Tangible and intangible assets and liabilities were established based on their estimated fair values at the date of acquisition. The results of operations of the acquired properties have been included in our consolidated results from the date of acquisition. The purchase price allocations are preliminary and subject to revision within the measurement period, not

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

4.    Real Estate Acquisitions, Disposals, and Impairment (Continued)

to exceed one year from the date of acquisition. There have been no significant changes in amounts recorded since the date of acquisition through December 31, 2010.

  2009 Acquisitions

            We had no consolidated property acquisitions during the year ended December 31, 2009.

  2008 Acquisitions

            Effective January 1, 2008, we acquired additional interests in three existing consolidated properties of between 1.8% and 5%, for an aggregate $6.2 million in cash. Two of the properties continue to have a noncontrolling interest holder. We now own 100% of the third property.

  2010 Dispositions

            During the year ended December 31, 2010, we disposed of one regional mall, one community center, and two other retail properties for which we received proceeds of $5.8 million. The net gain on these disposals was $5.7 million and is included in gain (loss) upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

  2009 Dispositions

            During the year ended December 31, 2009, we sold four consolidated properties for which we received proceeds of $3.9 million. The net loss on these disposals totaled $9.8 million and is included in gain (loss) upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

  2008 Dispositions

            We had no consolidated property dispositions during the year ended December 31, 2008.

  2009 Impairment

            In 2009, we recorded non-cash impairment charges of $240.1 million ($228.6 million, net of a tax benefit of $5.8 million and noncontrolling interest holders' share of $5.7 million). As discussed in Note 3, this non-cash charge includes a $140.5 million other-than-temporary impairment of our investment in Liberty. In addition, the total charge includes adjustments in the carrying value of one wholly-owned and one joint venture regional mall, a write-down of five land parcels and two joint venture non-retail real estate assets, and certain predevelopment costs related to projects no longer being pursued.

  2008 Impairment

            In 2008, we recorded impairment charges of $21.2 million ($19.4 million, net of tax benefit), which resulted primarily from a $10.5 million reduction in the carrying value of a regional mall to its estimated net realizable value and the write-off of predevelopment costs related to various projects that we no longer plan to pursue.

5.    Per Share Data

            We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

5.    Per Share Data (Continued)

outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share.

	For the Year Ended December 31,
	2010	2009	2008
Net Income attributable to Common Stockholders — Basic	$610,424	$283,098	$422,517
Effect of dilutive securities:
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	97	50	209

Net Income attributable to Common Stockholders — Diluted	$610,521	$283,148	$422,726

Weighted Average Shares Outstanding — Basic	291,076,008	267,054,946	225,332,593
Effect of stock options	274,460	315,897	551,057
Effect of contingently issuable shares from stock dividends	—	1,101,307	—

Weighted Average Shares Outstanding — Diluted	291,350,468	268,472,150	225,883,650

            For the year ending December 31, 2010, potentially dilutive securities include stock options, convertible preferred stock, units that are exchangeable for common stock, units granted under our long-term incentive performance programs and preferred units that are convertible into units or exchangeable for our preferred stock. The only security that had a dilutive effect for the year ended December 31, 2010 was stock options. The only securities that had a dilutive effect for the year ended December 31, 2009 were stock options and contingently issuable shares from stock dividends. The only security that had a dilutive effect for the year ended December 31, 2008 was stock options.

            We accrue dividends when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,
	2010	2009	2008
Total dividends paid per common share	$2.60	$2.70	$3.60

Percent taxable as ordinary income	53.82%	99.3%	84.7%
Percent taxable as long-term capital gains	39.68%	0.7%	1.2%
Percent nontaxable as return of capital	6.50%	—	14.1%

	100.0%	100.0%	100.0%

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

6.    Investment Properties

            Investment properties consist of the following as of December 31:

	2010	2009
Land	$2,929,054	$2,757,994
Buildings and improvements	24,263,169	22,265,721

Total land, buildings and improvements	27,192,223	25,023,715
Furniture, fixtures and equipment	316,512	312,474

Investment properties at cost	27,508,735	25,336,189
Less — accumulated depreciation	7,711,304	7,004,534

Investment properties at cost, net	$19,797,431	$18,331,655

Construction in progress included above	$125,227	$281,683

7.    Investments in Unconsolidated Entities

            Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio. We held joint venture ownership interests in 101 properties in the U.S. as of December 31, 2010. We also held an interest in a joint venture which owned 45 European shopping centers as of December 31, 2010 and we held an interest in two joint ventures which owned 51 European shopping centers as of December 31, 2009. As of December 31, 2010, we also held interests in eight joint venture properties under operation in Japan, one joint venture property under operation in Mexico, one joint venture property under operation and two joint venture properties under development in Korea, and one joint venture property under development in Malaysia. We account for these joint venture properties using the equity method of accounting.

            Substantially all of our joint venture properties are subject to rights of first refusal, buy-sell provisions, or other sale or marketing rights for partners which are customary in real estate joint venture agreements and the industry. Our partners in these joint ventures may initiate these provisions at any time (subject to any applicable lock up or similar restrictions), which could result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest from our partner.

            In May 2010, Opry Mills Mall, a property in which we have a 50% interest through our SPG-FCM joint venture, sustained significant flood damage and remains closed. Insurance proceeds of $50 million have been funded by the insurers and remediation work has been completed. The excess insurance carriers (those providing coverage above $50 million) have denied the joint venture's claim for additional proceeds (of up to an additional $150 million) to pay amounts for restoration costs and business interruption losses. We believe recovery under the insurance coverage is probable, but no assurances can be made in that regard.

Loans to SPG-FCM

            As part of the 2007 Mills acquisition, the Operating Partnership made loans to SPG-FCM and Mills which were used by SPG-FCM and Mills to repay loans and other obligations of Mills. As of December 31, 2010 and 2009, the outstanding balance of our remaining loan to SPG-FCM was $651.0 million and $632.0 million, respectively. During 2010, 2009 and 2008, we recorded approximately $9.9 million, $9.3 million and $15.3 million in interest income (net of inter-entity eliminations) related to this loan, respectively. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2010, 2009 and 2008 of approximately $0.9 million, $3.7 million and $3.1 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM. The loan bears interest at a rate of LIBOR plus 275 basis points and matures on June 8, 2011, and can be extended for one year.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

Summary Financial Information

            A summary of our investments in joint ventures and share of income from such joint ventures follows. Balance sheet information for the joint ventures is as follows:

	December 31, 2010	December 31, 2009
BALANCE SHEETS
Assets:
Investment properties, at cost	$21,236,594	$21,555,729
Less — accumulated depreciation	5,126,116	4,580,679

	16,110,478	16,975,050
Cash and cash equivalents	802,025	771,045
Tenant receivables and accrued revenue, net	353,719	364,968
Investment in unconsolidated entities, at equity	158,116	235,173
Deferred costs and other assets	525,024	535,398

Total assets	$17,949,362	$18,881,634

Liabilities and Partners' Equity:
Mortgages and other indebtedness	$15,937,404	$16,549,276
Accounts payable, accrued expenses, intangibles, and deferred revenue	748,245	834,668
Other liabilities	961,284	978,771

Total liabilities	17,646,933	18,362,715
Preferred units	67,450	67,450
Partners' equity	234,979	451,469

Total liabilities and partners' equity	$17,949,362	$18,881,634

Our Share of:
Partners' equity	$146,578	$316,800
Add: Excess Investment	757,672	694,023

Our net Investment in Joint Ventures	$904,250	$1,010,823

            "Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We amortize excess investment over the life of the related properties, typically no greater than 40 years, and the amortization is included in the reported amount of income from unconsolidated entities.

            As of December 31, 2010, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2011	$1,674,563
2012	2,233,471
2013	1,883,954
2014	2,205,723
2015	1,998,785
Thereafter	5,931,026

Total principal maturities	15,927,522
Net unamortized debt premiums and discounts	9,882

Total mortgages and other indebtedness	$15,937,404

            This debt becomes due in installments over various terms extending through 2036 with interest rates ranging from 0.48% to 9.35% and a weighted average rate of 5.09% at December 31, 2010.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

	For the Year Ended December 31,
	2010	2009	2008
STATEMENTS OF OPERATIONS
Revenue:
Minimum rent	$1,960,951	$1,965,565	$1,956,129
Overage rent	147,776	132,260	130,549
Tenant reimbursements	950,267	987,028	1,005,638
Other income	223,234	174,611	199,774

Total revenue	3,282,228	3,259,464	3,292,090
Operating Expenses:
Property operating	635,946	656,399	671,268
Depreciation and amortization	793,012	801,618	775,887
Real estate taxes	253,627	261,294	263,054
Repairs and maintenance	105,042	110,606	124,272
Advertising and promotion	61,814	65,124	70,425
Provision for credit losses	4,053	16,123	24,053
Impairment charge	—	18,249	—
Other	210,858	182,201	177,298

Total operating expenses	2,064,352	2,111,614	2,106,257

Operating Income	1,217,876	1,147,850	1,185,833
Interest expense	(868,856)	(884,539)	(969,420)
Gain (loss) from unconsolidated entities	(840)	(4,739)	(5,123)
Impairment charge from investments in unconsolidated entities	(16,671)	—	—
Gain on sale of asset	39,676	—	—

Income from Continuing Operations	371,185	258,572	211,290
Income from discontinued joint venture interests	—	—	47

Net Income	$371,185	$258,572	$211,337

Third-Party Investors' Share of Net Income	$234,799	$170,265	$132,111

Our Share of Net Income	136,386	88,307	79,226
Amortization of Excess Investment	(48,329)	(55,690)	(46,980)
Our Share of Gain on Sale or Disposal of Assets and Interests in unconsolidated entities, net	(20,305)	—	—
Our Share of Impairment Charge from Investments in Unconsolidated Entities	8,169	7,603	—

Income from Unconsolidated Entities, net	$75,921	$40,220	$32,246

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

  2009 Impairment

            In December 2009 we recognized non-cash impairment charges of $7.6 million representing our share of impairment charges on joint venture properties. This charge represents adjustments to the carrying value of certain parcels of land and the write-off of predevelopment costs related to certain projects no longer being pursued. In addition, in December 2009 we recognized $35.1 million of impairment charges for investments in certain unconsolidated entities including one regional mall and two non-retail real estate assets for which declines in value below our carrying amount were deemed other-than-temporary.

  2010 Impairment

            In December 2010, we recognized an $8.2 million non-cash impairment charge representing our share of an impairment on a joint venture investment in a property in Italy for which a decline in value below our carrying amount was deemed other-than-temporary.

  International Joint Venture Investments

            We account for all of our international joint venture investments using the equity method of accounting and we conduct our international operations through joint venture arrangements.

            European Joint Ventures.    We have a 49% ownership interest in Gallerie Commerciali Italia, or GCI. The carrying amount of our investment in GCI was $330.1 million and $302.2 million as of December 31, 2010 and 2009, respectively, including all related components of accumulated other comprehensive income (loss).

            On July 15, 2010, we and our partner in Simon Ivanhoe, Ivanhoe Cambridge Inc., sold our collective interests in Simon Ivanhoe which owned seven shopping centers located in France and Poland to Unibail-Rodamco. The joint venture partners received net consideration of €422.5 million for their interests after the repayment of all joint venture debt, subject to certain post-closing adjustments. Our share of the gain on sale of our interests in Simon Ivanhoe was approximately $281 million. A portion of the proceeds was used to repay the €167.4 million (approximately $215 million) principal balance on the Euro-denominated tranche of our Credit Facility.

            Asian Joint Ventures.    We conduct our international Premium Outlet operations in Japan through our 40% participation in a joint venture with Mitsubishi Estate Co., Ltd. The carrying amount of our investment in this joint venture was $340.8 million and $302.2 million as of December 31, 2010 and 2009, respectively, including all related components of accumulated other comprehensive income (loss). We conduct our international Premium Outlet operations in Korea through our 50% participation in a joint venture with Shinsegae International Co. As of December 31, 2010 and December 31, 2009, respectively, the carrying amount of our investment in this joint venture was $35.7 million and $26.1 million including all related components of accumulated other comprehensive income (loss).

            In December 2009, we recognized a loss on our 32.5% interests in our shopping centers operating or under development in China. The interests were sold to affiliates of our Chinese partner for approximately $29 million, resulting in a loss of approximately $20 million which is included in gain (loss) upon acquisition of controlling interest, and on sale or disposal of assets and interests in unconsolidated entities, net in the 2009 consolidated statement of operations and comprehensive income.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8. Indebtedness and Derivative Financial Instruments

            Our mortgages and other indebtedness, excluding the impact of derivative instruments, consist of the following as of December 31:

	2010	2009
Fixed-Rate Debt:
Mortgages and other notes, including $31,614 and $9,757 net premiums, respectively. Weighted average interest and maturity of 6.09% and 4.6 years at December 31, 2010.	$5,485,659	$5,239,263
Unsecured notes, including $26,586 and $23 net discounts, respectively. Weighted average interest and maturity of 6.04% and 7.3 years at December 31, 2010.	9,985,886	11,574,977

Total Fixed-Rate Debt	15,471,545	16,814,240
Variable-Rate Debt:
Mortgages and other notes, at face value. Weighted average interest and maturity of 1.65% and 1.8 years at December 31, 2010.	1,143,578	1,370,000
Credit Facility (see below)	858,637	446,062

Total Variable-Rate Debt	2,002,215	1,816,062

Total Mortgages and Other Indebtedness	$17,473,760	$18,630,302

            General.    At December 31, 2010, we have pledged 92 properties as collateral to secure related mortgage notes including 12 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 52 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each property within the collateral package. Of our 92 encumbered properties, indebtedness on 31 of these encumbered properties and our unsecured debt are subject to various financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and other indebtedness may be prepaid but are generally subject to payment of a yield-maintenance premium or defeasance.

            Some of the limited partners guarantee a portion of our consolidated debt through foreclosure guarantees. In total, 25 limited partners provide guarantees of foreclosure of $173.4 million of our consolidated debt at three consolidated properties. In each case, the loans were made by unrelated third party institutional lenders and the guarantees are for the benefit of each lender. In the event of foreclosure of the mortgaged property, the proceeds from the sale of the property are first applied against the amount of the guarantee and also reduce the amount payable under the guarantee. To the extent the sale proceeds from the disposal of the property do not cover the amount of the guarantee, then the limited partner is liable to pay the difference between the sale proceeds and the amount of the guarantee so that the entire amount guaranteed to the lender is satisfied. The debt is non-recourse to us and our affiliates.

Unsecured Debt

            Our unsecured debt consists of approximately $10.0 billion of senior unsecured notes of the Operating Partnership and $858.6 million outstanding under our Credit Facility. The Credit Facility has a borrowing capacity of $3.9 billion and contains an accordion feature allowing the maximum borrowing capacity to expand to $4.0 billion. The Credit Facility matures on March 31, 2013. The base interest on the Credit Facility is LIBOR plus 210 basis points and includes a facility fee of 40 basis points. The Credit Facility also includes a money market competitive bid feature, which allows participating lenders to bid on amounts outstanding at then current market rates of interest for up to 50%

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8. Indebtedness and Derivative Financial Instruments (Continued)

of amounts available under the facility. As of December 31, 2010, we are in compliance with all of the covenants of our unsecured debt.

            During the year ended December 31, 2010, our borrowings under the Credit Facility increased primarily as a result of the acquisition of Prime partially offset by the repayment of €167.4 million (approximately $215 million) principal balance on the Euro-denominated tranche of our Credit Facility on July 23, 2010. The total outstanding balance of the Credit Facility as of December 31, 2010 was $858.6 million, and the maximum outstanding balance during the year ended December 31, 2010 was $862.2 million. During the year ended December 31, 2010, the weighted average outstanding balance on the Credit Facility was approximately $580.4 million. The outstanding balance as of December 31, 2010 includes $273.6 million (U.S. dollar equivalent) of Yen-denominated borrowings. Letters of credit of $33.3 million were outstanding under the Credit Facility at December 31, 2010.

            On January 12, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from January 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted average coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes that closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. The weighted average duration of the notes offering was 14.4 years and the weighted average coupon was 5.69%. We recorded a $165.6 million charge to earnings in the first quarter of 2010 as a result of the tender offer.

            On March 18, 2010, the Operating Partnership repaid a $300.0 million senior unsecured note which had a fixed rate of 4.875%.

            On June 15, 2010, the Operating Partnership repaid a $400.0 million senior unsecured note which had a fixed rate of 4.60%.

            On August 9, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of three outstanding series with maturity dates ranging from May 2013 to August 2014. The total principal amount of the notes accepted for purchase on August 17, 2010 was approximately $1.33 billion, with a weighted average duration of 3.5 years and a weighted average coupon of 6.06%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $900.0 million of 4.375% senior unsecured notes that closed on August 16, 2010. The senior notes are due on March 1, 2021. We recorded a $185.1 million charge to earnings in the third quarter of 2010 as a result of the tender offer.

            On August 16, 2010, the Operating Partnership repaid a $400.0 million senior unsecured note which had a fixed rate of 4.875%.

Secured Debt

            The balance of fixed and variable rate mortgage notes was $6.6 billion at December 31, 2010 and 2009. Of the balance outstanding at December 31, 2010, $5.7 billion is nonrecourse to us. The fixed-rate mortgages generally require monthly payments of principal and/or interest. The interest rates of variable-rate mortgages are typically based on LIBOR. During the year ended December 31, 2010, we unencumbered five properties by repaying $1.1 billion in mortgage loans with a weighted average interest rate of 4.35%.

            On May 13, 2010, we acquired a property located in Barceloneta, Puerto Rico subject to an existing $75.2 million mortgage loan. The loan matures on May 1, 2014 and bears interest at LIBOR plus 225 basis points with a LIBOR floor of 1.50%.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8. Indebtedness and Derivative Financial Instruments (Continued)

            In connection with our acquisition of Prime, we assumed existing mortgage loans of approximately $1.2 billion which bear interest at fixed rates ranging from 5.51% to 6.01% and mature at various dates throughout 2016.

Debt Maturity and Other

            Our scheduled principal repayments on indebtedness as of December 31, 2010 are as follows:

2011	$895,575
2012	1,823,095
2013	2,306,160
2014	1,796,160
2015	1,680,043
Thereafter	8,967,699

Total principal maturities	17,468,732
Net unamortized debt premium and other	5,028

Total mortgages and other indebtedness	$17,473,760

            Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the Year Ended December 31,
	2010	2009	2008
Cash paid for interest	$1,015,989	$994,688	$1,001,718

Derivative Financial Instruments

            Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

            We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to consolidated net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income and is amortized to interest expense over the life of the debt agreement.

            The fair value of our interest rate swap agreements is included within other liabilities and was $19.5 million and $13.0 million at December 31, 2010 and 2009, respectively. At December 31, 2009, we also had interest rate swaps with a fair value of $0.3 million within deferred costs and other assets. The interest rate cap agreements were of nominal net value at December 31, 2010 and 2009. In addition, the unamortized balance of our treasury locks recorded in accumulated other comprehensive income (loss) was $6.5 million as of December 31, 2010. The net deficit from terminated swap agreements is also recorded in accumulated other comprehensive income (loss) and the unamortized balance was $1.3 million as of December 31, 2010. As of December 31, 2010, our outstanding LIBOR based derivative contracts consisted of:

  •
  interest rate cap protection agreements with a notional amount of $385.0 million which mature in July 2011 and June 2014, and

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8. Indebtedness and Derivative Financial Instruments (Continued)

  •
  fixed rate swap agreements with a notional amount of $692.5 million which have a weighted average fixed pay rate of 2.79% and a weighted average variable receive rate of 0.51%.

            Within the next year, we expect to reclassify to earnings approximately $19.8 million of losses from the current balance held in accumulated other comprehensive income (loss). The amount of ineffectiveness relating to cash flow hedges recognized in income during the periods presented was not material.

            Our joint ventures may also enter into interest rate swaps or caps, which are recorded at fair value on the joint venture balance sheets. Included in our accumulated other comprehensive income (loss) as of December 31, 2010 and 2009 is our share of the joint ventures' accumulated derivative losses of $20.9 million and $30.1 million, respectively.

Fair Value of Financial Instruments

            The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimate the fair values of consolidated fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. We estimate the fair values of consolidated fixed-rate unsecured notes using quoted market prices, or, if no quoted market prices are available, we use quoted market prices for securities with similar terms and maturities. The carrying value of our consolidated fixed-rate mortgages and other indebtedness, excluding those with an associated fixed to floating swap, was $14.8 billion and $16.1 billion as of December 31, 2010 and 2009, respectively. The fair values of financial instruments and our related discount rate assumptions used in the estimation of fair value for our consolidated fixed-rate mortgages and other indebtedness as of December 31 is summarized as follows:

	2010	2009
Fair value of fixed-rate mortgages and other indebtedness	$16,087	$16,580
Weighted average discount rates assumed in calculation of fair value for fixed-rate mortgages	4.46%	6.11%

9.    Rentals under Operating Leases

            Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2010 are as follows:

2011	$2,140,123
2012	1,944,020
2013	1,709,738
2014	1,501,966
2015	1,252,753
Thereafter	3,369,238

$11,917,838

            Approximately 0.6% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10.    Equity

            Our Board of Directors is authorized to reclassify excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10.    Equity (Continued)

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

            Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. At the time of the initial public offering of our predecessor in 1993, the charter of the predecessor gave Melvin Simon, Herbert Simon, David Simon and certain of their affiliates, or the Simons, the right to elect four of the members of the Board of Directors, conditioned upon the Simons, or entities they control, maintaining specified levels of equity ownership in our predecessor, the Operating Partnership and all subsidiaries. In addition, at that time, Melvin Simon & Associates, Inc., or MSA, acquired 3,200,000 shares of our Class B common stock. MSA placed the Class B common stock into a voting trust under which the Simons were the sole trustees. These voting trustees had the authority to elect up to four members of the Board of Directors. These same arrangements were incorporated into our Charter in 1998 during the combination of our predecessor and Corporate Property Investors, Inc. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the estate of Melvin Simon, Herbert Simon or David Simon. The Class B shares can be converted into shares of common stock at the option of the holders. At the initial offering we reserved 3,200,000 shares of common stock for the possible conversion of the outstanding Class B shares; the number of outstanding Class B shares was reduced to 8,000 in 1998, although the right of the holders to elect up to four directors was not modified.

Common Stock Issuances

            In 2010, we issued 247,640 shares of common stock to 47 limited partners in exchange for an equal number of units.

            We issued 178,683 shares of common stock related to employee and director stock options exercised during 2010. We used the net proceeds from the option exercises of approximately $4.9 million to acquire additional units. The Operating Partnership used the net proceeds for general business purposes.

            We issued 6,670,589 shares of common stock upon the conversion of 7,871,276 shares of Series I 6% Convertible Perpetual Preferred Stock as discussed below in Temporary Equity.

            On August 30, 2010, the Operating Partnership issued 1,720,671 units to the owners of Prime in connection with the acquisition of 20 outlet centers as discussed in Note 4.

            On May 13, 2010, the Operating Partnership issued 77,798 units to the owners of Prime in connection with the acquisition of an outlet center located in Barceloneta, Puerto Rico.

Temporary Equity

            We classify as temporary equity those securities for which there is the possibility that we could be required to redeem the security for cash irrespective of the probability of such a possibility. As a result, we classify one series of preferred stock, and several series of preferred units of the Operating Partnership in temporary equity. Each of these securities that are classified in temporary equity is discussed below.

            Series I 6% Convertible Perpetual Preferred Stock.    This series of preferred stock was issued in connection with our acquisition of Chelsea Property Group, or Chelsea, in 2004. The terms of this series of preferred stock are substantially

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10.    Equity (Continued)

identical to those of the related series of 6% Series I Convertible Perpetual Preferred Units, or the Series I preferred units, described below.

            As of the end of the first quarter of 2010 and through April 14, 2010, holders of our Series I 6% Convertible Perpetual Preferred Stock, or Series I preferred stock, and holders of the Series I preferred units, could elect to convert their Series I preferred stock into shares of our common stock or Series I preferred units into units of the Operating Partnership or Series I preferred stock. The optional conversion election resulted from the closing sale price of our common stock exceeding the applicable trigger price per share for a period of 20 trading days in the last 30 trading days of the prior quarter. Each share of Series I preferred stock and Series I preferred unit was convertible into common stock or units at a conversion ratio of .847495.

            On March 17, 2010, we announced that we would redeem all of the outstanding shares of our Series I preferred stock and the Operating Partnership's Series I preferred units on April 16, 2010. The redemption price was equal to the liquidation value per share plus accumulated and unpaid dividends through the redemption date or $50.4917 per share or unit.

            Through the redemption date of April 16, 2010, holders of Series I preferred stock converted 7,871,276 shares of Series I preferred stock into 6,670,589 shares of our common stock.

            Limited Partners' Preferred Interests in the Operating Partnership and Other Noncontrolling Redeemable Interests in Properties.    The following table summarizes each series of preferred units of the Operating Partnership and the amount of the noncontrolling redeemable interests in properties as of December 31. The redemption features of each of these series of preferred units of the Operating Partnership contain provisions which could require us to settle the redemption in cash. As a result, these series of preferred units in the Operating Partnership, along with the noncontrolling redeemable interests in properties, remain classified outside permanent equity.

	2010	2009
7.50% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding	$25,537	$25,537
6% Series I Convertible Perpetual Preferred Units, 19,000,000 units authorized, 0 and 1,017,480 issued and outstanding, respectively	—	50,874
	25,537	76,411
Other noncontrolling redeemable interests in properties	59,932	49,404

Limited partners' preferred interest in the Operating Partnership and other noncontrolling redeemable interests in properties	$85,469	$125,815

            6% Series I Convertible Perpetual Preferred Units.    Through the redemption date of April 16, 2010, holders of Series I preferred units converted 1,017,480 Series I preferred units into 862,292 units of the Operating Partnership at a conversion ratio of .847495. We redeemed the remaining 219,879 shares of Series I preferred stock for $50.4917 per share for an aggregate cash redemption payment of $11.1 million including accrued dividends.

            7.50% Cumulative Redeemable Preferred Units.    This series of preferred units accrues cumulative quarterly distributions at a rate of $7.50 annually. The Operating Partnership may redeem the preferred units on or after November 10, 2013, unless there is the occurrence of certain tax triggering events such as death of the initial holder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The redemption price is the liquidation value ($100.00 per preferred unit) plus accrued and unpaid distributions, payable either in cash or fully registered shares of our common stock at our election. In the event of the death of a holder of the preferred units, the occurrence of certain tax triggering events applicable to the holder, or on

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10.    Equity (Continued)

or after November 10, 2006, the holder may require the Operating Partnership to redeem the preferred units at the same redemption price payable at the option of the Operating Partnership in either cash or shares of common stock.

Permanent Equity

            Preferred Stock.    Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays preferred distributions to us equal to the dividends we pay on the preferred stock issued.

            Series J 8 3/8% Cumulative Redeemable Preferred Stock.    We issued this series of preferred stock in 2004 to replace a series of Chelsea preferred stock. Dividends accrue quarterly at an annual rate of 8 3/8% per share. We can redeem this series, in whole or in part, on or after October 15, 2027 at a redemption price of $50.00 per share, plus accumulated and unpaid dividends. This preferred stock was issued at a premium of $7.5 million as of the date of our acquisition of Chelsea. The unamortized premium included in the carrying value of the preferred stock at December 31, 2010 and 2009 was $5.5 million and $5.9 million, respectively.

Other Equity Activity

            Notes Receivable from Former CPI Stockholders.    Notes receivable of $16.8 million from stockholders of an entity we acquired in 1998 are reflected as a deduction from capital in excess of par value in the consolidated statements of equity in the accompanying financial statements. The notes do not bear interest and become due at the time the underlying shares are sold.

            The Simon Property Group 1998 Stock Incentive Plan.    This plan, or the 1998 plan, provides for the grant of equity-based awards in the form of options to purchase shares, stock appreciation rights, restricted stock grants and performance unit awards. Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Code and options which are not so qualified. An aggregate of 11,300,000 shares of common stock have been reserved for issuance under the 1998 plan. Additionally, the partnership agreement requires us to sell shares of common stock to the Operating Partnership, at fair value, sufficient to satisfy the exercising of any stock options, and for us to purchase units for cash in an amount equal to the fair market value of such shares. Annual stock incentive programs were approved each year from 2001 until 2009 when no program was established.

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

            Automatic Awards For Eligible Directors.    Directors who are not also our employees or employees of our affiliates receive automatic awards under the 1998 plan. Until 2003, these awards took the form of stock options. Since then, the awards have been shares of restricted stock. Currently, each eligible director receives on the first day of the first calendar month following his or her initial election an award of restricted stock with a value of $82,500 (pro-rated for partial years of service). Thereafter, as of the date of each annual meeting of stockholders, eligible directors who are re-elected receive an award of restricted stock having a value of $82,500. In addition, eligible directors who serve as chairpersons of the standing committees (excluding the Executive Committee) receive an additional annual award of restricted stock having a value of $10,000 (in the case of the Audit Committee) or $7,500 (in the case of all other

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10.    Equity (Continued)

standing committees). The Lead Independent Director also receives an annual restricted stock award having a value of $12,500. The restricted stock vests in full after one year.

            Once vested, the delivery of the shares of restricted stock (including reinvested dividends) is deferred under our Director Deferred Compensation Plan until the director retires, dies or becomes disabled or otherwise no longer serves as a director. The directors may vote and are entitled to receive dividends on the underlying shares; however, any dividends on the shares of restricted stock must be reinvested in shares of common stock and held in the deferred compensation plan until the shares of restricted stock are delivered to the former director.

            In addition to automatic awards, eligible directors may be granted discretionary awards under the 1998 plan.

  Long-Term Incentive Performance Program

            On March 16, 2010, the Compensation Committee of our Board approved a Long-Term Incentive Performance Program, or LTIP Program, for certain of our senior executive officers. Awards under the LTIP Program take the form of LTIP Units, a form of limited partnership interest issued by the Operating Partnership. During the performance period, participants are entitled to receive on the LTIP Units awarded to them distributions equal to 10% of the regular quarterly distributions paid on a unit of the Operating Partnership. As a result, we account for these LTIP Units as participating securities under the two-class method of computing earnings per share. Awarded LTIP Units will be considered earned, in whole or in part, depending upon the extent to which the applicable TSR benchmarks, as defined, are achieved during the performance period and, once earned, will become the equivalent of units after a two year service-based vesting period, beginning after the end of the performance period. Awarded LTIP Units not earned are forfeited.

            The Compensation Committee awarded LTIP Units under three LTIP Programs having one, two and three year performance periods, which end on December 31, 2010, 2011 and 2012, respectively. We refer to these three programs as the one, two and three year 2010 LTIP Programs, or the 2010 LTIP Programs. After the end of each performance period, any earned LTIP Units will then be subject to service-based vesting over a period of two years. One-half of the earned LTIP Units will vest on January 1 of each of the second and third years following the end of the applicable performance period, subject to the participant maintaining employment with us through those dates.

            The awards made pursuant to the 2010 LTIP Programs have an aggregate grant date fair value, adjusted for estimated forfeitures, of $7.2 million for the one-year program, $14.8 million for the two-year program and $23.0 million for the three-year program. Grant date fair value was estimated based upon the results of a Monte Carlo model, and the resulting expense will be recorded regardless of whether the TSR benchmarks are achieved. The grant date fair value is being amortized into expense over the period from the grant date to the date at which the awards, if any, become vested. During the twelve months ended December 31, 2010, we recognized $12.5 million of compensation expense under the LTIP Programs.

            Restricted Stock.    The 1998 plan also provides for shares of restricted stock to be granted to certain employees at no cost to those employees, subject to achievement of certain financial and return-based performance measures established by the committee related to the most recent year's performance. Once granted, the shares of restricted stock then vest annually over a four-year period (25% each year) beginning on January 1 of each year. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to earnings ratably over the vesting period. Through December 31, 2010 a total of 5,109,362 shares of restricted stock, net of

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10.    Equity (Continued)

forfeitures, have been awarded under the plan. Information regarding restricted stock awards is summarized in the following table for each of the years presented:

	For the Year Ended December 31,
	2010	2009	2008
Restricted stock shares awarded during the year, net of forfeitures	116,726	254,227	276,872
Weighted average fair value of shares granted during the year	$85.17	$29.44	$85.77
Amortization expense	$16,839	$22,870	$28,640

            The weighted average life of our outstanding options as of December 31, 2010 is 0.8 years. Information relating to Employee Options from December 31, 2007 through December 31, 2010 is as follows:

	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2007	1,006,738	$33.48

Granted	—	—
Exercised, none were forfeited during the period	(282,106)	41.96

Shares under option at December 31, 2008	724,632	$30.18

Granted	—	—
Exercised	(181,850)	25.52
Forfeited	(37,100)	70.73

Shares under option at December 31, 2009	505,682	$28.88

Granted	—	—
Exercised, none were forfeited during the period	(178,683)	23.03

Shares under option at December 31, 2010	326,999	$29.75

	Outstanding and Exercisable
Employee Options: Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price Per Share
$23.41—$30.38	266,550	0.23	$25.54
$30.39—$46.97	34,749	3.09	46.97
$46.98—$50.17	25,700	3.17	50.17

Total	326,999		$29.75

            No stock options were granted to any non-employee director and there were no stock options previously awarded to non-employee directors that were outstanding from December 31, 2007 through December 31, 2010.

            We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10.    Equity (Continued)

Exchange Rights

            Limited partners in the Operating Partnership have the right to exchange all or any portion of their units for shares of common stock on a one-for-one basis or cash, as determined by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of our common stock at that time. At December 31, 2010, we had reserved 62,919,853 shares of common stock for possible issuance upon the exchange of units, stock options, and Class B common stock and certain convertible preferred stock.

122

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

11. Commitments and Contingencies

Litigation

            We are involved from time-to-time in various legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters, and litigation in connection with transactions including acquisitions and divestitures. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Lease Commitments

            As of December 31, 2010, a total of 31 of the consolidated properties are subject to ground leases. The termination dates of these ground leases range from 2012 to 2090. These ground leases generally require us to make fixed annual rental payments, or a fixed annual rental plus a percentage rent component based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense as follows:

	For the Year Ended December 31,
	2010	2009	2008
Ground lease expense	$36,750	$32,086	$30,681

            Future minimum lease payments due under these ground leases for years ending December 31, excluding applicable extension options, are as follows:

2011	$25,717
2012	25,923
2013	26,264
2014	26,248
2015	26,966
Thereafter	940,599

$1,071,717

Insurance

            We maintain insurance coverage with third party carriers who provide a portion of the coverage for specific layers of potential losses including commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties in the United States. The initial portion of coverage not provided by third party carriers is either insured through our wholly-owned captive insurance companies, Rosewood Indemnity, Ltd. and Bridgewood Insurance Company, Ltd., and other financial arrangements controlled by us. The third party carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through our captive insurance entities also provides initial coverage for property insurance and certain windstorm risks at the properties located in coastal windstorm locations.

            We currently maintain insurance coverage against acts of terrorism on all of our properties in the United States on an "all risk" basis in the amount of up to $1 billion. The current federal laws which provide this coverage are expected to operate through 2014. Despite the existence of this insurance coverage, any threatened or actual terrorist attacks where we operate could adversely affect our property values, revenues, consumer traffic and tenant sales.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

11. Commitments and Contingencies (Continued)

Guarantees of Indebtedness

            Joint venture debt is the liability of the joint venture and is typically secured by the joint venture property, which is non-recourse to us. As of December 31, 2010, the Operating Partnership has loan guarantees of $60.7 million underlying joint venture related mortgage or other indebtedness. Mortgages which are guaranteed by us are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

            We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlets, The Mills, and community/lifestyle centers rely heavily upon anchor tenants like most retail properties. Four retailers occupied 526 of the approximately 1,320 anchor stores in the properties as of December 31, 2010. An affiliate of one of these retailers is a limited partner in the Operating Partnership. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

Limited Life Partnerships

            We are the controlling partner in several consolidated partnerships that have a limited life. We estimated the settlement values of these noncontrolling interests as of December 31, 2010 and 2009 as approximately $135 million and $115 million, respectively. The settlement values are based on the estimated fair values upon a hypothetical liquidation of the partnership interests and estimated yield maintenance or prepayment penalties associated with the payment to settle any underlying secured mortgage debt.

12.    Related Party Transactions

            Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc., a related party, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the Year Ended December 31,
	2010	2009	2008
Amounts charged to unconsolidated joint ventures	$118,905	$120,866	$125,663
Amounts charged to properties owned by related parties	4,308	4,522	4,980

            During 2010, 2009 and 2008, we recorded interest income of $9.9 million, $9.3 million and $15.3 million respectively, and financing fee income of $0.9 million, $3.7 million and $3.1 million, respectively, net of inter-entity eliminations, related to the loans that we have provided to Mills and SPG-FCM and lending financing services to those entities and the properties in which they hold an ownership interest.

Simon Property Group, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

13.    Quarterly Financial Data (Unaudited)

            Quarterly 2010 and 2009 data is summarized in the table below. Quarterly amounts may not equal annual amounts due to rounding.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010
Total revenue	$925,071	$933,566	$979,275	$1,119,718
Operating income	426,916	415,467	397,794	504,062
Consolidated income from continuing operations	20,754	185,152	280,532	267,076
Net income available to common stockholders	9,373	152,504	230,624	217,923
Income from continuing operations per share — Basic	$0.03	$0.52	$0.79	$0.74
Net income per share — Basic	$0.03	$0.52	$0.79	$0.74
Income from continuing operations per share — Diluted	$0.03	$0.52	$0.79	$0.74
Net income per share — Diluted	$0.03	$0.52	$0.79	$0.74
Weighted average shares outstanding	286,124,631	292,323,804	292,830,418	292,931,101
Diluted weighted average shares outstanding	286,124,631	292,613,735	293,089,128	293,160,767
2009
Total revenue	$918,492	$903,612	$924,932	$1,028,180
Operating income	364,216	224,698	392,177	425,601
Consolidated income (loss) from continuing operations	146,248	(14,108)	139,189	115,933
Net income (loss) available to common stockholders	106,768	(20,760)	105,547	91,543
Income (loss) from continuing operations per share — Basic	$0.45	$(0.08)	$0.38	$0.32
Net income (loss) per share — Basic	$0.45	$(0.08)	$0.38	$0.32
Income (loss) from continuing operations per share — Diluted	$0.45	$(0.08)	$0.38	$0.32
Net income (loss) per share — Diluted	$0.45	$(0.08)	$0.38	$0.32
Weighted average shares outstanding	235,908,551	268,289,545	281,430,338	283,967,587
Diluted weighted average shares outstanding	236,128,461	268,289,545	282,474,292	284,595,548

QuickLinks

  Exhibit 13.1
Management's Report On Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm