Form 10-K, Exhibit 13
period 2011-12-31
SIMON PROPERTY GROUP INC /DE/
filed 2012-02-28
CIK 1063761

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

	As of or for the Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands, except per share data)
OPERATING DATA:
Total consolidated revenue	$4,306,432	$3,957,630	$3,775,216	$3,783,155	$3,650,799
Consolidated income from continuing operations	1,245,900	753,514	387,262	599,560	674,605
Net income available to common stockholders	$1,021,462	$610,424	$283,098	$422,517	$436,164
BASIC EARNINGS PER SHARE:
Income from continuing operations	$3.48	$2.10	$1.06	$1.88	$2.09
Discontinued operations	—	—	—	—	(0.13)

Net income attributable to common stockholders	$3.48	$2.10	$1.06	$1.88	$1.96

Weighted average shares outstanding	293,504	291,076	267,055	225,333	222,998
DILUTED EARNINGS PER SHARE:
Income from continuing operations	$3.48	$2.10	$1.05	$1.87	$2.08
Discontinued operations	—	—	—	—	(0.13)

Net income attributable to common stockholders	$3.48	$2.10	$1.05	$1.87	$1.95

Diluted weighted average shares outstanding	293,573	291,350	268,472	225,884	223,777
Dividends per share (1)	$3.50	$2.60	$2.70	$3.60	$3.36
BALANCE SHEET DATA:
Cash and cash equivalents	$798,650	$796,718	$3,957,718	$773,544	$501,982
Total assets	26,216,925	24,857,429	25,948,266	23,422,749	23,442,466
Mortgages and other indebtedness	18,446,440	17,473,760	18,630,302	18,042,532	17,218,674
Total equity	$5,544,288	$5,633,752	$5,182,962	$3,101,967	$3,414,612
OTHER DATA:
Cash flow provided by (used in):
Operating activities	$2,005,887	$1,755,210	$1,720,520	$1,635,887	$1,559,432
Investing activities	(994,042)	(1,246,695)	(418,991)	(1,022,275)	(2,049,576)
Financing activities	(1,009,913)	(3,669,515)	1,882,645	(342,050)	62,766
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.96x	1.44x	1.26x	1.40x	1.44x
Funds from Operations (FFO) (2)	$2,438,765	$1,770,491	$1,812,227	$1,862,851	$1,691,887

FFO allocable to Simon Property	$2,021,850	$1,472,522	$1,493,245	$1,485,837	$1,342,496

FFO per diluted share	$6.89	$5.03	$5.50	$6.45	$5.90

Notes

(1)
Represents dividends declared per period.

(2)
FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition and reconciliation of FFO to consolidated net income and FFO per share to net income per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Simon Property Group, Inc. and Subsidiaries

            The following discussion should be read in conjunction with the consolidated financial statements and notes thereto that are included in this Annual Report to Stockholders.

Overview

            Simon Property Group, Inc., or Simon Property, is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. To qualify as a REIT, among other things, a company must distribute at least 90% of its taxable income to its stockholders annually. Taxes are paid by stockholders on dividends received and any capital gains distributed. Most states also follow this federal treatment and do not require REITs to pay state income tax. Simon Property Group, L.P., or the Operating Partnership, is a majority-owned partnership subsidiary that owns all of our real estate properties and other assets. In this discussion, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and its subsidiaries.

            We own, develop and manage retail real estate properties, which consist primarily of regional malls, Premium Outlets®, The Mills®, and community/lifestyle centers. As of December 31, 2011, we owned or held an interest in 326 income-producing properties in the United States, which consisted of 151 regional malls, 58 Premium Outlets, 66 community/lifestyle centers, 36 properties in the Mills portfolio, and 15 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties acquired in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. Internationally, as of December 31, 2011, we had an ownership interest in a joint venture which owned 45 shopping centers in Italy. We sold our entire ownership in this joint venture to our venture partner, Auchan S.A., on January 9, 2012. Additionally, we had ownership interests in eight Premium Outlets in Japan, two Premium Outlets in South Korea, one Premium Outlet in Mexico, and one Premium Outlet in Malaysia.

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

            We invest in real estate properties to maximize total financial return which includes both operating cash flows and capital appreciation. We seek growth in earnings, funds from operations, or FFO, and cash flows by enhancing the profitability and operation of our properties and investments. We seek to accomplish this growth through the following:

  •
  attracting and retaining high quality tenants and utilizing economies of scale to reduce operating expenses,

  •
  expanding and re-tenanting existing highly productive locations at competitive rental rates,

  •
  selectively acquiring or increasing our interests in high quality real estate assets or portfolios of assets,

  •
  generating consumer traffic in our retail properties through marketing initiatives and strategic corporate alliances, and

  •
  selling selective non-core assets.

            We also grow by generating supplemental revenue from the following activities:

  •
  establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (such as handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,

  •
  offering property operating services to our tenants and others, including waste handling and facility services, and the provision of energy services,

  •
  selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and

  •
  generating interest income on cash deposits and investments in loans, including those made to related entities.

            We focus on high quality real estate across the retail real estate spectrum. We expand or renovate properties to enhance profitability and market share of existing assets when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in metropolitan areas that exhibit strong population and economic growth.

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

Results Overview

            Diluted earnings per common share increased $1.38 during 2011 to $3.48 from $2.10 for 2010. The increase in diluted earnings per share was primarily attributable to:

  •
  improved operating performance and core business fundamentals in 2011, the impact of our acquisition activity, and a decrease in interest expense due to the repayment of debt and lower interest rates,

  •
  in 2011, a net gain due to acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities of $216.6 million, or $0.61 per diluted share, primarily driven by non-cash gains totaling $251.2 million related to the acquisition of a controlling interest in a previously unconsolidated regional mall and the distribution of a joint venture's properties to us and our venture partner which resulted in a non-cash gain on the distribution,

  •
  in 2010, transaction expenses of $69.0 million, or $0.19 per diluted share, for costs incurred related to the acquisition of Prime Outlets Acquisition Company, or the Prime acquisition, other acquisition-related activities and the settlement of a transaction related dispute,

  •
  in 2010, a $350.7 million, or $1.00 per diluted share, loss on extinguishment of debt related to our two senior unsecured notes tender offers, and

  •
  in 2010, a gain due to acquisition of controlling interest, sale or disposal of assets and interests in unconsolidated entities, net of $320.3 million, or $0.92 per diluted share, primarily driven by the sale of our interest in Simon Ivanhoe S.à.r.l, or Simon Ivanhoe.

            Core business fundamentals during 2011 improved from the economic environment that existed during 2010. Total sales per square foot, or psf, increased 10.7% from December 31, 2010 to $536 psf at December 31, 2011, for our portfolio of regional malls and Premium Outlets. Average base minimum rent increased 4.4% to $39.42 psf as of December 31, 2011, from $37.77 psf as of December 31, 2010. Releasing spreads remained positive as we were able to lease available square feet at higher rents than the expiring rental rates on the same space, resulting in a releasing spread (based on total tenant payments-base minimum rent plus common area maintenance) of $5.20 psf as of December 31, 2011, representing a 10.5% increase over expiring payments as of December 31, 2011. Ending occupancy was 94.8% as of December 31, 2011, as compared to 94.5% as of December 31, 2010, an increase of 30 basis points.

            Our effective overall borrowing rate at December 31, 2011 decreased 23 basis points to 5.35% as compared to 5.58% at December 31, 2010. This decrease was primarily due to a decrease in the effective overall borrowing rate on fixed rate debt of 22 basis points (5.83% at December 31, 2011 as compared to 6.05% at December 31, 2010) and a decrease in the effective overall borrowing rate on variable rate debt of 48 basis points (1.45% at December 31, 2011 as compared to 1.93% at December 31, 2010). At December 31, 2011, the weighted average years to maturity of our consolidated indebtedness was approximately 5.7 years as compared to approximately 5.9 years at December 31, 2010. Our financing activities for the year ended December 31, 2011, included the redemption at par of $542.5 million of senior unsecured notes with fixed rates ranging from 5.00% to 8.25% and the repayment of $368.2 million in mortgage loans with a weighted average interest rate of 6.64%, unencumbering six properties. In addition, in 2011 we issued $500.0 million of senior unsecured notes at a fixed interest rate of 2.8% with a maturity date of January 2017 and $700.0 million of senior unsecured notes at a fixed interest rate of 4.13% with a maturity date of December 2021. As further discussed in "Financing and Debt" below, on October 5, 2011, we entered into a new $4.0 billion unsecured revolving credit facility, or Credit Facility.

United States Portfolio Data

            The portfolio data discussed in this overview includes the following key operating statistics: ending occupancy; average base minimum rent per square foot; and total sales per square foot for our domestic assets. We include acquired properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. For comparative purposes, we separate the information below related to community/lifestyle centers and our investment in the Mills portfolio from our other U.S. operations. We also do not include any properties located outside of the United States. During 2011, we made changes to the method and presentation of certain of our operational statistics as defined below.

            The following table sets forth these key operating statistics for:

  •
  properties that are consolidated in our consolidated financial statements,

  •
  properties we account for under the equity method of accounting as joint ventures, and

  •
  the foregoing two categories of properties on a total portfolio basis.

	2011	%/Basis Points Change(1)	2010	%/Basis Points Change(1)		2009
U.S. Regional Malls and Premium Outlets:
Ending Occupancy
Consolidated	94.9%	-20 bps	95.1%	+110 bps		94.0%
Unconsolidated	94.2%	+180 bps	92.4%	+100 bps		91.4%
Total Portfolio	94.8%	+30 bps	94.5%	+110 bps		93.4%
Average Base Minimum Rent per Square Foot
Consolidated	$37.45	3.6%	$36.14	(2.0%	)	$36.88
Unconsolidated	$48.76	12.2%	$43.44	0.6%		$43.19
Total Portfolio	$39.42	4.4%	$37.77	(1.8%	)	$38.47
Total Sales per Square Foot
Consolidated	$518	9.1%	$475	7.5%		$442
Unconsolidated	$638	21.8%	$524	8.5%		$483
Total Portfolio	$536	10.7%	$484	7.1%		$452
The Mills®:
Ending Occupancy	95.0%	+130 bps	93.7%	-20 bps		93.9%
Average Base Minimum Rent per Square Foot	$20.36	2.5%	$19.86	1.2%		$19.62
Total Sales per Square Foot	$448	9.8%	$408	10.6%		$369
Mills Regional Malls:
Ending Occupancy	88.6%	-180 bps	90.4%	+110 bps		89.3%
Average Base Minimum Rent per Square Foot	$34.98	—	$34.97	(1.2%	)	$35.41
Total Sales per Square Foot	$413	5.1%	$393	3.4%		$380
Community/Lifestyle Centers:
Ending Occupancy	93.4%	+180 bps	91.6%	+90 bps		90.7%
Average Base Minimum Rent per Square Foot	$13.75	2.8%	$13.38	(0.5%	)	$13.45

(1)
Percentages may not recalculate due to rounding. Percentage and basis point changes are representative of the change from the comparable prior period.

            Ending Occupancy Levels and Average Base Minimum Rent per Square Foot.    Ending occupancy is the percentage of gross leasable area, or GLA, which is leased as of the last day of the reporting period. We include all company owned space except for regional mall anchors and regional mall majors in the calculation. Base minimum rent per square foot is the average base minimum rent charge in effect for the reporting period for all tenants that would qualify to be included in ending occupancy.

            Total Sales per Square Foot.    Total sales include total reported retail tenant sales at owned GLA (for mall and freestanding stores with less than 10,000 square feet) in the regional malls and all reporting tenants at the Premium Outlets and The Mills. Retail sales at owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

International Property Data

            The following are selected key operating statistics for certain of our international properties (1).

	2011	% Change	2010	% Change	2009
International Premium Outlets(2)(3)
Ending Occupancy	100.0%		99.8%		99.6%
Comparable Sales per Square Foot(4)	¥85,488	-4.1%	¥89,139	-5.6%	¥94,468
Average Base Minimum Rent per Square Foot	¥4,834	1.4%	¥4,766	1.1%	¥4,714

(1)
Does not include statistics for European operations as we sold our entire interest in Gallerie Commerciali Italia, S.p.A., or GCI, on January 9, 2012.

(2)
Information supplied by the managing venture partner.

(3)
Does not include our centers in Mexico (Premium Outlets Punta Norte), Malaysia (Johor Premium Outlets), and South Korea (Yeoju and Paju Premium Outlets).

(4)
Does not include Sendai-Izumi Premium Outlets in Japan as the property was closed for repair due to damages from the earthquake in Japan in March 2011. The center re-opened on June 17, 2011.

Critical Accounting Policies

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue, and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we reevaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of our significant accounting policies, see Note 3 of the Notes to Consolidated Financial Statements.

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

  •
  We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, a decline in a property's cash flows, occupancy or comparable sales per square foot. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments including investments in unconsolidated entities if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments below carrying value is other-than-temporary. Changes in economic and operating conditions that occur subsequent to our review of recoverability of investment property and other assets could impact the assumptions used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

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

Results of Operations

            In addition to the activity discussed above in "Results Overview" section, the following acquisitions, dispositions, and openings of consolidated properties affected our consolidated results from continuing operations in the comparative periods:

  •
  During 2011, we disposed of three of our other retail properties and one of our regional malls.

  •
  On August 25, 2011, we acquired additional interests in The Plaza at King of Prussia and The Court at King of Prussia, or, collectively, King of Prussia, a 2.4 million square foot regional mall in the Philadelphia market, which had previously been accounted for under the equity method. We now have a controlling interest in this property and its results are consolidated as of the acquisition date.

  •
  On July 19, 2011, we acquired a 100% ownership interest in ABQ Uptown, a 222,000 square foot lifestyle center located in Albuquerque, New Mexico.

  •
  On June 28, 2011, we sold Prime Outlets—Jeffersonville, a 410,000 square foot outlet center located in Jeffersonville, Ohio.

  •
  During 2010, we disposed of one regional mall, one community center, and one other retail property.

  •
  On August 30, 2010, we completed the Prime acquisition, acquiring 21 outlet centers, including a center located in Puerto Rico, which was acquired on May 13, 2010.

  •
  On August 10, 2010, we acquired a controlling interest in a regional mall.

  •
  During 2009, we disposed of one regional mall and three community centers.

  •
  On August 6, 2009, we opened Cincinnati Premium Outlets, a 400,000 square foot outlet center located in Warren County, Ohio, north of Cincinnati.

  •
  On April 23, 2009, we opened The Promenade at Camarillo Premium Outlets, a 220,000 square foot expansion located in Ventura County, north of Los Angeles.

            In addition to the activities discussed above and in "Results Overview", the following acquisitions, dispositions, and openings of joint venture properties affected our income from unconsolidated entities in the comparative periods:

  •
  During 2011, we disposed of one of our regional malls.

  •
  On December 31, 2011, as further discussed in Note 4 of the Notes to Consolidated Financial Statements, a 50% joint venture distributed a portfolio of properties to us and our joint venture partner.

  •
  On December 2, 2011, we and our partner, Genting Berhad, opened Johor Premium Outlets, a 173,000 square foot outlet center in Johor, Malaysia.

  •
  During the third quarter of 2011, we contributed a wholly-owned property to a joint venture which holds our interests in nine unconsolidated properties. The transaction effectively exchanged a portion of our interest in this previously wholly-owned property for increased ownership interests in the nine unconsolidated properties.

  •
  On March 17, 2011, we and our partner, Shinsegae International Co., opened Paju Premium Outlets, a 328,000 square foot outlet center in Paju, South Korea.

  •
  During 2010, we disposed of one of our other retail properties.

  •
  On July 15, 2010, we and our partner sold our collective interests in a joint venture which owned seven shopping centers located in France and Poland.

  •
  On May 28, 2010, we acquired an additional noncontrolling interest of approximately 19% in Houston Galleria, located in Houston, Texas thereby increasing our interest from 31.5% to 50.4%.

  •
  On April 29, 2010, GCI, an Italian joint venture in which we held a 49.0% ownership interest, sold its 40.0% interest in Porta di Roma for €71 million.

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

  •
  On July 9, 2009, Chelsea Japan Company, Ltd., or Chelsea Japan, the joint venture which operates the Japanese Premium Outlets in which we have a 40.0% ownership interest, opened Ami Premium Outlets located in Ami, Japan.

            For the purposes of the following comparisons between the years ended December 31, 2011 and 2010 and the years ended December 31, 2010 and 2009, the above transactions are referred to as the property transactions. In the following discussions of our results of operations, "comparable" refers to properties open and operating throughout both years in the year-to-year comparisons.

            During 2011, we agreed to dispose of certain consolidated properties that had an aggregate carrying value of $355.4 million and debt obligations of $162.0 million for aggregate sales proceeds of $136.0 million resulting in a net loss of $42.4 million. The loss on disposition of these properties recognized in the consolidated statements of operations and comprehensive income and the operating results of such properties were not significant to our consolidated results of operations. The following lists those consolidated properties we disposed of during 2011 and the date of disposition:

Property	Date of Disposition
Crossville Outlet Center	March 18, 2011
Prime Outlets—Jeffersonville	June 28, 2011
Century III Mall	September 1, 2011
Crystal River Mall	December 1, 2011
Factory Merchants Branson	December 31, 2011

            During 2010, we disposed of three consolidated properties that had an aggregate carrying value of $91.4 million and debt obligations of $91.3 million for which we received aggregate sales proceeds of $5.8 million resulting in a net gain of $5.7 million. The gain on disposition of these properties recognized in the consolidated statements of operations and comprehensive income and the operating results of the properties that we sold or disposed of during 2010 were not significant to our consolidated results of operations. The following lists those consolidated properties we disposed of during 2010 and the date of disposition:

Property	Date of Disposition
Crossroads Mall	March 4, 2010
Brightwood Plaza	March 30, 2010
Palm Beach Mall	March 31, 2010

            During 2009, we disposed of four consolidated properties that had an aggregate net book value of $13.7 million for aggregate sales proceeds of $3.9 million, resulting in a net loss of $9.8 million. The loss on disposition of these assets recognized in the consolidated statements of operations and comprehensive income and the operating results of the properties that we sold or disposed of during 2009 were not significant to our consolidated results of operations. The following lists those consolidated properties we disposed of during 2009 and the date of disposition:

Property	Date of Disposition
Knoxville Commons	November 2, 2009
Park Plaza	November 2, 2009
Eastland Plaza	October 30, 2009
Raleigh Springs Mall	October 15, 2009

Year Ended December 31, 2011 vs. Year Ended December 31, 2010

            Minimum rents increased $235.2 million during 2011, of which the property transactions accounted for $170.2 million of the increase. Comparable rents increased $65.0 million, or 2.8%. The increase in comparable rents was primarily attributable to a $64.7 million increase in base minimum rents. Overage rents increased $30.2 million, or 27.3%, as a result of an increase related to the property transactions of $14.1 million and an increase in tenant sales during 2011.

            Tenant reimbursements increased $93.5 million, due to a $63.9 million increase attributable to the property transactions and a $29.6 million, or 2.9%, increase in the comparable properties primarily due to increases to the fixed reimbursement related to common area maintenance.

            Total other income decreased $16.9 million, principally as a result of the following:

  •
  a decrease in lease settlement income of $38.1 million due to a higher number of terminated leases in 2010,

  •
  offset by an increase in interest income of $8.7 million primarily related to loans held for investment,

  •
  a $2.0 million increase in land sale activity, and

  •
  a $10.5 million increase in net other activity.

            Depreciation and amortization expense increased $83.1 million primarily due to additional depreciable assets acquired in the King of Prussia and Prime acquisitions.

            Real estate tax expense increased $23.8 million of which the property transactions accounted for $18.1 million with the remaining increase primarily caused by higher tax payments in 2011.

            Repairs and maintenance expense increased $11.1 million of which the property transactions accounted for $6.9 million. Repairs and maintenance expense at the comparable properties increased $4.2 million primarily due to increased general repairs at the properties.

            During 2011, we recorded a provision for credit losses of $6.5 million whereas in the prior year the provision was $3.1 million. Our bad debt provision in both 2011 and 2010 has been lower than our historical experience.

            Home and regional office expense increased $19.3 million primarily due to increased long-term incentive compensation and marginally higher personnel costs in 2011.

            General and administrative expense increased $25.1 million primarily as a result of increased performance compensation costs.

            Other expenses increased $29.0 million of which the property transactions accounted for $10.2 million and the comparable properties and corporate costs accounted for $18.3 million primarily related to an increase in legal and professional fees and unfavorable changes in foreign currency exchange rates.

            Interest expense decreased $43.6 million primarily related to the repayment of five unsecured notes in 2011, repayment of mortgages at six properties and purchases of senior unsecured notes in the January 2010 and August 2010 tender offers, offset by increased borrowings under our credit facility, new or refinanced debt at several properties including debt associated with the Prime acquisition and new unsecured debt and the issuance of two series of unsecured notes in 2011.

            During 2011, we disposed of our interest in an unconsolidated regional mall, one regional mall, three other retail properties, and Prime Outlets—Jeffersonville, and acquired a controlling interest in a regional mall previously accounted for under the equity method. In addition, on December 31, 2011, a joint venture in which we had a 50% interest was dissolved and, as a result, distributed a portfolio of properties to us and our joint venture partner. We now consolidate the six properties we received in the distribution and recorded a non-cash gain representing the fair value of the net assets received in excess of the carrying value of our interest in the joint venture portfolio. These transactions resulted in an aggregate net gain in 2011 of $216.6 million. During 2010, we recorded a gain of $321.0 million primarily due to our share of the gain on the sale of our interest in Simon Ivanhoe, the gain on the acquisition of a controlling interest in a regional mall previously accounted for under the equity method and the gain on the sale of Porta di Roma by GCI.

            Net income attributable to noncontrolling interests increased $84.6 million primarily due to an increase in the income of the Operating Partnership.

            Preferred dividends decreased $3.3 million as a result of the conversion and redemption of the remaining Series I 6% Convertible Perpetual Preferred Stock, or Series I preferred stock, in the second quarter of 2010.

Year Ended December 31, 2010 vs. Year Ended December 31, 2009

            Minimum rents increased $112.7 million during the 2010 period, due to an $80.9 million increase attributable to the property transactions and an increase in comparable rents of $31.8 million, or 1.4%. The increase in comparable minimum rents was primarily attributable to a $33.8 million increase in base minimum rents and a $6.5 million increase in comparable rents from carts, kiosks, and other temporary tenants, partially offset by a $4.8 million decline in the fair market value of in-place lease amortization and a $3.7 million decrease in straight-line rents. Overage rents increased $25.7 million, or 30.3%, as a result of an increase in tenant sales for the period as compared to the prior year.

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

            Total other income increased $25.3 million, principally as a result of the result of the following:

  •
  an increase in lease settlement income of $33.6 million due to a higher number of terminated leases in the period, and

  •
  an increase in interest income of $10.1 million due to an increase in our available cash on deposit,

  •
  offset by a $12.4 million decrease in land sale activity, and

  •
  a $6.0 million decrease in net other activity.

            Property operating expenses decreased $11.4 million, or 2.7%, primarily related to lower costs resulting from our cost control and cost reduction initiatives and generally lower cost of utilities. An increase in property operating expenses in the fourth quarter related to the Prime acquisition was offset by more favorable claims experience by our captive insurance subsidiaries.

            Depreciation and amortization expense decreased $14.8 million due to the impact of the acceleration of depreciation in 2009 for certain properties scheduled for redevelopment, offset by an increase in 2010 of $52.7 million related to the Prime acquisition and an increase related to openings and expansion activity.

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

            Interest expense increased $35.0 million primarily related to the Operating Partnership's issuances of new series of unsecured notes totaling $3.2 billion in 2010 and $1.8 billion during 2009 and the result of new or refinanced debt at several properties including debt associated with the Prime acquisition, offset by the purchase of unsecured notes in the January and August 2010 tender offers and mortgage loans which we repaid during the 2010 period.

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

Liquidity and Capital Resources

            Because we generate revenues primarily from long-term leases, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be at or below 15-25% of total outstanding indebtedness by negotiating interest rates for each financing or refinancing based on current market conditions and entering into floating rate to fixed rate interest rate swaps. Floating rate debt currently comprises approximately 11.2% of our total consolidated debt at December 31, 2011. We also enter into interest rate protection agreements as appropriate to assist in managing our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $2.4 billion during 2011. In addition, the Credit Facility provides an alternative source of liquidity as our cash needs vary from time to time.

            Our balance of cash and cash equivalents increased $2.0 million during 2011 to $798.7 million as of December 31, 2011 as further discussed in "Cash Flows" below.

            On December 31, 2011, we had available borrowing capacity of approximately $3.0 billion under the Credit Facility, net of outstanding borrowings of $952.7 million and letters of credit of $36.0 million. For the year ended December 31, 2011, the maximum amount outstanding under the Credit Facility or the predecessor facility was $1.8 billion and the weighted average amount outstanding was approximately $1.1 billion. The weighted average interest rate was 1.66% for the year ended December 31, 2011.

            We and the Operating Partnership have historically had access to public equity and long-term unsecured debt markets and access to private equity from institutional investors at the property level.

            Our business model requires us to regularly access the debt markets to raise funds for acquisition, development and redevelopment activity, and to refinance maturing debt. We may also, from time to time, access the equity capital markets to accomplish our business objectives. We believe we have sufficient cash on hand and availability under the Credit Facility to address our debt maturities and capital needs through 2012.

  Loans to SPG-FCM

            As part of the Mills acquisition in 2007, the Operating Partnership made loans to SPG-FCM Ventures, LLC, or SPG-FCM, which were used to repay loans and other obligations. As of December 31, 2011 and 2010, the outstanding balance of our remaining loan to SPG-FCM was $651.0 million. The loan bears interest at a rate of LIBOR plus 275 basis points and matures on June 7, 2012. During 2011, 2010 and 2009, we recorded approximately $9.8 million, $9.9 million and $9.3 million in interest income (net of inter-entity eliminations) related to this loan, respectively. We also recorded fee income, including fee income amortization related to up-front fees on those loans during 2011, 2010 and 2009 of approximately $1.0 million, $0.9 million and $3.7 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM.

  Cash Flows

            Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $2.4 billion during 2011. In addition, we received net proceeds from our debt financing and repayment activities in 2011 of $256.5 million. These activities are further discussed below in "Financing and Debt". During the 2011 period, we or the Operating Partnership also:

  •
  paid stockholder dividends and unitholder distributions of $1.2 billion,

  •
  paid preferred stock dividends and preferred unit distributions totaling $5.3 million,

  •
  funded consolidated capital expenditures of $445.5 million (includes development and other costs of $67.9 million, renovation and expansion costs of $157.1 million, and tenant costs and other operational capital expenditures of $220.5 million),

  •
  funded investments in unconsolidated entities of $20.8 million, and

  •
  funded property acquisitions and acquired additional interests in previously unconsolidated entities for $1.3 billion.

            In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders necessary to maintain our REIT qualification on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

  •
  excess cash generated from operating performance and working capital reserves,

  •
  borrowings on the Credit Facility,

  •
  additional secured or unsecured debt financing, or

  •
  additional equity raised in the public or private markets.

            We expect to generate positive cash flow from operations in 2012, and we consider these projected cash flows in our sources and uses of cash. These cash flows are principally derived from rents paid by our retail tenants, many of whom are still recovering from the recent economic downturn. A significant deterioration in projected cash flows from operations could cause us to increase our reliance on available funds from the Credit Facility, curtail planned capital expenditures, or seek other additional sources of financing as discussed above.

  Financing and Debt

  Unsecured Debt

            At December 31, 2011, our unsecured debt consisted of $10.7 billion of senior unsecured notes of the Operating Partnership and $952.7 million outstanding under the Credit Facility. The December 31, 2011 balance included $287.7 million (U.S. dollar equivalent) of Yen-denominated borrowings. The maximum outstanding balance of the Credit Facility or the predecessor facility during the year ended December 31, 2011 was $1.8 billion and the weighted average outstanding balance was approximately $1.1 billion. Letters of credit of approximately $36.0 million were outstanding under the Credit Facility as of December 31, 2011.

            On October 5, 2011, we entered into the new Credit Facility replacing a predecessor facility. The Credit Facility provides an initial borrowing capacity of $4.0 billion, which can be increased at our option to $5.0 billion during its term. The Credit Facility will initially mature on October 30, 2015 and can be extended for an additional year at our sole option. The base interest rate on the Credit Facility is LIBOR plus 100 basis points and an additional facility fee of 15 basis points. In addition, the Credit Facility provides for a money market competitive bid option program that allows us to hold auctions to achieve lower pricing for short-term borrowings. The Credit Facility also includes a $2.0 billion multi-currency tranche.

            During the year ended December 31, 2011, the Operating Partnership redeemed at par $542.5 million of senior unsecured notes with fixed rates ranging from 5.00% to 8.25%. In addition, on November 10, 2011, we issued $500.0 million of senior unsecured notes at a fixed interest rate of 2.8% with a maturity date of January 2017 and $700.0 million of senior unsecured notes at a fixed interest rate of 4.13% with a maturity date of December 2021.

            On January 12, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted average coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes that closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. The weighted average duration of the notes offering was 14.4 years and the weighted average coupon was 5.69%. We recorded a $165.6 million charge to earnings in the first quarter of 2010 as a result of the tender offer.

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

  Secured Debt

            Total secured indebtedness was $6.8 billion and $6.6 billion at December 31, 2011 and December 31, 2010, respectively. During the year ended December 31, 2011, we repaid $368.2 million in mortgage loans with a weighted average interest rate of 6.64%, unencumbering six properties.

            As discussed in "Acquisitions and Dispositions," as a result of the acquisition of additional interests in King of Prussia in August 2011, we now own a controlling interest in this property and, accordingly, we consolidated the property as of the acquisition date, including the property's $160.1 million mortgage debt. In addition, we consolidated six properties we received as a distribution from a joint venture of its interests in a portfolio of properties. Four of these properties are encumbered by mortgages totaling $459.0 million.

  Covenants

            Our unsecured debt contains financial covenants and other non-financial covenants. If we were to fail to comply with these covenants, after the expiration of the applicable cure periods, the debt maturity could be accelerated or other remedies could be sought by the lender including adjustments to the applicable interest rate. As of December 31, 2011, we were in compliance with all covenants of our unsecured debt.

            At December 31, 2011, we or our subsidiaries were the borrowers under 89 non-recourse mortgage notes secured by mortgages on 89 properties, including 10 separate pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 44 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted pool may constitute a default under all mortgages within that pool and may lead to acceleration of the indebtedness due on each property within the pool. Certain of our secured debt contains financial and other non-financial covenants which are specific to the properties which serve as collateral for that debt. If the borrower fails to comply with these covenants, the lender could accelerate the debt and enforce its right against their collateral. At December 31, 2011, the applicable borrowers under these non-recourse mortgage notes were in compliance with all covenants where non-compliance could individually, or giving effect to applicable cross-default provisions, have a material adverse effect on our financial condition, results of operations or cash flows.

  Summary of Financing

            Our consolidated debt, adjusted to reflect outstanding derivative instruments, and the effective weighted average interest rates as of December 31, 2011 and 2010, consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2011	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2010	Effective Weighted Average Interest Rate
Fixed Rate	$16,407,374	5.83%	$15,471,545	6.05%
Variable Rate	2,039,066	1.45%	2,002,215	1.93%

	$18,446,440	5.35%	$17,473,760	5.58%

            As of December 31, 2011, we had $485.8 million of notional amount fixed rate swap agreements that have a weighted average fixed pay rate of 2.52% and a weighted average variable receive rate of 0.58%. As of December 31, 2011, the net effect of these agreements effectively converted $485.8 million of variable rate debt to fixed rate debt.

  Contractual Obligations and Off-balance Sheet Arrangements

            In regards to long-term debt arrangements, the following table summarizes the material aspects of these future obligations on our consolidated indebtedness as of December 31, 2011, and subsequent years thereafter (dollars in thousands) assuming the obligations remain outstanding through initial maturities:

	2012	2013 to 2014	2015 to 2017	After 2017	Total
Long Term Debt (1)	$1,564,661	$3,003,954	$7,977,855	$5,874,898	$18,421,368
Interest Payments (2)	955,071	1,695,024	1,650,615	1,547,215	5,847,925
Consolidated Capital Expenditure Commitments	229,543	—	—	—	229,543
Consolidated Ground Lease Commitments (3)	26,193	53,220	82,161	823,737	985,311

(1)
Represents principal maturities only and therefore, excludes net premiums of $25,072.

(2)
Variable rate interest payments are estimated based on the LIBOR rate at December 31, 2011.

(3)
Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options.

            Our off-balance sheet arrangements consist primarily of our investments in joint ventures which are common in the real estate industry and are described in Note 7 to the Notes to Consolidated Financial Statements. Our joint ventures typically fund their cash needs through secured debt financings obtained by and in the name of the joint venture entity. The joint venture debt is secured by a first mortgage, is without recourse to the joint venture partners, and does not represent a liability of the partners, except to the extent the partners or their affiliates expressly guarantee the joint venture debt. As of December 31, 2011, the Operating Partnership had guaranteed $30.2 million of the total joint venture related mortgage or other indebtedness. We may elect to fund cash needs of a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans, although such fundings are not required contractually or otherwise.

  Acquisitions and Dispositions

            Buy-sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. We or our partners in our joint venture properties may initiate these provisions (subject to any applicable lock up or similar restrictions). If we determine it is in our stockholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchase without hindering our cash flows, then we may initiate these provisions or elect to buy. If we decide to sell any of our joint venture interests, we expect to use the net proceeds to reduce outstanding indebtedness or to reinvest in acquisition, development, redevelopment, or expansion opportunities.

            Acquisitions.    On December 31, 2011, we and our joint venture partner dissolved a venture in which we had a 50% interest and distributed a portfolio of properties previously held within the venture to us and our joint venture partner. As a result, we have a 100% interest and now consolidate the six properties we received in the distribution. The distribution resulted in a remeasurement of the distributed assets to fair value and a corresponding non-cash gain of approximately $168.3 million representing the fair value of the net assets received in excess of the carrying value of our interest in the joint venture portfolio.

            On August 25, 2011, we acquired additional controlling interests of approximately 83.75% in King of Prussia, thereby increasing our ownership interest to 96.1%. The property is subject to a $160.1 million mortgage. The consolidation of this previously unconsolidated property resulted in a remeasurement of our previously held interest to fair value and a corresponding non-cash gain of $82.9 million.

            On July 19, 2011, we acquired a 100% ownership interest in ABQ Uptown, a lifestyle center located in Albuquerque, New Mexico. Also, during the second quarter, we purchased an additional noncontrolling interest in an unconsolidated regional mall.

            Dispositions.    We continue to pursue the disposition of properties that no longer meet our strategic criteria or that are not a primary retail venue within their trade area. During 2011, we agreed to dispose of certain consolidated properties that had an aggregate carrying value of $355.4 million and debt obligations of $177.0 million for aggregate sales proceeds of $136.0 million resulting in a net loss of $42.4 million. In addition, in April 2011, we disposed of our interest in an unconsolidated regional mall, resulting in a gain of $7.8 million.

            At December 31, 2011, we had a 49.0% ownership interest in GCI which owned 45 properties located in Italy. On January 9, 2012, we sold our entire ownership interest in GCI to our venture partner, Auchan S.A. The aggregate cash we received related to the sale of our interest in GCI was $378.0 million. We expect to record a gain on the sale in the first quarter of 2012.

  Development Activity

            New Domestic Developments.    In August 2011, we began construction on Tanger Outlets — Galveston located in Texas City, Texas. We have a 50.0% interest in this new center through a joint venture with Tanger Factory Outlets Centers. Our estimated share of the cost of this project is $32.2 million.

            During 2010, we began construction on Merrimack Premium Outlets located in Merrimack, New Hampshire. This new center, which is wholly owned by us, is expected to open in the second quarter of 2012. The estimated cost of this project is $144.0 million, and the carrying amount of the construction in progress as of December 31, 2011 was $100.7 million. Other than these two projects, our share of other 2011 new developments is not significant.

            Domestic Expansions and Renovations.    We routinely incur costs related to construction for significant renovation and expansion projects at our properties. We also have reinstituted redevelopment and expansion initiatives which we previously reduced given the downturn in the economy. Renovation and expansion projects are currently underway at numerous centers, and we expect our share of development costs for 2012 related to renovation or expansion initiatives to be approximately $800.0 million. We expect to fund these capital projects with cash flows from operations. Our estimated stabilized return on invested capital ranges between 8-12% for all of our new development, expansion and renovation projects.

  Capital Expenditures on Consolidated Properties.

            The following table summarizes total capital expenditures on consolidated properties on a cash basis (in millions):

	2011	2010	2009
New Developments and Other	$68	$39	$160
Renovations and Expansions	157	96	159
Tenant Allowances	119	103	43
Operational Capital Expenditures	101	18	14

Total	$445	$256	$376

            International Development Activity.    We typically reinvest net cash flow from our international investments to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded our foreign investments with local currency-denominated borrowings that act as a natural hedge against local currency fluctuations. This has been the case with our Premium Outlets in Japan, South Korea, and Malaysia where we use Yen, Won, and Ringgit denominated financing, respectively. Currently, our consolidated net income exposure to changes in the volatility of the Euro, Yen, Won, Peso and other foreign currencies is not material. We expect our share of international development costs for 2012 will be approximately $67.0 million, primarily funded through reinvested joint venture cash flow and construction loans.

            On March 17, 2011, Paju Premium Outlets, a 328,000 square foot center located in Seoul, South Korea, opened. The net cost of this project is KRW 115.1 billion, of which our share is approximately KRW 57.5 billion, or $52.1 million based on applicable KRW:USD exchange rates.

            On July 14, 2011, Tosu Premium Outlets Phase III, a 52,000 square foot expansion to the Tosu Premium Outlet located in Fukuoka, Japan, opened and, on December 8, 2011, Ami Premium Outlets Phase II, a 90,000 square foot expansion to the Ami Premium Outlets located in Ami, Japan, opened. The combined projected net cost of these projects is ¥ 6.8 billion, of which our share is approximately ¥2.7 billion, or $35.3 million based on applicable Yen:USD exchange rates. Rinku Premium Outlets Phase IV, a 103,000 square foot expansion to the Rinku Premium Outlet located in Osaka, Japan, is under construction and is expected to open in July 2012. The projected net cost of this project is ¥3.4 billion, of which our share is approximately ¥1.4 billion, or $17.5 million based on current Yen:USD exchange rates.

            On December 2, 2011, Johor Premium Outlets, a 190,000 square foot center located in Johor, Malaysia, opened. The net cost of this project is MYR 153.0 million, of which our share is approximately MYR 77.0 million, or $24.2 million based on applicable MYR:USD exchange rates.

            On May 23, 2011, we and our partner, Calloway Real Estate Investment Trust, signed a Letter of Intent to develop a Premium Outlet Center in Canada. The center will be located near Toronto. Construction is expected to start in the spring of 2012.

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

            We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to consolidated net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income (loss) and is amortized to interest expense over the life of the debt agreement.

            Our future earnings, cash flows and fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily LIBOR, which was at historically low levels during 2011. Based upon consolidated indebtedness and interest rates at December 31, 2011, a 50 basis point increase in the market rates of interest would decrease future earnings and cash flows by approximately $10.2 million, and would decrease the fair value of debt by approximately $402.9 million.

Dividends and Stock Repurchase Program

            Common stock dividends during 2011 aggregated $3.50 per share, including a special December common stock dividend of $0.20 per share. Common stock dividends during 2010 aggregated $2.60 per share. The 2011 and 2010 dividends were paid entirely in cash. We must pay a minimum amount of dividends to maintain our status as a REIT. Our dividends typically exceed our consolidated net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Our future dividends and future distributions of the Operating Partnership will be determined by the Board of Directors based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

Forward-Looking Statements

            Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to: our ability to meet debt service requirements, the availability and terms of financing, changes in our credit rating, changes in market rates of interest and foreign exchange rates for foreign currencies, changes in value of investments in foreign entities, the ability to hedge interest rate risk, risks associated with the acquisition, development, expansion, leasing and management of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, international, national, regional and local economic climates, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, intensely competitive market environment in the retail industry, risks related to international activities, insurance costs and coverage, terrorist activities, changes in market conditions and maintenance of our status as a real estate investment trust. We discuss these and other risks and uncertainties under the heading "Risk Factors" in our most recent Annual Report on Form 10-K. We may update that discussion in subsequent Quarterly Reports on Form 10-Q, but otherwise we undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

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

            We determine FFO based on the definition set forth by the National Association of Real Estate Investment Trusts, or NAREIT, as consolidated net income computed in accordance with GAAP:

  •
  excluding real estate related depreciation and amortization,

  •
  excluding gains and losses from extraordinary items and cumulative effects of accounting changes,

  •
  excluding gains and losses from the sales of previously depreciated retail operating properties,

  •
  excluding impairment charges of depreciable real estate,

  •
  plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and

  •
  all determined on a consistent basis in accordance with GAAP.

            We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting changes, or a gain or loss resulting from the sales of, or any impairment charges related to, previously depreciated operating properties. We include in FFO gains and losses realized from the sale of land, outlot buildings, marketable and non-marketable securities, and investment holdings of non-retail real estate. However, you should understand that our computation of FFO might not be comparable to FFO reported by other REITs and that FFO:

  •
  does not represent cash flow from operations as defined by GAAP,

  •
  should not be considered as an alternative to consolidated net income determined in accordance with GAAP as a measure of operating performance, and

  •
  is not an alternative to cash flows as a measure of liquidity.

            The following schedule reconciles consolidated net income to total FFO and diluted net income per share to diluted FFO per share.

	For the Year Ended December 31,
	2011	2010	2009
	(in thousands)
Funds from Operations	$2,438,765	$1,762,322	$1,748,280

Increase/(Decrease) in FFO from prior period	38.4%	0.8%	(5.6)%

Consolidated Net Income	$1,245,900	$753,514	$387,262
Adjustments to Arrive at FFO:
Depreciation and amortization from consolidated properties	1,047,571	968,695	983,487
Our share of depreciation and amortization from unconsolidated entities	384,367	388,565	399,509
Impairment charges of depreciable real estate	—	8,169	63,947
(Gain) loss upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net	(216,629)	(321,036)	30,108
Net income attributable to noncontrolling interest holders in properties	(8.559)	(10,640)	(5,496)
Noncontrolling interests portion of depreciation and amortization	(8,633)	(7,847)	(8,396)
Preferred distributions and dividends	(5,252)	(8,929)	(38,194)

Funds from Operations	$2,438,765	$1,770,491	$1,812,227

FFO Allocable to Simon Property	$2,021,850	$1,472,522	$1,493,245
Diluted net income per share to diluted FFO per share reconciliation:
Diluted net income per share	$3.48	$2.10	$1.05
Depreciation and amortization from consolidated properties and beneficial interests, and our share of depreciation and amortization from unconsolidated affiliates, net of noncontrolling interests portion of depreciation and amortization	4.02	3.86	4.22
Impairment charges of depreciable real estate	—	0.02	0.17
(Gain) loss upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net	(0.61)	(0.92)	0.09
Impact of additional dilutive securities for FFO per share	—	(0.03)	(0.03)

Diluted FFO per share	$6.89	$5.03	$5.50

Basic weighted average shares outstanding	293,504	291,076	267,055
Adjustments for dilution calculation:
Effect of stock options	69	274	316
Effect of contingently issuable shares from stock dividends	—	—	1,101
Impact of Series C cumulative preferred 7% convertible units	—	—	46
Impact of Series I preferred stock	—	1,749	6,354
Impact of Series I preferred units	—	238	1,228

Diluted weighted average shares outstanding	293,573	293,337	276,100
Weighted average limited partnership units outstanding	60,522	58,900	57,292

Diluted weighted average shares and units outstanding	354,095	352,237	333,392

            During the year ended December 31, 2010, FFO includes a $350.7 million loss on extinguishment of debt associated with two unsecured notes tender offers, reducing diluted FFO per share by $1.00 per share. During the year ended December 31, 2010, we recorded transaction expenses of $69.0 million, reducing diluted FFO per share by $0.20.

            During the year ended December 31, 2009, we recorded $164.7 million of other impairment charges not related to depreciable real estate, reducing FFO per share by $0.51.

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

            We assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

            Based on that assessment, we believe that, as of December 31, 2011, our internal control over financial reporting is effective based on those criteria.

            Our independent registered public accounting firm has issued an audit report on their assessment of our internal control over financial reporting. Their report appears on page 94 of this Annual Report.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

            In our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2011 of Simon Property Group, Inc. and Subsidiaries, and our report dated February 28, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Indianapolis, Indiana February 28, 2012

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Indianapolis, Indiana February 28, 2012

 Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Twelve Months Ended December 31,
	2011	2010	2009
REVENUE:
Minimum rent	$2,664,724	$2,429,519	$2,316,838
Overage rent	140,842	110,621	84,922
Tenant reimbursements	1,177,269	1,083,780	1,062,227
Management fees and other revenues	128,010	121,207	124,059
Other income	195,587	212,503	187,170

Total revenue	4,306,432	3,957,630	3,775,216

EXPENSES:
Property operating	436,571	414,264	425,703
Depreciation and amortization	1,065,946	982,820	997,598
Real estate taxes	369,755	345,960	333,957
Repairs and maintenance	113,496	102,425	91,736
Advertising and promotion	107,002	97,194	93,565
Provision for credit losses	6,505	3,130	22,655
Home and regional office costs	128,618	109,314	110,048
General and administrative	46,319	21,267	18,124
Impairment charge	—	—	197,353
Transaction expenses	—	68,972	5,697
Other	97,078	68,045	72,088

Total operating expenses	2,371,290	2,213,391	2,368,524

OPERATING INCOME	1,935,142	1,744,239	1,406,692
Interest expense	(983,526)	(1,027,091)	(992,065)
Loss on extinguishment of debt	—	(350,688)	—
Income tax (expense) benefit of taxable REIT subsidiaries	(3,583)	(1,734)	5,220
Income from unconsolidated entities	81,238	75,921	40,220
Impairment charge from investments in unconsolidated entities	—	(8,169)	(42,697)
Gain (loss) upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net	216,629	321,036	(30,108)

CONSOLIDATED NET INCOME	1,245,900	753,514	387,262
Net income attributable to noncontrolling interests	221,101	136,476	77,855
Preferred dividends	3,337	6,614	26,309

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$1,021,462	$610,424	$283,098

BASIC EARNINGS PER COMMON SHARE:
Net income attributable to common stockholders	$3.48	$2.10	$1.06

DILUTED EARNINGS PER COMMON SHARE:
Net income attributable to common stockholders	$3.48	$2.10	$1.05

Consolidated Net Income	$1,245,900	$753,514	$387,262
Unrealized loss on interest rate hedge agreements	(91,933)	(3,493)	(27,999)
Net loss on derivative instruments reclassified from accumulated other comprehensive income into interest expense	16,169	15,769	14,754
Currency translation adjustments	(8,462)	(20,590)	(8,244)
Changes in available-for-sale securities and other	(37,431)	19,934	224,694

Comprehensive income	1,124,243	765,134	590,467
Comprehensive income attributable to noncontrolling interests	200,236	138,478	119,082

Comprehensive income attributable to common stockholders	$924,007	$626,656	$471,385

The accompanying notes are an integral part of these statements.

 Simon Property Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	December 31, 2011	December 31, 2010
ASSETS:
Investment properties at cost	$29,657,046	$27,508,735
Less — accumulated depreciation	8,388,130	7,711,304

	21,268,916	19,797,431
Cash and cash equivalents	798,650	796,718
Tenant receivables and accrued revenue, net	486,731	426,736
Investment in unconsolidated entities, at equity	1,378,084	1,390,105
Deferred costs and other assets	1,633,544	1,795,439
Notes receivable from related party	651,000	651,000

Total assets	$26,216,925	$24,857,429

LIABILITIES:
Mortgages and other indebtedness	$18,446,440	$17,473,760
Accounts payable, accrued expenses, intangibles, and deferred revenues	1,091,712	993,738
Cash distributions and losses in partnerships and joint ventures, at equity	695,569	485,855
Other liabilities and accrued dividends	170,971	184,855

Total liabilities	20,404,692	19,138,208

Commitments and contingencies
Limited partners' preferred interest in the Operating Partnership and noncontrolling redeemable interests in properties	267,945	85,469
EQUITY:
Stockholders' equity
Capital stock (850,000,000 total shares authorized, $0.0001 par value, 238,000,000 shares of excess common stock, 100,000,000 authorized shares of preferred stock):
Series J 8 3/8% cumulative redeemable preferred stock, 1,000,000 shares authorized, 796,948 issued and outstanding with a liquidation value of $39,847	45,047	45,375
Common stock, $0.0001 par value, 511,990,000 shares authorized, 297,725,698 and 296,957,360 issued and outstanding, respectively	30	30
Class B common stock, $0.0001 par value, 10,000 shares authorized, 8,000 issued and outstanding	—	—
Capital in excess of par value	8,103,133	8,059,852
Accumulated deficit	(3,251,740)	(3,114,571)
Accumulated other comprehensive income (loss)	(94,263)	6,530
Common stock held in treasury at cost, 3,877,448 and 4,003,451 shares, respectively	(152,541)	(166,436)

Total stockholder's equity	4,649,666	4,830,780
Noncontrolling interests	894,622	802,972

Total equity	5,544,288	5,633,752

Total liabilities and equity	$26,216,925	$24,857,429

The accompanying notes are an integral part of these statements.

 Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Twelve Months Ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated Net Income	$1,245,900	$753,514	$387,262
Adjustments to reconcile consolidated net income to net cash provided by operating activities —
Depreciation and amortization	1,112,438	1,016,027	1,009,490
Loss on debt extinguishment	—	350,688	—
Impairment charges	—	8,169	240,050
(Gain) loss upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net	(216,629)	(321,036)	30,108
Straight-line rent	(30,308)	(24,487)	(24,653)
Equity in income of unconsolidated entities	(81,238)	(75,921)	(40,220)
Distributions of income from unconsolidated entities	112,977	109,050	105,318
Changes in assets and liabilities —
Tenant receivables and accrued revenue, net	(19,370)	2,144	37,465
Deferred costs and other assets	(58,924)	(40,388)	(28,089)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	(58,959)	(22,550)	3,789

Net cash provided by operating activities	2,005,887	1,755,210	1,720,520

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(1,259,623)	(976,276)	—
Funding of loans to related parties	—	(29,500)	(120,000)
Repayments of loans to related parties	—	10,500	8,700
Capital expenditures, net	(445,495)	(256,312)	(376,275)
Cash from acquisitions and cash impact from the consolidation and deconsolidation of properties	19,302	27,015	—
Net proceeds from sale of assets	136,013	301,425	33,106
Investments in unconsolidated entities	(20,807)	(193,925)	(107,204)
Purchase of marketable and non-marketable securities	(42,015)	(16,157)	(132,984)
Sale of marketable and non-marketable securities	6,866	26,175	74,116
Purchase of loans held for investment	—	(433,033)	—
Repayments of loans held for investment	235,124	37,574	—
Distributions of capital from unconsolidated entities and other	376,593	255,819	201,550

Net cash used in investing activities	(994,042)	(1,246,695)	(418,991)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common stock and other	5,313	4,166	1,642,228
Preferred stock redemptions	—	(10,994)	(87,689)
Distributions to noncontrolling interest holders in properties	(28,793)	(24,615)	(30,706)
Contributions from noncontrolling interest holders in properties	1,217	1,058	2,795
Preferred distributions of the Operating Partnership	(1,915)	(2,315)	(11,885)
Preferred dividends and distributions to stockholders	(1,030,744)	(763,881)	(148,507)
Distributions to limited partners	(211,497)	(153,247)	(25,658)
Loss on debt extinguishment	—	(350,688)	—
Mortgage and other indebtedness proceeds, net of transaction costs	1,655,203	3,858,815	3,220,706
Mortgage and other indebtedness principal payments	(1,398,697)	(6,227,814)	(2,678,639)

Net cash (used in) provided by financing activities	(1,009,913)	(3,669,515)	1,882,645

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,932	(3,161,000)	3,184,174
CASH AND CASH EQUIVALENTS, beginning of year	796,718	3,957,718	773,544

CASH AND CASH EQUIVALENTS, end of year	$798,650	$796,718	$3,957,718

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Equity
(Dollars in Thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling Interests	Total Equity
Balance at December 31, 2008	$46,032	$24	$(165,066)	$5,410,147	$(2,491,929)	$(186,210)	$488,969	$3,101,967

Conversion of limited partner units (1,866,474 common shares, Note 10)				24,033			(24,033)	—
Public offerings of common stock (40,250,000 common shares)		4		1,638,336				1,638,340
Stock options exercised (181,850 common shares)				4,725				4,725
Series J preferred stock premium amortization	(328)							(328)
Conversion of Series C preferred Units to limited partner units							763	763
Issuance of limited partner units with the redemption of the Series C preferred units							1,875	1,875
Issuance of limited partner units with the redemption of the Series D preferred units							38,086	38,086
Stock incentive program (254,227 common shares, net)				(9,414)		9,414		—
Amortization of stock incentive				22,870				22,870
Other				(508)	(4,141)		70	(4,579)
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(162,732)			162,732	—
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests					(769,008)		(159,392)	(928,400)
Stock and units issued to common shareholders and limited partners (11,876,076 common shares)		1		620,502			133,734	754,237
Distributions to other noncontrolling interest partners							(25,176)	(25,176)
Other comprehensive income (loss)			161,978				41,227	203,205
Net income, excluding $11,885 attributable to preferred interests in the Operating Partnership					309,407		65,970	375,377

Balance at December 31, 2009	$45,704	$29	$(3,088)	$7,547,959	$(2,955,671)	$(176,796)	$724,825	$5,182,962

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Equity
(Dollars in Thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling Interests	Total Equity
Conversion of limited partner units (247,640 common shares, Note 10)				3,866			(3,866)	—
Issuance of limited partner units							162,987	162,987
Stock options exercised (178,683 common shares)				5,006				5,006
Series I preferred unit conversion to limited partner units							50,874	50,874
Series I preferred stock conversion to common stock (7,871,276 preferred shares to 6,670,589 common shares)		1		393,563				393,564
Series J preferred stock premium amortization	(329)							(329)
Stock incentive program (116,726 common shares, net)				(10,360)		10,360		—
Amortization of stock incentive				16,839				16,839
Issuance of unit equivalents and other				(749)	(12,057)		13,799	993
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				103,728			(103,728)	—
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests					(763,881)		(153,247)	(917,128)
Distributions to other noncontrolling interest partners							(24,835)	(24,835)
Other comprehensive income (loss)			9,618				2,002	11,620
Net income, excluding $2,315 attributable to preferred interests in the Operating Partnership					617,038		134,161	751,199

Balance at December 31, 2010	$45,375	$30	$6,530	$8,059,852	$(3,114,571)	$(166,436)	$802,972	$5,633,752

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Equity
(Dollars in Thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling Interests	Total Equity
Conversion of limited partner units (584,432 common shares, Note 10)				9,465			(9,465)	—
Issuance of limited partner units							9,084	9,084
Stock options excercised (324,720 options excercised net of 76,969 shares used to fund required witholding tax)				2,095				2,095
Common Stock Retired (61,584 common shares)				(6,385)				(6,385)
Series J preferred stock premium amortization	(328)							(328)
Stock incentive program (116,885 common shares, net)				(13,000)		13,000		—
Amortization of stock incentive				14,018				14,018
Issuance of unit equivalents and other (6,857 treasury shares)				1,056	(131,224)	895	151,213	21,940
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				36,032			(36,032)	—
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests					(1,030,744)		(211,497)	(1,242,241)
Distribution to other noncontrolling interest partners							(1,029)	(1,029)
Other comprehensive income			(100,793)				(20,864)	(121,657)
Net income, excluding $1,915 attributable to preferred interests in the Operating Partnership and $8,946 attributable to noncontrolling redeemable interests in properties in temporary equity					1,024,799		210,240	1,235,039

Balance at December 31, 2011	$45,047	$30	$(94,263)	$8,103,133	$(3,251,740)	$(152,541)	$894,622	$5,544,288

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

1.    Organization

            Simon Property Group, Inc., or Simon Property, is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties and other assets. In these notes to consolidated financial statements, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and its subsidiaries.

            We own, develop and manage retail real estate properties, which consist primarily of regional malls, Premium Outlets®, The Mills®, and community/lifestyle centers. As of December 31, 2011, we owned or held an interest in 326 income-producing properties in the United States, which consisted of 151 regional malls, 58 Premium Outlets, 66 community/lifestyle centers, 36 properties in the Mills portfolio, and 15 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. Internationally, as of December 31, 2011, we had an ownership interest in a joint venture which owned 45 shopping centers in Italy. As discussed in Note 14, we sold our entire ownership in this joint venture to our venture partner on January 9, 2012. Additionally, we had ownership interests in eight Premium Outlets in Japan, two Premium Outlets in South Korea, one Premium Outlet in Mexico, and one Premium Outlet in Malaysia.

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

            We also generate supplemental revenues from the following activities:

  •
  establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (such as handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,

  •
  offering property operating services to our tenants and others, including waste handling and facility services, and the provision of energy services,

  •
  selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and

  •
  generating interest income on cash deposits and investments in loans, including those made to related entities.

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

2.    Basis of Presentation and Consolidation (Continued)

the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE, including management agreements and other contractual arrangements. There have been no changes during 2011 in previous conclusions about whether an entity qualifies as a VIE or whether we are the primary beneficiary of any previously identified VIE. During 2011, we did not provide financial or other support to a previously identified VIE that we were not previously contractually obligated to provide.

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

            As of December 31, 2011, we consolidated 219 wholly-owned properties and 20 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for the remaining 144 properties, or the joint venture properties, using the equity method of accounting. We manage the day-to-day operations of 85 of the 144 joint venture properties, but have determined that our partner or partners have substantive participating rights with respect to the assets and operations of these joint venture properties. Our investments in joint ventures in Italy, Japan, South Korea, Malaysia, and Mexico comprise 57 of the remaining 59 properties. The international properties are managed by joint ventures in which we share oversight responsibility with our partner. Additionally, we account for our investment in SPG-FCM Ventures, LLC, or SPG-FCM, which holds our interest in The Mills Limited Partnership, or Mills, using the equity method of accounting. We have determined that SPG-FCM is not a VIE and that our joint venture partner has substantive participating rights with respect to the assets and operations of SPG-FCM pursuant to the applicable partnership agreements.

            We allocate net operating results of the Operating Partnership after preferred distributions to third parties and to us based on the partners' respective weighted average ownership interests in the Operating Partnership. Net operating results of the Operating Partnership attributable to third parties are reflected in net income attributable to noncontrolling interests.

            Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,
	2011	2010	2009
Weighted average ownership interest	82.9%	83.2%	82.4%

            As of December 31, 2011 and 2010, our ownership interest in the Operating Partnership was 82.8% and 82.9%, respectively. We adjust the noncontrolling limited partners' interest at the end of each period to reflect their interest in the Operating Partnership.

  Reclassifications

            We made certain reclassifications of prior period amounts in the consolidated financial statements to conform to the 2011 presentation. These reclassifications had no impact on previously reported net income attributable to common stockholders or earnings per share.

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

	For the Year Ended December 31,
	2011	2010	2009
Capitalized interest	$5,815	$3,715	$14,502

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

            We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in a property's cash flows, ending occupancy or total sales per square foot. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We estimate fair value using unobservable data such as operating income, estimated capitalization rates, or multiples, leasing prospects and local market information. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments including investments in unconsolidated entities if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments is other-than-temporary. Changes in economic and operating conditions that occur subsequent to our review of recoverability of investment property and other assets could impact the assumptions used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

  Purchase Accounting Allocation

            We allocate the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component which may be derived from various observable or unobservable inputs and assumptions. Also, we may utilize third party valuation specialists. These components typically include buildings, land and intangibles related to in-place leases and we estimate:

  •
  the fair value of land and related improvements and buildings on an as-if-vacant basis,

  •
  the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into revenues,

  •
  the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions, and

  •
  the value of revenue and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

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

  Discontinued Operations

            We reclassify any material operations and gains or losses on disposal related to consolidated properties disposed of during the period to discontinued operations. During 2011, we reported a net loss of approximately $42.4 million, or $0.12 per diluted share, on our consolidated property disposition activity. During 2010, we reported a net gain of approximately $5.7 million upon the disposal of four retail properties. During 2009, we reported a net loss of approximately $9.8 million upon the sale of four consolidated assets. These gains and losses are reported in gain (loss) upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income. The gains and losses on the disposition of these assets and the operating results were not significant to our consolidated results of operations.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

  Cash and Cash Equivalents

            We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money market deposits or securities. Financial instruments that potentially subject us to concentrations of credit risk include our cash and cash equivalents and our trade accounts receivable. We place our cash and cash equivalents with institutions with high credit quality. However, at certain times, such cash and cash equivalents may be in excess of FDIC and SIPC insurance limits. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

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

            Our investments in Capital Shopping Centres Group PLC, or CSCG, and Capital & Counties Properties PLC, or CAPC, are accounted for as available-for-sale securities. These investments are adjusted to their quoted market price, including a related foreign exchange component, with corresponding adjustment in other comprehensive income (loss). At December 31, 2011, we owned 35.4 million shares of CSCG and CAPC. At December 31, 2011 the market value of our investments in CSCG and CAPC was $170.7 million and $100.9 million, respectively, with an aggregate net unrealized gain on these investments of approximately $39.7 million. The market value of our investments in CSCG and CAPC at December 31, 2010 was $228.4 million and $82.4 million, respectively, with an aggregate net unrealized gain of $79.0 million.

            Effective May 7, 2010, CSCG and CAPC were de-merged from Liberty International PLC, or Liberty. During 2009, we recognized a non-cash charge of $140.5 million, or $0.44 per diluted share, representing an other-than-temporary impairment in fair value below the carrying value of our investment in Liberty. As a result, changes in available-for-sale securities and other in the 2009 consolidated statement of operations and comprehensive income include the reclassification of $140.5 million from accumulated other comprehensive income (loss) to earnings related to this non-cash charge. Effective July 1, 2009, we resumed marking to market our Liberty investment through other comprehensive income (loss).

            Our insurance subsidiaries are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to these securities may be limited. Our deferred compensation plan investments are classified as trading securities and are valued based upon quoted market prices. The investments have a matching liability as the amounts are fully payable to the employees that earned the compensation. Changes in value of these securities and changes to the matching liability to employees are both recognized in earnings and, as a result, there is no impact to consolidated net income. As of December 31, 2011 and 2010, we also had investments of $24.9 million which must be used to fund the debt service requirements of mortgage debt related to investment properties that previously collateralized the debt. These investments are classified as held-to-maturity and are recorded at amortized cost as we have the ability and intent to hold these investments to maturity.

            At December 31, 2011 and 2010, we had investments of $105.1 million and $72.4 million, respectively, in non-marketable securities that we account for under the cost method. We regularly evaluate these investments for any other-than-temporary decline in their estimated fair value and determined that no adjustment in the carrying value was required as of December 31, 2011 and 2010.

            Total net unrealized gains as of December 31, 2011 and 2010 were approximately $41.9 million and $79.3 million, respectively, and represented the valuation and related currency adjustments for our available-for-sale marketable securities. As of December 31, 2011, we did not consider any declines in value

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

of any of our marketable and non-marketable securities to be an other-than-temporary impairment, as these market value declines, if any, have existed for a short period of time, and, in the case of debt securities, we have the ability and intent to hold these securities to maturity.

  Fair Value Measurements

            We hold marketable securities that totaled $417.0 million and $511.3 million at December 31, 2011 and December 31, 2010, respectively, and are considered to have Level 1 fair value inputs. In addition, we have derivative instruments which are classified as having Level 2 inputs which consist primarily of interest rate swap agreements and foreign currency forward contracts with a gross liability balance of $12.2 million and $27.6 million at December 31, 2011 and December 31, 2010, respectively, a gross asset balance of $14.9 million at December 31, 2011 and a nominal asset value at December 31, 2010. We also have interest rate cap agreements with nominal asset values.

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

            Note 8 includes a discussion of the fair value of debt measured using Level 1 and Level 2 inputs. Note 4 includes a discussion of the fair values recorded in purchase accounting and impairment, using Level 2 and Level 3 inputs. Level 3 inputs to our purchase accounting and impairment include our estimations of net operating results of the property, capitalization rates and discount rates.

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

  Deferred Costs and Other Assets

            Deferred costs and other assets include the following as of December 31:

	2011	2010
Deferred financing and lease costs, net	$308,380	$298,674
In-place lease intangibles, net	200,098	150,199
Acquired above market lease intangibles, net	75,950	12,466
Marketable securities of our captive insurance companies	100,721	90,963
Goodwill	20,098	20,098
Other marketable securities	316,307	420,356
Loans held for investment	162,832	395,934
Prepaids, notes receivable and other assets, net	449,158	406,749

	$1,633,544	$1,795,439

  Deferred Financing and Lease Costs

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

	2011	2010
Deferred financing and lease costs	$528,273	$461,315
Accumulated amortization	(219,893)	(162,641)

Deferred financing and lease costs, net	$308,380	$298,674

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

	For the Year Ended December 31,
	2011	2010	2009
Amortization of deferred financing costs	$28,697	$27,806	$20,408
Amortization of debt premiums, net of discounts	(8,439)	(9,066)	(10,627)
Amortization of deferred leasing costs	43,110	34,801	32,744

  Loans Held for Investment

            From time to time, we may make investments in mortgage loans or mezzanine loans of third parties that own and operate commercial real estate assets located in the United States. Mortgage loans are secured, in part, by mortgages recorded against the underlying properties which are not owned by us. Mezzanine loans are secured, in part, by pledges of ownership interests of the entities that own the underlying real estate. Loans held for investment are carried at cost, net of any premiums or discounts which are accreted or amortized over the life of the related loan receivable utilizing the effective interest method. We evaluate the collectability of both interest and principal of each of these loans quarterly to determine whether the value has been impaired. A loan is deemed to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms. When a loan is impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the loan held for investment to its estimated realizable value.

            At December 31, 2011 and 2010, we had investments in three and six mortgage and mezzanine loans, respectively, with an aggregate carrying value of $162.8 million and $395.9 million, respectively. These loans mature at various dates through October 2012 with a weighted average maturity of approximately 6 months as of December 31, 2011. Certain of these loans require interest-only payments while others require payments of interest and principal based on a 30 year amortization. Interest rates on these loans are fixed between 5.9% and 7.0% per annum with a weighted average interest rate of approximately 6.3% and approximate market rates for instruments of similar quality and duration. During 2011 and 2010, we recorded $24.3 million and $4.6 million, respectively, in interest income earned from these loans held for investment. Payments on each of these loans were current as of December 31, 2011.

            On December 9, 2011, we paid consideration of $88.8 million to acquire a 50% equity interest in two real estate developments for which we had previously agreed to fund as the construction lender. The loans primarily bear interest at 7.0% and mature in May and July 2013. At December 31, 2011, the aggregate amount drawn on the loans was $50.7 million. We consolidated these assets as of the acquisition date and, accordingly, amounts drawn on the loans are eliminated in consolidation.

  Intangible Assets

            The average life of in-place lease intangibles is approximately 4.4 years and is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The amount of in-place lease intangibles increased during 2010 as a result of the acquisition of Prime Outlets Acquisition Company, or the Prime acquisition, as further discussed in Note 4. The fair market value of above and below market leases is amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles is approximately 4.0 years. The unamortized amount of below market leases is

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

included in accounts payable, accrued expenses, intangibles and deferred revenues in the consolidated balance sheets and was $134.4 million and $39.0 million as of December 31, 2011 and 2010, respectively. The amount of amortization of above and below market leases, net for the years ended December 31, 2011, 2010, and 2009 was $17.6 million, $15.2 million, and $20.0 million, respectively. If a lease is terminated prior to the original lease termination, any remaining unamortized intangible is charged to earnings.

            Details of intangible assets as of December 31 are as follows:

	2011	2010
In-place lease intangibles	$245,844	$211,541
Accumulated amortization	(45,746)	(61,342)

In-place lease intangibles, net	$200,098	$150,199

Acquired above market lease intangibles	$178,564	$104,690
Accumulated amortization	(102,614)	(92,224)

Acquired above market lease intangibles, net	$75,950	$12,466

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

            Estimated future amortization and the increasing (decreasing) effect on minimum rents for our above and below market leases as of December 31, 2011 are as follows:

	Below Market Leases	Above Market Leases	Increase to Minimum Rent, Net
2012	$ 29,184	$(14,212)	$14,972
2013	23,612	(12,717)	10,895
2014	18,300	(11,067)	7,233
2015	15,842	(9,675)	6,167
2016	14,046	(8,797)	5,249
Thereafter	33,428	(19,482)	13,946

	$134,412	$(75,950)	$58,462

  Derivative Financial Instruments

            We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. We use a variety of derivative financial instruments in the normal course of business to selectively manage or hedge the risks associated with our indebtedness and interest payments. Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps and caps. We require that hedging derivative instruments be highly effective in reducing the risk exposure that they are designated to hedge. As a result, there was no significant ineffectiveness from any of our derivative activities during the period. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract. We have no credit-risk-related hedging or derivative activities.

            As of December 31, 2011, we had the following outstanding interest rate derivatives related to interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Swaps	3	$485.8 million
Interest Rate Caps	3	$381.3 million

            The carrying value of our interest rate swap agreements, at fair value, is a net liability balance of $10.0 million and $19.5 million at December 31, 2011 and 2010, respectively, and is included in other liabilities and accrued dividends. The interest rate cap agreements were of nominal value at December 31, 2011 and 2010 and we generally do not apply hedge accounting to these arrangements.

            We are also exposed to fluctuations in foreign exchange rates on financial instruments which are denominated in foreign currencies, primarily in Japan and Europe. We use currency forward contracts to manage our exposure to changes in foreign exchange rates on certain Yen and Euro-denominated receivables and net investments. Currency forward contracts involve fixing the Yen-USD or Euro-USD exchange rate for delivery of a specified amount of foreign currency on a specified date. The currency forward contracts are typically cash settled in US dollars for their fair value at or close to their settlement date. Approximately ¥2.6 billion remains as of December 31, 2011 for all forward contracts. We entered into Yen-USD forward contracts during 2009 for approximately ¥3 billion that we received through April 2011 and we entered into Yen-USD forward contracts during 2010 for ¥1.7 billion that we expect to receive through October 2012. In 2011, we entered into additional Yen-USD forward contracts for approximately ¥3.8 billion that we expect to receive through October 1, 2013. The December 31, 2011 net liability balance related to these forwards was $2.2 million and is included in other liabilities and accrued distributions. We have reported the

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

changes in fair value for these forward contracts in earnings. The underlying currency adjustments on the foreign currency denominated receivables are also reflected in income and generally offset the amounts in earnings for these forward contracts. In 2011, we entered into a Euro-USD forward contract with a €141.3 million notional value maturing on January 31, 2012 which was designated as a net investment hedge. The December 31, 2011 asset balance related to this forward was $14.9 million and is included in deferred costs and other assets. We apply hedge accounting and the change in fair value for this Euro forward contract is reflected in other comprehensive income. Changes in the value of this hedge are offset by changes in the underlying hedged Euro-denominated joint venture investment. In connection with our sale of Gallerie Commerciali Italia, S.p.A., or GCI, as further discussed in Note 14, this hedge was terminated.

            The total gross accumulated other comprehensive loss related to our derivative activities, including our share of the other comprehensive loss from joint venture properties and terminated hedging relationships, approximated $115.8 million and $40.1 million as of December 31, 2011 and 2010, respectively.

  Noncontrolling Interests and Temporary Equity

            Details of the carrying amount of our noncontrolling interests are as follows as of December 31:

	2011	2010
Limited partners' interests in the Operating Partnership	$953,622	$983,887
Nonredeemable noncontrolling deficit interests in properties, net	(59,000)	(180,915)

Total noncontrolling interests reflected in equity	$894,622	$802,972

            Net income attributable to noncontrolling interests (which includes nonredeemable noncontrolling interests in consolidated properties, limited partners' interests in the Operating Partnership, redeemable noncontrolling interests in consolidated properties, and preferred distributions payable by the Operating Partnership) is a component of consolidated net income. In addition, the individual components of other comprehensive income (loss) are presented in the aggregate for both controlling and noncontrolling interests, with the portion attributable to noncontrolling interests deducted from comprehensive income attributable to common stockholders.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

            A rollforward of noncontrolling interests for the years ending December 31 is as follows:

	2011	2010	2009
Noncontrolling interests, beginning of period	$802,972	$724,825	$488,969
Net income attributable to noncontrolling interests after preferred distributions and income attributable to redeemable noncontrolling interests in consolidated properties	210,240	134,161	65,970
Distributions to noncontrolling interest holders (1)	(212,526)	(178,082)	(184,568)
Other comprehensive income (loss) allocable to noncontrolling interests:
Unrealized loss on interest rate hedge agreements	(15,814)	(309)	(3,897)
Net loss on derivative instruments reclassified from accumulated comprehensive income (loss) into interest expense	2,774	2,689	2,597
Currency translation adjustments	(1,484)	(3,452)	(1,385)
Changes in available-for-sale securities and other	(6,340)	3,074	43,912

	(20,864)	2,002	41,227

Adjustment to limited partners' interest from (decreased) increased
ownership in the Operating Partnership	(36,032)	(103,728)	162,732
Units issued to limited partners	9,084	213,861	174,458
Units exchanged for common shares	(9,465)	(3,866)	(24,033)
Noncontrolling interests in newly consolidated properties and other	151,213	13,799	70

Noncontrolling interests, end of period	$894,622	$802,972	$724,825

(1)
The 2009 activity includes non-cash distributions of $133.7 million representing the portion of quarterly distributions paid in units of limited partnership interest in the Operating Partnership, or units.

  Accumulated Other Comprehensive Income (Loss)

            The components of our accumulated other comprehensive income (loss) consisted of the following as of December 31:

	2011	2010
Cumulative translation adjustments	$(39,820)	$(31,358)
Accumulated derivative losses, net	(115,833)	(40,069)
Net unrealized gains on marketable securities, net	41,861	79,292

Total accumulated other comprehensive (loss) income	(113,792)	7,865

Less: Accumulated other comprehensive (income) loss attributable to noncontrolling interests	19,529	(1,335)

Total accumulated other comprehensive (loss) income net of noncontrolling interests	$(94,263)	$6,530

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

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

            We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance, or CAM, real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. As of December 31, 2011 for approximately 89% of our leases in the U.S. regional mall portfolio, we receive a fixed payment from the tenant for the CAM component. When not reimbursed by the fixed-CAM component, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

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

            Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying consolidated statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by third-party actuaries and management's estimates. Total insurance reserves for our insurance subsidiaries and other self-insurance programs as of December 31, 2011 and 2010 approximated $115.1 million and $116.2 million, respectively, and are included in other liabilities and accrued dividends in the consolidated balance sheets. Information related to the securities included in the investment portfolio of our captive insurance subsidiaries is included within the "Marketable and Non-Marketable Securities" section above.

            We recognize fee revenues from our co-branded gift card programs when the fees are earned under the related arrangements with the card issuer. Generally, these revenues are recorded at the issuance of the gift card for handling fees.

  Allowance for Credit Losses

            We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

collection experience in cases of bankruptcy, if applicable. Accounts are written off when they are deemed to be no longer collectible. Presented below is the activity in the allowance for credit losses during the following years:

	For the Year Ended December 31,
	2011	2010	2009
Balance, beginning of period	$31,650	$45,187	$44,650
Consolidation of previously unconsolidated entities	860	426	—
Provision for credit losses	6,505	3,130	22,655
Accounts written off, net of recoveries	(11,515)	(17,093)	(22,118)

Balance, end of period	$27,500	$31,650	$45,187

  Income Taxes

            We and certain subsidiaries of the Operating Partnership have elected to be taxed as REITs under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require the entity to distribute at least 90% of taxable income to its owners and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain our REIT status and that of the REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Thus, we made no provision for federal income taxes for these entities in the accompanying consolidated financial statements. If we or any of the REIT subsidiaries fail to qualify as a REIT, we or that entity will be subject to tax at regular corporate rates for the years in which it failed to qualify. If we lose our REIT status we could not elect to be taxed as a REIT for four years unless our failure to qualify was due to reasonable cause and certain other conditions were satisfied.

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

            As of December 31, 2011 and 2010, we had a net deferred tax asset of $5.6 million and $9.0 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries. No valuation allowance has been recorded as we believe these amounts will be realized. State income, franchise or other taxes were not significant in any of the periods presented.

  Transaction Expenses

            We expense acquisition, potential acquisition and disposition related costs as they are incurred. We incurred a minimal amount of transaction expenses during the year ended December 31, 2011. During the year ended December 31, 2010, we incurred costs in connection with the Prime acquisition and other potential acquisitions, as further discussed in Note 4. In addition, during 2010, we settled, in cash, a transaction-related dispute and recorded a charge to earnings. These expenses are included within transaction expenses in the accompanying statements of operations and comprehensive income and totaled $69.0 million during the year ended December 31, 2010. During the

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

year ended December 31, 2009, we recorded $5.7 million in transaction expenses related to costs associated with significant acquisition related activities.

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

  2011 Acquisitions

            On December 31, 2011, we and our joint venture partner dissolved a venture in which we had a 50% interest and distributed a portfolio of properties previously held within the venture to us and our joint venture partner. As a result, we have a 100% interest in and now consolidate the six properties we received in the distribution. The distribution resulted in a remeasurement of the distributed assets to fair value and a corresponding non-cash gain of approximately $168.3 million representing the fair value of the net assets received in excess of the carrying value of our interest in the joint venture portfolio. The resulting gain and the asset and liability fair value allocation were recorded based on preliminary portfolio fair value estimates at the date of distribution and will be finalized in 2012.

            On August 25, 2011, we acquired additional controlling interests of approximately 83.75% in The Plaza at King of Prussia and The Court at King of Prussia, or, collectively, King of Prussia, thereby increasing our ownership interest to 96.1%. The property is subject to a $160.1 million mortgage. The consolidation of this previously unconsolidated property resulted in a remeasurement of our previously held interest to fair value and a corresponding non-cash gain of $82.9 million.

            On July 19, 2011, we acquired a 100% ownership interest in ABQ Uptown, a lifestyle center located in Albuquerque, New Mexico. Also, during the second quarter, we purchased an additional noncontrolling interest in an unconsolidated regional mall.

            During the third quarter of 2011 we contributed a wholly-owned property to a joint venture which holds our interests in nine unconsolidated properties. The transaction effectively exchanged a portion of our interest in this previously wholly-owned property for increased ownership interests in the nine unconsolidated properties. This transaction had no material impact on the statement of operations.

            The gains on the above transactions are included in gain (loss) upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income. The aggregate cash purchase price for these acquisitions was $1.18 billion. We reflected the assets and liabilities of these assets at estimated fair value at the respective acquisition dates, the majority of which was allocated to the investment property and related acquired lease intangibles. The purchase price allocation is preliminary and subject to revision within the measurement period, not to exceed one year from the date of acquisition.

  2010 Acquisitions

            During 2010, we acquired a controlling interest in a previously unconsolidated regional mall which resulted in a remeasurement of our previously held equity interest to fair value and corresponding gain of approximately $13.0 million. This gain is included in gain (loss) upon acquisition of controlling interests and on sale or disposal of assets and interests in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income. On May 28, 2010, we acquired an additional interest of approximately 19% in Houston Galleria, located in Houston, Texas thereby increasing our noncontrolling interest from 31.5% to 50.4%.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

4.    Real Estate Acquisitions, Disposals, and Impairment (Continued)

            On August 30, 2010, we completed the Prime acquisition, adding 21 outlet centers, including a center located in Puerto Rico, which was acquired on May 13, 2010. The transaction was valued at approximately $2.3 billion, including the assumption of existing mortgage indebtedness of $1.2 billion and the repayment of $310.7 million of preexisting mortgage loans at closing. We paid consideration comprised of 80% cash and 20% in units of the Operating Partnership. We issued approximately 1.7 million units with an issuance date fair value of approximately $154.5 million. We funded the cash portion of this acquisition through draws on our unsecured revolving credit facility.

            We recorded our acquisition of these 21 outlet centers using the acquisition method of accounting. Tangible and intangible assets and liabilities were established based on their estimated fair values at the date of acquisition. The results of operations of the acquired properties have been included in our consolidated results from the date of acquisition. The purchase price allocations were finalized during the second quarter of 2011.

  2009 Acquisitions

            We had no consolidated property acquisitions during the year ended December 31, 2009.

  2011 Dispositions

            During 2011, we agreed to dispose of consolidated properties that had an aggregate carrying value of $355.04 million and debt obligations of $177.0 million for aggregate sales proceeds of $136.0 million resulting in a net loss of $42.4 million. The gains and losses on these disposals are included in gain (loss) upon acquisition of controlling interests, and sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

  2010 Dispositions

            During the year ended December 31, 2010, we disposed of three retail properties with an aggregate carrying value of $91.4 million and debt obligations of $91.3 million for which we received aggregate sale proceeds of $5.8 million. The net gain on these disposals was $5.7 million and is included in gain (loss) upon acquisition of controlling interests, and sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

  2009 Dispositions

            During the year ended December 31, 2009, we sold four retail properties with an aggregate carrying value of $13.7 million for which we received proceeds of $3.9 million. The net loss on these disposals totaled $9.8 million and is included in gain (loss) upon acquisition of controlling interests, and sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

  2009 Impairment

            In 2009, we recorded non-cash impairment charges of $240.1 million ($228.6 million, net of a tax benefit of $5.8 million and noncontrolling interest holders' share of $5.7 million). As discussed in Note 3, this non-cash charge includes a $140.5 million other-than-temporary impairment of our investment in an available-for-sale security. In addition, the total charge includes adjustments in the carrying value of one wholly-owned and one joint venture regional mall, a write-down of five land parcels and two joint venture non-retail real estate assets, and certain predevelopment costs related to projects no longer being pursued.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

5.    Per Share Data

            We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period and we consider any participating securities for purposes of applying the two-class method. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share.

	For the Year Ended December 31,
	2011	2010	2009
Net Income attributable to Common Stockholders — Basic	$1,021,462	$610,424	$283,098
Effect of dilutive securities:
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	39	97	50

Net Income attributable to Common Stockholders — Diluted	$1,021,501	$610,521	$283,148

Weighted Average Shares Outstanding — Basic	293,504,064	291,076,008	267,054,946
Effect of stock options	69,408	274,460	315,897
Effect of contingently issuable shares from stock dividends	—	—	1,101,307

Weighted Average Shares Outstanding — Diluted	293,573,472	291,350,468	268,472,150

            For the year ending December 31, 2011, potentially dilutive securities include stock options, units that are exchangeable for common stock and long-term incentive performance, or LTIP units, granted under our long-term incentive performance programs that are convertible into units and exchangeable for common stock. The only securities that had a dilutive effect for the year ended December 31, 2011 and 2010 were stock options. The only securities that had a dilutive effect for the year ended December 31, 2009 were stock options and contingently issuable shares from stock dividends.

            We accrue dividends when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,
	2011	2010	2009
Total dividends paid per common share	$3.50	$2.60	$2.70

Percent taxable as ordinary income	98.30%	53.82%	99.3%
Percent taxable as long-term capital gains	1.70%	39.68%	0.7%
Percent nontaxable as return of capital	—	6.50%	—

	100.0%	100.0%	100.0%

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

6.    Investment Properties

            Investment properties consist of the following as of December 31:

	2011	2010
Land	$3,136,981	$2,929,054
Buildings and improvements	26,196,349	24,263,169

Total land, buildings and improvements	29,333,330	27,192,223
Furniture, fixtures and equipment	323,716	316,512

Investment properties at cost	29,657,046	27,508,735
Less — accumulated depreciation	8,388,130	7,711,304

Investment properties at cost, net	$21,268,916	$19,797,431

Construction in progress included above	$464,076	$125,227

7.    Investments in Unconsolidated Entities

            Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio of properties. We held joint venture ownership interests in 87 properties in the United States as of December 31, 2011 and 101 properties as of December 31, 2010. As discussed in Note 14, on January 9, 2012, we sold our interest in GCI which owned 45 shopping centers in Italy. As of December 31, 2011, we also held interests in eight joint venture properties in Japan, two joint venture properties in South Korea, one joint venture property in Mexico, and one joint venture property in Malaysia. We account for these joint venture properties using the equity method of accounting.

            Substantially all of our joint venture properties are subject to rights of first refusal, buy-sell provisions, or other sale or marketing rights for partners which are customary in real estate joint venture agreements and the industry. We and our partners in these joint ventures may initiate these provisions at any time (subject to any applicable lock up or similar restrictions), which could result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest from our partner.

            In May 2010, Opry Mills, a property in which we have a 50% interest through our SPG-FCM joint venture, sustained significant flood damage and substantially all of the property remains closed. Insurance proceeds of $50 million have been funded by the insurers and remediation work has been completed. The excess insurance carriers (those providing coverage above $50 million) have denied the joint venture's claim under the policy for additional proceeds (of up to $150 million) to pay further amounts for restoration costs and business interruption losses. We have obtained additional financing of $120 million from the existing mortgage lenders and, in April 2011, commenced rebuilding the center with an expected opening in March of 2012. We and our lenders are continuing our efforts through pending litigation to recover our losses under the excess insurance policies for Opry Mills and we believe recovery is probable, but no assurances can be made that our efforts to recover these funds will be successful.

            On December 31, 2011, as further discussed in Note 4, we and our joint venture partner dissolved a venture in which we had a 50% interest and distributed a portfolio of properties previously held within the venture to us and our joint venture partner. The results of operations of these properties are now presented as income from discontinued joint venture interests and the non-cash gain recorded upon distribution to the partners is presented within gain on sale or disposal of assets and interests in unconsolidated entities in the "Summary Financial Information" below.

Loans to SPG-FCM

            The Operating Partnership has a loan to SPG-FCM with an outstanding balance of $651.0 million as of December 31, 2011 and 2010. The loan bears interest at a rate of LIBOR plus 275 basis points and matures on June 7, 2012. During 2011, 2010 and 2009, we recorded approximately $9.8 million, $9.9 million and $9.3 million in interest

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

income (net of inter-entity eliminations) related to this loan, respectively. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2011, 2010 and 2009, of approximately $1.0 million, $0.9 million and $3.7 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM.

International Joint Venture Investments

            We conduct our international operations through joint venture arrangements and account for all of our international joint venture investments using the equity method of accounting

            European Joint Ventures.    At December 31, 2011, we had a 49.0% ownership interest in GCI, a joint venture with Auchan S.A., which owned 45 properties located in Italy. The carrying amount of our investment in GCI was $331.9 million and $330.1 million as of December 31, 2011 and 2010, respectively, including all related components of accumulated other comprehensive income (loss). As discussed in Note 14, we sold our entire interest in GCI to our venture partner on January 9, 2012.

            On July 15, 2010, we and our partner in Simon Ivanhoe S.à.r.l., or Simon Ivanhoe, sold our collective interests in Simon Ivanhoe which owned seven shopping centers located in France and Poland to Unibail-Rodamco. The joint venture partners received net consideration of €422.5 million for their interests after the repayment of all joint venture debt, subject to certain post-closing adjustments. Our share of the gain on sale of our interests in Simon Ivanhoe was approximately $281 million.

            Asian Joint Ventures.    We conduct our international Premium Outlet operations in Japan through a joint venture with Mitsubishi Estate Co., Ltd. We have a 40.0% ownership interest in this joint venture. The carrying amount of our investment in this joint venture was $349.5 million and $340.8 million as of December 31, 2011 and 2010, respectively, including all related components of accumulated other comprehensive income (loss). We conduct our international Premium Outlet operations in South Korea through a joint venture with Shinsegae International Co. We have a 50.0% ownership interest in this joint venture. The carrying amount of our investment in this joint venture was $43.8 million and $35.7 million as of December 31, 2011 and 2010, respectively, including all related components of accumulated other comprehensive income (loss).

            In December 2009, we recognized a loss on our 32.5% interest in shopping centers operating or under development in China. The interests were sold to affiliates of our Chinese partner for approximately $29 million, resulting in a loss of approximately $20 million which is included in gain (loss) upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net in the 2009 consolidated statement of operations and comprehensive income.

Summary Financial Information

            A summary of our investments in joint ventures and share of income from such joint ventures follows. The statement of operations for the year ended December 31, 2010 includes amounts related to our investment in Simon Ivanhoe which was sold on July 15, 2010 and GCI which was sold on January 9, 2012. We acquired additional

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

controlling interests in King of Prussia on August 25, 2011, and as a result, this previously unconsolidated property is now a consolidated property as of the acquisition date. Balance sheet information for the joint ventures is as follows:

	December 31, 2011	December 31, 2010
BALANCE SHEETS
Assets:
Investment properties, at cost	$20,481,657	$21,236,594
Less — accumulated depreciation	5,264,565	5,126,116

	15,217,092	16,110,478
Cash and cash equivalents	806,895	802,025
Tenant receivables and accrued revenue, net	359,208	353,719
Investment in unconsolidated entities, at equity	133,576	158,116
Deferred costs and other assets	526,101	525,024

Total assets	$17,042,872	$17,949,362

Liabilities and Partners' (Deficit) Equity:
Mortgages and other indebtedness	$15,582,321	$15,937,404
Accounts payable, accrued expenses, intangibles, and deferred revenue	775,733	748,245
Other liabilities	981,711	961,284

Total liabilities	17,339,765	17,646,933
Preferred units	67,450	67,450
Partners' (deficit) equity	(364,343)	234,979

Total liabilities and partners' (deficit) equity	$17,042,872	$17,949,362

Our Share of:
Partners' (deficit) equity	$(32,000)	$146,578
Add: Excess Investment	714,515	757,672

Our net Investment in Joint Ventures	$682,515	$904,250

            "Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We amortize excess investment over the life of the related properties, typically no greater than 40 years, and the amortization is included in the reported amount of income from unconsolidated entities.

            As of December 31, 2011, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2012	$2,746,336
2013	1,875,642
2014	1,925,553
2015	2,116,162
2016	1,462,915
Thereafter	5,448,606

Total principal maturities	15,575,214
Net unamortized debt premiums and discounts	7,107

Total mortgages and other indebtedness	$15,582,321

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

            This debt becomes due in installments over various terms extending through 2036 with interest rates ranging from 0.49% to 9.35% and a weighted average rate of 5.02% at December 31, 2011.

	For the Year Ended December 31,
	2011	2010	2009
STATEMENTS OF OPERATIONS
Revenue:
Minimum rent	$1,844,774	$1,810,581	$1,813,180
Overage rent	161,993	143,018	127,561
Tenant reimbursements	862,211	870,555	903,009
Other income	175,430	214,728	168,239

Total revenue	3,044,408	3,038,882	3,011,989
Operating Expenses:
Property operating	602,989	595,733	614,968
Depreciation and amortization	737,865	752,014	760,068
Real estate taxes	220,955	230,326	234,506
Repairs and maintenance	76,258	92,490	98,197
Advertising and promotion	57,703	55,952	58,261
Provision for credit losses	8,648	3,934	14,935
Impairment charge	—	—	17,268
Other	227,703	209,635	181,693

Total operating expenses	1,932,121	1,940,084	1,979,896

Operating Income	1,112,287	1,098,798	1,032,093
Interest expense	(813,433)	(812,886)	(826,951)
Loss from unconsolidated entities	(4,644)	(840)	(4,739)
Impairment charge from investments in unconsolidated entities	—	(16,671)	—

Income from Continuing Operations	294,210	268,401	200,403
Income from discontinued joint venture interests	48,154	63,108	58,169
Gain on sale or disposal of assets and interests in unconsolidated entities, net	347,640	39,676	—

Net Income	$690,004	$371,185	$258,572

Third-Party Investors' Share of Net Income	$384,384	$234,799	$170,265

Our Share of Net Income	305,620	136,386	88,307
Amortization of Excess Investment	(50,562)	(48,329)	(55,690)
Our Share of Gain on Sale or Disposal of Assets and Interests in Unconsolidated Entities, net	(173,820)	(20,305)	—
Our Share of Impairment Charge from Investments in Unconsolidated Entities	—	8,169	7,603

Income from Unconsolidated Entities	$81,238	$75,921	$40,220

  2011 Dispositions

            In April 2011 we disposed of our interest in an unconsolidated regional mall, resulting in a gain of $7.8 million. This gain is reported in gain (loss) upon acquisition of controlling interests, and on sale or disposal of assets and interests in unconsolidated entities, net in the consolidated statements of operations and comprehensive income.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

  2010 Impairment

            In December 2010, we recognized an $8.2 million non-cash impairment charge representing our share of impairment on a joint venture investment in a property in Italy for which the decline in value below our carrying amount was deemed other-than-temporary.

  2009 Impairment

            In December 2009 we recognized non-cash impairment charges of $7.6 million representing our share of impairment charges on joint venture properties. These charges represent adjustments to the carrying value of certain parcels of land and the write-off of predevelopment costs related to certain projects no longer being pursued. In addition, in December 2009 we recognized $35.1 million of impairment charges for investments in certain unconsolidated entities including one regional mall and two non-retail real estate assets for which declines in value below our carrying amount were deemed other-than-temporary.

8.    Indebtedness and Derivative Financial Instruments

            Our mortgages and other indebtedness, excluding the impact of derivative instruments, consist of the following as of December 31:

	2011	2010
Fixed-Rate Debt:
Mortgages and other notes, including $54,250 and $31,614 net premiums, respectively. Weighted average interest and maturity of 6.05% and 4.7 years at December 31, 2011.	$5,566,600	$5,485,659
Unsecured notes, including $29,178 and $26,586 net discounts, respectively. Weighted average interest and maturity of 5.76% and 6.8 years at December 31, 2011.	10,640,775	9,985,886

Total Fixed-Rate Debt	16,207,375	15,471,545
Variable-Rate Debt:
Mortgages and other notes, at face value. Weighted average interest and maturity of 1.74% and 0.8 years at December 31, 2011.	1,286,401	1,143,578
Credit Facility (see below)	952,664	858,637

Total Variable-Rate Debt	2,239,065	2,002,215

Total Mortgages and Other Indebtedness	$18,446,440	$17,473,760

            General.    Our unsecured debt contains financial covenants and other non-financial covenants. If we were to fail to comply with these covenants, after the expiration of the applicable cure periods, the debt maturity could be accelerated or other remedies could be sought by the lender including adjustments to the applicable interest rate. As of December 31, 2011, we are in compliance with all covenants of our unsecured debt.

            At December 31, 2011, we or our subsidiaries are the borrowers under 89 non-recourse mortgage notes secured by mortgages on 89 properties, including 10 separate pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 44 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted pool may constitute a default under all mortgages within that pool and may lead to acceleration of the indebtedness due on each property within the pool. Certain of our secured debt contains financial and other non-financial covenants which are specific to the properties which serve as collateral for that debt. If the borrower fails to comply with these covenants, the lender could accelerate the debt and enforce its right against their collateral. At December 31, 2011, the applicable borrowers under these non-recourse mortgage notes were in compliance with all covenants where non-compliance could individually, or giving effect to applicable cross-default provisions, have a material adverse effect on our financial condition, results of operations or cash flows.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

8.    Indebtedness and Derivative Financial Instruments (Continued)

Unsecured Debt

            At December 31, 2011, our unsecured debt consisted of $10.7 billion of senior unsecured notes of the Operating Partnership and $952.7 million outstanding under our $4.0 billion unsecured credit facility, or the Credit Facility. The December 31, 2011 balance included $287.7 million (U.S. dollar equivalent) of Yen-denominated borrowings. On December 31, 2011, we had available borrowing capacity of approximately $3.0 billion under the Credit Facility. The maximum outstanding balance of the Credit Facility or the predecessor facility during the year ended December 31, 2011 was $1.8 billion and the weighted average outstanding balance was approximately $1.1 billion. Letters of credit of approximately $36.0 million were outstanding under the Credit Facility as of December 31, 2011.

            On October 5, 2011, we replaced our previous unsecured revolving credit facility and entered into the new Credit Facility, which provides an initial borrowing capacity of $4.0 billion, which can be increased at our option to $5.0 billion during its term. The Credit Facility will initially mature on October 30, 2015 and can be extended for an additional year at our sole option. The base interest rate on the Credit Facility is LIBOR plus 100 basis points and an additional facility fee of 15 basis points. In addition, the Credit Facility provides for a money market competitive bid option program that allows us to hold auctions to achieve lower pricing for short-term borrowings. The Credit Facility also includes a $2.0 billion multi-currency tranche.

            During the year ended December 31, 2011, the Operating Partnership redeemed at par $542.5 million of senior unsecured notes with fixed rates ranging from 5.00% to 8.25%. In addition, on November 10, 2011, we issued $500.0 million of senior unsecured notes at a fixed interest rate of 2.8% with a maturity date of January 2017 and $700.0 million of senior unsecured notes at a fixed interest rate of 4.13% with a maturity date of December 2021.

            On January 12, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted average coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes that closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. The weighted average duration of the notes offering was 14.4 years and the weighted average coupon was 5.69%. We recorded a $165.6 million charge to earnings in the first quarter of 2010 as a result of the tender offer.

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

Secured Debt

            Total secured indebtedness was $6.8 billion and $6.6 billion at December 31, 2011 and 2010, respectively. During the year ended December 31, 2011, we repaid $368.2 million in mortgage loans with a weighted average interest rate of 6.64%, unencumbering six properties.

            As a result of the acquisition of additional interest in King of Prussia in August 2011 as further discussed in Note 4, we now own a controlling interest in this property and, accordingly, we consolidated the property as of the acquisition date, including the property's $160.1 million mortgage debt.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

8.    Indebtedness and Derivative Financial Instruments (Continued)

            As discussed in Note 4, on December 31, 2011, we consolidated six properties we received as a distribution from a joint venture of its interests in a portfolio of properties. Four of these properties are encumbered by mortgages totaling $459.0 million.

Debt Maturity and Other

            Our scheduled principal repayments on indebtedness as of December 31, 2011 are as follows:

2012	$1,564,661
2013	1,211,305
2014	1,792,649
2015	1,692,886
2016	4,604,813
Thereafter	7,555,054

Total principal maturities	18,421,368
Net unamortized debt premium and other	25,072

Total mortgages and other indebtedness	$18,446,440

            Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the Year Ended December 31,
	2011	2010	2009
Cash paid for interest	$979,436	$1,015,989	$994,688

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

            We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to consolidated net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income (loss) and is amortized to interest expense over the life of the debt agreement.

            The fair value of our interest rate swap agreements is a net liability balance of $10.0 million and $19.5 million at December 31, 2011 and 2010, respectively, and is included in other liabilities and accrued dividends. The interest rate cap agreements were of nominal value at December 31, 2011 and 2010 and we generally do not apply hedge accounting to these arrangements. In addition, the unamortized loss of our treasury locks and terminated hedges recorded in accumulated other comprehensive income (loss) was $89.7 million as of December 31, 2011. As of December 31, 2011, our outstanding LIBOR based derivative contracts consisted of:

  •
  interest rate cap protection agreements with a notional amount of $381.3 million which mature in July 2013 and June 2014, and

  •
  fixed rate swap agreements with a notional amount of $485.8 million which have a weighted average fixed pay rate of 2.52% and a weighted average variable receive rate of 0.58%.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

8.    Indebtedness and Derivative Financial Instruments (Continued)

            Within the next year, we expect to reclassify to earnings approximately $21.2 million of losses related to active and terminated interest rate swaps from the current balance held in accumulated other comprehensive income (loss). The amount of ineffectiveness relating to cash flow hedges recognized in income during the periods presented was not significant.

            Our joint ventures may also enter into interest rate swaps or caps, which are recorded at fair value on the joint venture balance sheets. Included in our accumulated other comprehensive income (loss) as of December 31, 2011 and 2010 is our share of the joint ventures' accumulated derivative losses of $14.0 million and $20.9 million, respectively.

Fair Value of Financial Instruments

            The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimate the fair values of consolidated fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. We estimate the fair values of consolidated fixed-rate unsecured notes using quoted market prices, or, if no quoted market prices are available, we use quoted market prices for securities with similar terms and maturities. The book value of our consolidated fixed-rate mortgages and other indebtedness was $15.9 billion and $14.8 billion as of December 31, 2011 and 2010, respectively. The fair values of these financial instruments and the related discount rate assumptions as of December 31 are summarized as follows:

	2011	2010
Fair value of fixed-rate mortgages and other indebtedness	$17,905	$16,087
Weighted average discount rates assumed in calculation of fair value for fixed-rate mortgages	3.60%	4.46%

9.    Rentals under Operating Leases

            Future minimum rentals to be received under non-cancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2011 are as follows:

2012	$2,273,866
2013	2,049,321
2014	1,833,426
2015	1,575,756
2016	1,328,790
Thereafter	3,445,759

$12,506,918

            Approximately 0.6% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10.    Equity

            Our Board of Directors is authorized to reclassify excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

10.    Equity (Continued)

Property without further action of the stockholders. The ability to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

            Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. The holders of our Class B common stock have the right to elect up to four members of the Board of Directors. All 8,000 outstanding shares of the Class B common stock are subject to two voting trusts as to which Herbert Simon and David Simon are the trustees. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the occurrence of certain events and can be converted into shares of common stock at the option of the holders.

Common Stock Issuances

            In 2011, we issued 584,432 shares of common stock to 31 limited partners in exchange for an equal number of units.

            We issued 324,720 shares of common stock related to employee and director stock options exercised during 2011. We used the net proceeds from the option exercises of approximately $9.6 million to acquire additional units. The Operating Partnership used the net proceeds for general business purposes.

            On December 9, 2011, the Operating Partnership issued 73,428 units in connection with the acquisition of a 50% interest in two development properties as discussed in Note 3.

Temporary Equity

            We classify as temporary equity those securities for which there is the possibility that we could be required to redeem the security for cash irrespective of the probability of such a possibility. As a result, we classify one series of preferred units of the Operating Partnership and noncontrolling redeemable interests in properties in temporary equity. Each of these securities is discussed further below.

            Limited Partners' Preferred Interest in the Operating Partnership and Noncontrolling Redeemable Interests in Properties.    The following table summarizes the preferred units of the Operating Partnership and the amount of the noncontrolling redeemable interests in properties as of December 31. The redemption features the preferred units of the Operating Partnership contain provisions which could require us to settle the redemption in cash. As a result, this series of preferred units in the Operating Partnership remains classified outside permanent equity. The remaining interest in a property or portfolio of properties which are redeemable at the option of the holder or in circumstances that may be outside our control, are accounted for as temporary equity. The carrying amount of the noncontrolling interest is adjusted to the redemption amount assuming the instrument is redeemable at the balance sheet date. Changes in the redemption value of the underlying noncontrolling interest are recorded within accumulated deficit. There are no noncontrolling interests redeemable at amounts in excess of fair value.

	2011	2010
7.50% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding	$25,537	$25,537
Other noncontrolling redeemable interests in properties	242,408	59,932

Limited partners' preferred interest in the Operating Partnership and other noncontrolling redeemable interests in properties	$267,945	$85,469

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

10.    Equity (Continued)

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

            Series J 8 3/8% Cumulative Redeemable Preferred Stock.    Dividends accrue quarterly at an annual rate of 8 3/8% per share. We can redeem this series, in whole or in part, on or after October 15, 2027 at a redemption price of $50.00 per share, plus accumulated and unpaid dividends. This preferred stock was issued at a premium of $7.5 million. The unamortized premium included in the carrying value of the preferred stock at December 31, 2011 and 2010 was $5.2 million and $5.5 million, respectively.

Other Equity Activity

            Notes Receivable from Former CPI Stockholders.    Notes receivable of $15.8 million from stockholders of an entity we acquired in 1998 are reflected as a deduction from capital in excess of par value in the consolidated statements of equity in the accompanying financial statements. The notes do not bear interest and become due at the time the underlying shares are sold.

            The Simon Property Group 1998 Stock Incentive Plan.    This plan, or the 1998 plan, provides for the grant of equity-based awards in the form of options to purchase shares, stock appreciation rights, restricted stock grants and performance unit awards. Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code and options which are not so qualified. An aggregate of 11,300,000 shares of common stock have been reserved for issuance under the 1998 plan. Additionally, the partnership agreement requires us to sell shares of common stock to the Operating Partnership, at fair value, sufficient to satisfy the exercising of any stock options, and for us to purchase units for cash in an amount equal to the fair market value of such shares. Annual stock incentive programs were approved each year from 2001 until 2009 when no program was established.

            Administration.    The 1998 plan is administered by the Compensation Committee of the Board of Directors, or the Committee. The Committee determines which eligible individuals may participate and the type, extent and terms of the awards to be granted to them. In addition, the Committee interprets the 1998 plan and makes all other determinations deemed advisable for its administration. Options granted to employees become exercisable over the period determined by the Committee. The exercise price of an employee option may not be less than the fair market value of the shares on the date of grant. Employee options generally vest over a three-year period and expire ten years from the date of grant. Since 2001, we have not granted any options to employees, except for a series of reload options we assumed as part of a prior business combination.

            Automatic Awards for Eligible Directors.    Directors who are not also our employees or employees of our affiliates receive automatic awards under the 1998 plan. Until 2003, these awards took the form of stock options. Since then, the awards have been shares of restricted stock. Currently, each eligible director receives on the first day of the first

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

10.    Equity (Continued)

calendar month following his or her initial election an award of restricted stock with a value of $82,500 (pro-rated for partial years of service). Thereafter, as of the date of each annual meeting of stockholders, eligible directors who are re-elected receive an award of restricted stock having a value of $82,500. In addition, eligible directors who serve as chairpersons of the standing committees receive an additional annual award of restricted stock having a value of $10,000 (in the case of the Audit Committee) or $7,500 (in the case of other standing committees). The Lead Independent Director also receives an annual restricted stock award having a value of $12,500. The restricted stock vests in full after one year.

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

  Stock Based Compensation

            On March 16, 2010, the Committee approved three long-term incentive performance programs, or the 2010 LTIP programs, for certain senior executive officers. Awards under the 2010 LTIP programs take the form of LTIP units, a form of limited partnership interest issued by the Operating Partnership. During the performance period, participants are entitled to receive on the LTIP units awarded to them distributions equal to 10% of the regular quarterly distributions paid on a unit of the Operating Partnership. As a result, we account for these LTIP units as participating securities under the two-class method of computing earnings per share. Awarded LTIP units will be considered earned, in whole or in part, depending upon the extent to which the applicable total shareholder return, or TSR, benchmarks, as defined, are achieved during the performance period and, once earned, will become the equivalent of units after a two year service-based vesting period, beginning after the end of the performance period. Awarded LTIP units not earned are forfeited.

            The 2010 LTIP programs have one, two and three year performance periods, which end on December 31, 2010, 2011 and 2012, respectively. During July 2011, the Committee approved a three-year long-term incentive performance program, or the 2011-2013 LTIP program, and awarded LTIP units to certain senior executive officers. The 2011-2013 LTIP program has a three year performance period ending on December 31, 2013. After the end of each performance period, any earned LTIP units will then be subject to service-based vesting over a period of two years. One-half of the earned LTIP units will vest on January 1 of each of the second and third years following the end of the applicable performance period, subject to the participant maintaining employment with us through those dates.

            The 2010 LTIP program awards have an aggregate grant date fair value, adjusted for estimated forfeitures, of $7.2 million for the one-year program, $14.8 million for the two-year program and $23.0 million for the three-year program. The 2011-2013 LTIP program awards have an aggregate grant date fair value of $35.0 million, adjusted for estimated forfeitures. Grant date fair values were estimated based upon the results of a Monte Carlo model, and the resulting expense will be recorded regardless of whether the TSR benchmarks are achieved. The grant date fair values are being amortized into expense over the period from the grant date to the date at which the awards, if any, become vested. In 2011, the Committee determined that 133,673 LTIP units were earned under the one-year 2010 LTIP program and, pursuant to the award agreements, will vest in two equal installments in 2012 and 2013.

            On July 6, 2011, in connection with the execution of an employment agreement, the Committee granted David Simon, our Chairman and CEO, a retention award in the form of a new series of 1,000,000 LTIP units. The retention award vests in one-third increments on July 5th of 2017, 2018 and 2019, subject to continued employment. The grant date fair value of the retention award was $120.3 million which is being recognized as expense over the eight-year vesting period on a straight-line basis.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

10.    Equity (Continued)

            Restricted Stock.    The 1998 plan also provides for shares of restricted stock to be granted to certain employees at no cost to those employees, subject to achievement of certain financial and return-based performance measures established by the Committee related to the most recent year's performance. Once granted, the shares of restricted stock then vest annually over a four-year period (25% each year) beginning on January 1 of each year. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to earnings ratably over the vesting period. Through December 31, 2011 a total of 5,226,247 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards is summarized in the following table for each of the years presented:

	For the Year Ended December 31,
	2011	2010	2009
Restricted stock shares awarded during the year, net of forfeitures	116,885	116,726	254,227
Weighted average fair value of shares granted during the year	$110.12	$85.17	$29.44
Amortization expense	$14,018	$16,839	$22,870

            Stock Options.    Information relating to employee options from December 31, 2008 through December 31, 2011 is as follows:

	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2008	724,632	$30.18

Granted	—	—
Exercised	(181,850)	25.52
Forfeited	(37,100)	70.73

Shares under option at December 31, 2009	505,682	$28.88

Granted	—	—
Exercised, none were forfeited during the period	(178,683)	23.03

Shares under option at December 31, 2010	326,999	$29.75

Granted	—	—
Exercised, none were forfeited during the period	(324,720)	29.61

Shares under option at December 31, 2011	2,279	$50.17

            All 2,279 options outstanding at December 31, 2011, have an exercise price of $50.17 and a weighted average life of 2.17 years.

            No stock options were granted to any non-employee director and there were no stock options previously awarded to non-employee directors that were outstanding from December 31, 2008 through December 31, 2011.

            We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

10.    Equity (Continued)

Exchange Rights

            Limited partners in the Operating Partnership have the right to exchange all or any portion of their units for shares of common stock on a one-for-one basis or cash, as determined by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of our common stock at that time. At December 31, 2011, we had reserved 61,668,104 shares of common stock for possible issuance upon the exchange of units, stock options, and Class B common stock and certain convertible preferred stock.

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

Lease Commitments

            As of December 31, 2011, a total of 32 of the consolidated properties are subject to ground leases. The termination dates of these ground leases range from 2013 to 2090. These ground leases generally require us to make fixed annual rental payments, or a fixed annual rental plus a percentage rent component based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense as follows:

	For the Year Ended December 31,
	2011	2010	2009
Ground lease expense	$42,284	$36,750	$32,086

            Future minimum lease payments due under these ground leases for years ending December 31, excluding applicable extension options, are as follows:

2012	$26,193
2013	26,627
2014	26,593
2015	27,272
2016	27,442
Thereafter	851,184

$985,311

Insurance

            We maintain insurance coverage with third party carriers who provide a portion of the coverage for specific layers of potential losses including commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties in the United States. The initial portion of coverage not provided by third party carriers is either insured through our wholly-owned captive insurance companies, Rosewood Indemnity, Ltd. and Bridgewood Insurance Company, Ltd., or other financial arrangements controlled by us. The third party carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

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

Guarantees of Indebtedness

            Joint venture debt is the liability of the joint venture and is typically secured by the joint venture property, which is non-recourse to us. As of December 31, 2011 and 2010, the Operating Partnership guaranteed joint venture related mortgage or other indebtedness of $30.2 million and $60.7 million, respectively. Mortgages which are guaranteed by us are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

            We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlets, The Mills, and community/lifestyle centers rely heavily upon anchor tenants like most retail properties. Four retailers occupied 516 of the approximately 1,323 anchor stores in the properties as of December 31, 2011. An affiliate of one of these retailers is a limited partner in the Operating Partnership. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

Limited Life Partnerships

            We are the controlling partner in several consolidated partnerships that have a limited life. We estimated the settlement values of these noncontrolling interests as of December 31, 2011 and 2010 as approximately $140 million and $135 million, respectively. The settlement values are based on the estimated fair values upon a hypothetical liquidation of the partnership interests and estimated yield maintenance or prepayment penalties associated with the payment to settle any underlying secured mortgage debt.

12.    Related Party Transactions

            Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc., a related party, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the Year Ended December 31,
	2011	2010	2009
Amounts charged to unconsolidated joint ventures	$125,306	$118,905	$120,866
Amounts charged to properties owned by related parties	4,353	4,308	4,522

            During 2011, 2010 and 2009, we recorded interest income of $9.8 million, $9.9 million and $9.3 million respectively, and financing fee income of $1.0 million, $0.9 million and $3.7 million, respectively, net of inter-entity

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except unit and per unit amounts and where indicated as in millions or billions)

12.    Related Party Transactions (Continued)

eliminations, related to the loans that we have provided to Mills and SPG-FCM and lending financing services to those entities and the properties in which they hold an ownership interest.

13.    Quarterly Financial Data (Unaudited)

            Quarterly 2011 and 2010 data is summarized in the table below. Quarterly amounts may not equal annual amounts due to rounding.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011
Total revenue	$1,019,874	$1,040,861	$1,074,360	$1,171,337
Operating income	450,890	467,572	483,598	533,082
Consolidated income from continuing operations	219,666	250,522	333,781	441,931
Net income available to common stockholders	179,412	205,121	274,000	362,929
Net income per share — Basic	0.61	0.70	0.93	1.24
Net income per share — Diluted	0.61	0.70	0.93	1.24
Weighted average shares outstanding	293,080,205	293,367,771	293,735,663	293,821,920
Diluted weighted average shares outstanding	293,290,496	293,402,353	293,758,135	293,832,555
2010
Total revenue	$925,071	$933,566	$979,275	$1,119,718
Operating income	426,916	415,467	397,794	504,062
Consolidated income from continuing operations	20,754	185,152	280,532	267,076
Net income available to common stockholders	9,373	152,504	230,624	217,923
Net income per share — Basic	$0.03	$0.52	$0.79	$0.74
Net income per share — Diluted	$0.03	$0.52	$0.79	$0.74
Weighted average shares outstanding	286,124,631	292,323,804	292,830,418	292,931,101
Diluted weighted average shares outstanding	286,438,373	292,613,735	293,089,128	293,160,767

14.    Subsequent Events

            At December 31, 2011, we had a 49.0% ownership interest in GCI which owned 45 properties located in Italy. On January 9, 2012, we sold our entire ownership interest in GCI to our venture partner, Auchan S.A. The aggregate cash we received related to the sale of our interest in GCI was $378.0 million. We expect to record a gain on the sale in the first quarter of 2012.

QuickLinks

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