Form 10-K, Exhibit 13
period 2012-12-31
SIMON PROPERTY GROUP INC /DE/
filed 2013-02-28
CIK 1063761

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

	As of or for the Year Ended December 31,
	2012	2011	2010(1)	2009	2008
	(in thousands, except per share data)
OPERATING DATA:
Total consolidated revenue	$4,880,084	$4,306,432	$3,957,630	$3,775,216	$3,783,155
Consolidated net income	1,719,632	1,245,900	753,514	387,262	599,560
Net income attributable to common stockholders	$1,431,159	$1,021,462	$610,424	$283,098	$422,517
BASIC EARNINGS PER SHARE:
Net income attributable to common stockholders	$4.72	$3.48	$2.10	$1.06	$1.88
Weighted average shares outstanding	303,137	293,504	291,076	267,055	225,333
DILUTED EARNINGS PER SHARE:
Net income attributable to common stockholders	$4.72	$3.48	$2.10	$1.05	$1.87
Diluted weighted average shares outstanding	303,138	293,573	291,350	268,472	225,884
Dividends per share (2)	$4.10	$3.50	$2.60	$2.70	$3.60
BALANCE SHEET DATA:
Cash and cash equivalents	$1,184,518	$798,650	$796,718	$3,957,718	$773,544
Total assets	32,586,606	26,216,925	24,857,429	25,948,266	23,422,749
Mortgages and other indebtedness	23,113,007	18,446,440	17,473,760	18,630,302	18,042,532
Total equity	$6,893,089	$5,544,288	$5,633,752	$5,182,962	$3,101,967
OTHER DATA:
Cash flow provided by (used in):
Operating activities	$2,513,072	$2,005,887	$1,755,210	$1,720,520	$1,635,887
Investing activities	(3,580,671)	(994,042)	(1,246,695)	(418,991)	(1,022,275)
Financing activities	1,453,467	(1,009,913)	(3,669,515)	1,882,645	(342,050)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (3)	2.49x	2.10x	1.55x	1.39x	1.58x
Funds from Operations (FFO) (4)	$2,884,915	$2,438,765	$1,770,491	$1,812,227	$1,862,851

Dilutive FFO allocable to Simon Property	$2,420,348	$2,021,932	$1,477,497	$1,523,533	$1,537,297

FFO per diluted share	$7.98	$6.89	$5.03	$5.50	$6.45

(1)
During the year ended December 31, 2010, we recorded a $350.7 million loss on extinguishment of debt associated with two unsecured notes tender offers, reducing diluted FFO and diluted earnings per share by $1.00. We also recorded transaction expenses of $69.0 million, reducing diluted FFO and diluted earnings per share by $0.20 and $0.19, respectively.

(2)
Represents dividends declared per period.

(3)
Ratio calculations for years prior to the year ended December 31, 2012 have been revised to conform to the most recent presentation.

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

Overview

            Simon Property Group, Inc., or Simon Property, is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. REITs will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties and other assets. In this discussion, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and its subsidiaries.

            We own, develop and manage retail real estate properties, which consist primarily of malls, Premium Outlets®, The Mills®, and community/lifestyle centers. As of December 31, 2012, we owned or held an interest in 317 income-producing properties in the United States, which consisted of 160 malls, 63 Premium Outlets, 68 community/lifestyle centers, 13 Mills, and 13 other shopping centers or outlet centers in 38 states and Puerto Rico. We also have reinstituted redevelopment and expansion initiatives with renovation and expansion projects currently underway at 24 properties in the U.S. with 56 new anchor and big box tenants having opened in 2012 and an additional 30 scheduled to open in 2013. Internationally, as of December 31, 2012, we had ownership interests in eight Premium Outlets in Japan, two Premium Outlets in South Korea, one Premium Outlet in Mexico, and one Premium Outlet in Malaysia. Additionally, as of December 31, 2012, we owned a 28.9% equity stake in Klépierre SA, or Klépierre, a publicly traded, Paris-based real estate company, which owns, or has an interest in, more than 260 shopping centers located in 13 countries in Europe.

            We generate the majority of our revenues from leases with retail tenants including:

  •
  base minimum rents,

  •
  overage and percentage rents based on tenants' sales volume, and

  •
  recoverable expenditures such as property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

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

            We focus on high quality real estate across the retail real estate spectrum. We expand or renovate properties to enhance profitability and market share of existing assets when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in markets we believe are not adequately served by existing retail outlets.

            We routinely review and evaluate acquisition opportunities based on their ability to enhance our portfolio. Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk.

            To support our growth, we employ a three-fold capital strategy:

  •
  provide the capital necessary to fund growth,

  •
  maintain sufficient flexibility to access capital in many forms, both public and private, and

  •
  manage our overall financial structure in a fashion that preserves our investment grade credit ratings.

            We consider FFO, net operating income, or NOI, and comparable property NOI (NOI for properties owned and operating in both periods under comparison) to be key measures of operating performance that are not specifically defined by accounting principles generally accepted in the United States, or GAAP. We use these measures internally to evaluate the operating performance of our portfolio and provide a basis for comparison with other real estate companies. Reconciliations of these measures to the most comparable GAAP measure are included below in this discussion.

Results Overview

            Diluted earnings per common share increased $1.24 during 2012 to $4.72 from $3.48 for 2011. The increase in diluted earnings per share was primarily attributable to:

  •
  improved operating performance and core business fundamentals in 2012 and the impact of our acquisition and expansion activity,

  •
  in 2012, a gain due to the acquisition of a controlling interest, sale or disposal of assets and interests in unconsolidated entities, and impairment charge on investment in unconsolidated entities, net of $510.0 million, or $1.41 per diluted share, primarily driven by a non-cash gain of $488.7 million resulting from the remeasurement of our previously held interest to fair value for those properties in which we now have a controlling interest,

  •
  in 2011, a gain due to acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities, net of $216.6 million, or $0.61 per diluted share, primarily driven by non-cash gains totaling $251.2 million related to the acquisition of a controlling interest in a previously unconsolidated mall and the distribution of a joint venture's properties to us and our venture partner which resulted in a non-cash gain on the distribution,

  •
  partially offset by increased interest expense in 2012 as described below.

            Core business fundamentals improved during 2012 primarily driven by higher tenant sales and strong leasing activity. Our share of portfolio NOI grew by 15.4% in 2012 as compared to 2011. Comparable property NOI also grew 4.8% in 2012 for our U.S. portfolio of malls and Premium Outlets. Total sales per square foot, or psf, increased 6.6% from $533 psf at December 31, 2011 to $568 psf at December 31, 2012, for our portfolio of U.S. malls and Premium Outlets. Average base minimum rent for U.S. Malls and Premium Outlets increased 3.4% to $40.73 psf as of December 31, 2012, from $39.40 psf as of December 31, 2011. Releasing spreads remained positive in the U.S. malls and Premium Outlets as we were able to lease available square feet at higher rents than the expiring rental rates on the same space, resulting in a releasing spread (based on total tenant payments — base minimum rent plus common area maintenance) of $5.21 psf ($53.24 openings compared to $48.03 closings) as of December 31, 2012, representing a 10.8% increase over expiring payments as of December 31, 2012. Ending occupancy for the U.S. malls and Premium Outlets was 95.3% as of December 31, 2012, as compared to 94.6% as of December 31, 2011, an increase of 70 basis points.

            Our effective overall borrowing rate at December 31, 2012 decreased 36 basis points to 4.99% as compared to 5.35% at December 31, 2011. This decrease was primarily due to a decrease in the effective overall borrowing rate on fixed rate debt of 50 basis points (5.33% at December 31, 2012 as compared to 5.83% at December 31, 2011) combined with a decrease in the effective overall borrowing rate on variable rate debt of five basis points (1.40% at December 31, 2012 as compared to 1.45% at December 31, 2011). At December 31, 2012, the weighted average years to maturity of our consolidated indebtedness was 5.9 years as compared to 5.7 years at December 31, 2011. Our financing activities for the year ended December 31, 2012, included the repayment of $536.2 million in mortgage loans with a weighted average interest rate of 3.95% (thereby unencumbering 19 properties), the redemption of $231.0 million of senior unsecured notes with fixed rates ranging from 5.75% to 6.88% and the repayment of a $735.0 million secured term loan. In 2012, we also had $1.2 billion (U.S. dollar equivalent) of Euro-denominated borrowings and $520.0 million in repayments on our $4.0 billion unsecured revolving credit facility, or Credit Facility.

            In addition, during the 2012 period, we issued:

  •
  $600.0 million of senior unsecured notes at a fixed interest rate of 2.15% with a maturity date of September 2017,

  •
  $600.0 million of senior unsecured notes at a fixed interest rate of 3.375% with a maturity date of March 2022,

  •
  $550.0 million of senior unsecured notes at a fixed interest rate of 4.75% with a maturity date of March 2042,

  •
  $750.0 million of senior unsecured notes at a fixed interest rate of 1.50% with a maturity date of February 2018, and

  •
  $500.0 million of senior unsecured notes at a fixed interest rate of 2.75% with a maturity date of February 2023.

United States Portfolio Data

            The portfolio data discussed in this overview includes the following key operating statistics: ending occupancy; average base minimum rent per square foot; and total sales per square foot for our domestic assets. We include acquired properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. For comparative purposes, we separate the information related to community/lifestyle centers and The Mills from our other U.S. operations. We also do not include any properties located outside of the United States.

            The following table sets forth these key operating statistics for:

  •
  properties that are consolidated in our consolidated financial statements,

  •
  properties we account for under the equity method of accounting as joint ventures, and

  •
  the foregoing two categories of properties on a total portfolio basis.

	2012	%/Basis Points Change(1)	2011	%/Basis Points Change(1)	2010
U.S. Malls and Premium Outlets:
Ending Occupancy
Consolidated	95.4%	+50 bps	94.9%	-20 bps	95.1%
Unconsolidated	95.1%	+150 bps	93.6%	+120 bps	92.4%
Total Portfolio	95.3%	+70 bps	94.6%	+10 bps	94.5%
Average Base Minimum Rent per Square Foot
Consolidated	$38.53	2.9%	$37.45	3.6%	$36.14
Unconsolidated	$48.71	4.7%	$46.54	7.1%	$43.44
Total Portfolio	$40.73	3.4%	$39.40	4.3%	$37.77
Total Sales per Square Foot
Consolidated	$549	6.0%	$518	9.1%	$475
Unconsolidated	$651	8.5%	$600	14.5%	$524
Total Portfolio	$568	6.6%	$533	10.1%	$484
The Mills®:
Ending Occupancy	97.2%	+20 bps	97.0%	+330 bps	93.7%
Average Base Minimum Rent per Square Foot	$22.58	4.2%	$21.67	9.1%	$19.86
Total Sales per Square Foot	$510	5.4%	$484	18.6%	$408
Community/Lifestyle Centers:
Ending Occupancy	94.7%	+120 bps	93.5%	+190 bps	91.6%
Average Base Minimum Rent per Square Foot	$14.04	2.4%	$13.71	2.5%	$13.38

(1)
Percentages may not recalculate due to rounding. Percentage and basis point changes are representative of the change from the comparable prior period.

            Ending Occupancy Levels and Average Base Minimum Rent per Square Foot.    Ending occupancy is the percentage of gross leasable area, or GLA, which is leased as of the last day of the reporting period. We include all company owned space except for mall anchors and mall majors in the calculation. Base minimum rent per square foot is the average base minimum rent charge in effect for the reporting period for all tenants that would qualify to be included in ending occupancy.

            Total Sales per Square Foot.    Total sales include total reported retail tenant sales on a trailing 12-month basis at owned GLA (for mall stores with less than 10,000 square feet) in the malls and all reporting tenants at the Premium Outlets and The Mills. Retail sales at owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

  Current Leasing Activities

            During 2012, we signed 1,217 new leases and 2,074 renewal leases with a fixed minimum rent (excluding mall anchors and majors, new development, redevelopment, expansion, downsizing, and relocation) across our U.S. malls and Premium Outlets portfolio, comprising over 10.3 million square feet of which 7.7 million square feet related to consolidated properties. During 2011, we signed 1,165 new leases and 1,714 renewal leases, comprising approximately 8.8 million square feet of which 6.7 million square feet related to consolidated properties. The average annual initial base minimum rent for new leases was $40.46 psf in 2012 and $40.65 psf in 2011 with an average tenant allowance on new leases of $36.45 psf and $33.31 psf, respectively.

International Property Data

            The following are selected key operating statistics for our Premium Outlets in Japan. The information used to prepare these statistics has been supplied by the managing venture partner.

	December 31, 2012	%/basis point Change	December 31, 2011	%/basis point Change	December 31, 2010
Occupancy	99.5%	-50 bps	100%	+20 bps	99.8%
Comparable Sales per Square Foot (1)	¥91,141	6.61%	¥85,488	-4.1%	¥89,139
Average Base Minimum Rent per Square Foot	¥4,923	1.84%	¥4,834	1.4%	¥4,766

(1)
Does not include Sendai-Izumi Premium Outlets in Japan as the property was closed for repair due to damages from the earthquake in Japan in March 2011. The center re-opened on June 17, 2011.

Critical Accounting Policies

            The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we reevaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of our significant accounting policies, see Note 3 of the Notes to Consolidated Financial Statements.

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

  •
  We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, a decline in a property's cash flows, occupancy or comparable sales per square foot. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments, including investments in unconsolidated entities, if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments below carrying value is other-than-temporary. Changes in economic and operating conditions that occur subsequent to our review of recoverability of investment property and other investments could impact the assumptions used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

  •
  To maintain our status as a REIT, we must distribute at least 90% of our taxable income in any given year and meet certain asset and income tests. We monitor our business and transactions that may potentially impact our REIT status. In the unlikely event that we fail to maintain our REIT status, and available relief provisions do not apply, then we would be required to pay federal income taxes at regular corporate income tax rates during the period we did not qualify as a REIT. If we lost our REIT status, we could not elect to be taxed as a REIT for four years unless our failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded and paid during those periods.

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

Results of Operations

            In addition to the activity discussed above in "Results Overview" section, the following acquisitions, openings, and dispositions of consolidated properties affected our consolidated results in the comparative periods:

  •
  During 2012, we disposed of one mall, two community centers and six of our non-core retail properties.

  •
  On December 4, 2012, we acquired the remaining 50% noncontrolling interest in two previously consolidated outlet properties located in Livermore, California, and Grand Prairie, Texas, which opened on November 8, 2012 and August 16, 2012, respectively.

  •
  On June 14, 2012, we opened Merrimack Premium Outlets, a 410,000 square foot outlet center located in Hillsborough County, serving the Greater Boston and Nashua markets.

  •
  On March 29, 2012, Opry Mills re-opened after completion of the restoration of the property following the significant flood damage which occurred in May 2010.

  •
  On March 22, 2012, we acquired additional interests in 26 joint venture properties previously owned by the Mills Limited Partnership, or TMLP, or the Mills transaction. Nine of these properties became consolidated properties at the acquisition date.

  •
  During 2011, we disposed of four of our non-core retail properties and one of our malls.

  •
  On December 31, 2011, a 50% joint venture distributed a portfolio of properties to us and our joint venture partner. We now consolidate those properties we received in the distribution.

  •
  On August 25, 2011, we acquired additional interests in The Plaza at King of Prussia and The Court at King of Prussia, or, collectively, King of Prussia, a 2.4 million square foot mall in the Philadelphia market, which had previously been accounted for under the equity method. We now have a controlling interest in this property and its results are consolidated as of the acquisition date.

  •
  On July 19, 2011, we acquired a 100% ownership interest in a 222,000 square foot lifestyle center located in Albuquerque, New Mexico.

  •
  During 2010, we disposed of one mall, one community center, and one non-core retail property and acquired a controlling interest in a mall.

  •
  On August 30, 2010, we completed the acquisition of Prime Outlets Acquisition Company, or the Prime acquisition, acquiring 21 outlet centers, including a center located in Puerto Rico, which was acquired on May 13, 2010.

            In addition to the activities discussed above and in "Results Overview", the following acquisitions, dispositions, and openings of joint venture properties affected our income from unconsolidated entities in the comparative periods:

  •
  During 2012, we disposed of our interests in three non-core retail properties and one mall.

  •
  On December 31, 2012, we contributed The Shops at Mission Viejo, a wholly-owned property, to a newly formed joint venture in exchange for an interest in Woodfield Mall, a property contributed to the same joint venture by our joint venture partner.

  •
  On October 19, 2012, we opened Tanger Outlets in Texas City, a 350,000 square foot upscale outlet center located in Texas City, Texas. This new center is a joint venture with Tanger Factory Outlet Centers, Inc. in which we have a 50% noncontrolling interest.

  •
  On June 4, 2012, we acquired a 50% interest in a 465,000 square foot outlet center located in Destin, Florida.

  •
  As discussed above, on March 22, 2012, we acquired additional interests in 26 joint venture properties in the Mills transaction. Of these 26 properties, 16 remain unconsolidated.

  •
  On March 14, 2012, we acquired a 28.7% equity stake in Klépierre. On May 21, 2012, Klépierre paid a dividend, which we elected to receive in additional shares, increasing our ownership to approximately 28.9%.

  •
  On January 9, 2012, we sold our entire ownership interest in Gallerie Commerciali Italia, S.p.A, or GCI, a joint venture which at the time owned 45 properties located in Italy to our venture partner, Auchan S.A.

  •
  On January 6, 2012, we acquired an additional 25% interest in Del Amo Fashion Center.

  •
  During 2011, we disposed of one of our malls.

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

  •
  During 2010, we disposed of one of our non-core retail properties.

  •
  On July 15, 2010, we and our partner sold our collective interests in a joint venture which owned seven shopping centers located in France and Poland.

  •
  On May 28, 2010, we acquired an additional noncontrolling interest of approximately 19% in Houston Galleria, located in Houston, Texas, thereby increasing our interest from 31.5% to 50.4%.

            For the purposes of the following comparisons between the years ended December 31, 2012 and 2011and the years ended December 31, 2011 and 2010, the above transactions are referred to as the property transactions. In the following discussions of our results of operations, "comparable" refers to properties open and operating throughout both years in the year-to-year comparisons.

Year Ended December 31, 2012 vs. Year Ended December 31, 2011

            Minimum rents increased $351.1 million during 2012, of which the property transactions accounted for $280.4 million of the increase. Comparable rents increased $70.7 million, or 2.7%, primarily attributable to a $76.0 million increase in base minimum rents. Overage rents increased $54.9 million, or 39.0%, as a result of the property transactions and an increase in tenant sales in 2012 compared to 2011 at the comparable properties of $31.3 million.

            Tenant reimbursements increased $163.0 million, due to a $141.8 million increase attributable to the property transactions and a $21.2 million, or 1.9%, increase in the comparable properties primarily due to annual increases related to common area maintenance and real estate tax reimbursements, offset partially by a decrease in utility recoveries due to lower electricity costs.

            Total other income increased $4.2 million, principally as a result of the following:

  •
  a $12.4 million increase from a gain on the sale of our investments in two multi-family residential facilities,

  •
  an $11.7 million increase in land sale activity, and

  •
  a $9.7 million increase in financing and other fee revenue earned from joint ventures net of eliminations,

  •
  partially offset by a decrease in interest income of $24.8 million related to the repayment of related party loans and loans held for investment, and

  •
  $4.8 million of net other activity.

            Property operating expense increased $33.2 million primarily related to a $49.1 million increase attributable to the property transactions partially offset by a $15.9 million decrease in comparable property activity due primarily to our continued cost savings efforts.

            Depreciation and amortization expense increased $191.6 million primarily due to the additional depreciable assets related to the property transactions.

            Real estate tax expense increased $49.5 million primarily due to a $44.3 million increase related to the property transactions.

            During 2012, we recorded a provision for credit losses of $12.8 million whereas in the prior year the provision was $6.5 million. Both amounts reflect the overall strong economic health of our tenants.

            General and administrative expense increased $10.8 million primarily as a result of increased long-term performance based incentive compensation costs including amortization of the CEO retention award which commenced mid-year 2011.

            Marketable and non-marketable securities charges and realized gains, net, of $6.4 million in 2012 was the result of the sale of all of our investments in Capital Shopping Centres Group PLC, or CSCG, and Capital & Counties Properties PLC, or CAPC, for a gain of $82.7 million, partially offset by other-than-temporary non-cash impairment charges related to certain non-marketable investments in securities of $76.3 million.

            Interest expense increased $143.5 million primarily due to an increase of $113.3 million related to the property transactions. The remainder of the increase resulted from borrowings on the Euro tranche of the Credit Facility, and the issuance of unsecured notes in the first and fourth quarters of 2012 and the fourth quarter of 2011. These increases were partially offset by a lower effective overall borrowing rate, decreased interest expense related to the repayment of $536.2 million of mortgages at 19 properties, the payoff of a $735.0 million secured term loan, and our payoff of $542.5 million of unsecured notes in 2011 and $231.0 million of unsecured notes in 2012.

            Income and other taxes increased $4.3 million due to income-based and withholding taxes on dividends from certain of our international investments.

            Income from unconsolidated properties increased $50.7 million as result of the property transactions, primarily due to the increase in ownership in the joint venture properties acquired as part of the Mills transaction, and favorable results of operations from the portfolio of joint venture properties.

            During 2012, we disposed of our interest in GCI, four unconsolidated properties, and eight consolidated retail properties for a net gain of $43.7 million and acquired a controlling interest in nine properties previously accounted for under the equity method in the Mills transaction which resulted in the recognition of a non-cash gain of $488.7 million. In addition, we recorded an other-than-temporary impairment charge of $22.4 million on our remaining investment in SPG-FCM Ventures, LLC, or SPG-FCM, which holds our investment in TMLP, representing the excess of carrying value over the estimated fair value. During 2011, we disposed of our interest in an unconsolidated mall, one consolidated mall, and four non-core retail properties, and acquired a controlling interest in a mall previously accounted for under the equity method. In addition, on December 31, 2011, a joint venture in which we had a 50% interest was dissolved and, as a result, distributed a portfolio of properties to us and our joint venture partner. We now consolidate the six properties we received in the distribution and recorded a non-cash gain representing the fair value of the net assets received in excess of the carrying value of our interest in the joint venture portfolio. These transactions resulted in an aggregate net gain in 2011 of $216.6 million.

            Net income attributable to noncontrolling interests increased $64.0 million primarily due to an increase in the income of the Operating Partnership.

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

            Total other income decreased $16.9 million, principally as a result of the following:

  •
  a decrease in lease settlement income of $38.1 million due to a higher number of terminated leases in 2010,

  •
  partially offset by an increase in interest income of $8.7 million primarily related to loans held for investment,

  •
  a $2.0 million increase in land sale activity, and

  •
  a $10.5 million increase in net other activity.

            Depreciation and amortization expense increased $83.1 million primarily due to additional depreciable assets acquired in the King of Prussia and Prime acquisitions.

            Real estate tax expense increased $23.8 million primarily due to an $18.1 million increase related to the property transactions. Repairs and maintenance expense increased $11.1 million of which the property transactions accounted for $6.9 million. Repairs and maintenance expense at the comparable properties increased $4.2 million primarily due to increased general repairs at the properties.

            During 2011, we recorded a provision for credit losses of $6.5 million whereas in the prior year the provision was $3.1 million. Our bad debt provision in both 2011 and 2010 was lower than our historical experience.

            Home and regional office expense increased $19.3 million primarily due to increased long-term incentive compensation and marginally higher personnel costs.

            General and administrative expense increased $25.1 million primarily as a result of increased performance compensation costs.

            Other expenses increased $23.6 million of which the property transactions accounted for $10.2 million and the comparable properties and corporate costs accounted for $13.4 million primarily related to an increase in legal and professional fees and unfavorable changes in foreign currency exchange rates.

            Interest expense decreased $43.6 million primarily related to the repayment of five unsecured notes in 2011, repayment of mortgages at six properties and purchases of senior unsecured notes in the January 2010 and August 2010 tender offers, offset by increased borrowings under our Credit Facility, new or refinanced debt at several properties, including debt associated with the Prime acquisition, and new unsecured debt and the issuance of two series of unsecured notes in 2011.

            During 2011, we disposed of our interest in an unconsolidated mall, one consolidated mall, and four non-core retail properties, and acquired a controlling interest in a mall previously accounted for under the equity method. In addition, on December 31, 2011, a joint venture in which we had a 50% interest was dissolved and, as a result, distributed a portfolio of properties to us and our joint venture partner. We now consolidate the six properties we received in the distribution and recorded a non-cash gain representing the fair value of the net assets received in excess of the carrying value of our interest in the joint venture portfolio. These transactions resulted in an aggregate net gain in 2011 of $216.6 million. During 2010, we recorded a gain of $321.0 million primarily due to our share of the gain on the sale of our interest in Simon Ivanhoe S.á.r.l., the gain on the acquisition of a controlling interest in a mall previously accounted for under the equity method and the gain on the sale of Porta di Roma by GCI.

            Net income attributable to noncontrolling interests increased $84.6 million primarily due to an increase in the income of the Operating Partnership.

            Preferred dividends decreased $3.3 million as a result of the conversion and redemption of the remaining Series I 6% Convertible Perpetual Preferred Stock, or Series I preferred stock, in the second quarter of 2010.

Liquidity and Capital Resources

            Because we own primarily long-lived income-producing assets, our financing strategy relies primarily on long-term fixed rate debt. We minimize the use of floating rate debt and enter into floating rate to fixed rate interest rate swaps. Floating rate debt currently comprises only 8.8% of our total consolidated debt at December 31, 2012. We also enter into interest rate protection agreements to manage our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $2.7 billion during 2012. In addition, the Credit Facility and the $2.0 billion supplemental unsecured revolving credit facility, or Supplemental Facility, provide alternative sources of liquidity as our cash needs vary from time to time. Borrowing capacity under each of these facilities can be increased at our sole option as discussed further below.

            Our balance of cash and cash equivalents increased $385.9 million during 2012 to $1.2 billion as of December 31, 2012 as further discussed in "Cash Flows" below.

            On December 31, 2012, we had an aggregate available borrowing capacity of $4.4 billion under the Credit Facility and the Supplemental Facility, net of outstanding borrowings of $1.6 billion and letters of credit of $45.2 million. For the year ended December 31, 2012, the maximum amount outstanding under the Credit Facility and Supplemental Facility was $3.1 billion and the weighted average amount outstanding was approximately $1.9 billion. The weighted average interest rate was 1.19% for the year ended December 31, 2012.

            We and the Operating Partnership have historically had access to public equity and long term unsecured debt markets and access to secured debt and private equity from institutional investors at the property level.

            Our business model and status as a REIT requires us to regularly access the debt markets to raise funds for acquisition, development and redevelopment activity, and to refinance maturing debt. We may also, from time to time, access the equity capital markets to accomplish our business objectives. We believe we have sufficient cash on hand and availability under the Credit Facility and the Supplemental Facility to address our debt maturities and capital needs through 2013.

  Loan to SPG-FCM

            As discussed in Note 7 to the notes to the consolidated financial statements, the loan to SPG-FCM was extinguished in the Mills transaction. During 2012, 2011 and 2010, we recorded approximately $2.0 million, $9.8 million and $9.9 million in interest income (net of inter-entity eliminations) related to this loan, respectively.

  Cash Flows

            Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $2.7 billion during 2012. In addition, we received net proceeds from our debt financing and repayment activities in 2012 of $2.2 billion. These activities are further discussed below in "Financing and Debt". During 2012, we or the Operating Partnership also:

  •
  issued 9,137,500 shares of common stock in a public offering for $1.2 billion, net of issue costs,

  •
  redeemed 2,000,000 units for $248.0 million,

  •
  funded the acquisition of an additional interest in a property, the equity stake in Klépierre, additional interests in 26 joint venture properties in the Mills transaction, land previously leased under a ground lease at one of our malls and a 50% interest in an outlet center for $3.7 billion,

  •
  received proceeds of $375.8 million from the sale of our interest in GCI,

  •
  received repayments of loans held for investment and loans from related parties of $256.5 million,

  •
  paid stockholder dividends and unitholder distributions totaling $1.5 billion,

  •
  paid preferred stock dividends and preferred unit distributions totaling $5.3 million,

  •
  funded consolidated capital expenditures of $802.4 million (includes development and other costs of $217.3 million, renovation and expansion costs of $354.3 million, and tenant costs and other operational capital expenditures of $230.8 million),

  •
  funded investments in marketable securities held to defease mortgage debt and other investments in non-marketable securities of $184.8 million,

  •
  funded the cash portion of the purchase of the remaining noncontrolling interest in two consolidated outlet properties for $229.6 million,

  •
  received proceeds from the sale of our investments in CSCG and CAPC, and the redemption of marketable securities to defease mortgage debt of $415.8 million, and

  •
  funded investments in unconsolidated entities of $201.3 million.

            In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and dividends to stockholders necessary to maintain our REIT qualification on a long-term basis. In addition, we expect to be able to generate or obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

  •
  excess cash generated from operating performance and working capital reserves,

  •
  borrowings on our credit facilities,

  •
  additional secured or unsecured debt financing, or

  •
  additional equity raised in the public or private markets.

            We expect to generate positive cash flow from operations in 2013, and we consider these projected cash flows in our sources and uses of cash. These cash flows are principally derived from rents paid by our retail tenants. A significant deterioration in projected cash flows from operations could cause us to increase our reliance on available funds from our credit facilities, curtail planned capital expenditures, or seek other additional sources of financing as discussed above.

  Financing and Debt

  Unsecured Debt

            At December 31, 2012, our unsecured debt consisted of $13.4 billion of senior unsecured notes of the Operating Partnership, $1.3 billion outstanding under our Credit Facility and $259.2 million outstanding under our Supplemental Facility. The December 31, 2012 balance on the Credit Facility included $1.2 billion (U.S. dollar equivalent) of Euro-denominated borrowings and the entire balance on the Supplemental Facility on such date consisted of

Yen-denominated borrowings, both of which are designated as net investment hedges of a portion of our international investments.

            On December 31, 2012, we had an aggregate available borrowing capacity of $4.4 billion under the two credit facilities. The maximum outstanding balance of the credit facilities during the year ended December 31, 2012 was $3.1 billion and the weighted average outstanding balance was $1.9 billion. Letters of credit of $45.2 million were outstanding under the Credit Facility as of December 31, 2012.

            The Credit Facility's initial borrowing capacity of $4.0 billion can be increased at our sole option to $5.0 billion during its term. The Credit Facility will initially mature on October 30, 2015 and can be extended for an additional year at our sole option. The base interest rate on the Credit Facility is LIBOR plus 100 basis points with an additional facility fee of 15 basis points. In addition, the Credit Facility provides for a money market competitive bid option program that allows us to hold auctions to achieve lower pricing for short-term borrowings. The Credit Facility also includes a $2.0 billion multi-currency tranche.

            On June 1, 2012, we entered into the Supplemental Facility with an initial borrowing capacity of $2.0 billion which can be increased at our sole option to $2.5 billion during its term. The Supplemental Facility will initially mature on June 30, 2016 and can be extended for an additional year at our sole option. The base interest rate on the Supplemental Facility is LIBOR plus 100 basis points with an additional facility fee of 15 basis points. Like the Credit Facility, the Supplemental Facility provides for a money market competitive bid option program and allows for multi-currency borrowings. During the second quarter of 2012, we moved $285.0 million (U.S. dollar equivalent) of Yen-denominated borrowings from the Credit Facility to the Supplemental Facility.

            On March 13, 2012, the Operating Partnership issued $600.0 million of senior unsecured notes at a fixed interest rate of 2.15% with a maturity date of September 2017, $600.0 million of senior unsecured notes at a fixed interest rate of 3.375% with a maturity date of March 2022, and $550.0 million of senior unsecured notes at a fixed interest rate of 4.75% with a maturity date of March 2042. Proceeds from the unsecured notes offerings were used to fund a portion of the cost of the acquisition of our equity stake in Klépierre and the Mills transaction.

            On December 17, 2012, the Operating Partnership issued $750.0 million of senior unsecured notes at a fixed interest rate of 1.50% with a maturity date of February 2018 and $500.0 million of senior unsecured notes at a fixed interest rate of 2.75% with a maturity date of February 2023. Proceeds from the unsecured notes offerings were used to pay down borrowings on the Credit Facility and fund general working capital requirements.

            During 2012, we redeemed at par $231.0 million of senior unsecured notes with fixed rates ranging from 5.75% to 6.88%.

            On November 1, 2011, we entered into a $900.0 million unsecured term loan. We drew $160.0 million on the term loan in the first quarter of 2012. In the second quarter of 2012, we repaid the outstanding balance in full and terminated the term loan.

  Secured Debt

            Total secured indebtedness was $8.0 billion and $6.8 billion at December 31, 2012 and 2011, respectively. During 2012, we repaid $536.2 million in mortgage loans with a weighted average interest rate of 3.95%, unencumbering 19 properties, and repaid the outstanding balance of a $735.0 million secured term loan in full.

            As a result of the acquisition of additional interests in properties in the Mills transaction in March 2012, as further discussed in Note 7, we consolidated nine properties encumbered by property-level mortgage debt totaling $2.6 billion. This property-level mortgage debt was previously presented as debt of our unconsolidated entities. We and our joint venture partner had equal ownership in these properties prior to the transaction.

  Covenants

            Our unsecured debt agreements contain financial covenants and other non-financial covenants. If we were to fail to comply with these covenants, after the expiration of the applicable cure periods, the debt maturity could be accelerated or other remedies could be sought by the lender including adjustments to the applicable interest rate. As of December 31, 2012, we are in compliance with all covenants of our unsecured debt.

            At December 31, 2012, we or our subsidiaries were the borrowers under 78 non-recourse mortgage notes secured by mortgages on 78 properties, including seven separate pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 27 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted pool may constitute a default under all mortgages within that pool and may lead to acceleration of the indebtedness due on each property within the pool. Certain of our secured debt contain financial and other non-financial covenants which are specific to the properties which serve as collateral for that debt. If the borrower fails to comply with these covenants, the lender could accelerate the debt and enforce its right against their collateral. At December 31, 2012, the applicable borrowers under these non-recourse mortgage notes were in compliance with all covenants where non-compliance could individually, or giving effect to applicable cross-default provisions in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

  Summary of Financing

            Our consolidated debt, adjusted to reflect outstanding derivative instruments, and the effective weighted average interest rates as of December 31, 2012 and 2011, consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2012	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2011	Effective Weighted Average Interest Rate
Fixed Rate	$21,077,358	5.33%	$16,407,374	5.83%
Variable Rate	2,035,649	1.40%	2,039,066	1.45%

	$23,113,007	4.99%	$18,446,440	5.35%

            As of December 31, 2012, we had $483.7 million of notional amount fixed rate swap agreements that have a weighted average fixed pay rate of 2.52% and a weighted average variable receive rate of 0.58% which effectively convert variable rate debt to fixed rate debt.

  Contractual Obligations and Off-balance Sheet Arrangements

            In regards to long-term debt arrangements, the following table summarizes the material aspects of these future obligations on our consolidated indebtedness as of December 31, 2012, and subsequent years thereafter (dollars in thousands) assuming the obligations remain outstanding through initial maturities:

	2013	2014 and 2015	2016 and 2017	After 2017	Total
Long Term Debt (1)	$821,637	$4,436,003	$8,923,831	$8,869,279	$23,050,750
Interest Payments (2)	1,126,185	1,938,927	1,232,649	2,446,364	6,744,125
Consolidated Capital Expenditure Commitments (3)	187,089	—	—	—	187,089
Lease Commitments (4)	26,950	57,117	58,203	889,307	1,031,577

(1)
Represents principal maturities only and therefore, excludes net premiums of $62,257.

(2)
Variable rate interest payments are estimated based on the LIBOR rate at December 31, 2012.

(3)
Represents contractual commitments for capital projects and services at December 31, 2012. Our share of estimated 2013 development, redevelopment and expansion activity is further discussed below in the "Development Activity" section.

(4)
Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options.

            Certain of our consolidated properties have redemption features whereby the remaining interest in a property or portfolio of properties can be redeemed at the option of the holder or in circumstances that may be outside our control. These amounts are accounted for as temporary equity within limited partners' preferred interest in the Operating Partnership and noncontrolling redeemable interests in properties in the accompanying consolidated balance sheets and totaled $152.5 million at December 31, 2012.

            Our off-balance sheet arrangements consist primarily of our investments in joint ventures which are common in the real estate industry and are described in Note 7 to the Notes to Consolidated Financial Statements. Our joint ventures typically fund their cash needs through secured debt financings obtained by and in the name of the joint venture entity. The joint venture debt is secured by a first mortgage, is without recourse to the joint venture partners, and does not represent a liability of the partners, except to the extent the partners or their affiliates expressly guarantee the joint venture debt. As of December 31, 2012, the Operating Partnership had guaranteed $84.9 million of the total joint venture related mortgage or other indebtedness. We may elect to fund cash needs of a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances or partner loans, although such fundings are not required contractually or otherwise.

  Acquisitions and Dispositions

            Buy-sell, marketing rights, and other exit mechanisms are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. We and our partners in our joint venture properties may initiate these provisions (subject to any applicable lock up or similar restrictions). If we determine it is in our stockholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchase without hindering our cash flows, then we may initiate these provisions or elect to buy. If we decide to sell any of our joint venture interests, we expect to use the net proceeds to reduce outstanding indebtedness or to reinvest in development, redevelopment, or expansion opportunities.

            Acquisitions.    On December 31, 2012, we formed a joint venture with Institutional Mall Investors, or IMI, to own and operate The Shops at Mission Viejo in the Los Angeles suburb of Mission Viejo, California, and Woodfield Mall in the Chicago suburb of Schaumburg, Illinois. As of December 31, 2012, we and IMI each own a noncontrolling 50% interest in Woodfield Mall and we own a noncontrolling 51% interest in The Shops at Mission Viejo and IMI owns the remaining 49%. Prior to the formation of the joint venture, we owned 100% of The Shops at Mission Viejo and IMI owned 100% of Woodfield Mall. No gain was recorded as the transaction was recorded based on the carryover basis of our previous investment. Woodfield Mall is encumbered by a $425 million mortgage loan which matures in March of 2024 and bears interest at 4.5%. In January 2013, the joint venture closed a $295 million mortgage on the Shops at Mission Viejo which bears interest at 3.61% and matures in February of 2023.

            On December 4, 2012, we acquired the remaining 50% noncontrolling equity interest in two previously consolidated outlet properties located in Grand Prairie, Texas, and Livermore, California, and, accordingly, we now own 100% of these properties. We paid consideration of $260.9 million for the additional interest in the properties, 90% of which was paid in cash and 10% of which was satisfied through the issuance of units of the Operating Partnership. In addition, the construction loans we had provided to the properties totaling $162.5 million were extinguished on a non-cash basis. The transaction was accounted for as an equity transaction, as the properties had been previously consolidated.

            On June 4, 2012, we acquired a 50% interest in a 465,000 square foot outlet center located in Destin, Florida for $70.5 million.

            On March 22, 2012, we acquired, through an acquisition of substantially all of the assets of TMLP, additional interests in 26 properties. The transaction resulted in additional interests in 16 of the properties which remain unconsolidated, the consolidation of nine previously unconsolidated properties and the purchase of the remaining noncontrolling interest in a previously consolidated property. The transaction was valued at $1.5 billion, which included repayment of the remaining $562.1 million balance on TMLP's senior loan facility and retirement of $100.0 million of TMLP's trust preferred securities. In connection with the transaction, our $558.4 million loan to SPG-FCM was extinguished on a non-cash basis. We consolidated $2.6 billion in additional property-level mortgage debt in connection with this transaction. The transaction resulted in a remeasurement of our previously held interest in each of these nine newly consolidated properties to fair value and the recognition of a corresponding non-cash gain of approximately $488.7 million.

            On March 14, 2012, we acquired a 28.7% equity stake in Klépierre for approximately $2.0 billion. On May 21, 2012 Klépierre paid a dividend, which we elected to receive in additional shares, increasing our ownership to approximately 28.9%.

            On January 6, 2012, we paid $50.0 million to acquire an additional interest in Del Amo Fashion Center, thereby increasing our interest to 50%.

            Dispositions.    We continue to pursue the disposition of properties that no longer meet our strategic criteria or that are not a primary retail venue within their trade area.

            During 2012, we disposed of our interest in eight consolidated retail properties that had an aggregate carrying value of $49.3 million and debt obligations of $62.4 million for aggregate sales proceeds of $8.0 million resulting in a net gain of $21.1 million. We also disposed of our interest in four unconsolidated retail properties resulting in a net loss of $5.6 million. During the first quarter of 2012, we sold one of our consolidated non-core retail properties with a carrying value of $115.0 million for nominal consideration and the assumption of the related mortgage debt of $115.0 million by the acquirer.

            On May 3, 2012, we sold our investment in two residential apartment buildings located at The Domain in Austin, Texas. Our share of the gain from the sale was $12.4 million, which is included in other income in the consolidated statements of operations and comprehensive income.

            On January 9, 2012, we sold our entire ownership in GCI to our venture partner, Auchan S.A. The aggregate cash we received was $375.8 million and we recognized a gain on the sale of $28.8 million.

  Development Activity

            New Domestic Development.    On November 8, 2012, a 512,000 square foot outlet center located in Livermore, California, opened, and on August 16, 2012, a 415,000 square foot outlet center located in Grand Prairie, Texas, opened. As discussed above, on December 4, 2012, we acquired the remaining 50% noncontrolling interest in these properties and, accordingly, we now own 100% of these properties.

            On October 19, 2012, Tanger Outlets in Texas City, a 350,000 square foot upscale outlet center, opened. This new center, in which we have a 50% noncontrolling interest, is a joint venture with Tanger Factory Outlets Centers, Inc. Our share of the cost of this project is $33.0 million.

            On June 14, 2012, we opened Merrimack Premium Outlets, a 410,000 square foot upscale outlet shopping center located on a 170-acre site in Merrimack, New Hampshire, that serve the Greater Boston and Nashua markets. The total cost of this project was approximately $138.4 million, which was funded with available cash from operations.

            In addition to our recently opened new development projects, we also have new development projects under construction as noted below. The following describes these new development projects and our share of the estimated total cost (dollars in millions):

Property	Location	Gross Leasable Area	Ownership %	Our Share of Estimated Total Cost
Phoenix Premium Outlets	Chandler (Phoenix), AZ	360,000	100%	$70.7
St. Louis Premium Outlets	Chesterfield (St. Louis), MO	350,000	60%	50.2

            Domestic Expansions and Renovations.    We routinely incur costs related to construction for significant renovation and expansion projects at our properties. We also have reinstituted redevelopment and expansion initiatives which we had previously reduced given the downturn in the economy. Renovation and expansion projects are currently underway at 24 properties in the U.S. with 56 new anchor and big box tenants having opened in 2012 and an additional 30 scheduled to open in 2013.

            We expect our share of development costs for 2013 related to renovation or expansion initiatives to be approximately $1.0 billion. We expect to fund these capital projects with cash flows from operations. Our estimated stabilized return on invested capital typically ranges between 10-12% for all of our new development, expansion and renovation projects.

  Capital Expenditures on Consolidated Properties.

            The following table summarizes total capital expenditures on consolidated properties on a cash basis (in millions):

	2012	2011	2010
New Developments and Other	$217	$68	$39
Renovations and Expansions	354	157	96
Tenant Allowances	138	119	103
Operational Capital Expenditures	93	101	18

	2012	2011	2010
Total	$802	$445	$256

            International Development Activity.    We typically reinvest net cash flow from our international joint ventures to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded most of our foreign investments with local currency-denominated borrowings that act as a natural hedge against fluctuations in exchange rates. Currently, our consolidated net income exposure to changes in the volatility of the Euro, Yen, Won, and other foreign currencies is not material. We expect our share of international development costs for 2013 will be approximately $120 million at the applicable exchange rates, primarily funded through reinvested joint venture cash flow and construction loans.

            Rinku Premium Outlets Phase IV, a 103,000 square foot expansion to the Rinku Premium Outlets located in Osaka, Japan, was completed and opened in July 2012. Kobe-Sanda Premium Outlets Phase III, a 78,000 square foot expansion to the Kobe-Sanda Premium Outlets in Osaka, Japan, was completed and opened in December 2012.

            In addition to our recently opened expansion projects, we also have a number of new development and expansion projects under construction. The following table describes these new development and expansion projects as well as our share of the estimated total cost as of December 31, 2012 (in millions):

Property	Location	Gross Leasable Area (sqft)	Company's Ownership Percentage	Company's Share of Projected Net Cost (in Local Currency)		Company's Share of Projected Net Cost (in USD)	Projected Opening Date
New Development Projects:
Shisui Premium Outlets	Shisui (Chiba), Japan	230,000	40%	JPY	3,631	$42.3	April — 2013
Toronto Premium Outlets	Halton Hills (Ontario), Canada	360,000	50%	CAD	79.8	$80.0	August — 2013
Busan Premium Outlets	Busan, South Korea	340,000	50%	KRW	83,919	$78.9	September — 2013
Montreal Premium Outlets	Montreal (Quebec), Canada	390,000	50%	CAD	73.9	$73.9	July — 2014
Expansions:
Paju Premium Outlets Phase 2	Gyeonggi Province, South Korea	100,000	50%	KRW	19,631	$18.5	May — 2013
Johor Premium Outlets Phase 2	Johor, Malaysia	110,000	50%	MYR	28.8	$9.2	November — 2013

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

            Our future earnings, cash flows and fair values relating to financial instruments are dependent upon prevalent market rates of interest, primarily LIBOR, which was at historically low levels during 2012. Based upon consolidated indebtedness and interest rates at December 31, 2012, a 50 basis point increase in the market rates of interest would decrease future earnings and cash flows by approximately $10.2 million, and would decrease the fair value of debt by approximately $483.7 million.

Dividends and Stock Repurchase Program

            Common stock dividends during 2012 aggregated $4.10 per share. Common stock dividends during 2011 aggregated $3.50 per share, including a special December common stock dividend of $0.20 per share. On February 1, 2013, our Board of Directors declared a cash dividend of $1.15 per share of common stock payable on February 28, 2013 to stockholders of record on February 14, 2013. We must pay a minimum amount of dividends to maintain our status as a REIT. Our dividends typically exceed our net income generated in any given year primarily because of depreciation, which is a non-cash expense. Our future dividends and future distributions of the Operating Partnership will be determined by the Board of Directors based on actual results of operations, cash available for dividends and limited partner distributions, cash reserves as deemed necessary for capital and operating expenditures, and the amount required to maintain our status as a REIT.

Forward-Looking Statements

            Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that its expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such factors include, but are not limited to: our ability to meet debt service requirements, the availability of financing, changes in our credit rating, changes in market rates of interest and foreign exchange rates for foreign currencies, the ability to hedge interest rate risk, risks associated with the acquisition, development and expansion of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, international, national, regional and local economic climates, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, intensely competitive market environment in the retail industry, costs of common area maintenance, risks related to our international investments and activities, insurance costs and coverage, terrorist activities, changes in economic and market conditions and maintenance of our status as a real estate investment trust. We discussed these and other risks and uncertainties under the heading "Risk Factors" in our most recent Annual Report on Form 10-K. We may update that discussion in subsequent Quarterly Reports on Form 10-Q, but otherwise we undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Non-GAAP Financial Measures

            Industry practice is to evaluate real estate properties in part based on FFO, diluted FFO per share, NOI and comparable property NOI. We believe that these non-GAAP measures are helpful to investors because they are widely recognized measures of the performance of REITs and provide a relevant basis for our comparison among REITs. We also use these measures internally to measure the operating performance of our portfolio.

            We determine FFO based on the definition set forth by the National Association of Real Estate Investment Trusts, or NAREIT, as consolidated net income computed in accordance with GAAP:

  •
  excluding real estate related depreciation and amortization,

  •
  excluding gains and losses from extraordinary items and cumulative effects of accounting changes,

  •
  excluding gains and losses from the sales or disposals of previously depreciated retail operating properties,

  •
  excluding impairment charges of depreciable real estate,

  •
  plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and

  •
  all determined on a consistent basis in accordance with GAAP.

            We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting changes, or a gain or loss resulting from the sale or disposal of, or any impairment charges related to, previously depreciated operating properties.

            We include in FFO gains and losses realized from the sale of land, outlot buildings, marketable and non-marketable securities, and investment holdings of non-retail real estate.

            You should understand that our computation of these non-GAAP measures might not be comparable to similar measures reported by other REITs and that these non-GAAP measures:

  •
  do not represent cash flow from operations as defined by GAAP,

  •
  should not be considered as alternatives to consolidated net income determined in accordance with GAAP as a measure of operating performance, and

  •
  are not alternatives to cash flows as a measure of liquidity.

            The following schedule reconciles total FFO to consolidated net income and diluted net income per share to diluted FFO per share.

	For the Year Ended December 31,
	2012	2011	2010
	(in thousands)
Funds from Operations	$2,884,915	$2,438,765	$1,770,491

Increase/(Decrease) in FFO from prior period	18.3%	37.7%	(2.3)%

Consolidated Net Income	$1,719,632	$1,245,900	$753,514
Adjustments to Arrive at FFO:
Depreciation and amortization from consolidated properties	1,242,741	1,047,571	968,695
Our share of depreciation and amortization from unconsolidated entities, including Klépierre	456,011	384,367	388,565
Gain upon acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities, and impairment charge on investment in unconsolidated entities, net	(510,030)	(216,629)	(312,867)
Net income attributable to noncontrolling interest holders in properties	(8,520)	(8,559)	(10,640)
Noncontrolling interests portion of depreciation and amortization	(9,667)	(8,633)	(7,847)
Preferred distributions and dividends	(5,252)	(5,252)	(8,929)

Funds from Operations	$2,884,915	$2,438,765	$1,770,491

Dilutive FFO Allocable to Simon Property	$2,420,348	$2,021,932	$1,477,497
Diluted net income per share to diluted FFO per share reconciliation:
Diluted net income per share	$4.72	$3.48	$2.10
Depreciation and amortization from consolidated properties and our share of depreciation and amortization from unconsolidated entities, including Klépierre, net of noncontrolling interests portion of depreciation and amortization	4.67	4.02	3.86
Gain upon acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities, and impairment charge on investment in unconsolidated entities, net	(1.41)	(0.61)	(0.90)
Impact of additional dilutive securities for FFO per share	—	—	(0.03)

Diluted FFO per share	$7.98	$6.89	$5.03

Basic weighted average shares outstanding	303,137	293,504	291,076
Adjustments for dilution calculation:
Effect of stock options	1	69	274
Impact of Series I preferred stock	—	—	1,749
Impact of Series I preferred units	—	—	238

Diluted weighted average shares outstanding	303,138	293,573	293,337
Weighted average limited partnership units outstanding	58,186	60,522	58,900

Diluted weighted average shares and units outstanding	361,324	354,095	352,237

            During the year ended December 31, 2010, FFO includes a $350.7 million loss on extinguishment of debt associated with two unsecured notes tender offers, reducing diluted FFO per share by $1.00 per share. During the year ended December 31, 2010, we recorded transaction expenses of $69.0 million, reducing diluted FFO per share by $0.20.

            The following schedule reconciles net operating income to consolidated net income and sets forth the computations of comparable property NOI.

	For the Twelve Months Ended December 31,
	2012	2011
	(in thousands)
Reconciliation of NOI of consolidated properties:
Consolidated Net Income	$1,719,632	$1,245,900
Income and other taxes	15,880	11,595
Interest expense	1,127,025	983,526
Income from unconsolidated entities	(131,907)	(81,238)
Gain upon acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities, and impairment charge on investment in unconsolidated entities, net	(510,030)	(216,629)

Operating Income	2,220,600	1,943,154
Depreciation and amortization	1,257,569	1,065,946

NOI of consolidated properties	$3,478,169	$3,009,100

Reconciliation of NOI of unconsolidated entities:
Net Income	$445,528	$690,004
Interest expense	599,400	593,408
Loss from unconsolidated entities	1,263	1,263
Loss from operations of discontinued joint venture interests	20,311	57,961
Loss (Gain) on disposal of discontinued operations, net	5,354	(347,640)

Operating Income	1,071,856	994,996
Depreciation and amortization	506,820	485,794

NOI of unconsolidated entities	$1,578,676	$1,480,790

Total consolidated and unconsolidated NOI from continuing operations	$5,056,845	$4,489,890

Adjustments to NOI:
NOI of discontinued unconsolidated properties	63,571	500,210

Total NOI of the Simon Property Portfolio	$5,120,416	$4,990,100

Change in NOI from prior period	2.6%	5.2%
Add: Simon Property share of NOI from Klépierre	173,310	—
Less: Joint venture partner's share of NOI	919,897	1,201,070

Simon Property Share of NOI	$4,373,829	$3,789,030

Increase in Simon Property Share of NOI from prior period	15.4%	8.3%
Total NOI of the Simon Property Portfolio	$5,120,416	$4,990,100

NOI from non-comparable properties (1)	1,070,152	1,123,599

Total NOI of comparable properties (2)	$4,050,264	$3,866,501

Increase in NOI of U.S. malls and Premium Outlets that are comparable properties	4.8%

(1)
NOI excluded from comparable property NOI relates to community/lifestyle centers, The Mills, other retail properties, international properties, any of our non-retail holdings and results of our corporate and management company operations and NOI of U.S. malls and Premium Outlets not owned and operated in both periods under comparison.

(2)
Comparable properties are U.S. malls and Premium Outlets that were owned in both of the periods under comparison. Excludes lease termination income, interest income, land sale gains and the impact of significant redevelopment activities.

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

            We assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

            Based on that assessment, we believe that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria.

            Our independent registered public accounting firm has issued an audit report on their assessment of our internal control over financial reporting. Their report appears on page 88 of this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

            In our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012 of Simon Property Group, Inc. and Subsidiaries, and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Indianapolis, Indiana February 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

            We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

            In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Indianapolis, Indiana February 28, 2013

Simon Property Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	December 31, 2012	December 31, 2011
ASSETS:
Investment properties at cost	$34,252,521	$29,657,046
Less — accumulated depreciation	9,068,388	8,388,130

	25,184,133	21,268,916
Cash and cash equivalents	1,184,518	798,650
Tenant receivables and accrued revenue, net	521,301	486,731
Investment in unconsolidated entities, at equity	2,108,966	1,378,084
Investment in Klépierre, at equity	2,016,954	—
Deferred costs and other assets	1,570,734	1,633,544
Notes receivable from related party	—	651,000

Total assets	$32,586,606	$26,216,925

LIABILITIES:
Mortgages and other indebtedness	$23,113,007	$18,446,440
Accounts payable, accrued expenses, intangibles, and deferred revenues	1,374,172	1,091,712
Cash distributions and losses in partnerships and joint ventures, at equity	724,744	695,569
Other liabilities	303,588	170,971

Total liabilities	25,515,511	20,404,692

Commitments and contingencies
Limited partners' preferred interest in the Operating Partnership and noncontrolling redeemable interests in properties	178,006	267,945
EQUITY:
Stockholders' Equity
Capital stock (850,000,000 total shares authorized, $0.0001 par value, 238,000,000 shares of excess common stock, 100,000,000 authorized shares of preferred stock):
Series J 8 3/8% cumulative redeemable preferred stock, 1,000,000 shares authorized, 796,948 issued and outstanding with a liquidation value of $39,847	44,719	45,047
Common stock, $0.0001 par value, 511,990,000 shares authorized, 313,658,419 and 297,725,698 issued and outstanding, respectively	31	30
Class B common stock, $0.0001 par value, 10,000 shares authorized, 8,000 issued and outstanding	—	—
Capital in excess of par value	9,175,724	8,103,133
Accumulated deficit	(3,083,190)	(3,251,740)
Accumulated other comprehensive loss	(90,900)	(94,263)
Common stock held in treasury at cost, 3,762,595 and 3,877,448 shares, respectively	(135,781)	(152,541)

Total stockholders' equity	5,910,603	4,649,666
Noncontrolling interests	982,486	894,622

Total equity	6,893,089	5,544,288

Total liabilities and equity	$32,586,606	$26,216,925

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(Dollars in thousands, except per share amounts)

	For the Twelve Months Ended December 31,
	2012	2011	2010
REVENUE:
Minimum rent	$3,015,866	$2,664,724	$2,429,519
Overage rent	195,726	140,842	110,621
Tenant reimbursements	1,340,307	1,177,269	1,083,780
Management fees and other revenues	128,366	128,010	121,207
Other income	199,819	195,587	212,503

Total revenue	4,880,084	4,306,432	3,957,630

EXPENSES:
Property operating	469,755	436,571	414,264
Depreciation and amortization	1,257,569	1,065,946	982,820
Real estate taxes	419,267	369,755	345,960
Repairs and maintenance	116,168	113,496	102,425
Advertising and promotion	118,790	107,002	97,194
Provision for credit losses	12,809	6,505	3,130
Home and regional office costs	123,926	128,618	109,314
General and administrative	57,144	46,319	21,267
Transaction expenses	—	—	68,972
Marketable and non-marketable securities charges and realized gains, net	(6,426)	—	—
Other	90,482	89,066	65,448

Total operating expenses	2,659,484	2,363,278	2,210,794

OPERATING INCOME	2,220,600	1,943,154	1,746,836
Interest expense	(1,127,025)	(983,526)	(1,027,091)
Loss on extinguishment of debt	—	—	(350,688)
Income and other taxes	(15,880)	(11,595)	(4,331)
Income from unconsolidated entities	131,907	81,238	75,921
Gain upon acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities, and impairment charge on investment in unconsolidated entities, net	510,030	216,629	312,867

CONSOLIDATED NET INCOME	1,719,632	1,245,900	753,514
Net income attributable to noncontrolling interests	285,136	221,101	136,476
Preferred dividends	3,337	3,337	6,614

NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$1,431,159	$1,021,462	$610,424

BASIC EARNINGS PER COMMON SHARE:
Net income attributable to common stockholders	$4.72	$3.48	$2.10

DILUTED EARNINGS PER COMMON SHARE:
Net income attributable to common stockholders	$4.72	$3.48	$2.10

Consolidated Net Income	$1,719,632	$1,245,900	$753,514
Unrealized gain (loss) on derivative hedge agreements	16,652	(91,933)	(3,493)
Net loss on derivative instruments reclassified from accumulated other comprehensive income into interest expense	21,042	16,169	15,769
Currency translation adjustments	9,200	(8,462)	(20,590)
Changes in available-for-sale securities and other	(39,248)	(37,431)	19,934

Comprehensive income	1,727,278	1,124,243	765,134
Comprehensive income attributable to noncontrolling interests	289,419	200,236	138,478

Comprehensive income attributable to common stockholders	$1,437,859	$924,007	$626,656

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Twelve Months Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated Net Income	$1,719,632	$1,245,900	$753,514
Adjustments to reconcile consolidated net income to net cash provided by operating activities —
Depreciation and amortization	1,301,304	1,112,438	1,016,027
Loss on debt extinguishment	—	—	350,688
Gain upon acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities, and impairment charge on investment in unconsolidated entities, net	(510,030)	(216,629)	(312,867)
Marketable and non-marketable securities charges and realized gains, net	(6,426)	—	—
Straight-line rent	(37,998)	(30,308)	(24,487)
Equity in income of unconsolidated entities	(131,907)	(81,238)	(75,921)
Distributions of income from unconsolidated entities	151,398	112,977	109,050
Changes in assets and liabilities —
Tenant receivables and accrued revenue, net	(4,815)	(19,370)	2,144
Deferred costs and other assets	(133,765)	(58,924)	(40,388)
Acounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	165,679	(58,959)	(22,550)

Net cash provided by operating activities	2,513,072	2,005,887	1,755,210

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(3,735,718)	(1,259,623)	(976,276)
Funding of loans to related parties	(25,364)	—	(29,500)
Repayments of loans to related parties	92,600	—	10,500
Capital expenditures, net	(802,427)	(445,495)	(256,312)
Cash from acquisitions and cash impact from the consolidation and deconsolidation of properties	91,163	19,302	27,015
Net proceeds from sale of assets	383,804	136,013	301,425
Investments in unconsolidated entities	(201,330)	(20,807)	(193,925)
Purchase of marketable and non-marketable securities	(184,804)	(42,015)	(16,157)
Proceeds from sale of marketable and non-marketable securities	415,848	6,866	26,175
Purchase of loans held for investment	—	—	(433,033)
Repayments of loans held for investment	163,908	235,124	37,574
Distributions of capital from unconsolidated entities and other	221,649	376,593	255,819

Net cash used in investing activities	(3,580,671)	(994,042)	(1,246,695)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of common stock and other, net of transaction costs	1,213,840	5,313	4,166
Redemption of limited partner units	(248,000)	—	—
Preferred stock redemptions	—	—	(10,994)
Purchase of noncontrolling interest in consolidated properties	(229,595)	—	—
Distributions to noncontrolling interest holders in properties	(13,623)	(28,793)	(24,615)
Contributions from noncontrolling interest holders in properties	4,204	1,217	1,058
Preferred distributions of the Operating Partnership	(1,915)	(1,915)	(2,315)
Preferred dividends and distributions to stockholders	(1,244,553)	(1,030,744)	(763,881)
Distributions to limited partners	(238,772)	(211,497)	(153,247)
Loss on debt extinguishment	—	—	(350,688)
Proceeds from issuance of debt, net of transaction costs	6,772,443	1,655,203	3,858,815
Repayments of debt	(4,560,562)	(1,398,697)	(6,227,814)

Net cash provided by (used in) financing activities	1,453,467	(1,009,913)	(3,669,515)

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	385,868	1,932	(3,161,000)
CASH AND CASH EQUIVALENTS, beginning of period	798,650	796,718	3,957,718

CASH AND CASH EQUIVALENTS, end of period	$1,184,518	$798,650	$796,718

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Equity
(Dollars in Thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling Interests	Total Equity
Balance at December 31, 2009	$45,704	$29	$(3,088)	$7,547,959	$(2,955,671)	$(176,796)	$724,825	$5,182,962

Exchange of limited partner units (247,640 common shares, Note 10)				3,866			(3,866)	—
Issuance of limited partner units							162,987	162,987
Stock options exercised (178,683 common shares)				5,006				5,006
Series I preferred unit conversion to limited partner units							50,874	50,874
Series I preferred stock conversion to common stock (7,871,276 preferred shares to 6,670,589 common shares)		1		393,563				393,564
Series J preferred stock premium amortization	(329)							(329)
Stock incentive program (116,726 common shares, net)				(10,360)		10,360		—
Amortization of stock incentive				16,839				16,839
Issuance of unit equivalents and other				(749)	(12,057)		13,799	993
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				103,728			(103,728)	—
Distributions to common stockholders and limited partners, excluding Operating Partnership preferred interests					(763,881)		(153,247)	(917,128)
Distributions to other noncontrolling interest partners							(24,835)	(24,835)
Other comprehensive income (loss)			9,618				2,002	11,620
Net income, excluding $2,315 attributable to preferred interests in the Operating Partnership					617,038		134,161	751,199

Balance at December 31, 2010	$45,375	$30	$6,530	$8,059,852	$(3,114,571)	$(166,436)	$802,972	$5,633,752

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Equity
(Dollars in Thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling Interests	Total Equity
Exchange of limited partner units (584,432 common shares, Note 10)				9,465			(9,465)	—
Issuance of limited partner units							9,084	9,084
Stock options excercised (324,720 options excercised net of 76,969 shares used to fund required witholding tax)				2,095				2,095
Common Stock Retired (61,584 common shares)				(6,385)				(6,385)
Series J preferred stock premium amortization	(328)							(328)
Stock incentive program (116,885 common shares, net)				(13,000)		13,000		—
Amortization of stock incentive				14,018				14,018
Issuance of unit equivalents and other (6,857 treasury shares)				1,056	(131,224)	895	151,213	21,940
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				36,032			(36,032)	—
Distributions to common stockholders and limited partners, excluding Operating Partnership preferred interests					(1,030,744)		(211,497)	(1,242,241)
Distribution to other noncontrolling interest partners							(1,029)	(1,029)
Other comprehensive income			(100,793)				(20,864)	(121,657)
Net income, excluding $1,915 attributable to preferred interests in the Operating Partnership and $8,946 attributable to noncontrolling redeemable interests in properties in temporary equity					1,024,799		210,240	1,235,039

Balance at December 31, 2011	$45,047	$30	$(94,263)	$8,103,133	$(3,251,740)	$(152,541)	$894,622	$5,544,288

Simon Property Group, Inc. and Subsidiaries
Consolidated Statements of Equity
(Dollars in Thousands)

	Preferred Stock	Common Stock	Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling Interests	Total Equity
Exchange of limited partner units (7,447,921 units for 6,795,296 common shares, Note 10)				144,197			(144,197)	—
Public offering of common stock (9,137,500 common shares)		1		1,213,740				1,213,741
Issuance of limited partner units							31,324	31,324
Stock options exercised (712 common shares)				41				41
Redemption of limited partner units				(209,096)			(38,904)	(248,000)
Series J preferred stock premium amortization	(328)							(328)
Stock incentive program (114,066 common shares, net)				(16,760)		16,760		—
Amortization of stock incentive				14,001				14,001
Purchase of noncontrolling interests				25,917			58,559	84,476
Other				385	(21,393)		41,471	20,463
Adjustment to limited partners' interest from increased ownership in the Operating Partnership				(99,834)			99,834	—
Distributions to common stockholders and limited partners, excluding Operating Partnership preferred interests					(1,244,553)		(238,772)	(1,483,325)
Distribution to other noncontrolling interest partners							(435)	(435)
Other comprehensive income			3,363				4,283	7,646
Net income, excluding $1,915 attributable to preferred interests in the Operating Partnership and $8,520 attributable to noncontrolling redeemable interests in properties in temporary equity					1,434,496		274,701	1,709,197

Balance at December 31, 2012	$44,719	$31	$(90,900)	$9,175,724	$(3,083,190)	$(135,781)	$982,486	$6,893,089

The accompanying notes are an integral part of these statements.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

1.    Organization

            Simon Property Group, Inc., or Simon Property, is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. REITs will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties and other assets. The terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and its subsidiaries.

            We own, develop and manage retail real estate properties, which consist primarily of malls, Premium Outlets®, The Mills®, and community/lifestyle centers. As of December 31, 2012, we owned or held an interest in 317 income-producing properties in the United States, which consisted of 160 malls, 63 Premium Outlets, 68 community/lifestyle centers, 13 Mills and 13 other shopping centers or outlet centers in 38 states and Puerto Rico. Internationally, as of December 31, 2012, we had ownership interests in eight Premium Outlets in Japan, two Premium Outlets in South Korea, one Premium Outlet in Mexico, and one Premium Outlet in Malaysia. Additionally, as of December 31, 2012, we owned a 28.9% equity stake in Klépierre SA, or Klépierre, a publicly traded, Paris-based real estate company, which owns, or has an interest in, more than 260 shopping centers located in 13 countries in Europe.

            We generate the majority of our revenues from leases with retail tenants including:

  •
  base minimum rents,

  •
  overage and percentage rents based on tenants' sales volume, and

  •
  recoverable expenditures such as property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

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

2.    Basis of Presentation and Consolidation

            The accompanying consolidated financial statements include the accounts of all controlled subsidiaries, and all significant intercompany amounts have been eliminated.

            We consolidate properties that are wholly owned or properties where we own less than 100% but we control. Control of a property is demonstrated by, among other factors, our ability to refinance debt and sell the property without the consent of any other partner or owner and the inability of any other partner or owner to replace us.

            We also consolidate a variable interest entity, or VIE, when we are determined to be the primary beneficiary. Determination of the primary beneficiary of a VIE is based on whether an entity has (1) the power to direct activities

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

2.    Basis of Presentation and Consolidation (Continued)

that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE, including management agreements and other contractual arrangements. As described in Note 4, we acquired the remaining 50% noncontrolling interest in two previously consolidated outlet properties. We determined these properties were VIEs and we were the primary beneficiary. The noncontrolling interest was redeemable and was reflected in limited partners' interest in the Operating Partnership and noncontrolling redeemable interests in properties at December 31, 2011. There have been no other changes during 2012 in previous conclusions about whether an entity qualifies as a VIE or whether we are the primary beneficiary of any previously identified VIE. During 2012, we did not provide financial or other support to a previously identified VIE that we were not previously contractually obligated to provide.

            Investments in partnerships and joint ventures represent our noncontrolling ownership interests in properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, cash contributions and distributions, and foreign currency fluctuations, if applicable. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences. We separately report investments in joint ventures for which accumulated distributions have exceeded investments in and our share of net income of the joint ventures within cash distributions and losses in partnerships and joint ventures, at equity in the consolidated balance sheets. The net equity of certain joint ventures is less than zero because of financing or operating distributions that are usually greater than net income, as net income includes non-cash charges for depreciation and amortization.

            As of December 31, 2012, we consolidated 221 wholly-owned properties and 18 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for the remaining 90 properties, or the joint venture properties, as well as our investment in Klépierre, using the equity method of accounting, as we have determined we have significant influence over their operations. We manage the day-to-day operations of 74 of the 90 joint venture properties, but have determined that our partner or partners have substantive participating rights with respect to the assets and operations of these joint venture properties. Our investments in joint ventures in Japan, South Korea, Malaysia, and Mexico comprise 12 of the remaining 16 properties. The international properties are managed locally by joint ventures in which we share oversight responsibility with our partner.

            Preferred distributions of the Operating Partnership are accrued at declaration and represent distributions on outstanding preferred units of partnership interests held by limited partners, or preferred units, and are included in net income attributable to noncontrolling interests. We allocate net operating results of the Operating Partnership after preferred distributions to third parties and to us based on the partners' respective weighted average ownership interests in the Operating Partnership. Net operating results of the Operating Partnership attributable to third parties are reflected in net income attributable to noncontrolling interests.

            Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,
	2012	2011	2010
Weighted average ownership interest	83.9%	82.9%	83.2%

            As of December 31, 2012 and 2011, our ownership interest in the Operating Partnership was 85.6% and 82.8%, respectively. We adjust the noncontrolling limited partners' interest at the end of each period to reflect their interest in the Operating Partnership.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

2.    Basis of Presentation and Consolidation (Continued)

  Reclassifications

            We made certain reclassifications of prior period amounts in the consolidated financial statements to conform to the 2012 presentation. These reclassifications had no impact on previously reported net income attributable to common stockholders or earnings per share.

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

	For the Year Ended December 31,
	2012	2011	2010
Capitalized interest	$21,145	$5,815	$3,715

            We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We amortize tenant allowances and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

            We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in a property's cash flows, ending occupancy or total sales per square foot. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We estimate fair value using unobservable data such as operating income, estimated capitalization rates, or multiples, leasing prospects and local market information. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments, including investments in unconsolidated entities, if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments is other-than-temporary. Changes in economic and operating conditions that occur subsequent to our review of recoverability of investment property and other investments could impact the assumptions used in that assessment and could result in future charges to earnings if assumptions regarding those investments differ from actual results.

  Purchase Accounting Allocation

            We allocate the purchase price of acquisitions and any excess investment in unconsolidated entities to the various components of the acquisition based upon the fair value of each component which may be derived from

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

various observable or unobservable inputs and assumptions. Also, we may utilize third party valuation specialists. These components typically include buildings, land and intangibles related to in-place leases and we estimate:

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

  Discontinued Operations

            We reclassify any material operations and gains or losses on disposal related to consolidated properties disposed of during the period to discontinued operations. During 2012, we reported a net gain of approximately $21.1 million, or $.06 per diluted share, on our consolidated property disposition activity. During 2011, we reported a net loss of approximately $42.4 million, or $0.12 per diluted share, on our consolidated property disposition activity. During 2010, we reported a net gain of approximately $5.7 million upon the disposal of four retail properties. These gains and losses are reported in gain upon acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities, and impairment charge on investment in unconsolidated entities, net in the consolidated statements of operations and comprehensive income. The gains and losses on the disposition of these assets and the operating results were not significant to our consolidated results of operations during each of the three years ended December 31, 2012.

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

            The types of securities included in the investment portfolio of our captive insurance subsidiaries typically include U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from less than 1 to 10 years. These securities are classified as available-for-sale and are valued based upon quoted market prices. The amortized cost of debt securities, which approximates fair value, held by our captive insurance

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

subsidiaries is adjusted for amortization of premiums and accretion of discounts to maturity. Changes in the values of these securities are recognized in accumulated other comprehensive income (loss) until the gain or loss is realized or until any unrealized loss is deemed to be other-than-temporary. We review any declines in value of these securities for other-than-temporary impairment and consider the severity and duration of any decline in value. To the extent an other-than-temporary impairment is deemed to have occurred, an impairment charge is recorded and a new cost basis is established. Subsequent changes are then recognized through other comprehensive income (loss) unless another other-than-temporary impairment is deemed to have occurred. Net unrealized gains recorded in other comprehensive income (loss) as of December 31, 2012 and 2011 were approximately $2.6 million and $41.9 million, respectively, and represent the valuation and related currency adjustments for our marketable securities.

            On October 23, 2012 we completed the sale of all of our investments in Capital Shopping Centres Group PLC, or CSCG, and Capital & Counties Properties PLC, or CAPC. These investments were accounted for as available-for-sale securities and their value was adjusted to their quoted market price, including a related foreign exchange component, through other comprehensive income (loss). At the date of sale, we owned 35.4 million shares of CSCG and 38.9 million shares of CAPC. The aggregate proceeds received from the sale were $327.1 million, and we recognized a gain on the sale of $82.7 million, which is included in marketable and non-marketable securities charges and realized gains, net in the accompanying consolidated statements of operations and comprehensive income. An other-than-temporary impairment charge was previously recognized in operating income in 2009. The gain includes $79.4 million that was reclassified from accumulated other comprehensive income (loss). At December 31, 2011 we owned 35.4 million shares each of CSCG and of CAPC, and these investments had a market value of $170.7 million and $100.9 million, respectively, with an aggregate net unrealized gain of approximately $39.7 million.

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

            As of December 31, 2012 and 2011, we also had investments of $24.9 million which must be used to fund the debt service requirements of mortgage debt related to investment properties sold that previously collateralized the debt. These investments are classified as held-to-maturity and are recorded at amortized cost as we have the ability and intent to hold these investments to maturity.

            At December 31, 2012 and 2011, we had investments of $98.9 million and $105.1 million, respectively, in non-marketable securities that we account for under the cost method. We regularly evaluate these investments for any other-than-temporary impairment in their estimated fair value in order to determine whether an adjustment in the carrying value is required as of December 31, 2012 and 2011. During the fourth quarter of 2012, as a result of the significance and duration of impairment, represented by the excess of the carrying value over the estimated fair value of certain cost method investments, we recognized other-than-temporary non-cash charges of $71.0 million, which is included in marketable and non-marketable securities charges and realized gains, net in the accompanying consolidated statements of operations and comprehensive income. The fair value of the remaining investment for these securities that were impaired is not material and was based on Level 2 fair value inputs.

  Fair Value Measurements

            Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect our best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

date. The inputs are unobservable in the market and significant to the valuation estimate. We have no investments for which fair value is measured on a recurring basis using Level 3 inputs.

            We hold marketable securities that totaled $170.2 million and $417.0 million at December 31, 2012 and 2011, respectively, and are primarily considered to have Level 1 fair value inputs. In addition, we have derivative instruments which are classified as having Level 2 inputs which consist primarily of interest rate swap agreements and foreign currency forward contracts with a gross liability balance of $1.5 million and $12.2 million at December 31, 2012 and 2011, respectively, and a gross asset value of $3.0 million and $14.9 million at December 31, 2012 and 2011, respectively. We also have interest rate cap agreements with nominal values.

            Note 8 includes a discussion of the fair value of debt measured using Level 2 inputs. Notes 3 and 4 include a discussion of the fair values recorded in purchase accounting and impairment, using Level 2 and Level 3 inputs. Level 3 inputs to our purchase accounting and impairment include our estimations of net operating results of the property, capitalization rates and discount rates.

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

  Segment Disclosure

            Our primary business is the ownership, development, and management of retail real estate. We have aggregated our retail operations, including malls, Premium Outlets, The Mills, community/lifestyle centers, and our international investments into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of, and in many cases, the same tenants.

  Deferred Costs and Other Assets

            Deferred costs and other assets include the following as of December 31:

	2012	2011
Deferred financing and lease costs, net	$334,337	$308,380
In-place lease intangibles, net	358,141	200,098
Acquired above market lease intangibles, net	128,893	75,950
Marketable securities of our captive insurance companies	119,424	100,721
Goodwill	20,098	20,098
Other marketable and non-marketable securities	150,264	421,529
Loans held for investment	—	162,832
Prepaids, notes receivable and other assets, net	459,577	343,936

	$1,570,734	$1,633,544

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

	2012	2011
Deferred financing and lease costs	$576,821	$528,273
Accumulated amortization	(242,484)	(219,893)

Deferred financing and lease costs, net	$334,337	$308,380

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

	For the Year Ended December 31,
	2012	2011	2010
Amortization of deferred financing costs	$27,163	$28,697	$27,806
Amortization of debt premiums, net of discounts	(33,504)	(8,439)	(9,066)
Amortization of deferred leasing costs	43,176	43,110	34,801

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

            At December 31, 2011, we had investments in three mortgage and mezzanine loans with an aggregate carrying value of $162.8 million. In the second and third quarters of 2012, these loans were repaid in their entirety. During 2012, 2011, and 2010, we recorded $6.8 million, $24.3 million and $4.6 million, respectively, in interest income earned from these loans.

  Intangibles

            The average life of in-place lease intangibles is approximately 4.7 years, is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The amount of in-place lease intangibles and acquired above-market lease intangibles increased during 2012 primarily as a result of the acquisition of a controlling interest in nine properties as further discussed in Note 7. The fair market value of above and below market leases is

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles is approximately 5.9 years. The unamortized amount of below market leases is included in accounts payable, accrued expenses, intangibles and deferred revenues in the consolidated balance sheets and was $199.2 million and $134.4 million as of December 31, 2012 and 2011, respectively. The amount of amortization of above and below market leases, net for the years ended December 31, 2012, 2011, and 2010 was $16.5 million, $17.6 million, and $15.2 million, respectively. If a lease is terminated prior to the original lease termination, any remaining unamortized intangible is written off to earnings.

            Details of intangible assets as of December 31 are as follows:

	2012	2011
In-place lease intangibles	$480,517	$245,844
Accumulated amortization	(122,376)	(45,746)

In-place lease intangibles, net	$358,141	$200,098

Acquired above market lease intangibles	$248,357	$178,564
Accumulated amortization	(119,464)	(102,614)

Acquired above market lease intangibles, net	$128,893	$75,950

            Estimated future amortization and the increasing (decreasing) effect on minimum rents for our above and below market leases as of December 31, 2012 are as follows:

	Below Market Leases	Above Market Leases	Impact to Minimum Rent, Net
2013	$ 43,664	$(24,899)	$18,765
2014	36,343	(22,492)	13,851
2015	31,233	(19,837)	11,396
2016	27,279	(17,903)	9,376
2017	20,000	(14,022)	5,978
Thereafter	40,720	(29,740)	10,980

	$199,239	$(128,893)	$70,346

  Derivative Financial Instruments

            We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. We use a variety of derivative financial instruments in the normal course of business to selectively manage or hedge a portion of the risks associated with our indebtedness and interest payments. Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps and caps. We require that hedging derivative instruments be highly effective in reducing the risk exposure that they are designated to hedge. As a result, there was no significant ineffectiveness from any of our derivative activities during the period. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract. We have no credit-risk-related hedging or derivative activities.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

            As of December 31, 2012, we had the following outstanding interest rate derivatives related to managing our interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Swaps	3	$483.7 million
Interest Rate Caps	6	$442.4 million

            The carrying value of our interest rate swap agreements, at fair value, is a net liability balance of $1.5 million and $10.0 million at December 31, 2012 and 2011, respectively, and is included in other liabilities. The interest rate cap agreements were of nominal value at December 31, 2012 and 2011 and we generally do not apply hedge accounting to these arrangements.

            We are also exposed to fluctuations in foreign exchange rates on financial instruments which are denominated in foreign currencies, primarily in Japan and Europe. We use currency forward contracts and foreign currency denominated debt to manage our exposure to changes in foreign exchange rates on certain Yen and Euro-denominated receivables and net investments. Currency forward contracts involve fixing the Yen:USD or Euro:USD exchange rate for delivery of a specified amount of foreign currency on a specified date. The currency forward contracts are typically cash settled in US dollars for their fair value at or close to their settlement date. Approximately ¥3.3 billion remains as of December 31, 2012 for all forward contracts that we expect to settle through January 5, 2015. The December 31, 2012 asset balance related to these forward contracts was $3.0 million and is included in deferred costs and other assets. We have reported the changes in fair value for these forward contracts in earnings. The underlying currency adjustments on the foreign currency denominated receivables are also reported in income and generally offset the amounts in earnings for these forward contracts.

            In 2011, we entered into a Euro:USD forward contract with a €141.3 million notional value which was designated as a net investment hedge. The December 31, 2011 asset balance related to this forward was $14.9 million and is included in deferred costs and other assets. We applied hedge accounting to this Euro-forward contract and the change in fair value was reflected in other comprehensive income. Changes in the value of this hedge are offset by changes in the underlying hedged Euro-denominated joint venture investment. In connection with our sale of Gallerie Commerciali Italia, S.p.A., or GCI, as further discussed in Note 7, this hedge was terminated in January 2012.

            The total gross accumulated other comprehensive loss related to our derivative activities, including our share of the other comprehensive loss from joint venture properties, approximated $78.1 million and $115.8 million as of December 31, 2012 and 2011, respectively.

  Noncontrolling Interests and Temporary Equity

            Details of the carrying amount of our noncontrolling interests are as follows as of December 31:

	2012	2011
Limited partners' interests in the Operating Partnership	$983,363	$953,622
Nonredeemable noncontrolling deficit interests in properties, net	(877)	(59,000)

Total noncontrolling interests reflected in equity	$982,486	$894,622

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

            A rollforward of noncontrolling interests for the years ending December 31 is as follows:

	2012	2011	2010
Noncontrolling interests, beginning of period	$894,622	$802,972	$724,825
Net income attributable to noncontrolling interests after preferred distributions and income attributable to redeemable noncontrolling interests in consolidated properties	274,701	210,240	134,161
Distributions to noncontrolling interest holders	(239,207)	(212,526)	(178,082)
Other comprehensive income (loss) allocable to noncontrolling interests:
Unrealized gain (loss) on interest rate hedge agreements	5,634	(15,814)	(309)
Net loss on derivative instruments reclassified from accumulated comprehensive income (loss) into interest expense	3,021	2,774	2,689
Currency translation adjustments	2,435	(1,484)	(3,452)
Changes in available-for-sale securities and other	(6,807)	(6,340)	3,074

	4,283	(20,864)	2,002

Adjustment to limited partners' interest from increased (decreased) ownership in the Operating Partnership	99,834	(36,032)	(103,728)
Units issued to limited partners	31,324	9,084	213,861
Units exchanged for common shares	(144,197)	(9,465)	(3,866)
Units redeemed	(38,904)	—	—
Purchase of noncontrolling interests, noncontrolling interests in newly consolidated properties and other	100,030	151,213	13,799

Noncontrolling interests, end of period	$982,486	$894,622	$802,972

  Accumulated Other Comprehensive Income (Loss)

            The components of our accumulated other comprehensive income (loss) consisted of the following as of December 31:

	2012	2011
Cumulative translation adjustments	$(30,620)	$(39,820)
Accumulated derivative losses, net	(78,139)	(115,833)
Net unrealized gains on marketable securities, net	2,613	41,861

Total accumulated other comprehensive loss	(106,146)	(113,792)

Less: Accumulated other comprehensive loss attributable to noncontrolling interests	15,246	19,529

Total accumulated other comprehensive loss net of noncontrolling interests	$(90,900)	$(94,263)

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

  Revenue Recognition

            We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed the applicable sales threshold. We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.

            We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance, or CAM, real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. As of December 31, 2012 for approximately 93% of our leases in the U.S. mall portfolio, we receive a fixed payment from the tenant for the CAM component. When not reimbursed by the fixed-CAM component, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

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

            Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying consolidated statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by third-party actuaries and management's estimates. Total insurance reserves for our insurance subsidiaries and other self-insurance programs as of December 31, 2012 and 2011 approximated $112.8 million and $115.1 million, respectively, and are included in other liabilities in the consolidated balance sheets. Information related to the securities included in the investment portfolio of our captive insurance subsidiaries is included within the "Marketable and Non-Marketable Securities" section above.

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

	For the Year Ended December 31,
	2012	2011	2010
Balance, beginning of period	$27,500	$31,650	$45,187
Consolidation of previously unconsolidated properties	2,075	860	426
Provision for credit losses	12,809	6,505	3,130
Accounts written off, net of recoveries	(9,254)	(11,515)	(17,093)

Balance, end of period	$33,130	$27,500	$31,650

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

            As of December 31, 2012 and 2011, we had a net deferred tax asset of $4.1 million and $5.6 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries. No valuation allowance has been recorded as we believe these amounts will be realized.

            We are also subject to certain other taxes, including state and local taxes, franchise taxes, as well as income-based and withholding taxes on dividends from certain of our international investments, which are included in income and other taxes in the consolidated statement of operations and comprehensive income.

  Corporate and Transaction Related Expenses

            Home and regional office costs primarily include compensation and personnel related costs, travel, building and office costs, and other expenses for our corporate home office and regional offices. General and administrative

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

3.    Summary of Significant Accounting Policies (Continued)

expense primarily includes executive compensation, benefits and travel expenses as well as costs of being a public company including certain legal costs, audit fees, regulatory fees, and certain other professional fees.

            We expense acquisition and potential acquisition costs related to business combinations and disposition related costs as they are incurred. We incurred a minimal amount of transaction expenses during the years ended December 31, 2012 and 2011. During the year ended December 31, 2010, we incurred costs in connection with the acquisition of Prime Outlets Acquisition Company, or the Prime acquisition, and other potential acquisitions, as further discussed in Note 4. In addition, during 2010, we settled, in cash, a transaction-related dispute and recorded a charge to earnings. These expenses are included within transaction expenses in the accompanying statements of operations and comprehensive income and totaled $69.0 million during the year ended December 31, 2010.

4.    Real Estate Acquisitions and Dispositions

            We acquire properties to generate both current income and long-term appreciation in value. We acquire individual properties or portfolios of other retail real estate companies that meet our investment criteria and sell properties which no longer meet our strategic criteria. Unless otherwise noted below, gains and losses on these transactions are included in gain upon acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities, and impairment charge on investment in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income.

            Our consolidated and unconsolidated acquisition and disposition activity for the periods presented are highlighted as follows:

  2012 Acquisitions

            On December 31, 2012, as discussed in Note 7, we contributed a wholly-owned property to a newly formed joint venture in exchange for an interest in a property contributed to the same joint venture by our joint venture partner.

            On December 4, 2012, we acquired the remaining 50% noncontrolling equity interest in two previously consolidated outlet properties located in Grand Prairie, Texas, and Livermore, California, and, accordingly, we now own 100% of these properties. We paid consideration of $260.9 million for the additional interest in the properties, 90% of which was paid in cash and 10% of which was satisfied through the issuance of units of the Operating Partnership. In addition, the construction loans we had provided to the properties totaling $162.5 million were extinguished on a non-cash basis. The transaction was accounted for as an equity transaction, as the properties had been previously consolidated.

            On June 4, 2012, we acquired a 50% interest in a 465,000 square foot outlet center located in Destin, Florida for $70.5 million.

            On March 22, 2012, as discussed in Note 7, we acquired additional interests in 26 of our joint venture properties from SPG-FCM Ventures, LLC, or SPG-FCM, in a transaction valued at approximately $1.5 billion, or the Mills transaction.

            On March 14, 2012, as discussed in Note 7, we acquired a 28.7% equity stake in Klépierre for approximately $2.0 billion, including the capitalization of acquisition costs.

            On January 6, 2012, as discussed in Note 7, we purchased an additional 25% interest in Del Amo Fashion Center.

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

4.    Real Estate Acquisitions and Dispositions (Continued)

result, we have a 100% interest in and now consolidate the six properties we received in the distribution. The distribution resulted in a remeasurement of the distributed assets to estimated fair value and a corresponding non-cash gain of $168.3 million in the fourth quarter of 2011 representing the estimated fair value of the net assets received in excess of the carrying value of our interest in the joint venture portfolio. The asset and liability allocations were recorded based on preliminary portfolio fair value estimates at the date of distribution and were finalized during the third quarter of 2012 resulting in an allocation to investment property of $585.0 million, lease related intangibles of $59.1 million and mortgage debt of $468.8 million, including debt premiums. We amortize these amounts over the estimated life of the related depreciable components of investment property, typically no greater than 40 years, the terms of the applicable leases and the applicable debt maturity, respectively. The adjusted allocations did not have a material impact on the results of operations for the year ended, or on our financial position at, December 31, 2012.

            On August 25, 2011, we acquired additional controlling interests of approximately 83.75% in The Plaza at King of Prussia and The Court at King of Prussia, or collectively, King of Prussia, thereby increasing our ownership interest to 96.1%. The property is subject to a $160.1 million mortgage. The consolidation of this previously unconsolidated property resulted in a remeasurement of our previously held interest to fair value and a corresponding non-cash gain of $82.9 million in the third quarter of 2011.

            On July 19, 2011, we acquired a 100% ownership interest in a lifestyle center located in Albuquerque, New Mexico. Also, during the second quarter, we purchased an additional noncontrolling interest in an unconsolidated mall.

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

  2010 Acquisitions

            During 2010, we acquired a controlling interest in a previously unconsolidated mall which resulted in a remeasurement of our previously held equity interest to fair value and corresponding gain of approximately $13.0 million. This gain is included in gain upon acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities, and impairment charge on investment in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income.

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

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

4.    Real Estate Acquisitions and Dispositions (Continued)

  2012 Dispositions

            During 2012, we disposed of our interest in eight consolidated retail properties and four unconsolidated retail properties. Our share of the net gain on these disposals was $15.5 million. In addition, during the first quarter of 2012, we sold one of our retail properties with a carrying value of $115.0 million for nominal consideration and the assumption of the related mortgage debt of $115.0 million by the acquirer.

            On May 3, 2012, we sold our investment in two residential apartment buildings located at The Domain in Austin, Texas. Our share of the gain from the sale was $12.4 million, which is included in other income in the consolidated statements of operations and comprehensive income.

            On January 9, 2012, as discussed in Note 7, we sold our entire ownership interest in GCI to our venture partner, Auchan S.A.

  2011 Dispositions

            During 2011, we agreed to dispose of consolidated properties that had an aggregate carrying value of $355.4 million and debt obligations of $177.0 million for aggregate sales proceeds of $136.0 million resulting in a net loss of $42.4 million.

  2010 Dispositions

            During the year ended December 31, 2010, we disposed of three retail properties with an aggregate carrying value of $91.4 million and debt obligations of $91.3 million for which we received aggregate sale proceeds of $5.8 million. The net gain on these disposals was $5.7 million.

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

	For the Year Ended December 31,
	2012	2011	2010
Net Income available to Common Stockholders — Basic	$1,431,159	$1,021,462	$610,424
Effect of dilutive securities:
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	—	39	97

Net Income available to Common Stockholders — Diluted	$1,431,159	$1,021,501	$610,521

Weighted Average Shares Outstanding — Basic	303,137,350	293,504,064	291,076,008
Effect of stock options	1,072	69,408	274,460

Weighted Average Shares Outstanding — Diluted	303,138,422	293,573,472	291,350,468

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

5.    Per Share Data (Continued)

            For the year ended December 31, 2012, potentially dilutive securities include stock options, units that are exchangeable for common stock and long-term incentive performance, or LTIP, units granted under our long-term incentive performance programs that are convertible into units and exchangeable for common stock. The only securities that had a dilutive effect for the years ended December 31, 2012, 2011, and 2010 were stock options.

            We accrue dividends when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,
	2012	2011	2010
Total dividends paid per common share	$4.10	$3.50	$2.60

Percent taxable as ordinary income	99.50%	98.30%	53.82%
Percent taxable as long-term capital gains	0.50%	1.70%	39.68%
Percent nontaxable as return of capital	—	—	6.50%

	100.0%	100.0%	100.0%

            On February 1, 2013, our Board of Directors declared a cash dividend of $1.15 per share of common stock payable on February 28, 2013 to stockholders of record on February 14, 2013.

6.    Investment Properties

            Investment properties consist of the following as of December 31:

	2012	2011
Land	$3,736,882	$3,136,981
Buildings and improvements	30,187,495	26,196,349

Total land, buildings and improvements	33,924,377	29,333,330
Furniture, fixtures and equipment	328,144	323,716

Investment properties at cost	34,252,521	29,657,046
Less — accumulated depreciation	9,068,388	8,388,130

Investment properties at cost, net	$25,184,133	$21,268,916

Construction in progress included above	$329,663	$464,076

7.    Investments in Unconsolidated Entities

            Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio of properties. We held joint venture ownership interests in 78 properties in the United States as of December 31, 2012 and 87 properties as of December 31, 2011. At December 31, 2012 and 2011, we also held interests in eight joint venture properties in Japan, two joint venture properties in South Korea, one joint venture property in Mexico, and one joint venture property in Malaysia. We account for these joint venture properties using the equity method of accounting. As discussed below, on January 9, 2012, we sold our interest in GCI which at the time owned 45 properties in Italy. Additionally, on March 14, 2012, we purchased a 28.7% equity stake in Klépierre. On May 21, 2012, Klépierre paid a dividend, which we elected to receive in additional shares, resulting in an increase in our ownership to approximately 28.9%.

            Certain of our joint venture properties are subject to various rights of first refusal, buy-sell provisions, put and call rights, or other sale or marketing rights for partners which are customary in real estate joint venture agreements and the industry. We and our partners in these joint ventures may initiate these provisions (subject to any applicable lock up or similar restrictions), which may result in either the sale of our interest or the use of available cash or

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

borrowings, or the use of limited partnership interests in the Operating Partnership, to acquire the joint venture interest from our partner.

            On December 31, 2012, we formed a joint venture with Institutional Mall Investors, or IMI, to own and operate The Shops at Mission Viejo in the Los Angeles suburb of Mission Viejo, California, and Woodfield Mall in the Chicago suburb of Schaumburg, Illinois. As of December 31, 2012, we and IMI each own a noncontrolling 50% interest in Woodfield Mall and we own a noncontrolling 51% interest in The Shops at Mission Viejo and IMI owns the remaining 49%. Prior to the formation of the joint venture, we owned 100% of The Shops at Mission Viejo and IMI owned 100% of Woodfield Mall. No gain was recorded as the transaction was recorded based on the carryover basis of our previous investment. Woodfield Mall is encumbered by a $425 million mortgage loan which matures in March of 2024 and bears interest at 4.5%. In January 2013, the joint venture closed a $295 million mortgage on the Shops at Mission Viejo which bears interest at 3.61% and matures in February of 2023.

            On March 22, 2012, we acquired, through an acquisition of substantially all of the assets of The Mills Limited Partnership, or TMLP, additional interests in 26 properties. The transaction resulted in additional interests in 16 of the properties which remain unconsolidated, the consolidation of nine previously unconsolidated properties and the purchase of the remaining noncontrolling interest in a previously consolidated property. The transaction was valued at $1.5 billion, which included repayment of the remaining $562.1 million balance on TMLP's senior loan facility, and retirement of $100.0 million of TMLP's trust preferred securities. In connection with the transaction, our $558.4 million loan to SPG-FCM was extinguished on a non-cash basis. We consolidated $2.6 billion in additional property-level mortgage debt in connection with this transaction. This property-level mortgage debt was previously presented as debt of our unconsolidated entities. We and our joint venture partner had equal ownership in these properties prior to the transaction.

            The consolidation of the previously unconsolidated properties resulted in a remeasurement of our previously held interest in each of these nine newly consolidated properties to fair value and recognition of a corresponding non-cash gain of $488.7 million. In addition, we recorded an other-than-temporary impairment charge of $22.4 million for the excess of carrying value of our remaining investment in SPG-FCM over its estimated fair value. The gain on the transaction and impairment charge are included in gain upon acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities, and impairment charge on investment in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income. The assets and liabilities of the newly consolidated properties acquired in the Mills transaction have been reflected at their estimated fair value at the acquisition date.

            We recorded our acquisition of the interest in the nine newly consolidated properties using the acquisition method of accounting. Tangible and intangible assets and liabilities were established based on their fair values at the date of acquisition. The results of operations of the newly consolidated properties have been included in our consolidated results from the date of acquisition. The purchase price allocations are preliminary and subject to revision within the measurement period, not to exceed one year from the date of acquisition.

            The table below summarizes the amounts of assets acquired and liabilities assumed at the acquisition date as well as purchase accounting adjustments made from the original allocations at the date of acquisition for the nine newly consolidated properties. We amortize these amounts over the estimated life of the related depreciable components of investment property, typically no greater than 40 years, the terms of the applicable leases and the applicable debt maturity. The adjusted allocations did not have a material impact on the quarterly or annual results of operations or on our financial position at December 31, 2012. In addition to the below, we have recorded approximately $1 billion of investment in the 16 properties which remained unconsolidated at the acquisition date.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

Preliminary Allocations
(in millions)
Investment properties	$4,228
Cash and cash equivalents	91
Tenant Receivables and accrued revenue, net	1
Deferred costs and other assets (including intangibles)	264

Total Assets	$4,584

Mortgages and other indebtedness, including premiums	$2,672
Accounts payable, accrued expenses, intangibles and other	164
Other Liabilities	6

Total Liabilities	$2,842

            On January 6, 2012, we paid $50.0 million to acquire an additional interest in Del Amo Fashion Center, thereby increasing our interest to 50%.

            On December 31, 2011, as further discussed in Note 4, we and our joint venture partner dissolved a venture in which we had a 50% interest and distributed a portfolio of properties previously held within the venture to us and our joint venture partner. The results of operations of these properties are now presented as loss from operations of discontinued joint venture interests and the non-cash gain of $168.3 million recorded upon distribution to the partners is presented within (loss) gain on sale or disposal of discontinued operations, net in the "Summary Financial Information" below.

Loan to SPG-FCM

            As discussed above, our loan to SPG-FCM was extinguished in the Mills transaction. During 2012, 2011 and 2010, we recorded approximately $2.0 million, $9.8 million and $9.9 million in interest income (net of inter-entity eliminations) related to this loan, respectively.

International Investments

            We conduct our international operations through joint venture arrangements and account for all of our international joint venture investments using the equity method of accounting

            European Investments.    At December 31, 2012, we owned 57,634,148 shares, or approximately 28.9%, of Klépierre, which had a quoted market price of $39.67 per share. At the date of purchase on March 14, 2012, our excess investment in Klépierre was approximately $1.2 billion, of which substantially all has been allocated to the underlying investment property based on estimated fair value. The allocation is subject to revision within the measurement period, not to exceed one year from the date of acquisition. Our share of net income, net of amortization of our excess investment, was $0.5 million from the acquisition date through December 31, 2012. Based on applicable Euro:USD exchange rates and after our conversion of Klépierre's results to GAAP, Klépierre's total assets, total liabilities, and noncontrolling interests as of December 31, 2012 were $17.2 billion, $12.4 billion, and $1.9 billion, respectively, and Klépierre's total revenues, operating income and consolidated net income were approximately $1.1 billion, $394.7 million and $323.6 million, respectively, for the period of our ownership in 2012.

            At December 31, 2011, we had a 49% ownership interest in GCI. On January 9, 2012, we sold our entire ownership interest in GCI to our venture partner, Auchan S.A. The aggregate cash we received was $375.8 million and we recognized a gain on the sale of $28.8 million. Our investment carrying value included $39.5 million of accumulated losses related to currency translation and net investment hedge accumulated balances which had been recorded in accumulated other comprehensive income (loss).

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

            Asian Joint Ventures.    We conduct our international Premium Outlet operations in Japan through a joint venture with Mitsubishi Estate Co., Ltd. We have a 40% ownership interest in this joint venture. The carrying amount of our investment in this joint venture was $314.2 million and $349.5 million as of December 31, 2012 and 2011, respectively, including all related components of accumulated other comprehensive income (loss). We conduct our international Premium Outlet operations in South Korea through a joint venture with Shinsegae International Co. We have a 50% ownership interest in this joint venture. The carrying amount of our investment in this joint venture was $62.9 million and $43.8 million as of December 31, 2012 and 2011, respectively, including all related components of accumulated other comprehensive income (loss).

Summary Financial Information

            A summary of our investments in joint ventures and share of income from such joint ventures, excluding Klépierre, follows. The accompanying joint venture statements of operations include amounts related to our investments in Simon Ivanhoe S.á.r.l. which was sold on July 15, 2010 and GCI which was sold on January 9, 2012. In addition, we acquired additional controlling interests in King of Prussia on August 25, 2011, and nine properties in the Mills transaction on March 22, 2012. These previously unconsolidated properties became consolidated properties as of their respective acquisition dates. Additionally, on December 31, 2011, we and our joint venture partner dissolved a venture in which we had a 50% interest and distributed a portfolio of properties previously held within the venture to us and our joint venture partner. Finally, during 2012, we disposed of our interests in one mall and three non-core retail properties. The results of operations of the properties for all of these transactions are classified as loss from operations of discontinued joint venture interests in the accompanying joint venture statements of operations. Balance sheet information for the joint ventures is as follows:

	December 31, 2012	December 31, 2011
BALANCE SHEETS
Assets:
Investment properties, at cost	$14,607,291	$20,481,657
Less — accumulated depreciation	4,926,511	5,264,565

	9,680,780	15,217,092
Cash and cash equivalents	619,546	806,895
Tenant receivables and accrued revenue, net	252,774	359,208
Investment in unconsolidated entities, at equity	39,589	133,576
Deferred costs and other assets	438,399	526,101

Total assets	$11,031,088	$17,042,872

Liabilities and Partners' Deficit:
Mortgages and other indebtedness	$11,584,863	$15,582,321
Accounts payable, accrued expenses, intangibles, and deferred revenue	672,483	775,733
Other liabilities	447,132	981,711

Total liabilities	12,704,478	17,339,765
Preferred units	67,450	67,450
Partners' deficit	(1,740,840)	(364,343)

Total liabilities and partners' deficit	$11,031,088	$17,042,872

Our Share of:
Partners' deficit	$(799,911)	$(32,000)
Add: Excess Investment	2,184,133	714,515

Our net Investment in unconsolidated entities, at equity	$1,384,222	$682,515

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

            "Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures or other investments acquired and is allocated on a fair value basis primarily to investment property, lease related intangibles, and debt premiums and discounts. We amortize excess investment over the life of the related depreciable components of investment property, typically no greater than 40 years, the terms of the applicable leases and the applicable debt maturity, respectively. The amortization is included in the reported amount of income from unconsolidated entities.

            As of December 31, 2012, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2013	$1,286,591
2014	1,095,731
2015	2,029,553
2016	1,106,436
2017	1,367,851
Thereafter	4,693,145

Total principal maturities	11,579,307
Net unamortized debt premiums and discounts	5,556

Total mortgages and other indebtedness	$11,584,863

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

            This debt becomes due in installments over various terms extending through 2034 with interest rates ranging from 0.48% to 9.35% and a weighted average rate of 5.06% at December 31, 2012.

	For the Year Ended December 31,
	2012	2011	2010
STATEMENTS OF OPERATIONS
Revenue:
Minimum rent	$1,487,554	$1,424,038	$1,365,466
Overage rent	176,609	140,822	125,239
Tenant reimbursements	691,564	660,354	655,144
Other income	171,698	150,949	181,210

Total revenue	2,527,425	2,376,163	2,327,059
Operating Expenses:
Property operating	477,338	460,235	446,358
Depreciation and amortization	506,820	485,794	482,836
Real estate taxes	178,739	167,608	174,617
Repairs and maintenance	65,163	64,271	63,185
Advertising and promotion	55,175	50,653	48,205
Provision for (recovery of) credit losses	1,824	4,496	(85)
Other	170,510	148,110	130,195

Total operating expenses	1,455,569	1,381,167	1,345,311

Operating Income	1,071,856	994,996	981,748
Interest expense	(599,400)	(593,408)	(589,769)
Loss from unconsolidated entities	(1,263)	(1,263)	—

Income from Continuing Operations	471,193	400,325	391,979
Loss from operations of discontinued joint venture interests	(20,311)	(57,961)	(60,470)
(Loss) Gain on disposal of discontinued operations, net	(5,354)	347,640	39,676

Net Income	$445,528	$690,004	$371,185

Third-Party Investors' Share of Net Income	$239,931	$384,384	$234,799

Our Share of Net Income	205,597	305,620	136,386
Amortization of Excess Investment	(83,400)	(50,562)	(48,329)
Our Share of Loss (Gain) on Sale or Disposal of Assets and Interests in Unconsolidated Entities, net	9,245	(173,820)	(20,305)
Our Share of Impairment Charge from Investments in Unconsolidated Entities, net	—	—	8,169

Income from Unconsolidated Entities	$131,442	$81,238	$75,921

            Our share of income from unconsolidated entities in the above table, aggregated with our share of results of Klépierre, is presented in Income from unconsolidated entities in the accompanying consolidated statements of operations and comprehensive income. Our share of the loss (gain) on sale or disposal of assets and interests in unconsolidated entities, net is reflected within gain upon acquisition of controlling interests, sale or disposal of assets and interests in unconsolidated entities, and impairment charge on investment in unconsolidated entities, net in the accompanying consolidated statements of operations and comprehensive income.

  2012 Dispositions

            In July 2012, we disposed of our interest in an unconsolidated mall, and in August 2012 we disposed of our interest in three other non-core unconsolidated properties. Our share of the net loss on disposition was $9.2 million.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.    Investments in Unconsolidated Entities (Continued)

  2011 Dispositions

            In April 2011, we disposed of our interest in an unconsolidated mall, resulting in a gain of $7.8 million.

  2010 Impairment

            In December 2010, we recognized an $8.2 million non-cash impairment charge representing our share of impairment on a joint venture investment in a property in Italy for which the decline in value below our carrying amount was deemed other-than-temporary.

8.    Indebtedness and Derivative Financial Instruments

            Our mortgages and other indebtedness, excluding the impact of derivative instruments, consist of the following as of December 31:

	2012	2011
Fixed-Rate Debt:
Mortgages and other notes, including $101,104 and $54,250 net premiums, respectively. Weighted average interest and maturity of 5.85% and 4.4 years at December 31, 2012.	$7,677,204	$5,566,600
Unsecured notes, including $38,847 and $29,178 net discounts, respectively. Weighted average interest and maturity of 5.09% and 7.1 years at December 31, 2012.	13,400,154	10,640,775

Total Fixed-Rate Debt	21,077,358	16,207,375
Variable-Rate Debt:
Mortgages and other notes, at face value. Weighted average interest and maturity of 2.57% and 1.5 years at December 31, 2012.	442,152	1,286,401
Credit Facility (see below)	1,593,497	952,664

Total Variable-Rate Debt	2,035,649	2,239,065

Total Mortgages and Other Indebtedness	$23,113,007	$18,446,440

            General.    Our unsecured debt agreements contain financial covenants and other non-financial covenants. If we were to fail to comply with these covenants, after the expiration of the applicable cure periods, the debt maturity could be accelerated or other remedies could be sought by the lender including adjustments to the applicable interest rate. As of December 31, 2012, we are in compliance with all covenants of our unsecured debt.

            At December 31, 2012, we or our subsidiaries were the borrowers under 78 non-recourse mortgage notes secured by mortgages on 78 properties, including seven separate pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 27 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted pool may constitute a default under all mortgages within that pool and may lead to acceleration of the indebtedness due on each property within the pool. Certain of our secured debt instruments contain financial and other non-financial covenants which are specific to the properties which serve as collateral for that debt. If the borrower fails to comply with these covenants, the lender could accelerate the debt and enforce its right against their collateral. At December 31, 2012, the applicable borrowers under these non-recourse mortgage notes were in compliance with all covenants where non-compliance could individually, or giving effect to applicable cross-default provisions in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8.    Indebtedness and Derivative Financial Instruments (Continued)

Unsecured Debt

            At December 31, 2012, our unsecured debt consisted of $13.4 billion of senior unsecured notes of the Operating Partnership, $1.3 billion outstanding under our $4.0 billion unsecured revolving credit facility, or Credit Facility, and $259.2 million outstanding under our $2.0 billion supplemental unsecured revolving credit facility, or Supplemental Facility. The December 31, 2012 balance on the Credit Facility included $1.2 billion (U.S. dollar equivalent) of Euro-denominated borrowings and the entire balance on the Supplemental Facility on such date consisted of Yen-denominated borrowings, both of which are designated as net investment hedges of a portion of our international investments.

            On December 31, 2012, we had an aggregate available borrowing capacity of $4.4 billion under the two credit facilities. The maximum outstanding balance of the credit facilities during the year ended December 31, 2012 was $3.1 billion and the weighted average outstanding balance was $1.9 billion. Letters of credit of $45.2 million were outstanding under the Credit Facility as of December 31, 2012.

            The Credit Facility's initial borrowing capacity of $4.0 billion can be increased at our sole option to $5.0 billion during its term. The Credit Facility will initially mature on October 30, 2015 and can be extended for an additional year at our sole option. The base interest rate on the Credit Facility is LIBOR plus 100 basis points with an additional facility fee of 15 basis points. In addition, the Credit Facility provides for a money market competitive bid option program that allows us to hold auctions to achieve lower pricing for short-term borrowings. The Credit Facility also includes a $2.0 billion multi-currency tranche.

            On June 1, 2012, we entered into the Supplemental Facility with an initial borrowing capacity of $2.0 billion which can be increased at our sole option to $2.5 billion during its term. The Supplemental Facility will initially mature on June 30, 2016 and can be extended for an additional year at our sole option. The base interest rate on the Supplemental Facility is LIBOR plus 100 basis points with an additional facility fee of 15 basis points. Like the Credit Facility, the Supplemental Facility provides for a money market competitive bid option program and allows for multi-currency borrowings. During the second quarter of 2012, we moved $285.0 million (U.S. dollar equivalent) of Yen-denominated borrowings from the Credit Facility to the Supplemental Facility.

            On March 13, 2012, the Operating Partnership issued $600.0 million of senior unsecured notes at a fixed interest rate of 2.15% with a maturity date of September 2017, $600.0 million of senior unsecured notes at a fixed interest rate of 3.375% with a maturity date of March 2022, and $550.0 million of senior unsecured notes at a fixed interest rate of 4.75% with a maturity date of March 2042. Proceeds from the unsecured notes offerings were used to fund a portion of the cost of the acquisition of our equity stake in Klépierre and the Mills transaction.

            On December 17, 2012, the Operating Partnership issued $750.0 million of senior unsecured notes at a fixed interest rate of 1.50% with a maturity date of February 2018 and $500.0 million of senior unsecured notes at a fixed interest rate of 2.75% with a maturity date of February 2023. Proceeds from the unsecured notes offerings were used to pay down borrowings on the Credit Facility and fund general working capital requirements.

            During 2012, we redeemed at par $231.0 million of senior unsecured notes with fixed rates ranging from 5.75% to 6.88%.

            On November 1, 2011, we entered into a $900.0 million unsecured term loan. We drew $160.0 million on the term loan in the first quarter of 2012. In the second quarter of 2012, we repaid the outstanding balance in full and terminated the term loan.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8.    Indebtedness and Derivative Financial Instruments (Continued)

Secured Debt

            Total secured indebtedness was $8.0 billion and $6.8 billion at December 31, 2012 and 2011, respectively. During 2012, we repaid $536.2 million in mortgage loans with a weighted average interest rate of 3.95%, unencumbering 19 properties, and repaid the outstanding balance of a $735.0 million secured term loan in full.

            As a result of the acquisition of additional interests in properties in the Mills transaction in March 2012, as further discussed in Note 7, we consolidated nine properties encumbered by property-level mortgage debt totaling $2.6 billion. This property-level mortgage debt was previously presented as debt of our unconsolidated entities. We and our joint venture partner had equal ownership in these properties prior to the transaction.

Debt Maturity and Other

            Our scheduled principal repayments on indebtedness as of December 31, 2012 are as follows:

2013	$821,637
2014	2,337,975
2015	2,098,028
2016	5,642,023
2017	3,281,808
Thereafter	8,869,279

Total principal maturities	23,050,750
Net unamortized debt premium	62,257

Total mortgages and other indebtedness	$23,113,007

            Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the Year Ended December 31,
	2012	2011	2010
Cash paid for interest	$1,122,223	$979,436	$1,015,989

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

            We may enter into treasury lock agreements as part of an anticipated debt issuance. Upon completion of the debt issuance, the fair value of these instruments is recorded as part of accumulated other comprehensive income (loss) and is amortized to interest expense over the life of the debt agreement.

            The fair value of our interest rate swap agreements is a net liability balance of $1.5 million and $10.0 million at December 31, 2012 and 2011, respectively, and is included in other liabilities. The interest rate cap agreements were of nominal value at December 31, 2012 and 2011, and we generally do not apply hedge accounting to these arrangements. In addition, the unamortized loss of our treasury locks and terminated hedges recorded in accumulated other

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

8.    Indebtedness and Derivative Financial Instruments (Continued)

comprehensive income (loss) was $78.0 million and $89.7 million as of December 31, 2012 and 2011, respectively. As of December 31, 2012, our outstanding LIBOR based derivative contracts consisted of:

  •
  interest rate cap protection agreements with a notional amount of $442.4 million which mature in July 2013 and June 2014, and

  •
  fixed rate swap agreements with a notional amount of $483.7 million which have a weighted average fixed pay rate of 2.52% and a weighted average variable receive rate of 0.58%.

            Within the next year, we expect to reclassify to earnings approximately $13.2 million of losses related to active and terminated interest rate swaps from the current balance held in accumulated other comprehensive income (loss). The amount of ineffectiveness relating to cash flow hedges recognized in income during the periods presented was not significant.

            Our joint ventures may also enter into interest rate swaps or caps, which are recorded at fair value on the joint venture balance sheets. Included in our accumulated other comprehensive income (loss) as of December 31, 2012 and 2011 is our share of the joint ventures' accumulated derivative losses of $0.4 million and $14.0 million, respectively.

Fair Value of Debt

            The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimate the fair values of consolidated fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. We estimate the fair values of consolidated fixed-rate unsecured notes using quoted market prices, or, if no quoted market prices are available, we use quoted market prices for securities with similar terms and maturities. The book value of our consolidated fixed-rate mortgages and other indebtedness was $21.0 billion and $15.9 billion as of December 31, 2012 and 2011, respectively. The fair values of these financial instruments and the related discount rate assumptions as of December 31 are summarized as follows:

	2012	2011
Fair value of fixed-rate mortgages and other indebtedness	$23,373	$17,905
Weighted average discount rates assumed in calculation of fair value for fixed-rate mortgages	3.24%	3.60%

9.    Rentals under Operating Leases

            Future minimum rentals to be received under non-cancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2012 are as follows:

2013	$2,572,612
2014	2,363,435
2015	2,083,716
2016	1,810,189
2017	1,524,365
Thereafter	4,079,160

$14,433,477

            Approximately 0.6% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10.    Equity

            Our Board of Directors is authorized to reclassify excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of us without further action of the stockholders. The ability to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

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

Common Stock Issuances

            In 2012, we issued 921,676 shares of common stock to 31 limited partners in exchange for an equal number of units pursuant to the partnership agreement of the Operating Partnership.

            In addition, we issued 5,873,620 shares of common stock to The Melvin Simon Family Enterprises Trust in exchange for 6,526,245 units on September 25, 2012.

            We issued 712 shares of common stock related to employee stock options exercised during 2012. We used the net proceeds from the option exercises to acquire additional units in the Operating Partnership.

            On March 14, 2012, we issued 9,137,500 shares of common stock in a public offering at a price of $137.00 per share. Proceeds of $1.2 billion from the offering, net of issue costs, were used to fund a portion of the acquisition cost of our equity stake in Klépierre and the Mills transaction.

            On July 20, 2012, the Operating Partnership redeemed 2,000,000 units from a limited partner for $124.00 per unit in cash.

            On December 4, 2012, the Operating Partnership issued 205,335 units in connection with the acquisition of the remaining 50% noncontrolling interest in two outlet properties as discussed in Note 4.

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

            Limited Partners' Preferred Interest in the Operating Partnership and Noncontrolling Redeemable Interests in Properties. The following table summarizes the preferred units of the Operating Partnership and the amount of the noncontrolling redeemable interests in properties as of December 31. The redemption features of the preferred units of the Operating Partnership contain provisions which could require us to settle the redemption in cash. As a result, this series of preferred units in the Operating Partnership remains classified outside permanent equity. The remaining interest in a property or portfolio of properties which are redeemable at the option of the holder or in circumstances that may be outside our control, are accounted for as temporary equity within limited partners' preferred interest in

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10.    Equity (Continued)

the Operating Partnership and noncontrolling redeemable interests in properties in the accompanying consolidated balance sheets. The carrying amount of the noncontrolling interest is adjusted to the redemption amount assuming the instrument is redeemable at the balance sheet date. Changes in the redemption value of the underlying noncontrolling interest are recorded within accumulated deficit. There are no noncontrolling interests redeemable at amounts in excess of fair value.

	2012	2011
7.50% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding	$25,537	$25,537
Other noncontrolling redeemable interests in properties	152,469	242,408

Limited partners' preferred interest in the Operating Partnership and other noncontrolling redeemable interests in properties	$178,006	$267,945

            7.50% Cumulative Redeemable Preferred Units.    This series of preferred units accrues cumulative quarterly distributions at a rate of $7.50 annually. The Operating Partnership may redeem the preferred units on or after November 10, 2013, or earlier upon the occurrence of certain tax triggering events such as death of the initial holder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The redemption price is the liquidation value ($100.00 per preferred unit) plus accrued and unpaid distributions, payable either in cash or fully registered shares of our common stock at our election. In the event of the death of a holder of the preferred units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the holder may require the Operating Partnership to redeem the preferred units at the same redemption price payable at the option of the Operating Partnership in either cash or shares of common stock.

Permanent Equity

            Preferred Stock.    Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays preferred distributions to us equal to the dividends we pay on the preferred stock issued.

            Series J 8 3/8% Cumulative Redeemable Preferred Stock.    Dividends accrue quarterly at an annual rate of 8 3/8% per share. We can redeem this series, in whole or in part, on or after October 15, 2027 at a redemption price of $50.00 per share, plus accumulated and unpaid dividends. This preferred stock was issued at a premium of $7.5 million. The unamortized premium included in the carrying value of the preferred stock at December 31, 2012 and 2011 was $4.9 million and $5.2 million, respectively.

Other Equity Activity

            Notes Receivable from Former CPI Stockholders.    Notes receivable of $15.3 million from stockholders of an entity we acquired in 1998 are reflected as a deduction from capital in excess of par value in the consolidated statements of equity in the accompanying financial statements. The notes do not bear interest and become due at the time the underlying shares are sold.

            The Simon Property Group 1998 Stock Incentive Plan.    This plan, or the 1998 plan, provides for the grant of equity-based awards in the form of options to purchase shares, stock appreciation rights, restricted stock grants and performance unit awards. Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code and options which are not so qualified. An aggregate of 17,300,000 shares of common stock have been reserved for issuance under the 1998 plan. Additionally, the partnership agreement requires us to purchase units for cash in an amount equal to the fair market value of such shares.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10.    Equity (Continued)

            Administration.    The 1998 plan is administered by the Compensation Committee of the Board of Directors, or the Compensation Committee. The Compensation Committee determines which eligible individuals may participate and the type, extent and terms of the awards to be granted to them. In addition, the Compensation Committee interprets the 1998 plan and makes all other determinations deemed advisable for its administration. Options granted to employees become exercisable over the period determined by the Compensation Committee. The exercise price of an employee option may not be less than the fair market value of the shares on the date of grant. Employee options generally vest over a three-year period and expire ten years from the date of grant.

            Awards for Eligible Directors.    Directors who are not also our employees or employees of our affiliates are eligible to receive awards under the 1998 plan. Currently, each eligible director receives on the first day of the first calendar month following his or her initial election an award of restricted stock with a value of $82,500 (pro-rated for partial years of service). Thereafter, as of the date of each annual meeting of stockholders, eligible directors who are re-elected receive an award of restricted stock having a value of $82,500. In addition, eligible directors who serve as chairpersons of the standing committees receive an additional annual award of restricted stock having a value of $10,000 (in the case of the Audit and Compensation Committees) or $7,500 (in the case of the Governance and Nominating Committees). The Lead Independent Director also receives an annual restricted stock award having a value of $12,500. The restricted stock vests in full after one year.

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

Stock Based Compensation

            Awards under our stock based compensation plans primarily take the form of LTIP units and restricted stock grants. These awards are all performance based and are based on various corporate and business unit performance measures as further described below. In the aggregate, we recorded compensation expense, net of capitalization, related to these stock based compensation arrangements of approximately $31.8 million, $26.2 million, and $21.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, which is included within home and regional office costs and general and administrative costs in the accompanying statements of operations and comprehensive income.

            LTIP Programs.    On March 16, 2010, the Compensation Committee approved three long-term, performance based incentive compensation programs, or the 2010 LTIP programs, for certain senior executive officers. Awards under the LTIP programs take the form of LTIP units, a form of limited partnership interest issued by the Operating Partnership, and will be considered earned if, and only to the extent to which, applicable total shareholder return, or TSR, performance benchmarks, as defined, are achieved during the performance period. Once earned, LTIP units will become the equivalent of units only after a two year service-based vesting period, beginning after the end of the performance period. Awarded LTIP units not earned are forfeited. During the performance period, participants are entitled to receive on the LTIP units awarded to them distributions equal to 10% of the regular quarterly distributions paid on a unit of the Operating Partnership. As a result, we account for these LTIP units as participating securities under the two-class method of computing earnings per share. The 2010 LTIP programs had one, two and three year performance periods, which ended on December 31, 2010, 2011 and 2012, respectively. In the first quarter of 2011, the Compensation Committee determined the extent to which the performance measures were achieved and 133,673 LTIP units were earned under the one-year 2010 LTIP program and, pursuant to the award agreements, will vest in two equal installments in 2012 and 2013. In the first quarter of 2012, the Compensation Committee determined the extent to which the performance measures were achieved and 337,006 LTIP units were earned under the two-year 2010 LTIP program and, pursuant to the award agreements, will vest in two equal installments in 2013 and 2014.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10.    Equity (Continued)

            During July 2011, the Compensation Committee approved a new three-year long-term performance based incentive compensation program, or the 2011-2013 LTIP program, and awarded LTIP units to certain senior executive officers. The 2011-2013 LTIP program has a three year performance period ending on December 31, 2013. During March 2012, the Compensation Committee approved a three-year long-term performance based incentive compensation program, or the 2012-2014 LTIP program, and awarded LTIP units to certain senior executive officers. The 2012-2014 LTIP program has a three year performance period ending December 31, 2014 and will be considered earned if, and only to the extent to which, applicable TSR performance benchmarks are achieved during the performance period. One-half of the earned LTIP units will vest on January 1 of each of the second and third years following the end of the applicable performance period, subject to the participant maintaining employment with us through those dates.

            The 2010 LTIP program awards have an aggregate grant date fair value, adjusted for estimated forfeitures, of $7.2 million for the one-year program, $14.8 million for the two-year program and $23.0 million for the three-year program. Both the 2011-2013 LTIP program and 2012-2014 LTIP program have aggregate grant date fair values of $35.0 million, adjusted for estimated forfeitures. Grant date fair values were estimated based upon the results of a Monte Carlo model, and the resulting expense will be recorded regardless of whether the TSR benchmarks are achieved, if the required service is delivered throughout the performance period. The grant date fair values are being amortized into expense over the period from the grant date to the date at which the awards, if any, become vested.

            Restricted Stock.    The 1998 plan also provides for shares of restricted stock to be granted to certain employees at no cost to those employees, subject to achievement of certain financial and return-based performance measures established by the Compensation Committee related to the most recent year's performance. Once granted, the shares of restricted stock then vest annually over a three or four-year period (equally each year) beginning on January 1 of each year. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to earnings ratably over the vesting period. Through December 31, 2012 a total of 5,340,313 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards is summarized in the following table for each of the years presented:

	For the Year Ended December 31,
	2012	2011	2010
Restricted stock awarded during the year, net of forfeitures	114,066	116,885	116,726
Weighted average fair value of shares granted during the year	$146.70	$110.12	$85.17
Amortization expense	$14,001	$14,018	$16,839

            Other Compensation Arrangements.    On July 6, 2011, in connection with the execution of a long-term employment agreement, the Compensation Committee granted David Simon, our Chairman and CEO, a retention award in the form of 1,000,000 LTIP units for his continued service as our Chairman and Chief Executive Officer through July 5, 2019. The award vests in one-third increments on July 5th of 2017, 2018 and 2019, subject to continued employment. The grant date fair value of the retention award was $120.3 million which is being recognized as expense over the eight-year term of his employment agreement on a straight-line basis.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

10.    Equity (Continued)

            Information relating to employee options from December 31, 2009 through December 31, 2012 is as follows:

	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2009	505,682	$28.88

Granted (1)	—	—
Exercised (none were forfeited during the period)	(178,683)	23.03

Shares under option at December 31, 2010	326,999	$29.75

Granted	—	—
Exercised (none were forfeited during the period)	(324,720)	29.61

Shares under option at December 31, 2011	2,279	$50.17

Granted	—	—
Exercised (none were forfeited during the period)	(712)	50.17

Shares under option at December 31, 2012	1,567	$50.17

(1)
Since 2001, we have not granted any options to officers, directors or employees, except for a series of reload options we assumed as part of a prior business combination.

            All 1,567 options outstanding at December 31, 2012, are exercisable and have an exercise price of $50.17 and a weighted average life of 1.17 years.

            We also maintain a tax-qualified retirement 401(k) savings plan and offer no other post-retirement or post-employment benefits to our employees.

Exchange Rights

            Limited partners in the Operating Partnership have the right to exchange all or any portion of their units for shares of common stock on a one-for-one basis or cash, as determined by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of our common stock at that time. At December 31, 2012, we had reserved 58,151,188 shares of common stock for possible issuance upon the exchange of units, stock options and Class B common stock.

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

            In May 2010, Opry Mills sustained significant flood damage. Insurance proceeds of $50 million have been funded by the insurers and remediation work has been completed. The property was re-opened March 29, 2012. The excess insurance carriers (those providing coverage above $50 million) have denied the claim under the policy for additional proceeds (of up to $150 million) to pay further amounts for restoration costs and business interruption losses. We and our lenders are continuing our efforts through pending litigation to recover our losses under the excess

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

11.    Commitments and Contingencies (Continued)

insurance policies for Opry Mills and we believe recovery is probable, but no assurances can be made that our efforts to recover these funds will be successful.

Lease Commitments

            As of December 31, 2012, a total of 28 of the consolidated properties are subject to ground leases. The termination dates of these ground leases range from 2013 to 2090. These ground leases generally require us to make fixed annual rental payments, or a fixed annual rental plus a percentage rent component based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense, which is included in other expense, as follows:

	For the Year Ended December 31,
	2012	2011	2010
Ground lease expense	$43,421	$42,284	$36,750

            Future minimum lease payments due under these ground leases for years ending December 31, excluding applicable extension options, are as follows:

2013	$26,950
2014	28,196
2015	28,921
2016	29,097
2017	29,106
Thereafter	889,307

$1,031,577

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

Guarantees of Indebtedness

            Joint venture debt is the liability of the joint venture and is typically secured by the joint venture property, which is non-recourse to us. As of December 31, 2012 and 2011, the Operating Partnership guaranteed joint venture related mortgage or other indebtedness of $84.9 million and $30.2 million, respectively. Mortgages guaranteed by us are

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

11.    Commitments and Contingencies (Continued)

secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

            Our malls, Premium Outlets, The Mills, and community/lifestyle centers rely heavily upon anchor tenants to attract customers; however, anchor retailers do not contribute materially to our financial results as many anchor retailers own their spaces. All material operations are within the United States and no customer or tenant accounts for 5% or more of our consolidated revenues.

Limited Life Partnerships

            We are the controlling partner in several consolidated partnerships that have a limited life. We estimated the settlement values of these noncontrolling interests as of December 31, 2012 and 2011 as approximately $143 million and $140 million, respectively. The settlement values are based on the estimated fair values upon a hypothetical liquidation of the partnership interests and estimated yield maintenance or prepayment penalties associated with the payment to settle any underlying secured mortgage debt.

12.    Related Party Transactions

            Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc., a related party, unconsolidated joint ventures, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the Year Ended December 31,
	2012	2011	2010
Amounts charged to unconsolidated joint ventures	$119,534	$125,306	$118,905
Amounts charged to properties owned by related parties	4,416	4,353	4,308

            During 2012, 2011 and 2010, we recorded interest income of $2.0 million, $9.8 million and $9.9 million, respectively, net of inter-entity eliminations, related to the loans that we have provided to TMLP and SPG-FCM. In addition, during 2012, 2011 and 2010, we recorded development, royalty and other fees related to our international investments of $15.5 million, $12.3 million, and $10.8 million, respectively, which is included in other income in the accompanying consolidated statements of operations and comprehensive income.

Simon Property Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

13.    Quarterly Financial Data (Unaudited)

            Quarterly 2012 and 2011 data is summarized in the table below. Quarterly amounts may not sum to annual amounts due to rounding.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012
Total revenue	$1,118,969	$1,188,066	$1,228,617	$1,344,431
Operating income	516,721	524,327	564,953	614,598
Consolidated net income	781,829	260,936	306,371	370,496
Net income attributable to common stockholders	645,410	215,445	254,921	315,383
Net income per share — Basic	$2.18	$0.71	$0.84	$1.01
Net income per share — Diluted	$2.18	$0.71	$0.84	$1.01
Weighted average shares outstanding	295,693,410	303,252,359	304,107,489	303,137,350
Diluted weighted average shares outstanding	295,694,520	303,253,401	304,108,559	303,138,422
2011
Total revenue	$1,019,874	$1,040,861	$1,074,360	$1,171,337
Operating income	451,949	470,260	484,556	536,389
Consolidated net income	219,666	250,522	333,781	441,931
Net income attributable to common stockholders	179,412	205,121	274,000	362,930
Net income per share — Basic	$0.61	$0.70	$0.93	$1.24
Net income per share — Diluted	$0.61	$0.70	$0.93	$1.24
Weighted average shares outstanding	293,080,205	293,367,771	293,735,663	293,821,920
Diluted weighted average shares outstanding	293,290,496	293,402,353	293,758,135	293,832,555

QuickLinks

Management's Discussion and Analysis of Financial Condition and Results of Operations Simon Property Group, Inc. and Subsidiaries